Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279048

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the board of directors of Dril-Quip, Inc. (“Dril-Quip”), we are pleased to enclose the accompanying proxy statement/prospectus relating to the business combination of Dril-Quip and Innovex Downhole Solutions, Inc. (“Innovex”). We are requesting that you take certain actions as a Dril-Quip stockholder.

On March 18, 2024, Dril-Quip entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) with Innovex and certain subsidiaries of Dril-Quip that provides for the combination of Dril-Quip and Innovex. Pursuant to the merger agreement, (i) Ironman Merger Sub, Inc., a direct wholly owned subsidiary of Dril-Quip (“Merger Sub Inc.”), will merge with and into Innovex, with Innovex continuing as the surviving company (the “first merger” and the surviving company, the “surviving corporation”), and (ii) immediately following the first merger, the surviving corporation will merge with and into DQ Merger Sub, LLC, a direct wholly owned subsidiary of Dril-Quip (“Merger Sub LLC”), with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of Dril-Quip (the “second merger” and, together with the first merger, the “mergers”).

If the mergers are completed, subject to certain exceptions, the aggregate merger consideration paid at the effective time of the first merger (the “effective time”) to the holders of common stock, par value $0.01 per share, of Innovex (“Innovex common stock”) then issued and outstanding (including each Innovex stock option and restricted stock unit) will be a number of shares of common stock, par value $0.01 per share, of Dril-Quip (“Dril-Quip common stock”) (including restricted stock awards) equal to the product of (i) 48% multiplied by (ii) the quotient of (x) the number of shares of Dril-Quip common stock outstanding immediately prior to the effective time of the mergers, calculated on a fully diluted basis, divided by (y) 52% (the “aggregate merger consideration”). Each holder of Innovex common stock, other than holders who are entitled to demand, and properly demand, appraisal of their shares of Innovex common stock (“dissenting shares”), will be entitled to receive, for each share of Innovex common stock, a number of shares of Dril-Quip common stock equal to the aggregate merger consideration divided by the number of shares of Innovex common stock outstanding immediately prior to the effective time calculated on a fully diluted basis (the “per share merger consideration”), plus the cash value of any fractional shares of Dril-Quip common stock that would otherwise be payable. Each share of Innovex common stock held in treasury by Innovex or owned directly or indirectly by Dril-Quip, Merger Sub Inc. or Merger Sub LLC immediately before the effective time (“disregarded shares”) will be automatically cancelled for no consideration. Upon consummation of the mergers and the other transactions contemplated by the merger agreement, Innovex will be a wholly owned subsidiary of Dril-Quip and the name of Dril-Quip will be changed to Innovex International, Inc. The common stock of the combined company will remain listed on the New York Stock Exchange (the “NYSE”) following the completion of the mergers and is expected to trade under a new ticker symbol, “INVX”.

Following the closing of the mergers, it is anticipated that persons who were stockholders of Dril-Quip and Innovex immediately prior to the mergers will own approximately 52% and 48% of the combined company, respectively.

Dril-Quip will hold a special meeting of its stockholders in connection with the mergers (as may be adjourned or postponed from time to time, the “special meeting”).

At the special meeting, Dril-Quip stockholders will be asked to consider and vote on proposals to (1) approve the issuance of Dril-Quip common stock to Innovex stockholders pursuant to the merger agreement (the “stock issuance proposal”), (2) approve an amendment of Dril-Quip’s restated certificate of incorporation (the “charter amendment proposal” and, together with the stock issuance proposal, the “merger proposals”), (3) on a non-binding advisory basis, approve six separately presented proposals to approve certain governance provisions in the charter amendment, to, among other things, (i) increase the number of authorized shares of Dril-Quip’s common stock from 100 million to 200 million, (ii) limit the personal liability of corporate officers for money damages for breaches of their fiduciary duty of care in accordance with Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”) and (iii) waive corporate opportunities obligations with respect to Amberjack Capital Partners, L.P. (“Amberjack”) and certain of its affiliates (collectively, the “non-binding governance proposals”), (4) approve the Innovex 2024 long-term incentive plan (the “2024 LTIP”), which provides for the issuance of up to a number of shares of Dril-Quip common stock equal to 5% of the fully-diluted shares of Dril-Quip common stock outstanding at the time the 2024 LTIP becomes effective (the “2024 LTIP proposal”), (5) on a non-binding advisory basis, approve the compensation that may be paid or become payable to Dril-Quip’s named executive officers that is based on or otherwise relates to the mergers (the “non-binding compensation proposal”) and (6) approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes cast at the special meeting to approve the merger proposals. The Dril-Quip Board unanimously recommends that Dril-Quip stockholders vote “FOR” each of the proposals to be considered at the special meeting. Completion of the mergers is conditioned on approval of the merger proposals.

Dril-Quip common stock is traded on the NYSE under the symbol “DRQ”. The market price of Dril-Quip common stock will fluctuate before the mergers, and you should obtain a current stock price quotation for the Dril-Quip common stock. Innovex common stock is not currently traded on a national securities exchange.

Your vote is very important. We cannot complete the mergers unless the Dril-Quip stockholders vote to approve the merger proposals.

This document is a prospectus relating to the Dril-Quip common stock to be issued to Innovex stockholders pursuant to the mergers and a proxy statement for Dril-Quip to solicit proxies for the special meeting. It contains answers to frequently asked questions and a summary of the important terms of the mergers, the merger agreement and related transactions, followed by a more detailed discussion.

Please carefully read this entire document, including “Risk Factors” beginning on page 31, for a discussion of the risks relating to Dril-Quip, Innovex and the mergers.

Sincerely,

Jeffrey J. Bird
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the mergers or the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of the accompanying proxy statement/prospectus is August 6, 2024, and it is first being mailed or otherwise delivered to Dril-Quip stockholders on or about August 6, 2024.

Dril-Quip, Inc.

2050 West Sam Houston Pkwy S., Suite 1100

Houston, Texas 77042

(713) 939-7711

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 5, 2024

To the Stockholders of Dril-Quip, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of Dril-Quip, Inc., a Delaware corporation (“Dril-Quip”), which will be held at Dril-Quip’s executive offices at 2050 West Sam Houston Parkway S., Suite 1100, Houston, Texas 77042, on September 5, 2024 at 9:30 a.m., local time, for the following purposes:

1.

to vote on a proposal to approve the issuance of shares of Dril-Quip’s common stock, par value $0.01 per share (“Dril-Quip common stock”), to stockholders of Innovex Downhole Solutions, Inc. (“Innovex”) in the mergers contemplated by the Agreement and Plan of Merger, dated as of March 18, 2024, by and among Dril-Quip, Innovex, Ironman Merger Sub, Inc., a wholly owned subsidiary of Dril-Quip (“Merger Sub Inc.”), and DQ Merger Sub, LLC, a wholly owned subsidiary of Dril-Quip (“Merger Sub LLC”) (as that agreement may be amended from time to time, the “merger agreement”), a copy of which is included as Annex A to the proxy statement/prospectus of which this notice is a part, for purposes of complying with Section 312.03(c) of the NYSE’s Listed Company Manual and, in the event such issuance constitutes a change of control, Section 312.03(d) of the NYSE’s Listed Company Manual (the “stock issuance proposal”);

2.

to vote on a proposal to approve an amendment of Dril-Quip’s restated certificate of incorporation (such amendment, the “charter amendment” and such proposal, the “charter amendment proposal,” and the charter amendment proposal together with the stock issuance proposal, the “merger proposals”);

3.

to vote, on a non-binding advisory basis, upon six separately presented proposals to approve certain governance provisions in the charter amendment to, among other things, (i) increase the number of authorized shares of Dril-Quip’s common stock from 100 million to 200 million, (ii) limit the personal liability of corporate officers for money damages for breaches of their fiduciary duty of care in accordance with Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”) and (iii) waive corporate opportunities obligations with respect to Amberjack and certain of its affiliates (collectively, the “non-binding governance proposals”);

4.

to vote on a proposal to approve the Innovex 2024 long-term incentive plan (the “2024 LTIP”), which provides for the issuance of up to a number of shares of Dril-Quip common stock equal to 5% of the fully-diluted shares of Dril-Quip common stock outstanding at the time the 2024 LTIP becomes effective (the “2024 LTIP proposal”);

5.

to vote, on a non-binding advisory basis, on the compensation that may be paid or become payable to Dril-Quip’s named executive officers (“NEOs”) that is based on or otherwise relates to the mergers (the “non-binding compensation proposal”); and

6.

to vote on a proposal to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposals (the “adjournment proposal”).

Dril-Quip will transact no other business at the special meeting except such business as may properly be brought before the special meeting by or at the direction of the Dril-Quip board of directors (the “Dril-Quip Board”). References to the special meeting in the proxy statement/prospectus are to such special meeting as adjourned or postponed. Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the special meeting.

The Dril-Quip Board has fixed the close of business on August 5, 2024 as the record date for the special meeting. Only Dril-Quip stockholders of record at that time are entitled to receive notice of, and to vote at, the special meeting. The eligible Dril-Quip stockholder list will be available at the special meeting for examination by any stockholder present at such meeting.

Completion of the mergers is conditioned on approval of the merger proposals. Approval of the stock issuance proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Approval of the charter amendment proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock.

The approval of the non-binding governance proposals, the 2024 LTIP proposal, the non-binding compensation proposal and the adjournment proposal are not conditions to the completion of the mergers. Approval of each of the non-binding governance proposals, the 2024 LTIP proposal and the non-binding compensation proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. The adjournment proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal, regardless of whether there is a quorum.

The Dril-Quip Board unanimously (a) determined that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Dril-Quip and the holders of shares of Dril-Quip common stock, and (b) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement. The Dril-Quip Board unanimously recommends that Dril-Quip stockholders vote “FOR” the stock issuance proposal, “FOR” the charter amendment proposal, “FOR” the non-binding governance proposals, “FOR” the 2024 LTIP proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.

Your vote is very important regardless of the number of shares that you own. Whether or not you expect to attend the special meeting in person, to ensure your representation at the special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (i) accessing the internet site listed on the Dril-Quip proxy card, (ii) calling the toll-free number listed on the Dril-Quip proxy card or (iii) submitting your Dril-Quip proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Dril-Quip common stock who is present at the special meeting may vote in person, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the special meeting in the manner described in the accompanying proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

The enclosed proxy statement/prospectus provides a detailed description of the mergers, the merger agreement and the other matters to be considered at the special meeting. We urge you to carefully read the proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety. If you have any questions concerning the mergers or the proxy statement/prospectus or if you would like additional copies or need help voting your shares of Dril-Quip common stock, please contact Dril-Quip’s proxy solicitor:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

BY ORDER OF THE BOARD OF DIRECTORS,

Jeffrey J. Bird
President and Chief Executive Officer
August 6, 2024

ADDITIONAL INFORMATION

Dril-Quip files annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Dril-Quip at www.dril-quip.com. The information contained on, or that may be accessed through, the Dril-Quip website is not incorporated by reference into, and is not a part of, this proxy statement/prospectus.

Dril-Quip has filed a registration statement on Form S-4 with respect to the shares of Dril-Quip common stock to be issued in the mergers, of which this proxy statement/prospectus forms a part. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. You may read the registration statement, including any amendments and exhibits, at the SEC’s website mentioned above. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This proxy statement/prospectus incorporates important business and financial information about Dril-Quip from documents that are not attached to this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor at the following addresses and telephone numbers:

Dril-Quip, Inc.

Attn: Investor Relations

2050 West Sam Houston Pkwy S., Suite 1100

Houston, Texas 77042

(713) 939-7711

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

If you would like to request any documents, please do so by August 28, 2024, which is five business days prior to the date of the special meeting, in order to receive them before the applicable meeting.

For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of the registration statement on Form S-4 filed with the SEC by Dril-Quip, constitutes a prospectus of Dril-Quip under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Dril-Quip common stock to be issued to Innovex stockholders pursuant to the merger agreement. This proxy statement/prospectus also constitutes a proxy statement for Dril-Quip under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proxy statement/prospectus also constitutes a notice of meeting with respect to the special meeting.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. Dril-Quip has not authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated August 6, 2024, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date.

Further, you should also assume that the information incorporated by reference into this proxy statement/prospectus is accurate only as of the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Dril-Quip stockholders nor the issuance by Dril-Quip of shares of Dril-Quip common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Dril-Quip has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Dril-Quip, and Innovex has supplied all such information relating to Innovex. Dril-Quip and Innovex have both contributed to the information related to the mergers contained in this proxy statement/prospectus.

GLOSSARY

The following terms have the following meanings in this proxy statement/prospectus:

•

“2024 LTIP” means the Innovex 2024 long-term incentive plan, which provides for the issuance of up to a number of shares of Dril-Quip common stock equal to 5% of the fully-diluted shares of Dril-Quip common stock outstanding at the time the 2024 LTIP becomes effective;

•

“aggregate merger consideration” means a number of shares of Dril-Quip common stock equal to the product of (i) 48% multiplied by (ii) the quotient of (x) the number of shares of Dril-Quip common stock outstanding immediately prior to the effective time of the mergers, calculated on a fully diluted basis, divided by (y) 52%;

•	“Amberjack” means Amberjack Capital Partners, L.P.;

•

“average Dril-Quip stock price” means the average of the closing sale prices of a share of Dril-Quip common stock as reported on the NYSE for each of the 10 consecutive trading days ending on the sixth trading day prior to the closing date;

•	“bylaws” means, with respect to Dril-Quip, the Amended and Restated Bylaws of Dril-Quip and, with respect to Innovex, the Second Amended and Restated Bylaws of Innovex, in each case as amended;

•

“certificate of incorporation” means, with respect to Dril-Quip, the Restated Certificate of Incorporation of Dril-Quip and, with respect to Innovex, the Sixth Amended and Restated Certificate of Incorporation of Innovex, in each case as amended;

•

“charter amendment” means an amendment of Dril-Quip’s restated certificate of incorporation to, among other things, (i) increase the number of authorized shares of Dril-Quip’s common stock from 100 million to 200 million, (ii) limit the personal liability of corporate officers for money damages for breaches of their fiduciary duty of care in accordance with Section 102(b)(7) of the DGCL and (iii) waive corporate opportunities obligations, with respect to Amberjack and certain of its affiliates, among others;

•	“closing date” means the date on which the effective time occurs;

•	“combined company” means Dril-Quip immediately following completion of the mergers and the other transactions contemplated by the merger agreement to be renamed “Innovex International, Inc.”;

•	“combined company board” means the board of directors of Dril-Quip immediately following completion of the mergers and the other transactions contemplated by the merger agreement;

•

“consenting stockholders” means collectively, Intervale Capital Fund II, L.P., a Delaware limited partnership, Intervale Capital Fund III, L.P., a Delaware limited partnership, Amberjack Capital Fund II, L.P., a Delaware limited partnership, Innovex Co-Invest Fund, L.P., a Delaware limited partnership, Innovex Co-Invest Fund II, L.P., a Delaware limited partnership, and Intervale Capital Fund II-A, L.P., a Delaware limited partnership;

•	“DGCL” means the General Corporation Law of the State of Delaware;

•

“disregarded shares” means each share of Innovex common stock owned by Innovex, Merger Sub Inc., Dril-Quip or any direct or indirect, wholly owned subsidiary of Innovex or Dril-Quip immediately before the effective time;

•

“dissenting shares” means shares of Innovex common stock that are issued and outstanding immediately prior to the effective time and which are held by a stockholder who did not vote in favor of the first merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares;

•	“Dril-Quip” means Dril-Quip, Inc., a Delaware corporation;

•	“Dril-Quip Board” means the board of directors of Dril-Quip;

•	“Dril-Quip common stock” means the common stock, par value $0.01 per share, of Dril-Quip;

•

“Dril-Quip required vote” means, collectively, approval of the stock issuance proposal by the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal and approval of the charter amendment proposal by the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock;

•	“Dril-Quip stockholders” means the holders of Dril-Quip common stock;

•	“effective time” means the effective time of the first merger;

•	“eligible shares” means each share of Innovex common stock issued and outstanding immediately prior to the effective time (other than any disregarded shares and dissenting shares);

•	“first merger” means the merger of Merger Sub Inc. with and into Innovex pursuant to the merger agreement, with Innovex surviving the merger as the surviving corporation;

•	“GAAP” means accounting principles generally accepted in the United States;

•	“Innovex” means Innovex Downhole Solutions, Inc., a Delaware corporation;

•	“Innovex Board” means the board of directors of Innovex;

•	“Innovex common stock” means the common stock, par value $0.01 per share, of Innovex;

•

“Innovex required vote” means approval of the merger agreement and transactions contemplated thereby by the requisite Innovex stockholders comprising at least the holders of a majority of the outstanding shares of Innovex common stock entitled to vote on the adoption of the merger agreement;

•	“Innovex stockholders” means the holders of Innovex common stock;

•

“Innovex stockholders agreement” means that certain Amended and Restated Stockholders Agreement, dated as of January 1, 2023, by and among Innovex and the stockholders named therein, as may be amended, supplemented, modified or restated from time to time;

•

“merger agreement” means the Agreement and Plan of Merger, dated as of March 18, 2024, by and among Dril-Quip, Merger Sub Inc., Merger Sub LLC and Innovex, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of June 12, 2024, and as may be further amended from time to time;

•	“Merger Sub Inc.” means Ironman Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Dril-Quip;

•	“Merger Sub LLC” means DQ Merger Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Dril-Quip;

•	“mergers” or “integrated mergers” means the first merger and the second merger, collectively;

•	“NYSE” means the New York Stock Exchange;

•

“per share merger consideration” means a number of shares of Dril-Quip common stock that will be issued to holders of eligible shares of Innovex common stock in connection with the first merger equal to the aggregate merger consideration divided by the number of shares of Innovex common stock outstanding immediately prior to the effective time calculated on a fully diluted basis;

•	“record date” means August 5, 2024;

•	“special meeting” means the meeting of the Dril-Quip stockholders in connection with the mergers, as may be adjourned or postponed from time to time;

•

“second merger” means the merger of the surviving corporation with and into Merger Sub LLC pursuant to the merger agreement, with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of Dril-Quip;

•	“second merger effective time” means the effective time of the second merger;

•	“stock issuance” means the issuance of Dril-Quip common stock to Innovex stockholders pursuant to the mergers;

•	“surviving company” means Merger Sub LLC as the surviving company of the second merger; and

•	“surviving corporation” means Innovex as the surviving corporation of the first merger.

All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.

v

QUESTIONS AND ANSWERS ABOUT THE MEETING

The following are some questions that you, as a stockholder of Dril-Quip, may have regarding the mergers and the other matters being considered at the special meeting of Dril-Quip stockholders, and brief answers to those questions. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus for free by following the instructions in “Additional Information.”

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because Dril-Quip and Innovex have entered into the merger agreement, pursuant to which, upon the terms and subject to the conditions set forth in the merger agreement, (i) Merger Sub Inc. will merge with and into Innovex, with Innovex continuing as the surviving corporation, and (ii) immediately following the first merger, the surviving corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company. Upon consummation of the mergers and the other transactions contemplated by the merger agreement, Innovex will be a wholly owned subsidiary of Dril-Quip. Your vote is required in connection with the mergers. The merger agreement, which governs the terms of the mergers, is attached to this proxy statement/prospectus as Annex A.

In order to complete the mergers, Dril-Quip stockholders must approve (a) in accordance with the rules of the NYSE, the issuance of shares of Dril-Quip common stock in the mergers pursuant to the terms of the merger agreement (the “stock issuance proposal”), and (b) an amendment to Dril-Quip’s certificate of incorporation (the “charter amendment proposal” and, together with the stock issuance proposal, the “merger proposals”). In addition, Dril-Quip stockholders will be asked to consider and vote on proposals to (a) on a non-binding advisory basis, consider and vote upon six separately presented proposals to approve certain governance provisions in the charter amendment to, among other things, (i) increase the number of authorized shares of Dril-Quip’s common stock from 100 million to 200 million, (ii) limit the personal liability of corporate officers for money damages for breaches of their fiduciary duty of care in accordance with Section 102(b)(7) of the DGCL and (iii) waive corporate opportunities obligations, with respect to Amberjack and certain of its affiliates (collectively, the “non-binding governance proposals”), (b) approve the Innovex 2024 long term incentive plan (the “2024 LTIP”), which provides for the issuance of up to a number of shares of Dril-Quip common stock equal to 5% of the fully-diluted shares of Dril-Quip common stock outstanding at the time the 2024 LTIP becomes effective (the “2024 LTIP proposal”), (c) on a non-binding advisory basis, consider and vote upon the compensation that may be paid or become payable to Dril-Quip’s named executive officers (“NEOs”) that is based on or otherwise relates to the mergers (the “non-binding compensation proposal”) and (d) approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposals (the “adjournment proposal”).

This proxy statement/prospectus serves as the proxy statement through which Dril-Quip will solicit proxies to obtain the necessary stockholder approval for the mergers. It also serves as the prospectus by which Dril-Quip will issue shares of its common stock as consideration in the mergers.

This proxy statement/prospectus, which you should carefully read in its entirety, contains important information about the mergers and the other matters being considered at the special meeting.

Q:	When and where is the special meeting?

A:

The special meeting of Dril-Quip stockholders will be held at Dril-Quip’s executive offices at 2050 West Sam Houston Parkway S., Suite 1100, Houston, Texas 77042, on September 5, 2024, at 9:30 a.m., local time.

Q:	What will Innovex stockholders receive for their shares of Innovex common stock in the mergers?

A:

At the effective time, subject to certain exceptions, the holders of Innovex common stock issued and outstanding immediately prior to the effective time (including each Innovex stock option and restricted stock unit), in accordance with the terms of the merger agreement, will be entitled to receive a number of shares of Dril-Quip common stock (including restricted stock awards) equal to the aggregate merger consideration. Each holder of Innovex common stock, other than holders of dissenting shares, will be entitled to receive, for each share of Innovex common stock, a number of shares of Dril-Quip common stock equal to the aggregate merger consideration divided by the number of shares of Innovex common stock outstanding immediately prior to the effective time calculated on a fully diluted basis (the “per share merger consideration”), plus the cash value of any fractional shares of Dril-Quip common stock that would otherwise be payable. Each disregarded share will be automatically cancelled and will cease to exist, and no consideration will be issued therefor.

In addition, Innovex and Dril-Quip will take, or cause to be taken, all actions necessary so that, at the effective time, each Innovex stock option award that is outstanding immediately prior to the effective time, whether vested or unvested (each, an “Innovex stock option”) and restricted stock unit awards will be treated as described in “The Merger Agreement—Treatment of Innovex Equity-Based Awards.”

For additional information regarding the consideration to be received in the mergers, please see “The Merger Agreement—Merger Consideration.”

Q:	What will holders of Innovex equity awards receive in the mergers?

A:	The merger agreement provides for the treatment set forth below with respect to the awards held by Innovex’s non-employee directors, executive officers and other employees at the effective time:

Innovex Stock Option Awards: Each Innovex stock option will, at the effective time, be converted into the right to receive a number of shares of Dril-Quip common stock, equal to (a) (i) the product of (1) the number of shares of Innovex common stock subject to such Innovex stock option immediately prior to the effective time, (2) the per share merger consideration and (3) the average Dril-Quip stock price less (ii) the aggregate exercise price of the shares of Innovex common stock subject to such Innovex stock option immediately prior to the effective time (clause (i) and (ii), the “Innovex option cash equivalent”) divided by (b) the average Dril-Quip stock price (rounded up to the nearest whole cent), reduced by applicable tax withholding.

Innovex Time-Based Restricted Stock Unit Awards: Innovex time-based restricted stock unit awards covering approximately 311,206 shares of Innovex common stock and outstanding immediately prior to the effective time and held by certain Innovex employees and non-employee directors, whether vested or unvested (each, a “continuing RSU” and, collectively, the “continuing RSUs”) will each, at the effective time, be converted into an award covering a number of shares of Dril-Quip common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of Innovex common stock subject to such award and (b) the per share merger consideration. If Dril-Quip stockholders approve the 2024 LTIP, the continuing RSUs will be considered substitute awards under the 2024 LTIP, subject to vesting over the same time period as was applicable under the respective continuing RSUs, but otherwise subject to the terms and conditions set forth in the 2024 LTIP. If Dril-Quip stockholders do not approve the 2024 LTIP, the continuing RSUs will be assumed by Dril-Quip on the same terms and conditions as were applicable to such awards as of immediately prior to the effective time (including vesting restrictions). Each Innovex time-based restricted stock unit award that is outstanding immediately prior to the effective time, whether vested or unvested, that is not a continuing RSU (each, an “Innovex RSU”) will be entitled to receive that number of shares of Dril-Quip common stock equal to the number of shares of Innovex common stock subject to such Innovex RSU multiplied by the per share merger consideration reduced by applicable tax withholding.

For additional information regarding the treatment of Innovex equity awards, please see “The Merger Agreement—Treatment of Innovex Equity-Based Awards.”

Q:	Who will own Dril-Quip immediately following the mergers?

A:

It is anticipated that, upon the closing of the mergers, current Dril-Quip stockholders will hold approximately 52%, and current Innovex stockholders will hold approximately 48% of the combined company. The exact equity stake of Dril-Quip stockholders and Innovex stockholders in the combined company immediately following the effective time will depend on the number of shares of Dril-Quip common stock and Innovex common stock issued and outstanding, in each case on a fully diluted basis, immediately prior to the effective time.

Q:	What will be the composition of the board of directors and management of the combined company following the completion of the mergers?

A:

The combined company board will have nine members, including (a) four directors designated by Dril-Quip (the “Dril-Quip designees”), (b) four directors designated by Innovex (the “Innovex designees”) and (c) the Chief Executive Officer of Innovex as of immediately prior to the effective time. The Chairperson of the Dril-Quip Board as of immediately prior to the effective time will serve as Chairperson of the combined company board.

In addition, at the effective time, (i) a Dril-Quip designee will be appointed as Chairperson of the Audit Committee, the Nomination & Corporate Governance Committee and the Compensation Committee of the combined company board and (ii) certain Innovex designees will be appointed to the Nomination & Corporate Governance Committee and the Compensation Committee of the combined company board.

At the effective time, the following individuals will be appointed as executive officers of the combined company: Adam Anderson as Chief Executive Officer, Kendal Reed as Chief Financial Officer and Mark Reddout as President of North America. For additional information, please see “The Mergers—Board of Directors and Management of the Combined Company.”

Q:	How important is my vote?

A:

Your vote “FOR” each proposal presented at the special meeting is very important and you are encouraged to submit a proxy as soon as possible. The mergers cannot be completed without, among other things, the approval of the merger proposals by Dril-Quip stockholders.

Approval of the stock issuance proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for this proposal.

Approval of the charter amendment proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock. Shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

Approval of the non-binding governance proposals requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for such proposal.

Approval of the 2024 LTIP proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for such proposal.

Approval of the non-binding compensation proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for such proposal.

The adjournment proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

Regardless of whether there is a quorum, the Chairperson of the special meeting may also adjourn the special meeting.

Q:	How does the Dril-Quip Board recommend that I vote?

A:

The Dril-Quip Board unanimously recommends that Dril-Quip stockholders vote “FOR” the stock issuance proposal, “FOR” the charter amendment proposal, “FOR” the non-binding governance proposals, “FOR” the 2024 LTIP proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal. For additional information regarding how the Dril-Quip Board recommends that Dril-Quip stockholders vote, see the section titled “The Mergers—Recommendation of the Dril-Quip Board and Reasons for the Mergers.”

Q:	Will the shares of Dril-Quip common stock that I acquire in the mergers receive a dividend?

A:

After the closing of the mergers, as a holder of Dril-Quip common stock, you will receive the same dividends on shares of Dril-Quip common stock that all other holders of Dril-Quip common stock will receive for any dividend with a record date that occurs after the effective time.

Q:	Will the shares of Dril-Quip common stock received at the time of completion of the mergers be traded on an exchange?

A:

Yes. It is a condition to the consummation of the mergers that the shares of Dril-Quip common stock issuable to Innovex stockholders in the mergers be approved for listing on the NYSE, upon official notice of issuance. Dril-Quip common stock currently trades on the NYSE under the stock symbol “DRQ”. Following the completion of the mergers, it is expected that the common stock of the combined company will trade under a new ticker symbol, “INVX”.

Q:	How will Dril-Quip stockholders be affected by the mergers?

A:

Upon completion of the mergers, each Dril-Quip stockholder will hold the same number of shares of Dril-Quip common stock that such stockholder held immediately prior to completion of the mergers. As a result of the mergers, Dril-Quip stockholders will own shares in a larger company with more assets. However, because Dril-Quip will be issuing additional shares of Dril-Quip common stock to Innovex stockholders in exchange for their eligible shares of Innovex common stock in the mergers, each share of Dril-Quip common stock issued and outstanding immediately prior to the mergers will represent a smaller percentage of the aggregate number of shares of Dril-Quip common stock issued and outstanding after the mergers.

Q:	What are the material U.S. federal income tax consequences of the integrated mergers to Innovex stockholders?

A:

The mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and Dril-Quip and Innovex intend to report the mergers consistent with such qualification. Dril-Quip and Innovex have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the qualification of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the integrated mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of Innovex common stock for shares of Dril-Quip common stock pursuant to the first merger, except with respect to cash paid in lieu of fractional shares of Dril-Quip common stock. If the integrated mergers do not qualify as a “reorganization,” the integrated mergers generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Dril-Quip common stock it receives in the first merger plus the amount of any cash paid in lieu of fractional shares of Dril-Quip common stock and (ii) such holder’s adjusted tax basis in its shares of Innovex common stock exchanged in the first merger.

The U.S. federal income tax consequences described above may not apply to all holders of Innovex common stock. Each Innovex stockholder should read “The Mergers—Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders. Tax matters can be complicated and the tax consequences of the integrated mergers to an Innovex stockholder will depend on its particular tax situation. Each Innovex stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the integrated mergers to it.

Q:	When do Dril-Quip and Innovex expect to complete the mergers?

A:

Dril-Quip and Innovex currently expect to complete the mergers in the third quarter of 2024. However, neither Dril-Quip nor Innovex can predict the actual date on which the mergers will be completed, nor can the parties ensure that the mergers will be completed, because completion is subject to conditions beyond the control of either company. Please see “The Mergers—Regulatory Approvals” and “The Merger Agreement—Conditions to the Completion of the Mergers.”

Q:	What happens if the mergers are not completed?

A:

If the merger proposals are not approved by Dril-Quip stockholders or the mergers are not otherwise completed for any other reason, Innovex stockholders will not receive any consideration for shares of Innovex common stock they own. Instead, Innovex common stock will remain outstanding and the separate existence of Innovex will continue apart from Dril-Quip.

Under specified circumstances, Dril-Quip or Innovex may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the merger agreement, as described in “The Merger Agreement—Termination Fees and Expense Reimbursement.”

Q:	Who can vote at, and what is the record date of, the special meeting?

A:

All Dril-Quip stockholders who hold shares of Dril-Quip common stock of record at the close of business on August 5, 2024, the record date for the special meeting (the “record date”), are entitled to receive notice of and to vote at the special meeting.

Q:	How many votes may I cast?

A:

Each issued and outstanding share of Dril-Quip common stock entitles its holder of record to one vote on each matter to be considered at the special meeting. The Dril-Quip stockholders of record on the record date are the only Dril-Quip stockholders that are entitled to receive notice of, and to vote at, the special meeting.

Q:	What constitutes a quorum at the special meeting?

A:	In order for business to be conducted at the special meeting, a quorum must be present.

Holders of shares of Dril-Quip common stock entitling them to exercise a majority of the voting power of Dril-Quip entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business to be considered at such meeting.

Abstentions and broker non-votes will be included in determining whether a quorum is present at the special meeting. A “broker non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please submit your proxy via the internet or by telephone in accordance with the instructions set forth on the applicable proxy card or voting instruction form you received, or complete, sign, date, and return the applicable proxy card or voting instruction form in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the special meeting.

For additional information on voting procedures, please see “Special Meeting.”

Q:	How will my proxy be voted?

A:

If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the applicable proxy card or voting instruction form, your proxy will be voted in accordance with your instructions. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy card will be voted in accordance with the recommendation of the Dril-Quip Board.

For additional information on voting procedures, please see “Special Meeting.”

Q:	What should I do if I receive more than one set of voting materials for the special meeting?

A:

You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Dril-Quip common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:	What is the difference between holding shares of record and holding shares as a beneficial owner of shares of Dril-Quip common stock?

A:

If your shares of Dril-Quip common stock are registered directly in your name with Dril-Quip’s registrar and transfer agent, Computershare Trust Company, N.A. (“Computershare”), you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this proxy statement/prospectus and your proxy card have been sent directly to you by Dril-Quip.

If your shares of Dril-Quip common stock are held through a bank, broker or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker or other nominee. In that case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the special meeting.

Q:	If my shares of Dril-Quip common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:

No. If your shares of Dril-Quip common stock are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your bank, broker or other nominee how to vote your shares of Dril-Quip common stock. Under the rules applicable to broker-dealers, your bank, broker or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. Dril-Quip does not expect any broker non-votes at the special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine. As a result, no broker will be permitted to vote your shares of Dril-Quip common stock at the special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have (i) no effect on the stock issuance proposal, the non-binding governance proposals, the 2024 LTIP proposal or the non-binding compensation proposal and (ii) the same effect as a vote “AGAINST” the approval of the charter amendment and the adjournment proposal.

For additional information on voting procedures, please see “Special Meeting.”

Q:	What do I do if I am a Dril-Quip stockholder and I want to revoke my proxy?

A:	Dril-Quip stockholders of record may revoke their proxies at any time before their shares of Dril-Quip common stock are voted at the special meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to Dril-Quip’s corporate secretary at Dril-Quip’s principal executive offices at 2050 West Sam Houston Pkwy S., Suite 1100, Houston, Texas 77042, by no later than 10:59 p.m. local time on September 4, 2024;

•

delivering another proxy with a later date to Dril-Quip’s corporate secretary at Dril-Quip’s principal executive offices at 2050 West Sam Houston Pkwy S., Suite 1100, Houston, Texas 77042, by no later than 10:59 p.m. local time on September 4, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 p.m. local time on September 4, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the special meeting in person and voting his, her or its shares during the meeting; attendance at the special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Dril-Quip corporate secretary before the proxy is exercised or unless you vote your shares in person during the special meeting.

If your shares are held in “street name” through a broker, bank or other nominee and deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instruction if the record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.

For additional information, please see “Special Meeting.”

Q:	Are there any risks that I should consider as a Dril-Quip stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Dril-Quip contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What happens if I sell or otherwise transfer my shares of Dril-Quip common stock before the special meeting?

A:

The record date is prior to the date of the special meeting. If you sell or otherwise transfer your shares of Dril-Quip common stock after the record date but before the special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Dril-Quip common stock, you will retain your right to vote such shares at the special meeting but will otherwise transfer ownership of and the economic interest in your shares of Dril-Quip common stock.

Q:	What happens if I sell or otherwise transfer my shares of Innovex common stock before the completion of the mergers?

A:

Only Innovex stockholders as of immediately prior to the effective time will become entitled to receive the merger consideration. If you sell your shares of Innovex common stock prior to the completion of the mergers, you will not be entitled to receive the merger consideration by virtue of the mergers.

Q:	Do any of the officers or directors of Dril-Quip have interests in the mergers that may differ from or be in addition to my interests as a Dril-Quip stockholder?

A:

Yes. In considering the recommendation of the Dril-Quip Board that Dril-Quip stockholders vote to approve the merger proposals, Dril-Quip stockholders should be aware that, aside from their interests as stockholders of Dril-Quip, Dril-Quip’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Dril-Quip stockholders generally. The Dril-Quip Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the mergers, and in recommending the approval of the merger proposals.

For more information on these interests and quantification of certain of these interests, please see “The Mergers—Interests of Dril-Quip Directors and Executive Officers in the Mergers.”

Q:	If I am a Dril-Quip stockholder and I oppose any of the proposals, but all such proposals are approved, what are my rights?

A:	Under Delaware law, Dril-Quip stockholders are not entitled to dissenters’ or appraisal rights in connection with any of the proposals as contemplated by the merger agreement.

Q:	Where can I find voting results of the special meeting?

A:

Dril-Quip intends to announce its preliminary voting results at the special meeting and disclose its final voting results in a Current Report on Form 8-K that will be filed with the SEC following the special meeting. All reports that Dril-Quip files with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:	How can I find more information about Dril-Quip?

A:	You can find more information about Dril-Quip from various sources described in “Where You Can Find More Information.”

Q:	Who can answer any questions I may have about the special meeting or the transactions contemplated by the merger agreement?

A:

If you have any questions about the special meeting, the mergers, the merger proposals, the non-binding governance proposals, the 2024 LTIP proposal, the non-binding compensation proposal or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

Dril-Quip, Inc.

Attn: Investor Relations

2050 West Sam Houston Pkwy S., Suite 1100

Houston, Texas 77042

(713) 939-7711

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus and may not contain all the information that may be important to you. To understand the mergers and the matters being voted on by Dril-Quip stockholders at the special meeting more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated by reference herein and to which Dril-Quip refers you. Items in this summary include page references directing you to a more complete description of the topics. See “Where You Can Find More Information.”

The Parties

Dril-Quip, Inc.

Dril-Quip is a leading developer, manufacturer and provider of highly engineered equipment and services for the global offshore and onshore oil and gas industry. Dril-Quip is a Delaware corporation, formed in 1997, and its common stock is listed and traded on the NYSE under the ticker symbol “DRQ”. Dril-Quip’s principal executive office is located at 2050 West Sam Houston Pkwy S., Suite 1100, Houston, Texas 77042 and its telephone number is (713) 939-7711.

Additional information about Dril-Quip and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 249.

Ironman Merger Sub, Inc.

Merger Sub Inc., a direct wholly owned subsidiary of Dril-Quip, is a Delaware corporation formed on March 13, 2024, for the purpose of effecting the first merger. Under the merger agreement, Merger Sub Inc. will merge with and into Innovex, with Innovex surviving the merger as the surviving corporation and a direct wholly owned subsidiary of Dril-Quip. Merger Sub Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.

DQ Merger Sub, LLC

Merger Sub LLC, a direct wholly owned subsidiary of Dril-Quip, is a Delaware limited liability company formed on March 13, 2024, for the purpose of effecting the second merger. Under the merger agreement, following the consummation of the first merger, the surviving corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the second merger as the surviving company and a direct wholly owned subsidiary of Dril-Quip. Merger Sub LLC has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.

Innovex Downhole Solutions, Inc.

Innovex designs, manufactures and installs mission-critical drilling & deployment, well construction, completion, production and fishing & intervention solutions to support upstream onshore and offshore activities worldwide. Innovex is headquartered in Houston, Texas with sales, operations and service locations throughout North America, Latin America, Europe, the Middle East and Asia. The principal executive offices of Innovex are located at 19120 Kenswick Drive, Humble, Texas 77338 and its telephone number is (346) 398-0000.

The Mergers

Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Merger Sub Inc. will merge with and into Innovex, with Innovex surviving the merger as the surviving corporation and a direct wholly owned subsidiary of Dril-Quip. At the second merger effective time, Innovex, as the surviving corporation of the first merger, will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as the surviving company and a direct wholly owned subsidiary of Dril-Quip. At the effective time, the holders of Innovex common stock issued and outstanding immediately prior to the effective time (including each Innovex stock option and restricted stock unit) will be entitled to receive a number of shares of Dril-Quip common stock (including restricted stock awards) equal to the aggregate merger consideration. Each holder of Innovex common stock, other than holders of dissenting shares, will be entitled to receive, for each share of Innovex common stock, a number of shares of Dril-Quip common stock equal to the aggregate merger consideration divided by the number of shares of Innovex common stock outstanding immediately prior to the effective time calculated on a fully diluted basis, plus the cash value of any fractional shares of Dril-Quip common stock that would otherwise be payable. In addition, Innovex and Dril-Quip will take, or cause to be taken, all actions necessary so that at the effective time, each issued and outstanding Innovex stock option, Innovex RSU and continuing RSU will be treated as described in “The Merger Agreement—Treatment of Innovex Equity-Based Awards.”

Special Meeting

The special meeting of Dril-Quip stockholders will be held at Dril-Quip’s executive offices at 2050 West Sam Houston Parkway S., Suite 1100, Houston, Texas 77042 on September 5, 2024 at 9:30 a.m., local time. The special meeting of Dril-Quip stockholders is being held to consider and vote on:

1.

a proposal to approve the issuance of shares of Dril-Quip common stock to Innovex stockholders in the mergers contemplated by the merger agreement for purposes of complying with Section 312.03(c) of the NYSE’s Listed Company Manual and, in the event such issuance constitutes a change of control, Section 312.03(d) of the NYSE’s Listed Company Manual;

2.	a proposal to approve an amendment of Dril-Quip’s certificate of incorporation;

3.

a non-binding advisory basis, upon six separately presented proposals to approve certain governance provisions in the charter amendment to, among other things, (i) increase the number of authorized shares of Dril-Quip’s common stock from 100 million to 200 million, (ii) limit the personal liability of corporate officers for money damages for breaches of their fiduciary duty of care in accordance with Section 102(b)(7) of the DGCL and (iii) waive corporate opportunities obligations, with respect to Amberjack and certain of its affiliates;

4.	a proposal to approve the Innovex 2024 long-term incentive plan;

5.	a non-binding advisory basis, the compensation that may be paid or become payable to Dril-Quip’s named executive officers that is based on or otherwise relates to the mergers; and

6.	a proposal to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposals.

Completion of the mergers is conditioned on approval by Dril-Quip stockholders of the merger proposals, but not the non-binding governance proposals, the 2024 LTIP proposal, the non-binding compensation proposal or the adjournment proposal.

Only record holders of shares of Dril-Quip common stock at the close of business on August 5, 2024, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, the only outstanding voting securities of Dril-Quip were common stock, and 34,452,230 shares of Dril-Quip common stock were issued and outstanding, of which approximately 513,813 were owned and entitled to be voted by Dril-Quip directors and executive officers. The Dril-Quip directors and executive officers are currently expected to vote their shares in favor of each proposal listed above.

With respect to each proposal listed above, Dril-Quip stockholders may cast one vote for each share of Dril-Quip common stock that they own as of the record date. Approval of the stock issuance proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Approval of the charter amendment proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock. Approval of each of the non-binding governance proposals, the 2024 LTIP proposal and the non-binding compensation proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on each such proposal. The adjournment proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal, regardless of whether there is a quorum.

No business may be transacted at the special meeting unless a quorum is present. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger proposals, then the Chairperson of the meeting has the power to adjourn the meeting, or, alternatively, Dril-Quip stockholders may be asked to approve a proposal to adjourn the special meeting in order to permit the further solicitation of proxies. No notice of an adjourned meeting need be given unless the date, time and place of the resumption of the meeting are not announced at the adjourned meeting, the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

The Dril-Quip Board unanimously recommends that the Dril-Quip stockholders vote “FOR” the stock issuance proposal, “FOR” the charter amendment proposal, “FOR” the non-binding governance proposals, “FOR” the 2024 LTIP proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.

For additional information on the recommendation of the Dril-Quip Board, please see “The Mergers— Recommendation of the Dril-Quip Board and Reasons for the Mergers.”

Opinion of Dril-Quip’s Financial Advisor

Dril-Quip has engaged Citigroup Global Markets Inc. (“Citi”) as Dril-Quip’s financial advisor in connection with the proposed mergers. In connection with this engagement, Citi delivered a written opinion, dated March 17, 2024, to the Dril-Quip Board as to the fairness, from a financial point of view and as of the date of the opinion, to Dril-Quip of the aggregate merger consideration provided for pursuant to the merger agreement, which aggregate merger consideration Citi was advised implies a pro forma equity ownership interest in Dril-Quip upon consummation of the first merger by the securityholders of Innovex immediately prior to consummation of the first merger of 48% on a fully-diluted basis. The full text of Citi’s written opinion, dated March 17, 2024, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Dril-Quip Board (in its capacity as such) in connection with its evaluation of the aggregate merger consideration from a financial point of view to Dril-Quip and did not address any other terms, aspects or implications of the mergers. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Dril-Quip to effect or enter into the mergers, the relative merits of the mergers as compared to any alternative business strategies that might exist for Dril-Quip or the effect of any other transaction that Dril-Quip might engage in or consider. Citi’s opinion was not intended to be and did not constitute a recommendation as to how the Dril-Quip Board, and is not intended to be and does not constitute a recommendation as to how any securityholder, should vote or act on any matters relating to the proposed mergers or otherwise.

For a further discussion of Citi’s opinion, see “The Mergers—Opinion of Dril-Quip’s Financial Advisor.”

Board of Directors and Management of the Combined Company

The combined company board will have nine members, including (a) four Dril-Quip designees, (b) four Innovex designees and (c) the Chief Executive Officer of Innovex as of immediately prior to the effective time. The Chairperson of the Dril-Quip Board as of immediately prior to the effective time will serve as Chairperson of the combined company board.

The combined company will take all actions necessary such that one of the Innovex designees will serve in the class of directors to be elected at the 2024 annual meeting of Dril-Quip stockholders, one of the Innovex designees will serve in the class of directors to be elected at the 2025 annual meeting of Dril-Quip stockholders and two of the Innovex designees will serve in the class of directors to be elected at the 2026 annual meeting of Dril-Quip stockholders. In addition, at the effective time, (i) a Dril-Quip designee will be appointed as Chairperson of the Audit Committee, the Nomination & Corporate Governance Committee and the Compensation Committee of the combined company board and (ii) certain Innovex designees will be appointed to the Nomination & Corporate Governance Committee and the Compensation Committee of the combined company board.

At the effective time, the following individuals will be appointed as executive officers of the combined company: Adam Anderson as Chief Executive Officer, Kendal Reed as Chief Financial Officer and Mark Reddout as President of North America. For additional information, please see “The Mergers—Board of Directors and Management of the Combined Company.”

Appraisal Rights or Dissenters’ Rights

Under Delaware law, Dril-Quip stockholders are not entitled to dissenters’ or appraisal rights in connection with any of the proposals as contemplated by the merger agreement. Innovex stockholders are entitled to appraisal rights in connection with the mergers under Section 262 of the DGCL. For more information regarding appraisal rights, please see “The Mergers—Appraisal Rights or Dissenters’ Rights.”

Material U.S. Federal Income Tax Consequences

The mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Dril-Quip and Innovex intend to report the integrated mergers consistent with such qualification. Dril-Quip and Innovex have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the integrated mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of Innovex common stock for shares of Dril-Quip common stock pursuant to the first merger, except with respect to cash proceeds received from the sale of fractional shares of Dril-Quip common stock. If the integrated mergers do not qualify as a “reorganization,” the integrated mergers generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Dril-Quip common stock it receives in the first merger plus the amount of any cash proceeds received from the sale of fractional shares of Dril-Quip common stock and (ii) such holder’s adjusted tax basis in its shares of Innovex common stock exchanged in the first merger.

The U.S. federal income tax consequences described above may not apply to all holders of Innovex common stock. Each Innovex stockholder should read “The Mergers—Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders. Tax matters can be complicated and the tax consequences of the integrated mergers will depend on each Innovex stockholder’s particular tax situation. Each Innovex stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the integrated mergers to it.

Accounting Treatment of the Mergers

Dril-Quip prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination and as a reverse acquisition pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), where Innovex, the legal acquiree, is determined to be the accounting acquirer of Dril-Quip. Under the reverse acquisition method of accounting, the assets and liabilities of Dril-Quip as of the closing date will be consolidated by Innovex at their respective fair values, and the excess or shortfall of the purchase price consideration over the fair value of Dril-Quip’s net assets will be recognized as goodwill or gain on bargain purchase, respectively.

Regulatory Approvals

Antitrust Clearance

To complete the mergers, Dril-Quip, Innovex and Amberjack (or its affiliates) must make filings with and obtain authorizations, approvals or consents from a number of regulatory authorities in accordance with applicable antitrust and foreign investment laws. The completion of the mergers is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated. Dril-Quip and Innovex each filed an HSR Act notification with the FTC and the DOJ on April 1, 2024. Dril-Quip and Innovex derive revenues in other jurisdictions where antitrust/foreign investment clearances are or may be required, including Saudi Arabia, Colombia and Ecuador. Filings were submitted with the Superintendency of Economic Competition of Ecuador on March 25, 2024 and April 24, 2024, with the General Authority for Competition for the Kingdom of Saudi Arabia on May 2, 2024 and with the Superintendency of Industry and Commerce of Colombia on May 10, 2024 in order to obtain their approvals. Approval for the transaction was granted by the Superintendency of Economic Competition of Ecuador on June 10, 2024 and by the General Authority for Competition for the Kingdom of Saudi Arabia on May 26, 2024.

Dril-Quip and Innovex cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, Dril-Quip and Innovex cannot assure you as to the date of any approvals (or conditions placed thereon) or the absence of any litigation challenging such approvals. At any time before or after consummation of the mergers, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Dril-Quip or Innovex or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Dril-Quip and Innovex are not currently aware of any material governmental approvals or actions that are required for completion of the transaction other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Securities and Exchange Commission

Dril-Quip has filed a registration statement on Form S-4 with the SEC under the Securities Act, of which this proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Dril-Quip common stock issuable at the effective time, other than the shares of Dril-Quip common stock issuable to the consenting stockholders, will be registered with the SEC.

NYSE

In addition, the completion of the mergers is subject to approval for listing on the NYSE of the shares of Dril-Quip common stock to be issued in the mergers, subject to official notice of issuance.

Litigation Relating to the Mergers

As of June 13, 2024, one complaint has been filed by a purported Dril-Quip stockholder in the Delaware Court of Chancery against Dril-Quip and the members of the Dril-Quip Board captioned Steamfitters Local 449 Pension Fund v. Dril-Quip, Inc., et al., C.A. No. 2024-0284-LWW (Del. Ch.) (the “Steamfitters Complaint”). The Steamfitters Complaint alleges that members of the Dril-Quip Board breached their fiduciary duties by agreeing, in connection with the proposed merger with Innovex, to enter into a stockholders agreement with Amberjack and certain of its affiliates requiring Amberjack and certain of its affiliates to vote in favor of the combined company board nominees at the combined company’s 2025 annual meeting of stockholders and prohibiting certain transfers from Amberjack and certain of its affiliates directly to activist stockholders not through public market sales. The Steamfitters Complaint further alleges that Innovex and Amberjack aided and abetted the directors’ alleged breaches of fiduciary duties. The Steamfitters Complaint seeks an order certifying a class of Dril-Quip’s stockholders, finding that the Dril-Quip directors breached their fiduciary duties and that Innovex and Amberjack aided and abetted the directors’ breaches of fiduciary duties, enjoining enforcement of the challenged provisions of the stockholders agreement, and awarding the plaintiff its reasonable attorneys’ and experts’ witness fees and other costs.

Although Dril-Quip and the Dril-Quip Board believe that the stockholders agreement complies fully with all applicable law and deny the allegations in the Steamfitters Complaint, in order to moot the plaintiff’s claims, and avoid nuisance and possible expense, Dril-Quip and Amberjack amended the stockholders agreement to eliminate the requirement for Amberjack and certain of its affiliates to vote in favor of the combined company board nominees at the combined company’s 2025 annual meeting of stockholders, the prohibition against certain transfers from Amberjack and certain of its affiliates directly to activist stockholders not through public market sales and a provision entitling Amberjack to designate four director designees for election at the combined company’s 2025 annual meeting of stockholders irrespective of Amberjack’s and certain of its affiliates’ beneficial ownership of combined company common stock at that time. On May 21, 2024, the court dismissed the Steamfitters Complaint as moot.

Dril-Quip has also received letters from additional purported Dril-Quip stockholders who contend that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information and demands that Dril-Quip make supplemental disclosures. While Dril-Quip believes that the contentions made in each of the letters described above are without merit, each of these matters is at a preliminary stage and defendants have not yet answered or otherwise responded to the letters.

It is possible that additional, similar complaints may be filed, and that additional, similar letters may be received by Dril-Quip, regarding the mergers. Absent new or different allegations that are material or constitute a disclosure obligation under the U.S. federal securities laws, Dril-Quip will not necessarily disclose such additional complaints or letters. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Dril-Quip’s defense of these claims (or any lawsuits related to the mergers that may be filed in the future) will be successful, nor can Dril-Quip predict the amount of time and expense that will be required to resolve these matters.

For additional information, see the section entitled “The Mergers—Litigation Relating to the Mergers.”

Treatment of Innovex Equity-Based Awards

The merger agreement provides for the treatment set forth below with respect to the awards held by Innovex’s non-employee directors, executive officers and other employees at the effective time:

Innovex Stock Option Awards: Each Innovex stock option award that is outstanding immediately prior to the effective time will, at the effective time, be converted into the right to receive a number of shares of Dril-Quip common stock, equal to (a) the Innovex option cash equivalent divided by (b) the average Dril-Quip stock price (rounded up to the nearest whole cent), reduced by applicable tax withholding.

Innovex Time-Based Restricted Stock Unit Awards: Each continuing RSU will, at the effective time, be converted into an award covering a number of shares of Dril-Quip common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of Innovex common stock subject to such award and (b) the per share merger consideration. If Dril-Quip stockholders approve the 2024 LTIP, the continuing RSUs will be considered substitute awards under the 2024 LTIP, subject to vesting over the same time period as was applicable under the respective continuing RSUs, but otherwise subject to the terms and conditions set forth in the 2024 LTIP. If Dril-Quip stockholders do not approve the 2024 LTIP, the continuing RSUs will be assumed by Dril-Quip on the same terms and conditions as were applicable to such awards as of immediately prior to the effective time (including vesting restrictions). Each Innovex RSU will be entitled to receive the number of shares of Dril-Quip common stock equal to the number of shares of Innovex common stock subject to such Innovex RSU multiplied by the per share merger consideration reduced by applicable tax withholding.

For additional information regarding the treatment of Innovex equity awards, please see “The Merger Agreement—Treatment of Innovex Equity-Based Awards.”

Listing of Dril-Quip Common Stock

It is a condition to the consummation of the mergers that the shares of Dril-Quip common stock issuable to Innovex stockholders in the mergers be approved for listing on the NYSE, subject to official notice of issuance.

Shares of Dril-Quip common stock currently trade on the NYSE under the stock symbol “DRQ”. The common stock of the combined company will remain listed on the NYSE following the completion of the mergers and is expected to trade under a new ticker symbol, “INVX”.

No Solicitation; Recommendations

Subject to certain exceptions, each of Dril-Quip and Innovex has agreed that it will not, and will cause its subsidiaries not to, and will use its reasonable best efforts to cause its and their respective subsidiaries’ directors, officers, employees, financial advisors, accountants and other advisors, agents or representatives not to, directly or indirectly initiate, solicit, knowingly encourage or knowingly facilitate or discuss or negotiate with any person, or furnish any nonpublic information or data to any person, with respect to an alternative proposal (as defined herein). For a more detailed discussion of the ability of Dril-Quip and Innovex to consider other proposals, please see “The Merger Agreement—Covenants—No Solicitation of Alternative Proposals.”

Conditions to the Completion of the Mergers

The obligations of the parties to consummate the mergers are subject to the satisfaction at or prior to the effective time of the following mutual conditions:

•	receipt of the Innovex required vote, which was satisfied on March 18, 2024;

•	receipt of the Dril-Quip required vote;

•

no law or governmental order being in effect that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the mergers, the stock issuance, the charter amendment or adoption of the 2024 LTIP;

•

expiration or earlier termination of any waiting period (and any extension of such period) under the HSR Act applicable to the mergers and receipt of all approvals required to be obtained under antitrust and foreign investments laws;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, becoming effective, no stop order suspending the effectiveness of the registration statement being issued and remaining in effect, and no proceedings for that purpose having been commenced or threatened in writing by the SEC; and

•	the shares of Dril-Quip common stock issuable to Innovex stockholders in accordance with the merger agreement being approved for listing on the NYSE, subject to official notice of issuance.

The obligations of Dril-Quip to effect the mergers are also subject to the satisfaction, or waiver by Dril-Quip, at or prior to the effective time of the following additional conditions:

•	the accuracy of the representations and warranties of Innovex as follows:

•

the representations and warranties of Innovex regarding qualification and organization, stock issuances, corporate authority and approval must have been true and correct in all material respects as of the date of the merger agreement and must be true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date);

•

the representation of Innovex regarding capital structure, no conflict or breach of organizational documents, compliance with anti-corruption laws, absence of certain changes and finders or brokers must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date), other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of Innovex set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date), except for inaccuracies of such representation and warranty the circumstances giving rise to which would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Innovex (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement);

•	Innovex’s performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the effective time;

•

the receipt by Dril-Quip of a certificate of an executive officer of Innovex certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied;

•

the receipt by Dril-Quip of a certificate of the Chief Financial Officer of Innovex certifying that Net Debt (as defined in the merger agreement) as of the closing does not exceed the Permitted Net Debt Amount (as defined in the section titled “The Merger Agreement—Covenants—Conduct of Business Prior to the Effective Time”);

•	the receipt by Dril-Quip of the registration rights agreement in the form of Exhibit C to the merger agreement (the “registration rights agreement”) duly executed by the consenting stockholders;

•

the receipt by Dril-Quip of the stockholders agreement in the form of Exhibit D to the merger agreement (the “stockholders agreement”) duly executed by each Innovex stockholder specifically contemplated in the stockholders agreement;

•

the receipt by Dril-Quip of a certificate of the Chief Financial Officer of Innovex setting forth, as of immediately prior to the effective time, a detailed report containing all data necessary to calculate the fully diluted shares of Innovex;

•	the termination of the Innovex stockholders agreement; and

•

the receipt by Dril-Quip of a certificate of the consenting stockholders certifying that the representations and warranties provided by the consenting stockholders in the written consent delivered by the consenting stockholders pursuant to the merger agreement were true and correct in all material respects as of the date of such consent and are true and correct in all material respects as of the closing date.

The obligations of Innovex to effect the mergers are also subject to the satisfaction, or waiver by Innovex, at or prior to the effective time of the following additional conditions:

•	the accuracy of the representations and warranties of Dril-Quip as follows:

•

the representations and warranties of Dril-Quip regarding qualification and organization, stock issuances, corporate authority and approval must have been true and correct in all material respects as of the date of the merger agreement and must be true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date);

•

the representation of Dril-Quip regarding capital structure, no conflict or breach of organizational documents, compliance with anti-corruption laws, absence of certain changes and finders or brokers must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date), other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of Dril-Quip set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date), except for inaccuracies of such representation and warranty the circumstances giving rise to which would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Dril-Quip (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement);

•

the performance by Dril-Quip, Merger Sub Inc. and Merger Sub LLC, in all material respects, of their obligations under the merger agreement required to be performed at or prior to the closing date; and

•

the receipt by Innovex of a certificate of the Chief Executive Officer or Chief Financial Officer of Dril-Quip certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied;

•	the receipt by Innovex of the registration rights agreement duly executed by Dril-Quip;

•	the receipt by Innovex of the stockholders agreement duly executed by Dril-Quip;

•

the receipt by Innovex of a certificate of the Chief Financial Officer of Dril-Quip setting forth, as of immediately prior to the effective time, a detailed report containing all data necessary to calculate the fully diluted shares of Dril-Quip;

•	Dril-Quip having taken the specified actions regarding the appointment of directors and executive officers of the combined company as provided in the merger agreement;

•	the filing of the charter amendment with the Secretary of State of the State of Delaware; and

•

effective as of (and contingent on) the closing, the adoption by the Dril-Quip Board, subject to the approval of the 2024 LTIP proposal by Dril-Quip stockholders, of the 2024 LTIP in substantially the form attached as Exhibit F to the merger agreement.

As further discussed under the section titled “Risk Factors,” neither Dril-Quip nor Innovex can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

Termination of the Merger Agreement

Dril-Quip and Innovex may mutually agree in writing to terminate the merger agreement before consummating the mergers.

In addition, either Dril-Quip or Innovex may terminate the merger agreement if:

•

the mergers have not been completed by December 18, 2024, which date will be automatically extended until March 18, 2025 (as applicable, the “outside date”) if certain conditions relating to regulatory filings (including under the HSR Act and other antitrust and foreign investment laws) have not been satisfied or waived on or prior to the outside date but all other conditions to closing have been satisfied or are capable of being satisfied at that time or waived, although such right to terminate will not be available to any party whose breach of the merger agreement has been the primary cause of the failure of the mergers to occur on or before such date (such termination, an “outside date termination”);

•

a governmental order permanently enjoining or otherwise prohibiting consummation of the mergers has become final and non-appealable, and the party seeking to terminate the merger agreement as described in this bullet point has used reasonable best efforts to prevent, oppose and to remove such governmental order in accordance with the merger agreement (such termination, a “regulatory restraint termination event”); or

•

the Dril-Quip required vote has not been obtained at the special meeting (or, if the special meeting has been adjourned or postponed in accordance with the merger agreement, at the final adjournment or postponement thereof) at which a vote on the merger proposals was taken (such termination, a “Dril-Quip no vote termination”).

In addition, Innovex may terminate the merger agreement prior to the effective time:

•	prior to the receipt of the Dril-Quip required vote, if the Dril-Quip Board has made a change of recommendation;

•

if at any time prior to the effective time, there has been a breach or failure to perform by Dril-Quip, Merger Sub Inc. or Merger Sub LLC of any of their representations, warranties, covenants or agreements set forth in the merger agreement such that (i) the conditions to closing relating to accuracy of representations and warranties and performance of covenants would not be satisfied (“terminable breach”) and (ii) such breach or failure cannot be cured by the outside date, or, if curable, is not cured within 30 days of receipt by Dril-Quip of written notice of such breach or failure by Innovex, except that this right to terminate the merger agreement is not available if Innovex is then in terminable breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•	if at any time prior to the effective time, there has been a material breach by Dril-Quip or any of its subsidiaries of its non-solicitation covenant.

In addition, Dril-Quip may terminate the merger agreement prior to the effective time:

•

if at any time prior to the effective time, Innovex is (i) in terminable breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement and (ii) such breach or failure cannot be cured by the outside date, or, if curable, is not cured within 30 days of receipt by Innovex of written notice of such breach or failure by Dril-Quip, except that this right to terminate the merger agreement is not available if Dril-Quip is then in terminable breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•

if, in accordance with Dril-Quip’s non-solicitation covenant, (i) the Dril-Quip Board has authorized Dril-Quip to enter into an alternative acquisition agreement with respect to a superior proposal, (ii) prior to or concurrently with such termination, Dril-Quip has paid the termination fee to Innovex as set forth in the merger agreement and (iii) concurrently with the termination of the merger agreement, Dril-Quip enters into an alternative acquisition agreement with respect to such superior proposal (such termination, a “Dril-Quip superior proposal termination”).

Termination Fees and Expense Reimbursement

Termination Fees Payable by Dril-Quip

Dril-Quip will be required to pay to Innovex a termination fee of $31,895,000 if the merger agreement is terminated:

•	by either party pursuant to an outside date termination or a Dril-Quip no vote termination, or by Innovex pursuant to a Dril-Quip terminable breach, and, in each case:

•

a bona fide acquisition proposal with respect to Dril-Quip has been publicly disclosed or announced after the date of the merger agreement and at least five days prior to the stockholder meeting (in the case of a Dril-Quip no vote termination), the date of termination (in the case of an outside date termination) or prior to a material breach that gives rise to Innovex’s termination rights (in the case of a Dril-Quip terminable breach); and

•

within twelve months after such termination, (i) Dril-Quip or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any superior proposal with respect to Dril-Quip (which is thereafter consummated) or (ii) there has been consummated any superior proposal with respect to Dril-Quip (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “alternative proposal”);

•	by Innovex following a material breach by Dril-Quip of its non-solicitation obligations under the merger agreement or a change of recommendation by Dril-Quip; or

•	by Dril-Quip pursuant to a Dril-Quip superior proposal termination.

Expenses

If the merger agreement had been terminated by either Innovex or Dril-Quip for a failure to obtain Innovex required vote, then within two business days after the date of such termination, Innovex would have had to pay to Dril-Quip all of the reasonable and documented out-of-pocket transaction expenses of Dril-Quip up to a maximum amount equal to $4,253,000. The Innovex required vote was received on March 18, 2024.

If the merger agreement is terminated by either Innovex or Dril-Quip pursuant to a Dril-Quip no vote termination and the Dril-Quip termination fee is not otherwise payable by Dril-Quip, then within two business days after the date of such termination, Dril-Quip will pay to Innovex all of the reasonable and documented out-of-pocket transaction expenses of Innovex up to a maximum amount equal to $4,253,000 (provided that any such amounts paid will be credited (without interest) against any termination fee paid by Dril-Quip to Innovex pursuant to the terms of the merger agreement).

Specific Performance

In addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the merger agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the merger agreement.

Closing and Effective Time of the Mergers

Unless Dril-Quip and Innovex otherwise agree, the closing of the mergers will take place on the third business day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions for completion of the mergers set forth in the merger agreement (other than those conditions that by their nature must be satisfied or (to the extent permissible) waived at the closing, but subject to the satisfaction or waiver of those conditions) is satisfied or (to the extent permissible) waived in accordance with the merger agreement.

Upon the terms and subject to the provisions of the merger agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), as applicable, as soon as practicable on the closing date, the applicable parties will (i) file a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, to effect the first merger and (ii) file a certificate of merger, executed in accordance with the relevant provisions of the DGCL and DLLCA, to effect the second merger, which will be effective one minute after the effectiveness of the first merger.

Dril-Quip and Innovex are working to complete the merger prior to the outside date of December 18, 2024 (subject to extension in certain circumstances to March 18, 2025 pursuant to the terms of the merger agreement). It is possible that factors outside the control of both companies could result in the mergers being completed at a different time, or not at all. Please see “The Merger Agreement—Conditions to the Completion of the Mergers”.

Comparison of Stockholders’ Rights

Innovex stockholders receiving Dril-Quip common stock in the mergers will have different rights once they become stockholders of the combined company due to differences between the governing documents of Dril-Quip and Innovex. These differences are described in more detail in “Comparison of Stockholders’ Rights.”

Recent Developments

Preliminary Financial Results of Dril-Quip

The preliminary financial data of Dril-Quip for the quarter ended June 30, 2024 included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Dril-Quip’s management. PwC has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data of Dril-Quip. Accordingly, PwC does not express an opinion or any other form of assurance with respect thereto.

The following table presents summary information regarding Dril-Quip’s preliminary financial results:

	Three Months Ended June 30,				Six Months Ended June 30,
(in thousands)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenues	$120,342	$89,607	$30,735	34%	$230,640	$180,472	$50,168	28%
Income (loss) from operations	$(4,666)	$3,606	$(8,272)	(229)%	$(23,468)	$6,794	$(30,262)	(445)%
Net income (loss)	$(1,812)	$3,483	$(5,295)	(152)%	$(21,796)	$5,794	$(27,590)	(476)%
Earnings per common share
Basic	$(0.05)	$0.10			$(0.63)	$0.17
Diluted	$(0.05)	$0.10			$(0.63)	$0.17
Adjusted EBITDA (1)	$16,515	$8,787	$7,728	88%	$26,689	$17,625	$9,064	51%

(1)	Adjusted EBITDA does not measure financial performance under GAAP and, accordingly, should not be considered as an alternative to net income as an indicator of operating performance.

Revenues. Revenues increased by $30.7 million, or approximately 34%, to $120.3 million for the three months ended June 30, 2024 from $89.6 million for the three months ended June 30, 2023. The increase in Revenues by $50.1 million, or approximately 28%, to $230.6 million for the six months ended June 30, 2024 from $180.5 million for the six months ended June 30, 2023. The increase in revenue for both the three and six months ended June 30, 2024, as compared to the same periods ended June 30, 2023 are primarily driven by an increase in demand for Dril-Quip’s offshore drilling products and services and the acquisition of Great North.

Income from Operations. Income from operations for the three months ended June 30, 2024 was $(4.7) million, a decrease of $8.3 million, or (229)%, compared to the three months ended June 30, 2023, primarily due to costs incurred by Dril-Quip in connection with the proposed merger with Innovex and foreign currency losses, partially offset by an increase in Revenues as described above. Income from operations for the six months ended June 30, 2024 was $(23.5) million, a decrease of $30.3 million, or (445)%, compared to the six months ended June 30, 2023, primarily driven by costs incurred by Dril-Quip in connection with the proposed merger with Innovex and foreign currency losses, offset by by an increase in Revenues as described above for the six months ended June 30, 2024 as compared to the same period ended June 30, 2023.

Net Income. Net income for the three months ended June 30, 2024 was $(1.8) million, a decrease of $5.3 million, or (152)%, compared to the three months ended June 30, 2023. Net income for the six months ended June 30, 2024 was $(21.8) million, representing a decrease of $27.6 million, or (476)%, compared to the six months ended June 30, 2023. These decreases in net income were primarily a result of the factors discussed above.

Cash Flows. Net cash used by operating activities for the six months ended June 30, 2024 was $13.4 million, compared to net cash used by operating activities of $41.6 million for the six months ended June 30, 2023. The decrease in cash used by operating activities was primarily driven by a reduction in the use of cash related to working capital items.

Adjusted EBITDA. Adjusted EBITDA totaled $16.5 million for the second quarter of 2024, an increase of $7.7 million, or 88% compared to the three months ended June 30, 2023, primarily due to demand for our offshore drilling products and services and the acquisition of Great North. Adjusted EBITDA for the six months ended

June 30, 2024 was $26.7 million, an increase of $9.1 million, or 51% compared to the six months ended June 30, 2023 due to demand for Dril-Quip’s offshore drilling products and services and the acquisition of Great North.

Non-GAAP Financial Measures

Dril-Quip calculates Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, as well as other significant non-cash items and other adjustments for certain charges and credits) as one of the indicators to evaluate and compare the results of its operations from period to period by removing the effect of its capital structure from its operating structure and certain other items, including those that affect the comparability of operating results. This measurement is used in concert with operating income, its most directly comparable financial measure, and net cash from operating activities, which measures actual cash generated in the period. In addition, Dril-Quip believes that Adjusted EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate overall operating performance, ability to pursue and service possible debt opportunities and analyze possible future capital expenditures. Adjusted EBITDA does not represent funds available for Dril-Quip’s discretionary use and is not intended to represent or to be used as a substitute for net income, as measured under U.S. generally accepted accounting principles. The items excluded from Adjusted EBITDA, but included in the calculation of reported net income, are significant components of the consolidated statements of income (loss) and must be considered in performing a comprehensive assessment of overall financial performance. Dril-Quip’s calculation of Adjusted EBITDA may not be consistent with calculations of Adjusted EBITDA used by other companies.

The following table reconciles Dril-Quip’s reported net income to Adjusted EBITDA for each of the respective periods:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(In thousands)
Net income (loss)	$(1,812)	$3,483	$(21,796)	$5,794
Add:
Interest income, net	(2,053)	(1,979)	(4,249)	(4,726)
Income tax provision (benefit)	(801)	2,102	2,577	5,726
Depreciation and amortization expense	8,007	7,049	16,439	13,938
Restructuring and other charges	—	(610)	—	1,108
Acquisition costs	1,695	1,134	20,742	1,134
Gain on sale of property, plant and equipment	54	(738)	(146)	(7,385)
Foreign currency transaction loss (gain)	6,671	(4,812)	4,775	(3,692)
Stock compensation expense	3,378	2,566	6,166	5,143
Other	1,376	592	2,181	585

Adjusted EBITDA	$16,515	$8,787	$26,689	$17,625

The foregoing is only a summary and is not intended to be a comprehensive statement of Dril-Quip’s unaudited preliminary financial results.

Preliminary Financial Results of Innovex

The preliminary financial data of Innovex for the quarter ended June 30, 2024 included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Innovex’s management. Grant Thornton has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data of Innovex. Accordingly, Grant Thornton does not express an opinion or any other form of assurance with respect thereto.

The following table presents summary information regarding Innovex’s preliminary financial results:

	Three Months Ended June 30,				Six Months Ended June 30,
(in thousands)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenues	$130,302	$147,641	$(17,339)	(12)%	$258,299	$283,263	$(24,964)	(9)%
Income from operations	$13,070	$27,634	$(14,564)	(53)%	$35,381	$49,999	$(14,618)	(29)%
Net income	$9,534	$20,586	$(11,052)	(54)%	$25,951	$40,112	$(14,161)	(35)%
Earnings per common share
Basic	$0.62	$1.34			$1.69	$2.61
Diluted	$0.59	$1.30			$1.62	$2.52
Adjusted EBITDA	$29,519	$36,587	$(7,068)	(19)%	$62,026	$66,128	$(4,102)	(6)%

Revenues. Revenues for the three months ended June 30, 2024 were $130.3 million, representing a decrease of $17.3 million, or 12%, compared to the three months ended June 30, 2023. Revenues for the six months ended June 30, 2024 were $258.3 million, representing a decrease of $25.0 million, or 9%, compared to the six months ended June 30, 2023. The decline in revenue for both the three and six months ended June 30, 2024 as compared to the same periods ended June 30, 2023 were primarily driven by a decrease in drilling activity in North America due to a decrease in the North American land rig count during the comparative periods.

Income from Operations. Income from operations for the three months ended June 30, 2024 was $13.1 million, a decrease of $14.6 million, or 53%, compared to the three months ended June 30, 2023, primarily due to a decrease in revenue as described above as well as increased costs due to non-cash impairments of long-lived assets of $3.5 million during the three months ended June 30, 2024 and an increase in acquisition costs of $3.9 million during the three months ended June 30, 2024 as compared to the same period ended June 30, 2023. Income from operations for the six months ended June 30, 2024 was $35.4 million, a decrease of $14.6 million, or 29%, compared to the six months ended June 30, 2023, primarily driven by a decline in revenue as described above as well as increased costs due to non-cash impairments of long-lived assets of $3.5 million during the six months ended June 30, 2024 and an increase of acquisition costs of $4.1 million during the six months ended June 30, 2024 as compared to the same period ended June 30, 2023. The increase in acquisition costs for both the three and six months ended June 30, 2024 as compared to the same periods ended June 30, 2023 were due to the costs incurred by Innovex in connection with the proposed merger with Dril-Quip.

Net Income. Net income for the three months ended June 30, 2024 was $9.5 million, a decrease of $11.1 million, or 54%, compared to the three months ended June 30, 2023. Net income for the six months ended June 30, 2024 was $26.0 million, representing a decrease of $14.2 million, or 35%, compared to the six months ended June 30, 2023. These decreases in net income were primarily a result of the factors discussed above.

Cash Flows. Net cash provided by operating activities for the six months ended June 30, 2024 was $35.4 million, compared to net cash provided by operating activities of $22.5 million for the six months ended June 30, 2023. The increase in cash provided by operating activities was primarily driven by a $22.0 million reduction in the use of cash related to working capital items, including a $15.7 million decrease in the use of cash due to changes in the accounts receivable balances, along with other working capital changes, offset by a decrease of $14.2 million of net income during the comparative periods.

Adjusted EBITDA and Adjusted EBITDA Margin

See the section “Innovex Management’s Discussion and Analysis of Financial Condition and Results of Operations—How Innovex Evaluates its Results of Operations” for a definition of Innovex’s non-GAAP financial measures.

Adjusted EBITDA for the three months ended June 30, 2024 was $29.5 million, a decrease of $7.1 million, or 19%, compared to the three months ended June 30, 2023. Adjusted EBITDA for the six months ended June 30, 2024 was $62.0 million, a decrease of $4.1 million, or 6%, compared to the six months ended June 30, 2023. These decreases in Adjusted EBITDA were primarily due to a decline in revenue related to a decrease in drilling activity in North America due to a decrease in the North American land rig count during the comparative periods.

The following table presents a reconciliation of the GAAP financial measure of net income (loss) and net income (loss) as a percentage of revenue to Adjusted EBITDA and Adjusted EBITDA Margin, respectively, for each of the periods indicated:

	Three Months Ended June 30,				Six Months Ended June 30,
(in thousands)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Net income	9,534	20,586	(11,052)	(54)%	25,951	40,112	(14,161)	(35)%
Interest expense, net	607	1,936	(1,329)	(69)%	1,326	3,198	(1,872)	(59)%
Income tax expense	4,326	6,666	(2,340)	(35)%	9,449	7,520	1,929	26%
Depreciation and amortization	6,589	5,428	1,161	21%	11,382	10,808	574	5%

EBITDA	21,056	34,616	(13,560)	(39)%	48,108	61,638	(13,530)	(22)%

Other non-operating (income) expense, net (1)	(653)	(883)	230	(26)%	(133)	(160)	27	(17)%
(Gain)/Loss on sale of Assets	(194)	281	(475)	(169)%	(318)	173	(491)	(284)%
Impairment of long-lived assets	3,522	—	3,522	n/m	3,522	—	3,522	n/m
Transaction related expenses (2)	4,318	370	3,948	1067%	4,714	604	4,110	680%
Equity Method Investment Adjustment (3)	917	546	371	68%	1,750	546	1,204	221%
Stock based compensation	448	530	(82)	(15)%	916	1,032	(116)	(11)%
IPO preparation expenses (4)	—	818	(818)	(100)%	2,985	1,674	1,311	78%
Acquisition integration expenses (5)	105	309	(204)	(66)%	482	621	(139)	(22)%

Adjusted EBITDA	29,519	36,587	(7,068)	(19)%	62,026	66,128	(4,102)	(6)%

Net Income (Loss) % Revenue	7%	14%	—	(50)%	10%	14%	—	(29)%

Adjusted EBITDA Margin	23%	25%	—	(8)%	24%	23%	—	4%

(1)	Primarily represents foreign currency exchange gain/loss, gain/loss on lease terminations, and other non-operating items.
(2)

For the six months ended June 30, 2024, transaction related expenses consisted of legal and accounting advisory fees associated with the merger with Dril-Quip. For the six months ended June 30, 2023, transaction related expenses consisted of legal and accounting advisory fees associated with the acquisition of Innovex’s ownership interest in Downhole Well Solutions, LLC (“DWS”). These transaction expenses are one-time in nature and are expenses that Innovex does not view as normal operating expenses necessary to operate Innovex’s business.

(3)

Reflects the elimination of Innovex’s percentage of interest expense, depreciation, amortization and other non-recurring expenses included within equity method earnings relating to Innovex’s unconsolidated investment in DWS.

(4)	Reflects legal, consulting and accounting fees and expenses related to IPO preparation.
(5)

Reflects primarily facility shut-down and integration costs for Rubicon facilities after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. These acquisition integration expenses are one time in nature and expenses that Innovex does not view as normal operating expenses necessary to operate Innovex’s business.

The foregoing is only a summary and is not intended to be a comprehensive statement of Innovex’s unaudited preliminary financial results.

Risk Factors

The transactions contemplated by the merger agreement, including the mergers, involve risks. In considering the mergers, including whether to vote for the merger proposals, the non-binding governance proposals, the 2024 LTIP proposal, the non-binding compensation proposal and the adjournment proposal, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors,” a summary of which is set forth below, together with the other information included or incorporated by reference in this proxy statement/prospectus.

Risks Relating to the Mergers

•

Because the market price of Dril-Quip common stock will fluctuate, Innovex stockholders cannot be sure of the value of the shares of Dril-Quip common stock they will receive in connection with the mergers. The per share merger consideration will not be adjusted in the event of any change in the stock price of Dril-Quip.

•	The market price for Dril-Quip common stock following the closing may be affected by factors different from those that historically have affected or currently affect Dril-Quip common stock.

•	Dril-Quip stockholders and Innovex stockholders, in each case as of immediately prior to the mergers, will have reduced ownership in the combined company.

•

Dril-Quip and Innovex must obtain certain regulatory approvals and clearances to consummate the mergers, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers.

•

The mergers are subject to a number of conditions to the obligations of both Dril-Quip and Innovex to complete the mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the mergers or result in termination of the merger agreement.

•	If the integrated mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Innovex stockholders may be required to pay substantial taxes.

•	Dril-Quip’s ability to utilize its historic U.S. net operating loss carryforwards may be impacted as a result of the completion of the mergers.

•

Uncertainties associated with the mergers may cause a loss of management personnel and other key employees of Dril-Quip or Innovex, which could adversely affect the future business and operations of the combined company.

•

The business relationships of Dril-Quip and Innovex may be subject to disruption due to uncertainty associated with the mergers, which could have a material adverse effect on the results of operations, cash flows and financial position of Dril-Quip or Innovex pending and following the mergers.

•	The merger agreement subjects Dril-Quip and Innovex to restrictions on their respective business activities prior to the effective time.

•	Directors and executive officers of Dril-Quip have interests in the mergers that may be different from, or in addition to, the interests of the Dril-Quip stockholders generally.

•

The merger agreement limits Dril-Quip’s and Innovex’s respective ability to pursue alternatives to the mergers, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Dril-Quip to pay Innovex a termination fee.

•	The financial forecasts are based on various assumptions that may not be realized.

•	Failure to complete the mergers could negatively impact Dril-Quip’s stock price and have a material adverse effect on its results of operations, cash flows and financial position.

•	The shares of common stock of the combined company to be received by Innovex stockholders upon completion of the mergers will have different rights from shares of Innovex common stock.

Risks Relating to the Combined Company

•	Dril-Quip may be unable to integrate the businesses of Innovex successfully or realize the anticipated benefits or synergies of the mergers.

•	Legal proceedings and governmental investigations could have a negative impact on the business, financial condition and results of operations of the combined company.

•	The future results of the combined company following the mergers will suffer if the combined company does not effectively manage its expanded operations.

•

The mergers may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the modification or termination of existing contracts.

•

The market price of the combined company’s common stock may be volatile, and holders of the combined company’s common stock could lose a significant portion of their investment due to drops in the market price of the combined company’s common stock following completion of the mergers.

•	Certain of the stockholders of the combined company will have the ability to exercise significant influence over certain corporate actions following completion of the mergers.

Other Risks Relating to Dril-Quip

•

Dril-Quip has identified a material weakness in Dril-Quip’s internal control over financial reporting which, if not corrected, could affect the reliability of the combined company’s financial statements and have other adverse consequences. Additional material weaknesses in internal controls over financial reporting may be identified, which may not be remedied in a timely manner.

Other Risks Relating to Innovex

•

Innovex’s business and financial performance depend primarily upon the general level of activity in the oil and natural gas industry. A decline in prices for oil and natural gas may have an adverse effect on Innovex’s revenue, cash flows, profitability and growth.

•	The cyclical nature of the oil and natural gas industry may cause Innovex’s operating results to fluctuate.

•	Innovex is subject to risks relating to existing international operations and expansion into new geographical markets.

•

Innovex has identified material weaknesses in Innovex’s internal control over financial reporting which, if not corrected, could affect the reliability of the combined company’s financial statements and have other adverse consequences. Additional material weaknesses in internal controls over financial reporting may be identified, which may not be remedied in a timely manner.

•

Innovex’s operations and the operations of Innovex’s customers are subject to environmental, health and safety laws and regulations, and future compliance, claims, and liabilities relating to such matters may have a material adverse effect on Innovex’s results of operations, financial position or cash flows.

•

To compete in its industry, Innovex must continue to develop new technologies and products to support its operations, secure and maintain patents related to Innovex’s current and new technologies and products and protect and enforce Innovex’s intellectual property rights.

MARKET PRICE INFORMATION

Dril-Quip’s common stock is listed on the NYSE under the symbol “DRQ”.

The high and low trading prices for Dril-Quip common stock as of March 15, 2024, the last full trading day prior to the public announcement of the mergers, were $24.33 and $23.39, respectively. The closing price for Dril-Quip common stock on August 5, 2024, the last practicable trading day before the date of this proxy statement/prospectus, was $15.05 per share.

As of August 5, 2024, there were 34,452,230 shares of Dril-Quip common stock issued and outstanding.

Because the per share merger consideration will not be adjusted for changes in the market price of Dril-Quip common stock, the market value of Dril-Quip common stock that Innovex stockholders will have the right to receive on the date the mergers are completed may vary significantly from the market value of the Dril-Quip common stock that Innovex stockholders would receive if the mergers were completed on the date of this proxy statement/prospectus. As a result, you are encouraged to obtain current market quotations for Dril-Quip common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Dril-Quip common stock before or after the effective date of the mergers. Please see “Risk Factors” and “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the federal securities laws that are not limited to historical facts but reflect Dril-Quip’s and/or Innovex’s current beliefs, expectations or intentions regarding future events. Statements in this proxy statement/prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Dril-Quip’s and/or Innovex’s expectations with respect to the synergies, costs and other anticipated financial impacts of the mergers; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the mergers by stockholders; the satisfaction of the closing conditions to the mergers; and the timing of the completion of the mergers.

Although Dril-Quip and Innovex believe the expectations reflected in such forward-looking statements are reasonable, such expectations may not occur. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined company to be materially different from actual future results expressed or implied by the forward- looking statements. These risks and uncertainties also include those set forth under “Risk Factors” included in this proxy statement/prospectus, as well as, among others, risks and uncertainties relating to:

•	the receipt of approval of Dril-Quip stockholders;

•	the time required to complete the mergers;

•	uncertainty as to whether the conditions to closing the mergers will be satisfied or whether the mergers will be completed;

•

the risk that a regulatory approval, consent or authorization that may be required for the transaction is not obtained in a timely manner or at all, or is obtained subject to conditions that are not anticipated;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the diversion of management time on merger-related issues;

•	the ultimate timing, outcome and results of integrating the operations of Dril-Quip and Innovex;

•	the effects of the business combination on Dril-Quip and Innovex, including the combined company’s future financial condition, results of operations, strategy and plans;

•	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the mergers;

•	the prompt and effective integration of Dril-Quip’s and Innovex’s businesses;

•	expected benefits from the mergers and the ability of Dril-Quip to realize those benefits;

•	the significant costs required to complete the mergers and integrate operations of Dril-Quip and Innovex;

•	whether merger-related litigation will occur and, if so, the results of any litigation, settlements and investigations;

•	the risks relating to Dril-Quip’s, Innovex’s and the combined company’s operating results and businesses generally; and

•	other financial, operational and legal risks and uncertainties detailed from time to time in Dril-Quip’s SEC filings.

Dril-Quip cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Dril-Quip’s most recently filed Annual Reports on Form 10-K, as amended, subsequent Quarterly Report on Form 10-Q, as amended, recent Current Reports on Form 8-K and other SEC filings and in “Risk Factors” included elsewhere in this proxy statement/prospectus. The forward-looking statements speak only as of the date made and, other than as required by law, neither Dril-Quip nor Innovex undertake any obligation to update publicly or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. In the event that a party does update any forward-looking statement, no inference should be made that the parties will make additional updates with respect to that statement, related matters or any other forward-looking statements. All subsequent written and oral forward-looking statements concerning Dril-Quip, Innovex, the mergers or other matters and attributable to Dril-Quip, Innovex or any person acting on Dril-Quip’s or Innovex’s behalf are expressly qualified in their entirety by the cautionary statements above.

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. In addition, you should read and carefully consider the risks associated with Dril-Quip and its business. These risks can be found in Dril-Quip’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2023, which is filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described elsewhere in this proxy statement/prospectus in the documents incorporated by reference could have a material adverse effect on Dril-Quip’s, Innovex’s or the combined company’s businesses, financial condition, cash flows and results of operations.

Risks Relating to the Mergers

Because the market price of Dril-Quip common stock will fluctuate, Innovex stockholders cannot be sure of the value of the shares of Dril-Quip common stock they will receive in connection with the mergers. The per share merger consideration will not be adjusted in the event of any change in the stock price of Dril-Quip.

At the effective time, the holders of Innovex common stock issued and outstanding immediately prior to the effective time (including each Innovex stock option and restricted stock unit) will be entitled to receive a number of shares of Dril-Quip common stock (including restricted stock awards) equal to the aggregate merger consideration. Each holder of Innovex common stock, other than holders of dissenting shares, will be entitled to receive, for each share of Innovex common stock, a number of shares of Dril-Quip common stock equal to the aggregate merger consideration divided by the number of shares of Innovex common stock outstanding immediately prior to the effective time calculated on a fully diluted basis, plus the cash value of any fractional shares of Dril-Quip common stock that would otherwise be payable. The per share merger consideration will not be adjusted for changes in the market price of Dril-Quip common stock between the date of signing the merger agreement and completion of the mergers. Changes in the price of Dril-Quip common stock prior to the mergers will affect the value of Dril-Quip common stock that Innovex stockholders will receive on the date of the mergers. Stock price changes may result from a variety of factors (many of which are out of our control), including the following:

•	changes in the respective businesses, operations and prospects of Dril-Quip and Innovex;

•	changes in market assessments of the business, operations and prospects of Dril-Quip and Innovex;

•	investor behavior and strategies, including market assessments of the likelihood that the mergers will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the price of Dril-Quip common stock; and

•	legislation, governmental regulation and legal developments in the businesses in which Dril-Quip and Innovex operate.

The price of Dril-Quip common stock at the closing may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting. As a result, the value represented by the per share merger consideration will also vary, and you will not know or be able to calculate at the time of the special meeting the market value of the per share merger consideration Innovex stockholders will receive upon completion of the mergers. For example, based on the closing price of Dril-Quip common stock during the period from March 15, 2024, the last trading day before public announcement of the mergers, through August 5, 2024, the latest practicable trading date before the date of this proxy statement/prospectus, and assuming the issuance of 33.0 million shares of Dril-Quip common stock in the mergers, the per share merger consideration, calculated on a fully diluted basis, represented a value ranging from a high of $48.28 to a low of $29.17 for each share of Innovex common stock. Neither Dril-Quip nor Innovex is permitted to terminate the merger agreement solely because of changes in the market price or value of Dril-Quip’s common stock or the value of Innovex’s equity securities.

The market price for Dril-Quip common stock following the closing may be affected by factors different from those that historically have affected or currently affect Dril-Quip common stock.

Upon completion of the mergers, Innovex stockholders will receive shares of Dril-Quip common stock. Dril-Quip’s financial position may differ from its financial position before the completion of the mergers, and the results of operations of the combined company may be affected by factors that are different from those currently affecting the results of operations of Dril-Quip and those currently affecting the results of operations of Innovex. Accordingly, the market price and performance of Dril-Quip common stock is likely to be different from the performance of Dril-Quip common stock in the absence of the mergers. In addition, general fluctuations in trading activity and prices on the NYSE could have a material adverse effect on the market for, or liquidity of, Dril-Quip common stock, regardless of Dril-Quip’s actual operating performance. For a discussion of the businesses of Dril-Quip and Innovex and important factors to consider in connection with those businesses, see the documents incorporated by reference herein and referred to in “Where You Can Find More Information.”

Dril-Quip stockholders and Innovex stockholders, in each case as of immediately prior to the mergers, will have reduced ownership in the combined company.

Based on the number of issued and outstanding shares of Innovex common stock as of August 5, 2024 and the number of issued and outstanding Innovex equity awards currently estimated to be payable in shares of Dril-Quip common stock in connection with the mergers, Dril-Quip anticipates issuing approximately 33.0 million shares of Dril-Quip common stock pursuant to the merger agreement. The actual number of shares of Dril-Quip common stock to be issued pursuant to the merger agreement will be determined at the completion of the mergers based on the number of shares of Dril-Quip common stock outstanding immediately prior to such time, calculated on a fully diluted basis and the number of shares of Innovex common stock issued and outstanding immediately prior to such time, calculated on a fully diluted basis. The issuance of these new shares could have the effect of depressing the market price of Dril-Quip common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Dril-Quip’s earnings per share could cause the price of Dril-Quip common stock to decline or increase at a reduced rate.

Immediately after the completion of the mergers, it is expected that Dril-Quip stockholders as of immediately prior to the mergers will own approximately 52%, and Innovex stockholders as of immediately prior to the mergers will own approximately 48% of the issued and outstanding shares of Dril-Quip common stock. As a result, Dril-Quip’s current stockholders and Innovex’s current stockholders will have less influence on the policies of the combined company than they currently have on the policies of Dril-Quip and Innovex, respectively.

Dril-Quip and Innovex must obtain certain regulatory approvals and clearances to consummate the mergers, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers.

The completion of the mergers is subject to antitrust review in the United States and approval under certain other antitrust and foreign investment laws. Dril-Quip and Innovex derive revenues in other jurisdictions where antitrust/foreign investment clearances are or may be required, including Saudi Arabia, Colombia and Ecuador. Filings were submitted with the Superintendency of Economic Competition of Ecuador on March 25, 2024 and April 24, 2024, with the General Authority for Competition for the Kingdom of Saudi Arabia on May 2, 2024

and with the Superintendency of Industry and Commerce of Colombia on May 10, 2024 in order to obtain their approvals. Approval for the transaction was granted by the Superintendency of Economic Competition of Ecuador on June 10, 2024 and by the General Authority for Competition for the Kingdom of Saudi Arabia on May 26, 2024. Regulatory entities may impose certain requirements or obligations as conditions for their approval or in connection with their review. Neither Dril-Quip nor Innovex can provide any assurance that they will obtain the necessary clearances or approvals, or that any required conditions will not have a material adverse effect on the combined company following the mergers or result in the abandonment of the mergers. Under the HSR Act and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

Dril-Quip and Innovex each filed an HSR Act notification with the FTC and the DOJ on April 1, 2024. The 30-day HSR waiting period with respect to the mergers expired at 11:59 p.m. EDT on May 1, 2024.

At any time before or after consummation of the mergers, notwithstanding the expiration of the applicable waiting period under the HSR Act, the FTC, the DOJ or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Dril-Quip or Innovex or their respective subsidiaries or requiring Dril-Quip or Innovex to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the mergers, and notwithstanding the expiration of the applicable waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the mergers or seeking divestiture of substantial assets of Dril-Quip or Innovex. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

The mergers are subject to a number of conditions to the obligations of both Dril-Quip and Innovex to complete the mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the mergers or result in termination of the merger agreement.

The mergers are subject to a number of conditions beyond the control of Dril-Quip or Innovex that may prevent, delay or otherwise materially adversely affect its completion. Neither Dril-Quip nor Innovex can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the outside date, it is possible that the merger agreement may be terminated. Although Dril-Quip and Innovex have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the mergers as promptly as reasonably practicable, these and other conditions to the completion of the mergers may fail to be satisfied. In addition, satisfying the conditions to and completing the mergers may take longer, and could cost more, than Dril-Quip and Innovex expect. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the mergers for a significant period of time or prevent them from occurring. Any delay in completing the mergers may adversely affect the cost savings and other benefits that Dril-Quip and Innovex expect to achieve if the mergers and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date. For additional information, please see “The Merger Agreement—Conditions to the Completion of the Mergers.”

If the integrated mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Innovex stockholders may be required to pay substantial taxes.

The integrated mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Dril-Quip and Innovex intend to report the integrated mergers consistent with such qualification. Dril-Quip and Innovex have not sought, and will not seek, any ruling from the IRS regarding any matters relating to the transactions, and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. If the IRS or a court determines that the integrated mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Innovex common stock generally would recognize taxable gain or loss upon the exchange of Innovex common stock for Dril-Quip common stock pursuant to the integrated mergers. See “The Mergers—Material U.S. Federal Income Tax Consequences.”

Dril-Quip’s ability to utilize its historic U.S. net operating loss carryforwards may be impacted as a result of the completion of the mergers.

As of December 31, 2023, Dril-Quip had approximately $135.5 million of gross U.S. federal net operating losses (“NOLs”). Most of Dril-Quip’s U.S. federal NOLs were generated after 2017 and can be carried forward indefinitely.

Section 382 of the Code (“Section 382”) generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock has increased their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation’s NOLs would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of such corporation’s stock outstanding at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years.

We may experience an ownership change (under Section 382) as a result of the closing of the mergers. If the closing of the mergers causes an ownership change, our ability to utilize our available NOLs and other tax attributes to reduce future taxable income following this “ownership change” would depend on many factors, including our future income, which cannot be assured. An ownership change may also require NOLs to be utilized later than they otherwise would be able to be utilized, increasing cash taxes payable in earlier years.

Uncertainties associated with the mergers may cause a loss of management personnel and other key employees of Dril-Quip or Innovex, which could adversely affect the future business and operations of the combined company.

Dril-Quip and Innovex are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the mergers will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Dril-Quip or Innovex may experience uncertainty about their roles within the combined company following the mergers or other concerns regarding the timing and completion of the mergers or the operations of the combined company following the mergers, any of which may have an adverse effect on the ability of Dril-Quip or Innovex to retain or attract key management and other key personnel. In addition, the loss of key Dril-Quip or Innovex personnel could diminish the anticipated benefits of the mergers and the integration of the companies may be more difficult. Furthermore, the combined company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Dril-Quip and Innovex. No assurance can be given that the combined company will be able to retain or attract key management personnel and other key employees of Dril-Quip or Innovex to the same extent that Dril-Quip and Innovex have previously been able to retain or attract their own employees.

The business relationships of Dril-Quip and Innovex may be subject to disruption due to uncertainty associated with the mergers, which could have a material adverse effect on the results of operations, cash flows and financial position of Dril-Quip or Innovex pending and following the mergers.

Parties with which Dril-Quip or Innovex do business may experience uncertainty associated with the mergers, including with respect to current or future business relationships with the combined company following the mergers. Dril-Quip’s and Innovex’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Dril-Quip or Innovex prior to or following the mergers. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Dril-Quip or Innovex, regardless of whether the mergers are completed, as well as a material and adverse effect on Dril-Quip’s ability to realize the expected cost savings and other benefits of the mergers. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the mergers or termination of the merger agreement.

The merger agreement subjects Dril-Quip and Innovex to restrictions on their respective business activities prior to the effective time.

The merger agreement subjects Dril-Quip and Innovex to restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of Dril-Quip and Innovex to use its commercially reasonable efforts to carry on its business in the ordinary course in all material respects, and the merger agreement obligates each of Dril-Quip and Innovex to use its commercially reasonable efforts to conduct its business in the ordinary course of business in all material respects and preserve substantially intact its present business organization, except as otherwise expressly contemplated by the merger agreement. These restrictions could prevent Dril-Quip and Innovex from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See “The Merger Agreement—Covenants—Conduct of Business Prior to the Effective Time” for additional details.

Directors and executive officers of Dril-Quip have interests in the mergers that may be different from, or in addition to, the interests of the Dril-Quip stockholders generally.

In considering the recommendation of the Dril-Quip Board that Dril-Quip stockholders vote in favor of the merger proposals, Dril-Quip stockholders should be aware of and take into account the fact that Dril-Quip directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Dril-Quip stockholders generally. These interests include, among others, severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance and accelerated vesting of outstanding equity awards held by non-employee directors. See “The Mergers—Interests of Dril-Quip Directors and Executive Officers in the Mergers” for a more detailed description of these interests. The Dril-Quip Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the mergers, in approving the merger agreement and the transactions contemplated thereby, including the mergers, and in recommending that the Dril-Quip stockholders approve the merger proposals and the non-binding compensation proposal.

The merger agreement limits Dril-Quip’s and Innovex’s respective ability to pursue alternatives to the mergers, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Dril-Quip to pay Innovex a termination fee.

The merger agreement contains certain provisions that restrict each of Dril-Quip’s and Innovex’s ability to initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an acquisition proposal with respect to Dril-Quip or Innovex, as applicable, and Dril-Quip and Innovex have each agreed to certain terms and conditions relating to their ability to engage, continue or otherwise participate in any discussions or negotiations regarding, or furnish to a third party any non-public information with respect to, or otherwise knowingly facilitate any effort or attempt to make, any acquisition proposal. Further, even if the Dril-Quip Board withdraws, modifies or qualifies in any manner adverse to Innovex its recommendation with respect to the merger proposals, unless the merger agreement has been terminated in accordance with its terms, Dril-Quip will still be required to submit the merger proposals to a vote at the Dril-Quip special meeting. In addition, Innovex generally has an opportunity to offer to modify the terms of the merger agreement in response to any competing acquisition proposals or intervening events before the Dril-Quip Board may withdraw, modify or qualify its recommendations. The merger agreement further provides that, under specified circumstances, including in the event that the Dril-Quip Board has authorized Dril-Quip to enter into an alternative acquisition agreement with respect to a superior proposal to Dril-Quip and concurrently with the termination of the merger agreement, Dril-Quip enters into an acquisition agreement with respect to such superior proposal, Dril-Quip is required to pay Innovex a termination fee equal to $31,895,000. See “The Merger Agreement—Covenants” and “The Merger Agreement—Termination Fees and Expense Reimbursement” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Dril-Quip from considering or pursuing an alternative transaction with Dril-Quip or proposing such a transaction, even if it were prepared to pay consideration with a higher per share value than the total value proposed to be paid or received in the mergers. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The financial forecasts are based on various assumptions that may not be realized.

The unaudited prospective financial information set forth in the forecasts included under the sections “The Mergers—Unaudited Prospective Financial Information” were prepared solely for internal use and are subjective in many respects. Dril-Quip’s and Innovex’s prospective financial information was based solely upon assumptions of, and information available to Dril-Quip’s and Innovex’s management when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Dril-Quip’s or Innovex’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Dril-Quip’s and Innovex’s estimates. In view of these uncertainties, the inclusion of prospective financial information in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily be predictive of actual future results.

The unaudited prospective financial information set forth in the forecasts included under the sections “The Mergers—Unaudited Prospective Financial Information” was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Further, any forward-looking statement speaks only as of the date on which it is made, and each of Dril-Quip and Innovex undertake no obligation, other than as required by applicable law, to update, correct or otherwise revise the unaudited prospective financial information herein to reflect events or circumstances after the date those prospective financial information were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the assumptions underlying any such prospective financial information are no longer appropriate (even in the short term).

The unaudited prospective financial information of Dril-Quip and Innovex included in this proxy statement/prospectus has been prepared by, and is the responsibility of, the management of Dril-Quip or the management of Innovex, as applicable. Neither PricewaterhouseCoopers LLP (“PwC”), the independent registered accountant of

Dril-Quip, nor Grant Thornton LLP (“Grant Thornton”), the independent certified public accountants of Innovex, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information and, accordingly, neither PwC nor Grant Thornton expresses an opinion or any other form of assurance with respect thereto. The report of PwC with respect to Dril-Quip, incorporated by reference in this proxy statement/prospectus relates to the historical financial statements of Dril-Quip, does not extend to the unaudited prospective financial information of Dril-Quip and should not be read to do so. The report of Grant Thornton with respect to Innovex’s audited financial statements included elsewhere in this proxy statement/prospectus, relates to the historical financial statements of Innovex, does not extend to the unaudited prospective financial information of Innovex and should not be read to do so. See “The Mergers—Unaudited Prospective Financial Information” for more information.

Failure to complete the mergers could negatively impact Dril-Quip’s stock price and have a material adverse effect on its results of operations, cash flows and financial position.

If the mergers are not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Dril-Quip stockholders fail to approve the applicable proposals, the ongoing business of Dril-Quip may be materially adversely affected and, without realizing any of the benefits of having completed the mergers, Dril-Quip would be subject to a number of risks, including the following:

•	Dril-Quip may experience negative reactions from the financial markets, including negative impacts on Dril-Quip’s stock prices;

•	Dril-Quip and its subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•	Dril-Quip will still be required to pay certain significant costs relating to the mergers, such as legal, accounting, consulting, financial advisor and printing fees;

•	Dril-Quip may be required to pay a termination fee or expense reimbursement fee as required by the merger agreement;

•

the merger agreement places certain restrictions on the conduct of Dril-Quip’s business pursuant to the terms of the merger agreement, which may delay or prevent Dril-Quip from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•

matters relating to the mergers (including integration planning) require substantial commitments of time and resources by Dril-Quip’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•	litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against Dril-Quip to perform its obligations pursuant to the merger agreement.

If the mergers are not completed, the risks described above may materialize and they may have a material adverse effect on Dril-Quip’s results of operations, cash flows, financial position and stock price.

The shares of common stock of the combined company to be received by Innovex stockholders upon completion of the mergers will have different rights from shares of Innovex common stock.

Upon completion of the mergers, Innovex stockholders will no longer be stockholders of Innovex. Instead, former Innovex stockholders will become stockholders of the combined company, and, while their rights as stockholders of the combined company will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the certificate of incorporation and the bylaws of the combined company. The laws of the state of Delaware and terms of the certificate of incorporation and bylaws of the combined company are in some respects different than the terms of the Innovex certificate of incorporation and the Innovex bylaws, which currently govern the rights of Innovex stockholders. See “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with shares of Innovex common stock, shares of Dril-Quip common stock and shares of the combined company’s common stock.

Dril-Quip and Innovex are expected to incur significant transaction costs in connection with the mergers, which may be in excess of those anticipated by them.

Dril-Quip and Innovex have incurred and are expected to continue to incur significant non-recurring costs associated with negotiating and completing the mergers, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Dril-Quip and Innovex whether or not the mergers are completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs and filing fees. Dril-Quip will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Dril-Quip and Innovex will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the mergers and the integration of the two companies’ businesses. While Dril-Quip and Innovex have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Dril-Quip or Innovex even if the mergers are not completed, could have an adverse effect on Dril-Quip’s or Innovex’s financial condition and operating results.

Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Dril-Quip and Innovex.

Since the public announcement of the mergers, one putative stockholder lawsuit related to the mergers has been filed against Dril-Quip and Dril-Quip has received letters from additional purported Dril-Quip stockholders who contend that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information. For additional information, see the section entitled “The Mergers—Litigation Relating to the Mergers.”

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Dril-Quip’s and Innovex’s respective liquidity and financial condition.

Lawsuits that have been or may be brought against Dril-Quip, Innovex or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the mergers. One of the conditions to the closing of the mergers is that no law or governmental order is in effect that restrains, enjoins, makes illegal or otherwise prohibits the closing of the mergers. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the mergers, that injunction may delay or prevent the mergers from being completed within the expected timeframe or at all, which may adversely affect Dril-Quip’s and Innovex’s respective business, financial position and results of operation. Either Dril-Quip or Innovex may terminate the merger agreement if any governmental order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement becomes final and nonappealable, so long as the party seeking to terminate the merger agreement has used its reasonable best efforts prevent the entry of and to remove such governmental order in accordance with the terms of the merger agreement.

There can be no assurance that any of the defendants will be successful in the outcome of any current or future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect Dril-Quip’s or Innovex’s business, financial condition, results of operations and cash flows.

The mergers may be completed even though material adverse changes subsequent to the announcement of the mergers, such as industry-wide changes or other events, may occur.

In general, either party can refuse to complete the mergers if there is a material adverse change affecting the other party. However, some types of changes do not permit either party to refuse to complete the transaction, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Dril-Quip’s or Innovex’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not give the other party the right to refuse to complete the mergers. In addition, the parties have the ability, but are under no obligation, to waive any material adverse change that results in the failure of a closing condition and instead proceed with completing the mergers. If adverse changes occur that affect either party, but the parties are still required or voluntarily decide to complete the transaction, Dril-Quip’s share price, business and financial results after the mergers may suffer.

Risks Relating to the Combined Company

Dril-Quip may be unable to integrate the businesses of Innovex successfully or realize the anticipated benefits of the mergers.

The mergers involve the combination of companies that currently operate as independent companies, in the case of Dril-Quip and Innovex. The combination of independent businesses is complex, costly and time consuming, and each of Dril-Quip and Innovex will be required to devote significant management attention and resources to integrating the respective business practices and operations of the companies. Potential difficulties that the companies may encounter as part of the integration process include the following:

•

the inability to successfully combine the businesses of Innovex with Dril-Quip in a manner that permits the combined company to achieve, on a timely basis or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the mergers;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the mergers.

In addition, Dril-Quip and Innovex have previously operated and, until the completion of the mergers, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the mergers or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the combined company following the mergers.

The synergies attributable to the mergers may vary from expectations.

Dril-Quip may fail to realize the anticipated benefits and synergies expected from the mergers, which could adversely affect the combined company’s business, financial condition and operating results. The success of the mergers will depend, in significant part, on Dril-Quip’s ability to successfully integrate the acquired business and realize the anticipated strategic benefits and synergies from the combination. The anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If the combined company is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the mergers within the anticipated timing or at all, the combined company’s business, financial condition and operating results may be adversely affected.

Legal proceedings and governmental investigations could have a negative impact on the business, financial condition and results of operations of the combined company.

The nature of the business of the combined company will make it susceptible to legal proceedings and governmental investigations from time to time. Lawsuits or claims against the combined company, including pending lawsuits and claims against Dril-Quip and Innovex, could have a material adverse effect on the combined company’s business, financial condition and results of operations. Any legal proceedings or claims, even if fully indemnified or insured, could negatively affect the combined company reputation among its customers and the public, and make it more difficult for the combined company to compete effectively or obtain adequate insurance in the future.

The future results of the combined company following the mergers will suffer if the combined company does not effectively manage its expanded operations.

Following the mergers, the size and geographic footprint of the business of the combined company will increase. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and geographies and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the mergers.

The mergers may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the modification or termination of existing contracts.

Following the mergers, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of Dril-Quip or Innovex may modify, terminate or scale back their current or prospective business relationships with the combined company. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that the combined company is too closely allied with one of their competitors. In addition, Dril-Quip and Innovex have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require Dril-Quip or Innovex to obtain consents from these other parties in connection with the mergers, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the mergers, or if the combined company loses the benefits of the contracts of Dril-Quip or Innovex, the combined company’s business and financial performance could suffer.

The market price of the combined company’s common stock may be volatile, and holders of the combined company’s common stock could lose a significant portion of their investment due to drops in the market price of the combined company’s common stock following completion of the mergers.

The market price of the combined company’s common stock may be volatile due to factors unrelated to the combined company’s operating performance or prospects. Specific factors that may have a significant effect on the market price for the combined company’s common stock include, among others, the following:

•	changes in stock market analyst recommendations or earnings estimates regarding the combined company, other companies comparable to it or companies in the industries they serve;

•	actual or anticipated fluctuations in the combined company’s operating results or future prospects;

•	reaction to public announcements by the combined company;

•	strategic actions taken by the combined company or its competitors, such as acquisitions, divestitures or restructurings;

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failure of the combined company to achieve the perceived benefits of the mergers, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

•	adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and response to such events; and

•	sales of the combined company’s common stock by members of its management team or significant stockholders.

Additionally, current stockholders of Dril-Quip and Innovex may reduce or eliminate their investment in the combined company for various reasons, including in order to comply with institutional investing guidelines, to increase diversification, to track any rebalancing of stock indices in which Dril-Quip’s common stock is included, to respond to the risk profile of the combined company or to realize a gain. If, following the mergers, large amounts of the combined company’s common stock are sold, the price could decline.

The unaudited pro forma financial information included in this document is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the mergers.

The unaudited pro forma financial information contained in this document is presented for illustrative purposes only, is based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the mergers for several reasons. The actual financial condition and results of operations of the combined company following the mergers may not be consistent with—or evident from—this unaudited pro forma financial information. In addition, the assumptions used in preparing the unaudited pro forma financial information may prove to be inaccurate, and other factors may affect the combined company’s financial condition or results of operations following the mergers. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Business issues currently faced by Dril-Quip or Innovex may be imputed to the operations of the other.

To the extent that either Dril-Quip or Innovex currently has or is perceived by customers to have operational challenges, such as service performance, safety issues or workforce issues, those challenges may raise concerns by existing customers of the other company following the mergers, which may limit or impede the combined company’s future ability to obtain additional work from those customers.

Certain of the stockholders of the combined company will have the ability to exercise significant influence over certain corporate actions following completion of the mergers.

Following the mergers, Amberjack and its affiliates are expected to collectively own approximately 43% of the combined company’s outstanding common stock. As a result, these stockholders could have significant influence over the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of any amendment to the combined company’s bylaws and the approval of mergers and other significant corporate transactions. Their influence over the combined company may have the effect of delaying or preventing a change of control or may adversely affect the voting and other rights of other stockholders. In addition, pursuant to the stockholders agreement, subject to certain exceptions, Amberjack and its affiliates are expected to have the right to designate four nominees for election to the combined company’s nine-member board of directors. Finally, if these stockholders were in the future to sell all or a material number of shares of common stock, the market price of the combined company’s common stock could be negatively impacted.

The bylaws of the combined company provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for substantially all disputes between the combined company and its stockholders, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or employees.

It is anticipated that the combined company will adopt an amendment to the Dril-Quip bylaws in substantially the form included in the proxy statement/prospectus as Annex D (the “amended bylaws”), which will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) is the exclusive forum for any claims, including claims in the right of the combined company: (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (b) as to which the DGCL confers jurisdiction upon the Court of Chancery. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The amended bylaws further provide that the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. Alternatively, if a court were to find either exclusive forum provision in the combined company’s bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on its business, financial condition, and results of operations.

Other Risks Relating to Dril-Quip

Dril-Quip has identified a material weakness in Dril-Quip’s internal control over financial reporting which, if not corrected, could affect the reliability of the combined company’s financial statements and have other adverse consequences. Additional material weaknesses in internal controls over financial reporting may be identified, which may not be remedied in a timely manner.

Dril-Quip identified material weaknesses in its internal control over financial reporting during the year ended December 31, 2023. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness in Dril-Quip’s internal control over financial reporting existed due to a classification error associated with an inventory write-down. As a result, Dril-Quip’s management concluded that its internal control over financial reporting, as well as its disclosure controls and procedures, were not effective as of December 31, 2023. The specific factors leading to this conclusion are described in Part II, Item 9A. “Controls and Procedures” of Dril-Quip’s Annual Report on Form 10-K/A, filed with the SEC on July 8, 2024. The material weakness identified by Dril-Quip’s management relates to the design of internal controls over the financial statement classification of inventory write-downs. As a result of this deficiency, Dril-Quip’s management classified the write-downs as Restructuring and other charges instead of Cost of goods sold. The material weakness led to an overstatement in Restructuring and other charges and an understatement of Cost of goods sold. As of December 31, 2023, this material weakness had not been remediated.

During the third quarter of 2024, Dril-Quip is implementing a remediation plan to update the design and implementation of controls to remediate the above-mentioned deficiency and enhance Dril-Quip’s internal control environment.

Effective internal controls are necessary for the combined company to provide reliable financial reports, prevent fraud and operate successfully. Dril-Quip cannot assure that it has identified all, or that it will not in the future have additional, material weaknesses. If the material weaknesses are not remediated, any future material weaknesses related to financial reporting are identified or there are difficulties in implementing or improving internal controls or a failure to develop and maintain effective internal control over financial reporting, then the combined company’s reputation and operating results could be harmed, the combined company could fail to meet its reporting obligations or it may have a restatement of its financial statements. Ineffective internal control over financial reporting could also cause investors to lose confidence in the combined company’s reported financial information, which would harm the combined company’s business and likely have a negative effect on the trading price of the combined company’s shares of common stock.

As a result of entering into the merger agreement, Dril-Quip’s business is and will be subject to the risks described above. In addition, Dril-Quip is, and following completion of the mergers, the combined company will be, subject to the risks described in Dril-Quip’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2023 as updated by subsequent Quarterly Reports on Form 10-Q, as amended, and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

Other Risks Relating to Innovex

As a result of entering into the merger agreement, Innovex’s business is and will be subject to the risks described above. In addition, Innovex is, and following completion of the mergers, the combined company will be, subject to the following risks:

Innovex’s business and financial performance depend primarily upon the general level of activity in the oil and natural gas industry, including the number of drilling rigs in operation, the number of oil and natural gas wells being drilled, the volume of production, the number of well completions and the level of well remediation activity and the corresponding capital expenditures by oil and natural gas companies within North America, the Middle East, Latin America and Europe, among other global markets. A decline in prices for oil and natural gas may have an adverse effect on Innovex’s revenue, cash flows, profitability and growth.

Demand for most of Innovex’s products and services depends primarily on the level of activity in the oil and natural gas industry in North America, the Middle East, Latin America and Europe, among other global markets. As a result, Innovex’s operations are dependent on the levels of activity and capital spending in oil and natural gas exploration, development and production. A prolonged reduction in oil and natural gas prices would generally depress the level of oil and natural gas exploration, development, production, and well completion activity and would result in a corresponding decline in the demand for the products and services that Innovex provides. The significant decline in oil and natural gas prices that occurred in 2020 caused a reduction in Innovex customers’ spending and associated drilling and completion activities, which had an adverse effect on its revenue. While oil and natural gas prices have since increased, should prices again decline, similar declines in Innovex customers’ spending would have an adverse effect on Innovex’s revenue. In addition, a worsening of these conditions may result in a material adverse impact on certain of Innovex customers’ liquidity and financial position resulting in further spending reductions, delays in the collection of amounts owing to Innovex and other similar impacts.

Many factors over which Innovex has no control affect the supply of and demand for, and Innovex customers’ willingness to explore, develop and produce oil and natural gas, and therefore, influence the volumes Innovex can sell and the prices Innovex can charge for its products and services, including:

•	the global supply of, and demand for, oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the level of global oil and natural gas exploration and production;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the supply of and demand for Innovex’s products and services;

•	global or national health concerns, including health epidemics such as the COVID-19 pandemic;

•	the expected decline rates of current production;

•	inability to acquire or maintain necessary permits or mining or water rights;

•	the price and quantity of foreign imports;

•	political and economic conditions in oil and natural gas producing countries and regions, including the United States, the Middle East, Africa, Europe, Latin America and Russia;

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actions by the members of the Organization of the Petroleum Exporting Countries, Russia and other oil producing countries with respect to oil production levels and announcements of potential changes in such levels;

•	speculative trading in crude oil and natural gas derivative contracts;

•	the level of consumer product demand;

•	the discovery rates of new oil and natural gas reserves;

•	contractions in the credit market;

•	the strength or weakness of the U.S. dollar;

•	available pipeline and other transportation capacity;

•	the levels of oil and natural gas storage;

•	the proximity and capacity of oil and natural gas pipelines and other transportation facilities;

•	adverse weather conditions and other natural disasters;

•	U.S. and non-U.S. tax policy;

•	U.S. and non-U.S. governmental approvals and regulatory requirements and conditions;

•	the continued threat of terrorism and the impact of military and other action, including military action in the Middle East and the Russia-Ukraine war;

•	technical advances affecting energy consumption;

•	the price and availability of alternative fuels and energy sources;

•	uncertainty in commodities markets and the ability of oil and natural gas producers to raise equity capital and debt financing;

•	acquisition and divestiture activity among oil and natural gas producers;

•	cyclical/seasonal business and dependence upon spending of Innovex customers;

•	competition among oilfield service and equipment providers;

•	changes in transportation regulations that result in increased costs or administrative burdens; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. A decline in oil and natural gas prices may have a material adverse effect on Innovex’s business, results of operations and financial condition.

The cyclical nature of the oil and natural gas industry may cause Innovex’s operating results to fluctuate.

Innovex derives its revenues from companies in the oil and natural gas exploration and production and oilfield services industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. Innovex has experienced, and may in the future experience, significant fluctuations in operating results as a result of the reactions of its customers to changes in oil and natural gas prices. For example, prolonged low commodity prices experienced by the oil and natural gas industry during 2015, 2016 and 2020, combined with adverse changes in the capital and credit markets, caused many exploration and production companies to reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and products and adversely impacted the volume of products and services oilfield services companies could sell, and the prices oilfield services companies could charge for their products and services. In addition, a majority of the revenue Innovex earns is based upon product sales at market pricing. By selling its products at market pricing, Innovex is exposed to the risks of a rapid reduction in prices and resulting volatility in Innovex’s revenues.

Innovex is subject to risks relating to existing international operations and expansion into new geographical markets.

Innovex continues to focus on expanding sales globally as part of its overall growth strategy and expects sales from outside the United States to continue to represent a significant and growing portion of its revenue. Innovex’s international operations and global expansion strategy are subject to general risks related to such operations, including:

•	political, social and economic instability and disruptions;

•	export controls, economic sanctions, embargoes, import controls, duties and tariffs, and other trade restrictions;

•	the imposition of duties and tariffs and other trade barriers;

•	limitations on ownership and on repatriation or dividend of earnings;

•	transportation delays and interruptions;

•	labor unrest and current and changing regulatory environments;

•	increased compliance costs, including costs associated with disclosure requirements and related due diligence;

•	difficulties in staffing and managing multi-national operations;

•	limitations on Innovex’s ability to enforce legal rights and remedies;

•	access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cyber risks; and

•	fluctuations in foreign currency exchange rates.

If Innovex is unable to successfully manage the risks associated with expanding its global business or adequately manage operational risks of its existing international operations, these risks could have a material adverse effect on Innovex’s growth strategy into new geographical markets, its reputation, its business, results of operations, financial condition and cash flows.

Innovex often sells and rents products to International Oil Companies (“IOCs”) and National Oil Companies (“NOCs”). Many IOCs and NOCs require products to undergo extensive registration and qualification processes before such product can be purchased or rented. This process can take several years to complete. Innovex will seek to undergo these registration and qualification processes for its current and future products, and there is no guarantee Innovex’s products will successfully complete these processes, or if Innovex does, that such IOCs or NOCs will purchase or rent such products in the future.

Innovex must comply with export and import controls, economic sanctions and embargoes, and other international trade laws and regulations and any failure to comply with such laws and regulations could subject Innovex to liability and have a material adverse impact on its business, financial condition and results of operations.

Innovex conducts business globally, and its business activities and services are subject to import and export control laws and regulations, as well as economic sanctions and other international trade laws of the United States and other countries. Innovex must comply with U.S. export and import controls, economic sanctions, embargoes and other international trade laws, including the U.S. Commerce Department’s Export Administration Regulations and economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State. Although Innovex has instituted policies and procedures designed to promote compliance with such laws and regulations, violations of import or export control laws and regulations or economic sanctions, embargoes or other international trade laws could result in negative consequences to Innovex, including government investigations, sanctions, criminal or civil fines or penalties, more onerous compliance requirements, loss of authorizations or licenses needed to conduct aspects of its business, default under debt, reputational harm and other adverse consequences. Moreover, if any of Innovex’s counterparties or jurisdictions where it conducts business becomes the target of economic sanctions, Innovex may face an array of issues, including, but not limited to, having to abandon the related project, being unable to recoup prior invested time and capital or being subject to lawsuits, investigations or regulatory proceedings that could be time consuming and expensive to respond to, and which could lead to criminal or civil fines or penalties. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations can cause delays in shipments and unscheduled operational downtime.

Innovex’s operations outside the United States must comply with a number of U.S. and international regulations, violations of which could have a material adverse effect on Innovex’s business, results of operations, and financial condition.

Innovex’s operations outside the United States must comply with a number of U.S. and international regulations. For example, Innovex’s operations in countries outside the United States are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. companies and their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Innovex’s activities create the risk of unauthorized payments or offers of payments by Innovex’s employees or agents that could be in violation of anti-corruption laws, even though some of these parties are not subject to Innovex’s control. Innovex has internal control policies and procedures and has implemented training and compliance programs for its employees and agents to promote and achieve compliance with the FCPA and other similar laws. However, Innovex cannot assure that its compliance policies, procedures and programs will always protect Innovex from unlawful acts committed by its employees or agents. Innovex is also subject to the risks that its employees and agents outside of the United States may fail to comply with other applicable laws. Violations of anti-corruption laws may result in severe criminal or civil sanctions, and Innovex may be subject to other liabilities, which could have a material adverse effect on its business, results of operations and financial condition. In addition, any major violations could have a significant effect on Innovex’s reputation and consequently on Innovex’s ability to win future business and maintain existing customer and supplier relationships.

Innovex is also required to comply with various complex U.S. and foreign tax laws, regulations and treaties. These laws, regulations and treaties can change frequently and significantly, and it is reasonable to expect changes in the future. If Innovex fails to comply with any of these tax laws, regulations or treaties, it could be subject to, among other things, civil and criminal prosecution, fines, penalties and confiscation of Innovex’s assets, which could disrupt its ability to provide its products and services to its customers. Any of these events could have a material adverse effect on Innovex’s business, financial condition, results of operations and cash flows.

The scope of Innovex’s international operations subjects Innovex to risks from currency fluctuations that could adversely affect Innovex’s liquidity, financial position and results of operations.

Innovex’s non-U.S. operations generate significant revenues and earnings. Fluctuations in foreign currency exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of the products Innovex provides in international markets where payment for Innovex’s products is made in the local currency. Innovex has significant operations in several key international and offshore markets, including the Middle East, Latin America and Europe, among others (together “International and Offshore markets”), where Innovex earned approximately 34% of its revenues in 2023. Although not all revenue is priced in local currency, Innovex’s financial results are affected by currency fluctuations, and the impact of those currency fluctuations on the underlying economies. Innovex generally does not use financial instruments that exposes Innovex to significant risk involving foreign currency transactions; however, the relative size of Innovex’s non-U.S. activities has a significant impact on reported operating results and its net assets. Therefore, as exchange rates change, Innovex’s results can be materially affected.

Also, Innovex has a diverse supply chain that utilizes international vendors to provide certain services, including machining services, and source raw materials, component parts and finished products from countries other than that of the intended sale. This practice can give rise to foreign exchange risk.

Policy changes affecting international trade could adversely impact the demand for Innovex’s products and its competitive position.

Changes in government policies on foreign trade and investment can affect the demand for Innovex’s products and services, impact the competitive position of Innovex’s products and services or prevent Innovex from being able to sell products and services in certain countries. Innovex’s business benefits from free trade agreements, and efforts to withdraw from, or substantially modify such agreements, in addition to the implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, import or export licensing requirements, economic sanctions, anti-boycott laws, exchange controls or new barriers to entry, could have a material adverse effect on Innovex’s results of operations, financial condition or cash flows. For example, Innovex is experiencing increased tariffs on certain of its products and product components from China, and dissolved its Russian subsidiary following the imposition of economic sanctions and export controls by the U.S. and other governments and counter measures by Russia. However, these tariffs and other trade policies have not ultimately had a material adverse effect on Innovex’s results due to, among other reasons, the implementation of various mitigation efforts in conjunction with Innovex’s supply chain and end market partners.

Innovex’s business, financial condition and results of operations may be affected by economic sanctions and export controls, including those targeting Russia.

During 2014, the United States, the European Union and the United Kingdom and certain other countries imposed sanctions on certain sectors of the Russian economy, and on certain individuals and entities, and additional sanctions have been imposed since 2014, including with respect to the energy sector. In response to Russia’s military action in Ukraine in 2022, the United States, the European Union and the United Kingdom, among others, have imposed significant economic sanctions and export control measures on Russia and others supporting Russia’s military and political actions in Ukraine, including blocking or “asset freezing” sanctions on designated entities and individuals; restrictions on the Russian energy and financial sectors; blocking economic activity in certain areas of Ukraine not controlled by the Ukrainian government; prohibitions in relation to investment in Russia; prohibitions and restrictions relating to Russian origin oil and oil products; and export controls limiting the export of a wide range of goods and technical assistance to Russia. In response, Russia has implemented counter-sanctions, including restrictions on the divestment from Russian assets by foreign investors and restrictions on the payments of dividends and transfers of funds out of Russia by foreign investors. Existing and future economic sanctions, export controls, import controls and other measures, as well as the existing and potential further responses from Russia or other countries to such economic sanctions, and further tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect Innovex’s business, financial condition and results of operations.

Changes in U.S. and international tax rules and regulations, or interpretations thereof, may materially and adversely affect Innovex’s cash flows, results of operations and financial condition.

Innovex is subject to income- and non-income-based taxes in the United States under federal, state and local jurisdictions and in the foreign jurisdictions in which it operates. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating Innovex’s provision and accruals for these taxes. Innovex’s tax liabilities could be affected by numerous factors, such as changes in tax, accounting and other laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or Innovex’s ownership or capital structure. For example, on August 16, 2022, the United States enacted the Inflation Reduction Act (“IRA”), which is highly complex, subject to interpretation, and contains significant changes to U.S. tax law. The U.S. Department of the Treasury and the IRS are expected to release further regulations and interpretive guidance implementing the legislation contained in the IRA, but the details and timing of such regulations are subject to uncertainty at this time. It is possible that the enactment of changes in the U.S. corporate tax system, including in connection with the IRA, could have a material effect on Innovex’s consolidated cash taxes in the future.

Innovex faces significant competition that may cause Innovex to lose market share.

The oilfield services industry is highly competitive. The principal competitive factors impacting sales of Innovex’s products are technology, service quality, safety track record and price. The market is also fragmented and includes numerous small companies capable of competing effectively in Innovex’s markets on a local basis, as well as several large companies that possess substantially greater financial and other resources than Innovex does. Innovex’s larger competitors’ greater resources could allow those competitors to compete more effectively than Innovex can. For instance, Innovex’s larger competitors may offer products at below-market prices or bundle ancillary products and services at no additional cost to Innovex’s customers. Innovex competes with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than Innovex does. Several of Innovex’s competitors provide a broader array of products and services and have a stronger presence in more geographic markets.

Some jobs are awarded on a bid basis, which further increases competition based on price. Pricing is one of the primary factors in determining which qualified contractor is awarded a job. The competitive environment may be further intensified by mergers and acquisitions among oil and natural gas companies or other events that have the effect of reducing the number of available customers. If competition remains the same or increases as a result of future industry downturns, Innovex may be required to lower its prices, which would adversely affect Innovex’s results of operations. In the future, Innovex may lose market share or be unable to maintain or increase prices for its present products or to acquire additional business opportunities, which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Innovex’s competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. The amount of equipment available may exceed demand, which could result in active price competition.

In addition, competition among oilfield equipment providers is affected by each provider’s reputation for safety and quality. Innovex cannot assure that it will be able to maintain its competitive position.

Innovex’s business depends upon Innovex’s ability to obtain specialized equipment, parts and key raw materials from third-party suppliers, and Innovex may be vulnerable to delayed deliveries and future price increases.

Innovex purchases certain parts and raw materials, as well as specialized equipment from third-party suppliers and affiliates. At times during the commodity price cycle, there is a high demand for oilfield services and extended lead times to obtain raw materials needed to provide these services. Even if Innovex has multiple suppliers of a particular raw material, there are occasionally shortages which lead to price increases. Any significant disruption in supply could affect Innovex’s ability to obtain raw materials or satisfactory substitutes or could increase the cost of such raw materials or substitutes, which could have a material adverse effect on Innovex’s liquidity, financial position and results of operations. Should Innovex’s current suppliers be unable or unwilling to provide the necessary parts, raw materials or equipment or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of Innovex’s products could have a material adverse effect on Innovex’s business, financial condition, results of operations and cash flows. In addition, future price increases for this type of parts, raw materials and equipment could negatively impact Innovex’s ability to meet the current demands of its customers.

Innovex is subject to the risk of supplier concentration for certain product lines.

Certain of Innovex’s product lines, including frac plugs and well intervention tools, depend on a limited number of third-party suppliers and vendors, including for supplies of certain raw materials. As a result of this concentration in some of its supply chains, Innovex’s business and operations could be negatively affected if Innovex’s key suppliers were to experience significant disruptions affecting the price, quality, availability or timely delivery of its products. The partial or complete loss of any one of Innovex’s key suppliers, or a significant adverse change in the relationship with any of these suppliers, through consolidation or otherwise, would limit Innovex’s ability to manufacture or sell certain of Innovex’s products, or require Innovex to depend on costly alternatives, which may impact financial performance.

Innovex could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if Innovex is unable to obtain raw materials.

Innovex purchases raw materials, sub-assemblies and components for use in manufacturing operations, which exposes it to volatility in prices for certain commodities. Significant price increases for these commodities could adversely affect Innovex’s operating profits. Additionally, like others in Innovex’s industry, in 2023, Innovex faced, and continues to face considerable inflation in raw materials cost. In addition to general inflationary pressures relating to the global economy reopening, adverse weather may also result in raw materials supply chain disruptions, that can lead to short-term raw material cost inflation. International conflicts or other geopolitical events, such as the continuing Russia-Ukraine war, may also cause upward pressure on raw materials costs due to transportation disruptions, higher manufacturing costs, disruptions in supply chains and availability of raw materials, interruptions in manufacturing operation, and heightened inflation. While Innovex will generally attempt to mitigate the impact of increased raw material prices by endeavoring to make strategic purchasing decisions, broadening its supplier base and passing along increased costs to customers, there may be a time delay between the increased raw material prices and the ability to increase the prices of Innovex’s products. For example, one of Innovex’s product families depends on alloying elements such as magnesium, with China providing the majority of the world supply. Prices for alloying elements like magnesium are subject to constant volatility and may increase significantly from time to time. The inability to obtain necessary raw materials on acceptable terms could affect Innovex’s ability to meet customer commitments and satisfy demand for certain products. Public health threats, such as the COVID-19 pandemic, severe influenza and other highly communicable viruses or diseases, in addition to international conflicts or other geopolitical events or extreme weather events could limit access to vendors and its facilities, or the ability to transport raw materials from Innovex’s vendors, which would adversely affect Innovex’s ability to obtain necessary raw materials for certain of its products or increase the costs of such materials. A significant price increase in or the unavailability of raw materials may result in a loss of customers and adversely impact Innovex’s business, results of operations, financial condition and cash flows, and could result in asset impairments, including an impairment of the carrying value of Innovex’s goodwill.

Innovex is exposed to counterparty credit risk. Nonpayment and nonperformance by Innovex’s customers, suppliers or vendors could adversely impact Innovex’s operations, cash flows and financial condition.

Weak economic conditions, volatility in the banking sector and/or widespread financial distress could reduce the liquidity of Innovex’s customers, suppliers or vendors, making it more difficult for them to meet their obligations to Innovex. Severe financial problems encountered by Innovex customers, suppliers and vendors could limit Innovex’s ability to collect amounts owed to it or to enforce the performance of obligations owed to it under contractual arrangements and/or limit its ability to enter into future contractual arrangements with such customers, suppliers or vendors. In the event that any of Innovex’s customers were to enter into bankruptcy, Innovex could lose all or a portion of the amounts owed to it by such customer, and Innovex may be forced to cancel all or a portion of its contracts with such customer at significant expense to Innovex.

In addition, nonperformance by suppliers or vendors who have committed to provide Innovex with critical products or services could raise Innovex’s costs or interfere with its ability to successfully conduct its business. These factors, combined with volatile prices of oil and natural gas, may precipitate a continued economic slowdown and/or a recession.

Growth in drilling and completion activity, and Innovex’s ability to benefit from such growth, could be adversely affected by any significant constraints in equipment, labor or takeaway capacity in the regions in which Innovex operates.

Growth in drilling and completion activity may be impacted by, among other things, the availability and cost of oil country tubular goods, pipeline capacity, and material and labor shortages. Should significant growth in activity occur there could be concerns over availability of the equipment, materials and labor required to drill and complete a well, together with the ability to move the produced oil and natural gas to market. Should significant constraints develop that materially impact the efficiency and economics of oil and natural gas producers, growth in drilling and completion activity could be adversely affected. This would have an adverse impact on the demand for Innovex’s products, which could have a material adverse effect on Innovex’s business, results of operations and cash flows.

Equipment failures or production curtailments or shutdowns at Innovex’s manufacturing and production facilities could adversely affect Innovex’s manufacturing capability.

Innovex’s manufacturing capacity is subject to equipment failures and the risk of catastrophic loss due to unanticipated events, such as fires, explosions and adverse weather conditions. Innovex’s manufacturing processes depend on critical pieces of equipment. Such equipment may, on occasion, be out of service as a result of unanticipated failures, which could require Innovex to close part or all of the relevant manufacturing and production facility or cause it to reduce production on one or more of Innovex’s product lines. Any interruption in manufacturing capability may require Innovex to make significant and unanticipated capital expenditures to effect repairs, which could have a negative effect on Innovex’s profitability and cash flows. Innovex carries extra expense coverage; however, recoveries under insurance coverage that it currently maintains or may obtain in the future may not be sufficient to completely offset the lost revenues or increased costs resulting from a disruption of Innovex’s operations. A sustained disruption to Innovex’s business could also result in delays to or cancellations of customer orders and contractual penalties, which may also negatively impact Innovex’s reputation among its customers. Any or all of these occurrences could have a material adverse effect on Innovex’s business, results of operations, financial condition and prospects.

Innovex relies on a few key employees whose absence or loss could adversely affect Innovex’s business.

Many key responsibilities within Innovex’s business have been assigned to a small number of employees. Innovex depends on its current senior management for the implementation of Innovex’s strategy and the supervision of its day-to-day activities. However, there can be no assurance that these individuals will continue to make their services available to Innovex in the future. The loss of their services could adversely affect Innovex’s business. In particular, the loss of the services of one or more members of Innovex’s senior management team could disrupt Innovex’s operations. The loss or diminution of the services of Innovex’s senior management or an inability to attract and retain additional senior management personnel could have a material adverse effect on Innovex’s business, financial condition, results of operations and prospects. Further, competition in Innovex’s industry for personnel with relevant expertise is intense due to the relatively small number of qualified individuals, and this competition could affect Innovex’s ability to retain its existing senior management and attract additional suitably qualified senior management personnel. As a result, the departure of key managers could have a material adverse effect on Innovex’s business, financial condition, results of operations and prospects. Innovex does not maintain “key person” life insurance policies on any of Innovex’s employees. As a result, Innovex is not insured against any losses resulting from the death of Innovex’s key employees.

If Innovex is unable to employ a sufficient number of skilled and qualified workers, Innovex’s capacity and profitability could be diminished and Innovex’s growth potential could be impaired.

Many of Innovex’s products are mechanically complex and often must perform in extremely challenging conditions. The design and delivery of Innovex’s products requires skilled and qualified technical personnel with specialized skills and experience, and Innovex’s ability to be productive and profitable will depend upon Innovex’s ability to employ and retain skilled workers. In addition, Innovex’s ability to expand its operations depends in part on its ability to increase the size of its skilled labor force. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced personnel is intense, and Innovex faces significant challenges in competing for crews and management with large and well-established competitors. A significant increase in the wages paid by competing employers could result in a reduction of Innovex’s skilled labor force, increases in the wage rates that Innovex must pay, or both. If either of these events were to occur, Innovex’s capacity and profitability could be diminished and its growth potential could be impaired.

A negative shift in investor sentiment of the oil and natural gas industry has had and could in the future have adverse effects on Innovex’s customers’ operations, its business and on its access to investors and financing.

Certain segments of the investor community have developed negative sentiment towards investing in Innovex’s industry. Equity returns over the last decade in the sector versus other industry sectors have led to lower oil and natural gas and related services representation in certain key equity market indices. Investors and lenders may factor historical returns into future investment and financing decisions. In addition, some investors, including investment advisors and certain sovereign wealth funds, pension funds, university endowments and family foundations, have stated policies to disinvest in the oil and natural gas sector based on their social and environmental considerations. Certain other stakeholders have also pressured commercial and investment banks and other lenders and investors to stop financing oil and natural gas production and related infrastructure projects, which adversely affects Innovex’s customers. Such developments, including environmental activism and initiatives aimed at limiting climate change and reducing air pollution, could result in downward pressure on the stock prices of oilfield service companies, including Innovex’s stock price. While a substantial number of banks and financing sources remain active in investments related to the oil and natural gas and oilfield services industries, it is possible that the investment avoidance or limitation theme could expand in the future and restrict access to capital for Innovex’s customers and for companies like Innovex.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to environmental, social and governance matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable environmental, social and governance ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward Innovex and its customers and to the diversion of investment to other industries, which could have a negative impact on Innovex’s business and both Innovex’s and its customers’ access to and cost of capital. Also, institutional lenders may decide not to provide funding for fossil fuel energy companies based on climate change-related concerns, which could affect Innovex’s or its customers’ access to capital for potential growth projects. Reputational value is based in large part on perceptions of subjective qualities, and even isolated incidents may erode trust and confidence and have adverse effects on Innovex’s business and financial results, particularly if it results in adverse publicity or widespread reaction on social media.

Innovex’s ability to access capital and credit markets or borrow on affordable terms to obtain additional capital could be limited.

From time to time, Innovex may need to access capital or credit markets to obtain financing. Innovex’s ability to access capital or credit markets for financing could be limited by oil and natural gas prices, its capital structure, its credit ratings, the state of the economy, the health or market perceptions of the oil and natural gas industry, the liquidity or instability of the capital markets, regional banks or other lending institutions and environmental, social and governance considerations and other factors. Many of the factors that affect Innovex’s ability to access capital and credit markets are outside of Innovex’s control. Among other things, Innovex’s lenders may seek to increase interest rates, enact tighter lending standards, refuse to refinance existing debt at maturity at favorable terms or at all and may reduce or cease to provide funding to Innovex. While Innovex seeks to diversify, and evaluate the risk exposure of, the financial institutions with which it does business, Innovex cannot guarantee that any such institution will not be placed into receivership or otherwise be negatively impacted by the current volatility in the banking sector. No assurance can be given that Innovex will be able to access capital or credit markets on terms acceptable to Innovex when required to do so, which could have a material adverse impact on Innovex’s business, financial condition and results of operations.

The growth of Innovex’s business through recently completed acquisitions and potential future acquisitions may expose Innovex to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions.

Innovex has pursued and intends to continue to pursue selected, accretive acquisitions of complementary assets and businesses. Acquisitions involve numerous risks, including:

•	unanticipated costs and exposure to liabilities assumed in connection with the acquired business or assets, including, but not limited to, environmental liabilities and title issues;

•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

•	complexities associated with managing a larger, more complex, integrated business;

•	limitations on Innovex’s ability to properly assess and maintain an effective internal control environment over an acquired business;

•	potential losses of key employees, customers and business partners of the acquired business;

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performance shortfalls at one or both of the companies as a result of the diversion of management’s attention from their day-to-day responsibilities caused by completing an acquisition and integrating an acquired business;

•	risks of entering markets in which Innovex has limited prior experience; and

•	increases in Innovex’s expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties, and may require a significant amount of time and resources. Difficulties may arise when integrating an acquired business’s operations and in realizing expected benefits and synergies from acquisitions. The integration process may involve unforeseen difficulties and may require a disproportionate amount of managerial and financial resources. The inability to successfully integrate the operations of acquired businesses may prevent consolidation savings and result in the incurrence of unanticipated costs and liabilities.

Failure to incorporate acquired businesses and assets into its existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on the business, liquidity position, financial condition, prospects and results of operations. Furthermore, competition for acquisitions may increase the cost of or otherwise impede the completion of acquisitions.

In addition, insufficient capital resources would prevent the completion of any acquisitions. Historically, Innovex has financed its acquisitions primarily with funding from its equity investors, commercial borrowings and cash generated by operations, as well as equity consideration and debt financing arrangements. The combined company may incur substantial indebtedness to finance any future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on the combined company’s results of operations and financial condition, and the issuance of additional equity or convertible securities could be dilutive to the combined company’s stockholders. Furthermore, the combined company may not be able to obtain additional financing as needed or on satisfactory terms.

The combined company’s ability to continue to grow through acquisitions and manage growth will require the combined company to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage its employees. The inability to effectively manage the integration of acquisitions could reduce the combined company’s focus on operations, which, in turn, could negatively impact its earnings and growth. The combined company’s financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Inflation could adversely impact Innovex’s ability to control costs, including operating expenses and capital costs.

Although inflation has been relatively low in recent years, it rose significantly in the second half of 2021 and continued through 2023. In addition, global and industry-wide supply chain disruptions have resulted in shortages in labor, materials and services. Such shortages have resulted in inflationary cost increases for labor, materials and services and could continue to cause costs to increase, as well as a scarcity of certain products and raw materials. To the extent inflation remains elevated, Innovex may experience further cost increases for its operations, as well as increased labor costs. Innovex cannot predict any future trends in the rate of inflation, and a significant increase in inflation could negatively impact its business, financial condition and results of operations.

Disruptions in Innovex’s supply chain for materials and components and the resulting increase in equipment and logistics costs could adversely affect Innovex’s financial performance.

Innovex is subject to risk from fluctuating manufacturing costs of its products based on surging consumer demand. Prices of these manufacturing costs, including the components and materials of Innovex’s products, may be affected by supply restrictions or other market factors from time to time. Innovex cannot predict whether the countries in which the components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions, including the likelihood, type or effect of any such restrictions. Trade restrictions, including embargoes, safeguards and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to Innovex and its vendors, which could delay or adversely affect the scope of Innovex’s projects under development or construction and adversely affect its business, financial condition or results of operations.

Innovex’s indebtedness and liquidity needs could restrict its operations and make Innovex more vulnerable to adverse economic conditions.

Innovex’s existing and future indebtedness, whether incurred in connection with acquisitions, operations or otherwise, and limited access to liquidity may adversely affect Innovex’s operations and limit its growth, and Innovex may have difficulty making debt service payments on such indebtedness as payments become due. Innovex’s level of indebtedness may affect its operations in several ways, including the following:

•	increasing Innovex’s vulnerability to general adverse economic and industry conditions;

•	the covenants that are contained in the agreements governing Innovex’s indebtedness could limit its ability to borrow funds, dispose of assets, pay dividends and make certain investments;

•	Innovex’s debt covenants could also affect its flexibility in planning for, and reacting to, changes in the economy and in its industry;

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any failure to comply with the financial or other debt covenants, including covenants that impose requirements to maintain certain financial ratios, could result in an event of default, which could result in some or all of Innovex’s indebtedness becoming immediately due and payable;

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Innovex’s level of debt could impair its ability to obtain additional financing, or obtain additional financing on favorable terms, in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and

•	Innovex’s business may not generate sufficient cash flow from operations to enable Innovex to meet its obligations under its indebtedness.

Restrictions in Innovex’s debt agreements and any future financing agreements may limit Innovex’s ability to finance future operations, meet capital needs or capitalize on potential acquisitions and other business opportunities.

The operating and financial restrictions and covenants in existing and future debt agreements could restrict Innovex’s ability to finance future operations, meet capital needs or expand or pursue its business activities. For example, Innovex’s debt agreements restrict or limit its ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of assets, businesses and operations;

•	substantially change the nature of Innovex’s business as conducted at the closing of the mergers; and

•	make acquisitions, capital expenditures or other investments and make dividends or repurchase Innovex’s stock.

Furthermore, Innovex’s debt agreements contain certain other operating and financial covenants, including the obligation to satisfy a certain fixed charge coverage ratio, a leverage ratio and a liquidity requirement. Innovex’s ability to comply with the covenants and restrictions contained in its debt agreements may be affected by events beyond Innovex’s control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Innovex’s ability to comply with these covenants may be impaired. If Innovex violates any of the restrictions, covenants, ratios or tests in its debt agreements, all or a significant portion of Innovex’s indebtedness may become immediately due and payable, and its lenders’ commitment to make further loans to Innovex may terminate. Innovex might not have, or be able to obtain, sufficient funds to make these accelerated payments. Innovex’s credit facility is secured by liens on substantially all of Innovex’s assets and certain of its future subsidiaries and guarantees from certain of its future subsidiaries, and any acceleration of its debt obligations could result in a foreclosure on the collateral securing such debt. Innovex’s debt agreements also require Innovex to make mandatory prepayments in certain circumstances, including a requirement to make a prepayment of the term loans with a certain percentage of Innovex’s excess cash flow each year. This excess cash flow payment, and other future required prepayments, will reduce Innovex’s cash available for investment in Innovex’s business. Any subsequent replacement of Innovex’s debt agreements or any new indebtedness could have similar or greater restrictions. Please see “Innovex Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement.”

An increase in interest rates would increase the cost of servicing Innovex’s indebtedness and could reduce its profitability, decrease its liquidity and impact its solvency.

A number of Innovex’s existing debt agreements provide for, and its future debt agreements may provide for, debt incurred thereunder to bear interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such indebtedness and materially reduce Innovex’s profitability and cash flows.

Innovex’s operations and its customers’ operations are subject to unforeseen interruptions and hazards inherent in the oil and natural gas industry, for which Innovex and its customers may not be adequately insured and which could cause Innovex to lose customers and substantial revenue.

Innovex’s operations and its customers’ operations are exposed to the risks inherent to its industry, such as equipment defects, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards, such as oil spills and releases of, and exposure to, hazardous substances. In addition, Innovex’s operations and its customers’ operations are exposed to potential natural disasters, including blizzards, tornadoes, storms, floods, other adverse weather conditions and earthquakes. The occurrence of any of these events could result in substantial losses to Innovex or its customers due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties or other damage resulting in curtailment or suspension of Innovex’s operations or its customers’ operations. The cost of managing such risks may be significant. The frequency and severity of such incidents may affect operating costs, insurability and relationships with customers, employees and regulators. Innovex’s customers may elect not to purchase Innovex’s products and services if they view its environmental or safety record as unacceptable, which could cause Innovex to lose customers and substantial revenues.

Innovex’s insurance may not be adequate to cover all losses or liabilities it may suffer. Furthermore, Innovex may be unable to maintain or obtain insurance of the type and amount it desires at reasonable rates. As a result of market conditions, premiums and deductibles for certain of Innovex’ insurance policies have increased and could escalate further. In addition, sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If Innovex was to incur a significant liability for which it is not fully insured, it could have a material adverse effect on Innovex’s business, results of operations and financial condition. In addition, Innovex may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause Innovex to restrict its operations, which might severely impact its financial position.

A terrorist attack or armed conflict could harm Innovex’s business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States could adversely affect the U.S. and global economies and could prevent Innovex from meeting financial and other obligations. Innovex could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, production facilities, processing plants, refineries or transportation facilities are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas, which, in turn, could also reduce the demand for Innovex’s products. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect Innovex’s results of operations, impair its ability to raise capital or otherwise adversely impact its ability to realize certain business strategies.

Innovex designs, manufactures, sells, rents and installs products that are used in oil and natural gas exploration, development and production activities, which may subject Innovex to liability, including claims for personal injury, property damage, environmental contamination and other regulatory fines and penalties should such equipment fail to perform to specifications.

Innovex provides products and systems to customers involved in oil and natural gas exploration, development and production. Some of Innovex’s equipment is designed to operate in high-temperature and/or high-pressure environments, and some equipment is designed for use in hydraulic fracturing operations. Because of applications to which Innovex’s products are exposed, particularly those involving high pressure environments, a failure of such equipment, or a failure of Innovex’s customers or its contractors to maintain or operate the equipment properly, could cause damage to the equipment, damage to the property of customers and others, personal injury and environmental contamination and could negatively impact customer relationships, which could subsequently have an adverse effect on Innovex’s business, results of operations and cash flows.

Innovex’s customers typically assume responsibility for, including control and removal of, all pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, Innovex may have liability in such cases if it is negligent or commits willful acts. In addition, Innovex typically has mutual indemnification agreements with customers on a “knock-for-knock” basis, which generally means that Innovex and its customers assume liability for Innovex’s respective personnel, subcontractors and property. As a result of this allocation of risk, Innovex may be liable for certain losses, which could be substantial. Furthermore, despite the general allocation of risk whereby Innovex customers have agreed to assume responsibility for or indemnify Innovex against certain liabilities, Innovex might not succeed in enforcing such contractual allocation or might incur an unforeseen liability falling outside the scope of such allocation. Litigation arising from a catastrophic occurrence at a location where Innovex’s products and equipment are being used may result in Innovex being named as a defendant in lawsuits asserting large claims. In addition, Innovex’s customers may be unable to satisfy indemnification claims against them. As a result, Innovex may incur substantial losses which could materially and adversely affect Innovex’s financial condition and results of operations.

In addition, Innovex relies on third-party insurance as part of Innovex’s risk mitigation strategy. However, Innovex’s insurance may not be adequate to cover its liabilities. Further, insurance companies may refuse to honor its policies, or insurance may not generally be available in the future, or if available, premiums may not be commercially justifiable. Innovex could incur substantial liabilities and damages that are either not covered by insurance or that are in excess of policy limits, or incur liability at a time when it is not able to obtain liability insurance. Such potential liabilities could have a material adverse effect on Innovex’s business, results of operations and cash flows.

Oilfield anti-indemnity provisions enacted by many U.S. states may restrict or prohibit a party’s indemnification of Innovex.

Innovex typically enters into agreements with its customers governing the provision of Innovex’s services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of Innovex, which could have a material adverse effect on Innovex’ business, results of operations and cash flows.

Innovex does not carry insurance against all potential risks and losses, and Innovex’s insurance might be inadequate to cover all of its losses or liabilities or may not be available on commercially reasonable terms.

Innovex has a limited, and potentially insufficient, insurance coverage for expenses and losses that may arise in connection with the quality of Innovex’s products, property damage, work-related accidents and occupational illnesses, natural disasters and environmental contamination. Innovex does not have insurance coverage for loss of profits or other losses caused by the death or incapacitation of Innovex’s senior management. Losses or liabilities arising from these or other such events could increase Innovex’s costs and could have a material adverse effect on its business, financial condition, results of operations and prospects.

Seasonal weather conditions, natural disasters, public health crises, and other catastrophic events outside of Innovex’s control could severely disrupt normal operations and harm Innovex’s business.

Innovex’s operations are located in different regions of the United States and around the world. Some of these areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. However, as evidenced by the severe winter weather experienced in the southern United States and Canada during February 2021, weather-related hazards can exist in almost all the areas where Innovex operates. During periods of heavy snow, ice or rain, Innovex may be unable to obtain adequate supplies of raw material or fuel or receive products shipped by a third party, and its employees may be unable to travel to supervise and manage implementation of Innovex’s products and services, thereby reducing Innovex’s ability to provide its products and technologies and generate revenues. The exploration activities of Innovex’s customers may also be affected during such periods of adverse weather conditions. Additionally, extended drought conditions in Innovex’s operating regions could impact Innovex’s or its customers’ ability to source sufficient water or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of Innovex’s business and adversely impact Innovex’s financial condition and results of operations. Climate change may exacerbate the likelihood or intensity of such natural disasters or inclement weather conditions. Furthermore, if the area in which Innovex operates or the market demand for oil and natural gas is affected by a public health crisis, such as the COVID-19 pandemic, or other similar catastrophic events outside of Innovex’s control, its business and results of operations could suffer.

Innovex’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Even if Innovex’s total addressable market (“TAM”) estimates are accurate or the markets in which Innovex competes achieve the forecasted growth, Innovex’s business could fail to grow at similar rates, if at all. Market estimates and growth forecasts, including those of Rystad Energy and Innovex’s management, are uncertain and based on assumptions and estimates that may be inaccurate. The size of Innovex’s TAM depends on a number of factors, including changes in the competitive landscape, technological changes, customer budgetary constraints, changes in business practices, changes in the regulatory environment, changes in economic conditions and the price Innovex can charge for its products and services. Innovex’s estimates relating to the size of Innovex’s TAM may prove to be inaccurate. Even if the markets in which Innovex competes meet the size estimates and growth rates it estimates or forecasts, Innovex’s business could fail to grow at similar rates, if at all, which could cause the trading price of its common stock to decline or be volatile.

Innovex has identified material weaknesses in Innovex’s internal control over financial reporting which, if not corrected, could affect the reliability of the combined company’s financial statements and have other adverse consequences. Additional material weaknesses in internal controls over financial reporting may be identified, which may not be remedied in a timely manner.

Innovex identified material weaknesses in its internal control over financial reporting during the year ended December 31, 2023. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Innovex did not design and maintain effective controls related to the accounting for income taxes at a sufficient level of precision or rigor to prepare, review and reconcile the income tax provision, related income tax assets and liabilities and corresponding valuation allowance and the income tax disclosures in Innovex’s consolidated financial statements. In addition, Innovex did not design and maintain effective controls related to the review of the accounting for income taxes as a result of its failure to employ personnel with adequate expertise to identify and evaluate complex income tax accounting matters. These findings resulted in material weaknesses in Innovex’s internal control over financial reporting during the year ended December 31, 2023. The material weaknesses described above resulted in audit adjustments to deferred tax assets and liabilities, the income tax valuation allowance and related disclosures as of and for the year ended December 31, 2023.

Innovex has taken steps towards remediating these material weaknesses primarily by designing and implementing additional internal controls, including those related to (i) the preparation and review of the income tax provision, related income tax assets and liabilities and corresponding valuation allowance, and the income tax disclosures in Innovex’s consolidated financial statements to ensure the mathematical accuracy and completeness of information underlying the income tax provision conclusions are sufficient to timely identify potential misstatements, and (ii) the employment of personnel with adequate expertise to identify and evaluate complex income tax accounting matters. Although Innovex has been in the process of remedial action to address the internal control deficiencies that led to the material weaknesses, Innovex was not able to fully remediate these deficiencies in 2023 and is unable to assure that the measures it has taken to date and it expects to take in the future will be sufficient to remediate the material weaknesses it identified or avoid the identification of additional material weaknesses in the future.

Effective internal controls are necessary for the combined company to provide reliable financial reports, prevent fraud and operate successfully. Innovex cannot assure that it has identified all, or that it will not in the future have additional, material weaknesses. If the material weaknesses are not remediated, any future material weaknesses related to financial reporting are identified or there are difficulties in implementing or improving internal controls or a failure to develop and maintain effective internal control over financial reporting, then the combined company’s reputation and operating results could be harmed, the combined company could fail to meet its reporting obligations or it may have a restatement of its financial statements. Ineffective internal control over financial reporting could also cause investors to lose confidence in the combined company’s reported financial information, which would harm the combined company’s business and likely have a negative effect on the trading price of the combined company’s shares of common stock.

Risks Related to Environmental and Regulatory Matters

Innovex’s operations and the operations of Innovex’s customers are subject to environmental, health and safety laws and regulations, and future compliance, claims, and liabilities relating to such matters may have a material adverse effect on Innovex’s results of operations, financial position or cash flows.

The nature of Innovex’s customers’ operations, including the sourcing, handling, transporting and disposing of a variety of fluids and substances, including hydraulic fracturing fluids, such as produced water, and other regulated substances, air emissions, and wastewater discharges exposes Innovex’s customers to some risk of environmental liability, including the release of pollutants from oil and natural gas wells and associated equipment to the environment. Failure of Innovex’s customers to properly handle, transport or dispose of these materials or otherwise conduct its operations in accordance with environmental, health and safety laws could expose such customers to substantial liability for administrative, civil and criminal penalties, cleanup and site restoration costs and liability associated with the release of such materials, damages to natural resources and other damages, which could have an adverse effect on Innovex’s business, results of operations and cash flows. Innovex is also subject to laws and regulations associated with equipment manufacturing operations, including the processing, and the related storage, handling, transportation and disposal of raw materials, products and wastes. The cost of compliance with these laws can be significant.

Additionally, environmental, health and safety laws and regulations have changed in the past, and they may change in the future and become more stringent. Current and future claims and liabilities with respect to environmental, health and safety laws may have a material adverse effect on both Innovex and its customers because of potential adverse outcomes, defense costs, diversion of management resources, unavailability of insurance coverage and other factors. If existing environmental, health and safety requirements or enforcement policies change, Innovex may be required to make significant unanticipated operating expenditures.

Innovex’s operations, and those of its customers, are subject to a series of risks arising from climate change.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”). These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources.

In the United States, no comprehensive climate change legislation has been implemented at the federal level. However, President Biden has established addressing climate change as a priority of his administration and has issued several executive orders addressing climate change. Additionally, in 2021 and 2022, President Biden signed into law the Infrastructure Investment and Jobs Act and the Inflation Reduction Act, which contain billions of dollars in incentives and other provisions to advance the investment, development, and deployment of alternative energy sources and technologies. Moreover, following the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the federal Clean Air Act (“CAA”), the U.S. Environmental Protection Agency (the “EPA”) has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, and together with the Department of Transportation, set GHG emissions and fuel economy standards for vehicles in the United States. The regulation of methane from oil and natural gas facilities has been subject to uncertainty in recent years. The EPA previously had promulgated new source performance standards (“NSPS”) imposing limitations on methane emissions from sources in the oil and natural gas sector. Subsequently, in September 2020, the Trump Administration rescinded those methane standards and removed the transmission and storage segments from the oil and natural gas source category under the CAA’s NSPS. However, in June 2021, President Biden signed a resolution passed by the U.S. Congress under the Congressional Review Act nullifying the September 2020 rule, effectively reinstating the prior standards. In December 2023, the EPA announced new, final regulations to expand NSPS requirements for oil and natural gas sector sources and establish comprehensive standards of performance and emission guidelines for methane and volatile organic compound emissions from existing operations in the oil and natural gas sector, including the exploration and production, transmission, processing, and storage segments. Once finalized, the regulations are likely to be subject to legal challenge and will also need to be incorporated into the states’ implementation plans, which will need to be approved by the EPA in individual rulemakings that could also be subject to legal challenge. These new standards, to the extent implemented, could result in increased costs for Innovex customers and consequently adversely affect demand for Innovex products.

Separately, various states and groups of states have adopted or are considering adopting legislation, regulation or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. For example, several states, including Pennsylvania and New Mexico, have proposed or adopted regulations restricting the emission of methane from exploration and production activities. At the international level, in December 2015, the United States participated in the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting “Paris Agreement” requires member states to submit non-binding, individually determined reduction goals known as “Nationally Determined Contributions” every five years after 2020. In April 2021, President Biden announced a goal of reducing the U.S.’s emissions by 50-52% below 2005 levels by 2030. In November 2021, in connection with the 26th Conference of the Parties in Glasgow, Scotland, the United States and other world leaders made further commitments to reduce greenhouse gas emissions, including reducing global methane emissions by at least 30% by 2030 from 2020 levels. More than 150 countries have now signed on to this pledge. Most recently, at the 28th Conference of the Parties in the United Arab Emirates, world leaders agreed to transition away from fossil fuels in a just, orderly and equitable manner and to triple renewables and double energy efficiency globally by 2030. The impacts of these orders, pledges, agreements, and any legislation or regulation promulgated to fulfill the United States’ commitments under the Paris Agreement, cannot be predicted at this time.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, including climate change related pledges made by certain candidates now in public office. On January 27, 2021, President Biden issued an executive order that calls for substantial action on climate change, including, among other things, the increased use of zero-emission vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across government agencies and economic sectors. The Biden Administration has also issued orders temporarily suspending the issuance of authorizations, and suspending the issuance of new leases pending a study, for oil and natural gas development on federal lands. As a result, Innovex cannot predict the full impact of these developments or whether the Biden Administration may pursue further restrictions. Other actions that could be pursued by the Biden Administration may include the imposition of more restrictive requirements for the establishment of pipeline infrastructure or the permitting of liquefied natural gas (“LNG”) export facilities, as well as more restrictive GHG emission limitations for oil and natural gas facilities. Litigation risks are also increasing as a number of entities have sought to bring suit against various oil and natural gas companies in state or federal court, alleging among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts.

There are also increasing financial risks for fossil fuel producers as stockholders currently invested in fossil fuel energy companies may elect in the future to shift some or all of their investments into non-fossil fuel related sectors. Institutional lenders who provide financing to fossil fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities. Additionally, the SEC recently proposed new rules relating to the disclosure of a range of climate-related risks. Innovex is currently assessing this rule but at this time it cannot predict the costs of implementation or any potential adverse impacts resulting from the rule. To the extent this rule is finalized as proposed, Innovex or its customers could incur increased costs related to the assessment and disclosure of climate-related risks. In addition, enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to its investments in certain carbon intensive sectors.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate the GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce demand for Innovex’s products. Additionally, litigation and financial risks may result in Innovex customers restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing its ability to continue to operate in an economic manner, which also could reduce the demand for its products. One or more of these developments could have a material adverse effect on Innovex’s business, financial condition and results of operations.

Finally, many scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on Innovex’s and its customers’ operations.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews and investment practices for such activities may serve to limit future oil and natural gas exploration and production activities and could have a material adverse effect on Innovex’s results of operations and business.

Various federal, state and local legislative and regulatory initiatives have been, or could be undertaken which could result in additional requirements or restrictions being imposed on hydraulic fracturing operations. Currently, hydraulic fracturing is generally exempt from federal regulation under the Safe Drinking Water Act Underground Injection Control (the “SDWA UIC”) program and is typically regulated by state oil and natural gas commissions or similar agencies. However, certain federal agencies have increased scrutiny and regulation. For example, in late 2016, the EPA released a final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain limited circumstances. Additionally, the EPA has asserted regulatory authority pursuant to the SDWA UIC program over hydraulic fracturing activities involving the use of diesel fuel in the fracturing fluid and issued guidance of such activities. Furthermore, the U.S. Bureau of Land Management (the “BLM”) published a final rule in 2015 that established stringent standards relating to hydraulic fracturing on federal and Native American lands. The rule was rescinded by the BLM under the Trump Administration in 2017, but the rescission is currently on appeal to the U.S. Court of Appeals for the Ninth Circuit and new or more stringent regulations may be promulgated by the Biden administration. Similarly, the EPA has adopted rules on the capture of methane and other emissions released during hydraulic fracturing. In addition to federal regulatory actions, legislation has been introduced, but not enacted, in U.S. Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process.

Separately, the Biden Administration has taken action to restrict exploration and production activities, including hydraulic fracturing, on public lands. Many states and local governments have also adopted regulations that impose more stringent permitting, disclosure, disposal and well-construction requirements on hydraulic fracturing operations, including states where Innovex or its customers operate, such as Texas, Colorado and North Dakota. States could also elect to place prohibitions on hydraulic fracturing, as several states have already done. In addition, some states have adopted broader sets of requirements related to oil and natural gas development more generally that could impact hydraulic fracturing activities. Separately, state and federal regulatory agencies have at times focused on a possible connection between hydraulic fracturing related activities, including the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity. Regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. To the extent any new regulations are adopted to restrict hydraulic fracturing activities or the disposal of fluids associated with such activities, it may adversely affect Innovex customers and, as a result, demand for its products.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays for Innovex customers or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult for Innovex customers to perform hydraulic fracturing. The adoption of any additional laws or regulations regarding hydraulic fracturing or further restrictions on the availability of capital for hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells, increased compliance costs and time and an associated decrease in demand for Innovex’s products. Such a decrease could have a material adverse effect on Innovex’s liquidity, consolidated results of operations, and consolidated financial condition. Moreover, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal, nuclear, tidal and biofuels) or increased focus on reducing the use of combustion engines in transportation (such as governmental mandates that ban the sale of new gasoline-powered automobiles) could reduce demand for hydrocarbons and therefore for Innovex products, which would lead to a reduction in its revenues and adversely affect its financial performance.

Conservation measures, commercial development and technological advances could reduce demand for oil and natural gas and Innovex’s products.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas, resulting in reduced demand for oilfield services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on Innovex’s business, financial condition, results of operations and cash flows.

The commercial development of economically viable alternative energy sources and related products (such as electric vehicles, wind, solar, geothermal, nuclear, tidal, fuel cells and biofuels) could have a similar effect. In addition, certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and development, including the allowance of percentage depletion for oil and natural gas properties, may be eliminated as a result of proposed legislation. Any future decreases in the rate at which oil and natural gas reserves are discovered or developed, whether due to the passage of legislation, increased governmental regulation leading to limitations, or prohibitions on exploration and drilling activity, including hydraulic fracturing, or other factors, could have a material adverse effect on Innovex’s business and financial condition, even in a stronger oil and natural gas price environment.

Additional restrictions on drilling activities intended to protect certain species of wildlife may adversely affect Innovex’s ability to conduct completion activities.

In the United States, the Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the “MBTA”). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, inhabit the areas where Innovex customers operate, the operations of its customers could be adversely impacted. Moreover, drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons. The listing of new species under the ESA in the areas where Innovex customers operate similarly has the potential to adversely impact its operations and demand for its products as a result of restrictions on oil and natural gas activities. The U.S. Fish and Wildlife Service and similar state agencies may also designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. The designation of previously unidentified endangered or threatened species or their habitat could cause the operations of Innovex customers to become subject to operating restrictions or bans, and limit future development activity in affected areas.

Risks Related to Technology Advancement

New technology may cause Innovex to become less competitive.

The oilfield services industry is subject to the introduction of new drilling and completions techniques and services using new technologies, some of which may be subject to patent or other intellectual property protections. Although Innovex believes its products and technologies currently give it a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, Innovex may lose market share or be placed at a competitive disadvantage. Further, Innovex may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost. Some of Innovex’s competitors have greater financial, technical and personnel resources that may allow them to enjoy various competitive advantages in the development and implementation of new technologies. Innovex cannot be certain that it will be able to continue to develop and implement new technologies or products. Limits on Innovex’s ability to develop, bring to market, effectively use and implement new and emerging technologies may have a material adverse effect on Innovex’s business, results of operations and financial condition, including a reduction in the value of assets replaced by new technologies.

To compete in its industry, Innovex must continue to develop new technologies and products to support its operations, secure and maintain patents related to Innovex’s current and new technologies and products and protect and enforce Innovex’s intellectual property rights.

The markets for Innovex’s products are characterized by continual technological developments. Innovex may face competition in the future from companies using new technologies and new systems. If Innovex cannot continue to develop and market innovative technologies to meet customers’ requirements, its business may not expand and grow as planned. For Innovex to keep pace with technological changes and remain competitive, it will need to continue to make significant investments in new technologies and research and development, including to design and launch new products and services. New technologies may also be protected by third party patents or other intellectual property rights and therefore may not be available for Innovex’s use or protection. Further, alternative products and services may be developed which may compete with or displace Innovex’s products. Innovex may not be able to successfully differentiate its products from those of its competitors. Innovex’s clients may not consider its proposed products to be of value to them; or if the proposed products are of a competitive nature, Innovex’s clients may not view them as superior to its competitors’ products. If Innovex is not able to develop commercially competitive products in a timely manner in response, Innovex’s ability to service its customers’ demands may be adversely affected. Innovex’s future ability to develop new products and technologies in order to support its operations depends on Innovex’s ability to design and produce products that allow it to meet the needs of Innovex customers and third parties on an integrated basis and obtain and maintain patent protection.

Innovex may encounter resource constraints, technical barriers, or other difficulties that would delay introduction of new products in the future. Innovex’s competitors may introduce new products or obtain patents before Innovex does and achieves a competitive advantage. Additionally, the time and expense invested in product development may not result in commercial applications. In addition, continuing development or acquisition of new products inherently carries the risk of inventory obsolescence with respect to Innovex’s older products.

While Innovex believes that it is not dependent on any one patent to protect its material technology, obtaining patent protection for Innovex’s products is an important component of its overall competitive business strategy. Innovex holds, as of December 31, 2023, approximately 300 U.S. and international patent properties, which give the owner of a patent the right to exclude third parties from making, using, selling, and offering for sale the inventions claimed in the patents in the applicable country. Patent rights do not necessarily grant the owner of a patent the right to practice the invention claimed in a patent, but merely the right to exclude others from practicing the invention claimed in the patent. Patent laws and their implementation vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as U.S. laws. Further, policing the unauthorized use of Innovex’s intellectual property in foreign jurisdictions may be difficult.

Therefore, Innovex’s intellectual property rights may not be as strong or as easily enforced outside of the United States. It may also be possible for a third party to design around Innovex’s patents. Furthermore, patent rights have territorial limits. Some of Innovex’s work will be conducted in international waters and would, therefore, not fall within the scope of any country’s patent jurisdiction. Innovex may not be able to enforce its patents against infringement occurring in international waters and other “non-covered” territories. Also, Innovex does not have patents in every jurisdiction in which it conducts business and its patent portfolio will not protect all aspects of its business and may relate to obsolete or unusual methods, which would not prevent third parties from entering the same market.

Innovex’s attempt to limit access to and distribution of its technology and trade secrets by customarily entering into confidentiality agreements with Innovex’s employees, customers and potential customers and suppliers. However, Innovex’s rights in its confidential information, trade secrets, and confidential know-how will not prevent third parties from independently developing similar information. Publicly available information (for example, information in expired issued patents, published patent applications, and scientific literature) can also be used by third parties to independently develop technology. Innovex cannot provide assurance that this independently developed technology will not be equivalent or superior to Innovex’s proprietary technology.

In addition, Innovex may become involved in legal proceedings from time to time to protect and enforce its intellectual property rights. Further, Innovex’s intellectual property rights may not have the value that management believes it to have and such value may change over time as Innovex and others develop new product designs and improvements.

If Innovex is unable to obtain patents, licenses and other intellectual property rights covering its products, Innovex’s operating results may be adversely affected.

Innovex’s success depends, in part, on Innovex’s ability to obtain patents, licenses and other intellectual property rights covering its products. To that end, Innovex has obtained certain patents and intends to continue to seek patents on some of its inventions, technologies and products. While Innovex has patented some of its key technologies, it does not patent all of its proprietary technology, even when regarded as patentable. The process of seeking patent protection can be long and expensive. Further, there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to Innovex. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Litigation, which could demand significant financial and management resources, may be necessary to enforce Innovex’s patents or other intellectual property rights. Also, there can be no assurance that Innovex can obtain licenses or other rights to necessary intellectual property on acceptable terms. Failure to secure adequate protection for Innovex’s intellectual property rights could result in its competitors offering similar services and products, potentially resulting in the loss of some of Innovex’s competitive advantage, which could adversely affect its business, prospects, financial condition and operating results.

Technology disputes could negatively impact Innovex’s operations or increase its costs.

Innovex’s products use proprietary technology and equipment, which can involve potential infringement of a third party’s rights, or a third party’s infringement of Innovex’s rights, including patent rights. The majority of the intellectual property rights relating to Innovex’s products are owned by Innovex. However, in the event that Innovex or one of its customers becomes involved in a dispute over infringement of intellectual property rights relating to equipment or technology owned or used by Innovex, services performed by Innovex or products provided by Innovex, it may lose access to important equipment or technology or its ability to provide its products, or it could be required to cease use of some equipment or technology or forced to modify Innovex’s equipment, technology or products. Innovex could also be required to pay license fees or royalties for the use of equipment or technology or products. In addition, Innovex may lose a competitive advantage in the event it is unsuccessful in enforcing its rights against third parties. Regardless of the merits, any such claims may result in significant legal and other costs, including reputational harm, and may strain Innovex’s resources. Some of

Innovex’s competitors and current and potential vendors have a substantial amount of intellectual property related to new equipment and technologies. Innovex cannot guarantee that its equipment, technology or products will not be determined to infringe currently issued or future issued patents or other intellectual property rights belonging to others, including, without limitation, situations in which Innovex’s equipment, technology or products may be covered by patent applications filed by other parties. Technology disputes involving Innovex or its customers or supplying vendors could have a material adverse impact on Innovex’s business, financial condition, cash flows and results of operations.

Innovex’s failure to protect its proprietary information and any successful intellectual property challenges against Innovex could materially and adversely affect Innovex’s competitive position.

The protection of Innovex’s intellectual property rights is essential to maintaining Innovex’s competitive position and recognizing the value of Innovex’s investments in technology and intellectual property in its existing and future products. Innovex relies on patent and trade secret protection for certain aspects of Innovex’s technology, in part through confidentiality and other written agreements with Innovex’s employees, consultants and third parties. Through these and other written agreements, Innovex attempts to control access to and distribution of its intellectual property documentation and other proprietary technology information. Despite Innovex’s efforts to protect its proprietary rights, former employees, consultants or third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute Innovex’s intellectual property rights or technology or otherwise develop a product with the same functionality as Innovex’s technology. Policing unauthorized use of Innovex’s intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, Innovex cannot be certain that the steps it has taken or will take in the future will prevent misappropriation of its technology or intellectual property rights.

Innovex also actively pursues patent protection for its proprietary technology and intellectual property. The process of seeking patent protection can be long and expensive and Innovex cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be respected by third parties. In addition, Innovex’s competitors may be able to develop technology independently that is similar to Innovex’s without infringing on Innovex’s patents or gaining access to Innovex’s trade secrets, and this could have a similar effect on Innovex’s competitive position.

Intellectual property litigation and threats of litigation are becoming more common in the oilfield services industry. Innovex may in the future be involved in litigation, in the United States or abroad, to enforce Innovex’s patents or other intellectual property rights or to protect its trade secrets and know-how. These actions can require multiple years to come to resolution or settlement, and even if Innovex ultimately prevails, it may be unable to realize adequate protection of Innovex’s competitive position. In addition, these actions commonly result in counteractions by the affected third parties to attack the validity of Innovex’s patents. While Innovex intends to prosecute these actions vigorously, there is no guarantee of success, and such effort takes significant financial and management resources from Innovex. In the event that one or more of Innovex’s patents are challenged, a court or the United States Patent and Trademark Office (“USPTO”) may invalidate the patent(s) or determine that the patent(s) is not enforceable, which could harm Innovex’s competitive position. If Innovex’s patents are invalidated, or if the scope of the claims in any of these patents is limited by a court or USPTO decision, Innovex could be prevented from pursuing certain litigation matters or licensing the invalidated or limited portion of such patents. Such adverse decisions could negatively impact Innovex’s future, expected revenue. Patent litigation, if necessary or when instituted against Innovex, could result in substantial costs and divert Innovex’s management’s attention and resources.

Innovex may be subject to claims that its employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of its current or former employers or claims asserting ownership of what Innovex regard as its own intellectual property.

Many of Innovex’s employees and consultants are currently or were previously employed at other companies in Innovex’s field, including its competitors or potential competitors. Although Innovex tries to ensure that its employees and consultants do not use the proprietary information or know-how of others in their work for Innovex, Innovex may be subject to claims that it or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If Innovex fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if Innovex is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is Innovex’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Innovex, Innovex may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that it regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Innovex may be forced to bring claims against third parties or defend claims that they may bring against it to determine the ownership of what Innovex regards as its intellectual property. Any of the foregoing could have a material adverse effect on Innovex’s business, financial condition, results of operations and prospects.

Innovex may be adversely affected by disputes regarding intellectual property rights of third parties.

Third parties from time to time may initiate litigation against Innovex by asserting that the conduct of Innovex’s business infringes, misappropriates or otherwise violates intellectual property rights. Innovex may not prevail in any such legal proceedings related to such claims, and Innovex’s products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. If Innovex is sued for infringement and loses, it could be required to pay substantial damages and/ or be enjoined from using or selling the infringing products or technology. Any legal proceeding concerning intellectual property could be protracted and costly regardless of the merits of any claim and is inherently unpredictable and could have a material adverse effect on Innovex’s financial condition, regardless of its outcome.

If Innovex was to discover that its technologies or products infringe valid intellectual property rights of third parties, it may need to obtain licenses from these parties or substantially re-engineer Innovex’s products in order to avoid infringement. Innovex may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer Innovex’s products successfully. If Innovex’s inability to obtain required licenses for Innovex’s technologies or products prevents it from selling Innovex’s products, that could adversely impact Innovex’s financial condition and results of operations.

Additionally, Innovex currently licenses certain third-party intellectual property in connection with Innovex’s business, and the loss of any such license could adversely impact Innovex’s financial condition and results of operations.

If Innovex is not able to design, develop, and produce commercially competitive products, Innovex’s business and consolidated results of operations and the value of Innovex’s intellectual property could be materially and adversely affected.

The market for Innovex’s products is characterized by continual technological developments to provide better and more reliable performance and enhanced product offerings. If Innovex is not able to design, develop, and produce commercially competitive products in a timely manner in response to changes in the market, customer requirements, competitive pressures, and technology trends, Innovex’s business and consolidated results of operations and the value of Innovex’s intellectual property could be materially and adversely affected. Likewise, if Innovex’s proprietary technologies, equipment, facilities, or work processes become obsolete, Innovex’s business may no longer be competitive, and Innovex’s consolidated results of operations could be materially and adversely affected.

Innovex is subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Innovex’s technologies, systems and networks, and those of Innovex’s customers, vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of Innovex’s business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Innovex’s systems for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, Innovex may be required to expend additional resources to continue to modify or enhance Innovex’s protective measures or to investigate and remediate any vulnerability to cyber incidents.

Innovex has experienced IT system disruptions and cyberattacks in the past, and a failure of Innovex’s IT infrastructure and cyberattacks could adversely impact it in the future.

Innovex depends on its IT systems for the efficient operation of its business. Accordingly, Innovex relies upon the capacity, reliability and security of Innovex’s IT hardware and software infrastructure and Innovex’s ability to expand and update this infrastructure in response to Innovex’s changing needs. Despite Innovex’s implementation of security measures, Innovex’s systems are vulnerable to damage from computer viruses, natural disasters, incursions by intruders or hackers, failures in hardware or software, power fluctuations, cyber terrorists and other similar disruptions. Additionally, Innovex relies on third parties to support the operation of its IT hardware and software infrastructure, and in certain instances, utilize web-based applications. Innovex routinely monitors its systems for IT disruptions and cyberattacks and has processes in place to detect and remediate vulnerabilities. Nevertheless, Innovex has experienced occasional IT disruptions, cyberattacks and attempted breaches, including attacks resulting from phishing emails. Innovex responded to and mitigated the impact of these incidents. The failure of Innovex’s IT systems or those of its vendors to perform as anticipated for any reason or any significant breach of security could disrupt Innovex’s business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, reputational harm, increased overhead costs, loss of important information, theft or misappropriation of funds, violation of privacy or other laws, and exposure to litigation or indemnity claims, including resulting from customer-imposed cybersecurity controls or other related contractual obligations, which could have a material adverse effect on Innovex’s business and results of operations. In addition, Innovex may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

SPECIAL MEETING

General

This proxy statement/prospectus is being provided to Dril-Quip stockholders as part of a solicitation of proxies by the Dril-Quip Board for use at the special meeting. This proxy statement/prospectus provides Dril-Quip stockholders with important information about the special meeting and should be read carefully in its entirety.

Date, Time and Place of the Special Meeting

The special meeting of Dril-Quip stockholders will be held at Dril-Quip’s executive offices at 2050 West Sam Houston Parkway S., Suite 1100, Houston, Texas 77042, on September 5, 2024, at 9:30 a.m., local time.

Purpose of the Special Meeting

The special meeting of Dril-Quip stockholders is being held to consider and vote on:

1.

a proposal to approve the issuance of shares of Dril-Quip common stock to Innovex stockholders in the mergers contemplated by the merger agreement for purposes of complying with Section 312.03(c) of the NYSE’s Listed Company Manual and, in the event such issuance constitutes a change of control, Section 312.03(d) of the NYSE’s Listed Company Manual;

2.	a proposal to approve an amendment of Dril-Quip’s certificate of incorporation;

3.

a non-binding advisory basis, upon six separately presented proposals to approve certain governance provisions in the charter amendment to, among other things, (i) increase the number of authorized shares of Dril-Quip’s common stock from 100 million to 200 million, (ii) limit the personal liability of corporate officers for money damages for breaches of their fiduciary duty of care in accordance with Section 102(b)(7) of the DGCL and (iii) waive corporate opportunities obligations, with respect to Amberjack and certain of its affiliates;

4.	a proposal to approve the Innovex 2024 long-term incentive plan;

5.	a non-binding advisory basis, the compensation that may be paid or become payable to Dril-Quip’s named executive officers that is based on or otherwise relates to the mergers; and

6.	a proposal to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger proposals.

Completion of the mergers is conditioned on approval by Dril-Quip stockholders of the merger proposals, but not the 2024 LTIP proposal, the non-binding compensation proposal or the adjournment proposal.

Recommendation of the Dril-Quip Board

The Dril-Quip Board unanimously recommends that Dril-Quip stockholders vote “FOR” the stock issuance proposal, “FOR” the charter amendment proposal, “FOR” the non-binding governance proposals, “FOR” the 2024 LTIP proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.

This proxy statement/prospectus contains important information regarding the merger proposals, the 2024 LTIP proposal, the non-binding compensation proposal and the adjournment proposal and factors that Dril-Quip stockholders should consider when deciding how to cast their votes. Dril-Quip stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this proxy statement/prospectus, for more detailed information regarding the merger agreement, including the mergers and other transactions contemplated by the merger agreement, and the merger proposals, the non-binding compensation proposal and the adjournment proposal.

Voting by Directors and Executive Officers

On the record date, Dril-Quip directors and executive officers, as a group, beneficially owned and were entitled to vote 513,813 shares of Dril-Quip common stock, or approximately 1.5% of the issued and outstanding shares of Dril-Quip common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Dril-Quip, Dril-Quip currently expects that all of its directors and executive officers will vote their shares “FOR” the stock issuance proposal, “FOR” the charter amendment proposal, “FOR” the non-binding governance proposals, “FOR” the 2024 LTIP proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.

Record Date

The Dril-Quip Board has fixed the close of business on August 5, 2024 as the record date for the determination of the Dril-Quip stockholders entitled to receive notice of, and to vote at, the special meeting. The Dril-Quip stockholders of record on the record date are the only Dril-Quip stockholders that are entitled to receive notice of, and to vote at, the special meeting.

Outstanding Shares and Voting Rights of Dril-Quip Stockholders

At the close of business on the record date, 34,452,230 shares of Dril-Quip common stock were issued and outstanding, held of record by 16 holders. Each share of Dril-Quip common stock outstanding on the record date is entitled to one vote on each proposal and any other matter coming before the special meeting.

Stockholder List

A list of the Dril-Quip stockholders of record who are entitled to vote at the special meeting will be available at the special meeting for examination by any stockholder present at such meeting.

Quorum

No business may be transacted at the special meeting unless a quorum is present. Holders of shares of Dril-Quip common stock entitling them to exercise a majority of the voting power of Dril-Quip entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business to be considered at such meeting. Abstentions and broker non-votes will be included in determining whether a quorum is present at the special meeting. A “broker non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

Adjournment

The special meeting may be adjourned from time to time by the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock, present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether there is a quorum, without further notice other than by an announcement made at the special meeting. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger proposals, then Dril-Quip stockholders may be asked to approve the adjournment proposal to adjourn the special meeting in order to permit the further solicitation of proxies. Regardless of whether there is a quorum, the Chairperson of the special meeting may also adjourn the special meeting.

No notice of the reconvened meeting is required to be given if the date, time and place are announced at the special meeting unless the reconvened meeting is more than 30 days after the date for which notice was originally given. At any reconvened special meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the special meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

The required votes to approve the proposals are as follows:

•

The stock issuance proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for this proposal.

•

The charter amendment proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the approval of such proposal.

•

The non-binding governance proposals requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for such proposal.

•

The 2024 LTIP proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for this proposal.

•

The non-binding compensation proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for this proposal.

•

The adjournment proposal requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of the outstanding shares of Dril-Quip common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal, regardless of whether there is a quorum. Shares that are not present in person or by proxy and broker non-votes (if any) will have no effect on the vote for this proposal; however, abstentions will have the same effect as a vote “AGAINST” the approval of such proposal.

Voting of Proxies by Holders of Record

If you were a record holder of Dril-Quip common stock at the close of business on the record date for the special meeting, a proxy card is enclosed for your use. Dril-Quip requests that you vote your shares as promptly as possible by (i) accessing the internet site listed on the Dril-Quip proxy card, (ii) calling the toll-free number listed on the Dril-Quip proxy card or (iii) submitting your Dril-Quip proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of Dril-Quip common stock represented by it will be voted at the special meeting in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy is returned without an indication as to how the shares of Dril-Quip common stock represented are to be voted with regard to a particular proposal, the Dril-Quip common stock represented by the proxy will be voted in accordance with the recommendation of the Dril-Quip Board of directors and, therefore, “FOR” the stock issuance proposal, “FOR” the charter amendment proposal, “FOR” the non-binding governance proposals, “FOR” the 2024 LTIP proposal, “FOR” the non-binding compensation proposal and “FOR” the adjournment proposal.

At the date hereof, the Dril-Quip Board of directors has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in Dril-Quip’s notice of special meeting of stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, if you were a record holder of Dril-Quip common stock on the record date for the special meeting, please sign and return the enclosed proxy card or vote via the internet or telephone regardless of whether you plan to attend the special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 10:59 p.m., local time, on September  4, 2024 to ensure that the proxies are voted.

Shares Held in Street Name

If you hold shares of Dril-Quip common stock through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Dril-Quip or by voting in person at the special meeting unless you have a “legal proxy,” which you must obtain from your broker, bank or other nominee. Furthermore, brokers, banks or other nominees who hold shares of Dril-Quip common stock on behalf of their customers may not give a proxy to Dril-Quip to vote those shares without specific instructions from their customers.

If you are a Dril-Quip stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on any of the proposals.

Voting in Person

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. If you are a registered stockholder, please be prepared to provide proper identification, such as a driver’s license, at the special meeting. If your shares are held in “street name,” you must bring to the special meeting a proxy executed in your favor from the record holder (your broker, bank or other nominee) of the shares authorizing you to vote at the special meeting.

Proxies and Revocation

Dril-Quip stockholders of record may revoke their proxies at any time before their shares of Dril-Quip common stock are voted at the special meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to Dril-Quip’s corporate secretary at Dril-Quip’s principal executive offices at 2050 West Sam Houston Pkwy S., Suite 1100, Houston, Texas 77042, by no later than 10:59 pm local time on September 4, 2024;

•

delivering another proxy with a later date to Dril-Quip’s corporate secretary at Dril-Quip’s principal executive offices at 2050 West Sam Houston Pkwy S., Suite 1100, Houston, Texas 77042, by no later than 10:59 pm local time on September 4, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 pm local time on September 4, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the special meeting in person and voting his, her or its shares during the meeting; attendance at the special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Dril-Quip corporate secretary before the proxy is exercised or unless you vote your shares in person during the special meeting.

If your shares are held in “street name” through a broker, bank or other nominee and deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instruction if the record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.

Solicitation of Proxies

Dril-Quip will pay for the proxy solicitation costs related to the special meeting. In addition to sending and making available these materials, some of Dril-Quip’s directors, officers and other employees may solicit proxies by contacting Dril-Quip stockholders by telephone, by mail, by e-mail or online. Dril-Quip stockholders may also be solicited by, among others, news releases issued by Dril-Quip and/or Innovex, postings on Dril-Quip’s or Innovex’s websites and social media accounts and advertisements in periodicals. None of Dril-Quip’s directors, officers or employees will receive any extra compensation for their solicitation services. Dril-Quip has also retained Morrow Sodali LLC as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, Morrow Sodali LLC will receive an estimated fee of approximately $20,000, plus reasonable out-of-pocket expenses and fees for any additional services. Dril-Quip will also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Dril-Quip common stock and obtaining their proxies.

Other Matters

At this time, Dril-Quip knows of no other matters to be submitted at the special meeting.

Questions and Additional Information

Dril-Quip stockholders may contact Dril-Quip’s proxy solicitor with any questions about the merger proposals or how to vote or to request additional copies of any materials at:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

THE STOCK ISSUANCE PROPOSAL

This proxy statement/prospectus is being furnished to you as a stockholder of Dril-Quip as part of the solicitation of proxies by the Dril-Quip Board for use at the special meeting to consider and vote upon a proposal to approve the issuance of shares of Dril-Quip common stock in the mergers pursuant to the terms of the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

Under the NYSE rules, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock if (i) the number of shares of common stock to be issued in such transaction is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock under Section 312.03(c) of the NYSE’s Listed Company Manual or (ii) such issuance constitutes a change of control under Section 312.03(d) of the NYSE’s Listed Company Manual. If the mergers are completed, it is currently estimated that Dril-Quip will issue approximately 33.0 million shares of Dril-Quip common stock in the mergers (including approximately 28.2 million shares of Dril-Quip common stock to Amberjack and its affiliates), which will exceed 20% of the shares of Dril-Quip common stock outstanding before such issuance, and such issuance may also constitute a change of control, and for these reasons Dril-Quip must obtain the approval of Dril-Quip stockholders for that issuance. The actual number of shares of Dril-Quip common stock to be issued pursuant to the merger agreement will be determined at the completion of the mergers based on the number of shares of Dril-Quip common stock outstanding immediately prior to such time, calculated on a fully diluted basis and the number of shares of Innovex common stock issued and outstanding immediately prior to such time, calculated on a fully diluted basis.

In the event the stock issuance proposal is approved by the Dril-Quip stockholders, but the merger agreement is terminated (without the mergers being completed) prior to the issuance of shares of Dril-Quip common stock pursuant to the merger agreement, Dril-Quip will not issue any shares of Dril-Quip common stock as a result of the approval of the stock issuance proposal.

THE DRIL-QUIP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

THE CHARTER AMENDMENT PROPOSAL

Dril-Quip stockholders are being asked at the special meeting to consider and vote upon a proposal to approve an amendment to Dril-Quip’s certificate of incorporation. If adopted by the Dril-Quip stockholders, the amendment would become effective upon filing of an appropriate certificate of amendment with the Secretary of State of the State of Delaware. The following is a summary of the key changes effected by the charter amendment, but this summary is qualified in its entirety by reference to the full text of the charter amendment, a copy of which is included as Annex C:

•

Increase to Authorized Capital Stock—Dril-Quip’s certificate of incorporation authorizes Dril-Quip to issue 110,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of common stock, par value $0.01 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share. The charter amendment authorizes the issuance of 210,000,000 shares of capital stock of the combined company, divided into 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. See “Comparison of Stockholders’ Rights—Authorized Capital Stock” for additional information.

•

Composition of the Board of Directors—Dril-Quip’s certificate of incorporation provides that the number of directors of the Dril-Quip Board will not be less than three nor more than twelve. The charter amendment provides that the number of directors of the combined company board will not be less than three nor more than nine and requires that, so long as Amberjack has the right to designate one or more individuals for nomination to the combined company board (an “Amberjack Designee”), it shall be a director qualification that one of the members of the combined company board will be the person who is then serving as the Chief Executive Officer of the combined company (the “CEO Director”). See “Comparison of Stockholders’ Rights—Number of Directors and Size of Board” for additional information.

•

Vacancies—Dril-Quip’s certificate of incorporation provides that newly created directorships resulting from any increase in the number of directors and any vacancies on the Dril-Quip Board resulting from death, disability, retirement, resignation, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Dril-Quip Board. The charter amendment provides that, so long as Amberjack has the right to designate at least one individual for nomination to the combined company board and a vacancy is created by the death, disability, retirement, resignation, removal or other cause of any designee of Amberjack, then such vacancy will be filled by the affirmative vote of a majority of the voting power of the directors then in office, even though less than a quorum of the combined company board, with each Amberjack Designee then in office entitled to cast a number of votes (or fractions thereof) equal to a majority of the votes entitled to be cast by all then serving members of the combined company board divided by the number of Amberjack Designees then in office; provided that if no Amberjack Designees are then in office, Amberjack shall have the right to fill such vacancy (i) at a meeting, special or otherwise, of the stockholders of the combined company or (ii) by written consent. See “Comparison of Stockholders’ Rights—Vacancies” for additional information.

•

Restrictions on Amendments—The charter amendment provides that, so long as Amberjack has the right to designate at least one individual for nomination to the combined company board, the combined company may not (i) amend the combined company’s certificate of incorporation or the combined company’s bylaws in any manner that would disproportionately and adversely affect the rights of Amberjack or certain of its affiliates, (ii) amend clause (b) of Article FIFTH, clause (d) of Article FIFTH, clause (b) of Article NINTH, Article ELEVENTH or Article TWELFTH of the combined company’s certificate of incorporation or Sections 3.1, 3.3, 3.4, 3.6, 3.14, 4.3, 7.1 or 7.9 or Article VI or Article VIII of the combined company’s bylaws, or (iii) form any new committee of the combined company board involving a material delegation of authority from the combined company board or amend the charter of any committee of the combined company, in either case, in a manner that would disproportionately and adversely affect the rights of the Amberjack or certain of its affiliates. See

“Comparison of Stockholders’ Rights—Amendment of Governing Documents” for additional information.

•

Officer Exculpation—The charter amendment would add a provision exculpating certain of the combined company’s officers from liability in specific circumstances, as permitted by Delaware law. See “Comparison of Stockholders’ Rights—Limitation of Liability of Officers” for additional information.

•

Renouncement of Corporate Opportunities—The charter amendment provides that Amberjack and its affiliates (including those who may serve as directors, officers or agents of the combined company) will not have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which the combined company or any of its affiliates now engages or proposes to engage or (ii) otherwise competing with the combined company or any of its affiliates, including: (a) investing in, carrying on and conducting any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the combined company or any of its subsidiaries, (b) doing business with any client, customer, vendor or lessor of any of the combined company or its affiliates or (c) making investments in any kind of property in which the combined company or its subsidiaries may make investments. The combined company will, to the fullest extent permitted by applicable law, indemnify Amberjack and its affiliates against any claim for breach of any fiduciary duty or otherwise solely by reason of the fact that Amberjack or its affiliates take any of the foregoing actions. See “Comparison of Stockholders’ Rights—Renouncement of Corporate Opportunities” for additional information.

Reasons for the Charter Amendment

Increase to Authorized Capital Stock

As of August 5, 2024, Dril-Quip had 100.0 million authorized shares of Dril-Quip common stock, with approximately 34.5 million shares of Dril-Quip common stock outstanding and approximately 2.1 million shares of Dril-Quip common stock either underlying awards outstanding or still available for grant under Dril-Quip’s equity incentive plans. In addition, if the mergers are completed, it is currently estimated that Dril-Quip will issue approximately 33.0 million shares of Dril-Quip common stock in the mergers.

Approval of the charter amendment proposal is a condition to the completion of the mergers. The Dril-Quip Board believes that the increased number of authorized shares of common stock of the combined company contemplated by the charter amendment proposal is important to the combined company in order for additional shares to be available for issuance from time to time, without further action or authorization by the combined company stockholders (except as required by applicable law or NYSE rules), for such corporate purposes as may be determined by the combined company board, including, but not limited to, financings, potential strategic transactions, including mergers, acquisitions and business combinations, grants under equity compensation plans, stock dividends, and stock splits, as well as other general corporate purposes. The additional 100 million shares authorized would be a part of the existing class of Dril-Quip common stock and, if issued, would have the same rights and privileges as the shares of Dril-Quip common stock presently issued and outstanding.

Other than payment of the merger consideration, the issuance of shares available for grant under Dril-Quip’s equity incentive plans, Dril-Quip has no current plan, commitment, arrangement, understanding or agreement regarding the issuance of the additional shares of Dril-Quip common stock that will result from Dril-Quip’s adoption of the proposed charter amendment. While adoption of the proposed charter amendment would not have any immediate dilutive effect on the proportionate voting power or other rights of Dril-Quip’s existing stockholders, any future issuance of additional authorized shares of Dril-Quip common stock may, among other things, dilute the earnings per share of the Dril-Quip common stock and the equity and voting rights of those holding Dril-Quip common stock at the time the additional shares are issued.

In addition to the corporate purposes mentioned above, an increase in the number of authorized shares of Dril-Quip common stock may make it more difficult to, or discourage an attempt to, obtain control of Dril-Quip by means of a takeover bid that the Dril-Quip Board determines is not in the best interest of Dril-Quip and its stockholders. However, the Dril-Quip Board does not intend or view the proposed increase in the number of authorized shares of Dril-Quip common stock as an anti-takeover measure and is not aware of any attempt or plan to obtain control of Dril-Quip.

Composition of Board of Directors

The combined company board will have nine members, including (a) four Dril-Quip designees, (b) four Innovex designees and (c) the Chief Executive Officer of Innovex as of immediately prior to the effective time and the proposed charter amendment changes the maximum number of directors that constitute the entire board to align with the number of directors on the combined company board. This proposed amendment was a negotiated governance right in connection with the mergers.

Vacancies

Amberjack and its affiliates will own substantial equity interests in the combined company following the mergers, and Amberjack will have certain rights to fill a vacancy on the combined company board created by the death, disability, retirement, resignation, removal or other cause of any designee of Amberjack, provided that their ownership percentages are maintained pursuant to the terms of the stockholders agreement. See “Agreements Related to the Mergers—Stockholders Agreement” for additional information.

This proposed charter amendment was a negotiated governance right in connection with the mergers.

Restrictions on Amendments

Amberjack and its affiliates will own substantial equity interests in the combined company following the mergers, and amendments to the combined company’s charter, bylaws or committees of the combined company board that would disproportionately and adversely affect the rights of Amberjack or its affiliates will generally require their approval, provided that their ownership percentages are maintained pursuant to the terms of the stockholders agreement. See “Agreements Related to the Mergers—Stockholders Agreement” for additional information.

This proposed charter amendment was a negotiated governance right in connection with the mergers. The charter amendment does not affect the Dril-Quip stockholders’ right to remove a director from office for cause as provided in Dril-Quip’s certificate of incorporation.

Officer Exculpation

The Dril-Quip Board believes that it is important to extend exculpation protection to officers, to the fullest extent permitted by Delaware law, in order to better position the combined company to attract and retain qualified and experienced officers. In the absence of such protection, such individuals might be deterred from serving as officers due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit. The nature of their role often requires officers to make decisions on crucial matters and frequently in response to time-sensitive opportunities and challenges, which can create substantial risk of lawsuits seeking to impose liability with the benefit of hindsight and regardless of merit. Aligning the protections available to the combined company’s officers with those available to our directors to the extent permitted by Delaware law would empower officers to exercise their business judgment in furtherance of stockholder interests without the potential for distraction posed by the risk of personal liability.

The Dril-Quip Board also believes that the charter amendment would strike the appropriate balance between furthering the combined company’s goals of attracting and retaining quality officers with promoting stockholder accountability because, consistent with the update to Delaware law, the charter amendment would only permit, exculpation for direct claims (as opposed to derivative claims made by stockholders on behalf of the corporation) and would not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit.

Taking into account the narrow class and type of claims for which officers’ liability would be exculpated, and the benefits we believe would accrue to the combined company and its stockholders in the form of an enhanced ability to attract and retain talented officers, the Dril-Quip Board believes that it is in the best interests of Dril-Quip and its stockholders to amend the Dril-Quip certificate of incorporation as described above.

Renouncement of Corporate Opportunities

Amberjack and its affiliates (including those who may serve as directors, officers or agents of the combined company) own and will own substantial equity interests in other entities (existing and future) that participate in the energy industry (“portfolio companies”) and may make investments and enter into advisory service agreements and other agreements from time to time with those portfolio companies. Certain members of the Dril-Quip Board may also serve as directors, principals, members, officers, associated funds, employees or other representatives of Amberjack, its affiliates or any of their respective portfolio companies and, at any given time, Amberjack, its affiliates or their respective portfolio companies may be in direct or indirect competition with the combined company and/or its subsidiaries.

This proposed charter amendment was a negotiated governance right in connection with the mergers.

The effect of the charter amendment would be that the combined company would waive, to the maximum extent permitted by law, the application of the doctrine of corporate opportunity (or any analogous doctrine) with respect to the combined company, to Amberjack and its affiliates, or any of their respective portfolio companies or any directors or officers of the combined company who are also directors, principals, members, officers, associated funds, employees or other representatives of any of Amberjack, its affiliates or their respective portfolio companies.

In the event the charter amendment proposal is approved by the Dril-Quip stockholders, but the merger agreement is terminated (without the mergers being completed) prior to the issuance of shares of Dril-Quip common stock pursuant to the merger agreement, Dril-Quip will not file the certificate of amendment with the Secretary of State of the State of Delaware as a result of the approval of the charter amendment proposal and will abandon the charter amendment.

THE DRIL-QUIP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL.

THE NON-BINDING GOVERNANCE PROPOSALS

Dril-Quip stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the charter amendment, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. Dril-Quip believes these provisions are necessary to adequately address the needs of the combined company. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Dril-Quip and Innovex intend that the charter amendment in the form set forth on Annex C will take effect at consummation of the mergers, assuming adoption of the charter amendment proposal. All stockholders are encouraged to read the section entitled “Comparison of Stockholders’ Rights” and the charter amendment in their entirety for a more complete understanding of the proposed changes.

Proposal 4A: Changes to Authorized Capital Stock

See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Increase to Authorized Capital Stock” for a description and reasons for the amendment.

Proposal 4B: Composition of Board of Directors

See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Composition of Board of Directors” for a description and reasons for the amendment.

Proposal 4C: Vacancies

See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Vacancies” for a description and reasons for the amendment.

Proposal 4D: Restrictions on Amendments

See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Restrictions on Amendments” for a description and reasons for the amendment.

Proposal 4E: Officer Exculpation

See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Officer Exculpation” for a description and reasons for the amendment.

Proposal 4F: Renouncement of Corporate Opportunities

See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Renouncement of Corporate Opportunities” for a description and reasons for the amendment.

Vote Required for Approval

If the stock issuance proposal is not approved, the non-binding governance proposals will not be presented at the special meeting. Approval of the non-binding governance proposals requires the affirmative vote of the holders of shares of Dril-Quip common stock representing a majority of votes properly cast on such proposal. Assuming a quorum is present, shares that are not present in person or by proxy, abstentions and broker non-votes (if any) will have no effect on the vote for such proposal.

The mergers are not conditioned upon the approval of the non-binding governance proposals. Notwithstanding the approval of the non-binding governance proposals, if the mergers are not consummated for any reason, the actions contemplated by the non-binding governance proposals will not be effected.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the charter amendment, attached to the joint proxy statement/consent solicitation statement/prospectus as Annex C, as set forth in Proposals No. 4A through 4F, respectively, and the amendments set forth therein, are hereby approved.”

Recommendation of the Board of Directors

THE DRIL-QUIP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF EACH OF THE NON-BINDING GOVERNANCE PROPOSALS.

THE 2024 LTIP PROPOSAL

We are seeking stockholder approval for the adoption of the 2024 LTIP, which provides for the issuance of up to a number of shares of common stock of the combined company equal to 5% of the fully-diluted shares of common stock of the combined company outstanding at the time the 2024 LTIP becomes effective. The purpose of the 2024 LTIP is to promote and closely align the interests of our employees, officers, directors, and consultants and our stockholders by providing stock-based compensation and other incentive compensation. The Dril-Quip Board believes that the 2024 LTIP will allow the combined company to remain competitive among its peers and to continue to promote these interests. The 2024 LTIP was approved by the Dril-Quip Board on March 17, 2024, subject to approval by stockholders at the Special Meeting. If approved by the Dril-Quip stockholders, the 2024 LTIP would become effective on the closing date (the “LTIP Effective Date”).

Reasons to Vote for the Proposal

Long-term equity is a key component of our compensation programs. The Dril-Quip Board believes that equity awards help to attract, motivate, and retain talented employees and directors.

Equity awards align participant and stockholder interests. Equity awards, whose value depends on our stock performance and which require continued service over time before any value can be realized, link participant compensation to company performance, maintain a culture based on employee stock ownership, and retain talented employees in a highly competitive labor market.

Limitations on our ability to grant equity awards would have significant negative consequences to us and our stockholders. One alternative to using equity awards would be to significantly increase cash compensation. Any significant increase in cash compensation in lieu of equity awards would reduce the cash otherwise available for operations and investment in our business and would negatively impact our ability to attract, motivate, and retain employees and directors, in addition to weakening the link between the incentives of our equity award recipients and our stockholders.

We manage our equity compensation program thoughtfully. We manage our long-term stockholder dilution by limiting the number of equity awards granted annually and limiting what we grant to what we believe is an appropriate amount of equity necessary to attract, reward, and retain employees.

Description of the 2024 LTIP

A summary description of the material features of the 2024 LTIP is set forth below. This summary does not purport to be a complete description of all the provisions of the 2024 LTIP and is qualified in its entirety by reference to the 2024 LTIP, which is attached as Appendix G to the joint proxy statement/prospectus and incorporated by reference herein. The purpose of the 2024 LTIP is to provide incentives to our employees, directors and consultants in order to induce them to work for the benefit of, and to promote the success of, the combined company and its affiliates and to attract, reward and retain key personnel.

2024 LTIP Share Limits

If approved by stockholders, a total number of shares of common stock of the combined company equal to 5% of the fully-diluted shares of outstanding combined company common stock when 2024 LTIP is adopted would be available for awards under the 2024 LTIP (the “2024 LTIP Shares”). It is anticipated that as of the LTIP Effective Date, a total of approximately 68.7 million shares of common stock of the combined company will be outstanding (on a fully-diluted basis). As a result, if approved, the 2024 LTIP will increase dilution by approximately 5%. Shares issued under the 2024 LTIP may consist, in whole or in part, of previously unissued shares, treasury shares or shares purchased on the open market. As of August 5, 2024, the closing price per share of Dril-Quip common stock as reported on the New York Stock Exchange was $15.05. The number of 2024 LTIP

Shares will not be reduced by shares issued pursuant to awards issued or assumed in connection with the mergers. In addition, the following shares will again be available for grant or issuance under the 2024 LTIP: (i) shares subject to awards granted under the 2024 LTIP that are required to be paid in cash pursuant to their terms; (ii) shares subject to awards granted under the 2024 LTIP that terminate, expire, or are cash-settled, canceled, forfeited, exchanged, or surrendered without having been exercised, vested or settled; (iii) shares tendered by participants or withheld by the combined company as full or partial payment to the combined company upon exercise of options; (iv) shares reserved for issuance upon the grant of stock appreciation rights (“SARs”), to the extent the number of reserved shares exceeds the number of shares actually issued upon the exercise of the SARs; and (v) shares of common stock of the combined company withheld or otherwise remitted to the combined company to satisfy withholding obligation upon the exercise, lapse of restrictions or settlement of awards.

Under the 2024 LTIP, the aggregate dollar value of all cash and equity-based compensation (whether granted under the 2024 LTIP or otherwise) to non-employee directors of the combined company for services in such capacity may not exceed $1,000,000 during any calendar year.

If the Dril-Quip stockholders approve the 2024 LTIP, the combined company intend to promptly file, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-8 to register the 2024 LTIP Shares.

Administration

The 2024 LTIP is administered by the combined company board, the Compensation Committee, or such other committee designated by the combined company board to administer the plan, which we refer to herein as the “Administrator”. The Administrator has broad authority, subject to the provisions of the 2024 LTIP, to administer and interpret the 2024 LTIP and awards granted thereunder. All decisions and actions of the Administrator are final. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and take all other actions necessary or advisable for the administration of the 2024 LTIP.

Eligibility

Any individual who is our officer or employee or an officer or employee of any of our affiliates, any individual who has been offered employment by us or any of our affiliates, and any other person who provides services to us or our affiliates, including members of the combined company board, are eligible to receive awards under the 2024 LTIP at the discretion of the Administrator. Following the consummation of the mergers, we expect the combined company to have approximately 2,700 officers and employees, nine members of the combined company board and 20 consultants who will be eligible to receive awards under the 2024 LTIP.

Types of Awards

The 2024 LTIP provides for the grant of stock options, restricted stock, restricted stock units (“RSUs”), SARs and other stock-based awards. All awards under the 2024 LTIP will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows:

Stock Options. The award agreement evidencing the stock options will provide, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the stock option, the exercise price, exercisability (or vesting), the term of the stock option, which may not generally exceed 10 years, and other terms and conditions. Subject to the express provisions of the 2024 LTIP, stock options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that stock option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under a stock option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in our capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded stock option, and at any time when the exercise price of a previously awarded stock option is above the fair market value of a share of common stock, we will not, without stockholder approval, cancel and re-grant or exchange such stock option for cash or a new award with a lower (or no) exercise price. No dividend or dividend equivalent rights shall be paid out on stock options.

Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs are notional units representing the right to receive one share of our common stock (or the cash value of one share of our common stock) on a specified settlement date only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Stock Appreciation Rights. The Administrator will determine the restrictions and conditions applicable to each award of SARs. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in common stock, cash, or as otherwise specified in the SAR agreement or determined by the Administrator. No dividends or dividend equivalents shall be paid on SARs.

Other Stock-Based Awards. Subject to limitations under applicable law and the terms of the 2024 LTIP, the Administrator may grant awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of common stock. The Administrator may also grant common stock as a bonus and grant awards in lieu of our or our affiliates obligations to pay cash or deliver property under the 2024 LTIP or other plans or compensatory arrangements.

Adjustment; Change in Control

In the event of changes in the outstanding common stock or in the capital structure of the combined company by reason of stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization, in connection with any extraordinary dividend declared and paid in respect of shares of common stock, in the event of any change in applicable laws or circumstances or as otherwise set forth in the 2024 LTIP, in each case, that results in or could result in, in either case, as determined by the Administrator in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the 2024 LTIP, awards shall be equitably and proportionally adjusted or substituted, as determined by the Administrator, in its sole discretion, as to the number, price, or kind of a share of common stock, other securities or other consideration subject to such awards.

Generally, except as otherwise provided by the Administrator in an award agreement or otherwise, in connection with certain corporate events, including but not limited to a “change in control” (as defined in the 2024 LTIP), the Administrator may provide for any one or more of the following (i) the assumption or substitution of any or all awards in connection therewith, with awards that vest based on performance criteria being deemed earned at the target level (or if no target is specified, the maximum level) and converted into solely service-based vesting awards, (ii) the acceleration of vesting of any or all awards not assumed or substituted in connection with the corporate event (with vesting of performance-based awards deemed earned at the target level (or if no target is specified, the maximum level), unless otherwise specified in the applicable award agreement), (iii) the cancellation of any or all awards not assumed or substituted in connection with such corporate event (whether vested or unvested) together with the payment to participants holding vested awards so canceled of an amount in respect of cancellation based on the per-share consideration being paid for our common stock in connection with such corporate event, (iv) the cancellation or any or all options, SARs, and other awards subject to exercise not assumed or substituted in connection with any such corporate event (whether vested or unvested) after providing the holder thereof with a period of at least 10 days to exercise such awards, and (v) the replacement of any and all awards (subject to certain limitations) with a cash incentive program that preserves the value of the awards so replaced.

Clawback

All awards granted under the 2024 LTIP are subject to recoupment in accordance with any written clawback policy that the combined company adopts or is required to adopt, including the Dril-Quip, Inc. Clawback Policy adopted in 2023 pursuant to the requirements of Rule 10D-1 promulgated under the Exchange Act and the applicable NYSE listing standards. No recovery of compensation under any clawback policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any participant and the combined company.

Amendment and Termination

Unless earlier terminated by the combined company board, the 2024 LTIP will automatically expire on the day before the tenth anniversary of the LTIP Effective Date. The combined company board has the right to amend, alter, suspend or terminate the 2024 LTIP at any time, provided that no amendment or alteration to the 2024 LTIP or an award or award agreement will be made that would materially impair the rights of the holder, without such holder’s consent. No awards may be granted under the 2024 LTIP while it is suspended.

U.S. Federal Income Tax Consequences

The following discussion is for general information only and is intended to summarize briefly the United States federal income tax consequences to participants arising from participation in the 2024 LTIP. This description is based on current law, which is subject to change (possibly retroactively). The tax treatment of a participant in the 2024 LTIP may vary depending on the participant’s particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state, or local tax consequences. In addition, nonqualified stock options and SARs with an exercise price less than the fair market value of shares of common stock on the date of grant, SARs payable in cash, restricted stock units, and certain other awards that may be granted pursuant to the 2024 LTIP, could be subject to additional taxes unless they are designed to comply with certain restrictions set forth in Section 409A of the Code and guidance promulgated thereunder. Therefore, each participant is urged to consult a tax advisor before exercising any award or before disposing of any shares acquired under the 2024 LTIP.

Incentive Stock Options

Options granted under the 2024 LTIP may be either incentive stock options, which satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements.

No taxable income is recognized by the participant at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a “disqualifying disposition,” as described below, the participant will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the participant. Any additional gain or loss recognized upon the disposition will be a capital gain or loss.

If the participant makes a disqualifying disposition of the purchased shares, then Dril-Quip will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the participant as a result of the disposition. Dril-Quip will not be entitled to any income tax deduction if the participant makes a qualifying disposition of the shares.

Nonqualified Stock Options

No taxable income is recognized by a participant upon the grant of a non-qualified stock option. The participant in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the participant will be required to satisfy the tax withholding requirements applicable to such income. Dril-Quip will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant with respect to the exercised non-qualified stock option.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. Dril-Quip will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.

Restricted Stock Awards

A participant who receives unvested shares of common stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. Dril-Quip will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

Restricted Stock Units and Other Stock-Based or Cash-Based Awards

Generally, no taxable income is recognized upon the grant of RSUs or other-stock based or cash-based awards. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. Dril-Quip will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” in excess of $1 million. For purposes of Section 162(m), the term “covered employee” includes any individual who serves as chief executive officer, chief financial officer, or one of the other three most highly compensated executive officers for any calendar year. It is expected that compensation deductions for any covered employee with respect to awards granted under the 2024 LTIP will be subject to the

$1 million annual deduction limitation. The Administrator may grant awards under the 2024 LTIP that are or may become non-deductible when it believes doing so is in the best interests of Dril-Quip and the Dril-Quip stockholders.

New Plan Benefits

Because awards granted under the 2024 LTIP are at the discretion of the Administrator, it is not possible to determine the benefits or amounts that will be received by or allocated to participants under the 2024 LTIP. Therefore, the New Plan Benefits Table is not provided.

Accordingly, the Dril-Quip Board unanimously recommends that the Dril-Quip stockholders to vote “FOR” the adoption of the following resolution.

“RESOLVED, that Dril-Quip stockholders approve the 2024 LTIP, which is attached as Appendix G to the joint proxy statement/prospectus.”

THE DRIL-QUIP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE 2024 LTIP PROPOSAL.

THE NON-BINDING COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Dril-Quip is seeking a non-binding advisory approval of the compensation of Dril-Quip’s named executive officers that is based on or otherwise relates to the mergers as disclosed in “The Mergers—Interests of Dril-Quip Directors and Executive Officers in the Mergers.” The non-binding compensation proposal gives the Dril-Quip stockholders the opportunity to express their views on the merger-related compensation of Dril-Quip’s named executive officers.

Accordingly, the Dril-Quip Board unanimously recommends that the Dril-Quip stockholders vote “FOR” the adoption of the following resolution, on an advisory (non-binding) basis:

“RESOLVED, that Dril-Quip stockholders approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Dril-Quip’s named executive officers in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under “The Mergers—Interests of Dril-Quip Directors and Executive Officers in the Merger” of the joint proxy statement/prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

The vote on the advisory non-binding compensation proposal is a vote separate and apart from the vote to approve the merger proposals. Accordingly, the Dril-Quip stockholders of record may vote for the approval of the merger proposals and against the approval of the non-binding compensation proposal, and vice versa. If the mergers are completed, the merger-related compensation may be paid to Dril-Quip’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if the Dril-Quip stockholders vote against the approval of the advisory vote regarding merger-related compensation.

THE DRIL-QUIP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE NON-BINDING COMPENSATION PROPOSAL.

THE ADJOURNMENT PROPOSAL

Dril-Quip stockholders are being asked at the special meeting to consider and vote upon a proposal to adjourn the special meeting to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the merger proposals.

THE DRIL-QUIP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE MERGERS

This section of the proxy statement/prospectus describes the material aspects of the proposed mergers. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the proposed mergers and the transactions related thereto. In addition, important business and financial information about each of Dril-Quip and Innovex is included in or incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”

Background of the Mergers

The terms of the merger agreement are the result of arm’s-length negotiations between representatives of Dril-Quip and Innovex. The following is a summary of the events leading up to the signing of the merger agreement and key meetings, negotiations, discussions and actions taken among Dril-Quip, Innovex and their respective advisors that preceded the public announcement of the mergers; it does not purport to catalogue every conversation or interaction among representatives of Dril-Quip, Innovex and other parties.

The Dril-Quip Board and Dril-Quip’s management team regularly review Dril-Quip’s operating results, capital structure, future growth opportunities and competitive position in the oilfield services industry. These reviews have included consideration by the Dril-Quip Board and Dril-Quip’s management team and, from time to time, discussions with outside financial advisors and other industry participants of potential strategic transactions, including acquisitions and divestitures, joint ventures, business combinations and other transactions, as well as ongoing initiatives aimed at enhancing stockholder value, strengthening Dril-Quip’s financial and liquidity position, increasing its cash flows and growing its business organically, to prepare for and respond to changing market forces and resulting business risks and uncertainties in the oilfield services industry. These regular reviews have included evaluation of potential strategic combinations and acquisition opportunities in oilfield services, energy transition and related industries.

On February 4, 2022 and October 18, 2022, Kyle McClure, Vice President and Chief Financial Officer of Dril-Quip, met with Adam Anderson, Chief Executive Officer of Innovex, at Mr. Anderson’s request. Mr. Anderson presented the idea of a potential combination between Dril-Quip and Innovex and the rationale for the combination, including the complementary downhole tool platform and U.S. land exposure provided by Innovex. After each of these meetings, Mr. McClure discussed the meetings with Jeff Bird, Chief Executive Officer of Dril-Quip, and James Webster, Vice President, General Counsel and Secretary of Dril-Quip.

On November 2, 2022, Messrs. Bird, McClure and Webster met with Mr. Anderson and Patrick Connelly, Chairman of the Board of Directors of Innovex and Co-Managing Partner of Amberjack, and discussed a potential business combination. Messrs. Anderson and Connelly also discussed the interest of Amberjack, the largest stockholder of Innovex, in growing the assets and shaping the strategy of the combined company.

On November 9, 2022, members of the management team of Dril-Quip contacted Morgan Stanley, a financial advisor to Dril-Quip on prior transactions, to discuss the proposed business combination with Innovex.

On November 15, 2022, at a regularly scheduled meeting of the Dril-Quip Board, Dril-Quip management provided overviews of, and discussed the background and rationale for, potential acquisition targets, one of which was Innovex. The Dril-Quip Board directed Dril-Quip management to continue to pursue the acquisition targets.

On November 17, 2022, Mr. McClure sent a draft confidentiality agreement to Mr. Anderson. The draft confidentiality agreement included customary mutual non-disclosure and non-use provisions and did not include a “standstill” provision. The parties executed the confidentiality agreement as of November 17, 2022.

On November 29, 2022, Messrs. Bird, McClure and Webster and representatives of Morgan Stanley met with Mr. Anderson and Kendal Reed, Chief Financial Officer of Innovex, to discuss the products and business of Innovex.

On December 15, 2022, Dril-Quip management and representatives of Morgan Stanley met with John V. Lovoi, Chairman of the Dril-Quip Board, to discuss a potential business combination with Innovex.

On December 19, 2022, the Dril-Quip Board held a special meeting, with members of Dril-Quip management and representatives of Morgan Stanley in attendance, to discuss the proposed business combination with Innovex, including a review of the strategic rationale for the proposed business combination and a proposed range for a potential indicative proposal.

On December 21, 2022, Messrs. Bird and McClure met with Messrs. Anderson and Connelly to discuss Dril-Quip’s preliminary indicative proposal for a potential business combination with Innovex. Later that day, Mr. McClure sent a preliminary term sheet to Messrs. Anderson and Connelly with a non-binding proposal to acquire Innovex for $600 to $650 million, consisting of $100 to $150 million in cash and the remainder of the consideration in Dril-Quip common stock, resulting in Innovex stockholders owning approximately 35% of the combined company. The closing price of Dril-Quip common stock on December 20, 2022 was $25.15 per share.

On December 22, 2022, at Mr. Anderson’s request, Mr. McClure met with Mr. Anderson to discuss Dril-Quip’s non-binding proposal.

On January 5, 2023, Mr. Anderson sent a counterproposal to the Dril-Quip Board proposing a valuation for Innovex of $900 million, with 90% of the consideration in Dril-Quip common stock and 10% in cash. The proposal was based on various operational and financial metrics, including but not limited to an estimated 2023 Adjusted EBITDA and Adjusted EBITDA—Capex for Innovex of approximately $116 million and $100 million, respectively (based on Innovex management’s then current estimates) and approximately $40 million and $18 million for Dril-Quip, respectively (based on consensus equity research estimates available to Innovex management). The closing price of Dril-Quip common stock on January 5, 2023 was $26.46 per share.

On January 9, 2023, Mr. Anderson met with Mr. McClure to discuss the Innovex counterproposal.

On January 18, 2023, Mr. Bird met with Mr. Connelly to discuss the Innovex counterproposal. Mr. Bird also met with Mr. Lovoi to discuss the Innovex counterproposal.

On January 26, 2023, Messrs. Bird and McClure met with Messrs. Anderson and Connelly to discuss the Innovex counterproposal, Innovex’s approach to valuation, which incorporated Innovex management’s five-year plan for the company, and the then current equity research consensus estimates for Dril-Quip available to Innovex management, among other factors. Mr. Connelly requested a multi-year projection from Dril-Quip. Later that day, Mr. McClure sent Messrs. Anderson and Connelly a revised non-binding proposal to acquire Innovex for $650 to $700 million. The closing price of Dril-Quip common stock on January 25, 2023 was $29.47 per share.

On February 13, 2023, Mr. Lovoi had an introductory meeting with Mr. Connelly, at Mr. Connelly’s request. Mr. Connelly discussed Amberjack’s and Innovex’s interest in a business combination between Dril-Quip and Innovex and Dril-Quip’s latest non-binding proposal.

On February 22, 2023, Mr. Connelly sent a non-binding letter of intent to Mr. Lovoi proposing a merger between Dril-Quip and Innovex with all equity consideration, resulting in Innovex stockholders owning 41% of the combined company. The proposal was based on various operational and financial metrics, including but not limited to an estimated 2023 Adjusted EBITDA and Adjusted EBITDA—Capex for Innovex of $122 million and $104 million, respectively (based on Innovex management’s then current estimates) and approximately

$46 million and $23 million for Dril-Quip, respectively (based on consensus equity research estimates available to Innovex management). The Innovex Adjusted EBITDA was pro forma for the pending minority investment by Innovex in Downhole Well Solutions, LLC (“DWS”). The letter of intent also proposed that Mr. Anderson would serve as the chief executive officer of the combined company. The closing price of Dril-Quip common stock on February 21, 2023 was $28.60 per share.

On February 24, 2023, at a regularly scheduled meeting of the Dril-Quip Board, with members of Dril-Quip management and representatives of Citi in attendance, Dril-Quip management provided an update on the discussions with Innovex regarding a potential business combination. At the invitation of Mr. Lovoi, Citi discussed with the independent members of the Dril-Quip Board the oilfield services industry landscape.

On or about February 27, 2023, Mr. Lovoi called Mr. Connelly to discuss the February 22, 2023 Innovex non-binding letter of intent.

On March 2, 2023, Mr. Connelly sent a non-binding letter of intent dated February 28, 2023 to Mr. Bird proposing a merger between Dril-Quip and Innovex with all equity consideration, resulting in Innovex stockholders owning 38% of the combined company. The closing price of Dril-Quip common stock on March 1, 2023 was $33.94 per share. A presentation included with the letter of intent proposed that Amberjack, as the largest stockholder of the combined company, would maintain a level of governance involvement and the ability to provide strategic guidance commensurate with its ownership. The letter of intent and presentation did not specify who would serve as the chief executive officer of the combined company.

Also on March 2, 2023, Mr. Connelly and Mr. Bird discussed the differing views of Innovex and Dril-Quip on the valuation of Innovex. Mr. Connelly requested the companies pursue a process whereby the companies set aside questions related to the combined company governance and executive leadership team composition to permit a deeper evaluation of the industrial logic and possible synergies of such a combination.

On March 23, 2023, the members of the Dril-Quip Board met with Morgan Stanley and Dril-Quip management to discuss the latest proposal from Innovex.

On April 3, 2023, Mr. Bird called Mr. Connelly to advise that given the differences between the parties on valuation and the pending investment by Innovex in DWS, Dril-Quip was not planning to make a revised proposal regarding a business combination between Dril-Quip and Innovex. Mr. Bird stated that Dril-Quip would consider re-engaging after Innovex completed its investment in DWS.

On May 11, 2023, Mr. Bird and Mr. Connelly met, at Mr. Connelly’s request, for an update on Innovex. Mr. Connelly described Innovex’s recently completed acquisition of 20% of DWS and a two-year option to purchase the remaining 80% of DWS, the strategic fit of DWS with Innovex’s existing portfolio and updated first quarter 2023 Innovex financials.

On May 17, 2023, Mr. Lovoi met with Mr. Connelly, at Mr. Connelly’s request. Mr. Connelly discussed with Mr. Lovoi the subject matters discussed during his May 11, 2023 meeting with Mr. Bird. Mr. Lovoi agreed that Messrs. Anderson and Connelly could make a presentation to the Dril-Quip Board on the potential business combination.

On June 13, 2023, Mr. Bird met with the chief executive officer of Company A, a public oilfield services company, to explore re-engaging in discussions regarding a potential acquisition by Dril-Quip of Company A. Prior to any engagement with Innovex, as part of evaluating potential strategic alternatives, Dril-Quip had engaged in discussions with Company A regarding a potential acquisition of Company A by Dril-Quip. No agreement was reached on consideration or any other terms of a potential transaction during these prior discussions.

On June 27, 2023, the Dril-Quip Board held a special meeting with representatives of Innovex in attendance at the invitation of the Dril-Quip Board. During this meeting, Messrs. Connelly, Anderson and Reed presented on Innovex’s business and a proposal for a potential business combination between Dril-Quip and Innovex. The Innovex proposal contemplated Innovex acquiring the remaining 80% of DWS that Innovex did not own prior to the business combination with Dril-Quip, resulting in Innovex stockholders owning 48% of the combined company. The proposal was based on various operational and financial metrics, including but not limited to an estimated 2023 Adjusted EBITDA and Adjusted EBITDA—Capex for Innovex of $155 million and $127 million, respectively (based on Innovex management’s then current estimates) and approximately $48 million and $21 million for Dril-Quip, respectively (based on consensus equity research estimates available to Innovex management). The closing price of Dril-Quip common stock on June 26, 2023 was $22.69 per share. After the presentation, Messrs. Connelly, Anderson and Reed left the meeting and Messrs. McClure and Webster, as well as representatives of Morgan Stanley, joined. Representatives of Morgan Stanley discussed the potential business combination between Dril-Quip and Innovex. Dril-Quip management discussed the proposed Innovex valuation and governance considerations raised by Amberjack as the largest stockholder of the combined company. Mr. Bird also discussed other potential transactions, including a potential acquisition of Company A by Dril-Quip.

On June 28, 2023, Mr. Lovoi met with Mr. Connelly to advise that given Dril-Quip’s other strategic activity, Dril-Quip was not planning to re-engage with Innovex on the proposed business combination between Dril-Quip and Innovex until after the Dril-Quip Board meeting on August 16, 2023.

On July 7, 2023, Mr. Bird sent a draft confidentiality agreement to the chief executive officer of Company A. The draft confidentiality agreement included customary mutual nondisclosure and nonuse provisions and contained a standstill provision with a duration of 18 months that prohibited each party, for the duration of the standstill period, from offering to acquire or acquiring the other party, and from taking certain other actions, including soliciting proxies and making any request to amend, waive or terminate the standstill provision, in each case, without the prior consent of the other party, and also included a customary “fall-away” provision rendering the standstill inapplicable to such party following its entry into a definitive agreement relating to an acquisition of a majority of such party’s voting securities or substantially all of its assets, or any third party commencing a tender offer for a majority of such party’s outstanding voting securities. In addition, the confidentiality agreement prohibited the counterparty from requesting a waiver. The parties executed the confidentiality agreement as of July 13, 2023. The standstill provision of the confidentiality agreement was still in force and effect upon entry into the merger agreement.

From July 13, 2023 through September 6, 2023, the respective managements of Dril-Quip and Company A held several meetings and exchanged several communications regarding a potential transaction between the parties.

On July 31, 2023, Dril-Quip acquired Great North Wellhead.

On August 16, 2023, the Dril-Quip Board held a regular meeting. At the meeting, among other things, Mr. Bird discussed with the Dril-Quip Board Dril-Quip’s various strategic activities, including the acquisition of Great North Wellhead and the status of discussions with Company A and Innovex. The Dril-Quip Board requested that Dril-Quip management provide additional information regarding the proposed transactions with Company A and Innovex.

On or about August 17, 2023, Mr. Connelly called Mr. Lovoi to discuss re-engaging on a proposed business combination between Dril-Quip and Innovex.

On September 8, 2023, Mr. Connelly sent a non-binding letter of intent to Mr. Lovoi proposing a merger between Dril-Quip and Innovex with all equity consideration, resulting in Innovex stockholders owning 50% of the combined company. The proposal was based on various operational and financial metrics, including but not limited to an estimated 2023 Adjusted EBITDA and Adjusted EBITDA—Capex for Innovex of $155 million and $127 million, respectively (based on Innovex management’s then current estimates and assuming an estimated pro forma impact of the remaining 80% of DWS) and approximately $75 million and $41 million for Dril-Quip, respectively (based on consensus equity research estimates available to Innovex management and assuming an estimated pro forma impact of Great North Wellhead). The proposal also assumed that Innovex would deliver a balance sheet at the closing of a merger that would have no more than 1.0x leverage (net debt divided by adjusted EBITDA). The Innovex proposal contemplated Innovex acquiring the remaining 80% of DWS that Innovex did not own prior to the closing of the merger with Dril-Quip. The closing price of Dril-Quip common stock on September 7, 2023 was $29.32 per share.

From September 24, 2023 through October 5, 2023, management of Dril-Quip and management of Innovex and Mr. Connelly held several meetings and exchanged several communications regarding the potential transaction between the parties, including the strategic fit and potential benefits of the proposed combination and information requests. These meetings focused on an operational business line and facilities information exchange.

On September 29, 2023, Mr. Lovoi and Mr. Connelly met to discuss the status of the proposed business combination.

On October 24, 2023, the Dril-Quip Board held a special meeting, with members of Dril-Quip management and representatives of Morgan Stanley in attendance. At the meeting, Mr. Bird reviewed the potential transactions with Innovex and Company A, including the operations and strategic fit of Dril-Quip, on the one hand, and Innovex and Company A, respectively, on the other hand, and the potential benefits that might result from, and other considerations regarding, such potential transactions. Representatives of Morgan Stanley then discussed each transaction from a financial perspective, including potential valuation considerations. During the meeting, members of Dril-Quip management and representatives of Morgan Stanley presented preliminary views regarding certain financial aspects of each of the proposed transactions, including the current industry landscape, transaction rationale, potential synergies, value creation opportunities and other considerations.

On October 27, 2023, Mr. Lovoi and Carri Lockhart, a member of the Dril-Quip Board, met with Messrs. Connelly, Anderson and Reed at the offices of Innovex. Mr. Anderson presented an update on the financial performance of Innovex and preliminary views on potential synergies from the proposed business combination. The group also discussed the inclusion in the business combination proposal of a provision regarding the acquisition of the remaining 80% of DWS that Innovex did not own prior to the closing of the merger with Dril-Quip. Finally, the group also discussed illustrative forecasts for the two companies as well as the relative financial performance of the two companies.

On October 30, 2023, Mr. Connelly sent a non-binding letter of intent to Mr. Lovoi proposing a merger between Dril-Quip and Innovex with all equity consideration, resulting in Innovex stockholders owning 50% of the combined company. The Innovex proposal no longer contemplated Innovex acquiring the remaining 80% of DWS that Innovex did not own prior to the closing of the merger with Dril-Quip. In addition, the Innovex proposal recommended that managements of Innovex and Dril-Quip update their respective outlooks for 2023 and 2024. The closing price of Dril-Quip common stock on October 27, 2023 was $22.78 per share.

On November 7, 2023, the Dril-Quip Board held a special meeting, with members of Dril-Quip management as well as a representative of Gibson, Dunn & Crutcher LLP, outside counsel for Dril-Quip (“Gibson Dunn”), in attendance. At the meeting, the Dril-Quip Board discussed the potential transactions with Company A and Innovex. After considering the status of the discussions with Company A and Innovex and various other aspects, including the relative merits and strategic considerations and business rationales for each potential transaction, the Dril-Quip Board directed management to focus on the potential business combination with Innovex. During such meeting, the Dril-Quip Board also considered the potential benefits of forming a strategic transaction committee of the Dril-Quip Board (the “Transaction Committee”) consisting of Mr. Lovoi,

Mr. Newman and Mrs. Lockhart, which would be vested with the power of the Dril-Quip Board to engage and meet with advisors and evaluate and negotiate transaction proposals, subject to Dril-Quip Board approval. Mr. Lovoi, Mr. Newman and Mrs. Lockhart were selected to serve on the Transaction Committee given their financial and business knowledge and transactional experiences. The Dril-Quip Board’s decision to form the Transaction Committee was based entirely on considerations of efficiency and not as a result of any conflict of any Dril-Quip director.

Also on November 7, 2023, Messrs. Connelly and Anderson sent a presentation to Dril-Quip discussing the strategic rationale for the business combination and economic terms included in the October 30, 2023 non-binding letter of intent sent by Mr. Connelly.

In early November 2023, Mr. Lovoi contacted Citi to discuss Dril-Quip’s potential engagement of Citi as an additional financial advisor to Dril-Quip in connection with the potential transaction involving Innovex to obtain additional perspectives on the potential transaction.

On November 13, 2023, the Transaction Committee held a meeting, with members of Dril-Quip management in attendance. After receiving an update on the timeline for negotiations and due diligence with Innovex, Dril-Quip management and the Transaction Committee discussed the preparation of a 2024 forecast. The Transaction Committee determined to engage, and subsequently engaged, Citi as a financial advisor to Dril-Quip in connection with the potential business combination with Innovex based on, among other things, Citi’s reputation and experience and familiarity with the industries in which Dril-Quip and Innovex operate and after consideration of Citi’s lack of conflicts that would restrict Citi from acting in that capacity.

On November 27, 2023, the Transaction Committee held a meeting, with members of Dril-Quip management and the remaining members of the Dril-Quip Board in attendance. Messrs. Bird and McClure, among other things, reviewed management’s draft 2024 forecast and five-year plan prepared in connection with the potential business combination with Innovex.

On December 4, 2023, the Transaction Committee held a meeting, with Messrs. Bird, McClure and Webster in attendance. The Transaction Committee discussed the five-year plan prepared in connection with the potential business combination with Innovex and the upcoming management meetings with Innovex. The Transaction Committee also discussed and determined to formally engage, and subsequently formally engaged, Morgan Stanley as a financial advisor to Dril-Quip in connection with the potential business combination with Innovex based on, among other things, Morgan Stanley’s industry experience and prior work for Dril-Quip and its lack of conflicts that would restrict Morgan Stanley from acting in that capacity.

On December 7, 2023, Messrs. Bird and McClure met with Messrs. Connelly, Anderson and Reed to review the financial forecasts of Innovex and Dril-Quip. Representatives of Citi and Goldman Sachs, Innovex’s financial advisor, also were in attendance. In addition, Mr. Lovoi attended the portion focused on the Innovex forecast.

On December 8, 2023, the Dril-Quip Board held a special meeting, with members of Dril-Quip management and representatives of Gibson Dunn and Citi in attendance. At this meeting, among other things, a representative of Gibson Dunn reviewed with the Dril-Quip Board its fiduciary duties, generally and in the context of business combinations, including the proposed business combination with Innovex, and certain confidentiality considerations. The Transaction Committee updated the Dril-Quip Board on its activities, and members of Dril-Quip management presented preliminary views on the proposed business combination with Innovex, including the strategic fit of the operations and potential benefits and other considerations. Citi discussed with the Dril-Quip Board certain preliminary financial aspects of the proposed transaction and related matters. The Dril-Quip Board also discussed a draft proposed non-binding proposal to Innovex.

On December 9, 2023, Mr. Lovoi sent a non-binding letter of intent to Mr. Connelly proposing a merger between Dril-Quip and Innovex with all equity consideration, resulting in Innovex stockholders owning 50% of the combined company on a fully diluted basis. The Dril-Quip proposal contemplated a combined company board with four directors nominated by Innovex and five directors, including the chairman, nominated by Dril-Quip. In addition, Dril-Quip proposed certain additional governance terms, including director nomination rights and voting, transfer and standstill restrictions for Amberjack and its affiliates. The closing price of Dril-Quip common stock on December 8, 2023 was $21.52 per share.

On December 10, 2023, Mr. Connelly called Mr. Lovoi to discuss Dril-Quip’s December 9, 2023 non-binding letter of intent. During the call, Mr. Connelly requested several due diligence actions to further evaluate the proposal. Between December 11, 2023 and December 13, 2023, Messrs. Bird and Anderson discussed and exchanged emails regarding the details of these due diligence actions.

Between December 14, 2023 and December 19, 2023, Messrs. Anderson and Reed met with Dril-Quip operational management personnel and Messrs. Bird and McClure.

On December 21, 2023, Mr. Connelly sent to Mr. Lovoi a non-binding response to Dril-Quip’s December 9, 2023 non-binding letter of intent proposing a merger between Dril-Quip and Innovex with all equity consideration, resulting in Innovex stockholders owning 50% of the combined company on a fully diluted basis. In addition, Innovex proposed to deliver a balance sheet with a leverage ratio not in excess of 0.9x net debt/LTM Adjusted EBITDA after making a pre-closing special dividend to its stockholders. The Innovex proposal contemplated a combined company board with four directors nominated by each of Innovex and Dril-Quip, along with the chief executive officer of the combined company to be selected by the boards of Innovex and Dril-Quip. In addition, each party would nominate a co-chairman of the board and Dril-Quip would nominate the chairman of each of the board committees. In addition, Amberjack proposed similar director nomination rights and transfer restrictions for Amberjack and its affiliates to those proposed in the December 9, 2023 Dril-Quip non-binding letter of intent. Amberjack rejected any voting or standstill restrictions and added a right to have a board observer and certain information rights. The closing price of Dril-Quip common stock on December 20, 2023 was $23.07 per share.

On January 4, 2024, the Dril-Quip Board held a special meeting, with members of Dril-Quip management and representatives of Gibson Dunn and Citi in attendance. At this meeting, among other things, Mr. Lovoi updated the Dril-Quip Board on his discussions with Mr. Connelly regarding the latest proposal from Innovex, and Mr. Bird discussed the Dril-Quip operational meetings with Innovex management. Citi discussed with the Dril-Quip Board certain preliminary financial aspects of the latest proposal from Innovex. A representative of Gibson Dunn reviewed the specifics of the governance structure in the latest proposal from Innovex and discussed the Dril-Quip Board’s fiduciary duties in connection with the proposed business combination with Innovex.

From January 4, 2024 through January 15, 2024, Messrs. Lovoi and Connelly held several discussions regarding the latest proposal from Innovex. Representatives of Citi and Goldman Sachs also were in attendance.

On January 9, 2024, Messrs. Lovoi and Connelly discussed the governance structure in the latest proposal from Innovex. Representatives of Citi, Goldman Sachs, Gibson Dunn and Akin Gump Strauss Hauer & Feld LLP, outside counsel for Innovex (“Akin”), also were in attendance.

On January 16, 2024, Mr. Connelly sent a non-binding letter of intent to Mr. Lovoi dated January 14, 2024 proposing a merger between Dril-Quip and Innovex with all equity consideration, resulting in Innovex stockholders owning 49% of the combined company on a fully diluted basis. In addition, Innovex proposed to make a pre-closing special dividend to its stockholders in the amount of $75 million and to deliver a balance sheet with net debt not in excess of $125 million. The Innovex proposal contemplated a combined company board structure, director nomination, board observer and information rights and transfer restrictions consistent with those proposed in its December 21, 2023 response letter and continued to reject any voting restrictions. However, the proposal contemplated that Amberjack would be subject to certain standstill restrictions. The closing price of Dril-Quip common stock on January 12, 2024 was $21.04 per share.

On January 22, 2024, the Dril-Quip Board held a special meeting with members of Dril-Quip management and representatives of Gibson Dunn, Citi and Morgan Stanley in attendance, to discuss the latest proposal from Innovex. At this meeting, among other things, Dril-Quip management discussed its view of the latest proposal from Innovex and the landscape for other transformative transactions. Citi discussed with the Dril-Quip Board certain preliminary financial aspects of the latest proposal from Innovex. A representative of Gibson Dunn reviewed the specifics of the governance structure and discussed a process to contact potential buyers of Dril-Quip prior to signing a merger agreement. The Dril-Quip Board discussed this buyer outreach process, including the timing of the potential buyer outreach and a preliminary list of eight parties that could be contacted on behalf of Dril-Quip, with the assistance of Dril-Quip’s management and advisors.

On January 25, 2024, Mr. Anderson presented to the Dril-Quip independent directors his vision for the combined company. Mr. Connelly was also in attendance as an observer. After Mr. Anderson’s presentation, Mr. Bird joined the Dril-Quip Board for further discussions on the latest proposal from Innovex.

On January 25, 2024, subsequent to the Dril-Quip Board meeting, Mr. Lovoi emailed Mr. Connelly with Dril-Quip’s response to the latest Innovex proposal on governance. Dril-Quip agreed with the governance structure proposed by Innovex, except that Dril-Quip would appoint the Chairman of the combined company board and permit one of the Amberjack Designees to call special meetings of the combined company board, the thresholds for Amberjack’s director nomination and information rights were increased, Amberjack would be required to vote in favor of the directors nominated by the combined company board in 2025 and the right of Amberjack to appoint a board observer was rejected.

On January 26, 2024, Mr. Lovoi met with Mr. Connelly to discuss Dril-Quip’s response. Later that day, Mr. Connelly emailed Mr. Lovoi proposing a merger between Dril-Quip and Innovex with all equity consideration, resulting in Innovex stockholders owning 48% of the combined company on a fully diluted basis. Innovex further proposed to deliver a balance sheet with not more than $125mm of net debt, which was in part intended to facilitate a pre-closing special dividend to its stockholders in the amount of $75 million. Innovex agreed with the governance structure proposed in Dril-Quip’s January 22, 2024 response, except that Amberjack would have the right to four director nominees in 2025 (regardless of its share ownership) and Amberjack would be permitted to request guest attendees for the combined company board meetings. The closing price of Dril-Quip common stock on January 25, 2024 was $21.79 per share.

From January 28, 2024 through March 17, 2024, the parties conducted reciprocal legal, financial and operational due diligence.

On January 31, 2024, Messrs. Connelly, Anderson and Lovoi discussed certain governance matters for the combined company, including executive officers, headquarters location and name. Representatives of Gibson Dunn, Akin, Citi and Goldman Sachs also were in attendance.

On February 13, 2024, Akin provided Gibson Dunn an initial draft of the merger agreement. The draft contemplated, among other things, (a) that certain Innovex stockholders would exercise their drag-along rights in accordance with the Innovex stockholders agreement; (b) that the combined company board would include nine directors in total, with four directors of the combined company board to be designated by Innovex (“Innovex designees”), one director of the combined company board to be the Innovex CEO, and four directors of the combined company board to be designated by Dril-Quip (“Dril-Quip designees”) and that the Chairperson of the combined company board be appointed by Dril-Quip; (c) largely reciprocal representations and warranties and interim operating covenants; (d) no-shop covenants applicable to Dril-Quip and Innovex, with Dril-Quip’s covenant subject to customary fiduciary out exceptions; (e) a termination fee of 4.0% of the equity value of Dril-Quip payable by Dril-Quip in the event the merger agreement was terminated in certain situations; (f) an undetermined outside date for the transaction, with one automatic extension for an undetermined period, if clearance under the HSR Act and all consents, waivers, approvals, licenses, permits, orders or authorizations, if any, required to be obtained under antitrust laws and foreign investment laws had not been obtained on that date, but all other conditions to the completion of the mergers were then satisfied or waived (or in the case of conditions that were to be satisfied at the closing, were reasonably capable of being satisfied); (g) a provision requiring Dril-Quip to hold a vote of its stockholders regardless of whether the Dril-Quip Board changed its recommendation for the proposed transaction; (h) a condition to closing for the benefit of Dril-Quip that Innovex’s net debt as of closing did not exceed $125,000,000; (i) a covenant providing for a special cash dividend payable by Innovex in an amount not to exceed $75,000,000 prior to closing; and (j) aggregate merger consideration to be issued to the Innovex equity holders equal to a number shares of Dril-Quip common stock (including restricted stock units) equal to 48% of the Dril-Quip fully diluted stock to be outstanding after the closing of the mergers.

On February 15, 2024, the Transaction Committee met, with Dril-Quip management in attendance, for an update on negotiations with Innovex and to further discuss the buyer outreach. Dril-Quip management discussed the initial draft of the merger agreement, the status of due diligence activities and the industry participants that were selected by the Dril-Quip Board for the buyer outreach with input from Dril-Quip management, Citi and Morgan Stanley. Dril-Quip management noted that the list focused on well-capitalized strategic buyers with the potential to achieve meaningful synergies.

On February 16, 2024, representatives of Gibson Dunn sent to Akin initial drafts of the registration rights agreement and stockholders agreement. The draft stockholders agreement provided for the governance rights agreed to by the parties, including director nomination rights, information rights and standstill and transfer restrictions.

From February 20, 2024 to February 25, 2024, at the direction of the Transaction Committee, representatives of Citi and Morgan Stanley commenced, on behalf of Dril-Quip, an outreach to potential third parties regarding a potential transaction involving Dril-Quip.

On February 21, 2024, representatives from Gibson Dunn sent a revised draft of the merger agreement to Akin, which included, among other things, the following changes to the draft of the merger agreement received from Akin on February 13, 2024: (a) that the Chairperson of the combined company’s (i) Audit Committee, (ii) Nomination and Governance Committee and (iii) Compensation Committee be appointed by Dril-Quip; (c) requiring at least two Innovex designees to be independent under applicable rules of the NYSE and SEC; (d) revisions to the treatment of certain equity awards in connection with the proposed transaction; (e) modification to the scope of representations and warranties and interim operating covenants, including restrictions on the ability of each of the parties to engage in certain transactions between signing and closing; (f) a revision to lower the termination fee payable by Dril-Quip in certain circumstances to 2.5% of the equity value of Dril-Quip in addition to revisions as to when such termination fee is payable; (g) changes to the no-shop covenants applicable to Dril-Quip and Innovex; (h) the addition of a covenant requiring Innovex to seek the adoption of the merger agreement by the Innovex stockholders prior to closing other than the Innovex stockholders executing a written consent with respect to the merger agreement; and (i) changes to conditions to closing for the benefit of the respective parties, including a condition to closing for the benefit of Dril-Quip that no stockholder of Innovex would have exercised any dissenters’ rights or rights of appraisal with respect to the mergers.

On February 24, 2024, the Dril-Quip Board held a regular meeting with members of Dril-Quip management and representatives of Gibson Dunn, Citi and Morgan Stanley in attendance. At this meeting, among other things, Citi discussed with the Dril-Quip Board certain preliminary financial information regarding Innovex and representatives of Citi and Morgan Stanley updated the Dril-Quip Board on the buyer outreach. A representative of Gibson Dunn next updated the Dril-Quip Board on the legal due diligence, provided a summary of the merger agreement, the stockholders agreement and the registration rights agreement, along with open commercial items, including the amounts of the termination fee and expense reimbursement and the post-closing name, ticker symbol and headquarters location, and discussed the overall transaction timeline and the timeline for regulatory approvals. Messrs. Bird and McClure then updated the Dril-Quip Board on Dril-Quip’s due diligence review on

Innovex, including site visits, tax and financial due diligence and synergies, along with retention plans and communications strategy.

On February 28, 2024, representatives of Akin sent to Gibson Dunn revised drafts of the registration rights agreement and stockholders agreement, which included, among other things, a corporate opportunity waiver in favor of certain Covered Persons (as defined in the stockholders agreement), the addition of consent rights over certain actions taken by the combined company and changes to the transfer restriction and standstill restriction provisions.

On March 1, 2024, representatives of Akin sent to Gibson Dunn a revised draft of the merger agreement, which included, among other things, the following changes to the draft of the merger agreement received from Gibson Dunn on February 21, 2024: (a) a requirement that all Dril-Quip designees and at least one Innovex designee be independent under applicable rules of the NYSE and SEC; (b) changes to the no-shop covenants applicable to Dril-Quip and Innovex; (c) deletion of the covenant requiring Innovex to seek stockholder approval of the merger agreement from 100% of its stockholders and addition of a covenant requiring Innovex, at the direction of its majority stockholders, to deliver a drag-along notice (as permitted in the Innovex stockholders agreement); (d) deletion of the condition to closing for the benefit of Dril-Quip that no stockholder of Innovex would have exercised any dissenters’ rights or rights of appraisal with respect to the mergers; (e) increasing the termination fee payable by Dril-Quip in certain circumstances to 3.75% of the equity value of Dril-Quip in addition to revisions as to when such termination fee was payable; and (f) modification to the scope of representations and warranties and interim operating covenants, including additional restrictions on the ability of Dril-Quip to engage in certain transactions between signing and closing.

On March 6, 2024, representatives of Gibson Dunn sent to Akin an initial draft of the Dril-Quip disclosure letter under the merger agreement.

On March 8, 2024, representatives of Gibson Dunn sent to Akin a revised draft of the merger agreement, which included, among other things, a revised transaction structure to include two separate mergers, changes to the no-shop covenant applicable to Dril-Quip and a lower termination fee payable by Dril-Quip in certain circumstances equal to 2.75% of the equity value of Dril-Quip in addition to revisions as to when such termination fee was payable.

Also on March 8, 2024, representatives of Akin shared with Gibson Dunn an initial draft of the Innovex disclosure letter under the merger agreement. Between March 8, 2024, and March 17, 2024, representatives of Gibson Dunn and Akin exchanged various revised drafts of the disclosure letters.

On March 13, 2024, representatives of Akin sent to Gibson Dunn a revised draft of the merger agreement, which included, among other things, the following changes to the draft of the merger agreement received from Gibson Dunn on March 8, 2024: (a) an increase in the termination fee payable by Dril-Quip in certain circumstances to 3.95% of the equity value of Dril-Quip in addition to revisions as to when such termination fee was payable; (b) a covenant, and a condition to closing of Innovex that, Dril-Quip adopt the 2024 LTIP, subject to the adoption by the stockholders of the 2024 LTIP proposal (the “2024 LTIP Adoption”); (c) a requirement that Dril-Quip, at the closing, cause certain Innovex designees to be appointed to the Audit Committee, Nomination and Governance Committee and the Compensation Committee of the combined company board; (d) modifications to the scope of representations and warranties; and (e) changes to the no-shop covenant applicable to Dril-Quip.

On March 13, 2024 and March 14, 2024, Gibson Dunn and Akin finalized the terms of the registration rights agreement, the stockholders agreement and other ancillary documentation.

On March 14, 2024, representatives of Gibson Dunn sent to Akin a revised draft of the merger agreement, which included, among other things, a placeholder for the termination fee payable by Dril-Quip in certain circumstances in addition to revisions as to when such termination fee was payable and the deletion of the requirement to appoint Innovex designees to the Audit Committee of the combined company board.

On March 15, 2024, the Dril-Quip Board held a special meeting with members of Dril-Quip management and representatives of Gibson Dunn, Citi and Morgan Stanley in attendance. At this meeting, Citi reviewed with the Dril-Quip Board Citi’s preliminary financial analysis of the aggregate merger consideration provided for pursuant to the merger agreement. A representative of Gibson Dunn next discussed with the Dril-Quip Board, among other things, the key terms of the merger agreement, including the merger consideration calculation, the proposed combined company board and executive team, along with open commercial items, including the amounts of the termination fee and expense reimbursement, the end date and the post-closing name and ticker symbol. The Gibson Dunn representative also discussed the disclosure letters, stockholders agreement, registration rights agreement, the 2024 LTIP and the amendments to the Dril-Quip certificate of incorporation and bylaws attached to the merger agreement. Representatives of Citi and Morgan Stanley also updated the Dril-Quip Board on the buyer outreach. Of the five contacted parties, three had declined to pursue the opportunity without submitting an indication of interest or executing a confidentiality agreement and the two parties that executed confidentiality agreements and received preliminary information declined to pursue the opportunity. Both of the confidentiality agreements included customary mutual non-disclosure and non-use provisions and contained customary “standstill” provisions with a duration of either six months or one year and included a customary “fall-away” provision rendering the standstill inapplicable to such party following its entry into a definitive agreement relating to an acquisition of a majority of such party’s voting securities or substantially all of its assets, or any third party commencing a tender offer for a majority of such party’s outstanding voting securities. In addition, both confidentiality agreements prohibit the counterparty from requesting a waiver. The standstill provisions of the confidentiality agreements were still in force and effect upon entry into the merger agreement.

On March 15, 2024, representatives of Akin sent to Gibson Dunn a revised draft of the merger agreement, which included, among other things, a termination fee payable by Dril-Quip in certain circumstances equal to 3.75% of the equity value of Dril-Quip, the deletion of the 2024 LTIP Adoption as a condition to closing for the benefit of Innovex, December 18, 2024 as the outside date for completion of the transaction and March 18, 2025 as the end of the automatic extension for HSR Act and other regulatory clearance. Representatives of Gibson Dunn and Akin held various calls to discuss, and exchanged various revised drafts of, the merger agreement between March 15, 2024 and the finalization of the merger agreement on the evening of March 17, 2024.

On March 17, 2024, Citi provided to the Dril-Quip Board certain information regarding Citi’s material investment banking relationships with Dril-Quip, Innovex and Amberjack, which, other than serving as an underwriter for Innovex’s contemplated initial public offering (for which no compensation was received), indicated no material investment banking relationships with such parties during the preceding two-year period.

During the evening on March 17, 2024, the Dril-Quip Board held a special meeting, with members of Dril-Quip management and representatives of Gibson Dunn, Citi and Morgan Stanley in attendance, to consider the final terms of the proposed merger with Innovex. Dril-Quip management noted that the Innovex Board was meeting during the morning of March 18, 2024 to consider approval of the proposed transaction. A representative of Gibson Dunn discussed, among other things, the changes to the merger agreement and other transaction documents since the Dril-Quip Board had last convened, including resolution of the end date, the post-closing name, ticker symbol and the dollar amounts of the termination fee and expense reimbursement. Also at this meeting, Citi reviewed with the Dril-Quip Board Citi’s financial analysis of the aggregate merger consideration provided for pursuant to the merger agreement and rendered an oral opinion, confirmed by delivery of a written opinion dated March 17, 2024 to the Dril-Quip Board, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, the aggregate merger consideration provided for pursuant to the merger agreement was fair, from a financial point of view, to Dril-Quip. After further discussion and consideration of the factors described in the section entitled “Recommendation of the Dril-Quip Board and Reasons for the Mergers” by the

Dril-Quip Board, the Dril-Quip Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, Dril-Quip and the Dril-Quip stockholders, (ii) approved and declared advisable the merger agreement, the transactions contemplated thereby and the charter amendment, (iii) directed the merger proposals be submitted to the holders of Dril-Quip common stock for their approval, and (iv) resolved to recommend that the holders of Dril-Quip common stock vote in favor of the merger proposals.

On March 18, 2024, the Innovex Board held a special meeting, with members of Innovex management in attendance to consider and approve the final terms of the proposed merger with Dril-Quip. After discussion and review of such factors that the Innovex Board considered to be relevant to its review of the merger agreement, the Innovex Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Innovex and its stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, and (iii) resolved to submit and recommend the adoption of the merger agreement by Innovex stockholders and the approval of the consummation of the mergers and the transactions contemplated thereby.

Later on March 18, 2024, the parties executed the merger agreement and Innovex delivered a written consent of Innovex stockholders, signed by the consenting stockholders, approving, among other things, the merger agreement and the transactions contemplated thereby. Immediately after the market close on March 18, 2024, the parties issued a joint press release announcing the transaction and, on the morning of March 19, 2024, held a joint investor conference call.

On April 25, 2024, the Dril-Quip Board held a special meeting, with members of Dril-Quip management as well as representatives of Gibson Dunn in attendance. At the meeting, representatives of Gibson Dunn discussed the pending stockholder complaint filed with the Delaware Court of Chancery alleging that members of the Dril-Quip Board breached their fiduciary duties by agreeing to certain provisions in the stockholders agreement to be entered into in connection with the mergers and potential amendments to the stockholders agreement to address the claims.

On April 26, 2024, Messrs. Lovoi and Connelly discussed potential amendments to the stockholders agreement to address the stockholder’s claims in the pending complaint.

On June 12, 2024, by unanimous written consent, the Dril-Quip Board approved an amendment to the merger agreement to implement changes to the stockholders agreement to address the stockholders’ claims. The parties executed the amendment on June 12, 2024.

Recommendation of the Dril-Quip Board and Reasons for the Mergers

At a meeting held on March 17, 2024, the Dril-Quip Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, Dril-Quip and its stockholders, approved and declared advisable the merger agreement and the charter amendment and the transactions contemplated by the merger agreement, on the terms and subject to the conditions set forth in the merger agreement, directed that the merger proposals be submitted to Dril-Quip stockholders for approval and resolved to recommend that the Dril-Quip stockholders vote in favor of the merger proposals. The Dril-Quip Board unanimously recommends that Dril-Quip stockholders vote “FOR” the stock issuance proposal and “FOR” the charter amendment proposal.

In evaluating the mergers, the Dril-Quip Board consulted with Dril-Quip’s management and legal and financial advisors and, in determining to approve the merger agreement and to recommend that Dril-Quip stockholders approve the merger proposals, the Dril-Quip Board considered a number of factors, many of which support the Dril-Quip Board’s determination that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, Dril-Quip and its stockholders. The Dril-Quip Board considered these factors as a whole without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. These factors included:

•	the belief that the mergers will be immediately accretive on key financial metrics, including earnings per share and free cash flow per share;

•	the belief that the combined company will have an enhanced financial position, with a strong balance sheet capable of enabling opportunities for further innovation and financial flexibility;

•

the belief that the mergers will provide Dril-Quip stockholders with the opportunity to benefit from expected annual cost savings of approximately $30 million through operational efficiencies and reductions in sales, general and administrative expenses as well as significant improvements in supply chain and R&D management;

•

the potential of a higher market valuation of the combined company through greater scale and the creation of a company that would deliver strong EBITDA and free cash flow generation and consistent high return of capital to stockholders;

•	the expectation that the mergers will enhance the combined company’s global scale and footprint;

•	the structure of the transaction as a merger of equals with terms negotiated in the merger agreement providing that:

•	the combined company board will include designees of Dril-Quip and designees of Innovex;

•	the Chairman of the Dril-Quip Board prior to the effective time will serve as the chairman of the combined company board as of the effective time;

•	the Chair of each committee of the combined company board will include a designee of Dril-Quip;

•

that the mergers and the all-stock consideration offered in connection therewith will provide Dril-Quip stockholders with ownership of approximately 52% of the combined company (based on fully diluted shares outstanding of the combined company) and therefore allow Dril-Quip stockholders to participate in the equity value of the combined company, including future growth and the cost synergies expected to result from the mergers;

•

the information from and discussions with Dril-Quip’s management and outside legal and financial advisors regarding each of Dril-Quip’s and Innovex’s businesses, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of each of Dril-Quip and Innovex as a stand-alone company, the size and breadth of the combined company and the expected pro forma effect of the mergers on the combined company and its ability to achieve future growth and generate additional returns for Dril-Quip stockholders;

•

the alignment of complementary cultures and operating philosophies, including, for illustrative purposes, a shared commitment to safety and integrity, employee development, partnerships with blue-chip customers, operating efficiency and service quality and technological innovation;

•	the expectation that the combined company will be able to better serve Dril-Quip’s and Innovex’s customers in critical growth markets with a larger footprint and broader service offering;

•	the expectation that the breadth of the combined company will provide cost saving opportunities with its current and potential supplier base;

•	the expectation that the combined company will share Dril-Quip’s and Innovex’s best practices and leverage its combined team and resources to provide even better services for its customers;

•

the opinion, dated March 17, 2024, of Citi to the Dril-Quip Board as to the fairness, from a financial point of view and as of the date of the opinion, to Dril-Quip of the aggregate merger consideration provided for pursuant to the merger agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as more fully described below under the heading “—Opinion of Dril-Quip’s Financial Advisor.”

•

the Dril-Quip Board’s view, after consultation with Dril-Quip’s management and outside counsel, concerning the likelihood that regulatory approvals and clearances necessary to consummate the mergers would be obtained, without the imposition of conditions sufficiently material to preclude the mergers;

•

the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either Dril-Quip or Innovex for purposes of the merger agreement, and the likelihood of satisfaction of all conditions to completion of the transactions contemplated by the merger agreement;

•	that Dril-Quip stockholders will have the opportunity to vote on the merger proposals, which are conditions precedent to the mergers;

•

that the representations and warranties of Dril-Quip and Innovex in the merger agreement, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the mergers, subject to specific limitations, are generally reciprocal;

•

the restrictions in the merger agreement on Innovex’s ability to respond to and negotiate alternative transaction proposals from third parties, the inability of Innovex to terminate the merger agreement to enter into a superior proposal and the receipt of the approval of the Innovex stockholders on March 18, 2024;

•

Dril-Quip’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative proposal, if the Dril-Quip Board has determined in good faith (i) after consultation with Dril-Quip’s outside legal counsel and financial advisor that, based on the information then available, such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the mergers with Innovex and (ii) and after consultation with Dril-Quip’s outside legal counsel, failure to engage in such activities would reasonably be expected to be inconsistent with the Dril-Quip Board’s fiduciary duties under applicable law;

•	the results of the buyer outreach process by Dril-Quip;

•

the fact that the Dril-Quip Board has the ability to terminate the merger agreement under certain circumstances, including by entering into an agreement relating to a superior proposal, subject to certain conditions (including payment of a termination fee); and

•

the right of the Dril-Quip Board to change its recommendation to Dril-Quip stockholders to vote “FOR” the merger proposals if a superior proposal is available or an intervening event has occurred, subject to certain conditions and fee obligations.

The Dril-Quip Board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the related transactions contemplated thereby. These factors included:

•

the possibility that the mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of Dril-Quip or Innovex, including the failure to obtain stockholder approval of the merger proposals;

•

that there are significant risks inherent in integrating the operations of Innovex with Dril-Quip, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•	the substantial costs to be incurred in the mergers, including those incurred regardless of whether the mergers are consummated and the costs of integrating the businesses of Dril-Quip and Innovex;

•	that the merger agreement provides that, in certain circumstances, Dril-Quip could be required to pay a termination fee of $31,895,000 to Innovex or an expense reimbursement fee of $4,253,000;

•

the possibility that the $4,253,000 expense reimbursement fee that Innovex would be required to pay under the merger agreement upon termination of the merger agreement under certain circumstances would be insufficient to compensate Dril-Quip for its costs incurred in connection with the merger agreement;

•	that the mergers might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement, including failure to receive necessary regulatory approvals;

•	the potential for litigation relating to the mergers and the associated costs, burden and inconvenience involved in defending those proceedings;

•

that the restrictions on the conduct of Dril-Quip’s business prior to the consummation of the mergers, although believed to be reasonable and not unduly burdensome, may delay or prevent Dril-Quip from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Dril-Quip pending the consummation of the mergers;

•

that the merger agreement restricts Dril-Quip’s ability to entertain other acquisition proposals and to terminate the merger agreement to enter into a superior proposal unless certain conditions are satisfied, and requires that Dril-Quip hold the special meeting even if the Dril-Quip Board changes its recommendation;

•	the possibility of losing key employees and skilled workers as a result of the expected consolidation of Dril-Quip’s and Innovex’s personnel when the mergers are completed; and

•	other risks of the type and nature described in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

This discussion of the information and factors considered by the Dril-Quip Board in reaching its conclusion and recommendations is intended to include all of the material factors considered by the Dril-Quip Board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Dril-Quip Board in evaluating the merger agreement and the related transactions contemplated thereby, and the complexity of these matters, the Dril-Quip Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Dril-Quip Board may have given different weight to different factors. The Dril-Quip Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the transactions contemplated thereby.

It should be noted that this explanation of the reasoning of the Dril-Quip Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Innovex’s Reasons for the Mergers

Innovex considered a number of key factors in entering into the merger agreement, including, among others:

•

Innovex’s belief that the breadth and diversity of the combined company’s portfolio of products and services will create the opportunity to cross-sell Innovex’s products alongside select Dril-Quip offerings and to facilitate further market penetration of Innovex’s existing deepwater well construction portfolio;

•

Innovex’s belief that the combined company’s complementary customer relationships, services and solutions will increase the combined company’s global scale and footprint across several growing markets (including Saudi Arabia, Mexico, South America and the Asia Pacific region);

•

Innovex’s belief that the combined company can enable the growth of Innovex’s broad downhole tools portfolio across the large Canadian onshore market through Dril-Quip’s strong Canadian footprint and customer relationships and accelerate the marketing of Dril-Quip’s leading onshore Canadian wellhead business in the U.S. onshore market through Innovex’s operational and sales infrastructure;

•	Innovex’s expectation that the combined company will achieve annual cost synergies of approximately $30 million within 24 months after the mergers close;

•

Innovex’s expectation that the combined company will provide greater opportunities for research and development related to Dril-Quip’s and Innovex’s respective commitments to the continued development of technologies that will utilize best-in-class research and development capabilities to deliver next-generation, innovative products and to position the combined company at the forefront of energy technologies and solutions;

•

Innovex’s expectation that the mergers will result in a combined company that is superior operationally due to increased scale and scope, and in terms of enhancing value for Innovex’s stockholders than if Innovex continued to operate as an independent, standalone company;

•	Innovex’s expectation that the combined company will create a more flexible and lean manufacturing footprint to deliver cost-effective and high-quality mission-critical products;

•

Innovex’s belief that the combined company will have increased access to sources of capital and a broader range of investors to support the development and increased capacity for the combined company’s product and service offerings as compared to Innovex continuing to operate as a privately held company;

•

Innovex’s belief that the mergers will provide the existing stockholders of Innovex with greater liquidity by exchanging their Innovex shares of common stock for Dril-Quip’s publicly traded stock, which could also provide the combined company with an enhanced ability to pursue acquisitions and other synergies-focused consolidation opportunities in the future; and

•

Innovex’s belief that the combined company board, which immediately after the closing of the mergers will have nine members, including four directors designated by Innovex, Adam Anderson, the current Chief Executive Officer of Innovex (and who will serve as the Chief Executive Officer of the combined company), and four directors designated by Dril-Quip, will provide continuity as to strategy, operational focus and financial discipline and opportunities for organizational advancement.

Unaudited Prospective Financial Information

Dril-Quip and Innovex do not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Dril-Quip and Innovex are including certain unaudited prospective financial information in this section of this proxy statement/prospectus because it was among the financial information made available in connection with the Dril-Quip Board’s and the Innovex Board’s, as applicable, valuation of the mergers and the other transactions contemplated by the merger agreement. Certain of the unaudited prospective financial information also was provided to Citi for its use and reliance in connection with its financial analyses and opinion described in the section titled “—Opinion of Dril-Quip’s Financial Advisor.” The inclusion of this information should not be regarded as an indication that any of Dril-Quip, Innovex, any of their respective affiliates, officers, directors, advisors or other representatives or any other recipient of this information considered or now considers it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance. Actual future results could vary materially from such prospective financial information. As such, Dril-Quip stockholders are cautioned not to place undue reliance on the unaudited prospective financial information, including whether to vote for the merger proposals or any other matter.

This information was prepared solely for internal use and is subjective in many respects. The Dril-Quip projections (as defined below) were based solely upon information available to Dril-Quip’s management and the Innovex projections (as defined below) were based solely upon information available to Innovex’s management, in each case at the time of preparation.

While presented with numerical specificity, the Dril-Quip projections and the Innovex projections reflect numerous estimates and assumptions that were deemed to be reasonable as of the respective dates the estimates and assumptions were made but are inherently uncertain and may be beyond the control of Dril-Quip’s and Innovex’s management, as applicable. These assumptions include, but are not limited to, Dril-Quip’s and Innovex’s future results, oilfield services industry activity, commodity prices, demand for natural gas and crude oil, capital availability, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” The Dril-Quip projections, with respect to Dril-Quip, and the Innovex projections, with respect to Innovex, reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Dril-Quip and Innovex can give no assurance that their respective unaudited prospective financial information and the underlying estimates and assumptions will be realized.

In addition, since the Dril-Quip projections and the Innovex projections are inherently forward looking and cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Dril-Quip projections or the Innovex projections not to be realized include, but are not limited to, risks and uncertainties relating to Dril-Quip’s and Innovex’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section of this proxy statement/prospectus entitled “Risk Factors.” See also “Cautionary Note Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The Dril-Quip projections and the Innovex projections were not prepared with a view toward public disclosure, nor were such projections prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Dril-Quip’s independent registered public accounting firm, Innovex’s independent certified public accounting firm nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of the independent registered public accounting firm to Dril-Quip contained in its Annual Report on Form 10-K, as amended, for the year ended December 31, 2023, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Dril-Quip, and such report does not extend to the Dril-Quip projections included below and should not be read to do so. The report of Innovex’s independent certified public accounting firm contained in this proxy statement/prospectus relates to historical financial information of Innovex, and such report does not extend to the Innovex projections included below and should not be read to do so. The unaudited prospective financial information set forth in this section of this proxy statement/prospectus entitled “Unaudited Prospective Financial Information” has been prepared by, and is the responsibility of, with respect to the Dril-Quip projections, Dril-Quip management and, with respect to the Innovex projections, Innovex management.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date such projections were prepared. Dril-Quip and Innovex can give no assurance that, had the Dril-Quip projections or the Innovex projections, as applicable, been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Dril-Quip and Innovex do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the Dril-Quip projections or the Innovex projections, as applicable, to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown not to be appropriate, including with respect to the accounting treatment of the mergers under GAAP, or to reflect changes in general economic or industry conditions.

The Dril-Quip projections, with respect to Dril-Quip, and the Innovex projections, with respect to Innovex, do not take into account all the possible financial and other effects on Dril-Quip or Innovex, respectively, of the mergers, the effect on Dril-Quip or Innovex, respectively of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the Dril-Quip projections and the Innovex projections do not take into account the effect on Dril-Quip or Innovex, respectively, of any possible failure of the mergers to occur. None of Dril-Quip, Innovex, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Dril-Quip or Innovex stockholder or other person regarding Dril-Quip’s or Innovex’s ultimate performance compared to the information contained in the Dril-Quip projections or the Innovex projections, as applicable, or that the forecasted results will be achieved. The inclusion of the Dril-Quip projections and the Innovex projections herein should not be deemed an admission or representation by Dril-Quip, Innovex, as applicable, or their respective affiliates, officers, directors, advisors or other representatives that it is viewed as material information of Dril-Quip or Innovex, particularly in light of the inherent risks and uncertainties associated with such forecasts.

The unaudited prospective financial information of Dril-Quip and Innovex included in this proxy statement/prospectus has been prepared by, and is the responsibility of, the management of Dril-Quip or the management of Innovex, as applicable. Neither PricewaterhouseCoopers LLP (“PwC”), the independent registered accountant of Dril-Quip, nor Grant Thornton LLP (“Grant Thornton”), the independent certified public accountants of Innovex, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying unaudited prospective financial information and, accordingly, neither PwC nor Grant Thornton expresses an opinion or any other form of assurance with respect thereto. The report of PwC with respect to Dril-Quip, incorporated by reference in this proxy statement/prospectus relates to the historical financial statements of Dril-Quip, does not extend to the unaudited prospective financial information of Dril-Quip and should not be read to do so. The report of Grant Thornton with respect to Innovex’s audited financial statements included elsewhere in this proxy statement/prospectus, relates to the historical financial statements of Innovex, does not extend to the unaudited prospective financial information of Innovex and should not be read to do so.

In light of the foregoing, and considering the uncertainties inherent in any forecasted information, holders of Dril-Quip common stock are cautioned not to place undue reliance on such information, and Dril-Quip urges all holders of Dril-Quip common stock to review Dril-Quip’s most recent SEC filings for a description of Dril-Quip’s reported financial results and Innovex’s historical financial information included elsewhere in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Dril-Quip’s Projections

In preparing the Dril-Quip projections described below, Dril-Quip management made numerous assumptions regarding Dril-Quip business, including, but not limited to:

•

Market growth assumptions during the forecast period, which were based published industry information from reputable sources such as Rystad Energy and Spears & Associates, including deepwater and land wells drilled;

•

Revenue growth relied on a combination of the aforementioned market growth over the period as well as continued expansion and market share gains of existing product lines, including growth due to product sales related to energy transition;

•	Any inflation in costs incurred would be passed through to customers;

•	Capital expenditures during the projection period would be a consistent percentage of revenue;

•	Additional margin expansion would occur as a consequence of improved operating efficiency during the projection period; and

•	An effective tax rate of 30% during the projection period.

The following table presents selected unaudited prospective financial data of Dril-Quip (referred to herein as the “Dril-Quip projections”):

	Year Ended December 31,
	2024E	2025E	2026E	2027E	2028E
	(in millions)
Total Revenues	$505	$585	$616	$639	$661
Adjusted EBITDA (1)	$71	$118	$127	$132	$137
Capital Expenditures	($19)	($18)	($18)	($19)	($20)
Free Cash Flow (2)	$57	$36	$71	$80	$86

(1)

Adjusted EBITDA is defined as net income excluding income taxes, interest income and expense, depreciation and amortization expense, stock-based compensation, non-cash gains or losses from foreign currency exchange rate changes as well as other significant non-cash items and other adjustments for certain charges and credits. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for income (loss) or other measures prepared in accordance with GAAP.

(2)	Free Cash Flow is defined as cash flow from operating activities less capital expenditures.

Innovex’s Projections

In preparing the Innovex’s projections described below, Innovex’s management made numerous assumptions regarding Innovex’s business, including, but not limited to:

•

Market growth assumptions during the forecast period, including NAM and International and Offshore rig count levels, which were based on management’s views of macro-economic patterns that influence the industry, including oil and gas commodity prices, drilling and completion spending and activity levels, and spending for intervention and other production enhancement services. Management’s view was informed by interactions with customers and from published industry information from reputable sources;

•	Revenue growth relied on a combination of the aforementioned market growth over the forecast period as well as continued expansion and market share gains;

•	Pricing levels were assumed to remain relatively stable throughout the forecast period and that any inflation in costs incurred would be passed through to customers;

•

Capital expenditures during the projection period were forecast to be sufficient to cover the maintenance capital needs of the organization as well as the capital needs required to achieve the forecasted growth in revenue;

•	Additional margin expansion would occur as a consequence of improved operating efficiency during the projection period; and

•	No material changes in domestic or international tax regimes would be experienced during the projection period and the effective tax rate would remain generally constant as a percentage of revenue.

The following table presents selected unaudited prospective financial data of Innovex (referred to herein as the “Innovex projections”):

	Year Ended December 31,
	2024E	2025E	2026E	2027E	2028E
	(in millions)
Total Revenues	$560	$639	$677	$718	$761
Adjusted EBITDA (1)	$124	$144	$154	$163	$173
Capital Expenditures	($17)	($19)	($20)	($22)	($23)
Free Cash Flow (2)	$82	$76	$92	$97	$102

(1)

Solely for the purposes of the Innovex projections, Adjusted EBITDA is defined as net income excluding income taxes, interest income and expense, depreciation and amortization expense, stock-based compensation as well as other significant non-cash items and other adjustments for certain charges and credits and excludes the impact of Innovex’s equity method investment in DWS.

(2)	Solely for purposes of the Innovex projections, Free Cash Flow is defined as operating cash flow less capital expenditures plus distributions received from Innovex’s minority investment in DWS.

Certain of the measures included in the Dril-Quip projections and the Innovex projections are non-GAAP financial measures, including Adjusted EBITDA and Free Cash Flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Dril-Quip and Innovex are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.

DRIL-QUIP AND INNOVEX DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE DRIL-QUIP PROJECTIONS OR THE INNOVEX PROJECTIONS, AS APPLICABLE, TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF THE MERGER AGREEMENT OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING ANY SUCH PROJECTIONS ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Non-GAAP Financial Information

The non-GAAP measures presented above were used by each of the Dril-Quip Board and the Innovex Board in connection with its consideration of the mergers and relied upon by Citi, at the direction of the Dril-Quip Board, in connection with its financial analyses and opinion. Financial measures provided to a financial advisor in connection with a business combination such as the mergers are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of these non-GAAP financial measures were not provided to or relied upon by the Dril-Quip Board or the Innovex Board in connection with their respective consideration of the mergers or by Citi in connection with its financial analyses or opinion. Accordingly, no reconciliations of the non-GAAP financial measures included in the financial projections is provided in this proxy statement/prospectus.

Opinion of Dril-Quip’s Financial Advisor

Dril-Quip has engaged Citi as Dril-Quip’s financial advisor in connection with the proposed mergers. In connection with Citi’s engagement, the Dril-Quip Board requested that Citi evaluate the fairness, from a financial point of view, to Dril-Quip of the aggregate merger consideration provided for pursuant to the merger agreement, which aggregate merger consideration Citi was advised implies a pro forma equity ownership interest in Dril-Quip upon consummation of the first merger by the securityholders of Innovex immediately prior to consummation of the first merger of 48% on a fully-diluted basis. On March 17, 2024, at a meeting of the

Dril-Quip Board held to evaluate the proposed mergers, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated March 17, 2024, to the Dril-Quip Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, the aggregate merger consideration provided for pursuant to the merger agreement was fair, from a financial point of view, to Dril-Quip.

The full text of Citi’s written opinion, dated March 17, 2024, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Dril-Quip Board (in its capacity as such) in connection with its evaluation of the aggregate merger consideration from a financial point of view to Dril-Quip and did not address any other terms, aspects or implications of the mergers. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Dril-Quip to effect or enter into the mergers, the relative merits of the mergers as compared to any alternative business strategies that might exist for Dril-Quip or the effect of any other transaction that Dril-Quip might engage in or consider. Citi’s opinion was not intended to be and did not constitute a recommendation as to how the Dril-Quip Board, and is not intended to be and does not constitute a recommendation as to how any securityholder, should vote or act on any matters relating to the proposed mergers or otherwise.

In arriving at its opinion, Citi:

•	reviewed a draft, dated March 17, 2024, of the merger agreement;

•

held discussions with certain senior officers, directors and other representatives of Dril-Quip and certain senior officers and other representatives of Innovex concerning the businesses, operations and prospects of Dril-Quip and Innovex;

•

reviewed certain publicly available and other business and financial information relating to Dril-Quip and Innovex provided to or discussed with Citi by the managements of Dril-Quip and Innovex, including certain financial forecasts and other information and data relating to Dril-Quip prepared by the management of Dril-Quip and certain financial forecasts and other information and data relating to Innovex prepared by the management of Innovex as approved by the management of Dril-Quip;

•

reviewed certain information and data provided to or discussed with Citi by the managements of Dril-Quip and Innovex relating to the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by such managements to result from the mergers;

•

reviewed the financial terms of the mergers as set forth in the merger agreement in relation to, among other things, current and historical market prices of Dril-Quip common stock, the financial condition and certain historical and projected financial and operating data of Dril-Quip and Innovex, and the capitalization of Dril-Quip and Innovex;

•

reviewed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations Citi considered relevant in evaluating those of Dril-Quip and Innovex;

•

reviewed certain potential pro forma financial effects of the mergers utilizing the financial forecasts and other information and data and potential strategic implications and financial and operational benefits referred to above; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In connection with Citi’s engagement, at the request of Dril-Quip, Citi held discussions with certain third parties regarding a potential transaction involving Dril-Quip.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements and other representatives of Dril-Quip and Innovex that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data that Citi was directed to utilize in its analyses, Citi was advised by the managements of Dril-Quip and Innovex and Citi assumed, with Dril-Quip’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, as the case may be, as to, and were a reasonable basis upon which to evaluate, the future financial performance of Dril-Quip and Innovex, the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by such managements to result from, and other potential pro forma financial effects of, the mergers and the other matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which they were based) provided to or otherwise reviewed by or discussed with Citi and Citi assumed, with Dril-Quip’s consent, that the financial results, including with respect to the potential strategic implications and financial and operational benefits anticipated to result from the mergers, reflected in such financial forecasts and other information and data would be realized in the amounts and at the times projected.

Citi relied, at Dril-Quip’s direction, upon the assessments of the managements of Dril-Quip and Innovex, as the case may be, as to, among other things, (i) the potential impact on Dril-Quip and Innovex of macroeconomic, geopolitical, market, competitive, seasonal and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the energy equipment and services industry, including with respect to the availability and pricing of commodities, raw materials and finished goods and supply and demand for oil and natural gas, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Citi’s analyses or opinion, (ii) Innovex’s disclosure controls and procedures, including implications of material weaknesses identified in Innovex’s internal control over financial reporting and the remediation of such material weaknesses, (iii) Dril-Quip’s and Innovex’s completed acquisitions, including financial and other aspects involved and the ability to integrate acquired businesses and realize the potential benefits thereof, (iv) the existing and future products and intellectual property of Dril-Quip and Innovex, (v) existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees, customers, suppliers, service providers and other commercial relationships of Dril-Quip and Innovex, and (vi) the ability of Dril-Quip to integrate the operations of Dril-Quip and Innovex and to realize the potential strategic implications and financial and operational benefits as contemplated. Citi assumed, with Dril-Quip’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on Dril-Quip, Innovex or the mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.

Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Dril-Quip, Innovex or any other entity nor did Citi make any physical inspection of the properties or assets of Dril-Quip, Innovex or any other entity. Citi did not evaluate the solvency or fair value of Dril-Quip, Innovex or any other entity under any state, federal, provincial or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations or the potential impact thereof on Dril-Quip, Innovex or any other entity or the mergers.

Citi assumed, with Dril-Quip’s consent, that the mergers would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the mergers or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, would be imposed or occur that would have an adverse effect on Dril-Quip, Innovex or the mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi also assumed, with Dril-Quip’s consent, that the mergers will qualify for the intended tax treatment contemplated by the merger agreement. Representatives of Dril-Quip advised Citi, and Citi further assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citi. Citi’s opinion, as set forth therein, related to the relative values of Dril-Quip and Innovex (after taking into account the Innovex special cash dividend to holders of Innovex common stock). Citi did not express any view or opinion as to the actual value of Dril-Quip common stock when issued in connection with the first merger or the prices at which Dril-Quip common stock, Innovex common stock or any other securities of Dril-Quip or Innovex may trade or otherwise be transferable at any time, including following the announcement or consummation of the mergers. Citi also did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the mergers or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Dril-Quip, Innovex or the mergers (including the contemplated benefits thereof), and Citi relied, with Dril-Quip’s consent, upon the assessments of representatives of Dril-Quip as to such matters.

Citi’s opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, to Dril-Quip of the aggregate merger consideration (to the extent expressly specified herein), and did not address any other terms, aspects or implications of the mergers, including, without limitation, the form or structure of the mergers, the exercise of any drag-along rights by consenting stockholders of Innovex, any governance arrangements or any terms, aspects or implications of any registration rights or stockholders agreements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the mergers or otherwise. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Dril-Quip to effect or enter into the mergers, the relative merits of the mergers as compared to any alternative business strategies that might exist for Dril-Quip or the effect of any other transaction that Dril-Quip might engage in or consider. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the mergers, or any class of such persons, relative to the aggregate merger consideration or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect its opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the Dril-Quip Board was aware, the industries in which Dril-Quip and Innovex operate (including commodity prices related to such industries) and the securities of Dril-Quip have experienced and may continue to experience volatility and disruptions, and Citi expressed no view or opinion as to any potential effects of such volatility or disruptions on Dril-Quip, Innovex or the mergers (including the contemplated benefits thereof). The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of

Dril-Quip and Innovex. No company or business reviewed is identical or directly comparable to Dril-Quip or Innovex and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses reviewed or the results of any particular analysis.

The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the mergers. The type and amount of consideration payable in the mergers were determined through negotiations between Dril-Quip and Innovex and the decision to enter into the merger agreement was solely that of the Dril-Quip Board. Citi’s opinion was only one of many factors considered by the Dril-Quip Board in its evaluation of the mergers and should not be viewed as determinative of the views of the Dril-Quip Board or Dril-Quip management with respect to the mergers or the aggregate merger consideration.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses reviewed with the Dril-Quip Board and performed by Citi in connection with Citi’s opinion, dated March 17, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. Approximate implied equity value reference ranges derived from the financial analyses described below for Innovex and Dril-Quip were rounded to the nearest $5 million and approximate implied per share equity value reference ranges derived from the financial analyses described below for Dril-Quip were rounded to the nearest $0.10. For purposes of the financial analyses described below, (i) the term “adjusted EBITDA” generally refers to earnings before interest, taxes, depreciation, amortization and equity method investments, adjusted for certain non-recurring and non-cash items, and (ii) the term “adjusted EBITDA-Capex” generally refers to adjusted EBITDA, less capital expenditures.

In calculating implied fully-diluted equity ownership percentage reference ranges as reflected in the financial analyses described below, Citi divided (i) the low-ends (or high-ends, as the case may be) of the approximate implied equity value reference ranges derived for Innovex from such analyses by (ii) the sum of (a) the high-ends (or low-ends, as the case may be) of the approximate implied equity value reference ranges derived for Dril-Quip from such analyses and (b) the low-ends (or high ends, as the case may be) of the approximate implied equity value reference ranges derived for Innovex from such analyses in order to calculate the low-ends (or high-ends) of such fully-diluted equity ownership percentage reference ranges.

Selected Public Companies Analyses. Citi performed separate selected public companies analyses of Innovex and Dril-Quip in which Citi reviewed certain financial and stock market information relating to Innovex, Dril-Quip and the selected publicly traded companies listed below.

Innovex. In its selected public companies analysis of Innovex, Citi reviewed certain financial information relating to Innovex and certain financial and stock market information relating to the following seven selected companies that Citi considered generally relevant for purposes of analysis as publicly traded energy equipment and services companies with operations in the North American onshore markets (collectively, the “Innovex selected companies”):

•	Cactus, Inc.

•	ChampionX Corporation

•	Hunting PLC

•	NOV Inc.

•	Oil States International, Inc.

•	Schoeller-Bleckmann Oilfield Equipment AG

•	Weatherford International plc

Citi reviewed, among other information, enterprise values, calculated as implied equity values based on closing stock prices on March 15, 2024 plus total debt, preferred equity and non-controlling interests (as applicable) and less cash, cash equivalents and investments in unconsolidated affiliates (as applicable), as multiples of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA and calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex. Financial data of the Innovex selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Innovex was based on financial forecasts and other information and data provided by the management of Innovex.

The overall low to high calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples observed for the Innovex selected companies were 5.2x to 9.6x (with a median of 6.8x) and 4.6x to 8.5x (with a median of 6.0x), respectively. The overall low to high calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples observed for the Innovex selected companies were 7.2x to 11.1x (with a median of 9.6x) and 6.2x to 9.5x (with a median of 7.9x), respectively. Citi applied selected ranges of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples derived from the Innovex selected companies of 6.1x to 7.4x and 5.4x to 6.6x, respectively, and selected ranges of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples derived from the Innovex selected companies of 8.7x to 10.6x and 7.1x to 8.7x, respectively, to corresponding data of Innovex, in each case based on financial forecasts and other information and data provided by the management of Innovex.

This analysis indicated approximate implied equity value reference ranges for Innovex of $660 million to $825 million and $680 million to $855 million based on calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples, respectively, and $835 million to $1.040 billion and $795 million to $990 million based on calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples, respectively.

Dril-Quip. In its selected public companies analysis of Dril-Quip, Citi reviewed certain financial and stock market information relating to Dril-Quip and the following six selected companies that Citi considered generally relevant for purposes of analysis as publicly traded energy equipment and services companies (collectively, the “Dril-Quip selected companies”):

•	Cactus, Inc.

•	ChampionX Corporation

•	NOV Inc.

•	Oceaneering International, Inc.

•	Oil States International, Inc.

•	TechnipFMC plc

Citi reviewed the same information referred to above under “—Selected Public Companies Analyses—Innovex.” Financial data of the Dril-Quip selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Dril-Quip was based on financial forecasts and other information and data provided by the management of Dril-Quip, public filings and other publicly available information.

The overall low to high calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples observed for the Dril-Quip selected companies were 5.2x to 9.6x (with a median of 7.7x) and 4.6x to 8.5x (with a median of 6.3x), respectively. The overall low to high calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples observed for the Dril-Quip selected companies were 9.3x to 11.1x (with a median of 10.0x) and 7.6x to 9.5x (with a median of 8.0x), respectively. Citi applied selected ranges of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples derived from the Dril-Quip selected companies of 6.9x to 8.4x and 5.7x to 6.9x, respectively, and selected ranges of calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples derived from the Dril-Quip selected companies of 9.3x to 11.0x and 7.6x to 8.8x, respectively, to corresponding data of Dril-Quip, in each case based on financial forecasts and other information and data provided by the management of Dril-Quip.

This analysis indicated approximate implied equity value reference ranges for Dril-Quip of $705 million to $815 million (or approximately $19.90 to $22.90 per share) and $885 million to $1.035 billion (or approximately $24.90 to $29.10 per share) based on calendar year 2024 and calendar year 2025 estimated adjusted EBITDA multiples, respectively, and $700 million to $790 million (or approximately $19.80 to $22.30 per share) and $975 million to $1.100 billion (or approximately $27.50 to $31.00 per share) based on calendar year 2024 and calendar year 2025 estimated adjusted EBITDA-Capex multiples, respectively.

Utilizing the approximate implied equity value reference ranges derived for Innovex and Dril-Quip as described above, Citi calculated the following approximate implied fully-diluted pro forma equity ownership reference ranges for Innovex, as compared to Innovex’s fully-diluted pro forma equity ownership in the combined company upon consummation of the mergers based on the aggregate merger consideration:

Implied Fully-Diluted Pro Forma Equity Ownership Reference Ranges Based On:				Innovex Fully-Diluted Pro Forma Equity Ownership in the Mergers
CY2024E Adjusted EBITDA	CY2025E Adjusted EBITDA	CY2024E Adjusted EBITDA-Capex	CY2025E Adjusted EBITDA-Capex
45% - 54%	40% - 49%	51% - 60%	42% - 50%	48%

Discounted Cash Flow Analyses. Citi performed separate discounted cash flow analyses of Innovex and Dril-Quip.

Innovex. Citi performed a discounted cash flow analysis of Innovex by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Innovex was forecasted to generate during the fiscal years ending December 31, 2024 through December 31, 2028 based on financial forecasts and other information and data provided by the management of Innovex. For purposes of this analysis, stock-based compensation was treated as a cash expense. Citi calculated terminal values for Innovex by applying to the fiscal year 2028 estimated adjusted EBITDA of Innovex (inclusive of Innovex’s pro rata portion of estimated adjusted EBITDA attributable to unconsolidated affiliates) a selected range of adjusted EBITDA multiples of 5.0x to 7.0x. The present values (as of December 31, 2023) of the cash flows and terminal values were then calculated using a selected range of discount rates of 13.1% to 14.5%. This analysis indicated an approximate implied equity value reference range for Innovex of $665 million to $900 million.

Dril-Quip. Citi performed a discounted cash flow analysis of Dril-Quip by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Dril-Quip was forecasted to generate during the fiscal years ending December 31, 2024 through December 31, 2028 based on financial forecasts and other information and data provided by the management of Dril-Quip. For purposes of this analysis, stock-based compensation was treated as a cash expense. Citi calculated terminal values for Dril-Quip by applying to the fiscal year 2028 estimated adjusted EBITDA of Dril-Quip a selected range of adjusted EBITDA multiples of 5.0x to 7.0x. The present values (as of December 31, 2023) of the cash flows and terminal values were then calculated using a selected range of discount rates of 12.5% to 13.8%. This analysis indicated an approximate implied equity value reference range for Dril-Quip of $735 million to $910 million (or approximately $20.70 to $25.70 per share).

Utilizing the approximate implied equity value reference ranges derived for Innovex and Dril-Quip as described above, Citi calculated the following approximate implied fully-diluted pro forma equity ownership reference range for Innovex, as compared to Innovex’s fully-diluted pro forma equity ownership in the combined company upon consummation of the mergers based on the aggregate merger consideration:

Implied Fully-Diluted Pro Forma Equity Ownership Reference Range	Innovex Fully-Diluted Pro Forma Equity Ownership in the Mergers
42% - 55%	48%

Certain Additional Information

Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:

Illustrative Accretion (Dilution). Citi observed the illustrative potential pro forma financial effects of the mergers on Dril-Quip’s fiscal years 2025, 2026 and 2027 estimated earnings per share, estimated operating cash flow per share and estimated free cash flow per share based on financial forecasts and other information and data relating to Dril-Quip and Innovex provided by the managements of Dril-Quip and Innovex, public filings and other publicly available information after taking into account potential net synergies, the Innovex special cash dividend and transaction-related expenses anticipated by the managements of Dril-Quip and Innovex to result from the mergers, which indicated that the mergers could be accretive to Dril-Quip’s fiscal years 2025, 2026 and 2027 estimated earnings per share, estimated operating cash flow per share and estimated free cash flow per share relative to Dril-Quip on a standalone basis. Actual results achieved by Dril-Quip may vary from forecasted results and variations may be material.

Illustrative Has/Gets. Citi compared the approximate implied per share equity value reference ranges derived for Dril-Quip on a standalone basis as described above under “—Discounted Cash Flow Analyses—Dril-Quip” relative to the illustrative approximate implied per share equity value reference range for Dril-Quip pro forma for the mergers utilizing a selected range of adjusted EBITDA multiples of 5.0x to 7.0x and a selected range of discount rates of 11.8% to 13.1%, after taking into account potential net synergies, the Innovex special cash dividend and transaction-related expenses anticipated by the managements of Dril-Quip and Innovex to result from the mergers. Citi observed that the mergers could result in an approximate implied equity value reference range for Dril-Quip of $22.80 to $29.70 per share relative to the approximate implied equity value reference range for Dril-Quip on a standalone basis of $20.70 to $25.70 per share. Actual results achieved by Dril-Quip may vary from forecasted results and variations may be material.

Other. Citi also observed the following:

•

the historical closing price of Dril-Quip common stock during the 52-week period ended March 15, 2024, which indicated a low and high closing price of Dril-Quip common stock of approximately $19.61 per share and $30.53 per share, respectively; and

•	undiscounted publicly available Wall Street research analysts’ price targets for Dril-Quip common stock of $22.00, $24.00 and $40.00 per share.

Miscellaneous

Dril-Quip has agreed to pay Citi for its services in connection with the proposed mergers an aggregate fee of $9 million, of which a portion was payable upon delivery of Citi’s opinion and $7 million is payable contingent upon consummation of the mergers. In addition, Dril-Quip agreed to reimburse Citi for its expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement.

As the Dril-Quip Board was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Innovex and/or certain of its affiliates, including, during the approximate two-year period prior to the date of Citi’s opinion, having acted or acting as an underwriter for Innovex’s contemplated initial public offering. Citi and its affiliates did not receive any compensation from Innovex during the approximate two-year period prior to the date of Citi’s opinion, including in connection with Innovex’s contemplated (but unconsummated) initial public offering. Although Citi and its affiliates did not provide investment banking, commercial banking or other similar financial services during the two-year period prior to the date of Citi’s opinion to Dril-Quip unrelated to the mergers or to Amberjack (the principal stockholder of Innovex) for which services Citi or its affiliates received or expect to receive compensation, Citi and its affiliates in the future may provide such services to Dril-Quip and/or its affiliates or Amberjack and/or its affiliates or portfolio companies for which services Citi and its affiliates would expect to receive compensation. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of Dril-Quip, Innovex and their respective affiliates for their own account or for the account of customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Dril-Quip, Innovex and their respective affiliates.

Dril-Quip selected Citi to act as Dril-Quip’s financial advisor in connection with the proposed mergers based on Citi’s reputation, experience and familiarity with Dril-Quip, Innovex and their respective businesses. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Board of Directors and Management of the Combined Company

The merger agreement contains certain provisions relating to the governance of the combined company following completion of the mergers.

Board of Directors

Following the effective time, the combined company board will consist of nine directors, comprised of:

•	four directors designated by Dril-Quip, which will include the Chairperson of the Dril-Quip Board as of immediately prior to the effective time;

•	four directors designated by Innovex; and

•	the Chief Executive Officer of Innovex as of immediately prior to the effective time.

The parties intend that the composition of the combined company board represent, as a whole, diversity in professional background, experience, expertise (including as to financial matters) and perspective (including as to age, gender and ethnicity). All four of the Dril-Quip designees and at least one of the Innovex designees will meet the independence standards of the NYSE as may be applicable with respect to the combined company as of the effective time. Additionally, under the stockholders agreement, at least two of the Innovex designees must not be employees or affiliates of Amberjack.

The individuals designated to serve on the combined company board following the effective time include: (i) John Lovoi, Terence Jupp, Carri Lockhart and Benjamin M. Fink as Dril-Quip designees, (ii) Patrick Connelly, Jason Turowsky, Angie Sedita and Bonnie S. Black as Innovex designees and (iii) Adam Anderson (current Chief Executive Officer of Innovex). The combined company will take all actions necessary such that one of the Innovex designees will serve in the class of directors to be elected at the 2024 annual meeting of Dril-Quip stockholders, one of the Innovex designees will serve in the class of directors to be elected at the 2025 annual meeting of Dril-Quip stockholders and two of the Innovex designees will serve in the class of directors to be elected at the 2026 annual meeting of Dril-Quip stockholders.

Chairperson of the Combined Company Board

The Chairperson of the Dril-Quip Board as of immediately prior to the effective time will serve as the Chairperson of the combined company board following the effective time.

Committees of the Combined Company Board

In addition, at the effective time, (i) a Dril-Quip designee will be appointed as Chairperson of the Audit Committee, the Nomination & Corporate Governance Committee and the Compensation Committee of the combined company board and (ii) certain Innovex designees will be appointed to the Nomination & Corporate Governance Committee and the Compensation Committee of the combined company board.

Management

At the effective time, the following individuals will be appointed as executive officers of the combined company: Adam Anderson as Chief Executive Officer, Kendal Reed as Chief Financial Officer and Mark Reddout as President of North America. For additional information on executive officers of the combined company, see “Executive Compensation of the Combined Company”.

Treatment of Innovex Equity-Based Awards

The merger agreement provides for the treatment set forth below with respect to the awards held by Innovex’s non-employee directors and executive officers at the effective time. For additional information regarding treatment of awards held by Innovex’s executive officers upon certain terminations of employment or following the mergers, see “—Change in Control Payments and Benefits” below.

Innovex Stock Option Awards: Each Innovex stock option award that is outstanding immediately prior to the effective time will, at the effective time, be converted into the right to receive a number of shares of Dril-Quip common stock, equal to (a) the Innovex option cash equivalent divided by (b) the average Dril-Quip stock price (rounded up to the nearest whole cent), reduced by applicable tax withholding.

The following table sets forth, for each of Innovex’s executive officers and non-employee directors who have served at any time since January 1, 2023, the aggregate number of shares of Innovex common stock subject to outstanding stock options held by such executive officers and non-employee directors, as applicable, as of April 30, 2024.

Executive Officer Name	Number of Shares Subject to Outstanding Innovex Stock Option Awards (#)
Adam Anderson	186,240
Kendal Reed	75,100
Mark Reddout	113,158
Angie Sedita	5,000
Erik Hoover	4,700

Innovex Time-Based Restricted Stock Unit Awards: Each continuing RSU will, at the effective time, be converted into an award covering a number of shares of Dril-Quip common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of Innovex common stock subject to such award and (b) the per share merger consideration. If Dril-Quip stockholders approve the 2024 LTIP, the continuing RSUs will be considered substitute awards under the 2024 LTIP, subject to vesting over the same time period as was applicable under the respective continuing RSUs, but otherwise subject to the terms and conditions set forth in the 2024 LTIP. If Dril-Quip stockholders do not approve the 2024 LTIP, the continuing RSUs will be assumed by Dril-Quip on the same terms and conditions as were applicable to such awards as of immediately prior to the effective time (including vesting restrictions). Each Innovex RSU will be entitled to receive the number of shares of Dril-Quip common stock equal to the number of shares of Innovex common stock subject to such Innovex RSU multiplied by the per share merger consideration reduced by applicable tax withholding.

The following table sets forth, for each of Innovex’s executive officers and non-employee directors who have served at any time since January 1, 2023, (i) the aggregate number of shares of Innovex common stock subject to unvested time-based restricted stock unit awards held by such executive officers, which are continuing RSUs and (ii) the aggregate number of shares of Innovex common stock subject to unvested time-based restricted stock unit awards held by such executive officers and non-employee directors, as applicable, each, as of April 30, 2024.

Name	Number of Shares Subject to Outstanding Innovex Time- Based Restricted Stock Unit Awards (Continuing) (#)	Number of Shares Subject to Outstanding Innovex Time- Based Restricted Stock Unit Awards (Non- Continuing) (#)
Adam Anderson	136,405	225
Kendal Reed	47,551	125
Mark Reddout	18,750	225
Bonnie Black	9,250	—
Angie Sedita	6,250	—

Share Ownership

As described under “The Merger Agreement—Merger Consideration,” executive officers and non-employee directors of Innovex who beneficially own shares of Innovex common stock will be entitled to receive the per share merger consideration in respect of each share of Innovex common stock beneficially owned by them.

Indemnification and Insurance

Dril-Quip has agreed that it and the surviving company will indemnify and hold harmless to the fullest extent permitted by applicable law, each person who is now, or who has been at any time prior to the date hereof or who becomes prior to the effective time, a director and officer of Innovex or any of its subsidiaries (each, an “indemnified party,” and collectively the “indemnified parties”), against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Innovex or any subsidiary of Innovex, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time, whether asserted or claimed prior to, or at or after, the effective time, including in connection with the merger agreement, the mergers or the other transactions contemplated by the merger agreement, and Dril-Quip and the surviving company will also advance expenses as incurred to the fullest extent permitted under applicable law for a period of six years from the effective time, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

For a period of six years after the effective time, Dril-Quip will cause the surviving company to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Innovex, provided that that surviving company may substitute such existing policies with policies from a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured for claims arising from facts or events that occurred at or prior to the effective time (including in connection with the merger agreement or the mergers and other transactions contemplated by the merger agreement); provided that Dril-Quip shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Innovex prior to the date of the merger agreement in respect of the coverage required to be obtained pursuant to the merger agreement but in such case shall purchase as much coverage as reasonably practicable for such amount. However, prior to the effective time, Innovex may (or, if requested by Dril-Quip, will) purchase (and pay in full the aggregate premium for) a six year “tail” insurance policy on terms and conditions providing substantially equivalent benefits as the current policies of the directors’ and officers’ liability insurance maintained by Innovex with respect to claims arising from facts or events that occurred at or before the effective time (including in connection with the negotiation and execution of the merger agreement and the consummation of the transactions contemplated by the merger agreement) for a maximum cost of 300% of the last annual premium paid by Innovex prior to the date of the merger agreement in respect of the current policies of directors’ and officers’ liability insurance maintained by Innovex, which prepaid “tail” policy will include as much coverage as reasonably practicable for such amount. If Innovex obtains such prepaid “tail” policy prior to the effective time, Dril-Quip will maintain such policy for its full term and cause all obligations thereunder to be honored by the surviving company, and no other party will have any further obligation to purchase or pay for insurance under the merger agreement.

All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of expenses relating thereto existing at or prior to the time of the merger agreement in favor of any indemnified party as provided in the organizational documents of Innovex and its subsidiaries or any indemnification agreement between such indemnified party and Innovex or any of its subsidiaries, in each case will survive the merger and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.

The indemnification, exculpation and insurance provisions in the merger agreement are for the benefit of and enforceable by each of the indemnified parties, who are third-party beneficiaries of such provisions. For additional information, please see “The Merger Agreement—Covenants—Indemnification; Directors’ and Officers’ Insurance.”

Interests of Dril-Quip Directors and Executive Officers in the Mergers

In considering the recommendation of the Dril-Quip Board that stockholders vote “FOR” the merger proposals, Dril-Quip stockholders should be aware that the executive officers and directors of Dril-Quip have interests in the mergers that may be different from, or in addition to, those of Dril-Quip stockholders generally.

These interests are described below. The Dril-Quip Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement, and in recommending the approval of the merger proposals.

Dril-Quip Non-Employee Director Restricted Stock Awards

For purposes of the 2017 Omnibus Incentive Plan of Dril-Quip, Inc., as amended (the “2017 Omnibus Incentive Plan”), the completion of the mergers will constitute a “change in control.” As a result, all time-based restricted stock awards held by Dril-Quip’s non-employee directors will become automatically vested upon the completion of the mergers.

The following table sets forth, for each Dril-Quip non-employee director, the aggregate number of shares of Dril-Quip common stock subject to time-based restricted stock awards held by such non-employee director as of December 31, 2023.

Non-Employee Director Name	Number of Shares Subject to Outstanding Dril-Quip Non-Employee Director Restricted Stock Awards (#)
John V. Lovoi	15,324
Terence B. Jupp	15,078
Carri A. Lockhart	9,167
Darryl K. Willis	12,397

Dril-Quip Executive Officers

Change in Control Payments and Benefits

For purposes of the agreements described below, the completion of the mergers will constitute a “change in control” as defined within the applicable documents.

Dril-Quip has entered into an employment agreement with each of its NEOs, Jeffrey J. Bird, Kyle F. McClure, James C. Webster and Donald M. Underwood (as each may be amended from time to time, the “Dril-Quip employment agreements”), pursuant to which the executive officers may become eligible to receive severance benefits upon a qualifying termination of employment following the mergers.

If Mr. Bird’s employment is terminated by Dril-Quip without “cause” or by Mr. Bird for “good reason” (each term as defined in the employment agreement) prior to the end of the “employment term” (as defined in the employment agreement) and not during the period commencing on the occurrence of a Change of Control (as defined in the employment agreement) and ending on the third anniversary of such date (the “change of control period”), Mr. Bird will receive the following severance payments and benefits: (i) a lump sum cash payment equal to two times Mr. Bird’s annual base salary and (ii) continued medical, dental, vision and life insurance coverage until the earlier of Mr. Bird’s receipt of equivalent coverage and benefits under the plans of a subsequent employer or two years after the date of termination. Mr. Bird’s receipt of these payments and benefits is subject to his execution and non-revocation of a release of claims and his continued compliance with the confidentiality, non-competition and non-solicitation covenants set forth in the employment agreement as well as any post-separation obligations included in any other agreement between Dril-Quip and Mr. Bird.

If Mr. Bird’s employment is terminated prior to the end of the employment term and during a change of control period by Dril-Quip without cause or by Mr. Bird for good reason, Mr. Bird will receive the following change of control severance payments and benefits: (i) a lump sum cash payment equal to three times Mr. Bird’s annual base salary, (ii) a lump sum cash payment equal to a pro rata portion of the greater of the target annual bonus for the year of termination or the average annual bonus amount paid for the three most recent

“performance periods” (as defined in the employment agreement), (iii) a lump sum cash payment in an amount equal to three times the greater of the target annual bonus for the year of termination or the average annual bonus amount paid for the three most recent performance periods, (iv) unless greater benefits are otherwise provided under the applicable award agreements, immediate vesting of any stock options, restricted stock awards or performance stock units (with performance awards vesting at target) previously granted to Mr. Bird and outstanding as of the time immediately prior to the date of his termination and the extension of the exercise period (if applicable to an award) until the earlier of the first anniversary of the date of termination and the expiration date of the award and (v) continued medical, dental, vision and life insurance coverage until the earlier of Mr. Bird’s receipt of equivalent coverage and benefits under the plans of a subsequent employer or three years after the date of termination. Mr. Bird’s receipt of these payments and benefits is subject to his execution and non-revocation of a release of claims and his continued compliance with the confidentiality, non-competition and non-solicitation covenants set forth in the employment agreement as well as any post-separation obligations included in any other agreement between Dril-Quip and Mr. Bird.

In addition, Mr. Bird is subject to a perpetual covenant not to use or disclose Dril-Quip’s trade secrets or confidential information and non-competition and non-solicitation covenants during the term of his employment and for 12 months following his termination.

The employment agreements with Messrs. McClure, Webster and Underwood include similar termination and severance provisions. If the executive’s employment is terminated by Dril-Quip without “cause” or by the executive for “good reason” (each term as defined in the applicable employment agreement) prior to the end of the “employment term” and not during a “change of control period” (each term as defined in the applicable employment agreement), the executive will receive the following payments and benefits: (i) a lump sum cash payment equal to one times the executive’s annual base salary and (ii) continued medical, dental, vision and life insurance coverage until the earlier of the executive’s receipt of equivalent coverage and benefits under the plans of a subsequent employer or one year after the date of termination.

The executive’s receipt of these payments and benefits is subject to his execution and non-revocation of a release of claims and his continued compliance with the confidentiality, non-competition and non-solicitation covenants set forth in the employment agreement as well as any post-separation obligations included in any other agreement between Dril-Quip and the executive.

The employment agreements with Messrs. McClure, Webster and Underwood include similar change of control severance provisions. If the executive’s employment is terminated prior to the end of the employment term and during a change of control period by Dril-Quip without cause or by the executive for good reason, the executive will receive the following payments and benefits: (i) a lump sum cash payment equal to two times annual base salary, (ii) a lump sum cash payment equal to a pro rata portion of the greater of the target annual bonus for the year of termination or the average annual bonus amount paid for the three most recent “performance periods” (as defined in the employment agreement), (iii) a lump sum cash payment in an amount equal to two times the greater of the target annual bonus for the year of termination or the average annual bonus amount paid for the three most recent performance periods, (iv) unless greater benefits are otherwise provided under the applicable award agreements, immediate vesting of any stock options, restricted stock awards or performance stock units (with performance awards vesting at target) previously granted to the executive and outstanding as of the time immediately prior to the date of his termination and the extension of the exercise period (if applicable to an award) until the earlier of the first anniversary of the date of termination and the expiration date of the award and (v) continued medical, dental, vision and life insurance coverage until the earlier of the executive receipt of equivalent coverage and benefits under the plans of a subsequent employer or two years after the date of termination. The executive’s receipt of these payments and benefits is subject to his execution and non-revocation of a release of claims and his continued compliance with the confidentiality, non-competition and non-solicitation covenants set forth in the employment agreement as well as any post-separation obligations included in any other agreement between Dril-Quip and the executive.

In addition, the executive is subject to a perpetual covenant not to use or disclose Dril-Quip’s trade secrets or confidential information and non-competition and non-solicitation covenants during the term of his employment and for 12 months following his termination.

Quantification of Potential Payments and Benefits to Dril-Quip’s Executive Officers

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the mergers that the Dril-Quip NEOs could receive in connection with the mergers. Such amounts have been calculated assuming that (a) the mergers closed on the latest practicable date of April 30, 2024, (b) the value per share of Innovex common stock on the completion of the mergers is $24.50 (which, in accordance with SEC requirements, is the average closing price of Dril-Quip common stock over the first five business days following the first public announcement of the mergers), (c) none of the Dril-Quip NEOs receives any additional equity-based awards following the date hereof, (d) each Dril-Quip NEOs is terminated by Dril-Quip immediately following the completion of the mergers (making all payments and benefits below attributable to a “double-trigger” arrangement), and (e) each Dril-Quip NEO has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive all payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the Dril-Quip NEOs below may materially differ from the amounts set forth below.

For purposes of the following, the mergers will constitute a “change in control” under the Dril-Quip employment agreements and the 2017 Omnibus Incentive Plan.

Change in Control Compensation
Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Jeffrey J. Bird	4,114,500	6,268,913	55,268	10,438,681
Kyle F. McClure	1,661,520	3,346,406	36,185	5,044,111
James C. Webster	1,545,600	2,628,973	32,767	4,207,340
Don Underwood	1,121,340	996,195	32,767	2,150,302

(1)

These amounts reflect the cash severance payment payable under the employment agreements with each Dril-Quip NEO described under “—Change in Control Payments and Benefits” above in the event of a qualifying termination of his employment during a change in control period. Such cash severance is “double-trigger,” which means that a Dril-Quip NEO must experience a qualifying termination on or within three years following a change in control of Dril-Quip. Details of the cash payments are shown in the following supplemental table:

Name	Cash Severance ($) (a)	Bonus ($) (b)	Cash Total ($)
Jeffrey J. Bird	3,900,000	214,500	4,114,500
Kyle F. McClure	1,548,000	113,520	1,661,520
James C. Webster	1,440,000	105,600	1,545,600
Don Underwood	1,056,000	65,340	1,121,340

(a)

These amounts reflect the total cash severance payments, which is equal to (i) three times the sum of Mr. Bird’s base salary and target annual bonus and (ii) two times the sum of base salary and target annual bonus for all other Dril-Quip NEOs.

(b)	The pro-rated target bonus is calculated assuming a termination date of April 30, 2024.

(2)

These amounts reflect the value of Dril-Quip Restricted Stock and Dril-Quip Performance Units, as described under “—Dril-Quip Executive Officers Restricted Stock Awards” and “—Dril-Quip Executive Officers Performance Unit Awards.” The 2021 Dril-Quip Restricted Stock Awards and Performance Unit

Awards outstanding as of the date of the merger agreement that remain outstanding as of the closing of the mergers will fully vest upon the mergers (and such vesting is therefore pursuant to a “single-trigger” arrangement), with Performance Units deemed earned based on target performance levels pursuant to the terms of the employment agreements. The 2022 and 2023 Dril-Quip Restricted Stock Awards and Performance Unit Awards are “double-trigger,” with Performance Units deemed earned based on target performance levels. The amount is based on a per share value of Dril-Quip common stock of $24.50. Details of the equity award payments are shown below under “—Dril-Quip Executive Officers Restricted Stock Awards” and “—Dril-Quip Executive Officers Performance Unit Awards.”

(3)

These amounts reflect the estimated value of perquisites and benefits payable or provided under the employment agreements with each Dril-Quip NEO described under “—Change in Control Payments and Benefits” above in the event of a qualifying termination of his employment during a change in control period. Such perquisites and benefits are “double-trigger,” which means that a Dril-Quip NEO must experience a qualifying termination on or within three years following a change in control of Dril-Quip. These amounts reflect the estimated cost of continued medical coverage at no cost to Mr. Bird for 36 months and all other Dril-Quip NEOs for 24 months.

Dril-Quip Executive Officers Restricted Stock Awards

For purposes of the 2017 Omnibus Incentive Plan, the completion of the mergers will constitute a “change in control.” As a result, all restricted shares of Dril-Quip common stock held by Dril-Quip’s executive officers will become automatically vested upon the completion of the mergers.

The following table sets forth, for each Dril-Quip executive officer, the aggregate number of shares of Dril-Quip common stock subject to restricted shares held by such executive as of April 30, 2024.

Executive Officer Name	Number of Shares Subject to Outstanding Dril-Quip Restricted Stock Awards (#)	Value of Outstanding Dril- Quip Restricted Stock Awards ($)
Jeffrey J. Bird	104,828	2,568,286
Kyle F. McClure	55,399	1,357,276
James C. Webster	43,170	1,057,665
Don Underwood	16,919	414,516

Dril-Quip Executive Officers Performance Unit Awards

For purposes of the 2017 Omnibus Incentive Plan, the completion of the mergers will constitute a “change in control.” As a result, the performance units of Dril-Quip common stock, deemed to be achieved at the target level, held by Dril-Quip’s executive officers will become automatically vested upon the completion of the mergers.

The following table sets forth, for each Dril-Quip executive officer, the aggregate number of shares of Dril-Quip common stock subject to performance units held by such executive as of April 30, 2024.

Executive Officer Name	Number of Shares Subject to Outstanding Dril-Quip Performance Unit Awards (#)	Value of Outstanding Dril-Quip Performance Unit Awards ($)
Jeffrey J. Bird	151,046	3,700,627
Kyle F. McClure	81,189	1,989,131
James C. Webster	64,135	1,571,308
Don Underwood	23,742	581,679

Material U.S. Federal Income Tax Consequences

The following general discussion sets forth the material U.S. federal income tax consequences of the integrated mergers to U.S. holders (as defined below) of Innovex common stock that exchange their shares of Innovex common stock for Dril-Quip common stock in the first merger. This discussion does not address any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. In addition, it does not address any alternative minimum tax consequences of the integrated mergers or the potential application of the Medicare contribution tax on net investment income. This discussion is based upon the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date hereof. These laws may change, possibly retroactively, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only consequences to those U.S. holders that hold their shares of Innovex common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or that may be applicable to U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities elects mark-to-market treatment;

•	a holder of Innovex common stock or Innovex equity awards that received Innovex common stock or Innovex equity awards through a tax-qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Innovex common stock that holds Innovex common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); or

•	a United States expatriate.

THE TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO AN INNOVEX STOCKHOLDER MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN DRIL-QUIP’S OR INNOVEX’S CONTROL. ALL INNOVEX STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

U.S. Holder Defined

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Innovex common stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Innovex common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, if you are a partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Innovex common stock, you should consult your tax advisor regarding the tax consequences to you of the integrated mergers.

Determining the tax consequences of the integrated mergers may be complex. U.S. holders of Innovex common stock should consult with their own tax advisors as to the tax consequences of the integrated mergers in light of their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. state or local, non-U.S. or other tax laws and of changes in those laws.

Tax Consequences of the Mergers in General

The integrated mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Dril-Quip and Innovex intend to report the integrated mergers consistent with such qualification. Dril-Quip and Innovex have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the integrated mergers as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences if the Mergers Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code

The integrated mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the integrated mergers are so treated, the material U.S. federal income tax consequences of the integrated mergers to U.S. holders of Innovex common stock will be as follows:

•	a U.S. holder generally will not recognize gain or loss except with respect to cash paid in lieu of fractional shares of Dril-Quip common stock (as discussed below).

•

the aggregate tax basis in the shares of Dril-Quip common stock that a U.S. holder receives in the first merger (including any fractional share interests deemed received and sold, as described below) will equal the U.S. holder’s aggregate adjusted tax basis in the Innovex common stock exchanged for such Dril-Quip common stock in the first merger.

•

a U.S. holder’s holding period for the shares of Dril-Quip common stock received in exchange for shares of Innovex common stock in the first merger (including a fractional share interest deemed received and sold, as described below) will include the holding period for the shares of the Innovex common stock exchanged for such Dril-Quip common stock in the first merger.

If a U.S. holder of Innovex common stock acquired different blocks of Innovex common stock at different times or at different prices, such U.S. holder’s tax basis and holding period in its shares of Dril-Quip common stock may be determined separately with reference to each block of Innovex common stock. Any such U.S. holder should consult its tax advisor regarding the tax bases and holding periods of the particular shares of Dril-Quip common stock received in the first merger.

A U.S. holder who receives cash in lieu of a fractional share of Dril-Quip common stock generally will be treated as having received the fractional share of Dril-Quip common stock pursuant to the first merger and then as having sold such fractional share of Dril-Quip common stock for cash. As a result, a U.S. holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received and (ii) the portion of the U.S. holder’s aggregate adjusted tax basis of its Innovex common stock exchanged in the first merger that is allocable to the fractional share of Dril-Quip common stock that is sold. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date of the first merger, the U.S. holder’s holding period for the fractional shares of Dril-Quip common stock deemed to be received is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

A U.S. holder may be required to retain records related to such holder’s Innovex common stock and file with its U.S. federal income tax return for the taxable year that includes the mergers a statement setting forth certain facts relating to the mergers.

Tax Consequences if the Mergers Do Not Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code

If the integrated mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then the receipt of Dril-Quip common stock (and cash paid in lieu of fractional shares of Dril-Quip common stock) in exchange for Innovex common stock in the first merger will be a taxable transaction. In such a case, a U.S. holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Dril-Quip common stock received in the first merger plus the amount of any cash in lieu of fractional shares of Dril-Quip common stock and (ii) such holder’s adjusted tax basis in its shares of Innovex common stock exchanged in the first merger. Gain or loss must be calculated separately for each block of shares of Innovex common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the closing date of the mergers, the holding period in a particular block of shares of Innovex common stock exchanged in the first merger is greater than one year as of the date of the mergers. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

INNOVEX STOCKHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the integrated mergers. Further, the consideration payable to U.S. holders in connection with the integrated mergers may be subject to deduction or withholding as required under applicable law. A U.S. holder may be subject to U.S. backup withholding on any cash payments made pursuant to the integrated mergers unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the U.S. backup withholding rules or otherwise is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the U.S. holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. ALL INNOVEX STOCKHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

Accounting Treatment of the Mergers

Dril-Quip prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination and as a reverse acquisition pursuant to ASC 805, where Innovex, the legal acquiree, is determined to be the accounting acquirer of Dril-Quip. Under the reverse acquisition method of accounting, the assets and liabilities of Dril-Quip as of the closing date will be consolidated by Innovex at their respective fair values, and the excess or shortfall of the purchase price consideration over the fair value of Dril-Quip’s net assets will be recognized as goodwill or gain on bargain purchase, respectively.

As part of the mergers, Dril-Quip management has determined Innovex to be the accounting acquirer of Dril-Quip for the following reasons:

•

Although the pre-combination stockholders of Innovex will own approximately 48% of the combined company, the largest pre-combination stockholder of Innovex, Amberjack, is expected to hold the largest minority voting interest of approximately 43% in the combined company when the mergers are consummated, whereas Dril-Quip’s pre-combination ownership is widely dispersed among stockholders.

•	Innovex surpasses Dril-Quip in size as measured in key performance metrics including EBITDA and Adjusted EBITDA.

•

It is expected that the combined company board will consist of nine directors, four of which will be designated by Innovex, four of which will be designated by Dril-Quip and one of which will be Innovex’s existing chief executive officer.

•

Innovex’s existing senior management team will comprise the majority of the senior management of the combined company, including the positions already announced for Chief Executive Officer, Chief Financial Officer, and the President of North America.

•

The combined company’s headquarters will be located at Innovex’s headquarters, the combined company’s name will be Innovex International, Inc., and the ticker symbol of the combined company will be “INVX.”

Regulatory Approvals

Antitrust Clearance

To complete the mergers, Dril-Quip, Innovex and Amberjack (or its affiliates) must make filings with and obtain authorizations, approvals or consents from a number of regulatory authorities in accordance with applicable antitrust and foreign investment laws. The completion of the mergers is subject to antitrust review in the United States. Under the HSR Act, and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated. Dril-Quip and Innovex each filed an HSR Act notification with the FTC and the DOJ on April 1, 2024. Dril-Quip and Innovex derive revenues in other jurisdictions where antitrust/foreign investment clearances are or may be required, including Saudi Arabia, Colombia and Ecuador. Filings were submitted with the Superintendency of Economic Competition of Ecuador on March 25, 2024 and April 24, 2024, with the General Authority for Competition for the Kingdom of Saudi Arabia on May 2, 2024 and with the Superintendency of Industry and Commerce of Colombia on May 10, 2024 in order to obtain their approvals. Approval for the transaction was granted by the Superintendency of Economic Competition of Ecuador on June 10, 2024 and by the General Authority for Competition for the Kingdom of Saudi Arabia on May 26, 2024.

Dril-Quip and Innovex cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, Dril-Quip and Innovex cannot assure you as to the date of any approvals (or conditions placed thereon) or the absence of any litigation challenging such approvals. At any time before or after consummation of the mergers, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Dril-Quip or Innovex or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Dril-Quip and Innovex are not currently aware of any material governmental approvals or actions that are required for completion of the transaction other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Securities and Exchange Commission

Dril-Quip has filed a registration statement on Form S-4 with the SEC under the Securities Act, of which this proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Dril-Quip common stock issuable upon the effective time, other than the shares of Dril-Quip common stock issuable to the consenting stockholders, will be registered with the SEC.

New York Stock Exchange

In addition, the completion of the mergers is subject to approval for listing on the NYSE of the shares of Dril-Quip common stock to be issued in the mergers, subject to official notice of issuance.

Listing of Dril-Quip Common Stock

It is a condition to the consummation of the mergers that the shares of Dril-Quip common stock issuable to Innovex stockholders in the mergers be approved for listing on the NYSE, subject to official notice of issuance. Following the completion of the mergers, it is expected that the common stock of the combined company will trade under a new ticker symbol, “INVX”.

Appraisal Rights or Dissenters’ Rights

Under Delaware law, Dril-Quip stockholders are not entitled to dissenters’ or appraisal rights in connection with any of the merger proposals as contemplated by the merger agreement. Innovex stockholders are entitled to appraisal rights in connection with the mergers under Section 262 of the DGCL.

Innovex’s certificate of incorporation and the Innovex stockholders agreement contain certain drag-along provisions, which, if exercised in connection with the mergers, would require Innovex stockholders to waive any dissenters’ rights, appraisal rights or similar rights in connection with the mergers. Pursuant to the drag-along provisions, the consenting stockholders that constitute the Principal Stockholders (as defined in Innovex’s certificate of incorporation and the Innovex stockholders agreement) who hold at least 40% of the total number of issued and outstanding Innovex shares have the right to exercise their drag-along rights in connection with the mergers and require the remaining Innovex stockholders to waive any dissenters’ rights, appraisal rights or similar rights in connection with the mergers.

Prior to the closing, at the direction of the consenting stockholders, Innovex will deliver a drag-along notice (as permitted in Innovex’s certificate of incorporation and the Innovex stockholders agreement) to each Innovex stockholder (other than the consenting stockholders) with respect to the transactions contemplated by the merger agreement in accordance with Innovex’s certificate of incorporation and the Innovex stockholders agreement. To the extent drag-along rights are exercised pursuant to Innovex’s certificate of incorporation and the Innovex stockholders agreement, the Innovex stockholders subject to the drag-along have waived their respective appraisal rights arising out of the mergers.

Litigation Relating to the Mergers

As of June 13, 2024, one complaint has been filed by a purported Dril-Quip stockholder in the Delaware Court of Chancery against Dril-Quip and the members of the Dril-Quip Board captioned Steamfitters Local 449 Pension Fund v. Dril-Quip, Inc., et al., C.A. No. 2024-0284-LWW (Del. Ch.) (the “Steamfitters Complaint”). The Steamfitters Complaint alleges that members of the Dril-Quip Board breached their fiduciary duties by agreeing, in connection with the proposed merger with Innovex, to enter into a stockholders agreement with Amberjack and certain of its affiliates requiring Amberjack and certain of its affiliates to vote in favor of the combined company board nominees at the combined company’s 2025 annual meeting of stockholders and prohibiting certain transfers from Amberjack and certain of its affiliates directly to activist stockholders not through public market sales. The Steamfitters Complaint further alleges that Innovex and Amberjack aided and abetted the directors’ alleged breaches of fiduciary duties. The Steamfitters Complaint seeks an order certifying a class of Dril-Quip’s stockholders, finding that the Dril-Quip directors breached their fiduciary duties and that Innovex and Amberjack aided and abetted the directors’ breaches of fiduciary duties, enjoining enforcement of the challenged provisions of the stockholders agreement, and awarding the plaintiff its reasonable attorneys’ and experts’ witness fees and other costs.

Although Dril-Quip and the Dril-Quip Board believe that the stockholders agreement complies fully with all applicable law and deny the allegations in the Steamfitters Complaint, in order to moot the plaintiff’s claims, and avoid nuisance and possible expense, Dril-Quip and Amberjack amended the stockholders agreement to eliminate the requirement for Amberjack and certain of its affiliates to vote in favor of the combined company board nominees at the combined company’s 2025 annual meeting of stockholders, the prohibition against certain transfers from Amberjack and certain of its affiliates directly to activist stockholders not through public market sales and a provision entitling Amberjack to designate four director designees for election at the combined company’s 2025 annual meeting of stockholders irrespective of Amberjack’s and certain of its affiliates’ beneficial ownership of combined company common stock at that time. On May 21, 2024, the court dismissed the Steamfitters Complaint as moot.

Dril-Quip has also received letters from additional purported Dril-Quip stockholders who contend that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information and demands that Dril-Quip make supplemental disclosures. While Dril-Quip believes that the contentions made in each of the letters described above are without merit, each of these matters is at a preliminary stage and defendants have not yet answered or otherwise responded to the letters.

It is possible that additional, similar complaints may be filed, and that additional, similar letters may be received by Dril-Quip, regarding the mergers. Absent new or different allegations that are material or constitute a disclosure obligation under the U.S. federal securities laws, Dril-Quip will not necessarily disclose such additional complaints or letters. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Dril-Quip’s defense of these claims (or any lawsuits related to the mergers that may be filed in the future) will be successful, nor can Dril-Quip predict the amount of time and expense that will be required to resolve these matters.

THE MERGER AGREEMENT

The following description sets forth the principal terms of the merger agreement, a copy of which is attached as Annex A and incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement. You are encouraged to read the merger agreement carefully and in its entirety, as well as this proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither Dril-Quip nor Innovex intends that the merger agreement be a source of business or operational information about Dril-Quip or Innovex. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this proxy statement/prospectus and in the public filings Dril-Quip makes with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Dril-Quip and Innovex contained in this proxy statement/prospectus or in the public reports of Dril-Quip filed with the SEC may supplement, update or modify the factual disclosures about Dril-Quip contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Dril-Quip and Innovex were qualified and subject to important limitations agreed to by Dril-Quip and Innovex in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, and were not intended by the parties to the merger agreement to be a characterization of the actual state of facts or condition of Dril-Quip or Innovex, except as expressly stated in the merger agreement. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosure letters that Dril-Quip and Innovex each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus or in the public filings made by Dril-Quip with the SEC.

Additional information about Dril-Quip and Innovex may be found elsewhere in this proxy statement/prospectus and in the public filings Dril-Quip makes with the SEC. Please see “Where You Can Find More Information.”

Structure of the Mergers

Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Merger Sub Inc. will merge with and into Innovex, with Innovex surviving the merger as the surviving corporation and a direct wholly owned subsidiary of Dril-Quip. At the second merger effective time, Innovex, as the surviving corporation of the first merger, will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as the surviving company and a direct wholly owned subsidiary of Dril-Quip.

Closing and Effective Time of the Mergers

Unless Dril-Quip and Innovex otherwise agree, the closing of the mergers will take place on the third business day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions for completion of the mergers set forth in the merger agreement (other than those conditions that by their nature must be satisfied or (to the extent permissible) waived at the closing, but subject to the satisfaction or waiver of those conditions) is satisfied or (to the extent permissible) waived in accordance with the merger agreement.

Upon the terms and subject to the provisions of the merger agreement and in accordance with the DGCL and the DLLCA, as applicable, as soon as practicable on the closing date, the applicable parties will (i) file a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, to effect the first merger, and (ii) file a certificate of merger, executed in accordance with the relevant provisions of the DGCL and DLLCA, to effect the second merger, which will be effective one minute after the effectiveness of the first merger.

Dril-Quip and Innovex are working to complete the mergers prior to the outside date of December 18, 2024 (subject to extension in certain circumstances to March 18, 2025 pursuant to the terms of the merger agreement). It is possible that factors outside the control of both companies could result in the mergers being completed at a different time, or not at all. (Please see “—Conditions to the Completion of the Mergers”).

Merger Consideration

At the effective time, subject to certain exceptions, the holders of Innovex common stock issued and outstanding immediately prior to the effective time (including each Innovex stock option and restricted stock unit), in accordance with the terms of the merger agreement, will be entitled to receive a number of shares of Dril-Quip common stock (including restricted stock awards) equal to the aggregate merger consideration. Each holder of Innovex common stock, other than holders of dissenting shares, will be entitled to receive, for each share of Innovex common stock, a number of shares of Dril-Quip common stock equal to the aggregate merger consideration divided by the per share merger consideration, plus the cash value of any fractional shares of Dril-Quip common stock that would otherwise be payable. Each disregarded share will be automatically cancelled and will cease to exist, and no consideration will be issued therefor.

In addition, Innovex and Dril-Quip will take, or cause to be taken, all actions necessary so that, at the effective time, each Innovex stock option and restricted stock unit award will be treated as described in “—Treatment of Innovex Equity-Based Awards.”

Dril-Quip will not issue any shares representing fractional shares of Dril-Quip common stock in the mergers. All fractional shares of Dril-Quip common stock that an Innovex stockholder would be entitled to receive pursuant to the merger agreement will be aggregated and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional shares, equal to the product (rounded to the nearest whole cent) of (i) the amount of such fractional share interest in a share of Dril-Quip common stock to which such holder would be entitled pursuant to the merger agreement and (ii) an amount equal to the average of the closing sale prices per share of Dril-Quip common stock on the NYSE calculated for each of the ten consecutive trading days ending on the sixth full trading day immediately prior to the closing date.

Treatment of Innovex Equity-Based Awards

Prior to the effective time, Innovex and Dril-Quip will take, or cause to be taken, all actions necessary to provide for the following treatment of Innovex equity awards:

Innovex Stock Option Awards: Each Innovex stock option will, at the effective time, be converted into the right to receive a number of shares of Dril-Quip common stock, equal to (a) the Innovex option cash equivalent divided by (b) the average Dril-Quip stock price (rounded up to the nearest whole cent), reduced by applicable tax withholding.

Innovex Time-Based Restricted Stock Unit Awards: Each continuing RSU will each, at the effective time, be converted into an award covering a number of shares of Dril-Quip common stock, rounded down to the nearest whole share, equal to the product of (a) the number of shares of Innovex common stock subject to such award and (b) the per share merger consideration. If Dril-Quip stockholders approve the 2024 LTIP, the continuing RSUs will be considered substitute awards under the 2024 LTIP, subject to vesting over the same time period as was applicable under the respective continuing RSUs, but otherwise subject to the terms and conditions set forth in the 2024 LTIP. If Dril-Quip stockholders do not approve the 2024 LTIP, the continuing RSUs will be assumed by Dril-Quip on the same terms and conditions as were applicable to such awards as of immediately prior to the effective time (including vesting restrictions).

Each Innovex RSU will be entitled to receive the number of shares of Dril-Quip common stock equal to the number of shares of Innovex common stock subject to such Innovex RSU multiplied by the per share merger consideration reduced by applicable tax withholding.

Governance

Prior to the effective time, the parties will take all actions necessary to cause, effective as of the effective time, the number of directors constituting the combined company board to be nine members, comprised of four Dril-Quip designees (all of whom will be independent), four Innovex designees (at least one of whom will be independent) and the Chief Executive Officer of Innovex as of immediately prior to the effective time.

The Chairperson of the Dril-Quip Board as of immediately prior to the effective time will serve as Chairperson of the combined company board. The combined company will take all actions necessary such that one of the Innovex designees will serve in the class of directors to be elected at the 2024 annual meeting of Dril-Quip stockholders, one of the Innovex designees will serve in the class of directors to be elected at the 2025 annual meeting of Dril-Quip stockholders and two of the Innovex designees will serve in the class of directors to be elected at the 2026 annual meeting of Dril-Quip stockholders. In addition, at the effective time, (i) a Dril-Quip designee will be appointed as Chairperson of the Audit Committee, the Nomination & Corporate Governance Committee and the Compensation Committee of the combined company board and (ii) certain Innovex designees will be appointed to the Nomination & Corporate Governance Committee and the Compensation Committee of the combined company board.

At the effective time, the following individuals will be appointed as executive officers of the combined company: Adam Anderson as Chief Executive Officer, Kendal Reed as Chief Financial Officer and Mark Reddout as President of North America.

In addition, the merger agreement provides that, as of the effective time, the principal executive offices and headquarters of the combined company will be located in the greater Houston, Texas metropolitan area. Immediately following the completion of the transaction, the name of the combined company will change to Innovex International, Inc., and its common stock is expected to trade on the New York Stock Exchange under a new ticker symbol, “INVX”.

Exchange of Shares

Exchange Agent

Prior to the effective time, Dril-Quip will deposit or cause to be deposited with Computershare Trust Company, N.A. (the “exchange agent”), for the benefit of the holders of Innovex common stock entitled to receive part of the aggregate merger consideration under the merger agreement, (i) aggregate number of shares of

Dril-Quip common stock to be issued in non-certificated book-entry form comprising the aggregate per share merger consideration of Dril-Quip common stock required to be issued pursuant to the terms of the merger agreement and (ii) an aggregate amount of cash in U.S. dollars of immediately available funds sufficient for the exchange agent to deliver the amounts required to be paid in respect of fractional shares pursuant to the terms of the merger agreement. As necessary from time to time after the effective time, Dril-Quip will deposit or cause to be deposited with the exchange agent any dividends or other distributions payable on unsurrendered shares of Innovex common stock pursuant to the terms of the merger agreement. Such evidence of book-entry form representing shares of Dril-Quip common stock and such cash so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “exchange fund.”

Exchange Procedures

With respect to certificates formerly representing shares of Innovex common stock or held in book-entry form (such shares, “book-entry shares”) and Innovex equity awards (other than continuing RSUs), as soon as reasonably practicable (but in any event within three business days) after the effective time, Dril-Quip will cause, and will cause the surviving company to cause, the exchange agent to mail to each holder of record of each such certificate (i) a letter of transmittal in such form as mutually agreed between Dril-Quip and Innovex prior to the closing, and (ii) instructions for surrendering such certificate or book-entry shares in exchange for the per share merger consideration payable in respect thereof to the exchange agent.

Upon surrender to the exchange agent of such certificate (or affidavit of loss in lieu of such certificate as provided in the merger agreement) or book-entry shares, as applicable, together with a duly executed and completed letter of transmittal and such other documents as may reasonably be required pursuant to such instructions, the holder of such certificate or book-entry shares will be entitled to receive (i) the number of shares of Dril-Quip common stock, if any, that such holder is entitled to receive in non-certificated book-entry form in the name of such record holder and (ii) a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) that such holder has the right to receive pursuant to the merger agreement. Any certificate or book-entry shares so surrendered will be cancelled by the exchange agent.

Upon delivery of a duly executed and completed letter of transmittal and such other documents as may reasonably be required pursuant to such instructions, each holder of Innovex stock options and Innovex RSUs will be entitled to receive (i) the number of shares of Dril-Quip common stock, if any, that such holder is entitled to receive in non-certificated book-entry form in the name of such record holder and (ii) a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) that such holder has the right to receive pursuant to the merger agreement.

No interest will be paid or accrued on any amount payable for shares of Innovex common stock pursuant to the merger agreement.

From and after the effective time, there will be no transfers on the stock transfer books of Innovex of the shares of Innovex common stock that were outstanding immediately prior to the effective time. From and after the effective time, the holders of certificates formerly representing shares of Innovex common stock or shares of Innovex common stock held in book-entry form will cease to have any rights with respect to such shares of Innovex common stock except as otherwise provided in the merger agreement or by applicable law. If, after the effective time, certificates are presented to Dril-Quip for any reason, they will be cancelled and exchanged as provided in the merger agreement.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed as of the date that is 12 months after the effective time will be delivered to Dril-Quip. Any holder of shares of Innovex common stock who has not by that point complied with the terms of the exchange procedures in the merger agreement may thereafter look only to Dril-Quip for payment of the merger consideration that such holder has the right to receive pursuant to the merger agreement, any cash in lieu of fractional shares of Dril-Quip stock and any dividends or distributions with respect thereto.

None of Dril-Quip, Innovex, the surviving corporation, the surviving company, Merger Sub Inc., Merger Sub LLC or the exchange agent will be liable to any person in respect of any portion of the aggregate merger consideration for cash or Dril-Quip common stock (or dividends or distributions with respect thereto) from the exchange fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Lost, Stolen or Destroyed Share Certificates

If any certificate formerly representing shares of Innovex common stock is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the exchange agent, the posting by such person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate, the per share merger consideration payable or issuable pursuant to the merger agreement, as if such lost, stolen or destroyed certificate had been surrendered.

Withholding Rights

Each of Dril-Quip, Innovex, the surviving corporation, the surviving company and the exchange agent, as applicable, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of Innovex common stock and Innovex equity awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or non-U.S. tax law.

Adjustments to Prevent Dilution

If, from the date of the merger agreement to the effective time, either (i) Dril-Quip pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any share of Dril-Quip common stock, or (ii) Innovex pays a distribution in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Innovex common stock, then the per share merger consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Innovex common stock the same economic effect as contemplated by the merger agreement prior to such action.

Representations and Warranties

The merger agreement contains representations and warranties made by Dril-Quip to Innovex and by Innovex to Dril-Quip. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the party making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable inquiry of the direct reports of such individual. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure letter delivered to Dril-Quip by Innovex, in the case of representations and warranties made by Innovex as well as Amendment No. 1 to Form S-1 filed with the SEC by Innovex (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) and to Innovex by Dril-Quip, in the case of representations and warranties made by Dril-Quip, as well as the reports of Dril-Quip filed with or furnished to the SEC prior to the date of the merger agreement.

In the merger agreement, each of Dril-Quip and Innovex have, respectively, made representations and warranties to the other party regarding:

•	organization, good standing and qualification to do business;

•	subsidiaries;

•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement;

•

the filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement or the consummation of the mergers and the other transactions contemplated by the merger agreement;

•

the absence of violations of, or conflicts with, such party or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the consummation of the mergers and the other transactions contemplated by the merger agreement;

•	with respect to financial statements, compliance with GAAP;

•	internal controls and procedures;

•	conduct of business in the ordinary course from January 1, 2023 through March 18, 2024 (the date of the merger agreement);

•	the absence of any effect that would be reasonably expected to have a material adverse effect on such party since January 1, 2023;

•	information disclosed in this proxy statement/prospectus;

•	the absence of certain litigation and governmental orders;

•	the absence of certain undisclosed liabilities;

•	employee benefits matters, including matters related to employee benefit plans;

•	labor matters;

•	compliance with certain laws and regulations and such party’s permits;

•	inapplicability to the mergers of state takeover statutes and anti-takeover and poison pill provisions in such party’s organizational documents;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	insurance;

•	certain material contracts;

•	real and personal property;

•	the absence of affiliate transactions;

•	the absence of any pending transactions;

•	the information supplied in connection with this proxy statement/prospectus or the Dril-Quip registration statement;

•	the absence of other representations and warranties;

•	capital structure;

•	customers and suppliers;

•	voting requirements; and

•	brokers and finders.

In the merger agreement, Dril-Quip has made representations and warranties to Innovex regarding:

•	organization, good standing and qualification to do business of Merger Sub Inc. and Merger Sub LLC;

•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement of Merger Sub Inc. and Merger Sub LLC;

•	no activities or liabilities of Merger Sub Inc. and Merger Sub LLC;

•	ownership and operations of Merger Sub Inc. and Merger Sub LLC;

•	the proper filing of reports with the SEC since January 1, 2021, and the accuracy of the information contained in those reports; and

•	the opinion of Dril-Quip’s financial advisor.

For purposes of the merger agreement, a “material adverse effect” means, with respect to each of Dril-Quip and Innovex, any event, change, circumstance, occurrence, development, condition or effect (“effects”) that (a) have material adverse effect on the financial condition, results of operations, properties, assets or liabilities of such party and its subsidiaries taken as a whole, but excluding:

•	effects generally affecting the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates;

•	changes or developments in, or other effects with respect to, the industries in which such party or its subsidiaries operate;

•

any loss of, or adverse effect in, the relationship of such party or any of its subsidiaries, contractual or otherwise, with customers, suppliers, financing sources, partners or similar relationship to the extent caused by the negotiation, execution and delivery of, announcement or consummation of the mergers or other transactions contemplated by the merger agreement, or any litigation relating to the mergers or the merger agreement;

•	the identity of either party or its affiliates;

•	compliance with the terms of, or the taking of any action required by, the merger agreement or consented to in writing by such party, or failure to take any action prohibited by the merger agreement;

•	any effect resulting from acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism);

•	any effect resulting from a hurricane, tornado, fire, flood, earthquake, natural disaster, act of God or other comparable events;

•	changes in GAAP or the interpretation thereof, law or applicable regulations of any governmental entity;

•

any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth these exceptions, the underlying cause of any such failure may be taken into account in determining whether there has been a material adverse effect with respect to either party); or

•

any effect resulting from any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions or regulatory action taken in respect thereof;

or (b) have a material adverse effect on the ability of such party or any of its subsidiaries to consummate or that would prevent or materially impede, interfere with or delay the consummation by such party or any of its subsidiaries of the merger agreement and the transactions contemplated by the merger agreement.

In addition, a decline in market price, or a change in trading volume, of Dril-Quip’s common stock will not be taken into account when determining whether a material adverse effect with respect to Dril-Quip has occurred or would reasonably be expected to occur (it being understood that the underlying cause of any such decline or change, not otherwise excluded by the exceptions set forth in the preceding bullets, may be taken into consideration when determining whether a material adverse effect with respect to Dril-Quip has occurred or would reasonably be expected to occur).

Notwithstanding the exceptions listed above, with respect to the first, second, sixth, seventh, eighth, and tenth exceptions listed, such effect will be taken into account in determining whether a material adverse effect has occurred to the extent such effect disproportionately adversely affects such party and its subsidiaries, taken as a whole, compared to other companies operating in the industries in which such party and its subsidiaries operate.

Covenants

Conduct of Business Prior to the Effective Time

Each of Dril-Quip and Innovex has agreed as to itself and its subsidiaries that, after the date of the merger agreement and prior to the effective time, except (i) as approved in writing by the other party, which approval may not be unreasonably withheld, conditioned or delayed, (ii) as may be required by applicable law, (iii) as otherwise expressly contemplated by the merger agreement or (iv) as set forth in such party’s disclosure letter, each party and its subsidiaries will use their commercially reasonable efforts to conduct its business in the ordinary course of business in all material respects and preserve substantially intact its present business organization.

From the date of the merger agreement until the effective time, subject to certain exceptions and except as expressly contemplated by the merger agreement, required by applicable law, approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in a party’s disclosure letter, each party has agreed not to and to cause its subsidiaries not to:

•

other than with respect to Innovex, the Innovex special cash dividend, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock, units or other securities of such party or its subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned subsidiaries of such party to such party or to any of its other wholly owned subsidiaries;

•

split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of such party which remains a wholly owned subsidiary after consummation of such transaction;

•	except as required by such party’s benefit plan in effect on the date of the merger agreement:

•

(i) increase the base salary, retainer or other fees or any other component of compensation for any director, executive officer, employee or individual independent contractor of such party or its subsidiaries with an annual base compensation of more than $250,000, (ii) increase the base salary, retainer or other fees or any other component of compensation for any director, executive officer, employee or individual independent contractor of such party or its subsidiaries with an annual base compensation of less than $250,000 by more than 5% unless in the ordinary course of business consistent with past practice, or (iii) increase the benefits provided to such party’s or its subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs);

•

enter into any employment, change of control, severance or retention agreement with any employee with an annual base salary of more than $250,000, individual independent contractor with an annual compensation of in excess of $250,000, executive officer or director of such party or any of its subsidiaries (except for separation agreements entered into in the ordinary course of business consistent with past practice in connection with terminations of employment);

•	enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative;

•

except as permitted pursuant to the first or second sub-bullet above, enter into, establish, adopt, amend, terminate or waive any rights with respect to, such party’s material benefit plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a material benefit plan of such party if it were in existence as of the date of the merger agreement);

•

take any action to accelerate or, with respect to Dril-Quip increase, any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to such party’s current or former employees, individual independent contractors, executive officers or directors; or

•

grant any new equity awards or other equity-based incentive awards other than, with respect to Dril-Quip, quarterly awards of restricted stock to non-employee directors in lieu of all or a portion of their fees for serving on the Dril-Quip Board;

•

change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable law;

•	adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

•

except for transactions among such party and its wholly owned subsidiaries or among party’s wholly owned subsidiaries, issue, sell, pledge, dispose of or encumber or otherwise subject to a lien (other certain permitted liens) any shares of its capital stock or other ownership interest in such party or any subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

•

except for transactions among such party and its wholly owned subsidiaries or among such party’s wholly owned subsidiaries, directly or indirectly, purchase, redeem, buy back or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of such party’s common stock from a holder of equity awards of such party in satisfaction of withholding obligations upon the settlement of such award;

•	incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise), except for:

•	any indebtedness for borrowed money among such party and its wholly owned subsidiaries or among such party’s wholly owned subsidiaries;

•	any indebtedness that will be cancelled or repaid prior to the effective time,

•

guarantees by such party of indebtedness for borrowed money of subsidiaries of such party, which indebtedness is incurred in compliance with the conduct of business restrictions of such party in the merger agreement;

•

with respect to Dril-Quip, guarantees or performance bonds that may be entered into by Dril-Quip or its subsidiaries in connection with contracts entered into by Dril-Quip with its customers in the ordinary course of business from time to time; and

•

indebtedness for borrowed money, with respect to Dril-Quip, not to exceed $5,000,000 in aggregate principal amount outstanding at any time incurred by such party or any of its subsidiaries other than in accordance with the forgoing first through third sub bullets;

•

indebtedness for borrowed money, with respect to Innovex, that, together with the other indebtedness of Innovex and its subsidiaries, minus all cash and cash equivalents of Innovex and its subsidiaries, does not exceed the sum of (i) $125,000,000 in aggregate principal amount outstanding at any time incurred by Innovex or any of its subsidiaries other than in accordance with the first through third sub bullets, plus (ii) the purchase price paid in connection with any acquisition consented to by Dril-Quip (together, the “Permitted Net Debt Amount”);

•

sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any lien (other than certain permitted liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate, except (i) for transactions among such party and its wholly owned subsidiaries or among such party’s wholly owned subsidiaries, (ii) pursuant to existing agreements in effect prior to the execution of the merger agreement and disclosed or made available to the other party prior to the date of the merger agreement, (iii) for liens arising by reason of deposits necessary to obtain standby letters of credit and bank guarantees in the ordinary course of business, (iv) as may be required by applicable law or any governmental entity in order to permit or facilitate the consummation of the transactions contemplated by the merger agreement or (v) sales, charters, leases or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

•

modify, amend, terminate or waive any rights under any material contract of such party in any material respect in a manner which is adverse to such party other than in the ordinary course of business or enter into any contract:

•

that would constitute a material contract of such party (as contemplated by the merger agreement) if entered into prior to the date of the merger agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any material contract of such party), except to the extent such contract provides for an action that would otherwise be permitted under the merger agreement;

•	with respect to Dril-Quip, involving collaboration with a third party for the manufacture or supply of subsea wellheads; or

•	with respect to Dril-Quip, associated with subsea production systems, including subsea control systems and subsea trees;

•	voluntarily settle, pay, discharge or satisfy:

•

any proceeding, including before a governmental entity, other than any proceeding regarding stockholder litigation related to the merger agreement or that involves only the payment of monetary damages not in excess of $5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of such party or any of its subsidiaries (provided, that in no event shall such party or any of its subsidiaries be prevented from paying, discharging or satisfying (with prior notice to the other party, if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds); or

•	any proceeding, including before a governmental entity, regarding stockholder litigation related to the merger agreement;

provided, that such party shall promptly provide notice to the other party of any voluntary settlement, payment, discharge or satisfaction of any proceeding that does not require consent under the merger agreement and involves payment of an amount in excess of $250,000 or the release of a liability in excess of $250,000;

•

(i) make, change or revoke any material tax election, except in the ordinary course of business in a manner consistent with past practice, (ii) file any material amended tax return, (iii) change any material tax accounting period or make a material change in any method of tax accounting, (iv) settle or compromise any material tax liability or any audit or other proceeding relating to a material tax or surrender any right to claim a material refund of taxes, (v) enter into any “closing agreement” within the meaning of Code Section 7121 (or any similar provision of state, local or foreign law) with respect to taxes, (vi) waive or extend the statute of limitations in respect of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business), (vii) enter into any tax sharing, tax indemnity, tax reimbursement, tax receivable, tax allocation or similar agreement with respect to taxes, or (viii) request any ruling from any governmental entity relating to taxes;

•

acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any person, or any assets from any other person (excluding ordinary course purchases of goods, products, services and off-the-shelf software licenses), other than acquisitions for consideration (including assumed liabilities) that does not exceed $1,000,000 in the aggregate;

•	sell, assign, transfer or license any intellectual property owned by such party or any of its subsidiaries (other than non-exclusive licenses granted in the ordinary course of business);

•	adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of such party or any of its subsidiaries;

•

enter into or amend any material transaction with any affiliate (other than transactions among such party and its wholly owned subsidiaries or among such party’s wholly owned subsidiaries), subject to certain exceptions;

•	make any material changes to existing insurance policies and programs (except as otherwise permitted under the merger agreement); or

•	agree, in writing or otherwise, to take any of the foregoing actions.

As set forth in Dril-Quip’s disclosure letter to the merger agreement, prior to the effective time, Dril-Quip may issue restricted stock units under the Parent Equity Plan covering up to 150,000 shares of Dril-Quip common stock in the discretion of the compensation committee of the Dril-Quip Board. In addition, the parties agreed that in connection with closing Dril-Quip would issue up to 100,000 restricted stock units to certain employees of Great North Wellhead.

Access

Subject to compliance with applicable law and certain exceptions and conditions, and solely for purposes related to the consummation of the transactions contemplated by the merger agreement, each party must afford to the other party and its representatives reasonable access during normal business hours, throughout the period prior to the earlier of the effective time and the termination of the merger agreement, to such party’s and its subsidiaries’ officers, employees, properties, assets, equipment, inventory, operating sites, contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of the merger agreement. Subject to applicable law and certain exceptions and conditions, each party shall be permitted to conduct reasonable inspections, assessments and testing of the other party’s properties, assets, equipment, inventory and operating sites; provided, however, that nothing herein shall authorize any party or its representative to undertake any testing involving invasive techniques, including testing involving sampling of soil, sediment, groundwater, surface water, air or building materials, at any of the other party’s or its subsidiary’s properties, without the prior written consent of such other party, which consent shall not be unreasonably delayed, conditioned or withheld.

No Solicitation of Alternative Proposals

Except as expressly permitted by the merger agreement, each of Dril-Quip and Innovex will not, and will cause its subsidiaries not to, and will use its reasonable best efforts to cause its and their respective subsidiaries’ directors, officers, employees, financial advisors, accountants and other advisors, agents or representatives not to, directly or indirectly:

•

initiate, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries, announcements or communications relating to, or the making or submission of any proposal or offer that constitutes or would reasonably be expected to lead to, an alternative proposal;

•

enter into, participate in, maintain or continue any discussions or negotiations with any persons with respect to such party or its subsidiaries in connection with an alternative proposal (other than to state that the terms of the merger agreement prohibit such discussions or negotiations);

•

provide to any person any non-public information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to such party that constitutes, or would reasonably be expected to lead to, any alternative proposal by any person;

•

accept any alternative proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any alternative proposal or otherwise relating to any alternative proposal;

•

grant any waiver, amendment or release under any takeover law or release, terminate or fail to enforce any confidentiality or similar standstill agreement, provided that if Dril-Quip (acting at the direction of the Dril-Quip Board), determines in good faith that the failure to take such action would be inconsistent with the relevant directors’ fiduciary duties under applicable law, then Dril-Quip may take such action, solely to the extent necessary to permit a third party to make and pursue an alternative proposal;

•	submit any alternative proposal or any matter related thereto to a vote of such party’s stockholders;

•	with respect to Dril-Quip, effect a parent change recommendation; or

•

accept, authorize, cause or permit such party or any of its subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for the consummation of any transaction contemplated by any alternative proposal or otherwise relating to any alternative proposal.

An “alternative proposal” means any bona fide proposal or offer made by any person other than a party and its affiliates for:

•

the direct or indirect acquisition by any person (including by any asset acquisition, joint venture or similar transaction) or a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving a party or any of its subsidiaries and involving more than twenty percent (20%) of the assets of such party and its subsidiaries, on a consolidated basis;

•

the direct or indirect acquisition by any person of more than twenty percent (20%) of a party’s equity securities or of the voting power of the issued and outstanding shares of a party’s common stock, including any tender offer or exchange offer that, if consummated, would result in any person beneficially owning twenty percent (20%) or more of such party’s equity securities or shares with twenty percent (20%) or more of the voting power of the issued and outstanding shares of such party’s common stock; or

•	any combination of the foregoing, in each case of the two preceding bullets whether in a single transaction or a series of related transactions.

Notwithstanding the restrictions described above, prior to, but not after, the time the Dril-Quip required vote is obtained, in response to a written alternative proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the above obligations, Dril-Quip (acting at the direction of the Dril-Quip Board), may:

•

provide information in response to a request therefor (including nonpublic information and data) to the person who made such alternative proposal only if, subject to applicable law, such information has previously been made available to, or is made available to Innovex prior to or substantially contemporaneously with the time such information is made available to the person who made such alternative proposal and, prior to furnishing any such information, such party receives from the person making such alternative proposal an executed confidentiality agreement containing terms that are substantially similar to the terms in the confidentiality agreement between Dril-Quip and Innovex, dated as of November 17, 2022; and

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with any such person regarding such alternative proposal,

in each case if, and only to the extent that, prior to taking any such action, the Dril-Quip Board or relevant committee thereof determines in good faith that (i) after consultation with its outside counsel, failure to engage in such activities would be inconsistent with its directors’ fiduciary duties under applicable law and (ii) after consultation with its outside counsel and its financial advisor such alternative proposal either constitutes a superior proposal (as defined in “—Permitted Change of Recommendation—Superior Proposal”) or is reasonably likely to lead to a superior proposal.

Destruction of Materials

Within five business days of the date of the merger agreement, each of Innovex and Dril-Quip must request that any person and such party’s representatives promptly return or destroy all confidential information concerning such party and any of its subsidiaries, as applicable, that has been furnished to such person by or on behalf of such party or any of its subsidiaries in connection with an alternative proposal and destroy all analyses and other materials prepared by or on behalf of such person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between such party and such person.

Notice Regarding Alternative Proposals

Dril-Quip must, and must cause its representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person prior to or on the date of the merger agreement with respect to any alternative proposal, or material modification thereto. Dril-Quip must promptly (and, in any event, within 24 hours) (i) give notice to Innovex of its entry into an confidentiality agreement and the receipt of any alternative proposal or any material amendment thereto, and (ii) provide with respect to any alternative proposal or material amendment thereto, a written summary of the material terms and conditions of each such alternative proposal or such material amendment thereto, including in such summary the identity of the person making such alternative proposal and must then keep Innovex reasonably informed, on a current basis, of any material developments or modifications to the terms of any such alternative proposal or amendment thereto and the status of any discussions or negotiations relating to such material developments or modifications.

No Change of Recommendation

Dril-Quip has agreed that, except as otherwise set forth in the merger agreement, the Dril-Quip Board, including any committee thereof, will not:

•	change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify) the recommendation of the Dril-Quip Board to the holders of shares of Dril-Quip’s common stock to vote in favor of the adoption of the merger agreement or the approval of the merger proposals pursuant to the merger agreement in a manner adverse to Innovex;

•	fail to include the Dril-Quip recommendation in this proxy statement/prospectus;

•	approve, adopt, endorse or recommend to Dril-Quip stockholders, or publicly propose to approve, adopt, endorse or recommend to Dril-Quip stockholders, an alternative proposal or a superior proposal;

•

if a tender offer or exchange offer for outstanding shares of Dril-Quip’s common stock that constitutes an alternative proposal is commenced, fail to recommend against, or recommend, the acceptance of such tender or exchange offer within 10 business days after the commencement of such tender or exchange offer (provided that making any “stop, look and listen” communication to Dril-Quip stockholders pursuant to Rule 14d-9(f) of the Exchange Act (or any similar communications to Dril-Quip stockholders) shall not be prohibited (any action described in this bullet or the preceding three bullets, a “change of recommendation”)); or

•

cause or permit Dril-Quip or any of its subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or other similar agreement (other than a confidentiality agreement permitted as discussed above in “—Covenants—No Solicitation of Alternative Proposals”) providing for the consummation of any transaction contemplated by or relating to any alternative proposal (an “alternative acquisition agreement”).

Permitted Change of Recommendation—Intervening Event

Prior to, but not after, the time the Dril-Quip required vote is obtained, the Dril-Quip Board may effect a change of recommendation if an intervening event has occurred, and prior to taking such action, the Dril-Quip Board, determines in good faith, after consultation with its outside counsel, that failure to take such action in response to such intervening event would be inconsistent with the directors’ fiduciary duties under applicable law, and:

•

Dril-Quip has given Innovex written notice of the Dril-Quip Board’s intent to take such action at least five business days in advance, which notice includes a reasonably detailed description of such intervening event;

•

after giving such notice, Dril-Quip shall negotiate in good faith and shall have caused its representatives to negotiate in good faith with Innovex (to the extent Innovex wishes to negotiate) during the five business day period to make such revisions to the terms of the merger agreement as would permit the Dril-Quip Board not to take such actions; and

•

at the end of the five business day period, the Dril-Quip Board has considered in good faith any changes to the terms of the merger agreement, and has determined in good faith after consultation with its outside counsel that the failure to effect a change of recommendation of the Dril-Quip Board in response to such intervening event would continue to be inconsistent with the directors’ fiduciary duties under applicable law, if such changes offered in writing by Innovex were to be given effect.

Notwithstanding the foregoing, the parties agreed (x) that in the event that, after commencement of the five business day period referred to above, there is any material change to the facts and circumstances related to an intervening event, such period shall be extended, if applicable, to ensure that at least two business days remain in such period subsequent to the time Dril-Quip notifies Innovex of any such change and (y) that there may be multiple extensions of such period.

An “intervening event” means any event, change, development or circumstance that materially affects the business, assets of operations of Dril-Quip and its subsidiaries, taken as a whole, (other than any event, change, development or circumstance resulting from a material breach of the merger agreement by Dril-Quip, Merger Sub Inc. or Merger Sub LLC) that was not known to or, if known, the consequences of which were not reasonably foreseeable by, the Dril-Quip Board as of or prior to the execution and delivery of the merger agreement, except that in no event shall any event, change, development or circumstance resulting from or relating to any of the following give rise to an intervening event:

•	the receipt, existence or terms of an alternative proposal;

•

the public announcement, execution, delivery or performance of the merger agreement, the identity of Innovex or the public announcement, pendency or consummation of the transaction contemplated thereby (or the public announcement of any discussions among the parties related thereto);

•

any changes in the trading price or trading volume of Dril-Quip’s common stock or the fact that Dril-Quip or any of its subsidiaries meets, exceeds or fails to meet internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an intervening event has occurred;

•	any action taken by either party pursuant to certain affirmative interim operating covenants set forth in the merger agreement, or the consequences of any such action; or

•	any change in general economic or political conditions or the securities, credit or financial markets (including changes in interest or exchange rates)).

Permitted Change of Recommendation—Superior Proposal

Prior to, but not after, the time the Dril-Quip required vote is obtained, the Dril-Quip Board may effect a change of recommendation of the Dril-Quip Board if an alternative proposal received after the date of the merger agreement that did not arise from or in connection with a breach of the obligations set forth in the merger agreement is received by Dril-Quip, and the Dril-Quip Board determines in good faith, (i) after consultation with its outside counsel and its financial advisor that such alternative proposal constitutes a superior proposal and (ii) after consultation with outside counsel, failure to take such action would reasonably be inconsistent with the directors’ fiduciary duties under applicable law, and:

•

Dril-Quip has given Innovex written notice of the Dril-Quip Board’s intent to take such action at least five business days in advance, which notice shall specify the material terms of such alternative proposal received that constitutes a superior proposal, including the identity of the party making such alternative proposal, a copy of such written alternative proposal or amendment thereto and any other written terms, documents or proposals provided to Dril-Quip or any of its subsidiaries in connection with such alternative proposal and, with respect to any alternative proposal or amendment thereto not made in writing, a written summary of the material terms and conditions of each such alternative proposal or such amendment thereto;

•

after giving such notice , Dril-Quip shall negotiate in good faith and shall have caused its representatives to negotiate in good faith with Innovex (to the extent Innovex wishes to negotiate) during the five business day period to make such revisions to the terms of the merger agreement as would permit the Dril-Quip Board not to take such actions; and

•

at the end of the five business day period, prior to and as a condition to making a change of recommendation, the Dril-Quip Board considers in good faith any adjustments or revisions to the terms of the merger agreement proposed in writing by Innovex, and has determined in good faith after consultation with its outside counsel that (i) failure to effect a change of recommendation would be inconsistent with the directors’ fiduciary duties under applicable law, and (ii) such superior proposal would continue to constitute a superior proposal, in each case, if such changes offered in writing by Innovex were to be given effect.

Notwithstanding the foregoing, the parties agreed (x) that in the event that, after commencement of the five business day period referred to above, there is any material revision to the terms of a superior proposal, including any revision in price, such period shall be extended, if applicable, to ensure that at least two business days remain in such period subsequent to the time Dril-Quip notifies Innovex of any such change and (y) that there may be multiple extensions of such period.

A “superior proposal” means a written alternative proposal (except that the references in the definition thereof to “20%” will be deemed to be references to “50%”) which did not result from any material breach by Dril-Quip of its non-solicitation covenant that the Dril-Quip Board has determined in good faith, after consultation with its outside counsel and its financial advisor would result in a transaction more favorable from a financial point of view to Dril-Quip stockholders than the mergers and the other transactions contemplated by the merger agreement, and after taking into account all of the terms and conditions the Dril-Quip board considers to be appropriate (but including any conditions to and expected timing of consummation of such superior proposal, and any other legal, financial and regulatory aspects of such alternative proposal and the merger agreement that the Dril-Quip board considers relevant) and any revisions to the terms of the merger agreement proposed by Innovex pursuant to the terms of the merger agreement.

Nothing contained in the non-solicitation covenant will prevent Dril-Quip, the Dril-Quip Board or any committee thereof from (i) complying with its disclosure obligations under applicable United States federal securities law, determined in good faith (after consultation with outside counsel), with regard to an alternative proposal, including taking and disclosing to Dril-Quip stockholders a position contemplated by, as applicable, Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to Dril-Quip stockholders in connection with the making or amendment of a tender offer or exchange offer), or making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or (ii) making any disclosure if the Dril-Quip Board determines in good faith after consultation with Dril-Quip’s outside counsel that failure to make such disclosure would be inconsistent with the directors’ fiduciary duties under applicable law; except that the Dril-Quip Board may not effect a change of recommendation other than in accordance with the procedures described above.

Dril-Quip Special Meeting

In accordance with applicable law and its organizational documents, Dril-Quip must take all action necessary to convene the special meeting as promptly as practicable after this proxy statement/prospectus is declared effective (and no later than 45 days after such date), to consider and vote upon the approval of the merger proposals and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the merger agreement, or, if there are insufficient shares of Dril-Quip common stock represented (either in person or by proxy) to constitute a quorum at the originally scheduled special meeting. Subject to the right of the Dril-Quip Board to effect a change of recommendation in accordance with the terms of the merger agreement, Dril-Quip must include the recommendation of the merger proposals in this proxy statement/prospectus and use reasonable best efforts to solicit from its stockholders proxies in favor of the merger proposals.

Unless this merger agreement has been terminated in accordance with its terms, as described in “—Termination of the Merger Agreement,” the obligation of Dril-Quip to call, give notice of, convene and hold the special meeting to consider and vote upon the merger proposals, will not be limited or otherwise affected by any public proposal or announcement or submission of any alternative proposal or superior proposal, or by any change of recommendation of the Dril-Quip Board.

Innovex Required Vote

In accordance with applicable law and its organizational documents, Innovex must take all action necessary to obtain the Innovex required vote promptly after the execution and delivery of the merger agreement by all parties and, in any event, by no later than 11:59 p.m. central time on the date of the merger agreement. On March 18, 2024 (the date of the merger agreement), the consenting stockholders executed and delivered to Dril-Quip a written consent of Innovex stockholders approving the merger agreement and the transactions contemplated thereby. The consenting stockholders collectively held approximately 94.9% of the issued and outstanding shares of Innovex common stock as of the date of the merger agreement.

Listing

Dril-Quip will use its reasonable best efforts to cause the shares of Dril-Quip common stock to be issued in the mergers to be approved for listing on the NYSE prior to the closing date, subject to official notice of issuance.

Efforts

Subject to the terms and conditions set forth in the merger agreement, Innovex and Dril-Quip are required to cooperate with each other and use, and will cause their respective affiliates to use, their respective reasonable best efforts to take promptly or cause to be taken all actions, and to do promptly or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable law to consummate and make effective the mergers and the other transactions contemplated by the merger agreement, including:

•

obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	obtaining all consents, approvals or waivers from third parties required to be obtained in connection with the mergers and the other transactions contemplated by the merger agreement; and

•	executing and delivering any additional instruments necessary to consummate the mergers and the other transactions contemplated by the merger agreement.

If any objections are asserted with respect to the transactions contemplated pursuant to the merger agreement under any antitrust law or foreign investment law or if any action is instituted by any governmental entity or any private party challenging any of the transactions contemplated pursuant to the merger agreement as violative of any antitrust law or foreign investment law, each of Dril-Quip and Innovex are required to (and to cause each of their affiliates to)

•	oppose or defend against any action to prevent or enjoin consummation of the merger agreement (and the transactions contemplated pursuant to the merger agreement), and/or

•

take such action as necessary to overturn any regulatory action by any governmental entity to prevent or enjoin consummation of the merger agreement (and the transactions contemplated pursuant to the merger agreement), including by defending any claim, action, suit, proceeding or investigation brought by any governmental entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal up to a final non-appealable order if necessary, in order to resolve any such objections or challenge as such governmental entity or private party may have to such transactions under such antitrust law or foreign investment law so as to permit consummation of the transactions contemplated by the merger agreement.

Without limiting the foregoing, Dril-Quip agrees to (and to cause its affiliates to) use its reasonable best efforts, and agrees to take (and to cause its affiliates to take), any and all actions to avoid and, if necessary, eliminate, each and every impediment under any antitrust laws or foreign investment laws that may be asserted by any person, so as to enable the closing to occur no later than the outside date, including but not limited to proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise:

•	the sale, divestiture or disposition of, any assets, products, businesses or interests of the parties (or their respective affiliates);

•	any conditions relating to, or changes or restrictions in, the operations of any such assets, products, businesses or interests;

•	any modification or waiver of the terms and conditions of the merger agreement; or

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take any other action that limits the freedom of action with respect to, or the ability to retain, any assets, products, businesses or interests of Dril-Quip or any of its affiliates in order to avoid the entry of or to effect the dissolution of any order, claim, action, suit, proceeding or investigation (whether temporary, preliminary or permanent), or that would otherwise have the effect of preventing or delaying the consummation of the mergers and the other transactions contemplated by the merger agreement.

Neither the covenants described in this section or any other provision in the merger agreement shall require Dril-Quip or Dril-Quip’s subsidiaries to propose, execute, carry out, or agree or submit to any action or remedy that individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of (x) Dril-Quip and Dril-Quip’s subsidiaries (taken as a whole prior to the closing) or (y) Innovex and Innovex’s subsidiaries (taken as a whole).

Without limiting the foregoing, Dril-Quip and Innovex agree not to, and to cause their affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take or cause to take any action, if doing so would reasonably be expected to:

•

materially delay or impose any material delay in the obtaining of, or increase the risk of not obtaining, consents, approvals, authorizations or waivers of governmental entities necessary, proper or advisable to consummate the transactions contemplated by the merger agreement;

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materially increase the risk of any governmental entities entering a judgment prohibiting the consummation of the transactions contemplated by the merger agreement or materially increase the risk of not being able to remove any such judgment on appeal or otherwise; or

•	otherwise materially impair or delay the ability of any of Dril-Quip, Merger Sub Inc. or Merger Sub LLC to perform its material obligations under the merger agreement.

Each of the parties will, and each of them will cause their respective subsidiaries and affiliates, as applicable, cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to the foregoing covenants; and, subject to applicable legal limitations and the instructions of any governmental entity, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by the merger agreement, including promptly furnishing the other with copies (or, in the case of oral communications, summaries) of notices or other material communications received by Innovex or Dril-Quip, as the case may be, or any of their respective subsidiaries or affiliates, from any third party and/or any governmental entity with respect to such transactions.

Subject to applicable law relating to the exchange of information and certain exceptions pursuant to the merger agreement, Innovex, on the one hand, and Dril-Quip, on the other hand, shall to the extent practicable permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any substantive written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any governmental entity.

Neither Innovex nor Dril-Quip will, and each of them will cause their respective subsidiaries and affiliates, as applicable, not to participate in any substantive meeting or discussion, either in person or by telephone, with any governmental entity in connection with the transactions contemplated by the merger agreement unless it consults with the other parties in advance and, to the extent not prohibited or required otherwise by such governmental entity, gives the other party or if advisable the other party’s outside counsel the opportunity to attend and participate.

Public Announcements

Innovex and Dril-Quip are required to consult with each other before issuing any press release or making any public statement with respect to the merger agreement, the mergers or the other transactions contemplated by the merger agreement, except that (i) any such press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable best efforts to provide an opportunity to the other party to review and comment and (ii) each party may issue public announcements or make other public disclosures regarding the merger agreement or the mergers or the other transactions contemplated by the merger agreement that is consistent with previously disclosed in press releases or public statements previously approved by either party or made by either party in compliance with the merger agreement. The immediately preceding sentence does not apply to any disclosure of information concerning the merger agreement in connection with any dispute between the parties regarding the merger agreement or in respect of internal announcements to employees which are not made public, and, subject to certain exceptions, Dril-Quip is not required to consult with or obtain approval from Innovex with respect to a public announcement or press release issued in connection with the receipt and existence of an alternative proposal and matters relating thereto or a change of recommendation of the Dril-Quip Board.

Innovex Stockholders Agreement

Innovex will, prior to the effective time, cause the Innovex stockholders agreement to be terminated and no longer in effect.

Expenses

Except as otherwise provided in certain provisions related to the effect of termination of the merger agreement and termination fees, whether or not the mergers are completed, all costs and expenses incurred in connection with the mergers, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring or required to incur such expense, except that expenses incurred in connection with the printing, filing and mailing of this joint proxy statement/prospectus (including applicable SEC filing fees) and any filing fees paid in respect of the HSR Act for any such filings required of Dril-Quip, Innovex, or their respective affiliates, any other antitrust laws, foreign investment laws, and/or any such other laws or regulations applicable to any of Dril-Quip or its affiliates will be shared equally by Innovex and Dril-Quip.

Indemnification; Directors’ and Officers’ Insurance

Dril-Quip has agreed that it and the surviving company will indemnify and hold harmless to the fullest extent permitted by applicable law, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the effective time a director and officer of Innovex or any of its subsidiaries (each, an “indemnified party,” and collectively the “indemnified parties”), against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Innovex or any subsidiary of Innovex, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time, whether asserted or claimed prior to, or at or after, the effective time, including in connection with the merger agreement, the mergers or the other transactions contemplated by the merger agreement, and Dril-Quip and the surviving company will also advance expenses as incurred to the fullest extent permitted under applicable law, for a period of six years from the effective time, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

For a period of six years after the effective time, Dril-Quip will cause the surviving company to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Innovex, provided that that surviving company may substitute such existing policies with policies from a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured for claims arising from facts or events that occurred at or prior to the effective time (including in connection with the merger agreement or the mergers and other transactions contemplated by the merger agreement); provided that Dril-Quip shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Innovex prior to the date of the merger agreement in respect of the coverage required to be obtained pursuant to the merger agreement but in such case shall purchase as much coverage as reasonably practicable for such amount. However, prior to the effective time, Innovex may (or, if requested by Dril-Quip, will) purchase (and pay in full the aggregate premium for) a six year “tail” insurance policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by Innovex with respect to claims arising from facts or events that occurred at or before the effective time (including in connection with the negotiation and execution of the merger agreement and the consummation of the transactions contemplated by the merger agreement) for a maximum cost of 300% of the last annual premium paid by Innovex prior to the date of the merger agreement in respect of the current policies of directors’ and officers’ liability insurance maintained by Innovex, which prepaid “tail” policy will include as much coverage as reasonably practicable for such amount. If Innovex obtains such prepaid “tail” policy prior to the effective time, Dril-Quip will maintain such policy for its full term and cause all obligations thereunder to be honored by the surviving company, and no other party will have any further obligation to purchase or pay for insurance under the merger agreement.

All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of expenses relating thereto existing at or prior to the time of the merger agreement in favor of any indemnified party as provided in the organizational documents of Innovex and its subsidiaries or any indemnification agreement between such indemnified party and Innovex or any of its subsidiaries, in each case will survive the mergers and other transactions contemplated by the merger agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.

The indemnification, exculpation and insurance provisions in the merger agreement are for the benefit of and enforceable by each of the indemnified parties, who are third-party beneficiaries of such provisions.

Stockholder Litigation

Innovex and Dril-Quip, as applicable, have agreed to promptly advise the other party of any litigation commenced after the date of the merger agreement against Innovex, Dril-Quip or any of their respective directors (in their capacity as such) relating to the merger agreement or the mergers or other transactions contemplated by the merger agreement, and to keep the other party reasonably informed regarding any such litigation. Innovex and Dril-Quip, as applicable, have agreed to give the other party the opportunity to participate in the defense or settlement of any such litigation, and that no such settlement will be agreed to without the other party’s prior written consent (which consent must not be unreasonably withheld, conditioned or delayed).

Financing Matters

After the date of the merger agreement until the effective time, Innovex and Dril-Quip, as applicable, have agreed to, and will cause their subsidiaries to, cooperate with one another as reasonably requested by the other party in connection with obtaining or refinancing any debt financing of Dril-Quip, Innovex, their subsidiaries or their respective affiliates, as applicable, including by using reasonable best efforts to (i) furnish financial and other pertinent information of Dril-Quip, Innovex or their subsidiaries necessary to show the pro forma impact of the transactions contemplated by the merger agreement on Dril-Quip, Innovex and their respective subsidiaries, as applicable, (ii) cooperate with the creation and perfection of pledge and security instruments effective as of the effective time and (iii) provide pertinent information of Dril-Quip, Innovex and their respective subsidiaries in connection with the applicable debt financing required by U.S. regulatory authorities or as may otherwise be reasonably requested and customarily needed for refinancings or debt financings of the type contemplated.

Notwithstanding anything to the contrary in the foregoing paragraph, such cooperation will not be required to the extent that it would (i) require Dril-Quip, Innovex or any of their respective subsidiaries or their respective representatives, as applicable, to waive or amend any terms of the merger agreement, (ii) unreasonably interfere with the ongoing business or operations of such party or any of its subsidiaries, (iii) require Dril-Quip, Innovex or any of their respective subsidiaries to take any action that will conflict with or violate the organizational documents of such party or any laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material contract of such party, or (iv) require Dril-Quip, Innovex or any of their respective subsidiaries to enter into or approve any financing, pledge, security or similar agreement in connection with the foregoing prior to the effective time.

Section 16 Matters

Prior to the effective time and to the extent permitted by applicable law, each Dril-Quip and Innovex, if applicable, agree to use their respective reasonable best efforts to take all such steps as may be required to cause any acquisitions of Dril-Quip equity securities (including derivative securities) resulting from the transactions contemplated by the merger agreement by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Dril-Quip to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Innovex Special Cash Dividend

Prior to the effective time, Innovex will declare a cash dividend (the “Innovex special cash dividend”) to the holders of Innovex common stock as of a record date on or prior to the closing date, which, in the aggregate shall not exceed an amount equal to $75,000,000, subject to funds being legally available; provided that the payment of the Innovex special cash dividend may be conditioned upon the consummation of the mergers and the other transactions contemplated by the merger agreement.

Conditions to the Completion of the Mergers

The obligations of the parties to consummate the mergers are subject to the satisfaction at or prior to the effective time of the following mutual conditions:

•	receipt of the Innovex required vote, which was satisfied on March 18, 2024;

•	receipt of the Dril-Quip required vote;

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no law or governmental order being in effect that restrains, enjoins, makes illegal or otherwise prohibits the consummation of the mergers, the stock issuance, the charter amendment or adoption of the 2024 LTIP;

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expiration or earlier termination of any waiting period (and any extension of such period) under the HSR Act applicable to the mergers and receipt of all approvals required to be obtained under antitrust and foreign investments laws;

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the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, becoming effective, no stop order suspending the effectiveness of the registration statement being issued and remaining in effect, and no proceedings for that purpose having been commenced or threatened in writing by the SEC; and

•	the shares of Dril-Quip common stock issuable to Innovex stockholders in accordance with the merger agreement being approved for listing on the NYSE, subject to official notice of issuance.

The obligations of Dril-Quip to effect the mergers are also subject to the satisfaction, or waiver by Dril-Quip, at or prior to the effective time of the following additional conditions:

•	the accuracy of the representations and warranties of Innovex as follows:

•

the representations and warranties of Innovex regarding qualification and organization, stock issuances, corporate authority and approval must have been true and correct in all material respects as of the date of the merger agreement and must be true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date);

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the representation of Innovex regarding capital structure, no conflict or breach of organizational documents, compliance with anti-corruption laws, absence of certain changes and finders or brokers must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date), other than, in each case, de minimis inaccuracies; and

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each other representation and warranty of Innovex set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date), except for inaccuracies of such representation and warranty the circumstances giving rise to which would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Innovex (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement);

•	Innovex’s performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the effective time;

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the receipt by Dril-Quip of a certificate of an executive officer of Innovex certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied;

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the receipt by Dril-Quip of a certificate of the Chief Financial Officer of Innovex certifying that Net Debt (as defined in the merger agreement) as of the closing does not exceed the Permitted Net Debt Amount (as defined in the section titled “—Covenants—Conduct of Business Prior to the Effective Time”);

•	the receipt by Dril-Quip of the registration rights agreement in the form of Exhibit C to the merger agreement (the “registration rights agreement”) duly executed by the consenting stockholders;

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the receipt by Dril-Quip of the stockholders agreement in the form of Exhibit D to the merger agreement (the “stockholders agreement”) duly executed by each Innovex stockholder specifically contemplated in the stockholders agreement;

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the receipt by Dril-Quip of a certificate of the Chief Financial Officer of Innovex setting forth, as of immediately prior to the effective time, a detailed report containing all data necessary to calculate the fully diluted shares of Innovex;

•	the termination of the Innovex stockholders agreement; and

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the receipt by Dril-Quip of a certificate of the consenting stockholders certifying that the representations and warranties provided by the consenting stockholders in the written consent delivered by the consenting stockholders pursuant to the merger agreement were true and correct in all material respects as of the date of such consent and are true and correct in all material respects as of the closing date.

The obligations of Innovex to effect the mergers are also subject to the satisfaction, or waiver by Innovex, at or prior to the effective time of the following additional conditions:

•	the accuracy of the representations and warranties of Dril-Quip as follows:

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the representations and warranties of Dril-Quip regarding qualification and organization, stock issuances, corporate authority and approval must have been true and correct in all material respects as of the date of the merger agreement and must be true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date);

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the representation of Dril-Quip regarding capital structure, no conflict or breach of organizational documents, compliance with anti-corruption laws, absence of certain changes and finders or brokers must have been true and correct in all respects as of the date of the merger agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date), other than, in each case, de minimis inaccuracies; and

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each other representation and warranty of Dril-Quip set forth in the merger agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty must have been true and correct as of such earlier date), except for inaccuracies of such representation and warranty the circumstances giving rise to which would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Dril-Quip (without giving effect to any qualification by materiality or material adverse effect contained in the merger agreement);

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the performance by Dril-Quip, Merger Sub Inc. and Merger Sub LLC, in all material respects, of their obligations under the merger agreement required to be performed at or prior to the closing date; and

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the receipt by Innovex of a certificate of the Chief Executive Officer or Chief Financial Officer of Dril-Quip certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied;

•	the receipt by Innovex of the registration rights agreement duly executed by Dril-Quip;

•	the receipt by Innovex of the stockholders agreement duly executed by Dril-Quip;

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the receipt by Innovex of a certificate of the Chief Financial Officer of Dril-Quip setting forth, as of immediately prior to the effective time, a detailed report containing all data necessary to calculate the fully diluted shares of Dril-Quip;

•	Dril-Quip having taken the specified actions regarding the appointment of directors and executive officers of the combined company as provided in the merger agreement;

•	the filing of the charter amendment with the Secretary of State of the State of Delaware; and

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effective as of (and contingent on) the closing, the adoption by the Dril-Quip Board, subject to the approval of the 2024 LTIP proposal by Dril-Quip stockholders, of the 2024 LTIP in substantially the form attached as Exhibit F to the merger agreement.

Termination of the Merger Agreement

Termination by Mutual Consent

Dril-Quip and Innovex may mutually agree in writing to terminate the merger agreement before consummating the mergers.

Termination by Either Dril-Quip or Innovex

In addition, either Dril-Quip or Innovex may terminate the merger agreement if:

•

the mergers have not been completed by December 18, 2024, which date will be automatically extended until March 18, 2025 (as applicable, the “outside date”) if certain conditions relating to regulatory filings (including under the HSR Act and other antitrust and foreign investment laws) have not been satisfied or waived on or prior to the outside date but all other conditions to closing have been satisfied or are capable of being satisfied at that time or waived, although such right to terminate will not be available to any party whose breach of the merger agreement has been the primary cause of the failure of the mergers to occur on or before such date (such termination, an “outside date termination”);

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a governmental order permanently enjoining or otherwise prohibiting consummation of the mergers has become final and non-appealable, and the party seeking to terminate the merger agreement as described in this bullet point has used reasonable best efforts to prevent, oppose and to remove such governmental order in accordance with the merger agreement (such termination, a “regulatory restraint termination event”); or

•

the Dril-Quip required vote has not been obtained at the special meeting (or, if the special meeting has been adjourned or postponed in accordance with the merger agreement, at the final adjournment or postponement thereof) at which a vote on the merger proposals was taken (such termination, a “Dril-Quip no vote termination”).

Termination by Innovex

In addition, Innovex may terminate the merger agreement prior to the effective time:

•	prior to the receipt of the Dril-Quip required vote, if the Dril-Quip Board has made a change of recommendation;

•

if at any time prior to the effective time, there has been a breach or failure to perform by Dril-Quip, Merger Sub Inc. or Merger Sub LLC of any of their representations, warranties, covenants or agreements set forth in the merger agreement such that (i) the conditions to closing relating to accuracy of representations and warranties and performance of covenants would not be satisfied (“terminable breach”) and (ii) such breach or failure cannot be cured by the outside date, or, if curable, is not cured within 30 days of receipt by Dril-Quip of written notice of such breach or failure by Innovex, except that this right to terminate the merger agreement is not available if Innovex is then in terminable breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•	if at any time prior to the effective time, there has been a material breach by Dril-Quip or any of its subsidiaries of its non-solicitation covenant.

Termination by Dril-Quip

In addition, Dril-Quip may terminate the merger agreement prior to the effective time:

•

if at any time prior to the effective time, Innovex is (i) in terminable breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement and (ii) such breach or failure cannot be cured by the outside date, or, if curable, is not cured within 30 days of receipt by Innovex of written notice of such breach or failure by Dril-Quip, except that this right to terminate the merger agreement is not available if Dril-Quip is then in terminable breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement; or

•

if, in accordance with Dril-Quip’s non-solicitation covenant, (i) the Dril-Quip Board has authorized Dril-Quip to enter into an alternative acquisition agreement with respect to a superior proposal, (ii) prior to or concurrently with such termination, Dril-Quip has paid the termination fee to Innovex as set forth in the merger agreement and (iii) concurrently with the termination of the merger agreement, Dril-Quip enters into an alternative acquisition agreement with respect to such superior proposal (such termination, a “Dril-Quip superior proposal termination”).

Termination Fees and Expense Reimbursement

Termination Fees Payable by Dril-Quip

Dril-Quip will be required to pay to Innovex a termination fee of $31,895,000 if the merger agreement is terminated:

•	by either party pursuant to an outside date termination or a Dril-Quip no vote termination, or by Innovex pursuant to a Dril-Quip terminable breach, and, in each case:

•

a bona fide acquisition proposal with respect to Dril-Quip has been publicly disclosed or announced after the date of the merger agreement and at least five days prior to the stockholder meeting (in the case of a Dril-Quip no vote termination), the date of termination (in the case of an outside date termination) or prior to a material breach that gives rise to Innovex’s termination rights (in the case of a Dril-Quip terminable breach); and

•

within twelve months after such termination, (i) Dril-Quip or any of its subsidiaries has entered into an alternative acquisition agreement with respect to any superior proposal with respect to Dril-Quip (which is thereafter consummated) or (ii) there has been consummated any superior proposal with respect to Dril-Quip (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “alternative proposal”);

•	by Innovex following a material breach by Dril-Quip of its non-solicitation obligations under the merger agreement or a change of recommendation by Dril-Quip; or

•	by Dril-Quip pursuant to a Dril-Quip superior proposal termination.

Expenses

If the merger agreement had been terminated by either Innovex or Dril-Quip for a failure to obtain the Innovex required vote, then within two business days after the date of such termination, Innovex would have had to pay to Dril-Quip all of the reasonable and documented out-of-pocket transaction expenses of Dril-Quip up to a maximum amount equal to $4,253,000. The Innovex required vote was received on March 18, 2024.

If the merger agreement is terminated by either Innovex or Dril-Quip pursuant to a Dril-Quip no vote termination and the Dril-Quip termination fee is not otherwise payable by Dril-Quip, then within two business days after the date of such termination, Dril-Quip will pay to Innovex all of the reasonable and documented out-of-pocket transaction expenses of Innovex up to a maximum amount equal to $4,253,000 (provided that any such amounts paid will be credited (without interest) against any termination fee paid by Dril-Quip to Innovex pursuant to the terms of the merger agreement).

Amendment

Subject to applicable law, at any time prior to the effective time, the parties to the merger agreement may amend or modify the merger agreement if, and only if, such amendment or modification is in writing and signed by Dril-Quip and Innovex, except that, after the Innovex required vote is obtained or the Dril-Quip required vote is obtained, no such amendment or modification may be made that pursuant to applicable law or NYSE rules and regulations requires further approval of Innovex stockholders or Dril-Quip stockholders, as applicable, without such further approval.

Waiver

The conditions to each of the parties’ obligations to consummate the mergers and the other transactions contemplated by the merger agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law, except that any such waiver will only be effective if made in writing and executed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Specific Performance

Each of the parties agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with the terms of the merger agreement or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy. In addition, the parties agreed that, in the event of any breach by any other party of any covenant or obligation contained in the merger agreement (including failing to take such actions as are required by such party under the merger agreement to consummate the merger agreement) the non-breaching party will be entitled to injunctive relief to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of terms and provisions of the merger agreement, without posting any bond or other undertaking. The parties further agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the merger agreement.

Third-Party Beneficiaries

Innovex and Dril-Quip have agreed that their respective representations, warranties and covenants set forth in the merger agreement are solely for the benefit of the other parties to the merger agreement, in accordance with and subject to the terms of the merger agreement, and the merger agreement is not intended to, and does not, confer upon any person other than Innovex, Dril-Quip and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the merger agreement, except with respect to the sections regarding indemnification and directors’ and officers’ insurance, and after the effective time, the provisions of the merger agreement relating to payment of the merger consideration, which will inure to the benefit of, and will be enforceable by, holders of Innovex common stock as of the effective time.

AGREEMENTS RELATED TO THE MERGERS

In connection with the completion of the mergers, Dril-Quip intends to enter or effect, as applicable, the stockholders agreement, the registration rights agreement and the amended bylaws, each of which are summarized below. The following summaries are not a complete description of the specific provisions referred to below. These summaries are qualified in their entirety by reference to the full text of the documents to which each such summary relates, which Dril-Quip stockholders should read. The full text of the amended bylaws, the registration rights agreement and the stockholders agreement are included in the proxy statement/prospectus as Annexes D, E and F, respectively, and are incorporated herein by reference.

Amendment to Bylaws

In connection with the consummation of the mergers, the combined company will adopt the amended bylaws in the form included in this proxy statement/prospectus as Annex D, which amend the current Dril-Quip bylaws to:

•

provide that a single Amberjack Designee has the right to call meetings of the combined company board during the period from and after the effective time until the date that Amberjack ceases to have the right to nominate any designees to the combined company board in accordance with the provisions of the stockholders agreement (the “standstill period”) and such Amberjack Designees will chair and preside over meetings of the combined company board called by such designee (see “Comparison of Stockholders’ Rights—Board Meetings” for additional information);

•

remove the procedures for submission of claims for indemnification and determination of the entitlement of any person and provide that the combined company board of directors may establish reasonable procedures for the submission of claims for indemnification, determination of the entitlement of any person to such indemnification and review of any such determination (see “Comparison of Stockholders’ Rights—Indemnification” for additional information);

•

provide that to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, a federal court located within the State of Delaware) is the exclusive forum for any claims, including claims in the right of the combined company: (i) that are derivative actions brought on behalf of the combined company, (ii) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, (iii) arising pursuant to the DGCL, the organizational documents of the combined company or as to which the DGCL confers jurisdiction upon the Court of Chancery or (iv) for any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware (see “Comparison of Stockholders’ Rights—Exclusive Forum” for additional information); and

•

provide that the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States (see “Comparison of Stockholders’ Rights—Exclusive Forum” for additional information).

Registration Rights Agreement

Pursuant to the merger agreement, at the closing of the mergers, Dril-Quip will enter into a registration rights agreement with the consenting stockholders (the “initial holders”), in the form included in this proxy statement/prospectus as Annex E. Pursuant to the registration rights agreement, the combined company will agree to register under the federal securities laws the offer and resale of shares of combined company common stock by held the initial holders or permitted transferees as more fully described below.

Pursuant to the registration rights agreement, any of the initial holders will have the right to require the combined company, at any time after 180 days from the closing date of the mergers (or earlier if so agreed to by the combined company), and subject to certain limitations, to prepare and file a registration statement registering the offer and sale of their shares of combined company common stock. Subject to certain exceptions, the combined company will not be obligated to effect a demand registration if a then effective registration statement is available for use or to effect such a demand registration or an underwritten offering within 90 days after the closing of any requested underwritten offering of shares of combined company common stock, unless certain requirements are met. In addition, as promptly as reasonably practicable, but in no event later than 10 business days after the date the registration rights agreement is executed, the combined company will be required to prepare and file with the SEC a shelf registration statement on Form S-3 (which shall be automatic shelf registration statement, if available) to permit the public resale of all of the registrable securities thereunder in accordance with the terms of the registration rights agreement.

The registration rights agreement will also generally obligate the combined company to cooperate with the initial holders in effecting the disposition of their shares of combined company common stock by such methods as the initial holders may request, including through underwritten offerings and block trades.

The registration rights agreement will include provisions, subject to certain exceptions, that if at any time the combined company proposes to register an offering of combined company common stock or conduct an underwritten offering, whether or not for its own account, then the combined company would be required to notify the initial holders and allow them to include a specified number of their shares of combined company common stock in that registration statement or underwritten offering, as applicable.

These registration rights will be subject to certain conditions and limitations, and the combined company will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether or not any registrable securities are sold pursuant to a registration statement. The registration rights agreement will also require the combined company to indemnify each of the initial holders against certain liabilities under the Securities Act.

Stockholders Agreement

At the closing, Dril-Quip intends to enter the stockholders agreement with Amberjack and the consenting stockholders in the form included in this proxy statement/prospectus as Annex F, which provides that:

•

Amberjack will have the right, but not the obligation, to designate for nomination by the combined company to the combined company board a number of designees (the “Amberjack Designees”) equal to: (i) four directors, so long as the Stockholders (as defined in the stockholders agreement) collectively beneficially own 40% or more of the number of shares of combined company common stock outstanding as of the effective time; (ii) three directors, in the event that the Stockholders collectively beneficially own less than 40% but at least 30% of the number of shares of combined company common stock outstanding as of the effective time; (iii) two directors in the event that the Stockholders collectively beneficially own less than 30% but at least 20% of the number of shares of combined company common stock outstanding as of the effective time; and (iv) one director in the event that the Stockholders collectively beneficially own less than 20% but at least 10% of the number of shares of combined company common stock outstanding as of the effective time;

•

for so long as Amberjack has the right to designate at least one Amberjack Designee to the combined company board, the combined company will agree to take all necessary action, and, if applicable, the Stockholders agree to vote their respective shares, to cause the election of the person who is then serving as the Chief Executive Officer of the combined company (the “CEO Director”) and each Amberjack Designee to the combined company board;

•

the combined company board shall be divided into three classes of directors, with each class serving staggered three-year terms in accordance with the certificate of incorporation of the combined company and, unless otherwise requested by Amberjack, each Amberjack Designee, if any, shall be assigned (or continue to be assigned) to the classes specified in the merger agreement;

•

during the period from and after the closing date until the date that Amberjack ceases to have the right to nominate any designees to the combined company board pursuant to the stockholders agreement (the “standstill period”) and subject to certain exceptions, Amberjack shall have the right to request that a representative of Amberjack attend meetings of the combined company board (and any committee of which an Amberjack Designee is a member, to the extent consistent with applicable law) from time to time;

•

until the end of the standstill period and subject to certain exceptions, the combined company shall provide Amberjack or its authorized representatives, at reasonable times and upon reasonable prior notice to the combined company, with (i) reasonable access to the books and records of the combined company or any of its material subsidiaries and (ii) the right to discuss the combined company’s or its material subsidiaries’ affairs, finances and condition with its and their officers;

•

to the fullest extent permitted by the DGCL and subject to applicable legal requirements and any express agreement, the combined company will agree that the Covered Persons (as defined in the stockholders agreement) may, and shall have no duty not to, (i) invest in, carry on and conduct any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the combined company or any of its subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of the combined company or its affiliates, and/or (iii) make investments in any kind of property in which the combined company or its subsidiaries may make investments. To the fullest extent permitted by the DGCL or any other applicable law, the combined company renounces any interest or expectancy to participate in any business, business opportunity, transaction, investment or other matter of any Covered Person as currently conducted or as may be conducted in the future, and waives any claim against a Covered Person and shall indemnify a Covered Person against any claim that such Covered Person is liable to the combined company or its stockholders for breach of any fiduciary duty or otherwise solely by reason of such Covered Person’s participation in, or failure to offer or communicate to the combined company, its subsidiaries or any controlled affiliates any information regarding, any such business opportunity;

•

during the standstill period and subject to certain exceptions, the Stockholders and each of their respective affiliates will be subject to certain restrictions relating to (i) the acquisition of additional shares of combined company common stock, (ii) the solicitation of proxies with respect to voting of any Voting Securities (as defined in the stockholders agreement) of the combined company, (iii) the deposit of any Voting Securities into a voting trust or subjecting such Voting Securities to any voting agreement, pooling arrangement or similar arrangement, or the grant of any proxy with respect to such Voting Securities, (iv) actions to change management of the combined company or the combined company board other than pursuant to the provisions of the stockholders agreement, (v) actions regarding any merger, consolidation, business combination, tender or exchange offer, restructuring, recapitalization or other extraordinary transaction of or involving the combined company or any of its subsidiaries or their securities or assets, or (vi) actions that would reasonably be expected to cause or require the combined company to make a public announcement regarding any actions prohibited by the stockholders agreement;

•

during the standstill period, the Stockholders shall cause all Voting Securities then owned by the Stockholders to be present, in person or by proxy, at any meeting of the stockholders of the combined company occurring at which an election of directors is to be held, so that all such Voting Securities shall be counted for the purpose of determining the presence of a quorum at such meeting; and

•

during a period of 180 days from the closing date (the “lock-up period”), the Stockholders shall not transfer any Stockholder Shares (as defined in the stockholders agreement) without the prior written consent of the combined company and, following the end of the lock-up period, the Stockholders may transfer the Stockholder Shares without the prior consent of the combined company and without restriction; provided, however, that in connection with any Transfer (as defined in the stockholders agreement) of Stockholder Shares that is effected (A) pursuant to a Registration Statement (as defined in the registration rights agreement) or a privately-negotiated transaction not subject to the registration requirements of the Securities Act, in each case in which the Stockholders (or any of their respective representatives) negotiate the terms of such Transfer directly with the third party purchaser (other than any underwriter, placement agent or initial purchaser thereof) of such Stockholder Shares or (B) in accordance with Rule 144 under the Securities Act but not pursuant to the manner of sale provisions specified in Rule 144(f), in each case the Stockholder shall not knowingly Transfer Stockholder Shares to any Person or Group (each as defined in the stockholders agreement) (whether such Person or Group is purchasing Stockholder Shares for its or their own account)s) or as fiduciary on behalf of one or more accounts) who (x) is a Competitor (as defined in the stockholders agreement), or (y) at the time of such Transfer is, or following such Transfer would become, a beneficial owner of combined company common stock in excess of 5% of the voting power of the outstanding shares of combined company common stock (provided, that the restrictions in clause (y) only apply during the standstill period).

EXECUTIVE COMPENSATION OF THE COMBINED COMPANY

Any compensation to be paid to the combined company’s executive officers will be determined by the combined company board upon the recommendation of a compensation committee comprised solely of independent directors. Following completion of the mergers, Adam Anderson will serve as Chief Executive Officer, Kendal Reed will serve as Chief Financial Officer and Mark Reddout will serve as President, North America of the combined company. The remaining executive management members will be selected by the combined company board. This section sets forth historical compensation information, as well as current compensation information, for Messrs. Anderson, Reed and Reddout in their capacities as the Chief Executive Officer, Chief Financial Officer and President of North America of Innovex (referred to herein as the “Innovex Named Executive Officers” or “Innovex NEOs”), respectively. Innovex is providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the Jumpstart Our Business Startups Act.

Annual Base Salary

Annual base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. From January 1, 2023 until January 18, 2023, each of Messrs. Anderson’s and Reed’s annual base salary was $375,000 and $275,000, respectively, and effective January 19, 2023, each of Messrs. Anderson’s and Reed’s annual base salary was increased to $425,000 and $300,000, respectively. Messrs. Anderson’s and Reed’s annual base salaries were further increased to $550,000 and $350,000, respectively, effective as of November 9, 2023. During 2023 until November 8, 2023, Mr. Reddout’s annual base salary was $300,000, and effective November 9, 2023, Mr. Reddout’s annual base salary was increased to $350,000. Please see the “Salary” column in the 2023 Summary Compensation Table for the annual base salary received by each of the Named Executive Officers in 2023.

Annual Bonuses

Pursuant to their employment agreements, each Innovex Named Executive Officer is eligible to receive an annual cash bonus based on performance criteria established by the Innovex Board (generally by February of the year in which the bonus relates) with a target annual incentive opportunity calculated as a percentage of their respective annual salary. Effective as of November 9, 2023, Messrs. Anderson, Reddout, and Reed were eligible to earn an annual performance-based bonus based on achievement of certain goals, with an annual target bonus opportunity as a percentage of annual base salary equal to 100%, 60%, and 60%, respectively. Each Named Executive Officer must be employed on the date of payment in order to be eligible to receive an annual bonus. The actual annual bonus amounts earned by the Named Executive Officers with respect to 2023 is set forth in the “Non-Equity Incentive Compensation” column in the 2023 Summary Compensation Table.

Equity Awards

Innovex maintains the Innovex Downhole Solutions, Inc. 2016 Long-Term Incentive Plan (the “2016 LTIP”) in order to facilitate the grant of equity incentives to directors, employees (including the Innovex Named Executive Officers) and other service providers of Innovex to obtain and retain services of these individuals, which is essential to its long-term success. On January 1, 2023, Messrs. Anderson and Reed were granted 300,000 and 100,000 Innovex stock options, respectively, pursuant to the terms and conditions of the 2016 LTIP and a grant notice. These Innovex stock options were subsequently forfeited on March 11, 2023, as a condition precedent to a grant to each of Messrs. Anderson and Reed on May 11, 2023, of 115,207 and 38,402 continuing RSUs (the “2023 RSUs”), respectively, under the terms and conditions of the 2016 LTIP and a grant notice and RSU award agreement. The grant notice and RSU award agreements for Messrs. Anderson and Reed provide that the 2023 RSUs will vest annually over four years with 25% of the units vesting on each of the first, second, third, and fourth anniversary of January 1, 2023, subject to continued employment through each applicable vesting date. The 2023 RSUs fully accelerate and vest in the event of a “Liquidity Event” (as defined in the 2016 LTIP) and settle in shares of Innovex’s common stock within 30 days of the applicable vesting date, with any fractional shares settled in cash. The consummation of the mergers is not expected to constitute a “Liquidity Event”.

In connection with entering into the merger agreement, on March 15, 2024, Messrs. Anderson, Reed and Reddout were granted 50,225 RSUs (consisting of 225 Innovex RSUs and 50,000 continuing RSUs), 18,875 RSUs (consisting of 125 Innovex RSUs and 18,750 continuing RSUs) and 18,975 RSUs (consisting of 225 Innovex RSUs and 18,750 continuing RSUs (the “2024 RSUs”), respectively, under the terms and conditions of the 2016 LTIP and a grant notice and RSU award agreement. The grant notice and RSU award agreements for Messrs. Anderson and Reed provide that the Innovex RSUs granted as part of the 2024 RSUs will vest immediately prior to, and contingent upon, the consummation of the mergers, and the continuing RSUs granted as part of the 2024 RSUs will vest over a period of two years following the closing date of the mergers with 331/3% of the continuing RSUs vesting on each of the dates that is six months following the closing date, the first anniversary of the closing date and the second anniversary of the closing date, subject generally to continued employment through each applicable vesting date. In the event that an Innovex NEO’s employment is terminated without cause (as defined in the 2016 LTIP) (excluding due to death or disability) on or following the closing date, the number of continuing RSUs due to vest on the next scheduled vesting date (i.e., 331/3% of the continuing RSUs) will accelerate and vest.

For additional information regarding the treatment of Innovex equity awards, please see “The Merger Agreement—Treatment of Innovex Equity-Based Awards”.

Retention Bonuses

Mr. Reddout’s employment agreement provides for the opportunity to receive a retention bonus in the aggregate amount of $1,000,000 to be paid in three substantially equal installments, subject to Mr. Reddout’s continued employment with Innovex. The first installment of $333,333.33 was paid on March 3, 2023, the second installment of $333,333.33 was paid on March 8, 2024, and the third installment will be paid on or before April 1, 2025, subject to Innovex’s achievement of 80% of its annual budgeted 2024 EBITDA number. The retention bonus paid in 2023 is disclosed in the “Bonus” column in the 2023 Summary Compensation Table.

2023 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to the Innovex Named Executive Officers for the fiscal year ended December 31, 2023:

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Adam Anderson	2023	437,596	—	3,591,002	—	—	16,097	4,044,695
CEO	2022	375,000	—	—	—	225,000	16,097	616,097
Mark Reddout	2023	305,769	363,333	—	—	—	41,104	710,206
President, North America	2022	300,000		—	—	126,000	39,912	465,912
Kendal Reed	2023	304,807	—	1,196,990	—	—	11,100	1,512,897
CFO	2022	275,000	—	—	—	132,000	10,350	417,350

(1)	The amounts shown in this column for 2023 for Mr. Reddout relate to the $333,333 retention bonus paid on March 3, 2023, as well as a discretionary cash bonus of $30,000 related to 2023 performance.
(2)

Represents the aggregate fair value of the 2023 RSUs granted on May 11, 2023. These amounts have been calculated in accordance with Accounting Standards Codification Topic 718. Please see “Note 14—Stock Based Compensation” to Innovex’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

(3)

All options granted to Mr. Anderson and Mr. Reed related to 2023 compensation (valued at $3,591,002 and $1,196,990, respectively) were subsequently forfeited in 2023 as a condition precedent to grants of the 2023 RSUs. The values of such options represent the aggregate fair-value of option awards at the time of grant. These amounts have been calculated in accordance with Accounting Standards Codification Topic 718. Please see “Note 14—Stock Based Compensation” to Innovex’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

(4)

The amounts shown in this column as 2022 compensation are the amounts paid to the applicable Innovex Named Executive Officers in March 2023 and relate to the annual cash bonus in respect of the 2022 performance year. The amount in this column as 2023 compensation are the amounts paid to the applicable Innovex Named Executive Officers in March 2024 and related to the annual cash bonus in respect of the 2023 performance year.

(5)

The amounts shown in this column include monthly cell phone reimbursement amounts for each Named Executive Officer, a monthly vehicle allowance for Messrs. Anderson and Reddout, the dollar value of long-term disability and group term life insurance premiums paid by Innovex on behalf of Messrs. Anderson and Reddout, and the amounts of Company contributions under Innovex’s 401(k) Plan to Messrs. Reddout and Reed. Mr. Reddout’s total aggregate monthly vehicle allowance for the years 2022 and 2023 was $28,600 annually.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards granted under the 2016 LTIP held by each Innovex Named Executive Officer as of December 31, 2023:

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares or Units of Stock that have not Vested ($)
Adam Anderson	109,240	(1)	—		$10.00	11/7/2026	—		—
	30,000	(2)	—		$22.58	9/28/2028	—		—
	29,375	(3)	17,625	(4)	$21.00	9/15/2031	—		—
	—		—		—	—	115,207	(5)	3,591,002
Mark Reddout	49,158	(6)	—		$10.00	11/7/2026	—		—
	17,000	(2)	—		$22.58	9/28/2028	—		—
	29,375	(3)	17,625	(4)	$21.00	9/15/2031	—		—
Kendal Reed	5,000	(7)	—		$10.00	1/20/2027	—		—
	7,500	(2)	—		$22.58	9/28/2028	—		—
	25,000	(8)	—		$28.74	2/18/2029	—		—
	23,500	(3)	14,100	(4)	$21.00	9/15/2031	—		—
	—		—		—	—	38,402	(5)	1,196,990

(1)

The number of stock options granted on November 7, 2016, which vested as follows: 25% of the stock options vesting on December 1, 2015 and 6.25% of the stock options vesting on every calendar quarter end date thereafter.

(2)

The number of stock options granted on September 28, 2018, which vested over a four-year period as follows: 25% of the stock options vesting on September 28, 2019 and 6.25% of the stock options vesting on every calendar quarter end date thereafter.

(3)

The number of stock options granted on September 15, 2021 that were exercisable as of December 31, 2023. The stock options granted on February 23, 2021 vest over a four-year period as follows: 25% of the stock options vesting on September 15, 2022 and 6.25% of the stock options vesting on every calendar quarter end date thereafter.

(4)

The number of stock options granted on September 15, 2021 that were not exercisable as of December 31, 2023. The stock options granted on September 15, 2021 vest over a four-year period as follows: 25% of the stock options vesting on September 15, 2022 and 6.25% of the stock options vesting on every calendar quarter end date thereafter.

(5)

The number of restricted stock units granted on May 11, 2023, which vest annually over four year with 25% of the restricted stockunits vesting on each of the first four anniversaries of January 1, 2023.

(6)

The number of stock options granted on November 7, 2016, which vested as follows: 25% of the stock options vesting on February 23, 2016 and 6.25% of the stock options vesting on every calendar quarter end date thereafter.

(7)

The number of stock options granted on January 20, 2017, which vested as follows: 25% of the stock options vesting on December 1, 2017 and 6.25% of the stock options vesting on every calendar quarter end date thereafter.

(8)

The number of stock options granted on February 18, 2019, which vested over a four-year period as follows: 25% of the stock options vesting on September 18, 2020 and 6.25% of the stock options vesting on every calendar quarter end date thereafter.

Additional Narrative Disclosure

Employment Agreements

Each Innovex Named Executive Officer was subject to an employment agreement during the 2023 calendar year, the terms of each of which are described below. Each Innovex Named Executive Officer is also eligible to earn discretionary target bonuses under their applicable employment agreement, and the current discretionary bonus opportunities available are described in– Annual Bonuses,” above.

Each employment agreement provides for certain severance benefits upon certain terminations of the Innovex Named Executive Officer’s employment. Please see “The Mergers—Board of Directors and Management of the Combined Company—Change in Control Payments and Benefits” above for more details regarding the severance benefits each Innovex Named Executive Officer is eligible to receive.

The employment agreements also contain certain restrictive covenants that restrict (with certain limitations) the Innovex Named Executive Officers from (i) competing with Innovex and its affiliates during the term of the Innovex Named Executive Officer’s employment with Innovex and for the 12-month period following termination of employment and (ii) soliciting any customers or soliciting or hiring employees of Innovex and its affiliates, in each case, during the term of the Innovex Named Executive Officer’s employment with Innovex and for the 24-month period following termination of employment.

Adam Anderson

Effective as of October 29, 2020, Mr. Anderson entered into an employment agreement with Innovex (the “Anderson Employment Agreement”), which was superseded in March 2023 as described below. Mr. Anderson serves as Innovex’s Chief Executive Officer and reports to the Innovex Board.

The Anderson Employment Agreement provided for (i) a three-year employment term, which may be earlier terminated pursuant to the terms and conditions of the agreement, (ii) an annual base salary of $375,000, (iii) an annual target bonus opportunity equal to 50% of his annual base salary, (iv) eligibility to participate in any benefits plans generally made available to other employees of Innovex, including but not limited to, vacation, disability insurance, and participation in Innovex’s 401(k) plan, and (v) business expense reimbursement for reasonable travel, entertainment and other business expenses incurred in the course of the performance of his duties, in accordance with Innovex’s expense policy as in effect from time to time.

Effective March 1, 2023, the Anderson Employment Agreement was amended and restated (the “A&R Anderson Employment Agreement”). The A&R Anderson Employment Agreement provides for the same terms and conditions as the Anderson Employment Agreement except the A&R Anderson Employment Agreement (i) provides for a base salary of $425,000 and an annual target bonus opportunity equal to 50% of annual base salary and (ii) clarifies that Mr. Anderson will be entitled to receive severance benefits even if his employment is terminated in connection with a “Liquidation” (as defined in Innovex’s Amended and Restated Certificate of Incorporation, as amended from time to time); provided, that if the termination occurs either (A) while Innovex is in active bankruptcy proceedings, (B) while Innovex is in forbearance with its creditors or (C) in connection with or after a voluntary liquidation under applicable bankruptcy or reorganization legislation, dissolution or winding up of Innovex, Innovex is not required to pay the severance benefits (the “Severance Liquidation Clarification”).

In connection with entering into the merger agreement, on March 13, 2024, Mr. Anderson entered into a new employment with agreement with Innovex, which superseded the A&R Anderson Employment Agreement (the “New Anderson Employment Agreement”). The New Anderson Employment Agreement provides for an annual base salary of $550,000, an annual target bonus opportunity of 100% of annual base salary and provides that in each year during the term commencing in 2025 (assuming the mergers are consummated in 2024) for an annual equity and/or equity-based incentive compensation grant with a target value of not less than $2,000,000 as of the date of grant. The New Anderson Employment Agreement, unlike the A&R Anderson Employment Agreement, does not provide for a set term. It may be terminated at any time pursuant to the terms and conditions of the New Anderson Employment Agreement.

Mark Reddout

Effective as of April 5, 2018, Mr. Reddout entered into an employment agreement with Innovex (the “Reddout Employment Agreement”), which was superseded in March 2023 as described below. Mr. Reddout serves as Innovex’s President, North America, and reports to Mr. Anderson.

The Reddout Employment Agreement provided for (i) a three-year employment term, which may be earlier terminated pursuant to the terms and conditions of the agreement, (ii) an annual base salary of $230,000, (iii) an annual target bonus opportunity equal to 30% of his annual base salary, (iv) eligibility to participate in any benefits plans generally made available to other employees of Innovex, including but not limited to, vacation, disability insurance, and participation in Innovex’s 401(k) plan, and (v) business expense reimbursement for reasonable travel, entertainment and other business expenses incurred in the course of the performance of his duties, in accordance with the Innovex’s expense policy as in effect from time to time.

Effective March 1, 2023, the Reddout Employment Agreement was amended and restated (the “A&R Reddout Employment Agreement”). The A&R Reddout Employment Agreement provides for the same terms and conditions as the Reddout Employment Agreement except the A&R Reddout Employment Agreement (i) provides for a base salary of $300,000 and an annual target bonus opportunity equal to 35% of annual base salary, (ii) the Severance Liquidation Clarification, and (iii) a retention bonus of $1,000,000, payable in three substantially equal installments, subject to Mr. Reddout’s continued employment, on or before April 1, of 2023, April 1, 2024 and April 1, 2025, with the 2024 and 2025 payments each subject to and Innovex meeting at least 80% of its annual budgeted 2023 and 2024 EBITDA, respectively.

Kendal Reed

Effective as of January 14, 2019, Mr. Reed entered into an employment agreement with Innovex (the “Reed Employment Agreement”), which was superseded in March 2023 as described below. Mr. Reed serves as Innovex’s Chief Financial Officer and reports to Mr. Anderson.

The Reed Employment Agreement provided for (i) a three-year employment term, which may be earlier terminated pursuant to the terms and conditions of the agreement, (ii) an annual base salary of $250,000, (iii) an annual target bonus opportunity equal to 40% of his annual base salary, (iv) eligibility to participate in any benefits plans generally made available to other employees of Innovex, including but not limited to, vacation, disability insurance, and participation in Innovex’s 401(k) plan, and (v) business expense reimbursement for reasonable travel, entertainment and other business expenses incurred in the course of the performance of his duties, in accordance with Innovex’s expense policy as in effect from time to time.

Effective March 1, 2023, the Reed Employment Agreement was amended and restated (the “A&R Reed Employment Agreement” and, together with the A&R Reddout Employment Agreement, the “Amended and Restated Executive Employment Agreements”). The A&R Reed Employment Agreement provides for the same terms and conditions as the Reed Employment Agreement except the A&R Reed Employment Agreement (i) provides for a base salary of $300,000 and an annual target bonus opportunity equal to 40% of annual base salary and (ii) the Severance Liquidation Clarification.

Retirement Benefits

Innovex maintains a qualified 401(k) retirement savings plan for all eligible employees, including the Innovex Named Executive Officers, which allows participants to defer a percentage of cash compensation up to the maximum amount allowed under Internal Revenue Service Guidelines. Innovex makes discretionary matching contributions to our 401(k) plan, generally equal to 50% of the first 6% of the employee’s salary deferred (i.e., a 3% total match). 401(k) plan participants are always fully vested with respect to their contributions to the plan. We do not maintain, sponsor or otherwise have any liability with respect to any defined benefit pension plan or nonqualified deferred compensation plan.

Potential Payments upon Termination or Change in Control

Each of the Amended and Restated Executive Employment Agreement provides that upon a termination of their employment by Innovex for any reason other than for “Cause” as defined therein, subject to the applicable Innovex Named Executive Officers’ execution and delivery of a fully effective release of claims in favor of Innovex and continued compliance with applicable restrictive covenants (as described in “Employment Agreements” above), the Innovex Named Executive Officer will receive salary continuation payments and full COBRA premium reimbursement for a period 12 months.

The Amended and Restated Executive Employment Agreements define “Cause” as the applicable Innovex Named Executive Officer’s (a) willful failure or refusal to perform reasonably assigned duties consistent with the Innovex Named Executive Officer’s office or position in Innovex in any material respect, if such failure or refusal is not corrected (if correctible) by the Innovex Named Executive Officer within 10 days following written notice by Innovex describing such failure or refusal in reasonable detail or, if corrected, recurs; (b) conviction for or plea of nolo contendere to (i) a felony or misdemeanor involving fraud, embezzlement or financial improprieties, (ii) any crime involving dishonesty or moral turpitude or (iii) any crime that is otherwise injurious to Innovex or any of its affiliates or Innovex’s (or its affiliate’s) reputation; (c) commission of an act of fraud, embezzlement, misappropriation or breach of fiduciary duty against Innovex or any of its affiliates, (d) willful violation of laws or regulations applicable to Innovex’s or its affiliate’s business; (e) failure or refusal to comply with any written material rule or policy of Innovex or any of its affiliates of which the Innovex Named Executive Officer had prior notice, if such failure or refusal is not corrected (if correctible) by the Innovex Named Executive Officer within 10 days following receipt of written notice from Innovex describing such failure or refusal in reasonable detail or, if corrected, recurs; (f) gross negligence or willful misconduct in the performance of the Innovex Named Executive Officer’s duties; or (g) habitual abuse of alcohol, narcotics or other illegal substances.

The New Anderson Employment Agreement provides that upon a termination of Mr. Anderson’s employment by Innovex without “Cause” as defined therein or by Mr. Anderson for “Good Reason” as defined therein outside of the Protected Period (as defined below), subject to Mr. Anderson’s fully effective release of claims in favor of Innovex and continued compliance with applicable restrictive covenants, Mr. Anderson will receive (i) salary continuation payments for 24 months, (ii) continuation coverage under Innovex’s group health plan in form of payments on a fully taxable basis equal to the monthly portion of premium cost of participation in Innovex’s group health plan that Innovex paid for Mr. Anderson and, to the extent applicable, his spouse and/or covered dependents for a period of up to 24 months, (iii) any earned but unpaid annual bonus for any fiscal year preceding the fiscal year in which Mr. Anderson’s employment terminates and (iv) all unvested equity and/or equity-based compensation awards that vest solely based on the passage of time will become immediately vested to the same extent as if Mr. Anderson remained employed over the course of the 24 month period following the date of termination and all unvested equity or equity-based compensation awards that vest in part based on the passage of time in addition to performance will become immediately vested in the time vesting component to the same extent as if Mr. Anderson had remained employed over the course of the 24 month period following the date of termination and the performance vesting component will remain subject to the terms and conditions of the applicable equity award treatment (the “Non-CIC Severance Benefits”).

In the event that Mr. Anderson’s employment is terminated without “Cause” or by Mr. Anderson for “Good Reason” on the date that is 60 days prior to the consummation of a “Change in Control” as defined therein and ending on the date that is 12 months after the date of the consummation of a “Change in Control” (the “Protected Period”), subject to Mr. Anderson’s fully effective release of claims in favor of Innovex and continued compliance with applicable restrictive covenants, Mr. Anderson will receive, in lieu of the Non-CIC Severance Benefits, (i) a lump sum severance payment in an amount equal to the sum of three times Mr. Anderson’s annual base salary in effect as of the date of termination and Mr. Anderson’s annual target bonus in effect as of the date of termination, (ii) continuation coverage under Innovex’s group health plan in form of payments on a fully taxable basis equal to the monthly portion of premium cost of participation in Innovex’s group health plan that Innovex paid for Mr. Anderson and, to the extent applicable, his spouse and/or covered dependents for a period of up to 36 months, (iii) any earned but unpaid annual bonus for any fiscal year preceding the fiscal year in which Mr. Anderson’s employment terminates and (iv) all unvested equity and/or equity-based compensation awards that vest solely based on the passage of time will become immediately and fully vested and all unvested equity or equity-based compensation awards that vest in part based on the passage of time in addition to performance will become immediately and fully vested in the time vesting component and the performance vesting component will be deemed satisfied at target level to the extent achievement of the performance criteria is not determined upon the Change in Control pursuant to the applicable equity award agreement.

In the event that Mr. Anderson’s employment is terminated due to Mr. Anderson’s death or “Disability” as defined therein, subject to Mr. Anderson’s or his estate’s or legal representative’s, as the case may be, fully effective release of claims in favor of Innovex, Mr. Anderson or his estate or legal representative, as the case may be, will receive salary continuation payments for a period of 12 months.

The New Anderson Employment Agreement defines “Cause” as Mr. Anderson’s (a) willful failure or refusal to perform reasonably assigned duties consistent with Mr. Anderson’s office or position in Innovex in any material respect, if such failure or refusal is not corrected (if correctible) by Mr. Anderson within 10 days following written notice by Innovex describing such failure or refusal in reasonable detail; (b) conviction for or plea of nolo contendere to (i) a felony or misdemeanor involving fraud, embezzlement or financial improprieties, (ii) any crime involving dishonesty or moral turpitude or (iii) any crime that is otherwise injurious to Innovex or any of its affiliates, whether reputationally or financially; (c) commission of an act of fraud, embezzlement, misappropriation or breach of fiduciary duty against Innovex or any of its affiliates, (d) willful and material violation of laws or regulations applicable to the Innovex’s or its affiliates’ business; (e) failure or refusal to comply with any written material rule or policy of Innovex or any of its affiliates of which Mr. Anderson had prior notice, if such failure or refusal is not corrected (if correctible) by Mr. Anderson within 10 days following receipt of written notice from Innovex describing such failure or refusal in reasonable detail or, if corrected, recurs; (f) gross negligence or willful misconduct in the performance of Mr. Anderson’s duties; or (g) Mr. Anderson’s habitual abuse of alcohol, narcotics or other illegal substances.

The New Anderson Employment Agreement defines “Good Reason” as any of the following, in each case, without Mr. Anderson’s prior written consent (a) a reduction by Innovex in Mr. Anderson’s annual base salary or annual target bonus, (b) a material diminution in Mr. Anderson’s authority, duties or responsibilities as Chief Executive Officer of Innovex, which, for the avoidance of doubt, does not include any diminution in Mr. Anderson’s authority, duties or responsibilities resulting from the hiring of additional subordinates to fulfill Mr. Anderson’s duties and/or responsibilities, (c) a requirement that Mr. Anderson report to a corporate officer or employee instead of reporting directly to the Innovex Board, (d) a change in the geographic location at which Mr. Anderson must perform services to a location outside of the Houston, Texas metropolitan area, or (e) any material breach by Innovex of any material provision of the New Anderson Employment Agreement or any other written agreement between Mr. Anderson and Innovex or any of its affiliates.

The New Anderson Employment Agreement defines “Change in Control” as any of the following:

•

a change in the ownership or control of Innovex effected through a transaction or series of transactions (other than (1) an offering of Innovex common stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission or similar non-U.S. regulatory agency or pursuant to a Non-Control Transaction (as defined in subclause (2) below) or (2) a sale or other disposition of Innovex common stock by one or more stockholders of Innovex in a transaction that does not require the approval of the Innovex Board) whereby any person or any two or more persons deemed to be one person,” other than Innovex or any of its affiliates, an employee benefit plan sponsored or maintained by Innovex or any of its affiliates (or its related trust), or any underwriter temporarily holding securities pursuant to an offering of such securities, directly or indirectly acquire, other than pursuant to a Reorganization (as defined in subclause (2) below) that does not constitute a Change in Control under such subclause (2), beneficial ownership of securities of Innovex possessing more than 50% of the total combined voting power of Innovex’s securities eligible to vote in the election of the Innovex Board (“Innovex Voting Securities”);

•

the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving Innovex or any of its affiliates that requires the approval of Innovex’s stockholders (whether for such transaction, the issuance of securities in the transaction, or otherwise) (a “Reorganization”), unless, immediately following such Reorganization, (i) more than 50% of the total voting power of (A) the corporation resulting from such Reorganization (the “Surviving Company”), or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of at least 95% of the voting securities of the Surviving Company (the “Parent Company”), is represented by Innovex Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Innovex Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Innovex Voting Securities among holders thereof immediately prior to such Reorganization, (ii) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company or, if there is no Parent Company, the Surviving Company, and (iii) following the consummation of such Reorganization, at least a majority of the members of the Innovex Board immediately prior to such Reorganization are members of the board of directors of the Parent Company or, if there is no Parent Company, the Surviving Company (any Reorganization which satisfies all of the criteria specified in clauses (i), (ii), and (iii) above shall be a “Non-Control Transaction”); or

•

the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Innovex and its subsidiaries (on a consolidated basis) to any person or to any two or more persons deemed to be one person, other than Innovex’s affiliates.

Notwithstanding the foregoing, (x) a Change in Control will not be deemed to occur solely because any person acquires beneficial ownership of 50% or more of the Innovex Voting Securities as a result of an acquisition of Innovex Voting Securities by Innovex that reduces the number of Innovex Voting Securities outstanding; provided that, if after such acquisition by Innovex, such person becomes the beneficial owner of additional Innovex Voting Securities that increases the percentage of outstanding Innovex Voting Securities beneficially owned by such person, a Change in Control will then be deemed to occur, and (y) with respect to the payment of any amount that constitutes a “deferral of compensation” subject to Section 409A of the Code payable upon a Change in Control, a Change in Control will not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of Innovex or in the ownership of a substantial portion of the assets of Innovex under Section 409A(a)(2)(A)(v) of the Code.

The New Anderson Employment Agreement defines “Disability” as the inability of Mr. Anderson to perform the essential functions of Mr. Anderson’s position due to physical or mental disability (after taking into account Innovex’s obligation to provide reasonable accommodations to Mr. Anderson in accordance with the Americans With Disabilities Act of 1990 or analogous state law) which continues for a period of 90 days (whether or not consecutive) during any 12-month period during the term of Mr. Anderson’s employment with Innovex.

See “The Mergers—Board of Directors and Management of the Combined Company—Change in Control Payments and Benefits” above, for a description of the treatment of the Innovex NEOs’ equity awards.

INNOVEX BUSINESS

References in this section to “Innovex,” “we,” “us” and “our” are to Innovex Downhole Solutions, Inc. and its consolidated subsidiaries, unless the context otherwise requires or as otherwise indicated.

Overview

Innovex designs, manufactures, sells and rents mission critical engineered products to the global oil and natural gas industry. Our vision has been to create a global leader in well-centric products and technologies through organic, customer-linked innovations and disciplined acquisitions to drive leading returns for our investors. Our products are used across the lifecycle of the well (during the construction, completion, production and intervention phases) and are typically utilized downhole and consumable in nature. Our products perform a critical well function, and we believe they are chosen due to their reliability and capacity to save our customers time and lower costs during the well lifecycle. We believe that our products have a significant impact on a well’s performance and economic profile relative to the price we charge, creating a “Big Impact, Small Ticket” value proposition. The majority of our 2023 revenue came from product families that we believe hold a top three competitive position in their primary markets based on our TAM estimates. We estimate that our TAM for our applicable products across the US and Canadian onshore market (the “NAM market”) was approximately 2.1 billion in 2023 and $2.0 billion in 2022. We have a growing presence across our International and Offshore markets and estimate that the TAM for our applicable products across these regions was approximately $2.4 billion in 2023 and $2.2 billion in 2022. Please see “—Our Organic Growth Strategy” for an explanation of how we calculate our TAM. Many of our products can be used in a significant portion of our customers’ wells globally, with our most advanced products providing mission critical solutions for some of the most challenging and complex wells in the world. We have a track record of developing proprietary products to address our customers’ evolving needs, and we maintain an active pipeline of potential new products across various stages of development. Our business is high margin and capital-light, and has produced strong returns on invested capital. We have a disciplined history of successfully sourcing and integrating strategic acquisitions.

The Innovex Wellbore	Innovex Overview

Note: Not to scale; not inclusive of all products sold by Innovex.

Innovex is a global company. In 2023, we sold products in approximately 73 countries. The NAM market made up approximately 66% of our 2023 revenue, while the International and Offshore markets constituted 34%. Within the NAM market, we have a strong presence in the United States and a growing presence in Canada. The Permian Basin is our largest operating region within this market, making up over half of our 2023 NAM revenue. The NAM market is core to us, and we maintain a robust sales and distribution infrastructure across the region. Our products have broad applicability in this market, particularly for horizontal or unconventional wells that have become prevalent methods of oil and natural gas development across the region. We are focused on significantly increasing our revenue from the International and Offshore markets as these regions are typically subject to long-cycle investment horizons and exhibit relatively less cyclicality than the NAM market. The Middle East, and in particular Saudi Arabia, has been a key source of growth for us and has become our largest International and Offshore market. We also operate across Latin America, Europe and the U.S. Gulf of Mexico, among other regions. To enhance our global reach, we have complemented our locations across these markets with a network of strategic distribution, sales and manufacturing partners.

2023 Percentage of Revenue by Market

Strategic Geographic Global Footprint

Note: Above locations do not represent an exhaustive list.

Strategic Partners include our network of distribution, sales and manufacturing partners.

We are an innovator and have a development process and culture focused on creating proprietary products for our customers. Approximately 48% of our 2023 revenue was derived from products that we developed internally. We seek to work with our customers to solve their operational challenges. We believe that these collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have a unique culture that we view as having been critical to our success in the commercialization of new products. We define our culture as “No Barriers.” Our goal is to remove internal barriers that slow the pace of innovation and empower our employees to be responsive to our customers’ needs, while maintaining a focus on returns for Innovex. As a result of our culture and our commitment to customer responsiveness, we believe that we are more agile and able to innovate faster than our larger competitors based on publicly available information.

Based on our TAM estimates, we believe that we have been successful in capturing market share across both of our geographic markets. In 2023, as compared to 2022, we estimate that we grew our NAM market share to 17% from 16%. Across the International and Offshore markets, we estimate our market share grew to 8% from 6% over the same time period. We believe that we are well positioned to continue to capture market share across both geographic markets and view the International and Offshore markets as a significant growth opportunity.

Our organic growth has been complemented by a disciplined and contrarian acquisition strategy. We view acquisitions as a core competency and have identified a rich opportunity set of acquisition targets that we believe are seeking to transact. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria.

We have a broad customer base, ranging from the largest international oil companies (“IOCs”), national oil companies (“NOCs”), exploration and production (“E&P”) companies as well as multinational and regional oilfield service companies. Once a new product has been commercialized or acquired, our global sales and distribution infrastructure enables us to scale and drive customer adoption quickly.

We were formed in 2016 through the combination of three consumable products companies with long operating histories. Since our inception, we have achieved strong financial results. Our revenues have grown from approximately $97.9 million in 2016 to $555.5 million in 2023, a compound annual growth rate (“CAGR”) of approximately 28%.

Our business is high margin and capital-light, which and has produced strong returns on invested capital. In 2023, our net income, operating profit and Adjusted EBITDA were equivalent to approximately 13%, 18% and 24% of revenue, respectively. Over the same period, capital expenditures accounted for only approximately 3% of revenue, we earned approximately $97.4 million in income from operations. We believe that our global sales and distribution network as well as our manufacturing capacity and vendor network position us well to drive revenue growth and margin expansion. Please see “Innovex Management’s Discussion and Analysis of Financial Position and Results of Operations—Results of Operations—Cash Flows—Comparison of Non-GAAP Financial Measures” for the definitions of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE and a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to our most directly comparable financial measures calculated and presented in accordance with GAAP.

We believe that we can create value for our stockholders across the industry cycle and view our “through-cycle playbook” as providing a plan for us to outperform in all market environments. We prioritize protecting the long-term health of Innovex through investments in R&D and sustaining engineering in our existing portfolio in all market environments. We seek to maintain a conservative balance sheet to preserve operational and financial flexibility through the industry cycle.

The Innovex Through-Cycle Playbook

Our Technology Development Process and Product Portfolio

We view our new technology development and ongoing product advancement initiatives as key to our strategy and believe that we have a repeatable process to drive organic product innovation to meet our customers’ well design needs. We maintain an engineering team of approximately 50 individuals that are focused on R&D as well as ongoing product enhancements. The engineering team is based in our Humble, Texas headquarters and has representatives that sit across our global offices in the Middle East, Latin America and Europe. Having a presence near our customers enables us to better understand their challenges, which helps identify and prioritize our market opportunities and maximizes the value of our engineering resources. We focus on maintaining an active pipeline of potential new products across various stages of development. We intend to grow our presence in the International and Offshore markets and believe there is a large opportunity to develop new products to meet customer needs in these regions. At the end of 2023, a significant portion of our new product development pipeline was oriented towards the International and Offshore markets.

Our products provide a critical well function, and we believe that their costs represent a small fraction of the total spend on a well but have a significant impact on the well’s performance and economic profile, creating a Big Impact, Small Ticket value proposition. We estimate that if all our applicable products were employed over the life of a typical Permian Basin shale well, it would constitute less than 2% of the total cost to drill, construct, complete and produce the well (based on Rystad Energy’s analysis of the cost of a typical Permian Basin shale well). We believe that our products are chosen due to their reliability and ability to save our customers time and costs during the well lifecycle, such as a reduction in the number of runs downhole or the elimination of an otherwise necessary product or service, rather than to solely for their price.

Cost of a Typical Permian Basin Shale Well in Relation to an Illustrative Innovex Ticket

Source: Rystad Energy, excludes facility costs.

The majority of our 2023 revenue came from product families that we believe hold a top three competitive position in their primary markets based on our TAM estimates. Our products are highly engineered, and we utilize a robust intellectual property strategy to maintain and protect our proprietary technology and market position. As of December 31, 2023, we held approximately 300 U.S. and international patents across our product portfolio and 21 U.S. patent applications.

We generate our revenue from three primary sources: sales of consumable, single-use products and other associated revenues, such as freight (“Consumable Product Sales”); rentals of proprietary tools that are used to deploy our consumable products or to provide a critical well function (“Proprietary Rental Tools”); and services that are typically connected to the well-site deployment of our engineered products and other field services (“Product Connected Services”). Of our 2023 revenue, approximately 83% was generated from Consumable Product Sales, approximately 6% was generated from Proprietary Rental Tools and approximately 11% was generated from Product Connected Services.

As we believe that demand for our products is primarily activity-driven (i.e., correlated with global spending on exploration and production of oil and natural gas and with general industry activity), we are not exposed to the highly cyclical capital equipment build cycle for the oil and natural gas industry.

2023 Revenue Type	Product Offering and Business Model Highlights

Our products are used across the lifecycle of our customers’ wells. In 2023, well construction phase products were 40% of revenue, well completion phase products were 30% and well production and intervention phase products made up the remaining 30%. Our diverse spectrum of products and services enables us to generate revenue from the initial drilling and completion of a well through the production and intervention phase of the asset’s life. Our product portfolio consists of fourteen major product families, comprised of over 10,000 stock keeping units (“SKUs”). We believe that we are not dependent on any single technology. We are a single point of contact for many of our customers’ needs. Our product offerings position us to support our customers in solving a range of well-site challenges and diversify our revenue base.

2023 Revenue by Well Lifecycle Phase	Product Diversity

We define the well lifecycle phases and describe how our product families are used below:

Well Construction (40% of 2023 Revenue). The well construction phase covers the equipment and services necessary to create and ensure the structural integrity of the borehole. Within this well phase, Innovex generally provides cementing products that are utilized to provide effective placement of cement in between the wellbore and casing as well as specialty drilling enhancement products. The primary product families Innovex provides in this segment are centralizers, float equipment, inflatable packers, stage tools, swivel tools, reamers and other related products.

Well Completion (30% of 2023 Revenue). The well completion phase consists of products used to enable a well to be stimulated and put on production. The primary product families Innovex provides in this phase include liner hangers, toe sleeves, frac plugs and completion packers.

Well Production and Intervention (30% of 2023 Revenue). The well production and intervention phase consists of products and services that enable artificial lift and intervention in wells. Within this well phase, we generally provide accessory products and services to artificial lift equipment as well as specialized intervention products. The primary product families Innovex provides in this segment are wellhead penetrators, wellhead hangers and adapters, spooling services and well intervention tools.

We believe that we have curated a portfolio of families and product brands that in aggregate have created brand equity in Innovex.

The Innovex Wellbore

Note: Not to scale, not inclusive of all products sold by Innovex.

Our Customers

We principally sell or market directly to the ultimate end user of our products, the E&P operator. As of December 31, 2023 and December 31, 2022, we had 1,485 and 1,582, respectively, unique customers that have made at least one purchase in the preceding 12-month period, or are active customers. In 2023, our top ten accounts constituted only 34% of revenue. Our top ten customer list includes: NOCs such as Saudi Aramco (our largest end-user in 2023); IOCs such as ExxonMobil, Chevron, BP and ConocoPhillips; leading independent E&P operators such as Occidental Petroleum, Hess Corporation and EOG Resources; and multinational oilfield service companies such as Schlumberger and Baker Hughes. When we sell to service companies, it is typically to fill a gap in their product portfolio or because they have been directed by the E&P operator to utilize our products. The breadth of our customer base reduces the impact of significant spending changes by any one customer and allows us to better determine global market activity.

2023 Customer Base as Percentage of Revenue	Customer Base Highlights

How We Add Value to Our Customers

Our goal is to develop products that exhibit clear value creation upside for our customers, including the ultimate end user of our products, typically by saving time and costs during the well lifecycle, while also reducing operational risks. We operate an integrated business model, whereby we design, engineer, manufacture, sell, rent and supervise the onsite deployment of our products. We believe this business model is one of our critical drivers of success as we seek to collaborate directly with our customers to solve some of their most complex challenges. We believe that our customer collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have a track record of developing proprietary products to address our customers’ evolving needs, and we maintain an active pipeline of potential new products across various stages of development. Approximately 48% of our 2023 revenue was derived from products that we developed internally.

We believe that our unique No Barriers culture has also helped to enable our success. We seek to remove internal barriers between us and our customers, such as unnecessary bureaucracy and layers of management, that slow the pace of innovation. We enable our employees to be highly responsive to the needs of our customers and prioritize direct and transparent interaction between our employees and the end user of our products. We promote a culture of innovation and seek to incentivize our employees for the value they create for our organization and the customer. We believe that our rate of product development is faster relative to many of our larger competitors. Once a customer’s need has been identified, our engineering and R&D team of approximately 50 individuals employ a rapid design process utilizing our internal manufacturing capacity to develop a prototype. An iterative process of engineering, manufacturing and field trials is then undertaken with the end user until commercialization is achieved. We believe this feedback loop from the end user to the field and our No Barriers culture enable and promote an environment for us to add value for our customers. While we seek to collaborate with our customers to help solve their operational challenges, we are a returns focused company and look to participate on projects that we believe are mutually beneficial for both Innovex and the customer.

Innovex’s No Barriers Culture

The Technology Feedback Loop	Product Development Profile

Our Global Footprint

To support our global operations, we operate a flexible manufacturing and supply chain model that balances responsiveness with cost and efficiency. We maintain approximately 425,000 square feet of internal manufacturing and production facilities in Humble, Texas; Houston, Texas; Mineral Wells, Texas; Amelia, Louisiana and Dammam, Saudi Arabia. These facilities are co-located with our engineering teams to enable rapid prototyping, testing and design iterations of new products and enhancements for our existing products. Our internal manufacturing capacity is reserved for R&D, as well as quick-turn products, to provide high levels of responsiveness to our customers. We supplement these facilities with a responsive network of third-party machining resources in the United States to enhance our capital efficiency. We also maintain strategic relationships with multiple, low-cost manufacturing partners in Asia, and in particular Vietnam, to support our highest volume products. These relationships allow us to achieve a competitive cost structure, while preserving high levels of product quality and customer responsiveness. In addition, we have entered into a non-binding letter of intent, and are currently engaged in discussions, with respect to a proposed acquisition of one of our manufacturing partners that has operations in Vietnam. The proposed acquisition is consistent with our strategy to maintain a hybrid manufacturing model and would increase our manufacturing capacity and allow us to further capitalize on vertical integration opportunities.

We maintain capital-light service centers near our customers’ operations. This strategy facilitates the effective installation of our products, provides strong market intelligence about our customers’ most significant challenges and enables a rapid feedback loop for our product development initiatives. We operate 26 service centers across the United States and Canada, which are located near key onshore oil and natural gas producing regions, including the Permian, Mid Continent, Marcellus, Utica, Eagle Ford, Haynesville, Bakken and the Rockies, among other areas. Across our International and Offshore markets, we sell through 12 service centers in Saudi Arabia, Oman, Abu Dhabi, the United Kingdom, Norway, Brazil, Ecuador, Argentina, Colombia, Mexico, Angola and Amelia, Louisiana to support the U.S. Gulf of Mexico as well as through a network of approximately 20 distribution and sales partners.

Our Organic Growth Strategy

We employ a multifaceted organic growth strategy comprised of (i) market share capture, (ii) new product development and (iii) market driven growth.

Market share capture. We believe that we are well positioned to capture market share across our applicable markets.

We calculate TAM by multiplying the number of applicable wells (as provided by Rystad Energy) for each market where we expect it would be reasonable for Innovex to seek to sell products by an illustrative price per applicable product by geography. In markets where well data is unavailable, we provide an estimated market size for each such geography.

In the NAM market, we have a strong presence in the United States and growing presence in Canada. We estimate that our TAM for our applicable products across the NAM market was approximately $2.1 billion in 2023 and $2.0 billion in 2022. We generated approximately $366.1 million and $329.7 million, respectively, in revenue across the NAM market over the same time periods, implying a market share of approximately 17% and 16%, respectively. Revenue grew across all of our product families in 2023. Our dedicated sales force, innovative engineering organization and responsive service culture enabled us to capture more of our customers’ spend on their oil and natural gas well development, defined as “wallet share,” as well as gain new customers. Our market share also benefited from the acquisition of Pride in August of 2022.

Within the United States, we believe that there are many opportunities to cross sell our products throughout our diverse customer base and enhance our presence in select oil and natural gas basins. We also plan to expand our presence in Canada as we believe that many of our product families that have strong adoption in the United States will benefit our Canadian market position in the near term.

Innovex NAM Market Revenue, Implied Market Share and Illustrative Estimated TAM ($ in billions)

Within the International and Offshore markets, we have well established sales and distribution channels across our geographic markets, such as the Middle East, Latin America, the U.S. Gulf of Mexico and throughout other global regions, including Europe and Africa. We have a growing presence across our International and Offshore markets and estimate that the TAM for our applicable products across these regions was approximately $2.4 billion in 2023 and $2.2 billion in 2022. In contrast, we generated approximately $189.4 million and $137.4 million, respectively, in revenue across the International and Offshore markets over the same time periods, implying a market share of approximately 8% and 6%, respectively. Revenue increased across both of our geographic markets in 2023, and we believe that we were able to grow our market share by utilizing our sales and distribution channels to capture wallet share and push further into geographies where we were underrepresented.

Innovex International and Offshore Markets Revenue, Implied Market Share and Illustrative Estimated TAM ($ in billions)

Across our International and Offshore markets, we estimate that the Middle East accounted for over half of our 2023 TAM. Within the Middle East, particularly Saudi Arabia, we are focused on growing our wallet share with leading NOCs, such as Saudi Aramco. In many of our International and Offshore markets, particularly Saudi Arabia, we are typically required by our customer base to undergo a stringent and lengthy qualification process for each product we seek to sell in country. The groundwork for our existing operations in Saudi Arabia has taken years to develop and we have considerable experience achieving these technical product qualification requirements. We believe that the time required to establish a scaled presence in Saudi Arabia and the product qualification process represent high barriers to entry to operate in country. In Saudi Arabia, we sell several qualified products that have specialty applications in the market and that provide a consistent level of revenue, defined as our “Aramco Base Business.” In addition, we have qualified four products that we view as strategic given the very large addressable market they serve in country, which we estimate to be over $50.0 million per product in 2023. These products were qualified in 2016, 2019, 2020 and 2022. All of these qualified strategic products (2016, 2019, 2020 and 2022 vintages) are producing revenue and have yielded or are expected to yield strong growth in the years following qualification. We believe that the fourth qualified strategic product (2022 vintage) has strong applicability in Saudi Arabia, and we are excited for its prospects in 2024. We expect to have a pipeline of additional product qualifications within the country over the coming years.

Strong Record of Saudi Aramco Adoption (Revenue, $ in millions)

Latin America and, in particular, Brazil and Guyana have been identified as emerging areas of global production growth, and we are focused on expanding our presence in these markets. We have established a foothold today with major NOCs and IOCs in these regions, such as Petrobras and ExxonMobil, by leading with some of our most technologically advanced product families that exhibit strong value propositions. We are now seeking to cross sell other applicable product families to capture additional share in these high growth markets.

Innovex Revenue in Brazil ($ in million)

Across our other regions of operation, specifically the North Sea, West Africa, the U.S. Gulf of Mexico and certain regions in Latin America, we have a more established presence and are focused on further penetrating our existing customer base by cross selling applicable product families to grow wallet share. We also believe our existing sales and distribution infrastructure will enhance our ability to acquire new customers within these regions.

New Product Development. New product development is a key part of our organic growth strategy. We seek to expand our addressable market by introducing new products to our portfolio. Once a new product has been commercialized, we believe that our global sales and distribution infrastructure enables us to scale and drive customer adoption quickly. We have an active pipeline of new initiatives across various stages of development.

Across the NAM market, we are pursuing various initiatives related to new product development, including specialty, high-margin products that complement our existing product families, among others. These products have applicability across various International and Offshore markets, and we will seek to leverage our global infrastructure and customer relationships to drive sales outside of the NAM market once full commercialization has been achieved.

Within the International and Offshore markets, we are in active conversations with IOCs and NOCs regarding several newly developed products for the global deepwater and offshore markets and we are optimistic that we will ultimately achieve commercialization. Historically, our customer collaborations have been a source of growth as they have allowed us to develop new products to meet customer needs and have provided us with an initial revenue base from which to scale market adoption. At the end of 2023, a significant portion of our new product development pipeline was oriented towards the International and Offshore markets.

Market driven growth. We see several trends in the NAM market increasing the demand for our products. We believe that the quality or productivity of acreage in the NAM market has deteriorated over the last several years. For example, Rystad Energy estimates that the average 30-day initial production (“IP”) per 1,000 feet of lateral length for a Permian Basin oil well declined by 14% from 103 barrels of oil per day in 2021 to 91 barrels of oil per day in 2023. As a result of E&P operators migrating from more productive “Tier 1” acreage to less productive “Tier 2” acreage, we believe that we will see an increase in the number of wells needing to be drilled if oil and natural gas production is to be held flat. Furthermore, as the recent cost to develop an oil well has increased due to service and product cost inflation, the 30-day IP per 1,000 feet of lateral length per $1.0 million of well development cost has decreased by 39% from 17 barrels of oil per day in 2021 to 10 barrels of oil per day in 2023. We believe that these trends will increase demand for our products if more wells and greater spending per well are required to compensate for lost production.

Permian Basin Oil Wells Normalized 30-day IP per 1,000ft Lateral Length (Oil Recovery, bpd)	Permian Basin Oil Wells Normalized 30-day IP per 1,000ft Lateral Length per $1.0 million of Well Development Cost (Oil Recovery, bpd)

Source: Rystad Energy

Note: Well development costs include tangible drilling and completion costs and tangible costs.

We have also benefited from E&P operators’ focus on maximizing well productivity and return on investment through new technologies and operating efficiencies, including through drilling longer wellbore lateral lengths. For example, Rystad Energy estimates that the average lateral length for a U.S. well in the Permian Basin has increased from 6,785 feet in 2016 to 9,790 feet in 2023, representing a 44% increase. Rystad Energy expects this trend in well construction intensity to continue in the near term. As many of our products are consumed downhole, we believe a continuation in this trend will result in increased demand for our products on a per well basis.

Average Permian Basin Wellbore Lateral Length (feet)

Source: Rystad Energy

Our Approach to Acquisitions

We view executing acquisitions as a core competency of Innovex, including our ability to integrate acquisitions by implementing a thoughtful and bespoke approach to consolidation.

Innovex was formed in 2016 through the combination of three consumable products companies with long operating histories, and we have complemented our organic growth profile with a disciplined acquisition strategy. These acquisitions have ranged in scope and size and have been the result of deliberate targeting and rigorous diligence processes. In 2018, we acquired Buckhorn Casing Equipment, LLC, which enhanced our existing Well Construction product offering in the Permian Basin. In 2019, we acquired QCI, a company that provided products used during the production phase of a well’s lifecycle, in order to create a foothold in a new targeted area of our customers’ spending. This acquisition formed the basis of our well production and intervention product group, which we have since supplemented with organic growth initiatives and product development. In 2021, we acquired Rubicon, a large internationally oriented business, to complement the international sales channels that we built organically. This acquisition accelerated our efforts to grow and balance our revenue towards some of the most active sources of global production, such as the Middle East, Latin America and Europe, among other regions. In 2021, we also acquired Applied Oil Tools, which complemented the product lines we acquired in the Rubicon acquisition. In 2022, we acquired Pride to fill a gap in our well production and intervention product group portfolio. The Pride acquisition has also led to material cross-selling opportunities. In May 2023, we acquired 20% of DWS. DWS manufactures and rents engineered downhole tools designed to improve the performance of directional and horizontal drilling operations. DWS has a strong presence in the NAM market and we believe DWS’ product families have strong applicability in the International and Offshore markets. We plan to assist DWS in expanding into the International and Offshore markets by leveraging our global infrastructure and customer relationships. The terms of the acquisition will vary depending on whether the purchase option is exercised before September 30, 2024 (the “First Option Period”), or between October 1, 2024, and April 30, 2025 (the “Second Option Period”). If the purchase option is exercised during the First Option Period, the purchase price will be primarily fixed in nature, and if exercised during the Second Option Period the purchase price will be based on a multiple of DWS EBITDA for the trailing twelve-month period.

We manage a deliberate acquisition sourcing effort as a core part of our operations, at times cultivating priority targets over multiple years. Our global footprint allows us to review opportunities across both the NAM market and International and Offshore markets. We view our global infrastructure and customer relationships as key assets when evaluating acquisition targets as they represent established distribution channels through which we can sell additional products and technologies. We have developed a stringent investment framework through which we evaluate acquisition targets. From a qualitative perspective, we focus on acquisition targets that complement our existing business, provide products consistent with our Big Impact, Small Ticket value proposition and have a demonstrated competitive moat. We prioritize companies with products that are sold to our existing customer base or alternatively can sell existing Innovex products to their customer base to reinforce and grow our market position. We favor acquisition targets operating at scale and prioritize businesses with a strong presence in International and Offshore markets or capacity to benefit from our global distribution channels. From a quantitative standpoint, we seek to transact with businesses that would be accretive to our margins, valuation or both metrics. We prioritize acquisition targets with a strong history of generating return on capital employed (“ROCE”) and that have a capital-light business model. We seek to maintain a conservative balance sheet and a strong liquidity position after executing any acquisition to preserve operational flexibility.

Innovex’s Acquisition Target Review Framework

We have identified a rich opportunity set of acquisition targets that we believe are seeking to transact, including certain competitors seeking consolidation and some smaller peers seeking a broader footprint. We believe a number of these opportunities have been created by a decline in energy-focused private equity investments and financial sponsorships in the NAM market, which positions certain private companies without capital resources to grow or operate optimally throughout industry cycles. We have targeted several global businesses that possess technologies that are complementary to our product offerings and could increase our presence in markets where we may be underrepresented. We also have identified several single-product family acquisitions that could benefit from our global distribution and sales network. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria. We believe access to public capital markets will further enhance our marketability as a consolidation platform for sellers seeking liquidity and could facilitate strategic, accretive and self-sourced acquisition opportunities.

INNOVEX MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations, financial condition and liquidity position of Innovex for the three months ended March 31, 2024 and 2023 and the years ended December 31, 2023 and 2022 should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the related notes and the consolidated financial statements and related notes of Innovex included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect Innovex’s future plans, estimates, beliefs and expected performance. The following discussion and analysis of the financial condition and results of operations of Innovex covers periods prior to the consummation of the mergers described elsewhere in this proxy statement/prospectus and does not reflect its effect on future periods. The mergers will result in financial results that are materially different from those reflected in the consolidated financial statements of Innovex that are included elsewhere in this proxy statement/prospectus. For an understanding of pro forma financial information including the effect of the mergers, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” of this proxy statement/prospectus. The following discussion and analysis contains forward-looking statements that are based on management’s current expectations, estimates and projections about Innovex’s business and operations, and involve risks and uncertainties. Actual results may differ materially from those currently anticipated and expressed in such forward-looking statements because of various factors, including those described in the sections titled “Cautionary Statement Regarding Forward- Looking Statements,” “Risk Factors” and elsewhere in this proxy statement/prospectus, all of which are difficult to predict. Innovex does not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. References in this section to “Innovex,” the “Company,” “we,”“us” and “our” are to Innovex Downhole Solutions, Inc. and its consolidated subsidiaries before giving effect to the merger and related transactions, unless the context otherwise requires or as otherwise indicated.

Overview

Innovex designs, manufactures, sells and rents mission critical engineered products to the global oil and natural gas industry. Our vision has been to create a global leader in well-centric products and technologies through organic, customer-linked innovations and disciplined acquisitions to drive leading returns for our investors. Our products are used across the life cycle of the well (during the construction, completion, production and intervention phases) and are typically utilized downhole and consumable in nature. Our products perform a critical well function, and we believe they are chosen due to their reliability and capacity to save our customers time and lower costs during the well lifecycle. We believe that our products have a significant impact on a well’s performance and economic profile relative to the price we charge, creating a “Big Impact, Small Ticket” value proposition. Many of our products can be used in a significant portion of our customers’ wells globally, with our most advanced products providing mission critical solutions for some of the most challenging and complex wells in the world. We have a track record of developing proprietary products to address our customers’ evolving needs, and we maintain an active pipeline of potential new products across various stages of development. Our business is high margin and capital-light, enabling us to generate strong returns on invested capital. We have a disciplined history of successfully sourcing and integrating strategic acquisitions.

We are a global company, and in 2023, we sold products in approximately 73 countries. The NAM market made up approximately 66% of our 2023 revenue while the International and Offshore markets constituted 34%. Within the NAM market, we have a strong presence in the United States and a growing presence in Canada. The NAM market is core to us, and we maintain a robust sales and distribution infrastructure across the region. Our products have broad applicability in this market, particularly for horizontal or unconventional wells that have become prevalent methods of oil and natural gas development across the region. We are focused on significantly increasing our revenue from the International and Offshore markets, as these regions are typically subject to long-cycle investment horizons and exhibit relatively less cyclicality than the NAM market. The Middle East, and in particular Saudi Arabia, has been a key source of growth for Innovex and has become our largest International and Offshore market. We also operate across Latin America, Europe and the U.S. Gulf of Mexico, among other regions. To enhance our global reach, we have complemented our locations across these markets with a network of strategic distribution, sales and manufacturing partners.

We are an innovator and have a development process and culture focused on creating proprietary products for our customers. We seek to work with our customers to solve their operational challenges. We believe that these collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have a unique culture that we view as having been critical to our success in the commercialization of new products. We define our culture as “No Barriers.” Our goal is to remove internal barriers that slow the pace of innovation and empower our employees to be responsive to our customers’ needs, while maintaining a focus on returns for the Company. As a result of our culture and our commitment to customer responsiveness, we believe that we are more agile and able to innovate faster than our larger competitors based on publicly available information.

Based on our TAM estimates, we believe that we have been successful in capturing market share across both of our geographic markets. In 2023, as compared to 2022, we estimate that we grew our NAM market share to 17% from 16%. Across the International and Offshore markets, we estimate our market share grew to 8% from 6% over the same time period. We believe that we are well positioned to continue to capture market share across both geographic markets and view the International and Offshore markets as a significant growth opportunity.

Our organic growth has been complemented by a disciplined and contrarian acquisition strategy. We view acquisitions as a core competency and have identified a rich opportunity set of acquisition targets that we believe are seeking to transact. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria.

We have a broad customer base, ranging from the largest IOCs, NOCs, and E&P companies as well as multinational and regional oilfield service companies. Once a new product has been commercialized or acquired, our global sales and distribution infrastructure enables us to scale and drive customer adoption quickly.

We were formed in 2016 through the combination of three consumable products companies with long operating histories. Since our inception, we have achieved strong financial results. Our revenues have grown from approximately $97.9 million in 2016 to $555.5 million in 2023, a CAGR of approximately 28%.

Our business is high margin and capital-light, and has produced strong returns on invested capital. In 2023, our net income, operating profit and Adjusted EBITDA were equivalent to approximately 13%, 18% and 24% of revenue, respectively. Over the same period, capital expenditures accounted for only approximately 3% of revenue, and we earned approximately $97.3 million in income from operations. For the three months ended March 31, 2024, our net income, operating profit and Adjusted EBITDA were equivalent to approximately 13%, 17% and 25% of revenue, respectively. Over the same period, capital expenditures accounted for only 1.9% of revenue, and we earned approximately $22.3 million in income from operations. We believe that our global sales and distribution network, as well as our manufacturing capacity and vendor network, position us well to drive revenue growth and margin expansion. Please see “—How Innovex Evaluates its Results of Operations” and “—Non-GAAP Financial Measures” within this section for the definitions of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to our most directly comparable financial measures calculated and presented in accordance with GAAP.

We believe that we can create value for our stockholders across the industry cycle and view our “through-cycle playbook” as providing a plan for us to outperform in all market environments. We prioritize protecting the long-term health of the Company through investments in R&D and sustaining engineering in our existing portfolio in all market environments. We seek to maintain a conservative balance sheet to preserve operational and financial flexibility through the industry cycle.

Market Factors and Trends

Our business is driven by the number of oil and natural gas wells drilled worldwide, which, in turn, is tied to the level of global spending of the oil and natural gas E&P industry. Rystad Energy expects, based on the January 2024 and 2025 pricing assumptions of $85 per barrel for Brent crude oil discussed herein, global E&P capital spending, excluding Russia and China, to increase 22% from approximately $211 billion in 2022 to approximately $259 billion in 2025. Rystad Energy also estimates that the annual number of global wells drilled, excluding Russia and China, will increase 6% from approximately 34,000 in 2022 to approximately 36,200 in 2025, which we expect will lead to additional revenue opportunities for our business. As a result, the average E&P capex spending per well is expected to increase, a trend that would increase the TAM of our business, all else held equal. The pace of development activity is driven by expected well profitability and returns, which, in turn, are influenced by several factors, including current global oil and natural gas supply and demand balances, current and expected future prices for oil and natural gas and the perceived stability and sustainability of these commodity prices over time.

The oil and natural gas industry has historically been characterized by volatility in commodity prices and in the level of drilling and production activity, which are driven by a variety of market forces. After a decline due to the COVID-19 pandemic, the global demand for oil and natural gas recovered to near pre-COVID levels by the fourth quarter of 2021. As a result, demand for our products and services improved, resulting in increased revenue for us. It is estimated that total hydrocarbon demand will increase modestly over the medium-term.

We believe that the outlook for oil and natural gas development activity and prices remains positive. Multiple years of under investment in oil and natural gas development has left the industry with a limited amount of spare production capacity. Additionally, public E&P operators have adopted a more conservative approach to capital spending in response to stockholders’ desire for increased return of capital. We believe that these factors have laid a foundation to support oil and natural gas prices and will lead to a sustained spending cycle and increased activity levels by our customers in the near and medium-term.

We believe that the current low levels of E&P capital spending are not sustainable and that the E&P industry will require more capital investment in order to increase production capacity and meet near and long-term demand for oil and natural gas.

Description of Certain Components of Financial Data

Revenues

We generate our revenue from three primary sources: sales of consumable, single-use products and other associated revenues with product sales, such as freight (“Consumable Product Sales”); rentals of proprietary tools that are used to deploy our consumable products or to provide a critical well function (“Proprietary Rental Tools”); and services that are typically connected to the well-site deployment of our engineered products (“Product Connected Services”). We have global operations, with sales generated within both our NAM market operations and our International and Offshore markets.

Cost of sales

Our cost of sales consists of expenses relating to the manufacture and procurement of our products in addition to the costs of our support services. Cost of sales related to manufacturing and procurement of our products includes the cost of components sourced from third-party suppliers and direct and indirect costs to manufacture and supply products, including labor, materials, machine time, lease expense related to our manufacturing facilities, freight and other variable manufacturing costs, such as shrinkage, obsolescence variances and revaluation or scrap related to our existing inventory. Our support services costs include personnel expenses for our field service organization, lease expense related to our operations facilities, threading charges, vehicle expenses and freight.

Selling, general and administrative expense

Selling, general and administrative expense consists of costs such as sales and marketing, engineering and R&D expenses, general corporate overhead, compensation expense, IT expenses, safety and environmental expenses, insurance costs, legal expenses and other related administrative functions.

(Gain)/loss on sale of assets

(Gain)/loss on sale of assets represents profit recognized on the sale of property and equipment, net.

Depreciation and amortization

Depreciation and amortization expense consists of depreciation related to our tangible assets, including investments in property and equipment, and amortization of intangible assets, including identified intangible assets related to acquisition purchase price accounting.

Interest expense

Interest expense, net primarily consists of interest expense associated with the Term Loan and the Credit Facility (each as defined herein).

Equity method earnings

Equity method earnings consist of our proportional share of the earnings of our equity method investee, DWS, acquired on May 1, 2023 along with the associated amortization of our proportional share of the step up in fair value of the intangible assets acquired.

Other (income) expense, net

Total other expense, net consists of foreign exchange gain or loss and other non-operating items.

Income tax expense

We are subject to income taxes in both the United States and foreign jurisdictions in which we operate. Differences between our effective tax rate and the U.S. federal statutory tax rate are primarily due to state taxes, foreign jurisdiction rate differences, permanent differences between book and tax income and changes in the valuation allowance.

How Innovex Evaluates its Results of Operations

We use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our results of operations and profitability and include:

•

Revenues. Our revenues are generated from Consumable Product Sales, Proprietary Rental Tools and Product Connected Services related to the utilization of our products. One of our measures of financial performance is the amount of revenue generated quarterly and annually as revenue is an indicator of overall business growth for the Company.

•

Operating Income. We track operating income on an absolute dollar basis and as a percentage of revenue. One of our measures of financial performance is the amount of operating income generated quarterly and annually, as operating income is an indicator of profit derived from our core business operations.

•

Net Income. We track net income on an absolute dollar basis and as a percentage of revenue. One of our measures of financial performance is the amount of net income generated quarterly and annually, as net income is an indicator of overall profitability of the Company.

•

Adjusted EBITDA. Management uses Adjusted EBITDA (a non-GAAP measure) to assess the profitability of our business operations and to compare our operating performance to our competitors without regard to the impact of financing methods and capital structure and excluding costs that management believes do not reflect our ongoing operating performance.

We track Adjusted EBITDA on an absolute dollar basis and as a percentage of revenue, which we refer to as Adjusted EBITDA Margin. We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization, (gain)/loss on sale of assets and other expense, net, further adjusted to exclude certain items which we believe are not reflective of our ongoing performance or which are non-cash in nature. For a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, see “Non-GAAP Financial Measures” below.

•

Free Cash Flow. We also utilize Free Cash Flow (a non-GAAP measure) to evaluate the cash generated by our operations and results of operations. We define Free Cash Flow as net cash provided by operating activities less capital expenditures, as presented in our Consolidated Statements of Cash Flows. Management believes Free Cash Flow is useful because it demonstrates the cash that was available in the period that was in excess of our needs to fund our capital expenditures. We track Free Cash Flow both on an absolute dollar basis and as a percentage of revenue. Free Cash Flow does not represent our residual cash flow available for discretionary expenditures, as we have non-discretionary expenditures, including, but not limited to, principal payments required under the terms of our Credit Facility, which are not deducted in calculating Free Cash Flow. For a reconciliation of Free Cash Flow to net cash (used in) operating activities, the most directly comparable GAAP measure, see “Non-GAAP Financial Measures” below.

Adjusted EBITDA and Free Cash Flow do not represent and should not be considered alternatives to, or more meaningful than, net income and cash flows provided by operating activities or any other measure of financial performance presented in accordance with GAAP as measures of our financial performance. Our computation of Adjusted EBITDA and Free Cash Flow may differ from computations of similarly titled measures of other companies. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP measure, see “Non-GAAP Financial Measures” below.

Factors Affecting the Comparability of Innovex’s Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

•

Public Company Expenses. We have incurred additional selling, general and administrative expenses as a result of preparing to become a publicly traded company. In September 2023, we filed a Registration Statement on Form S-1 in anticipation of our initial public offering (“IPO”). In April 2024, in light of the mergers, we filed a request to withdraw the Registration Statement on Form S-1 and are no longer pursuing an IPO. These costs include expenses associated with our annual and quarterly reporting, Sarbanes-Oxley Act compliance expenses, audit fees, legal fees, director and officer insurance, director compensation, national stock exchange fees, investor relations expenses, and other related fees.

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Recent and Future Acquisitions. One way in which we have grown, and will continue to grow, our operations and financial results is through strategic acquisitions. For example, in 2019, we acquired QCI, a company that provided products used during the production phase of a well’s lifecycle. Further, in March 2021, we acquired Rubicon, a large internationally oriented business, to complement the international sales channels we had built organically. In addition, in August 2022, we acquired Pride, a company that complemented our well production and intervention product group. In May 2023, we acquired 20% of DWS, a company that manufactures and rents engineered downhole tools designed to improve the performance of directional and horizontal drilling operations. Finally, in March 2024, the Company entered into the merger agreement with Dril-Quip. As a general matter, following an acquisition, our results of operations are affected by the results of the newly acquired business or operations, the purchase accounting for the acquisition, any debt incurred in connection with the acquisition and expenditures made to integrate the newly acquired business or operations. As a result of our acquisitions and the consolidation of our operating subsidiaries’ into the Company’s financial results, the periods presented in our historical financial statements may not be comparable to one another and our future results of operations and financial results may differ.

Results of Operations

The following table presents summary consolidated operating results for the periods presented:

	Three Months Ended March 31,				Year Ended December 31,
(in thousands)	2024	2023	$ Change	% Change	2023	2022	$ Change	% Change
Revenues	$127,997	$135,622	$(7,625)	(6)%	$555,539	$467,189	$88,350	19%
Cost of sales, exclusive of depreciation and amortization expense shown below	78,907	89,514	(10,607)	(12)%	360,368	310,036	50,332	16%
Selling, general and administrative expenses	22,110	18,471	3,639	20%	75,124	62,133	12,991	21%
(Gain)/loss on sale of assets	(124)	(108)	(16)	15%	107	709	(602)	(85)%
Depreciation	2,786	3,373	(587)	(17)%	14,631	12,074	2,557	21%
Amortization	2,007	2,007	—	0%	8,028	6,394	1,634	26%

Total costs and expenses	$105,686	$113,257	$(7,571)	(7)%	$458,258	$391,346	$66,912	17%

Income from operations	22,311	22,365	(54)	(0)%	97,281	75,843	21,438	28%
Interest expense, net	719	1,262	(543)	(43)%	5,506	4,034	1,472	36%
Other (income) expense, net	520	723	(203)	(28)%	384	(1,120)	1,504	(134)%
Equity method earnings	468	—	468	N/A	2,975	—	2,975	n/m

Income before income taxes	21,540	20,380	1,160	6%	94,366	72,929	21,437	29%
Income tax expense	5,123	854	4,269	500%	20,440	9,651	10,789	112%

Net income	$16,417	$19,526	$(3,109)	(16)%	$73,926	$63,278	$10,648	17%

Three Months Ended March 31, 2024 Compared to Three Months Ended March 31, 2023

Revenues. The Company generates revenue from Consumable Product Sales, Proprietary Rental Tools and Product Connected Services. Consumable Product Sales revenue for the three months ended March 31, 2024 was $107.0 million, a decrease of $(5.7) million, or (5)%, from $112.7 million for the three months ended March 31, 2023. Proprietary Rental Tools revenue for the three months ended March 31, 2024 was $7.1 million, an increase of $0.2 million, or 3%, from $6.9 million for the three months ended March 31, 2023. Product Connected Service revenue for the three months ended March 31, 2024 was $14.0 million, a decrease of $(1.9) million, or (12)%, from $15.9 million for the three months ended March 31, 2023.

Our products and services are used across the well construction, well completion and well production and intervention phases of our customers’ wells, with Consumable Product Sales making up the vast majority of revenue within each well lifecycle phase. Well construction represented 39% of revenue for the three months ended March 31, 2024 as compared to 40% for three months ended March 31, 2023, well completion represented 30% of revenue for the three months ended March 31, 2024 as compared to 31% of revenue for the three months ended March 31, 2023, and well production and intervention represented 31% of revenue for the three months ended March 31, 2024 as compared to 29% of revenue for the three months ended March 31, 2023.

Our NAM market revenue decreased from $93.4 million for the three months ended March 31, 2023 to $80.9 million for the three months ended March 31, 2024, a decrease of $(12.5) million or (13)%, primarily attributable to a decrease in drilling activity in North America due to a decrease in the North America Land Rig Count during the comparative periods. Our International and Offshore market revenue grew from $42.3 million for the three months ended March 31, 2023 to $47.1 million for the three months ended March 31, 2024, an increase of $4.8 million or 11%, primarily attributable to increased demand for our products and services and increased market share.

Cost of Sales, Exclusive of Depreciation and Amortization. Total cost of sales for the three months ended March 31, 2024 was $78.9 million, a decrease of $(10.6) million, or (12)%, from $89.5 million for the three months ended March 31, 2023. The decrease was primarily attributable to a $4.1 million decrease in product cost of goods sold as a result of the decreased procurement and manufacture of supplies and products due to the decrease in revenues described above as well as a decrease of $2.0 million in our inventory reserve expense due to improved inventory management and disposal of obsolete inventory throughout 2023. The change is also due to a decrease in personnel costs of $1.6 million due to decreased activity levels and a decrease of $1.9 million in manufacturing absorption at our manufacturing facilities along with a reduction in other supplies and manufacturing costs.

Selling, General and Administrative Expenses. Selling, general and administrative expense for the three months ended March 31, 2024 was $22.1 million, an increase of $3.6 million, or 19%, from $18.5 million for the three months ended March 31, 2023. The increase was primarily attributable to a $2.3 million increase in attorneys fees in connection with our S-1 filings related to the IPO. The increase is also partly due to an increase in personnel expenses of $1.9 million in preparation for our transition to becoming a public company, offset by a reduction in other miscellaneous expenses.

(Gain)/loss on sale of assets. (Gain)/loss on sale of assets for the three months ended March 31, 2024 and 2023 was $(0.1) million for both periods due to a comparable level of property and equipment sales activity.

Depreciation and Amortization. Total depreciation and amortization expense for the three months ended March 31, 2024 was $4.8 million, a decrease of $(0.6) million, or (11)%, from $5.4 million for the three months ended March 31, 2023. The decrease in depreciation and amortization was primarily due to changes in the short-lived rental tool depreciation.

Interest Expense, Net. Total interest expense, net for the three months ended March 31, 2024 was $0.7 million, a decrease of $(0.6) million, or (46)%, from $1.3 million for the three months ended March 31, 2023. The decrease was primarily due to higher average debt balances outstanding during 2023 due to the acquisition of Pride in August of 2022, the acquisition of a 20% interest in DWS in May of 2023, and the overall continual paydown of our debt through the generation of operational cash flows throughout 2023 and for the three months ended March 31, 2024.

Other (Income) Expense, Net. Total other (income) expense, net for the three months ended March 31, 2024 was $0.5 million, a decrease of $(0.2) million, or (29)%, from $0.7 million for the three months ended March 31, 2023, this change being primarily driven by a gain on lease termination of $0.2 million recognized during the three months ended March 31, 2024.

Equity Method Earnings Equity method earnings consist of the net earnings of our equity method investee, DWS, acquired on May 1, 2023, along with the amortization of our proportional ownership interest in the step up of the fair value of the intangible assets acquired. Total equity method earnings, excluding the amortization of the step up in fair value, for the three months ended March 31, 2024 and 2023 were $0.9 million and zero, respectively. The amortization of the step up in the fair value of the intangible assets acquired for the three months ended March 31, 2024 and 2023 were $0.4 million and zero, respectively.

Income Tax Expense. Our operations are subject to U.S. federal income tax at an entity level, as well as various state income and franchise taxes. In addition, our operations located in international jurisdictions are subject to local country income taxes. Income tax expense for the three months ended March 31, 2024 was $5.1 million, an increase of $4.2 million, or 467%, from $0.9 million for the three months ended March 31, 2023. The increase was primarily driven by changes in prior year accruals discrete to the period ended March 31, 2024 and by increased profits, as income before income taxes for the three months ended March 31, 2024 was $21.5 million, an increase of $1.1 million, or 5%, from $20.4 million for the three months ended March 31, 2023.

Net Income. Net income for the three months ended March 31, 2024 was $16.4 million, a decrease of $(3.1) million, or (16)%, from net income of $19.5 million for the three months ended March 31, 2023, primarily as a result of the factors discussed above.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues. The Company generates revenue from Consumable Product Sales, Proprietary Rental Tools and

Product Connected Services. Consumable Product Sales revenue for the year ended December 31, 2023 was $460.8 million, an increase of $58.8 million, or 15%, from $402.0 million for the year ended December 31, 2022. Proprietary Rental Tools revenue for the year ended December 31, 2023 was $31.3 million, a decrease of $(0.4) million, or (1)%, from $31.7 million for the year ended December 31, 2022. Product Connected Service revenue for the year ended December 31, 2023 was $63.4 million, an increase of $29.9 million, or 89%, from $33.5 million for the year ended December 31, 2022.

Our products and services are used across the well construction, well completion and well production and intervention phases of our customers’ wells, with Consumable Product Sales making up the vast majority of revenue within each well lifecycle phase. We experienced revenue growth across all three well lifecycle phases during 2023 as our customers drilled, completed and brought on to production more wells. Well construction represented 40% of revenue in 2023 as compared to 44% of 2022 revenue, well completion represented 30% of 2023 revenue as compared to 32% of 2022 revenue, and well production and intervention represented 29% of 2023 revenue as compared to 24% of 2022 revenue.

Our NAM market revenue grew from $329.7 million in 2022 to $366.1 million in 2023, an increase of $36.4 million or 11%, primarily attributable to an increase in demand, along with additional revenue from the product and services offerings acquired in our Pride acquisition. Our International and Offshore market revenue grew from $137.4 million in 2022 to $189.4 million in 2023, an increase of $52.0 million or 38%, primarily attributable to increased demand for our products and services.

Cost of Sales, Exclusive of Depreciation and Amortization. Total cost of sales for the year ended December 31, 2023 was $360.4 million, an increase of $50.4 million, or 16%, from $310.0 million for the year ended December 31, 2022. The increase was primarily attributable to a $27.1 million increase in product cost of goods sold as a result of the procurement and manufacture of supplies and products necessary to support the growth in revenues described above as well as a $25.2 million increase in expenses related to increased headcount necessary to support these increased activity levels. Other cost of goods sold related to our operations increased $4.6 million driven primarily by increases in variable costs such as supplies and travel expense linked to higher activity levels, offset by an increase of $6.6 million in manufacturing absorption at our manufacturing facilities.

Selling, General and Administrative Expenses. Selling, general and administrative expense for the year ended December 31, 2023 was $75.1 million, an increase of $13.0 million, or 21%, from $62.1 million for the year ended December 31, 2022. The increase was primarily attributable to a $7.8 million increase in personnel costs and a $1.7 million increase in professional service costs necessary to support growth and in preparation for our transition to becoming a public company, along with a $1.9 million increase in credit losses due to increased revenues as described above.

(Gain)/loss on sale of assets. (Gain)/loss on sale of assets for the year ended December 31, 2023 was $0.1 million, a decrease of $(0.6) million, or 85%, from $0.7 million for the year ended December 31, 2022. The decrease was primarily attributable to disposals in the US during 2022 as compared to 2023.

Depreciation and Amortization. Total depreciation and amortization expense for the year ended December 31, 2023 was $22.7 million, an increase of $4.2 million, or 23%, from $18.5 million for the year ended December 31, 2022. The increase in depreciation and amortization was primarily due to an increase in fixed asset additions, along with an increase in intangible amortization expense related to the Pride acquisition of $1.6 million.

Interest Expense, Net. Total interest expense, net for the year ended December 31, 2023 was $5.5 million, an increase of $1.5 million, or 36%, from $4.0 million for the year ended December 31, 2022. The increase was primarily due to higher average debt balances outstanding during 2023 due to the acquisition of Pride in August of 2022, the acquisition of a 20% interest in DWS in May of 2023, and increased working capital requirements during the period, along with an increase due to higher overall interest rates on both our Revolver (as defined herein) and our Term Loan.

Other (Income) Expense, Net. Total other (income) expense, net for the year ended December 31, 2023 was $0.4 million, a decrease of $(1.5) million, or (136)%, from $(1.1) million for the year ended December 31, 2022, primarily driven by a 2022 decrease in the foreign currency exchange gains of $0.7 million between the periods and other non-operating items.

Equity method earnings. Equity method earnings consist of the net earnings of our equity method investee, DWS, acquired on May 1, 2023, along with the amortization of our proportional ownership interest in the step up of the fair value of the intangible assets acquired. Total Equity method earnings, excluding the amortization of the step up in fair value, for the years ended December 31, 2023 and 2022 were $3.9 million and zero, respectively. The amortization of the step up in the fair value of the intangible assets acquired for the years ended December 31, 2023 and 2022 was $0.9 million and zero, respectively.

Income Tax Expense. Our operations are subject to U.S. federal income tax at an entity level, as well as various state and franchise taxes. In addition, our operations located in international jurisdictions are subject to local country income taxes. Income tax expense for the year ended December 31, 2023 was $20.4 million, an increase of $10.7 million, or 110%, from $9.7 million for the year ended December 31, 2022. The increase is primarily driven by increased profits as income before income taxes for the year ended December 31, 2023 was $94.4 million, an increase of $21.5 million, or 29%, from $72.9 million for the year ended December 31, 2022, and the effect of an $8.5 million tax benefit related to a deferred tax asset valuation allowance release which decreased our effective tax rate during 2022.

Net Income. Net income for the year ended December 31, 2023 was $73.9 million, an increase of $10.6 million, or 17%, from net income of $63.3 million for the year ended December 31, 2022, primarily as a result of the factors discussed above.

Liquidity and Capital Resources

Our primary sources of liquidity are our existing cash, cash provided by operating activities, and borrowings under the Credit Facility. As of March 31, 2024, we had cash and restricted cash of $7.6 million and availability under the Revolver of $75.0 million. Our total indebtedness was $43.2 million as of March 31, 2024.

Our principal liquidity needs have been, and are expected to continue to be, working capital, capital expenditures, debt service and potential mergers and acquisitions. Historically capital expenditures have been relatively modest, with working capital being the predominant use of cash for the Company during periods of growth. We continuously evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors, including, among other things, prevailing economic conditions, market conditions in the oil and natural gas industry, customers’ forecasts, demand volatility and company initiatives.

We have certain obligations related to debt maturities, finance leases and operating leases. As of December 31, 2023, we have $14.2 million of minimum non-cancelable lease obligations during 2024, comprised of $5.3 million of finance lease maturities and $8.9 million of non-cancelable operating lease obligations. For the periods after 2024, we have an additional $38.1 million of minimum non-cancelable lease obligations comprised of $5.6 million of finance lease maturities and $32.5 million of operating lease obligations. As of December 31, 2023, interest rates on our lease obligations range from 0.86% -7.79%. As of March 31, 2024, we have $14.6 million of minimum non-cancelable lease obligations for the twelve months following March 31, 2024, comprised of $6.0 million of finance lease maturities and $8.6 million of operating lease obligations. We have an additional $36.7 million of minimum non-cancelable lease obligations for the periods after March 31, 2025, comprised of $6.2 million of finance lease maturities and $30.5 million of non-cancelable operating lease obligations. As of March 31, 2024, interest rates on our lease obligations range from 2.08% -7.79%. In addition, as of December 31, 2023, we have $5.0 million of debt maturities during 2024 comprised of $5.0 million of required amortization payments on our Term Loan (as defined herein). For the periods after 2024, for our Term Loan, we have an additional $12.7 million of debt maturities representing the remaining balance on our Term Loan. As of March 31, 2024, we have $5.0 million of debt maturities over the next twelve months comprised of $5.0 million of required amortization payments on our Term Loan. For the periods after March 31, 2025, for our Term Loan, we have an additional $11.5 million of debt maturities representing the remaining balance on our Term Loan. Any outstanding balances under our Revolver would become due and payable during 2026. Interest on the Subordinated Notes was fixed at 7.50%. For the three months ended March 31, 2024 and 2023, the Company’s effective interest rate on the Term Loan was approximately 8.60% and 6.71%, respectively, and the effective interest rate on the Revolver was approximately 8.52% and 8.18%, respectively. For the years ended December 31, 2023 and December 31, 2022, the Company’s effective interest rate on the Term Loan was approximately 7.61% and 4.79%, respectively, and the effective interest rate on the Revolver was approximately 9.56% and 7.28%, respectively. In December 2023, we paid off all outstanding principal and accrued interest on the Subordinated Notes. See “Note 9—Debt” to our consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information.

We believe that our existing cash on hand, cash generated from operations and available capacity under the Revolver will be sufficient to meet our liquidity needs in the short-and long-term. Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the oil and natural gas industry, availability and cost of raw materials. and other factors, many of which are beyond our control.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
(in thousands)	2024	2023	$ Change	% Change	2023	2022	$ Change	% Change
Net cash provided by (used in) operating activities	$12,605	$8,247	$4,358	53%	$75,864	$(5,811)	$81,675	(1406)%
Net cash (used in) investing activities	$(2,228)	$(1,812)	$(416)	23%	$(32,427)	$(37,522)	$5,095	(14)%

Net cash provided by (used in) financing activities	$(10,257)	$(7,258)	$(2,999)	41%	$(44,565)	$42,285	$(86,850)	(205)%

Three Months Ended March 31, 2024 Compared to Three Months Ended March 31, 2023

Net cash provided by operating activities was $12.6 million and $8.2 million for the three months ended March 31, 2024 and 2023, respectively. The increase in cash provided by operations for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023 was primarily driven by an increase in Earnings before Income Taxes of $1.1 million, with the changes in income tax expense, net primarily due to items that do not affect cash during the periods being reported, such as discrete prior period adjustments, $1.1 million of dividends received during the three months ended March 31, 2024 from our equity method investment, DWS, along with a $0.7 million reduction in the use of cash related to working capital items.

Net cash used in investing activities was $(2.2) million and $(1.8) million for the three months ended March 31, 2024 and 2023, respectively. The slight increase in cash used in investing activities was due to an increase of capital expenditures of $0.4 million necessary to support the growth of our business.

Net cash used in financing activities was $(10.3) million and $(7.3) million for the three months ended March 31, 2024 and 2023, respectively. The $3.0 million increase in cash used in financing activities is primarily related to net repayment activity under our Credit Agreement of $7.2 million for the three months ended March 31, 2024 as compared to $5.3 million for the three months ended March 31, 2023, a net change of $1.9 million. The company has utilized the cash generated from operating activities to make repayments on the credit facility during both the three months ended March 31, 2024 and March 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net cash provided by (used in) operating activities was $75.9 million and $(5.8) million for the years ended December 31, 2023 and 2022, respectively. The change in cash provided by (used in) operations for the years ended December 31, 2023 and December 31, 2022 was primarily driven by an increase in net income of $10.6 million, along with a $63.8 million reduction in the use of cash related to working capital items, including a $42.8 million decrease in the use of cash due to changes in the accounts receivable balances and a $39.7 million decrease in the growth of inventory balances, offset by other working capital changes, as higher levels of growth in working capital balances were required during the year ended December 31, 2022 to support the higher level of growth in business activity during that period.

Net cash (used in) investing activities was $(32.4) million and $(37.5) million for the years ended December 31, 2023 and 2022, respectively. The reduction in cash used in investing activities was due to a reduction of $10.6 million in cash payments for acquisitions, including DWS, net of cash acquired, as the amount of cash used for the Pride acquisition occurring during the year ended December 31, 2022 was more than the amount of cash used for the DWS acquisition occurring during the year ended December 31, 2023. The reduction in cash payments for acquisitions, net of cash acquired, was offset by an increase of $5.9 million in capital expenditures necessary to support increased operations during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Net cash provided by (used in) financing activities was $(44.6) million and $42.3 million for the year ended December 31, 2023 and 2022, respectively. The $86.9 million increase in cash used in financing activities is primarily related to net borrowing (repayment) activity under our Credit Agreement of $(23.8) million for the year ended December 31, 2023 as compared to $30.5 million for the year ended December 31, 2022, a net change of $54.3 million. In addition, the change is also related to the payoff of our Subordinated Notes, resulting in cash used in financing activities of $11.9 million in 2023. Repayments made under our Credit Agreement and on our Subordinated Notes during the year ended December 31, 2023 were due to our increased cash flow provided by operating activities. The borrowings made under our Credit Agreement during the year ended December 31, 2022 were used primarily to fund both the $28.9 million cash portion of the Pride acquisition, net of cash acquired, as well as the growth in net working capital as described above.

Credit Agreement

Innovex, Tercel Oilfield Products USA L.L.C., Top-Co Inc. and Pride (collectively, the “Borrowers”) entered into the Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement in June 2022 (as amended in November 2022, April 2023 and December 2023, the “Credit Agreement”), with PNC Bank, National Association, as agent, and the lenders party thereto. The Credit Agreement provides for (i)(x) a term loan tranche in a principal amount of the lesser of $25.0 million and a certain amount determined based, in part, on appraised values of certain assets of Innovex and certain of its subsidiaries and (y) an additional term loan in a principal amount of approximately $4.9 million, which was outstanding under the prior credit agreement (collectively, the “Term Loan”) and (ii) a revolving credit facility of up to $110.0 million with a $5.0 million sublimit for letters of credit and a $11.0 million swing loan (collectively, the “Revolver” and, together with the Term Loan, the “Credit Facility”).

The Credit Facility matures on June 10, 2026. The Term Loan is amortized in an amount equal to $1.25 million each quarter. Amounts borrowed under the Credit Facility are subject to an interest rate per annum equal to, at the Company’s option, either (a) an alternate base rate determined as the highest of (i) the base commercial lending rate of PNC Bank, National Association, (ii) the overnight federal funds rate (subject to a 0% floor) plus 0.5% and (iii) Daily Simple SOFR (as defined in the Credit Agreement) plus 1% (such base rate to be subject to a 0% floor) or (b) the forward-looking term rate based on the secured overnight financing rate (“SOFR”) divided by a number equal to 1.00 minus any SOFR reserve percentage (such term rate to be subject to a 0% floor), plus, in each case of clauses (a) and (b) above, an applicable margin of 0.75% for swing loans and alternate base rate revolving loans, 1.75% for term SOFR revolving loans, 1.00% for alternate base rate term loans and 2.00% for term SOFR term loans. Interest is payable monthly for alternate base rate loans and at the end of the applicable interest period for term SOFR loans (or quarterly if the applicable interest period is longer than three months).

In addition to paying interest on outstanding borrowings under the Credit Facility, the Company is required to pay a quarterly commitment fee to the lenders under the Credit Agreement equal to 0.25% per annum on the amount by which $110.0 million exceeds the daily unpaid balance of the Revolver on any day.

The Credit Facility is secured by liens on substantially all of the assets of the Borrowers and certain future subsidiaries of Innovex and guarantees from certain future subsidiaries of Innovex. The Credit Facility requires the Borrowers to make mandatory prepayments on the outstanding amount of (i) the Term Loan in an amount equal to 25% of excess cash flow for each fiscal year, (ii) the Credit Facility if Borrowers issue debt other than certain permitted debt and (iii) the Term Loan and/or the Revolver if the Borrowers issue equity interests the proceeds of which are not used for certain purposes.

The Credit Agreement contains restrictive covenants that may limit our ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates, or make or declare dividends. The Credit Agreement also requires the Borrowers to maintain as of the last day of each fiscal quarter, a total leverage ratio of not more than 2.50 to 1.00 for the four-quarter period then ending as long as the Term Loan is outstanding. In addition, the Credit Facility contains a springing covenant that requires the Borrowers to maintain, as of the last day of each fiscal quarter, a fixed charge coverage ratio of not less than 1.10 to 1.00 for the four quarter period then ending if (i) an event of default occurs and is continuing or (ii) the lesser of (x) the undrawn availability of the Revolver and (y) a certain amount determined based, in part, on appraised values of certain assets of Innovex and certain of its subsidiaries, is less than 20% of $110.0 million plus any increases to the maximum principal amount of the Revolver in accordance with the terms of the Credit Agreement. As of December 31, 2023, we were in compliance with all covenants under the Credit Facility.

If an event of default exists under the Credit Agreement, the lenders will be able to accelerate the maturity of the Credit Facility and exercise other rights and remedies. An event of default includes, among other things, the nonpayment of principal, interest, fees or other amounts, the failure of any representation or warranty to be correct when made or deemed made in all material respects, the failure to perform or observe covenants in the Credit Agreement or other loan documents, subject, in limited circumstances, to certain grace periods, a cross-default to certain other indebtedness if the effect of such default is to cause, or permit the holders of such indebtedness to cause, the acceleration of such indebtedness, the occurrence of bankruptcy or insolvency events, the rendering of material monetary judgments, the invalidity of any guaranty, security agreement or pledge agreement and the occurrence of a Change of Control (as defined in the Credit Agreement).

In December 2023, the Company entered into the Third Amendment to the Second A&R Credit Agreement (the “Third Amendment”), in which the lenders consented and agreed to the repayment in full of the Subordinated Notes prior to the maturity date. As of March 31, 2024 and March 31, 2023, we had $16.5 million and $21.9 million, respectively, of borrowings outstanding under the Term Loan, and $16.0 million, and $41.7 million, respectively, of borrowings under the Revolver. As of December 31, 2023 and December 31, 2022, we had $17.7 million and $23.1 million, respectively, of borrowings outstanding under the Term Loan, and $23.2 million and $47.0 million, respectively, of borrowings outstanding under the Revolver.

The consummation of the transactions contemplated by the merger agreement will constitute a Change of Control (as defined in the Credit Agreement). Innovex intends to enter into the Fourth Amendment to the Credit Agreement to permit the transactions contemplated by the merger agreement and a cash dividend to be declared to the holders of Innovex’s common stock as of a record date on or prior to the closing date, which, in the aggregate, will not exceed $75 million.

Subordinated Notes

On June 10, 2019, in conjunction with multiple acquisitions, the Company issued subordinated notes totaling approximately $11.9 million (collectively, the “Subordinated Notes”) payable to the sellers as part of the consideration paid by the Company for the acquired assets. In connection with the December 2023 Third Amendment to the Credit Agreement, the lenders consented and agreed to the repayment in full of the Subordinated Notes prior to the maturity date notwithstanding anything to the contrary in the Subordination Agreements, and each such Subordinated Note was repaid in full in December 2023.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

See the section “—How Innovex Evaluates its Results of Operations” for a definition of our non-GAAP financial measures.

The following table presents a reconciliation of the GAAP financial measure of net income (loss) and net income (loss) as a percentage of revenue to Adjusted EBITDA and Adjusted EBITDA Margin, respectively, for each of the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
(in thousands)	2024	2023	$ Change	% Change	2023	2022	$ Change	% Change
Net income	16,417	19,526	(3,109)	(16)%	73,926	63,278	10,648	17%
Interest expense, net	719	1,262	(543)	(43)%	5,506	4,034	1,472	36%
Income tax expense	5,123	854	4,269	500%	20,440	9,651	10,789	112%
Depreciation and amortization	4,793	5,380	(587)	(11)%	22,659	18,468	4,191	23%

EBITDA	$27,052	$27,022	$30	0%	$122,531	$95,431	$27,100	28%

Other non-operating (income) expense, net (1)	520	723	(203)	(28)%	384	(1,120)	1,504	(134)%
(Gain)/Loss on sale of Assets	(124)	(108)	(16)	15%	107	709	(602)	(85)%
Equity Method Investment Adjustment (2)	831	—	831	N/ A	1,735	—	1,735	n/m
Stock based compensation	468	502	(34)	(7)%	1,962	907	1,055	116%
IPO preparation expenses (3)	2,985	856	2,129	249%	2,442	2,274	168	7%
Transaction related expenses (4)	396	234	162	69%	1,103	461	642	139%
Acquisition integration expenses (5)	377	312	65	21%	1,641	3,443	(1,802)	(52)%

Adjusted EBITDA	$32,505	$29,541	$2,964	10%	$131,905	$102,105	$29,800	29%

Net Income (Loss) % Revenue	13%	14%	$—	(7)%	13%	14%	—	(7)%

Adjusted EBITDA Margin	25%	22%	$—	14%	24%	22%	—	9%

(1)	Primarily represents foreign currency exchange gain/loss, gain/loss on lease terminations, and other non-operating items.
(2)

Reflects the elimination of our percentage of interest expense, depreciation, amortization and other non-recurring expenses included within Equity method earnings relating to our unconsolidated investment in DWS.

(3)	Reflects legal, consulting and accounting fees and expenses related to IPO preparation.
(4)

For the three months ended March 31, 2024, transaction related expenses consisted of legal and accounting advisory fees associated with the merger with Dril-Quip. For the year ended December 31, 2023 and the three months ended March 31, 2023, transaction related expenses of $1.1 million and $0.2 million, respectively, consisted of legal and accounting advisory fees associated with the acquisition of our ownership interest in DWS. For the year ended December 31, 2022, transaction related expenses of $0.5 million consisted of legal and accounting advisory fees associated with the Pride acquisition. These transaction expenses are one-time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

(5)

For the three months ended March 31, 2024 and the year ended December 31, 2023, acquisition integration expenses were $0.4 million and $1.6 million, respectively, primarily consisting of facility shut-down and integration costs for Rubicon facilities after the acquisition. For the year ended December 31, 2022, acquisition integration expenses were $3.4 million, primarily consisting of $1.3 million in facility shut-down and integration costs for Rubicon facilities after the acquisition and $1.0 million of impairment charges to a facility as a result of integrating QCI after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. These acquisition integration expenses are one time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

Adjusted EBITDA for the three months ended March 31, 2024 was $32.5 million, an increase of $3.0 million, or 10%, from $29.5 million for the three months ended March 31, 2023. Although Net Income was lower for the comparative periods, this was more than offset by the add back of Interest expense, net, Income tax expense, and depreciation and amortization expenses, with changes in these amounts discussed in the section “Results of Operations.” We also expensed $3.0 million of IPO preparation fees during the three months ended March 31, 2024 in connection with the filing and preparation of our Form S-1 and S-1/A in January of 2024.

Adjusted EBITDA for the year ended December 31, 2023 was $131.9 million, an increase of $29.8 million, or 29%, from $102.1 million for the year ended December 31, 2022. The primary reason for the increase was higher net income primarily attributable to the impact of acquisitions, increased demand for our products and services and improved operating leverage.

Free Cash Flow

The following table presents a reconciliation of the GAAP financial measure of net cash provided by (used in) operating activities to Free Cash Flow for each of the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
(in thousands)	2024	2023	$ Change	% Change	2023	2022	$ Change	% Change
Net cash provided by (used in) operating activities	$12,605	$8,247	$4,358	53%	$75,864	$(5,811)	$81,675	(1406)%
Capital Expenditures	(2,422)	(1,990)	(432)	22%	(15,487)	(9,575)	(5,912)	62%

Free Cash Flow	$10,183	$6,257	$3,926	63%	$60,377	$(15,386)	$75,763	(492)%

Free Cash Flow for the three months ended March 31, 2024 was $10.2 million, an increase of $3.9 million, or 63%, from $6.3 million for the three months ended March 31, 2023. The increase was driven by an $4.4 million increase in cash provided by operating activities as described above, partially offset by a $0.4 million increase in capital expenditures necessary to support the growth of the business.

Free Cash Flow for the year ended December 31, 2023 was $60.4 million, an increase of $75.8 million, or 492%, from $(15.4) million for the year ended December 31, 2022. The increase was driven by an $81.7 million increase in cash provided by operating activities as described above, partially offset by a $5.9 million increase in capital expenditures necessary to support the growth of the business as described above.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is derived from the review of our consolidated financial statements prepared in accordance with GAAP, which includes our interpretation of accounting guidance and application through accounting policies. The preparation of financial statements requires the use of judgments and estimates. Our critical accounting estimates are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimates and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex judgments and assessments and is fundamental to our results of operations.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting estimates used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

Income Taxes

Deferred taxes are recorded using the asset and liability method, whereby tax assets and liabilities are determined based on the differences between the carrying amount and tax basis of assets and liabilities using enacted tax laws and rates expected to apply to taxable income in the year in which the differences are expected to reverse. We regularly evaluate the valuation allowances established for deferred tax assets for which future realization is uncertain. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence, including scheduled reversals of deferred tax assets and liabilities, projected future taxable income, tax planning strategies and results of recent operations. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded. As of December 31, 2023, the valuation allowance for the deferred tax assets was $46.9 million. As of March 31, 2024, the valuation allowance for deferred tax assets was $48.3 million. The Company recognizes a tax benefit in our financial statements for an uncertain tax position only if management’s assessment is that the position is “more likely than not” (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position.

The term “tax position” in the accounting standards for income taxes refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Our financial statements could be materially affected if: (i) our actual results differ significantly from our forecast estimates; (ii) there are future changes in enacted tax laws with retroactive application; or (iii) tax authorities do not agree with our application of the tax law to our circumstances and the matter is not ultimately resolved in our favor.

Business Combinations and Goodwill

We recognize and measure the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date. Goodwill represents the excess of purchase price paid by the Company over the fair market value of the net assets acquired. Certain assumptions and estimates are employed in evaluating the fair value of assets acquired and liabilities assumed. These estimates may be affected by factors such as changing market conditions, technological advances in the oil and natural gas industry or changes in regulations governing that industry. The most significant assumptions requiring judgment involve identifying and estimating the fair value of intangible assets and the associated useful lives for establishing amortization periods. At December 31, 2023, we held $41.8 million and $23.9 million of Intangible Assets, Net and Goodwill, Net, respectively. At March 31, 2024, we held $39.8 million and $23.9 million of Intangible Assets, Net and Goodwill, Net, respectively. To finalize purchase accounting for significant acquisitions, we utilize the services of independent valuation specialists to assist in the determination of the fair value of acquired intangible assets.

Impairments

We evaluate our property and equipment and identifiable intangible assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset group may not be recoverable or if there are potential indicators of impairment. We also perform an annual impairment analysis of goodwill as of December 31st, or whenever there is a triggering event that indicates an impairment loss may have been incurred. Estimating future net cash flows requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts are uncertain in that they require assumptions about our revenue growth, operating margins, capital expenditures, future market conditions and technological developments. In addition, if we are required to determine the fair value of our reporting units to test goodwill for impairment, we must apply estimates, assumptions, and judgment regarding revenue growth, operating margins, capital expenditures, future market conditions, weighted average costs of capital and terminal growth rate, and we must evaluate the metrics of a deemed set of comparable companies and market earnings multiples. Actual results may not align with these assumptions, and our expectations regarding future net cash flows may change such that a material impairment could result.

We believe that the estimates and assumptions used in our impairment assessments are reasonable. However, if market conditions change dramatically, the impact on our forecasts and projections may be significant which could result in future impairments for our reportable units with long-term assets including goodwill.

Recent Accounting Pronouncements

Refer to Note 2. “Summary of Significant Accounting Policies” in our unaudited condensed consolidated financial statements for a discussion of the recent accounting pronouncement issued by the Financial Accounting Standards Board.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

The market for our products and services is indirectly exposed to fluctuations in the prices of oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our customers in the exploration and production industries. Additionally, because we do not sell our products under long-term contracts, we believe that we are particularly exposed to short-term fluctuations in the prices of oil and natural gas. We do not currently intend to hedge our indirect exposure to commodity price risk.

Foreign Currency Exchange Rate Risk

A portion of our revenues are derived internationally and, accordingly, our competitiveness and financial results may be impacted by foreign currency fluctuations where revenues and costs are denominated in local currencies rather than U.S. dollars. During the twelve months ended December 31, 2023 and 2022, approximately 6% and 6%, respectively, of our revenues were denominated in foreign currencies. During the three months ended March 31, 2024 and 2023, approximately 8% and 5%, respectively, of our revenues were denominated in foreign currencies. We do not currently intend to hedge our exposure to foreign exchange rate risk.

Interest Rate Risk

We are primarily exposed to interest rate risk through the Revolver and Term Loan. As of December 31, 2023, we had $40.9 million in variable rate debt outstanding, consisting of $17.7 million under the Term Loan and $23.2 million under the Revolver which bear interest at an adjusted SOFR rate plus an applicable margin or at the alternate base rate plus an applicable margin. As of March 31, 2024, we had $32.5 million in variable rate debt outstanding, consisting of $16.5 million under the Term Loan and $16.0 million under the Revolver which bear interest at an adjusted SOFR rate plus an applicable margin or at the alternate base rate plus an applicable margin. We do not currently intend to hedge our exposure to interest rate risk.

Credit Risk

Our customers are primarily E&P operators. This concentration of counterparties operating in a single industry may increase our overall exposure to credit risk in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. We manage credit risk by analyzing the counterparties’ financial condition prior to accepting new customers and prior to adjusting existing credit limits.

MANAGEMENT FOLLOWING THE MERGERS

Composition of the Combined Company Board of Directors, Executive Officers and Directors

Pursuant to the terms of the merger agreement, after the effective time the combined company will consist of nine members, including (i) four Innovex designees (ii) the Chief Executive Officer of Innovex as of immediately prior to the effective time and (iii) four Dril-Quip designees. The Chairperson of the Dril-Quip Board as of immediately prior to the effective time, will serve as Chairperson of the combined company board. All four of the Dril-Quip designees and at least one of the Innovex designees will meet the independence standards of the NYSE as may be applicable with respect to the combined company as of the effective time. Additionally, under the stockholders agreement, at least two of the Innovex designees must not be employees or affiliates of Amberjack.

At the effective time, the following individuals will be appointed as executive officers of the combined company: Adam Anderson as Chief Executive Officer, Kendal Reed as Chief Financial Officer and Mark Reddout as President of North America.

The following table sets forth the name, age, position and class (if applicable) of each of the individuals who are expected to serve as executives and directors of the combined company as of August 5, 2024:

Name	Age	Position	Expected Director Class
Executive Officers:
Adam Anderson	48	Chief Executive Officer and Director	Class III
Kendal Reed	36	Chief Financial Officer	—
Mark Reddout	60	President of North America	—
Non-Employee Directors:
John Lovoi	63	Director and Chair of the Dril-Quip Board	Class II
Terence Jupp	64	Director	Class I
Carri Lockhart	53	Director	Class I
Patrick Connelly	48	Director	Class II
Jason Turowsky	44	Director	Class I
Angie Sedita	55	Director	Class II
Bonnie S. Black	53	Director	Class III
Benjamin M. Fink	54	Director	Class III

Each executive officer will serve at the discretion of the combined company board and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed combined company’s directors or executive officers.

All of Dril-Quip’s current directors, other than John Lovoi, Terence Jupp and Carri Lockhart, are expected to resign from their positions as directors of Dril-Quip, effective as of the effective time.

Executive Officers of the Combined Company

Adam Anderson. Mr. Anderson has served as Chief Executive Officer of Innovex and its subsidiaries since November 2016. Since joining Innovex, Mr. Anderson has led Innovex by focusing on strategic growth and acquisitions, using conventional, innovative and proprietary technologies to support upstream onshore and offshore activities worldwide. From 2002 to 2014, Mr. Anderson served in several senior management roles for Baker Hughes Company, an oilfield services company, including Vice President of the Western U.S. Division, President of Latin America, Vice President of the U.S. Completions Division, Country Manager for Saudi Arabia, overseeing more than 3,000 employees and more than $1 billion in revenues, and Vice President of Investor Relations. From 2014 to 2016, Mr. Anderson served as Chief Executive Officer of Team Oil Tools, LP, a designer, manufacturer and installer of completions products for the oil and natural gas sector. Mr. Anderson holds a Master of Business Administration from Duke University and a Bachelor of Science in Petroleum Engineering from Colorado School of Mines.

Kendal Reed. Mr. Reed joined Innovex in 2016 as Vice President of Corporate Development and has been a key member of the Innovex team leading mergers and acquisitions, treasury and integration. In early 2019, he took on the role of Chief Financial Officer assuming wide ranging responsibility for Innovex’s financial operations. Previously, Mr. Reed served seven years as Vice President for Amberjack, where he was responsible for identifying, assessing, and managing a variety of oilfield service investments. Mr. Reed earned a Bachelor of Science in Finance and Marketing from the University of Kansas.

Mark Reddout. Since joining Innovex in 2016, Mr. Reddout has held the positions of Vice President of Well Completions from October 2016 to May 2019, Chief Operations Officer from May 2019 to March 2021, and President for the North America region since March 2021. He was previously the Vice President of Operations for Team Oil Tools LP; and prior to joining Innovex, Mark spent 30 years at Baker Hughes holding multiple key positions including leading the completions business in both South Texas and the Rocky Mountains.

Non-Employee Directors of the Combined Company

John Lovoi. Mr. Lovoi has been a Class II director since May 2005 and Chair of the Dril-Quip Board since October 2011. Prior to the effective time, Mr. Lovoi served as chair of the Nominating and Governance Committee and was a member of the Audit Committee and the Compensation Committee of the Dril-Quip Board. He is the Managing Partner of JVL Advisors LLC, a private energy investment company established in 2002. From January 2000 to August 2002, Mr. Lovoi was a Managing Director at Morgan Stanley Incorporated, and during this period served as head of the firm’s Global Oil and Gas Research practice and then as head of the firm’s Global Oil and Gas Investment Banking practice. From 1995 to 2000, he was a leading oilfield services and equipment research analyst for Morgan Stanley. Prior to joining Morgan Stanley, he spent two years as a senior financial executive at Baker Hughes and four years as an energy investment banker with Credit Suisse First Boston. Mr. Lovoi also serves as a director of Helix Energy Solutions Group, an energy services company, and as chair of the board of directors of Epsilon Energy, Ltd., an oil and gas company based in Canada. Mr. Lovoi holds a Bachelor of Science degree in chemical engineering from Texas A&M University and an MBA degree from the University of Texas. Mr. Lovoi was selected to serve as a director due to his financial expertise and energy industry insight, as well as his experience as a director of other public companies.

Terence Jupp. Mr. Jupp has been a Class I director since November 2012. Prior to the effective time, Mr. Jupp was a member of the Audit Committee and the Nominating and Governance Committee and served as chair of the Compensation Committee of the Dril-Quip Board. Mr. Jupp serves as Managing Director of EIG Global Energy Partners, a global energy investment firm, a position he has held since April 2015. Mr. Jupp has served as Chief Operating Officer of Breakwater Energy, an EIG subsidiary that holds oil and gas interests, since September 2022, and as Chief Operating Officer of MidOcean Energy, an EIG-controlled LNG company, since October 2022. From April 2015 until March 2021, he was the Chief Operating Officer of Harbour Energy Ltd., a company that was owned by EIG and that held and operated upstream and midstream energy assets globally. Earlier in his career, Mr. Jupp was employed by Anadarko Petroleum as Vice President International Operations – Americas/Far East following its acquisition of Kerr-McGee Oil and Gas. While with Kerr-McGee, he served in various management positions domestically and internationally, including as Vice President – International Exploration and Production. Mr. Jupp serves as a director of Maverick Natural Resources, LLC, a private oil and gas company focused on long-lived reserves in the U.S., and previously served as a director of Chrysaor Holdings Limited, a private oil and gas company that was the largest oil and gas producer in the UK North Sea. Mr. Jupp holds a Bachelor of Science degree in petroleum engineering from Texas A&M University. Mr. Jupp was selected to serve as a director due to his executive experience with oil and gas exploration companies, including his international experience in the energy industry.

Carri Lockhart. Ms. Lockhart has been a Class I director since March 2022. Prior to the effective time, Ms. Lockhart was a member of the Audit Committee, the Nominating and Governance Committee, and the Compensation Committee of the Dril-Quip Board. From June 2021 until March 2022, Ms. Lockhart was Executive Vice President of Technology, Digital and Innovation at Equinor ASA. From August 2018 until June 2021, she was Senior Vice President – Development & Production International Portfolio and Partner Operations at Equinor and from May 2016 until August 2018, she was Senior Vice President – Development Production Offshore US (which also included Mexico offshore operations) at Equinor. Prior to joining Equinor in 2016, Ms. Lockhart was employed by Marathon Oil Company for over 20 years in various management, operational and technical positions both domestically and internationally, including as Regional Vice President—Eagle Ford, Regional Vice President—Bakken and Regional Vice President—United Kingdom. Ms. Lockhart also serves as a director of The Williams Companies, Inc., an energy infrastructure company, and Ascent Resources, LLC, an oil and gas company focused on production in the Utica Shale. Ms. Lockhart holds a Bachelor of Science degree in petroleum engineering from Montana Technological University. Ms. Lockhart was selected to serve as a director due to her executive experience in energy transition, innovation and digital matters, her executive experience within the oil and gas industry and her international experience.

Benjamin M. Fink. Mr. Fink joined the Dril-Quip Board in July 2024 as a Class III director and as a member of the Audit Committee, the Compensation Committee and the Nominating & Governance Committee. Mr. Fink was Executive Vice President and Chief Financial Officer of Anadarko Petroleum Corporation from November 2018 until its acquisition by Occidental Petroleum Corporation in August 2019. He served as Chairman of NYSE-listed Western Gas Partners, LP and Western Gas Equity Partners L.P. from 2018 to 2019, as the President & CEO of both entities from 2017 to 2018, and as their Senior Vice President and Chief Financial Officer from 2009 to 2017. Mr. Fink served as an independent director and Audit Committee Chairman of Zimmer Energy Acquisition Corp., a Nasdaq-listed blank check company formed to seek investment opportunities in the energy transition space, from June 2021 to June 2023. Mr. Fink also currently serves on the board of directors of the parent companies of Salt Creek Midstream, LLC, a leading gatherer and processor of natural gas and crude oil in the Permian Basin. Mr. Fink received a B.S. degree in Economics from the Wharton School of the University of Pennsylvania and earned the Chartered Financial Analyst (CFA) designation from the CFA Institute. Mr. Fink was selected to serve as a director due to his financial expertise and executive experience with public companies in the energy sector.

Patrick Connelly. Mr. Connelly served as Chairperson of the Innovex Board since September 2016. Mr. Connelly is the Co-Managing Partner of Amberjack, a firm he joined in 2015, and overseas investments in numerous oilfield services companies. Prior to Amberjack, from 2008 to 2015, Mr. Connelly served as a Managing Director for SCF Partners, a Houston-based private equity fund. From 2010 to 2012, Mr. Connelly was seconded to a SCF Partners product manufacturing company, where he managed several corporate functions, including mergers and acquisitions, new business line development and Innovex’s initial public offering. Prior to his investing career in private equity, Mr. Connelly served in the U.S. Army as an active-duty infantry officer for six and half years, participating in numerous international assignments and operations. Mr. Connelly holds a Master of Business Administration and a Master of Public Administration from Harvard University, as well as a Bachelor of Science in Mathematics and Systems Engineering from the United States Military Academy at West Point. Innovex believes Mr. Connelly’s significant investment experience in energy services companies and professional experience with corporate governance, finance, financial reporting and risk assessment make him qualified to serve as a member of the combined company board.

Jason Turowsky. Mr. Turowsky served as a member of the Innovex Board since March 2021. Mr. Turowsky is the Co-Managing Partner of Amberjack, a firm he joined in 2013, and oversees investments in numerous oilfield services companies. From 2003 to 2013, Mr. Turowsky served in various positions at Falconhead Capital LLC, a New York-based private equity fund focused on investments across a wide range of industries. From 2001 to 2003, Mr. Turowsky served as an investment banking analyst for UBS Group AG, where he advised on capital markets transactions and mergers and acquisitions. Mr. Turowsky holds a Bachelor of Arts in Economics from the University of Pennsylvania. Innovex believes Mr. Turowsky’s significant investment experience in energy services companies and professional experience with corporate governance, finance, financial reporting and risk assessment make him qualified to serve as a member of the combined company board.

Angie Sedita. Ms. Sedita served as a member of the Innovex Board since December 2022. From 1992 to 1999, Ms. Sedita served as an Energy Equity Analyst for A.G. Edwards & Sons, Inc., now Wells Fargo. From 2000 to 2008, Ms. Sedita served as Senior Equity Analyst – Senior Vice President for Lehman Brothers Inc. covering the energy sector. From 2008 to 2009, Ms. Sedita served as Senior Equity Analyst—Managing Director for Macquarie Capital. Following that role, she served as a Managing Director, Senior Equity Analyst covering the energy sector at UBS from 2009 to 2018. From 2018 to 2021, Ms. Sedita served as Managing Director and Lead Equity Analyst for Goldman Sachs & Co. covering the oilfield service and contract drilling sector. She holds a Master of Business Administration from Saint Louis University and a Bachelor of Science in Business Administration from the University of Missouri. Ms. Sedita is NACD Directorship Certified, by the National Association of Corporate Directors. Innovex believes Ms. Sedita’s significant professional expertise, particularly her nearly thirty years of experience in the financial markets covering the energy sectors, make her qualified to serve as a member of the combined company board.

Bonnie S. Black. Ms. Black served as a member of the Innovex Board since September 2023. From 2007 to 2012, Ms. Black served as Health, Safety and Environmental Manager for Pioneer Natural Resources, one of our customers and a leading independent E&P operator with operations primarily in the Permian Basin. Ms. Black served as Vice President of Environmental and Sustainable Development for Pioneer Natural Resources from 2012 to 2015, as Vice President of Well Planning and Permitting for Pioneer Natural Resources from 2015 to 2019 and as Vice President of Drilling for Pioneer Natural Resources from 2019 to 2022. From 2022 to 2023, Ms. Black served as Senior Vice President of Technology and Operations Support for Pioneer Natural Resources, and currently Ms. Black serves as Executive Vice President of Technology and Operations Support for Pioneer Natural Resources. She holds a Bachelor of Science in Civil Engineering from Texas A&M University and is a registered Professional Engineer specializing in Environmental Engineering in the State of Oklahoma. Innovex believes Ms. Black’s extensive experience in the E&P industry, mergers and acquisitions, strategic planning, risk management and regulatory matters make her qualified to serve as a member of the combined company board.

Composition of the Combined Company Board of Directors

The Dril-Quip Board currently consists of seven members, divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the current Dril-Quip Board of directors will remain in place for the combined company following the completion of the mergers.

Committees of the Combined Company Board of Directors

In addition, at the effective time, the committees of the combined company board will include (i) one Dril-Quip designee as Chairperson of each of the Chairperson of the Audit Committee, the Nomination & Corporate Governance Committee and the Compensation Committee of the combined company board. Subject to satisfaction of applicable independence requirements, it is expected that Innovex designees, Patrick Connelly and Bonnie S. Black, will be appointed to the Compensation Committee of the combined company board and Angie Sedita will be appointed to the Nomination & Corporate Governance Committee of the combined company board.

Audit Committee

Following the completion of the mergers, the members of the combined company’s audit committee are expected to be John Lovoi, Benjamin M. Fink and Carri Lockhart, each of whom qualifies as an independent director for audit committee purposes, as defined under the rules of the SEC and the applicable NYSE listing rules and has sufficient knowledge in financial and auditing matters to serve on the combined company’s audit committee. Benjamin M. Fink is expected to chair the audit committee. Benjamin M. Fink is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. In addition, Dril-Quip believes that certain other members of the Audit Committee could also qualify as “audit committee financial experts” of the combined company if needed in the future.

Nomination & Corporate Governance Committee

Following the completion of the mergers, the members of the combined company’s nominating and corporate governance committee are expected to be Carri Lockhart, John Lovoi and Angie Sedita, each of whom qualifies as an independent director, as defined under applicable NYSE listing rules. Carri Lockhart is expected to chair the nominating and corporate governance committee.

Compensation Committee

Following the completion of the mergers, the members of the combined company’s compensation committee are expected to be Terence Jupp, John Lovoi, Patrick Connelly and Bonnie S. Black, each of whom qualifies as an independent director, as defined under applicable NYSE listing rules and also meets the additional, heightened independence criteria applicable to members of the compensation committee. Terence Jupp is expected to chair the compensation committee.

None of the expected members of the combined company’s compensation committee has at any time been one of the officers or employees of the combined company since its inception. None of the combined company’s expected executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that is or are expected to serve on the combined company board or compensation committee following the completion of the mergers.

Director Compensation

Except as described below, determinations with respect to director compensation after the closing of the mergers have not yet been made.

Following completion of the mergers, Ms. Sedita and Ms. Black (the “continuing directors”), who are currently members of the Innovex Board, will become members of the combined company board.

Director Compensation Table

The following table reflects information regarding the compensation awarded to, earned by or paid to members of the Innovex Board for the fiscal year ended December 31, 2023. Innovex compensates its independent directors for their service on the Innovex Board of directors through quarterly cash payments as well as equity awards. Innovex’s non-independent directors receive no additional compensation related to their service on the Innovex Board of directors and neither does Mr. Anderson, who is an Innovex Named Executive Officer and is excluded from this table.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Total ($)
Erik Hoover	$50,000	$—	$50,000
Angie Sedita	$50,000	$—	$50,000
Bonnie S. Black	$12,500	$93,510	$106,010
Patrick Connelly	$—	$—	$—
Jason Turowsky	$—	$—	$—
Will Donnell	$—	$—	$—

(1)	As of December 31, 2023, Erik Hoover holds 4,700 nonqualified options, Angie Sedita holds 5,000 nonqualified options, and Bonnie S. Black holds Innovex restricted stock units.

(2)

Represents the aggregate grant date fair-value of Innovex restricted stock units awarded during 2023. These amounts have been calculated in accordance with Accounting Standards Codification Topic 718. Please see “Note 14—Stock Based Compensation” to Innovex’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

(3)

Effective October 1, 2023, Ms. Black was granted 3,000 RSUs, under the terms and condition of the 2016 LTIP, a grant notice and RSU award agreement, which vest annually over three years with 33% of the units vesting on the first and second anniversary of October 1, 2023, and 34% vesting on the third anniversary of October 1, 2023.

Narrative to Director Compensation Table

During 2023, our independent board members, Mr. Hoover and Ms. Sedita, were paid a cash retainer of $50,000, payable quarterly in arrears. Ms. Black, who paid a cash retainer of $12,500 which represents a pro-rated portion of a $50,000 annual cash retainer. Ms. Black was also granted continuing RSUs under the terms and conditions of the 2016 LTIP and a grant notice and RSU award agreement. The grant notice and RSU award agreement for Ms. Black provides that the RSUs will vest annually over three years with 33% of the units vesting on each of the first, second, and third anniversary of October 1, 2023, subject to continued service through each applicable vesting date, and subject to full acceleration on a “Liquidity Event” (as defined in the 2016 LTIP).

In connection with entering into the merger agreement, on March 15, 2024, Ms. Black and Ms. Sedita were each granted 6,250 continuing RSUs under the terms and conditions of the 2016 LTIP and a grant notice and RSU award agreement. The grant notice and RSU award agreements for the continuing directors provide that the continuing RSUs granted thereunder will vest annually in substantially equal installments over three years, subject generally to continued service through each applicable vesting date.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information and the accompanying notes (the “Pro Forma Financial Information”) are presented to illustrate the estimated effects of the anticipated Mergers (as defined below) between Dril-Quip, Inc. (“Dril-Quip”) and Innovex Downhole Solutions Inc. (“Innovex”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) entered into by both parties on March 18, 2024. The Mergers between Dril-Quip and Innovex are accounted for as a reverse acquisition, where Innovex, the legal acquiree, is determined to be the accounting acquirer of Dril-Quip. Refer to Note 1.

The following transactions are expected to occur in accordance with the Merger Agreement:

•

Ironman Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Dril-Quip (“Merger Sub Inc.”), will merge with and into Innovex, with Innovex continuing as the surviving entity (the “Surviving Corporation”) (the “First Merger”) and (ii) immediately following the first merger, the Surviving Corporation will merge within and into DQ Merger Sub, LLC (“Merger Sub LLC”), a Delaware limited liability company and wholly owned subsidiary of Dril-Quip (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity. Upon consummation of the transactions contemplated by the Merger Agreement, it is expected that the current stockholders of Drip-Quip will own approximately 52% of the Combined Company (as defined below), and the current stockholders of Innovex will own approximately 48% of the Combined Company. Following the Mergers, the name of Dril-Quip will be changed to Innovex International, Inc. (the “Combined Company”), and its common stock will remain listed on the New York Stock Exchange.

•

Under the terms of the Merger Agreement, the Aggregate Merger Consideration (as defined below) paid at the Effective Time of the Mergers (the “Effective Time”) to the holders of common stock, par value $0.01 per share, of Innovex (“Innovex Common Stock”) then issued and outstanding (including options and restricted stock units) will be a number of shares of common stock, par value $0.01 per share, of the Combined Company (“Combined Company Common Stock”) (including restricted stock units) equal to the product of (i) 48% multiplied by (ii) the quotient of (x) the number of shares of common stock, par value $0.01 per share, of Dril-Quip (“Dril-Quip Common Stock”) outstanding immediately prior to the Effective Time, calculated on fully diluted basis divided by (y) 52% (the “Aggregate Merger Consideration”). Each holder of Innovex Common Stock, other than holders of dissenting shares, will be entitled to receive, for each share of Innovex Common Stock, a number of shares of Combined Company Common Stock equal to the Aggregate Merger Consideration divided by the number of shares of Innovex Common Stock outstanding immediately prior to the Mergers calculated on a fully diluted basis (the “Per Share Merger Consideration”), plus the cash value of any fractional shares of Combined Company Common Stock that would otherwise be payable.

•

Each Innovex stock option will, at the Effective Time, be converted into the right to receive a number of shares of Dril-Quip Common Stock equal to (a) (i) the product of (1) the number of shares of Innovex Common Stock subject to such Innovex stock option immediately prior to the Effective Time, (2) the Per Share Merger Consideration and (3) the average of the closing sale prices of a share of Dril-Quip Common Stock as reported on the NYSE for each of the 10 consecutive trading days ending on the sixth trading day prior to the Closing Date (as defined below) (the “Average Dril-Quip Stock Price”) less (ii) the aggregate exercise price of the shares of Innovex Common Stock subject to such Innovex stock option immediately prior to the Effective Time divided by (b) the Average Dril-Quip Stock Price (rounded up to the nearest whole cent), reduced by applicable tax withholding.

•

Holders of each Innovex restricted stock unit that will continue to be outstanding after the Effective Time (“Continuing RSUs”) will be entitled to receive restricted stock units in the Combined Company covering a number of shares of Dril-Quip Common Stock, rounded down to the nearest whole share, equal to the number of shares of Innovex Common Stock issuable under such Continuing RSU multiplied by the Per Share Merger Consideration and subject to the same terms and conditions as were applicable to such awards as of immediately prior to the Effective Time (including vesting restrictions). Holders of Innovex restricted stock units that are not Continuing RSUs will be entitled to receive that number of shares of Combined Company Common Stock equal to the number of shares of Innovex Common Stock subject to such Innovex restricted stock unit multiplied by the Per Share Merger Consideration reduced by applicable tax withholding.

•

As stipulated in the Merger Agreement, Innovex will declare a cash dividend (the “Innovex Closing Cash Dividend”) to the holders of Innovex common stock as of a record date on or prior to the date on which the closing of the Mergers occurs (the “Closing Date”), which, in the aggregate shall not exceed an amount equal to $75,000,000.

The Pro Forma Financial Information has been prepared under the following assumptions:

•	The unaudited pro forma condensed combined balance sheet of the Combined Company as of March 31, 2024 assumes that the Mergers had occurred on March 31, 2024.

•

The unaudited pro forma condensed combined statements of operations of the Combined Company for the three months ended March 31, 2024 and for the year ended December 31, 2023 assumes that the Mergers had occurred on January 1, 2023, the beginning of the earliest period presented.

The Pro Forma Financial Information has been compiled using, and should be read in conjunction with the following:

•

The unaudited condensed consolidated financial statements and notes of Dril-Quip as of and for the three months ended March 31, 2024 included in the Form 10-Q/A, filed by Dril-Quip with the Securities and Exchange Commission (the “SEC”) on July 8, 2024, which are incorporated by reference in this proxy statement/prospectus.

•

The audited consolidated financial statements and notes of Dril-Quip as of and for the year ended December 31, 2023 included in the Form 10-K/A, filed by Dril-Quip with the SEC on July 8, 2024, which are incorporated by reference in this proxy statement/prospectus.

•	The unaudited condensed consolidated financial statements and notes of Innovex as of and for the three months ended March 31, 2024, included elsewhere in this proxy statement/prospectus.

•	The audited consolidated financial statements and notes of Innovex as of and for the year ended December 31, 2023, included elsewhere in this proxy statement/prospectus.

The Pro Forma Financial Information is for informational purposes only and is not necessarily indicative of what the actual consolidated results of operations and financial position of the Combined Company would have been had the Mergers taken place on the dates indicated, nor are they indicative of future consolidated results of operations or financial position of the Combined Company. The Pro Forma Financial Information is based on the information available to management at the time of preparation and assumptions that management believes are reasonable and supportable. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. It is likely that the actual adjustments upon the completion of the Mergers will differ from the pro forma adjustments, and it is possible the differences may be material.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2024

(in thousands)

	Innovex As Adjusted (Note 3)	Dril-Quip As Adjusted (Note 3)	Transaction Accounting Adjustments (Note 4)		Other Transaction Adjustments (Note 5)		Pro Forma Combined
ASSETS
Current assets
Cash and restricted cash	$7,635	$202,300	$—		$—		$209,935
Accounts receivable, net	121,339	184,514	(321)	(A)	—		305,532
Unbilled receivables	—	92,231	—		—		92,231
Inventories	144,466	209,160	37,840	(B)	—		391,466
Prepaid expenses	11,274	13,126	—		—		24,400
Short-term investments	—	4,016	—		—		4,016
Assets held for sale	—	1,513	—		—		1,513
Other current assets	9,718	8,285	5,480	(C)	—		23,483

Total current assets	294,432	715,145	42,999		—		1,052,576

Noncurrent assets
Property and equipment, net	55,485	217,474	(75,643)	(B)	—		197,316
Right of use assets – operating	30,895	16,356	3,830	(B)	—		51,081
Goodwill	23,932	16,288	(16,288)	(B)	—		23,932
Intangibles, net	39,801	40,247	(32,247)	(B)	—		47,801
Deferred tax asset, net	14,694	9,663	73,408	(C)	—		97,765
Equity method investment	19,435	—	—		—		19,435
Other long-term assets	2,140	5,854	—		—		7,994

Total noncurrent assets	186,382	305,882	(46,940)		—		445,324

Total assets	$480,814	$1,021,027	$(3,941)		$—		$1,497,900

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$36,149	$62,907	$(321)	(A)	$—		$98,735
Accrued expenses	23,853	60,967	20,243	(D) (E)	—		105,063
Contract liabilities	—	6,839	—		—		6,839
Operating lease liabilities	7,162	2,300	—		—		9,462
Current portion of long-term debt and finance lease obligations	10,482	543	—		75,000	(G)	86,025
Other current liabilities	552	—	—		—		552

Total current liabilities	78,198	133,556	19,922		75,000		306,676

Noncurrent liabilities
Long-term debt and finance lease obligations	32,760	1,730	—		—		34,490
Operating lease liabilities	25,522	14,541	—		—		40,063
Deferred income taxes	—	10,330	—		—		10,330
Other long-term liabilities	29	3,507	—		—		3,536

Total noncurrent liabilities	58,311	30,108	—		—		88,419

Total liabilities	$136,509	$163,664	$19,922		$75,000		$395,095

Stockholders’ equity:
Common stock	154	343	177	(F)	—		674
Additional paid-in capital	180,785	103,025	505,738	(F)	—		789,548
Retained earnings (deficit)	162,325	930,789	(706,572)	(C) (D) (E) (F)	(75,000)	(G)	311,542
Accumulated other comprehensive income (losses)	1,041	(176,794)	176,794	(F)	—		1,041

Total stockholders’ equity	$344,305	$857,363	$(23,863)		$(75,000)		$1,102,805

Total liabilities and stockholders’ equity	$480,814	$1,021,027	$ (3,941)		$—		$1,497,900

Unaudited Pro Forma Condensed Combined Statements of Operations

Three Months Ended March 31, 2024

(in thousands, except per share data)

	Innovex As Adjusted (Note 3)	Dril-Quip As Adjusted (Note 3)	Transaction Accounting Adjustments (Note 4)		Other Transaction Adjustments (Note 5)	Pro Forma Combined
Revenues
Products	$106,951	$64,562	$(435)	(AA)	$—	$171,078
Services	13,970	30,187	—		—	44,157
Leasing	7,076	15,548	—		—	22,624

Total revenues	127,997	110,297	(435)		—	237,859
Cost and expenses
Cost of sales(a)
Products	65,173	44,796	(435)	(AA)	—	109,534
Services	12,363	20,682	—		—	33,045
Leasing	1,371	6,829	—		—	8,200

Total cost of sales(a)	78,907	72,307	(435)		—	150,779
Selling, general and administrative expenses	21,714	29,513	574	(CC)	—	51,801
Depreciation	2,786	7,234	(2,880)	(DD)	—	7,140
Amortization	2,007	1,199	(1,065)	(EE)	—	2,141
Restructuring and other charges	—	—	—		—	—
Loss (Gain) on sale of property and equipment	(124)	(200)	—		—	(324)
Acquisition costs	396	19,046	—		—	19,442
Change in fair value of earn-out liability	—	—	—		—	—

Income (loss) from operations	22,311	(18,802)	3,371		—	6,880
Gain on bargain purchase	—	—	—		—	—
Interest expense (income), net	719	(2,196)	—		—	(1,477)
Other expense, net	520	—	—		—	520
Equity method earnings	468	—	—		—	468

Income before income taxes	21,540	(16,606)	3,371		—	8,305
Income tax expense (benefit), net	5,123	3,378	(2,922)	(II)	—	5,579

Net income (loss)	$16,417	$(19,984)	$6,293		$—	$2,726

Earnings per share (Note 6):
Basic	$1.07	$(0.58)				$0.04
Diluted	$1.02	$(0.58)				$0.04
Weighted average common shares outstanding (Note 6):
Basic	15,393	34,417				67,570
Diluted	16,046	34,417				68,241

(a)	Cost of sales excludes depreciation and amortization.

Unaudited Pro Forma Condensed Combined Statements of Operations

Year Ended December 31, 2023

(in thousands, except per share data)

	Innovex As Adjusted (Note 3)	Dril-Quip As Adjusted (Note 3)	Transaction Accounting Adjustments (Note 4)		Other Transaction Adjustments (Note 5)	Pro Forma Combined
Revenues
Products	$460,802	$271,021	$(980)	(AA)	$—	$730,843
Services	63,391	105,680	—		—	169,071
Leasing	31,346	47,359	—		—	78,705

Total revenues	555,539	424,060	(980)		—	978,619
Cost and expenses
Cost of sales(a)
Products	298,204	199,662	36,860	(AA) (BB)	—	534,726
Services	56,099	61,861	—		—	117,960
Leasing	6,065	24,184	—		—	30,249

Total cost of sales(a)	360,368	285,707	36,860		—	682,935
Selling, general and administrative expenses	74,021	104,089	10,246	(CC)	—	188,356
Depreciation	14,631	26,701	(9,288)	(DD)	—	32,044
Amortization	8,028	3,623	(3,089)	(EE)	—	8,562
Restructuring and other charges	—	3,245	—		—	3,245
Loss (Gain) on sale of property and equipment	107	(8,754)	—		—	(8,647)
Acquisition costs	1,103	6,451	20,243	(FF) (GG)	—	27,797
Change in fair value of earn-out liability	—	(2,282)	—		—	(2,282)

Income (loss) from operations	97,281	5,280	(55,952)		—	46,609
Gain on bargain purchase	—	—	(255,280)	(HH)	—	(255,280)
Interest expense (income), net	5,506	(8,188)	—		—	(2,682)
Other expense, net	384	—	—		—	384
Equity method earnings	2,975	—	—		—	2,975

Income before income taxes	94,366	13,468	199,328		—	307,162
Income tax expense (benefit), net	20,440	12,864	(7,089)	(II)	—	26,215

Net income	$73,926	$604	$206,417		$—	$280,947

Earnings per share (Note 6):
Basic	$4.81	$0.02				$4.17
Diluted	$4.60	$0.02				$4.13
Weighted average common shares outstanding (Note 6):
Basic	15,369	34,174				67,324
Diluted	16,069	34,473				67,995

(a)	Cost of sales excludes depreciation and amortization.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The Pro Forma Financial Information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release 33-10786 “Amendments to Financial disclosures about Acquired and Disposed Businesses” (“Article 11 of Regulation S-X”), and the assumptions set forth herein. The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the Mergers and other transactions contemplated by the Merger Agreement. Article 11 of Regulation S-X permits presentation of reasonably estimable synergies and dis-synergies that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Innovex has elected not to present Management’s Adjustments as the specificity of the timing and nature of such items is still under evaluation as of the date of this proxy statement/prospectus.

All dollar figures in this section are presented in thousands, except per share information, unless otherwise stated.

Accounting for the Mergers

The Mergers are accounted for as a business combination and a reverse acquisition pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), where Innovex, the legal acquiree, is determined to be the accounting acquirer of Dril-Quip based upon an evaluation of the following primary factors:

•

Although the pre-combination stockholders of Innovex will own approximately 48% of the Combined Company, the largest pre-combination stockholder of Innovex, Amberjack, is expected to hold the largest minority voting interest of approximately 43% in the Combined Company when the Mergers are consummated, whereas Dril-Quip’s pre-combination ownership is widely dispersed among stockholders.

•

Innovex surpasses Dril-Quip in size as measured in key performance metrics including Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) and Adjusted EBITDA[1] for the year ended December 31, 2023.

•	It is expected that the Combined Company’s board of directors will consist of nine directors, comprised of:

•	four directors designated by Dril-Quip, which will include the Chairperson of the Dril-Quip Board as of immediately prior to the Effective Time;

•	four directors designated by Innovex; and

•	the Chief Executive Officer of Innovex as of immediately prior to the Effective Time.

•

Innovex’s existing senior management team will comprise the majority of the senior management of the Combined Company, including the positions already announced for Chief Executive Officer, Chief Financial Officer, and the President of North America.

•

The Combined Company’s headquarters will be located at Innovex’s headquarters, the Combined Company’s name will be Innovex International, Inc., and the ticker symbol of the Combined Company will be “INVX.”

[1]

Adjusted EBITDA is a non-GAAP measure that Dril-Quip defines as net income excluding income taxes, interest income and expense, depreciation and amortization expense, and other expenses / income, primarily representing stock-based compensation and change in fair value of earn-out liability, among other items, further adjusted to exclude restructuring costs, acquisition costs, gain on asset sale and foreign currency exchange gain/loss.

Under the reverse acquisition method of accounting, the assets and liabilities of Dril-Quip as of the Closing Date will be consolidated by Innovex at their respective fair values, and the excess or shortfall of the purchase price consideration over the fair value of Dril-Quip’s net assets will be recognized as goodwill or gain on bargain purchase, respectively. Fair value is defined in Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

Preliminary purchase price consideration

The accounting acquiree Dril-Quip’s stock price is used to measure the consideration transferred in this reverse acquisition, as Dril-Quip’s stock price is more reliably measurable than the value of the equity interest of the accounting acquirer Innovex, which is a privately held entity. The following table presents the calculation of preliminary purchase price consideration (in thousands, except stock price):

Dril-Quip shares issued and outstanding as of March 31, 2024	34,420
Dril-Quip stock price (1)	$16.97

Preliminary purchase price consideration for Dril-Quip stock outstanding	$584,107
Fair value of replacement Dril-Quip stock-based compensation awards that are attributable to pre-combination service	14,356

Total preliminary purchase price consideration	$598,463

(1)	The Dril-Quip stock price on July 12, 2024 at closing is used as a proxy for the market price of the Dril-Quip shares on the Closing Date.

The purchase price consideration applied in the Pro Forma Financial Information is preliminary and subject to modification based on the final purchase price, which includes any changes to the value of Dril-Quip’s stock and the number of vested Dril-Quip’s stock-based compensation awards when the Mergers are consummated. This will likely result in a difference from the preliminary purchase consideration calculated above, and that difference may be material. For example, with other assumptions held constant, an increase or decrease of 20% in the price per Dril-Quip common stock will produce the following purchase price consideration and the corresponding gain on bargain purchase or goodwill (in thousands, except stock price):

	Dril-Quip Stock Price	Purchase Price Consideration	(Gain on Bargain Purchase)/Goodwill
As presented	$16.97	$598,463	$(255,280)
20% increase	$20.36	$718,015	$(135,728)
20% decrease	$13.58	$478,912	$(374,831)

Preliminary purchase price allocation

The allocation of the purchase price consideration, including any related tax effects, is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable tangible and intangible assets acquired. This preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments.

The unaudited pro forma condensed combined financial information reflects a gain on bargain purchase because the estimated fair value of the identifiable net assets acquired exceeded the estimated preliminary purchase price consideration. Since the Pro Forma Financial Information has been prepared based on preliminary estimates of consideration and fair values attributable to the business combination, the actual amounts eventually recorded may differ materially from the information presented, which may increase, reduce or eliminate the gain on bargain purchase.

The preliminary allocation of the purchase price consideration is as follows (in thousands):

Estimated Fair Value
Cash and restricted cash	$202,300
Accounts receivable, net	184,514
Unbilled receivables	92,231
Inventories	247,000
Prepaid expenses	13,126
Short-term investments	4,016
Assets held for sale	1,513
Other current assets	13,765
Property and equipment, net	141,831
Right of use assets – operating	20,186
Intangibles, net	8,000
Deferred tax asset, net	83,071
Other long-term assets	5,854

Total assets acquired	1,017,407
Accounts payable	62,907
Accrued expenses	60,967
Contract liabilities	6,839
Operating lease liabilities – current	2,300
Current portion of long-term debt and finance lease obligations	543
Long-term debt and finance lease obligations	1,730
Operating lease liabilities – noncurrent	14,541
Deferred income taxes	10,330
Other long-term liabilities	3,507

Total liabilities assumed	163,664

Net assets acquired	853,743
Gain on bargain purchase	(255,280)

Total preliminary purchase price consideration	$598,463

2.	Accounting Policies

Upon consummation of the Mergers, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when confirmed, could have a material impact on the combined financial statements of the Combined Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information, except the presentation reclassifications further discussed in Note 3 below.

3.	Reclassification

The table below summarizes reclassifications made to Dril-Quip’s historical balance sheet to conform to the presentation that will be adopted for the Combined Company as of March 31, 2024 (in thousands):

Financial Statement Line Item	Dril-Quip Historical Presentation	Dril-Quip As Adjusted
Cash and cash equivalents Restricted cash Cash and restricted cash	198,197 4,103 —	— — 202,300

Total	202,300	202,300

Unbilled receivables Trade receivables, net Accounts receivable, net	47,379 137,135 —	— — 184,514

Total	184,514	184,514

Operating lease right of use assets Right of use assets – operating	16,356 —	— 16,356

Total	16,356	16,356

Property, plant and equipment, net Other assets Property and equipment, net Other long-term assets	215,264 8,064 — —	— — 217,474 5,854

Total	223,328	223,328

Deferred income taxes Deferred tax asset, net	9,663 —	— 9,663

Total	9,663	9,663

Intangible assets Intangibles, net	40,247 —	— 40,247

Total	40,247	40,247

Other accrued liabilities Accrued income taxes Accrued compensation Short-term debt and finance lease obligations Accrued expenses	40,420 7,064 14,026 — —	— — — 543 60,967

Total	61,510	61,510

Income tax payable Other long-term liabilities	385 —	— 385

Total	385	385

Operating lease liabilities, long term Operating lease liabilities, noncurrent	14,541 —	— 14,541

Total	14,541	14,541

Other long-term liabilities Long-term debt and finance lease obligations	1,730 —	— 1,730

Total	1,730	1,730

The table below summarizes reclassifications made to Innovex’s historical balance sheet to conform to the presentation that will be adopted for the Combined Company as of March 31, 2024 (in thousands):

Financial Statement Line Item	Innovex Historical Presentation	Innovex As Adjusted
Prepaid expenses and other current assets Prepaid expenses Other current assets	20,992 — —	— 11,274 9,718

Total	20,992	20,992

The table below summarizes reclassifications made to Dril-Quip’s historical statements of income to conform to the presentation that will be adopted for the Combined Company for the three months ended March 31, 2024 (in thousands):

Financial Statement Line Item	Dril-Quip Historical Presentation	Dril-Quip As Adjusted
Cost of sales(a) – Products Cost of sales(a) – Services Cost of sales(a) – Leasing Selling, general and administrative Engineering and product development Depreciation Amortization	3,504 2,608 — 2,071 250 — —	— — — — — 7,234 1,199

Total	8,433	8,433

Selling, general and administrative Engineering and product development Foreign currency transaction loss (gain) Selling, general and administrative expenses	27,920 3,488 (1,895 —)	— — — 29,513

Total	29,513	29,513

Income tax provision Income tax expense, net	3,378 —	— 3,378

Total	3,378	3,378

(a)	Cost of sales excludes depreciation and amortization.

The table below summarizes reclassifications made to Innovex’s historical statements of operations to conform to the presentation that will be adopted for the Combined Company for the three months ended March 31, 2024 (in thousands):

Financial Statement Line Item	Innovex Historical Presentation	Innovex As Adjusted
Revenues Revenue – Products Revenue – Services Revenue – Leasing	127,997 — — —	— 106,951 13,970 7,076

Total	127,997	127,997

Financial Statement Line Item	Innovex Historical Presentation	Innovex As Adjusted
Cost of sales Cost of Sales(a) – Products Cost of Sales(a) – Services Cost of Sales(a) – Leasing	78,907 — — —	— 65,173 12,363 1,371

Total	78,907	78,907

Selling, general and administrative expenses Acquisition costs	396 —	— 396

Total	396	396

(Gain)/loss on sale of assets Gain on sale of property and equipment	(124 —)	— (124)

Total	(124)	(124)
Interest expense Interest expense (income), net	719 —	— 719

Total	719	719

(a)	Cost of sales excludes depreciation and amortization.

The table below summarizes reclassifications made to Dril-Quip’s historical statements of income to conform to the presentation that will be adopted for the Combined Company for the year ended December 31, 2023 (in thousands):

Financial Statement Line Item	Dril-Quip Historical Presentation	Dril-Quip As Adjusted
Cost of sales(a) – Products Cost of sales(a) – Services Cost of sales(a) – Leasing Selling, general and administrative Engineering and product development Depreciation Amortization	11,752 11,039 5 6,464 1,064 — —	— — — — — 26,701 3,623

Total	30,324	30,324

Selling, general and administrative Engineering and product development Foreign currency transaction loss (gain) Selling, general and administrative expenses	95,053 11,585 (2,549 —)	— — — 104,089

Total	104,089	104,089

Income tax provision Income tax expense, net	12,864 —	— 12,864

Total	12,864	12,864

(a)	Cost of sales excludes depreciation and amortization.

The table below summarizes reclassifications made to Innovex’s historical statements of income to conform to the presentation that will be adopted for the Combined Company for the year ended December 31, 2023 (in thousands):

Financial Statement Line Item	Innovex Historical Presentation	Innovex As Adjusted
Revenues Revenue – Products Revenue – Services Revenue – Leasing	555,539 — — —	— 460,802 63,391 31,346

Total	555,539	555,539

Cost of sales Cost of Sales(a) – Products Cost of Sales(a) – Services Cost of Sales(a) – Leasing	360,368 — — —	— 298,204 56,099 6,065

Total	360,368	360,368

Selling, general and administrative expenses Acquisition costs	1,103 —	— 1,103

Total	1,103	1,103

Other (income) expense, net Gain on sale of property and equipment	107 —	— 107

Total	107	107

Interest expense Interest expense (income), net	5,506 —	— 5,506

Total	5,506	5,506

(a)	Cost of sales excludes depreciation and amortization.

4.	Transaction Accounting Adjustments

Explanations of the adjustments to the unaudited condensed combined pro forma financial statements are as follows:

Unaudited Pro Forma Condensed Combined Balance Sheet

(A)	Represents the elimination of Accounts receivable, net and Accounts payable resulting from transactions between Dril-Quip and Innovex as if Innovex and Dril-Quip were consolidated affiliates.

(B)

Represents the preliminary fair value adjustments to Dril-Quip’s Inventories, Intangibles, net, Property and equipment, net, Right of use assets – operating, and Goodwill in connection with the application of the acquisition method of accounting to reflect the preliminary allocation of the purchase price consideration discussed in Note 1. The acquired intangible assets relate to developed technologies with a preliminary estimated useful life of 15 years.

(C)

Represents the pro forma adjustments to income tax related accounts on the balance sheet as a result of the Mergers. The increases in Deferred tax assets, net and income tax receivable (reflected in Other current assets) are primarily driven by the realizability of Dril-Quip’s net operating loss (NOL) carryforward post-combination (without consideration of Section 382 and the limitation it might impose on the current year utilization of the NOLs and other pre-acquisition attributes) and the tax effect from the step-down in Property and equipment, net as a result of the preliminary purchase price allocation discussed in Note (B).

(D)	Represents the accrual of additional transaction costs of $10.1 million directly attributable to the Mergers that are expected to be incurred by Innovex subsequent to March 31, 2024.

(E)

Represents the accrual to settle the preliminary estimated cash-based severance payments of $10.1 million for Dril-Quip executives that have been identified for termination as a result of the Merger Agreement. The severance amount is determined based on the change-in-control provisions in each employee’s employment arrangement that was entered into prior to the negotiation of the Merger Agreement.

(F)

Aside from the retained earning effect from the additional transaction costs of $10.1 million described in Note (D) and the severance costs of $10.1 million described in Note (E), the transaction accounting adjustments in the stockholders’ equity represent the following:

(in thousands)	Removal of Dril-Quip historical equity (1)	Fair value of purchase price consideration (2)	Stock-based compensation (3)	Gain on bargain purchase (4)	Total Adjustment, excluding Note (D) and (E)
Common stock	$(343)	$507	$13	$—	$177
Additional paid-in capital	(103,025)	597,956	10,807	—	505,738
Retained earnings (deficit)	(930,789)	—	(10,820)	255,280	(686,329)
Accumulated other comprehensive income (losses)	176,794	—	—	—	176,794

Total stockholders’ equity	$(857,363)	$598,463	$—	$255,280	$(3,620)

(1)	To remove the historical equity of Dril-Quip, the accounting acquiree, as a result of the reverse acquisition by Innovex.

(2)	To recognize the fair value of the purchase price consideration paid by Innovex in the reverse acquisition of Dril-Quip. Refer to Note 1 for the components of the purchase price consideration.

(3)

To record (1) the accelerated vesting of Innovex’s stock options and certain restricted stock units; upon the consummation of the Mergers, which will result in approximately 1.2 million shares of additional Combined Company Common Stock outstanding as of March 31, 2024; and (2) the vesting of certain Continuing RSUs that will vest within twenty-four months from the Closing Date of the Mergers; 2/3 of these awards will vest and result in approximately 0.3 million shares of additional Combined Company Common Stock outstanding as of March 31, 2024 (3) incremental stock-based compensation expense related to certain Continuing RSUs that will vest within twenty-four months from the Closing Date of the Mergers.

(4)	To record the gain on bargain purchase discussed in Note (HH).

Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)

Represents the elimination of Revenues – Products and Cost of sales – Products of $0.4 million and $1.0 million from the transactions between Innovex and Dril-Quip as if Innovex and Dril-Quip were consolidated affiliates for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively.

(BB)

Reflects the incremental Cost of sales – Products of $37.8 million as a result of the preliminary fair value adjustment for the acquired inventories as described in Note (B). The adjustment increases Cost of sales – Products by the same amount as the fair value adjustment as the acquired inventory is expected to be sold within one year from the consummation of the Mergers.

(CC)

Reflects (1) compensation expense of $5.8 million for the year ended December 31, 2023, related to the accelerated vesting of stock-based compensation awards upon the consummation of the Mergers, and (2) the incremental expense of $0.6 million and $4.5 million associated with certain Continuing RSUs that will vest within twenty-four months from the Closing Date for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. See Note (F), footnote (3).

(DD)	Reflects the decrement to Depreciation based on the preliminary fair value adjustment and the estimated weighted average useful lives of the acquired Property and equipment, net.

(EE)	Reflects the decrement to Amortization based on the preliminary fair value and the estimated useful life of 15 years for the acquired developed technologies intangible assets.

(FF)

Represents the preliminary cash-based severance expense of $10.1 million to be incurred upon the consummation of the Mergers. The expense is nonrecurring and will not affect the Combined Company’s Statements of Operations beyond twelve months after the close of the Mergers. See Note (E).

(GG)

Represents the estimated transaction costs of $10.1 million to be incurred by Innovex subsequent to March 31, 2024, consisting of advisory, banking, legal, and accounting advisory fees directly attributable to the Mergers. These transaction costs are nonrecurring and will not affect the Combined Company’s Statements of Operations beyond twelve months after the close of the Mergers. Transaction costs of $0.4 million and $0.1 million are included in the historical statements of operations of Innovex for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. Transaction costs of $17.6 million are included in the historical statements of income of Dril-Quip for the three months ended March 31, 2024. Dril-Quip did not incur transaction costs for the year ended December 31, 2023.

(HH)

Represents the gain realized from a bargain purchase, in accordance with ASC 805, when the estimated fair value of the identifiable net assets acquired exceeded the estimated preliminary purchase price consideration. The preliminary purchase price consideration is derived from Dril-Quip’s stock price, which will continue to fluctuate from the date of this proxy statement/prospectus through the Effective Time, and the final fair value purchase price allocation may differ materially from the preliminary estimates. As a result, gain on bargain purchase may be increased, reduced or fully eliminated upon the consummation of the Mergers.

(II)

Represents the pro forma income tax effect of the adjustments related to the Mergers calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate. Management believes this approach provides a reasonable basis for the pro forma income tax adjustments; however, the effective tax rate of the Combined Company could be significantly different depending on the mix of activities. This preliminary estimate is subject to further assessment and adjustments as additional information becomes available.

5.	Other Transaction Adjustments

(G)

Reflects the anticipated payment of Innovex Closing Cash Dividend. Innovex expects to issue the maximum amount allowed under the Merger Agreement and finance the payment through Innovex’s existing revolving credit facility. Associated interest expense is expected to be immaterial and not reflected as an adjustment on the unaudited pro forma condensed combined statements of operations as the balance is expected to be repaid shortly after the consummation of the Mergers. The repayment is not a requirement of the Merger Agreement.

6.	Earnings per Share

As the unaudited pro forma condensed combined statements of operations assumes that the Mergers had occurred at January 1, 2023, the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the Mergers have been outstanding for the entirety of the period presented.

The table below presents the components of the pro forma earnings per share calculation:

(in thousands)	Three Months Ended March 31, 2024	Year Ended December 31, 2023
Pro forma net (loss) income	$2,726	$280,947
Basic shares:
Dril-Quip historical weighted average shares outstanding	34,420	34,174
Shares converted from Innovex shares	31,064	31,064
Shares converted from the vesting of Dril-Quip stock-based compensation awards	762	762
Shares converted from the vesting of Innovex stock-based compensation awards	1,324	1,324

Pro forma weighted average common shares outstanding, basic	67,570	67,324

Diluted shares:
Pro forma weighted average shares outstanding, basic	67,570	67,324
Dilutive effect of shares convertible from Dril-Quip unvested stock-based compensation awards	303	303
Dilutive effect of shares convertible from Innovex unvested stock-based compensation awards	368	368

Pro forma weighted average common shares outstanding, diluted	68,241	67,995

Earnings per share, basic	$0.04	$4.17
Earnings per share, diluted	$0.04	$4.13

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF INNOVEX

Innovex Stockholders Agreement

On January 1, 2023, Innovex entered into an amended and restated stockholders agreement with funds affiliated with Amberjack that are the principal stockholders of Innovex (“Amberjack Funds”) and the other stockholders named therein (the “Innovex stockholders agreement”). Among other things, the Innovex stockholders agreement provides that Innovex’s board of directors will be composed of: three individuals designated by Amberjack on behalf of the Amberjack Funds; one individual designated by Amberjack from among the limited partners of Innovex Co-Invest Fund II; the individual who is the then duly elected and acting Chief Executive Officer of Innovex; and, if Amberjack so elects, one or more independent, non-voting director(s) designated by Amberjack on behalf of the Amberjack Funds. This agreement will be terminated concurrently with the closing of the mergers.

Management Services Agreement

On October 31, 2016, Innovex entered into a letter agreement with Amberjack that required Amberjack to provide certain advisory and other services in exchange for an annual advisory fee in an amount equal to the greater of $350,000 and 3.00% of Innovex’s EBITDA, which Amberjack is entitled to waive in its sole discretion from time to time, and Innovex agreed to reimburse Amberjack for expenses incurred in connection with its services or incurred by its employees and/or other representatives in connection with attendance at board meetings and for other matters. During the three months ended March 31, 2024 and the year ended December 31, 2023, Innovex expensed approximately $0 and $105,827, respectively, related to travel and other out-of-pocket expenses incurred by Amberjack. During this same period, Amberjack waived the annual advisory fee otherwise payable by Innovex under the letter agreement. This agreement will be terminated concurrently with the closing of the mergers. Amberjack will waive any annual advisory fee otherwise payable by Innovex under the letter agreement for the period prior to closing.

Other Related Party Transactions

During the three months ended March 31, 2024 and the year ended December 31, 2023, Innovex purchased approximately $45,161 and $826,063, respectively, of specialized centralizers from Centergenics LLC. David King Anderson, the father of Innovex’s Chief Executive Officer, is a co-owner and marketing director of Centergenics LLC.

Bonnie Black, one of Innovex’s directors, is an executive at Pioneer Natural Resources, Inc. (“Pioneer”), which is an established customer of Innovex. Total revenue earned from Pioneer for the three months ended March 31, 2024 and the year ended December 31, 2023 were $2.9 and $9.1 million, respectively, and the outstanding accounts receivable, net due from Pioneer as of March 31, 2024 and December 31, 2023 were $1.5 million and $1.5 million, respectively.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Innovex stockholders will receive shares of Dril-Quip common stock in the mergers. Dril-Quip and Innovex are both Delaware corporations subject to the DGCL. If the mergers are completed, the rights of Innovex stockholders who become Dril-Quip stockholders through the receipt of Dril-Quip common stock and the rights of Dril-Quip stockholders will be governed by the DGCL, the combined company’s certificate of incorporation and the combined company’s bylaws (each as amended in connection with the transactions). The following description summarizes the rights of Innovex stockholders, the current rights of Dril-Quip stockholders and the rights of the Dril-Quip stockholders under the combined company’s certificate of incorporation following the implementation of the charter amendment proposal and adoption of the amended bylaws upon completion of the mergers.

The following summary is not a complete statement of the rights of Dril-Quip stockholders or Innovex stockholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Dril-Quip’s, Innovex’s and the combined company’s governing corporate documents, which Dril-Quip and Innovex stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights
Authorized Capital Stock
Innovex has authority to issue 20,000,000 shares of capital stock, all of which are common stock, par value $0.01 per share.	Dril-Quip has authority to issue 110,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of common stock, par value $0.01 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share.	The combined company will have authority to issue 210,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of common stock, par value $0.01 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share. See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Increase to Authorized Capital Stock” for a description and reasons for the amendment.
Voting Rights

The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Dril-Quip common stock and each share of Innovex common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders.

Innovex’s bylaws provide that at all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect, and all other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by Innovex’s certificate of incorporation, Innovex’s bylaws, the rules or regulations of any stock	Subject to the discussions in “—Election of Directors” and “—Amendment of Governing Documents” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Dril-Quip’s governing documents, the affirmative vote required for stockholder action shall be that of	The charter amendment and the amended bylaws do not result in any changes to the voting rights of the combined company’s stockholders, subject to the discussions in “—Election of Directors” and “—Amendment of Governing Documents” below.

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights
exchange applicable to Innovex, or applicable law, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of Innovex which are present in person or by proxy and entitled to vote thereon.

a majority of the shares present in person or represented by proxy at the meeting (as counted for purposes of determining the existence of a quorum at the meeting).

With respect to any matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the rules or regulations of any stock exchange applicable to Dril-Quip, certain SEC rules or provisions of the IRS Code (where there is no higher voting requirement in the DGCL or Dril-Quip’s organizational documents), the vote required for approval shall be the requisite vote specified in such stock exchange rule, SEC rule or IRS Code provision, as the case may be (or the highest such requirement if more than one is applicable).

For the approval of the appointment of independent public accountants (if submitted for a vote of the stockholders) or the approval of any matter recommended to the stockholders by the Dril-Quip Board with respect to the compensation of executives, the vote required for approval shall be the affirmative vote of a majority of the votes cast “for” or “against” the matter.

Under Dril-Quip’s certificate of incorporation, the voting rights of the holders of any preferred stock of Dril-Quip designated by the board of directors will be determined by resolution of the board of directors. Holders of Dril-Quip common stock do not have cumulative voting rights.

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights
Number of Directors and Size of Board
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.

Innovex’s bylaws provide that the members of the Innovex Board shall be designated and elected pursuant to the Innovex stockholders agreement.

The Innovex stockholders agreement provides that the Innovex Board shall consist of (A) three Amberjack Directors, (B) one Innovex Co-Invest Fund II Director, (C) one Executive Director and (D) one or more Independent Director(s).

“Amberjack Director” means the individual director designated by Amberjack.

“Innovex Co-Invest Fund II Director” means the individual director from among the limited partners of Innovex Co-Invest Fund II, L.P. designated by Amberjack.

“Executive Director” means the individual who is the then duly elected and acting Chief Executive Officer of Innovex.

“Independent Director(s)” means the independent, non-voting director(s) designated by Amberjack after consultation with the Executive Director.

	Dril-Quip’s certificate of incorporation provides that the number of directors of the Dril-Quip Board will be fixed from time to time by a majority of the directors then in office but will not be less than three nor more than twelve.	The charter amendment provides that the number of directors of the combined company board will be fixed from time to time by a majority of the directors then in office but will not be less than three nor more than nine (and shall include the CEO Director) and, so long as Amberjack has the right to designate one or more Amberjack Designees, it shall be a director qualification that one of the members of the combined company board will be the CEO Director, it being understood that upon any person ceasing to serve as the Chief Executive Officer of the combined company such person will cease to be qualified to serve as the CEO Director and will automatically be removed as the CEO Director.
Classified Board/Term of Directors
The DGCL provides that directors of a Delaware corporation may, by the corporation’s certificate of incorporation or by the corporation’s bylaws, be divided into one, two or three classes.
	Dril-Quip’s certificate of incorporation provides that the directors shall be divided into three classes, Class I, Class II, and Class III, and each director will serve for a term ending on the third annual meeting following the annual meeting at which such director was elected. Dril-Quip’s	The charter amendment and the amended bylaws do not result in any changes to the classified board or term of directors.

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

certificate of incorporation and bylaws provide that each director shall hold office until the annual meeting at which such director’s term expires and, the foregoing notwithstanding, shall serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

Nominations/Election of Directors
Innovex’s certificate of incorporation provides that subject to the Innovex stockholders agreement (as descried above under “—Number of Directors and Size of Board”), the holders of Innovex common stock shall be entitled to elect all of the directors of the Innovex Board. Such director(s) shall be elected by a plurality vote, with the elected candidates being the candidates receiving the greatest number of affirmative votes (with each holder entitled to cast one vote for or against each candidate with respect to each share held by such holder), with votes cast against such candidates and votes withheld having no legal effect.

Dril-Quip’s bylaws provide that, subject to such rights of the holders of one or more outstanding series of preferred stock of Dril-Quip to elect one or more directors as prescribed in Dril-Quip’s certificate of incorporation or in the resolutions of the Dril-Quip Board providing for the establishment of any such series, only persons who are nominated in accordance with the procedures set forth in Dril-Quip bylaws will be eligible for election as, and to serve as, directors.

Except as otherwise provided in Dril-Quip’s certificate of incorporation or Dril-Quip’s bylaws, Dril-Quip’s bylaws provide that each director will be elected by the affirmative vote of the holders of the majority of the votes cast at a meeting for the election of directors at which a quorum is present; provided, however, that the directors will be elected by a plurality of the votes cast by the holders of the outstanding shares of capital stock of Dril-Quip entitled to vote in the election of directors and present in person or represented by proxy at any such meeting for which the number of candidates for election as directors exceeds the number of directors to be elected.

The amended bylaws provide that, in addition to any applicable rights of holders of preferred stock of the combined company, the right to nominate any person for election to serve as a director of the combined company board will also be subject to the rights of Amberjack under the combined company’s certificate of incorporation and the stockholders agreement (as further described in this section and the section titled, “Agreements Related to the Mergers—Stockholders Agreement”).

The charter amendment and the amended bylaws do not result in any changes to the vote required to elect director nominees to the combined company board; however, see “—Number of Directors and Size of Board” for a description of the CEO Director requirement under the charter amendment.

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights
Removal of Directors

Innovex’s bylaws provide that subject to terms and conditions of the Innovex stockholders agreement, any director or the entire Innovex Board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote thereon.

The Innovex stockholders agreement provides that (i) an Amberjack Director, Innovex Co-Invest Fund II Director and Independent Director may be removed at any time (with or without cause) upon, and only upon, the written request of Amberjack and (ii) the Executive Director shall be removed automatically, without any action by the Innovex Board or stockholders, as a director immediately upon, and only upon, such person’s removal (with or without cause) as the Chief Executive Officer of Innovex in the same manner as the removal of any other officer of Innovex.

	Dril-Quip’s certificate of incorporation and bylaws provide that no director of Dril-Quip shall be removed from office as a director by vote or other action of the stockholders or otherwise except for cause, and then only by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of Dril-Quip generally entitled to vote in the election of directors, voting together as a single class.	The charter amendment and the amended bylaws do not result in any changes to the rights to remove directors of the combined company board.
Vacancies
The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Innovex’s bylaws provide that, unless otherwise provided by law, Innovex’s certificate of incorporation or the Innovex stockholders agreement, any newly created directorship or any vacancy occurring in the Innovex Board for any cause may be filled by a majority of the remaining members of the Innovex Board, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.	Dril-Quip’s certificate of incorporation and bylaws provide that newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the	The charter amendment provides that, so long as Amberjack has the right to designate at least one individual for nomination to the combined company board and a vacancy is created by the death, disability, retirement, resignation, removal or other cause of any designee of Amberjack, then such vacancy will be filled by the affirmative vote of a majority of the voting power of the directors then in office, even though less than a quorum of the combined company board, with each Amberjack Designee then in office entitled to cast a number of votes (or fractions thereof) equal to a majority of the votes entitled

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

The Innovex stockholders agreement provides that (i) in the event that a vacancy is created on the Innovex Board at any time due to the death, disability, retirement, resignation or removal of an Amberjack Director, Innovex Co-Invest Fund II Director or Independent Director, then Amberjack shall have the right to designate an individual to fill such vacancy and (ii) if the Chief Executive Officer of Innovex is removed or resigns or is otherwise replaced as an officer of Innovex, Innovex’s successor Chief Executive Officer shall automatically become the Executive Director.

	vacancy occurred and until such director’s successor shall have been elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Dril-Quip Board of Directors shall shorten the term of any incumbent director.	to be cast by all then serving members of the combined company board divided by the number of Amberjack Designees then in office; provided that if no Amberjack Designees are then in office, Amberjack shall have the right to fill such vacancy (i) at a meeting, special or otherwise, of the stockholders of the combined company or (ii) by written consent. See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Vacancies” for a description and reasons for the amendment.
Board Meetings

Innovex’s bylaws provide that the Chairperson of the Innovex Board will chair and preside over meetings of the Innovex Board at which he or she is present. The Innovex stockholders agreement provides that Amberjack shall appoint one Amberjack Director to serve as Chairman of the Innovex Board.

Any action required or permitted to be taken at any meeting of the Innovex Board, or of any committee thereof, may be taken without a meeting if all members of the Innovex Board or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

Special meetings of the Innovex Board may be held whenever called by the Chief Executive Officer, the Secretary, or by any member of the Innovex Board.

Dril-Quip’s bylaws provide that the Chairperson of the Dril-Quip Board will chair and preside over meetings of the Dril-Quip Board at which he or she is present. A majority of the directors present at any meeting of the Dril-Quip Board from which the Chairperson of the Dril-Quip Board is absent will designate one of their number as the chair of that meeting. At all meetings of the Dril-Quip Board, business shall be transacted in such order as shall from time to time be determined by the Chairperson of the Dril-Quip Board, or in his or absence by the President, or by resolution of the Dril-Quip Board.

Special meetings of the Dril-Quip Board shall be held, whenever called by the Chairman of the Dril-Quip Board, the President or by a written notice signed by a majority of the members of the Dril-Quip Board.

The amended and restated bylaws provide that the Chairman of the combined company board will chair and preside over meetings of the combined company board at which he or she is present, except that, during the standstill period, the Special Amberjack Designee will chair and preside over meetings of the combined company board called by the Special Amberjack Designee (as defined below). A majority of the directors present at any meeting of the combined company board from which the Chairman of the combined company board or the Special Amberjack Designee, as applicable, is absent will designate one of their number as the chair of that meeting. At all meetings of the combined company board, business shall be transacted in such order as shall from time to time be determined by the Chairman of the combined company board (or, with respect to meetings called by the Special Amberjack Designee, the Special Amberjack Designee), or in his or her absence by the President, or by

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

resolution of the combined company board.

Special meetings of the combined company board shall be held, whenever called by the Chairman of the combined company board, the President or by a written notice signed by a majority of the members of the combined company board; provided, that during the standstill period, the Special Amberjack Designee shall also be permitted to call special meetings.

“Special Amberjack Designee” means the Amberjack Designee designated by Amberjack as the Special Amberjack Designee in connection with such designee’s nomination to the combined company board.

Quorum for Board Meetings
The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Innovex’s bylaws provide that at all meetings of the Innovex Board, the directors entitled to cast a majority of the votes of the whole Innovex Board shall constitute a quorum for the transaction of business. A majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Innovex Board.

Dril-Quip’s bylaws provide that a majority of the directors in office shall constitute a quorum of the board of directors for the transaction of business; but a lesser number may adjourn from day to day until a quorum is present. Except as otherwise provided by law or in Dril-Quip’s bylaws, all questions shall be decided by the vote of a majority of the directors present.

The charter amendment and the amended and restated bylaws do not result in any changes to the quorum requirements for meetings of the combined company board.
Annual Meetings of Stockholders

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Each of Dril-Quip’s and Innovex’s bylaws provide that an annual meeting of the stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, within or without the State of Delaware, on such date, and at such time as the board of directors shall fix and set forth in the notice of the meeting, which date, with respect to Dril-Quip’s bylaws, shall be within thirteen months subsequent to the last annual meeting of stockholders. At

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights
the annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the annual meeting.
Quorum for Stockholder Meetings

Under the DGCL the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

Innovex’s bylaws provides that the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting shall constitute a quorum.

Dril-Quip’s bylaws provide that, except as otherwise required by Dril-Quip’s certificate of incorporation, a majority of the outstanding shares of capital stock of Dril-Quip entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of the stockholders, and the stockholders present at any duly convened meeting may continue to do business until adjournment notwithstanding any withdrawal from the meeting of holders of shares counted in determining the existence of a quorum.

The charter amendment and the amended bylaws do not result in any changes to the quorum requirements for meetings of the combined company’s stockholders.
Notice of Annual and Special Meetings of Stockholders

Under the DGCL and each of Dril-Quip’s and Innovex’s bylaws notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Calling Special Meetings of Stockholders
The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.
Innovex’s bylaws provide that a special meeting of stockholders of Innovex may be called only, and at any time, by the Chairman of the Board, the Chief Executive Officer or by a majority of the Innovex Board.

Dril-Quip’s bylaws provide that a special meeting of stockholders of Dril-Quip may be called only, and at any time, by the Chairperson of the board of directors or by the President of Dril-Quip or by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the entire board of directors.

The charter amendment and the amended bylaws do not result in any changes to the requirements to call special meetings of the combined company’s stockholders.
Stockholders Action by Written Consent
The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

taken, are signed by the holders of issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Innovex’s bylaws provide that, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

	Dril-Quip’s certificate of incorporation and bylaws do not provide for the stockholders to act by written consent in lieu of a meeting.	The charter amendment and the amended bylaws do not result in any changes to stockholders action by written consent.
Amendment of Governing Documents

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

Innovex’s certificate of incorporation provides that the Innovex Board is expressly authorized to adopt, amend or repeal Innovex’s bylaws. Innovex’s bylaws may be altered, amended or repealed, and new bylaws may be adopted, (a) by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat; or (b) by the affirmative vote of a majority of the whole Innovex Board.

Innovex’s certificate of incorporation provides that Innovex reserves the right to amend, alter, change or repeal any provision contained in Innovex’s certificate of incorporation.

Pursuant to the DGCL, a proposed amendment to the Dril-Quip certificate of incorporation must be approved by holders of a majority of the outstanding Dril-Quip stock entitled to vote on the amendment, voting as a single class.

Dril-Quip’s certificate of incorporation provides that the Dril-Quip Board is expressly authorized to adopt, amend or repeal Dril-Quip’s bylaws, or adopt new bylaws, without any action on the part of the stockholders, except as may be otherwise provided by applicable law or Dril-Quip’s bylaws. Under Dril-Quip’s bylaws, the board of directors shall have the power to adopt, amend and repeal from time to time Dril-Quip’s bylaws, subject to the right of stockholders entitled to vote with respect thereto to amend or repeal such bylaws as adopted or amended by the board of directors. Dril-Quip’s

The charter amendment does not result in any changes to the voting requirement to amend the combined company’s certificate of incorporation. However, the charter amendment provides that, so long as Amberjack has the right to designate at least one Amberjack Designee for nomination to the combined company board, the combined company shall not, by merger, consolidation, statutory conversion, transfer, domestication, or continuance or otherwise, in addition to any other vote of stockholders that may be required by applicable law, without the prior written consent of Amberjack, (i) amend the combined company’s certificate of incorporation or the combined company’s bylaws in any manner that would disproportionately and adversely affect the rights of Amberjack, its permitted transferees or the Principal Stockholders (as such term is

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights
bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least two-thirds of the combined voting power of the outstanding shares of all classes of stock of Dril-Quip entitled to vote generally in the election of directors, voting together as a single class, at any annual meeting, or at any special meeting if notice of the proposed amendment be contained in the notice of said special meeting, or by the board of directors as specified in the bylaws.

defined in the stockholders agreement), as a group, compared to other stockholders of the combined company, (ii) amend clause (b) of Article FIFTH, clause (d) of Article FIFTH, clause (b) of Article NINTH, Article ELEVENTH or Article TWELFTH of the combined company’s certificate of incorporation or Sections 3.1, 3.3, 3.4, 3.6, 3.14, 4.3, 7.1 or 7.9 or Article VI or Article VIII of the combined company’s bylaws, or (iii) form any new committee of the combined company board (including an executive committee) involving a material delegation of authority from the combined company board or amend the charter of any committee of the combined company board, in either case, in a manner that would disproportionately and adversely affect the rights of Amberjack, its permitted transferees or the Principal Stockholders (as such term is defined in the stockholders agreement). See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Restrictions on Amendments” for a description and reasons for the amendment.

Limitation on Liability of Directors

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. An amendment, repeal or elimination of such a provision shall not affect its application with respect to an act or omission by a director occurring before such amendment, repeal or elimination unless the provision provides otherwise at the time of such act or omission. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Dril-Quip’s and Innovex’s certificates of incorporation limit the liability of its directors to the fullest extent permitted by this law.

Specifically, each of Dril-Quip’s directors are not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

•  for any breach of their duty of loyalty to the corporation or its stockholders;

•  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•  for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the corporation’s stockholders.

Limitation of Liability of Officers
Innovex’s certificate of incorporation and bylaws do not currently provide for exculpation of officers of Innovex.	Dril-Quip’s certificate of incorporation and bylaws do not currently provide for exculpation of officers of Dril-Quip.

Similar to the limitation of liability of directors described above, the charter amendment provides that no officer of the combined company shall be personally liable to the combined company or any of its stockholders for monetary damages for breach of fiduciary duty as an officer; provided, however, that the foregoing provisions shall not eliminate or limit the liability of an officer (i) for any breach of such officer’s duty of loyalty to the combined company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transactions from which such officer derived an improper personal benefit, or (iv) in any action by or in the right of the combined company. See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Officer Exculpation” for a description and reasons for the amendment.

Indemnification of Directors and Officers
Innovex’s certificate and incorporation and Innovex’s bylaws provide that Innovex shall indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved	Dril-Quip’s bylaws generally provide that Dril-Quip shall, to the fullest extent permitted by applicable law, within 30 days after written demand is presented to Dril-Quip, indemnify and hold	The bylaws amendment provides that the combined company shall, to the fullest extent authorized by the DGCL, indemnify and hold harmless each person who was or is a party or is threatened to be

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights
in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Innovex or, while a director or officer of Innovex, is or was serving at the request of Innovex as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement) reasonably incurred by such person.

harmless any officer or director of Dril-Quip who is, or is threatened to be made, a witness in or a party to any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (except a proceeding initiated by such person) harmless from and against any and all losses, liabilities, claims, damages and, subject to certain exceptions, expenses (including reasonable attorneys’ fees), whatsoever arising out of any event or occurrence related to the fact that such person is or was a director or officer of Dril-Quip or is or was serving in another capacity at the request of Dril-Quip, whether as a director, officer, employee, agent or fiduciary of Dril-Quip or of any other corporation, partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise.

Dril-Quip shall pay amounts to cover expenses reasonably incurred by such indemnitee in such proceeding in advance of its final disposition upon the receipt by Dril-Quip of (i) a written undertaking executed by or on behalf of such indemnitee providing that indemnitee will repay the advance if it shall ultimately be determined that indemnitee is not entitled to be indemnified by Dril-Quip pursuant to Dril-Quip’s bylaws and (ii) satisfactory evidence as to the amount of such expenses. In the event that it is determined that such indemnitee is not entitled to be indemnified by Dril-Quip for such expenses, such indemnitee shall reimburse Dril-Quip for all expenses paid by it.

made a party to, or was or is otherwise involved in, any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry, judicial, administrative or legislative hearing, or any other threatened, pending or completed proceeding, whether brought by or in the right of the combined company or otherwise, including any and all appeals, whether of a civil, criminal, administrative, legislative, investigative or other nature by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or an officer of the combined company or while a director or officer of the combined company is or was serving at the request of the combined company, in any capacity, with any corporation or a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or in any other capacity while serving or having agreed to serve as a director, officer, employee or agent or by reason of anything done or not done by him or her in any such capacity, from and against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith.

The combined company shall pay amounts to cover expenses reasonably incurred by such indemnitee in such proceeding in advance of its final disposition upon the receipt by the combined company of a written undertaking

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

Dril-Quip’s bylaws outline the procedure for submitting a claim for indemnification and for determining whether an indemnitee is entitled to indemnification. Generally, if there has been no Change of Control (as defined in Dril-Quip’s bylaws) at the time a request for indemnification is submitted, such requesting indemnitee’s entitlement to indemnification shall be determined in accordance with Section 145(d) of the DGCL. If a Change of Control has occurred, such requesting indemnitee’s entitlement to indemnification shall be determined in a written opinion by independent counsel selected by such indemnitee.

With respect to any proceed initiated to enforce the rights of any such indemnitee under Dril-Quip’s bylaws, the expense for such proceeding shall be at the expense of such indemnitee unless (i) the employment of counsel by such indemnitee has been authorized by Dril-Quip, (ii) such indemnitee shall have reasonably concluded that there is a conflict of interest between Dril-Quip and such indemnitee in the conduct of the defense of such action or (iii) Dril-Quip shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel employed by such indemnitee shall be subject to indemnification pursuant to the terms of Dril-Quip’s bylaws.

executed by or on behalf of such indemnitee providing that indemnitee will repay the advance if it shall ultimately be determined that indemnitee is not entitled to be indemnified by the combined company pursuant to the bylaws amendment.

The bylaws amendment would remove the specific procedures for submission of claims for indemnification and determination of the entitlement of any person and provide that the combined company board may establish reasonable procedures for the submission of claims for indemnification, determination of the entitlement of any person to such indemnification and review of any such determination.

With respect to any proceed initiated to enforce the rights of any such indemnitee under the bylaws amendment, the combined company shall indemnify such indemnitee in connection with a proceeding, or part thereof, initiated by such indemnitee (including claims and counterclaims, whether such counterclaims are asserted by: (i) such indemnitee; or (ii) the combined company in a proceeding initiated by such indemnitee) only if such proceeding was authorized by the combined company board.

The bylaws amendment provides that the combined company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the combined company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the combined company would have the power to

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights
indemnify such person against such expense, liability or loss under the DGCL.
Renouncement of Corporate Opportunities

Innovex’s certificate of incorporation provides that Innovex will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any Covered Persons, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Innovex or is identified by the Principal Stockholders solely through the disclosure of information by or on behalf of Innovex.

“Covered Persons” means any director of Innovex who is an employee of or otherwise affiliated with the Principal Stockholders.

“Principal Stockholders” means collectively, Intervale Capital Fund II, L.P., a Delaware limited partnership, Intervale Capital Fund II-A, L.P., a Delaware limited partnership, Intervale Capital Fund III, L.P., a Delaware limited partnership, Amberjack Capital Fund II, L.P., a Delaware limited partnership, Innovex Co-Invest Fund, L.P., a Delaware limited partnership, Innovex Co-Invest Fund II and any of their respective permitted transferees.

	Dril-Quip’s certificate of incorporation and bylaws do not currently renounce corporate opportunities.	The charter amendment provides that the combined company renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for (x) any director of the combined company or any of its subsidiaries, or officer of the combined company or any of its subsidiaries (so long as such individual is not also an employee of the combined company or any of its subsidiaries) who is also a director, officer, employee, managing director, equity holder, representative or affiliate of Amberjack or any Principal Stockholder (as such term is defined in the stockholders agreement) and (y) Amberjack and each Principal Stockholder and any affiliate of Amberjack or a Principal Stockholder (other than the combined company and its subsidiaries) (collectively, “Identified Persons”) and the combined company or any of its affiliate. None of the Identified Persons will have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which the combined company or any of its affiliates now engages or proposes to engage or (ii) otherwise competing with the combined company or any of its affiliates, including: (a) investing in, carrying on and conducting any business of any kind, nature or description, whether or not such business is competitive with or in

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

the same or similar lines of business as the combined company or any of its subsidiaries, (b) doing business with any client, customer, vendor or lessor of any of the combined company or its affiliates or (c) making investments in any kind of property in which the combined company or its subsidiaries may make investments. The combined company will, to the fullest extent permitted by applicable law, indemnify the Identified Persons against any claim for breach of any fiduciary duty or otherwise solely by reason of the fact that the Identified Persons takes any of the foregoing actions. See “The Charter Amendment Proposal—Reasons for the Charter Amendment—Renouncement of Corporate Opportunities” for a description and reasons for the amendment.

Related Person Transactions
Innovex’s certificate of incorporation and bylaws do not currently contemplate different approval requirements for transactions involving related persons.

In order to approve certain transactions involving related persons, Dril-Quip’s certificate of incorporation requires the affirmative vote of the holders of (1) not less than 80% of the then outstanding voting stock held by stockholders voting together as a single class and (2) not less than 66-2/3% of the then outstanding voting stock not beneficially owned, directly or indirectly, by the related person.

Transactions involving related persons (including, in some instances, affiliates of related persons) and subject to approval include (i) any merger, consolidation or share exchange of us or any of our subsidiaries, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition by Dril-Quip or any of its subsidiaries having an

The charter amendment and the amended bylaws do not result in any changes to requirements for related person transactions.

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

aggregate fair market value of $10,000,000 or more, (iii) any issuance or transfer by Dril-Quip or any of its subsidiaries of any of Dril-Quip’s securities or any of its subsidiaries’ securities (subject to certain exceptions); (iv) any voluntarily dissolution, (v) any reclassification of securities or recapitalization, or any merger, consolidation, or share exchange of Dril-Quip with any of its subsidiaries or any other transaction that has the effect, either directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding stock of any class or series (including convertible securities) or otherwise increasing the voting power of the outstanding stock of Dril-Quip or any of its subsidiaries, (vi) any transactions or agreements having, directly or indirectly, the same effect as any of the foregoing.

A related person is a person or entity who or which (1) is the beneficial owner of 10% or more of the aggregate voting power of all of our outstanding stock; (2) is one of our affiliates and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 10% or more of the aggregate voting power of all of our outstanding stock; or (3) is an assignee of or has otherwise succeeded to any shares of our stock that were at any time within the two-year period immediately prior to the date in question beneficially owned by any related person, if such assignment or succession shall have occurred in the course of a privately negotiated transaction rather than an open market transaction.

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

These voting requirements do not apply, however, if (i) the cash, property, securities, or other consideration to be received per share by holders of each and every outstanding class or series of Dril-Quips shares in the business combination meets certain requirements or (ii) a majority of the Continuing Directors (as defined in the Dril-Quip certificate of incorporation) have approved the business combination.

Anti-Takeover Provisions
Innovex is subject to Section 203 of the DGCL. Subject to limited exceptions, Section 203 of the DGCL prohibits “business combinations,” including certain mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (1) the transaction that will cause the person to become an interested stockholder is approved by the board of directors of Innovex prior to the transaction, (2) after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of Innovex not including (a) shares held by officers and directors of the interested stockholder and (b) shares held by specified employee benefit plans, or (3) at or subsequent to such time the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.	Dril-Quip is subject to Section 203 of the DGCL. Subject to limited exceptions, Section 203 of the DGCL prohibits “business combinations,” including certain mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (1) the transaction that will cause the person to become an interested stockholder is approved by the board of directors of Dril-Quip prior to the transaction, (2) after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of Dril-Quip not including (a) shares held by officers and directors of the interested stockholder and (b) shares held by specified employee benefit plans, or (3) at or subsequent to such time the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding	The charter amendment and the amended bylaws do not result in any changes to anti-takeover provisions.

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights

voting stock, excluding shares held by the interested stockholder.

In addition to being subject to Section 203 of the DGCL, Dril-Quip’s certificate of incorporation and bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management, including the requirements surrounding the calling of a special meeting of stockholders and the prohibition of stockholder action by written consent, both as described above.

Exclusive Forum
Innovex’s certificate of incorporation and bylaws do not currently require that any and all internal corporate claims be brought solely and exclusively in a particular forum.	Dril-Quip’s certificate of incorporation and bylaws do not currently require that any and all internal corporate claims be brought solely and exclusively in a particular forum.

The amended bylaws provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, a federal court located within the State of Delaware) is the exclusive forum for any claims, including claims in the right of the combined company: (i) that are derivative actions brought on behalf of the combined company, (ii) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, (iii) arising pursuant to the DGCL, the organizational documents of the combined company or as to which the DGCL confers jurisdiction upon the Court of Chancery or (iv) for any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware; and the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States

Existing Innovex Rights	Existing Dril-Quip Rights	Combined Company Rights
Appraisal Rights
Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. For a discussion on appraisal rights or dissenters’ rights in connection with the mergers, please see “The Mergers—Appraisal Rights or Dissenters’ Rights.”

PRINCIPAL STOCKHOLDERS OF DRIL-QUIP

The following table sets forth the number of shares of Dril-Quip common stock beneficially owned directly or indirectly as of March 11, 2024 or as otherwise indicated below by (i) each person who is known to Dril-Quip to own beneficially more than 5% of Dril-Quip common stock, (ii) each of Dril-Quip’s directors, director nominees and executive officers and (iii) all directors, director nominees and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that such he, she or it has the right to acquire within sixty days, including options exercisable within sixty days. Restricted stock shares that do not vest within sixty days of March 11, 2024 are not included in the beneficial ownership percentage. Except as described in the footnotes below and subject to applicable community property laws and similar laws, Dril-Quip believes that each person listed above has sole voting and investment power with respect to such shares.

The beneficial ownership of Dril-Quip common stock is based on 34,452,230 shares of Dril-Quip common stock issued and outstanding as of August 5, 2024.

	Amount of Beneficial Ownership
Name of Beneficial Owner (1)	Number of Shares	Percent of Dril-Quip common stock
Jeffrey J. Bird (2)	155,327	*
Kyle F. McClure (2)	67,005	*
James C. Webster (2)	62,735	*
Donald M. Underwood (2)	24,343	*
Terence B. Jupp (2)	68,675	*
Carri A. Lockhart (2)	24,535	*
John V. Lovoi (2)	80,379	*
Darryl K. Willis (2)	30,814	*
Benjamin M. Fink	—	*
All current directors and executive officers as a group (9 persons) (3)	513,813	1.5%
BlackRock, Inc. (4) 55 East 52nd Street New York, NY 10055	5,534,233	16.1%
The Vanguard Group (5) 100 Vanguard Boulevard Malvern, PA 19355	3,867,476	11.2%
Brandes Investment Partners, L.P. (6) 4275 Executive Square, 5th Floor La Jolla, CA 92037	3,452,995	10.0%
GAMCO Investors, Inc. et al. (7) One Corporate Center Rye, New York 10580-1435	2,799,754	8.1%
Dimensional Fund Advisors LP (8) 6300 Bee Cave Road, Building One Austin, TX 78746	2,150,385	6.2%

*	Less than 1%.
(1)

Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock. The address of each such person, unless otherwise provided, is 2050 West Sam Houston Parkway S., Suite 1100, Houston, Texas 77042.

(2)

Includes restricted stock held directly in the amount of 104,828 shares by Mr. Bird, 43,170 shares by Mr. Webster, 55,399 shares by Mr. McClure and 16,630 shares by Mr. Underwood. Includes restricted stock held directly in the amount of 20,862 shares by Mr. Lovoi, 20,634 shares by Mr. Jupp, 17,922 shares by Ms. Lockhart and 16,119 shares by Mr. Willis.

(3)	Includes Jeffrey J. Bird, James C. Webster, Kyle F. McClure, Donald M. Underwood, John V. Lovoi, Terence B. Jupp, Darryl K. Willis, Carri A. Lockhart and Benjamin M. Fink.
(4)

Number of shares based on a Schedule 13G/A filed with the Securities and Exchange Commission (“SEC”) on January 22, 2024. Such filing indicates that BlackRock, Inc. has sole voting power with respect to 5,534,233 shares and sole dispositive power with respect to 5,639,897 shares.

(5)

Number of shares based on a Schedule 13G/A filed with the SEC on February 13, 2024. Such filing indicates that The Vanguard Group has sole voting power with respect to 0 shares, shared voting power with respect to 22,995 shares, sole dispositive power with respect to 3,815,231 shares and shared dispositive power with respect to 52,245 shares.

(6)

Number of shares based on a Schedule 13G filed with the SEC on June 6, 2024 by Brandes Investment Partners, L.P. (“Brandes”). Such filing indicates that (i) Brandes has shared voting power with respect to 2,103,767 shares and shared dispositive power with respect to 3,452,995 shares; (ii) CO-GP, LLC (“CO-GP”) has shared voting power with respect to 2,103,767 shares and shared dispositive power with respect to 3,452,995 shares; (iii) Brandes Worldwide Holdings, L.P. (“Brandes Worldwide”) has shared voting power with respect to 2,103,767 shares and shared dispositive power with respect to 3,452,995; and (iv) Glenn Carlson (“Mr. Carlson”) has shared voting power with respect to 2,103,767 shares and shared dispositive power with respect to 3,452,995 shares. The 3,452,995 shares are deemed to be beneficially owned by CO-GP, Brandes Worldwide and Mr. Carlson, as control persons of Brandes.

(7)

Number of shares based on a Schedule 13D/A filed with the SEC on June 12, 2024. Such filing indicates that (i) Gabelli Funds, LLC has sole voting and dispositive power with respect to 551,538 shares, (ii) GAMCO Asset Management Inc. has sole voting power with respect to 2,166,016 shares and sole dispositive power with respect to 2,208,916 shares, (iii) Gabelli & Company Investment Advisers, Inc. has sole voting and dispositive power with respect to 3,500 shares, (iv) Teton Advisors, LLC has sole voting and dispositive power with respect to 4,500 shares, (v) Gabelli Foundation, Inc. has sole voting and dispositive power with respect to 11,000 shares, (vi) MJG Associates, Inc. has sole voting and dispositive power with respect to 12,800 shares, and (vii) GGCP, Inc. has sole voting and dispositive power with respect to 7,500 shares.

(8)

Number of shares based on a Schedule 13G filed with the SEC on February 9, 2024 by Dimensional Fund Advisors LP (“Dimensional”). Such filing indicates that Dimensional has sole voting power with respect to 2,112,830 shares and sole dispositive power with respect to 2,150,385 shares.

PRINCIPAL STOCKHOLDERS OF INNOVEX

The following table sets forth information with respect to the beneficial ownership of Innovex’s common stock by:

•	each person known to Innovex to beneficially own more than 5% of any class of Innovex’s outstanding voting securities;

•	each of Innovex’s directors;

•	Innovex’s named executive officers; and

•	all of Innovex’s directors and executive officers as a group.

The number of Innovex’s shares of common stock outstanding and the percentage of beneficial ownership are presented as of August 5, 2024. As of such date, 15,614,968 shares of Innovex common stock were outstanding.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Innovex Downhole Solutions, Inc., 19120 Kenswick Drive, Humble, Texas 77338.

The following table does not give effect to the transactions contemplated by the merger agreement or any other transaction that will occur in connection with consummation of the mergers.

	Shares of common stock beneficially owned (1)
Name of Beneficial Owner	Number	%
5% Stockholders
Amberjack Capital Partners, L.P. (2)	14,593,921	93.5%
Directors and Named Executive Officers
Adam Anderson (3)	196,947	1.3%
Kendal Reed (4)	93,420	*
Mark Reddout (5)	95,069	*
Patrick Connelly	—	*
Jason Turowsky	—	*
Will Donnell	—	*
Angie Sedita (6)	2,500	*
Erik Hoover (7)	13,343	*
Bonnie S. Black (8)	990	*
All directors and executive officers as a group (9 persons)	402,269	2.6%

*	Represents beneficial ownership of less than 1%.
(1)

Shares of common stock subject to options currently exercisable or exercisable within 60 days of August 5, 2024 and unvested RSUs vesting within 60 days of August 5, 2024 are deemed to be outstanding and beneficially owned by the person holding such options or unvested RSUs, as applicable, for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

(2)

Consists of: (i) 10,819,352 shares of common stock held directly by Amberjack Capital Fund II, L.P.; (ii) 2,526,232 shares of common stock held directly by Innovex Co-Invest Fund II, L.P.; (iii) 598,719 shares of common stock held directly by Innovex Co-Invest Fund, L.P.; (iv) 516,462 shares of common stock held directly by Intervale Capital Fund II, L.P.; (v) 256 shares of common stock held directly by Intervale Capital Fund II-A, L.P.; and (vi) 132,900 shares of common stock held directly by Intervale Capital Fund III, L.P. Funds affiliated with Amberjack Capital Partners, L.P. (“Amberjack Capital Partners” or “Amberjack”) are Innovex’s principal stockholders (referred to in this proxy statement/prospectus as the “Amberjack Funds”). The general partner of (i) Amberjack Capital Fund II, L.P. is Amberjack Capital Fund II GP, L.P., and the general partner of such general partner is Amberjack Capital Associates II, LLC, (ii) Innovex Co-Invest Fund II, L.P. is Innovex Co-Invest Fund II GP, L.P., and the general partner of such general partner is Innovex Co-Invest Associates, LLC, (iii) Innovex Co-Invest Fund, L.P. is Innovex Co-Invest Fund GP, L.P., and the general partner of such general partner is Innovex Co-Invest Associates, LLC, (iv) Intervale Capital Fund II, L.P. is Intervale Capital GP II, L.P., and the general partner of such general partner is Intervale Capital Associates II, LLC, (v) Intervale Capital Fund II-A, L.P. is Intervale Capital GP II, L.P., and the general partner of such general partner is Intervale Capital Associates II, LLC, and (vi) Intervale Capital Fund III, L.P. is Intervale Capital GP III, L.P., and the general partner of such general partner is Intervale Capital Associates III, LLC. By virtue of their relationships, the foregoing general partners control all voting and dispositive power over the reported shares held by such Amberjack Fund and therefore may be deemed to be the beneficial owner of such shares. The sole member of Amberjack Capital Associates II, LLC, Innovex Co-Invest Associates, LLC, Intervale Capital Associates II, LLC and Intervale Capital Associates III, LLC is Amberjack Capital Partners, and the general partner of Amberjack Capital Partners is Amberjack Management, LLC (“Amberjack Management”). By virtue of their relationships, Amberjack Capital Partners and Amberjack Management control all voting and dispositive power over the reported shares held by all the Amberjack Funds and therefore may be deemed to be the beneficial owner of such shares. The address of the Amberjack Funds, Amberjack Capital Partners, Amberjack Management and the other general partners identified above is 1021 Main Street, Suite 1100, Houston, Texas 77002. Mr. Connelly and Mr. Turowsky are co-managing partners of Amberjack Management. The address of Mr. Connelly and Mr. Turowsky is 1021 Main Street, Suite 1100, Houston, Texas 77002. Mr. Connelly and Mr. Turowsky disclaim beneficial ownership of such securities in excess of their pecuniary interests in the securities.
(3)	Consists of (i) 69,519 shares of common stock and (ii) 127,428 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days of August 5, 2024.
(4)	Consists of (i) 30,370 shares of common stock and (ii) 63,050 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days of August 5, 2024.
(5)	Consists of (i) 30,723 shares of common stock and (ii) 64,346 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days of August 5, 2024.
(6)	Consists of 2,500 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days of August 5, 2024.
(7)	Consists of (i) 9,524 shares of common stock and (ii) 3,819 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days of August 5, 2024.
(8)	Consists of 990 shares of common stock issuable upon vesting of RSUs that have vested or will vest within 60 days of August 5, 2024.

LEGAL MATTERS

The legality of the shares of Dril-Quip common stock issuable in the mergers will be passed upon for Dril-Quip by Gibson, Dunn & Crutcher LLP.

EXPERTS

Dril-Quip, Inc.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Dril-Quip’s Annual Report on Form 10-K/A for the year ended December 31, 2023 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 21 to the financial statements, an adverse opinion on the effectiveness of the Company’s internal control over financial reporting and an explanatory paragraph related to the exclusion of Great North from Management’s assessment of internal control over financial reporting as of December 31, 2023, because it was acquired by Dril-Quip in a purchase business combination during 2023) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Innovex Downhole Solutions, Inc.

The consolidated financial statements of Innovex Downhole Solutions, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

Dril-Quip will hold a regular annual meeting of stockholders in 2025 (the “Dril-Quip 2025 annual meeting”) regardless of whether the mergers are completed.

Stockholder Proposals for Dril-Quip 2025 Annual Meeting. In order to be included in Dril-Quip’s proxy material for the Dril-Quip 2025 annual meeting, eligible proposals of stockholders intended to be presented at the Dril-Quip 2025 annual meeting must be delivered to Dril-Quip’s Corporate Secretary in writing and comply with requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by Dril-Quip at 2050 West Sam Houston Parkway S., Suite 1100, Houston, Texas 77042 on or before November 29, 2024.

Advance Notice Required for Stockholder Nominations and Proposals. Dril-Quip’s bylaws require timely advance written notice of stockholder nominations of director candidates and of any other proposals to be presented at an annual meeting of stockholders (but not for inclusion in the proxy statement). In the case of director nominations and other proposals by stockholders, Dril-Quip’s bylaws require that advance written notice be delivered to its Corporate Secretary at 2050 West Sam Houston Parkway S., Suite 1100, Houston, Texas 77042 not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting, and that such notice provide the information set forth in Dril-Quip’s bylaws (which includes information required under Rule 14a-19 with respect to nominations). However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, such notice must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made, and, in the case of director nominations only, if the number of directors to be elected to the Dril-Quip Board at the annual meeting is increased and there is no prior notice or public disclosure naming all of the nominees or specifying the size of the increased Dril-Quip Board at least 100 days prior to such anniversary date, a notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if delivered not later than the close of business on the 10th day following the earlier of the day on which the notice of such meeting was mailed to stockholders or the day on which such public disclosure was made. A copy of Dril-Quip’s bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained from Dril-Quip’s Corporate Secretary at the address indicated on the first page of this joint proxy statement/prospectus.

Accordingly, in order for director nominations and stockholder proposals to be properly submitted for presentation at the Dril-Quip 2025 annual meeting (assuming the date of the Dril-Quip 2025 annual meeting is not more than 30 days before or more than 60 days after May 7, 2025), notice must be received by Dril-Quip’s Corporate Secretary at the address set forth above not later than 6:00 p.m. Central Time on February 16, 2025.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries, such as brokers and banks, to provide notice to an address shared by two or more stockholders by delivering a single notice to those stockholders. This procedure is referred to as “householding.” Dril-Quip does not household its notice with respect to its stockholders of record. However, if you hold your shares in street name, your intermediary, such as a broker or bank, may rely on householding and you may receive a single notice if you share an address with another stockholder.

Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of the notice, or if you are receiving multiple copies of the notice and wish to receive only one, please notify your broker. Stockholders who currently receive multiple notices at their address and would like to request “householding” of their communications should contact their broker.

Requests for additional copies of this proxy statement/prospectus should be directed to:

Dril-Quip, Inc.

2050 West Sam Houston Pkwy S., Suite 1100

Houston, Texas 77042

(713) 939-7711

WHERE YOU CAN FIND MORE INFORMATION

Dril-Quip files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Dril-Quip, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult Dril-Quip’s website for more information about Dril-Quip. Dril-Quip’s website is www.dril-quip.com. Information included on this website is not incorporated by reference into this proxy statement/prospectus.

Dril-Quip has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the issuance of shares of Dril-Quip common stock in the first merger. The registration statement, including the attached exhibits, contains additional relevant information about Dril-Quip and Innovex. The rules and regulations of the SEC allow Dril-Quip to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Dril-Quip to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the Dril-Quip or Innovex documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Dril-Quip has previously filed with the SEC. These documents contain important information about Dril-Quip, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2023, originally filed February 27, 2024, as amended by Form 10-K/A, filed July 8, 2024, and Form 10-K/A, filed August 1, 2024;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, originally filed May 2, 2024, as amended by Form 10-Q/A, filed July 8, 2024;

•

Current Reports on Form 8-K, filed March 18, 2024, May 2, 2024, May 8, 2024, May 8, 2024, May 14, 2024, May 20, 2024, July 8, 2024, July 9, 2024 and August 1, 2024 and Current Report on Form 8-K/A, filed August 1, 2024 (other than the portions of those documents not deemed to be filed);

•	Definitive Proxy Statement on Schedule 14A, filed March 19, 2024, to the extent incorporated by reference into Dril-Quip’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023; and

•	the description of capital stock contained in Exhibit 4.2 to Annual Report on Form 10-K for the year ended December 31, 2019, filed February 27, 2020, and any subsequent amendment thereto.

In addition, Dril-Quip incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part and (ii) after the date of this proxy statement/prospectus and prior to the date of the special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Dril-Quip will provide you with copies of these documents, without charge, upon written or oral request to:

Dril-Quip, Inc.

2050 West Sam Houston Parkway S., Suite 1100

Houston, Texas 77042

(713) 939-7711

In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Neither Dril-Quip nor Innovex has authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated August 6, 2024, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date.

Further, you should also assume that the information incorporated by reference into this proxy statement/prospectus is accurate only as of the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Dril-Quip stockholders nor the issuance by Dril-Quip of shares of Dril-Quip common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus contains a description of the representations and warranties that each of Dril-Quip and Innovex made to the other in the merger agreement. Representations and warranties made by Dril-Quip, Innovex and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Innovex Downhole Solutions, Inc.

Opinion

We have audited the consolidated financial statements of Innovex Downhole Solutions, Inc. (a Delaware corporation) and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the three years in the period ended December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the three years in the period ended December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•  Exercise professional judgment and maintain professional skepticism throughout the audit.

•  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•  Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•  Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Houston, Texas

April 2, 2024

Innovex Downhole Solutions, Inc.

Consolidated Balance Sheets

(in thousands, except share and par value amounts)

	December 31,
	2023	2022
Assets
Current assets
Cash and restricted cash	$7,406	$8,416
Accounts receivable, net	118,360	123,750
Inventories, net	141,188	136,655
Prepaid expenses and other current assets	21,318	13,566

Total current assets	288,272	282,387

Noncurrent assets
Property and equipment, net	52,424	46,040
Right of use assets – operating	32,673	23,902
Goodwill	23,932	23,932
Intangibles, net	41,808	49,835
Deferred tax asset, net	14,017	6,711
Equity method investment	20,025	—
Other long-term assets	2,149	3,479

Total noncurrent assets	187,028	153,899

Total assets	$475,300	$436,286

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$32,035	$41,650
Operating lease liabilities	7,358	6,461
Accrued expenses	28,736	24,465
Other current liabilities	670	4,248
Current portion of long-term debt and finance lease obligations	9,824	8,196

Total current liabilities	78,623	85,020

Noncurrent liabilities
Long-term debt and finance lease obligations	40,566	80,923
Operating lease liabilities	27,159	19,002
Other long-term liabilities	31	61

Total noncurrent liabilities	67,756	99,986

Total liabilities	$146,379	$185,006

Commitments and contingencies (Note 16)
Stockholders’ equity
Common stock, $0.01 par value, 20,000,000 shares authorized at December 31, 2023 and 2022, respectively: 15,368,503 shares issued and outstanding at December 31, 2023 and 2022, respectively	$154	$154
Additional paid-in capital	180,788	178,826
Accumulated other comprehensive income	2,071	318
Retained earnings	145,908	71,982

Total stockholders’ equity	$328,921	$251,280

Total liabilities and stockholders’ equity	$475,300	$436,286

The accompanying notes are an integral part of these consolidated financial statements.

Innovex Downhole Solutions, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2023	2022	2021
Revenues	$555,539	$467,189	$294,841
Cost of sales, exclusive of depreciation and amortization (Inclusive of $1,738, $565 and $641 related party expense, respectively)	360,368	310,036	207,445
Selling, general and administrative expenses	75,124	62,133	55,584
Depreciation	14,631	12,074	12,418
Amortization	8,028	6,394	5,317

Income from operations	97,388	76,552	14,077
Interest expense	5,506	4,034	2,155
Other expense/(income), net	491	(411)	(1,773)
Equity method earnings	2,975	—	—

Income before income taxes	94,366	72,929	13,695
Income tax expense, net	20,440	9,651	3,842

Net income	73,926	63,278	9,853

Foreign currency translation adjustment	(1,753)	463	(349)

Comprehensive income	$72,173	$63,741	$9,504

Earnings per common share
Basic	$4.81	$4.17	$0.68
Diluted	$4.60	$4.05	$0.68
Weighted average common shares outstanding
Basic	15,368,503	15,175,591	14,589,591
Diluted	16,069,071	15,624,128	14,589,591

The accompanying notes are an integral part of these consolidated financial statements.

Innovex Downhole Solutions, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock
	Shares	$ Amount	Additional Paid-in Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance at December 31, 2020	12,472,367	$125	$88,925	$(1,149)	$2,830	$90,731
Issuance of common stock - Rubicon	2,620,303	26	79,919	—	—	79,945
Issuance of common stock - other	9,524	1	200	—	—	201
Repurchase of common stock and options	(13,012)	(1)	(532)	—	—	(533)
Stock based compensation	—	—	703	—	—	703
Foreign currency translation adjustment	—	—	—	—	(349)	(349)
Net income	—	—	—	9,853	—	9,853

Balance at December 31, 2021	15,089,182	151	169,215	8,704	2,481	180,551

Issuance of common stock - Pride	320,820	3	9,997	—	—	10,000
Stock based compensation	—	—	907	—	—	907
Employee stock re-purchase	(41,499)	—	(1,293)	—	—	(1,293)
Foreign currency translation adjustment	—	—	—	—	463	463
Release of cumulative translation adjustment due to entity closure	—	—	—	—	(2,626)	(2,626)
Net income	—	—	—	63,278	—	63,278

Balance at December 31, 2022	15,368,503	154	178,826	71,982	318	251,280

Stock based compensation	—	—	1,962	—	—	1,962
Foreign currency translation adjustment	—	—	—	—	1,753	1,753
Net income	—	—	—	73,926	—	73,926

Balance at December 31, 2023	15,368,503	$154	$180,788	$145,908	$2,071	$328,921

The accompanying notes are an integral part of these consolidated financial statements.

Innovex Downhole Solutions, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income	$73,926	$63,278	$9,853
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	22,659	18,468	17,735
Deferred financing fees amortization	332	312	326
Amortization of operating lease ROU asset	7,400	6,492	—
Stock based compensation	1,962	907	703
Impairment of long-lived assets	266	964	—
(Gains)/loss on sale of property and equipment	107	(771)	1,750
(Gains)/loss on sale of ROU Assets	426	—	—
Deferred tax asset, net	(7,406)	(6,711)	—
Undistributed earnings of equity method investee	(1,675)	—	—
Release of CTA gain	—	(2,626)	—
Changes in operating assets and liabilities, net of amounts related to acquisitions:
Accounts receivable	5,271	(37,565)	(27,105)
Inventories	(4,533)	(44,207)	(13,952)
Prepaid expenses and other current assets	(7,752)	(2,804)	(3,441)
Other long-term assets	1,330	(1,540)	(628)
Accounts payable	(9,615)	2,405	9,566
Accrued expenses and other current liabilities	792	2,523	3,598
Other operating assets and liabilities, net	(7,626)	(4,936)	(430)

Net cash provided by (used in) operating activities	75,864	(5,811)	(2,025)

Cash flows from investing activities
Payments on acquisitions, net of cash acquired	—	(28,914)	(22,200)
Capital Expenditures	(15,487)	(9,575)	(6,443)
Proceeds from sale of property and equipment	1,410	967	6,579
Equity method investment	(18,350)	—	—

Net cash used in investing activities	(32,427)	(37,522)	(22,064)

Cash flows from financing activities
Deferred debt issuance cost	393	(719)	—
Revolving credit facility borrowings	254,500	132,006	76,577
Revolving credit facility payments	(278,300)	(101,506)	(60,077)
Term loan borrowings	—	19,479	—
Term loan payments	(5,400)	(3,250)	(6,117)
Subordinated Note Payments	(11,893)	—	—
Payments on finance leases	(3,865)	(2,432)	—
Common stock and options repurchase net of sales	—	(1,293)	(331)

Net cash provided by (used in) financing activities	(44,565)	42,285	10,052

Effect of exchange rate changes	118	(272)	(145)
Net change in cash and restricted cash	(1,010)	(1,320)	(14,182)
Cash and restricted cash beginning of year	8,416	9,736	23,918

Cash and restricted cash end of year	$7,406	$8,416	$9,736

Supplemental cash flow information:
Cash paid for interest	$5,747	$3,148	$1,638
Cash paid (received) for income taxes	$28,388	$14,980	$(29)

The accompanying notes are an integral part of these consolidated financial statements.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF BUSINESS

Description of Business

Innovex Downhole Solutions, Inc. (“Innovex”, the “Company”, “we”, “us” and “our”) was incorporated as a Delaware corporation on September 15, 2016 and named IC Granite Holdings, Inc. at the time of incorporation. On October 13, 2016 the Company’s name was changed to Innovex Downhole Solutions, Inc. The Company’s corporate office is located in Humble, Texas.

Innovex designs, manufactures, sells and rents a broad suite of well-centric, engineered products to the global oil and natural gas industry. Our products are sold and rented to international oil companies, national oil companies, independent exploration and production companies and multinational service companies. The products we provide have applications across the well lifecycle for both onshore and offshore oil and natural gas wells, including well construction, well completion, and well production and intervention applications.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”). The Consolidated Financial Statements include the accounts of our subsidiaries where we have control over operating and financial policies. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amount we report in our Consolidated Financial Statements and accompanying notes. Such estimates include but are not limited to estimated losses on accounts receivables, estimated realizable value on excess and obsolete inventories, estimates of the fair values of the assets and liabilities acquired through business acquisitions, estimates related to the fair value of the reporting unit for purposes of assessing possible goodwill impairment, expected future cash flows from long lived assets to support impairment tests, share based compensation, amounts of deferred taxes and income tax contingencies. Refer to individual accounting policies of each related account below for further details. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could materially differ from those estimates and variances could materially affect our financial condition and results of operations in future periods.

Cash

Cash consists of cash on deposit and cash on hand. The Company considers all highly liquid investments with an original maturity date of less than three months to be cash equivalents. These investments are carried at cost, which approximates fair value. Throughout the year ended December 31, 2023, we maintained cash balances that were in excess of Federal Deposit Insurance Corporation (“FDIC”) insured limits. The majority of our international cash balances are deposited with large international, well capitalized and reputable banks. We closely monitor our international and domestic cash accounts for any default risks, noting none as of December 31, 2023 and 2022, and believe that we are not exposed to any significant credit risk on these amounts. The Company holds restricted cash in accordance with the Second A&R Credit Agreement (as defined herein). The restricted cash balance was $0.3 million and $0.6 million as of December 31, 2023 and 2022, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject us to credit risk are cash, restricted cash and accounts receivable. Substantially all our sales are to customers whose activities are directly or indirectly related to the oil and natural gas industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that our customers may be similarly affected by changes in economic or other conditions. We generally extend credit to these customers and, therefore, collectability of receivables is affected by market conditions in the oil and natural gas industry. We perform ongoing credit evaluations as to the financial condition of our customers with respect to accounts receivables. Generally, no collateral is required as a condition of sale. No single customer individually accounted for 10% or more of our consolidated revenue or accounts receivable as of December 31, 2023 or 2022.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at the historical carrying amount net of allowances for credit losses. These receivables are generally uncollateralized, and accounts outstanding longer than the payment terms are considered past due. Due to the short–term nature of our trade accounts receivable, we consider the amortized cost to be the same as the carrying value amount of the receivable, excluding the allowance for credit losses.

We evaluate our global accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts and financial condition of our customers. We also consider the economic environment of our customers in evaluating the need for an allowance. Based on our review of these factors, we establish or adjust allowances for specific customers. Past due balances are written-off against allowance for credit losses when the accounts are deemed no longer to be collectible. This process involves judgment and estimation, therefore, our results of operations could be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts.

The Company’s accounts receivable as of December 31, 2023 and 2022 are as follows:

	December 31,
(in thousands)	2023	2022
Trade accounts receivable	$107,218	$114,440
Unbilled revenue	16,157	12,446
Allowance for credit losses	(5,015)	(3,136)

Accounts receivable, net	$118,360	$123,750

The changes in allowance for credit losses during the years ended December 31, 2023 and 2022 were as follows:

	December 31,
(in thousands)	2023	2022
Balance at January 1	$3,136	$4,962
Provision for credit losses	3,611	1,131
Write-offs charged against allowance	(1,732)	(2,957)

Balance at December 31	$5,015	$3,136

Inventory

Inventory is stated at the lower of cost or net realizable value. The Company determines the costs of all raw materials, work-in-process and finished goods inventories by the average cost method. Cost components of inventories include direct labor, applicable production overhead, and amounts paid to suppliers for materials and products as well as freight costs and, when applicable, duty costs to import the materials and products.

The Company evaluates the realizability of inventory on a product-by-product basis in consideration of historical and anticipated sales demand, technological changes, product life cycle and component cost trends. As a result of the realizability analysis, inventories have been reduced to the lower of cost or net realizable value. If actual circumstances are less favorable than those projected by management in its evaluation of the net realizable value of inventories, additional write-downs may be required.

Property and Equipment

Cost Basis. Property and equipment are stated at acquired cost less accumulated depreciation. The assets and liabilities under finance leases are recorded at the lower of present value of the minimum lease payments or the fair value of the assets. Expenditures for property and equipment and for items which substantially increase the useful lives of existing assets are capitalized at cost and depreciated over their estimated useful life utilizing the straight-line method. Routine expenditures for repairs and maintenance are expensed as incurred.

Depreciation and Amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements and property under finance leases are amortized over the shorter of the remaining lease term or useful life of the related asset. Depreciation expense includes amortization of assets under finance leases. The cost and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts, and any resulting gains or losses are recognized in the year of disposal in Other Income in the Consolidated Statements of Operations.

The table below summarizes the estimated general useful lives of assets by category:

Years
Buildings, building improvements and leasehold improvements	Lease term–30
Manufacturing machinery and equipment	3–7
Rental tools	3
Furniture and fixtures	5–7
Computer software	3–5
Vehicles	3–5
Finance leases	Lease term

Leases

The Company adopted Accounting Standards Codification Topic 842 Leases (“ASC 842”) on January 1, 2022, using the modified retrospective method, in 2021 leases are accounted for according to Topic 840. The Company elected the package of practical expedients per ASC 842 upon transition to retain the lease classification and initial direct costs for any leases that existed prior to adoption of the standard. The Company elected the practical expedient of using hindsight in determining lease terms and assessing the impairment of the entity’s right of use assets. The Company also elected the short-term lease accounting policy that allows it to forgo applying the balance sheet recognition requirements to short-term leases. Accordingly, no ROU asset or lease liability is recognized for leases with an initial term of twelve months or less, unless a renewal option is reasonably certain to be exercised, extending the lease beyond a twelve month term. The Company did not elect the non-lease component expedient. The Company tracks non-lease components separately from base rent. These expenses are directly recorded on the Consolidated Statement of Operations and Comprehensive Income instead of being included in Right of use lease assets and lease liability calculations.

At inception of a contract, we determine if the contract contains a lease. When a lease is identified, we recognize a leased asset (i.e., “Right of Use Leases” or “ROU Leases” assets) and a corresponding lease liability based on the present value of the lease payments over the lease term, discounted using the incremental borrowing rate for both operating and finance leases. The incremental borrowing rate is calculated using an industry-specific yield curve adjusted for the Company’s credit rating. Lease payments include fixed and variable lease components derived from usage or market-based indices. Variable lease payments may fluctuate for a variety of reasons including usage, output, insurance or taxes. These variable amounts are expensed as incurred and not included in the lease assets or lease liabilities. Options to extend or terminate a lease are reflected in the lease payments and lease term when it is reasonably certain that we will exercise those options. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the Consolidated Statements of Operations and Comprehensive Income. Finance lease assets are included in Property and equipment, net, and finance lease liabilities are included in Current portion of long-term debt and finance lease obligations, and Long-term debt and finance lease obligations on the Consolidated Balance Sheets. Operating leases are presented as Right of use assets—operating assets and Operating lease liabilities on the Consolidated Balance Sheet. Refer to Note 11. Leases for further details.

Impairment of Long-lived Assets

The Company performs reviews for impairment of long-lived assets, including property and equipment, intangible assets with definite lives and operating lease right of use assets, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.

Goodwill

Goodwill represents the excess of purchase price paid by the Company over the fair market value of the net assets acquired. Goodwill is tested for impairment annually as of the year-end balance sheet date, or whenever events or circumstances change indicating that the fair value of a reporting unit with goodwill could be below its carrying amount.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying value. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized up to a maximum amount of goodwill allocated to that reporting unit. For the years ended December 31, 2023, 2022 and 2021 the Company recognized no goodwill impairments.

Intangible Assets

Intangible assets, comprised of trade names, customer relationships, non-compete agreements and patents are amortized using the straight-line method over the assets’ estimated useful lives. The estimated useful lives of amortizable intangible assets are based on an evaluation of the circumstances surrounding each asset. The carrying values of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may be impaired. The carrying values are compared to the undiscounted anticipated future cash flows related to those assets. If the carrying value of an intangible asset exceeds the future undiscounted cash flow, an impairment charge is recorded in the period in which such review is performed, to the extent that the carrying value exceeds fair value. The Company determined that no impairment indicators existed at December 31, 2023, 2022, and 2021.

Business Combinations

We recognize and measure the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired. Certain assumptions and estimates are employed in evaluating the fair value of assets acquired and liabilities assumed. These estimates may be affected by factors such as changing market conditions, technological advances in the oil and natural gas industry or changes in regulations governing that industry. The most significant assumptions requiring judgment involve identifying and estimating the fair value of intangible assets and the associated useful lives for establishing amortization periods. To finalize purchase accounting for significant acquisitions, we utilize the services of independent valuation specialists to assist in the determination of the fair value of acquired intangible assets. Acquisition related costs are expensed as incurred. Refer to Note 3. Acquisitions for further details.

Equity Method Investment

We utilize the equity method to account for investments when we possess the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The ability to exercise significant influence is presumed when the investor possesses 20% or greater of the voting interests of the investee. This presumption may be overcome based on specific facts and circumstances that demonstrate that the ability to exercise significant influence is restricted. We apply the equity method to investments in common stock and other investments when such investments possess substantially identical subordinated interests to common stock.

In applying the equity method, we record the investment at cost and subsequently increase or decrease the carrying amount of the investment by our proportionate share of the net earnings or losses and other comprehensive income of the investee. We record dividends or other equity distributions as reductions in the carrying value of the investment. We classify distributions received from equity method investees using the cumulative earnings approach in our Consolidated Statements of Cash Flows. Under the cumulative earnings approach, distributions received from the unconsolidated entity are presumed to be a return on the investment unless the distributions received by the investor, less distributions received in prior periods that were deemed to be returns of investment, exceed cumulative equity in earnings recognized by the investor. In 2023, all distributions received were deemed returns on investment and were therefore classified as Cash flows from operating activities. Refer to Note 3. Acquisitions for additional information about our equity method investment.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. An established hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used, when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. The valuation hierarchy contains three levels:

Level 1:	Inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2:	Inputs are based on quoted prices for similar instruments in active markets, quoted prices for similar or identical instruments in inactive markets and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3:	One or more significant inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar valuation techniques.

The carrying amounts we have reported for financial instruments, including Cash and restricted cash, Accounts receivables, Accounts payable and short-term debts, approximate their fair values due to the short maturity of those instruments, and are considered Level 1. Short-term and long-term debts are recorded at carrying value, which approximates the fair value due to a variable interest rate and the Company’s ability to repay at any time.

The Company accounts for all share-based payments to employees, including grants of employee stock options and restricted stock units, based upon their fair values at grant date or the date of later modification over the requisite service period, and these fair value determinations are considered Level 3.

Revenue Recognition

Product and Service Revenue. The Company recognizes revenue under Accounting Standards Codification Topic 606 (“ASC 606”) when customers obtain control of promised goods or services. The revenue recognized is the amount of consideration which we expect to receive in exchange for those goods or services. Our contracts with customers generally contain only one performance obligation for the related product or service ordered. The transaction price is determined using a fixed unit price as specified in the sales contract times the quantity of products or services sold. The transaction price for service arrangements is determined based on hours incurred multiplied by contractually agreed upon rates. In addition, to determine the transaction price at the time when revenue is recognized, we evaluate whether the price is subject to adjustments, such as for discounts or volume rebates, which are stated in the customer contract, to determine the net consideration to which we expect to be entitled. Taxes collected on sales to customers are excluded from the transaction price.

Revenue from product sales is recognized at the point in time when control transfers to the customer. The point in time in which control transfers to the customer is dependent on the associated terms and conditions within our contractual arrangements; typically, the performance obligations are satisfied upon shipment, and this is when control transfers to the customer. The Company has elected to treat shipping and handling costs as fulfilment costs (i.e., not a promised good or service). As such, shipping and handling costs are expensed in the period incurred and included in Selling, general and administration expenses in our Consolidated Statements of Operations and Comprehensive Income.

Revenue from services is recognized as hours are incurred. Services are completed in a short period of time, usually one day or up to one week. The Company recognizes revenue as the services are performed over time. The Company’s payment terms generally range from 30 to 60 days; as such, there is no significant financing component associated with the contract.

Rental Revenue. The Company supplies rental equipment to customers through operating leases on a short-term basis, with most equipment on customer site for 30 days or less and there are no variable payment terms. Customers are required to return assets in the same condition as received, otherwise additional charges will be applied. The Company’s contracts convey the right to control the use of the identified equipment for a period of time in exchange for consideration; as such, these contracts are considered leases according to ASC 842. Rental revenue is accounted for under the lease guidance according to ASC 842 and recognized ratably over the term of the lease. Customers have the option to extend rental equipment leases for short-term periods and lease contracts do not contain purchase options. Customers take possession of rental equipment as it is needed for specific use, while lease extensions are available to the customer, it is not reasonably certain the options to exercise renewals will be utilized. As such, no assumed lease renewals are included in lease term assessments. No other significant judgments or assumptions were made to determine whether a contract contains a lease. Refer to Note 4. Revenues for information regarding the Company’s revenue.

Contingencies

In the ordinary course of business, we are subject to various claims, lawsuits and complaints. We vigorously defend ourselves and prosecute these matters as appropriate. We, in consultation with external legal advisors, will provide for a contingent loss in the Consolidated Financial Statements if, at the date of the Consolidated Financial Statements, it is probable that a liability has been incurred and the amount can be reasonably estimated. Based on a consideration of all relevant facts and circumstances, we do not believe that the ultimate outcome of any currently pending lawsuit against us will have a material adverse effect upon our operations, financial condition or Consolidated Financial Statements. Legal costs are expensed as incurred.

Income Taxes

Deferred taxes are recorded using the asset and liability method, whereby tax assets and liabilities are determined based on the differences between the carrying amount and tax basis of assets and liabilities using enacted tax laws and rates expected to apply to taxable income in the year in which the differences are expected to reverse. We regularly evaluate the valuation allowances established for deferred tax assets for which future realization is uncertain. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence, including scheduled reversals of deferred tax assets and liabilities, projected future taxable income, tax planning strategies and results of recent operations. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded.

Innovex is a corporation and is subject to U.S. federal as well as state income tax. Additionally, our operations in foreign jurisdictions are subject to local country income taxes. The Company’s policy is to recognize interest and penalties on uncertain tax positions within the provision for income taxes in income tax expense. Refer to Note 12. Income Taxes for additional information regarding income taxes.

Among the base broadening provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “TCJA”) are the Global Intangible Low-Tax Income (“GILTI”) provisions. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”) staff, the Company has adopted an accounting policy to treat any GILTI inclusions as a period cost when incurred. Thus, for the years ended December 31, 2023, 2022 and 2021, deferred taxes were computed without consideration of the possible future impact of the GILTI provisions, and any current year impact was recorded as part of the current portion of income tax expense.

Equity-Based Compensation

The Company accounts for equity-based compensation expense in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC 718”). Equity instruments are measured at fair value on the grant date consistent with the terms of the award. We use an option pricing model to determine the fair value of stock options on the grant date. The Company has elected to account for forfeitures as they occur. The compensation expense is recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Refer to Note 14. Stock based compensation for additional discussion.

Foreign Currency Transactions

Transactions included in the financial information of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”) and then translated to the U.S. dollar (“the reporting currency”) as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at the average exchange rates occurring during the year-to-date period;

•	the effect of exchange rate changes on cash are reported in each cash flow statement presented; and

•	all resulting exchange differences are recognized as a separate component within Accumulated Other Comprehensive Income (foreign currency translation adjustments).

Research and Development Costs

Research and development costs, including the development costs of new products to be marketed by the Company, are expensed as incurred and included in Selling, general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income. Research and development costs were approximately $3.0 million, $2.5 million and $2.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Stockholders’ Equity

All capital issuances and designations require approval by our Board of Directors. Stockholders are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. As of December 31, 2023 and 2022, there were 15,368,503 shares issued and outstanding. In the event of a liquidation, after payment or provision for payment of all debts and liabilities of the Company, the stockholders are entitled to share ratably in the remaining assets of the Company available for distribution.

Segment Information

The Company operates in one reportable segment as our chief operating decision maker assesses performance and allocates resources based on financial information presented at a consolidated level.

Recent Accounting Pronouncements

Reference Rate Reform (Topic 848). In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In January 2021, FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of ASC 848 and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform. This guidance permits entities to elect certain optional expedients and exceptions when accounting for contract modifications for receivables, debt and leases related to reference rate reform as well as derivative contracts and certain hedging relationships affected by reference rate reform activities under way in global financial markets. ASU 2020-04 is effective for all entities for annual periods beginning after December 15, 2020 through December 31, 2024, at which time transition is expected to be complete.

The Company did not elect any of the related expedients for debt modification. The Company accounted for the amendments to the debt agreement in accordance with debt modification guidance under Accounting Standards Codification 470, Debt (“ASC 470”). The Company will continue to assess the application of the expedients under ASC 848 for future debt amendments.

Credit Losses (Topic 326). In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information. ASU 2016-13 is effective for U.S. Securities and Exchange Commission filers, excluding smaller reporting companies, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance is effective for all other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU No. 2016-13 on January 1, 2023, with no material impact on these Condensed Consolidated Financial Statements.

Segment Reporting (Topic 280). In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280): Measurement of Credit Losses on Financial Instruments. The amendments in this update require a public entity to report, for each reportable segment, a measure of the segment’s profit or loss that its chief operating decision maker (CODM) uses to assess segment performance and make decisions about resource allocation. Although information about a segment’s revenue and measure of profit or loss is disclosed in an entity’s financial statements under the current requirements, there generally is limited information disclosed about a segment’s expenses and, therefore, investors supported enhanced expense disclosures. Accordingly, the ASU requires public entities to provide investors with additional, more detailed information about a reportable segment’s expenses and is intended to improve the disclosures about a public entity’s reportable segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. A public entity should apply the amendments in this ASU 2023-07 retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The company is currently assessing the impact of ASU 2023-07 on its disclosures.

Income Tax Disclosures (ASC 740). In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09 which updated accounting guidance related to income tax disclosures. The updated accounting guidance, among other things, requires additional disclosures primarily related to the tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The company is currently assessing the impact of ASU 2023-09 on its disclosures.

NOTE 3. ACQUISITIONS

The Company consummated the following acquisitions for the years ended December 31, 2023 and 2022.

Downhole Well Solutions, LLC (“DWS”) Acquisition. On May 1, 2023, the Company acquired a 20% equity interest in DWS, via purchasing preferred stock units of DWS, for the purchase price of $17.6 million in cash consideration. Transaction costs recognized in connection with the acquisition were $0.7 million and were capitalized as part of the equity investment. DWS sells drilling equipment and related technology which is complimentary to the Company’s existing product lines. The Company obtained significant influence over DWS through a 20% ownership and one board seat out of three total board seats of representation on the board of directors of DWS. The acquisition was accounted as an equity method investment under Accounting Standards Codification (“ASC”) 323, Investments- Equity Method and Joint Ventures. The cost of the investment is $15.0 million more than the acquired underlying equity in DWS net assets. The difference is attributable to intangible assets of $13.0 million and equity method goodwill of $2.0 million. The difference pertaining to intangible assets will be amortized to Equity method earnings over the remaining useful life of the related asset. For the year ended December 31, 2023, we recorded our proportionate share of DWS’s net income of $3.9 million, adjusted for $1.0 million amortization attributed to intangible assets. DWS distributed $1.3 million of dividends to the Company as of December 31, 2023, which was recorded as a reduction of the carrying value of the equity investment.

Pride Energy Services, LLC (“Pride”) Acquisition. On August 23, 2022, the Company acquired Pride by purchasing all of Pride’s outstanding voting stock. Pride is a leading provider of spooling services and artificial lift logistics in the Permian and Delaware Basins of Texas and New Mexico, the Bakken in North Dakota, and the North Slope of Alaska, expanding the Company’s offering with complimentary services. The acquisition was accounted for as a business combination under ASC 805, Business Combinations (“ASC 805”), with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date. The Company issued 320,820 shares of Common Stock and paid $30.0 million in cash as consideration for the acquisition of Pride stock. Transaction costs recognized in connection with the acquisition were immaterial. Goodwill is primarily attributable to the anticipated synergies expected from the integration of Pride. All Pride goodwill is deductible for tax purposes.

The Company has finalized the allocation of the purchase price to the individual assets acquired and liabilities assumed. The allocation of the purchase price is based on the best estimate of management. To assist management in the allocation, the Company engaged valuation specialists to prepare appraisals. The total purchase price was allocated to net tangible and intangible assets based on their fair values established as of August 23, 2022, as set forth below:

(in thousands)	August 23, 2022
Consideration
Fair value of equity consideration	$10,000
Cash	29,973

Total consideration	39,973

Net assets acquired
Cash	1,059
Accounts Receivable	5,689
Inventory	155
Other current assets	104
Property and equipment	6,851
Intangibles	20,300
Goodwill	7,258
Right of use assets – finance	771
Right of use assets – operating	1,046
Other Long-term assets	24
Accounts payable	(911)
Other current liabilities	(749)
Finance lease liabilities	(495)
Operating lease liability	(1,129)

Fair value of net assets acquired	$39,973

The table below represents the detail of the intangible assets acquired and the respective amortization periods.

Intangible Type	Amortization Period	Value
Customer relationships	7 Years	$18,000
Trade name	10 Years	2,300

Total intangibles acquired		$20,300

Rubicon Oilfield International, LLC (“Rubicon”) Acquisition. On March 10, 2021, the Company acquired Rubicon by purchasing all of Rubicon’s outstanding stock. Rubicon provides products, technologies and technical services for companies in the oil and natural gas industry. The acquisition is considered a business combination under ASC 805, with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date. The Company issued 2,620,303 shares of Common Stock and paid $25.9 million in cash as consideration for the acquisition of Rubicon stock, with an acquisition date fair value of $105.8 million. The total purchase price was allocated to the Company’s acquired net tangible and intangible assets based on their fair values established as of March 10, 2021. The excess of the consideration transferred over the fair value of the net assets acquired was recorded as goodwill of $15.6 million. Goodwill is primarily attributable to economies of scale expected from the integration of Rubicon; substantially all the Rubicon goodwill is not deductible for tax purposes. The Company incurred transaction costs in connection with the acquisition in the amount of $4.8 million, which have been expensed as incurred and recognized in Selling, general, and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income as of the acquisition date.

Applied Oil Tools, LLC (“AOT”) Acquisition. On August 23, 2021, the Company acquired the assets of AOT for cash consideration of $3.7 million. AOT manufactures tools for the oil and natural gas industry. Its product line is considered complementary to the product line acquired through the Rubicon acquisition, and the acquisition included key employees. Under the acquisition method of accounting, the Company was treated as the acquirer, and AOT was treated as the acquired company for financial reporting purposes. The acquisition was recorded as a business combination under ASC 805 with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date. Transaction costs recognized in connection with the acquisition were immaterial. Goodwill is primarily attributable to the anticipated synergies from the integration of AOT; substantially all AOT goodwill is deductible for tax purposes. The total purchase price was allocated to the Company’s acquired net tangible and intangible assets based on their fair values established as of August 23, 2021.

Refer to Note 7. Intangible Assets and Goodwill for further discussion of accounting treatment for goodwill and other intangible assets recognized from these acquisitions.

Pro Forma Results (Unaudited). The following unaudited supplemental pro forma financial information presents the Company’s results as though the Pride and Rubicon acquisitions had occurred on January 1, 2021.

	Year Ended December 31,
(in thousands)	2022	2021
Revenues	$486,226	$325,116
Net income (loss)	$63,491	$(8,258)

Pro forma net income has been adjusted to reflect additional amortization expense from the acquired intangibles, elimination of historical interest expense associated with the historical indebtedness of the acquired entities, additional interest expense related to debt that would have been incurred if the borrowing to finance the purchase price for the acquisitions had occurred on January 1, 2021, non-recurring costs incurred related to the purchase transactions, and the tax-related effects as though the acquisitions had occurred on January 1, 2021. It was deemed impracticable to present revenues and earnings since the date of the acquisitions of these acquired entities in the Consolidated Statements of Operations and Comprehensive Income for the twelve months ended December 31, 2023, 2022 and 2021, as upon the acquisition dates, both acquired entities were integrated into the Company’s business operations and financial systems, and therefore are not separately identifiable.

The unaudited supplemental pro forma financial information does not include any incremental cost savings that may result from the integration. The unaudited supplemental pro forma financial information is for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s results actually would have been had the acquisitions been completed as of the beginning of the periods as indicated. In addition, the unaudited pro forma information does not purport to project the future results of the combined company.

NOTE 4. REVENUE

Revenue is recognized as, or when, the performance obligations are satisfied by transferring control of a service or product to the customer. The Company generates revenue primarily from three revenue streams: (i) product revenues, (ii) service revenues; and (iii) rental revenues. We sell or rent our products and provide services primarily in onshore U.S. and Canadian markets (“NAM”) and in international and offshore markets (“International and Offshore”). We attribute rental and service revenue to the country in which the rental or service was performed, while we attribute product sales revenue to the country to which the product was shipped. The Company has elected the practical expedient to expense commissions since the amortization period associated with the asset that would have been recognized for each order is one year or less. Rental revenue, as presented in the table below, is accounted for under the lease guidance according to ASC 842 and recognized ratably over the term of the lease.

From time to time, we may enter into contracts that contain multiple performance obligations, such as work orders containing a combination of product sales, equipment rentals and contract labor services. For these arrangements, we allocate the transaction price to each performance obligation identified in the contract based on relative standalone selling prices and recognize the related revenue as control of each individual product or service is transferred to the customer, in satisfaction of the corresponding performance obligations.

The following table presents our revenues disaggregated by category and by geography:

	Year Ended December 31, 2023			Year Ended December 31, 2022			Year Ended December 31, 2021
(in thousands)	NAM	INTL & Offshore	Total	NAM	INTL & Offshore	Total	NAM	INTL & Offshore	Total
Product revenues	$297,176	$163,626	$460,802	$285,722	$116,297	$402,019	$182,167	$73,302	$255,469
Service revenues	58,100	5,291	63,391	31,653	1,866	33,519	17,117	1,850	18,967
Rental revenues	10,839	20,507	31,346	12,372	19,279	31,651	7,800	12,605	20,405

Total revenues	$366,115	$189,424	$555,539	$329,747	$137,442	$467,189	$207,084	$87,757	$294,841

NOTE 5. INVENTORY

Inventories, net of reserves of $21.8 million and $22.6 million in 2023 and 2022, respectively, is as follows:

	Year Ended December 31,
(in thousands)	2023	2022
Raw materials	$4,329	$1,204
Work in progress	4,368	3,904
Finished goods	132,491	131,547

Total Inventory, Net	$141,188	$136,655

NOTE 6. PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31, 2023 and 2022 is as follows:

	Year Ended December 31,
(in thousands)	2023	2022
Land	$1,832	$1,889
Buildings, building improvements and leasehold improvements	19,481	15,321
Manufacturing machinery and equipment	35,669	33,706
Rental tools	24,444	24,290
Furniture and fixtures	723	764
Computer software	930	819
Vehicles	13,451	13,890
Right of use leases – finance	16,588	10,847

Total Property and equipment	113,118	101,526
Accumulated depreciation and amortization	(60,694)	(55,486)

Net Property and equipment	$52,424	$46,040

The amortization expense for the right of use finance lease assets is $4.1 million, $2.1 million and zero for the year ended December 31, 2023, 2022 and 2021, respectively. Refer to Note 11. Leases for further details.

In 2022, the Company abandoned a building and determined the carrying value of the building was not recoverable and exceeded its fair value. The Company measured the impairment loss by comparing the book value with the current third-party quoted market price, resulting in $1.0 million impairment loss for the year ended December 31, 2022, in Selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. In 2023, the company received an updated third-party quoted market price for the abandoned building, resulting in an additional $0.3 million impairment loss for the year ended December 31, 2023. Fair value measurement of the building is considered Level 1, as a market pricing for this asset was obtained. For the year ended December 31, 2021, no impairment loss was recorded.

NOTE 7. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets. A summary of intangible assets as of December 31, 2023 and 2022 is as follows.

	December 31, 2023
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$78,166	$(38,511)	$39,655
Non-compete agreements	500	(321)	179
Trade names	10,980	(9,006)	1,974
Technology, Patents, and Other	26,133	(26,133)	—

Total	$115,779	$(73,971)	$41,808

	December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$78,166	$(30,785)	$47,381
Non-compete agreements	500	(250)	250
Trade names	10,980	(8,776)	2,204
Technology, Patents, and Other	27,512	(27,512)	—

Total	$117,158	$(67,323)	$49,835

Amortization expense on intangible assets for the years ended December 31, 2023, 2022 and 2021 was $8.0 million, $6.6 million and $5.3 million, respectively.

See below for estimated future amortization expenses:

Year	(in thousands)
2024	$8,028
2025	8,028
2026	6,552
2027	4,983
2028	4,983

Thereafter	$9,234

The weighted-average amortization period for intangible assets subject to amortization was 3.7 years and 3.9 years as of December 31, 2023 and 2022, respectively. The average remaining useful life period is three years for customer relationships, two years for non-compete agreements, and five years for trade names and zero years for technology, patents and other as of December 31, 2023.

Impairment. We analyzed definite lived intangible assets for impairment as of December 31, 2023, 2022 and 2021, in accordance with Accounting Standards Codification 360 Property, Plant, and Equipment, noting no impairment indicators were present. We analyzed goodwill for impairment as of December 31, 2023, 2022 and 2021, in accordance with Accounting Standards Codification 350 Intangibles—Goodwill and Other, noting no impairment indicators were present. For our annual goodwill impairment test as of December 31, 2023, 2022 and 2021, we performed a qualitative assessment to determine if it was more likely than not (that is, a likelihood of more than 50 percent) that the fair value of our reporting unit was less than its carrying value as of the test date. We evaluated events and circumstances since the date of our last quantitative or qualitative assessment, including macroeconomic conditions, industry and market conditions, and our overall financial performance, and it was determined that the reporting unit fair value was, more likely than not, greater than the carrying amount. Therefore, no impairment charges were recorded related to goodwill for the years ended December 31, 2023, 2022 and 2021. We will continue to evaluate our goodwill and definite lived assets for potential triggering events as conditions warrant.

The following table presents a roll-forward of goodwill for the years ended December 31, 2023, 2022 and 2021:

(in thousands)	Goodwill, Gross	Accumulated Impairment	Goodwill, Net
Balance at December 31, 2021	$87,178	$(70,504)	$16,674

Additions	7,258	—	7,258

Balance at December 31, 2022	$94,436	$(70,504)	$23,932

Additions	—	—	—

Balance at December 31, 2023	$94,436	$(70,504)	$23,932

NOTE 8. PREPAIDS AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of December 31, 2023 and 2022:

(in thousands)	Year Ended December 31,
	2023	2022
Prepaid expenses	$3,065	$3,071
Current deposits	9,521	5,158
Tax receivables	3,781	2,484
Other current assets	4,951	2,853

Total	$21,318	$13,566

NOTE 9. DEBT

Current and long-term debt obligations consisted of the following as of December 31, 2023 and 2022:

(in thousands)	December 31,
	2023	2022
Current portion of long-term debt and finance lease obligations:
Term loan	$5,000	$5,000
Finance lease obligations	4,824	3,196

Total current portion of long-term debt and finance lease obligations	9,824	8,196

Long-term debt and finance lease obligations:
Term loan	12,711	18,111
Revolving credit facility	23,200	47,000
Subordinated notes	—	11,893
Finance lease obligations	5,319	4,522

Total long-term debt and finance lease obligations	41,230	81,526
Less: debt issuance costs, net	(664)	(603)

Total long-term portion of debt and finance lease obligations, net	40,566	80,923

Total debt and finance lease obligations, net	$50,390	$89,119

Term Loan and Revolving Credit Facility

The Company’s Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement (as amended, the “Second A&R Credit Agreement”) dated June 10, 2022, governs separate debt facilities referred to as the Term Loan and the Revolving Credit Facility. The Second A&R Credit Agreement also includes additional borrowing capacities, including swing loans and letters of credit, which the Company has not utilized. The original Amended and Restated Revolving Credit Facility, Term Loan and Guaranty and Security Agreement (as amended prior to the Second A&R Credit Agreement, the “A&R Credit Agreement”) was dated June 10, 2019. The Second A&R Credit Agreement defines the Company as the borrower and PNC Bank, National Association (“PNC”) as the agent. The Term Loan and the Revolving Credit Facility are secured by substantially all of the assets of the Company and certain of its subsidiaries, subject to certain customary exclusions.

Debt Modifications. In November 2020, the Company entered into the Fourth Amendment to the A&R Credit Agreement (the “Fourth Amendment”), which became effective upon the closing of the Rubicon acquisition in March 2021, refer to Note 3. Acquisitions. The Fourth Amendment included lender approval for the Rubicon acquisition as well as modifications to require quarterly principal payments on the Term Loan of $1.0 million on the first day of each quarter, commencing December 31, 2021, followed by a final payment of all unpaid principal and accrued and unpaid interest on the then-maturity date of June 10, 2022. As of December 31, 2021, the A&R Credit Agreement was composed of a $90.0 million Revolving Credit Facility, $20.0 million uncommitted accordion feature on the Revolving Credit Facility and $20.0 million Term Loan.

The Second A&R Credit Agreement includes modifications to the definition of EBITDA and the applicable interest rate and an extension of the maturity date to June 10, 2026. The Second A&R Credit Agreement was composed of a $90.0 million Revolving Credit Facility, $20.0 million uncommitted accordion feature on the Revolving Credit Facility and $24.4 million Term Loan. The Second A&R Credit Agreement requires the Company to make quarterly principal payments on the Term Loan of $1.25 million on the first day of each quarter, commencing October 1, 2022, followed by a final payment of all unpaid principal and accrued and unpaid interest on the maturity date.

In November 2022, the Company entered into the First Amendment to the Second A&R Credit Agreement (the “First Amendment”), which includes approval for the Pride acquisition in August of 2022. No other modifications were included in the First Amendment.

In April 2023, the Company entered into the Second Amendment to the Second A&R Credit Agreement (the “Second Amendment”), which includes approval for the DWS acquisition in May of 2023. Refer to Note 3. Acquisitions for discussion of the Pride and DWS acquisitions. The Second Amendment included increased borrowing availability of the Revolving Credit Facility to $110.0 million, increased borrowing availability of the Term Loan to $25.0 million, and a requirement for the Company to maintain $15.0 million of Revolving Credit Facility availability at closing of the DWS transaction.

In December 2023, the Company entered into the Third Amendment to the Second A&R Credit Agreement (the “Third Amendment”), in which the lenders consented and agreed to the repayment in full of the Subordinated Notes prior to the maturity date. As of December 31, 2023, borrowing capacity available on the Revolving Credit Facility was $85.5 million.

We performed a debt modification analysis in accordance with ASC 470 and concluded that the modifications align with modification accounting. There is no gain or loss resulting from the Second A&R Credit Agreement. We were in compliance with our debt covenants at December 31, 2023 and 2022.

Interest Expense. Interest expense for the A&R Agreement and the Second A&R Credit Agreement is calculated based on fixed and floating rate components, displayed below:

Agreement Version:	A&R Credit Agreement (2021)	Second A&R Credit Agreement
Credit Facility	LIBOR* + 3.00%	SOFR** + 1.75%
Term Loan	LIBOR*+3.25%	SOFR** + 2.00%

(Note: *London Interbank Offered Rate; ** Secured Overnight Financing Rate.)

For the years ended December 31, 2023, 2022 and 2021, the Company’s effective interest rate on the term loan was approximately 7.61%, 4.79% and 5.59%, respectively, and the effective interest rate on the revolving line of credit was approximately 9.56%, 7.28% and 5.76%, respectively. The Company has no capitalized interest for the years ended December 31, 2023, 2022 and 2021.

Subordinated Debt

On June 10, 2019, in conjunction with multiple acquisitions, the Company issued subordinated notes totaling approximately $11.9 million (collectively, the “Subordinated Notes”) payable to the sellers as part of the consideration paid by the Company for the acquired assets. In connection with the December 2023 Third Amendment to the Credit Agreement, the lenders consented and agreed to the repayment in full of the Subordinated Notes prior to the maturity date notwithstanding anything to the contrary in the Subordination Agreements, and each such Subordinated Note was repaid in full in December 2023.

Maturities of Debt

Future contractual maturities of long-term debt, excluding finance leases, are as follows:

(in thousands)
2024	$5,000
2025	5,000
2026	30,911
2027	—
2028	—

Total	$40,911

NOTE 10. ACCRUED EXPENSES

A summary of other accrued liabilities as of December 31, 2023 and 2022 is as follows:

	December 31,
(in thousands)	2023	2022
Payroll and other compensation expenses	$17,748	$15,315
Property, sales and other non-income related taxes	5,772	5,103
Accrued commission	759	914
Income taxes	1,982	165
Accrued interest	380	619
Other accrued liabilities	2,095	2,349

Total	$28,736	$24,465

NOTE 11. LEASES

On January 1, 2022, the Company adopted ASC 842 using the modified retrospective transition method. Results for the reporting period beginning January 1, 2022 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with our historical accounting under ASC 840.

The Company leases vehicles, office space, and manufacturing equipment under operating and finance leases expiring in various years. In addition, the Company has generated sublease income for when the Company acts as lessor. Total lease expense was $14.9 million and $10.6 million for the years ended December 31, 2023, and 2022, respectively.

Financial and other supplemental information related to our operating and finance leases is as follows:

	For The Twelve Months Ended December 31,
(in thousands)	2023	2022
Finance lease – amortization of right of use assets	$4,116	$2,110
Finance lease – interest on lease liabilities	453	170
Operating lease cost	9,003	7,333
Variable lease cost	1,781	1,778
Short-term lease cost	100	52
Sublease income	(529)	(874)

Total	$14,924	$10,569

	2023	2022
Weighted average remaining lease term:
Operating leases	6.27 years	5.13 years
Finance leases	2.24 years	2.50 years
Weighted average discount rate:
Operating leases	5.27%	3.46%
Finance leases	6.20%	5.04%

	For The Twelve Months Ended December 31,
(in thousands)	2023	2022
Lease obligations obtained in exchange for lease assets
Operating leases	$13,138	$6,431
Finance leases	6,369	6,003
Cash payments on leases
Operating leases	$8,251	$8,088
Finance leases	4,278	2,432

Future minimum non-cancelable operating and finance leases mature as follows:

	Leases
(in thousands)	Finance	Operating	Total
2024	$5,302	$8,850	$14,152
2025	3,960	6,903	10,863
2026	1,584	5,809	7,393
2027	26	4,872	4,898
2028	1	3,768	3,769
Thereafter	—	11,159	11,159

Subtotal	10,873	41,361	52,234
Less: amounts representing interest*	(730)	(6,844)	(7,574)

Present value of payments	$10,143	$34,517	$44,660

* Interest rates range from 0.86% - 7.79%

The Company acts as a lessor where it leases Rental tools to customers on a short-term basis. Rental tools are included within Property and equipment, net on the Consolidated Balance Sheets. Refer to Note 6. Property and Equipment for additional details. We recognize revenue from rental payments. Refer to Note 2. Summary of Significant Accounting Policies and Note 4. Revenue for additional details.

NOTE 12. INCOME TAXES

The components of income (loss) before income taxes are as follows:

	Years Ended December 31,
(in thousands)	2023	2022	2021
U.S. Federal	$93,357	$65,899	$15,936
Foreign	1,009	7,030	(2,241)

Income (loss) before taxes	$94,366	$72,929	$13,695

The components of income tax expense (benefit) are as follows:

	Years Ended December 31,
(in thousands)	2023	2022	2021
Current tax expense
U.S. Federal	$25,975	$13,730	$1,768
Foreign	1,871	2,632	2,074

Total current	$27,846	$16,362	$3,842
Deferred tax expense (benefit)
U.S Federal	$(7,941)	$(6,711)	$—
Foreign	535	—	—

Total deferred	(7,406)	(6,711)	—

Total income taxes	$20,440	$9,651	$3,842

The reconciliation of income tax expense (benefit) computed using the US statutory income tax rate of 21% to the actual income tax expense and resulting effective tax rate is as follows:

	Years Ended December 31,
(in thousands)	2023	2022	2021
U.S. statutory income tax rate	$19,817	$15,295	$2,876
Increase (decrease) in income taxes resulting from:
Nondeductible expenses	258	160	109
Global intangible low-taxed income (GILTI) and foreign derived intangible income	(1,420)	(109)	1,040
Dividends received deduction	(1,570)	(2,115)	—
Research & development credit	(407)	(329)	(426)
Valuation allowance	(1,495)	(8,459)	(1,980)
State taxes	2,650	1,458	1,513
Prior year true up	853	1,690	482
Foreign rate differential	1,990	1,198	(329)
Foreign withholding tax	(236)	816	704
Other	—	46	(147)

Effective income tax expense	20,440	9,651	3,842

Effective income tax rate	21.7%	13.2%	28.1%

We recorded a tax expense of $20.4 million, $9.7 million and $3.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. For the years ended December 31, 2023, 2022 and 2021, our effective tax rate was 21.7%, 13.2% and 28.1%, respectively.

As of December 31, 2023, the Company had federal net operating losses of $149.2 million which are limited under Section 382 of the Internal Revenue Code (“IRS”). Of the federal net operating losses, $75.5 million are set to begin expiring in 2030 if unused and $73.4 million are available to be carried forward indefinitely. The Company also had $66 million of foreign net operating losses generally expiring within 10 or 20 years from the year of generation and $51.6 million in state net operating loss carryforwards beginning to expire in 2025.

	Year Ended December 31,
(in thousands)	2023	2022
Deferred income tax assets:
Impairment and excess amortization of intangible assets	$4,768	$7,567
Uniform capitalization of inventory	4,283	3,092
Inventory reserves	4,796	7,684
Net operating loss carryforward	49,208	37,322
Lease liability	7,733	4,457
Other	5,774	3,985

Total deferred income tax assets	76,562	64,107

Valuation Allowance	(46,886)	(46,466)

Total Deferred Tax Assets (Net)	29,676	17,641
Deferred tax liability:
Property and equipment	(4,607)	(4,616)
Withholding tax	(726)	(1,520)
GAAP to STAT Deferred	(2,903)	—
Right of use asset	(7,423)	(4,794)

Total deferred tax liabilities	(15,659)	(10,930)

Net deferred income tax asset (liability)	$14,017	$6,711

As of each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2023, it was determined that there is sufficient positive evidence to conclude that it is more likely than not that $14.1 million of deferred taxes are realizable. The valuation allowance was $46.9 million and $46.5 million at December 31, 2023 and December 31, 2022 respectively. The change in valuation allowance of $0.4 million included $1.9 million related to the state provision. As of December 31, 2023, the 2022, 2021, and 2020 federal income tax returns remain open for examination. The foreign and state statute of limitations vary per jurisdiction but are generally open after 2019.

The Company has not recorded any uncertain tax position. The Inflation Reduction Act (“IRA”) was signed into law in August 2022. The Company has evaluated the provisions of the IRA and does not expect any material impact to its consolidated provision for income taxes.

NOTE 13. EARNINGS PER SHARE

Basic earnings per share of Common Stock is calculated by dividing the net income attributable to the Company during the period by the weighted average number of shares of Common Stock outstanding during the same period. Diluted earnings per share, if dilutive, includes the incremental effect of issuable shares from stock awards, as determined using the treasury stock method.

The following table summarizes the basic and diluted earnings per share calculations:

	Year Ended December 31,
	2023	2022	2021
Numerator:
Net income (in thousands)	$73,926	$63,278	$9,853
Denominator:

Basic weighted average number of shares outstanding	15,368,503	15,175,591	14,589,591
Dilutive effect of equity awards	700,568	448,537	—

Diluted weighted average number of shares	16,069,071	15,624,128	14,589,591

Income per share:
Basic	$4.81	$4.17	$0.68

Diluted	$4.60	$4.05	$0.68

Potentially dilutive shares excluded as anti-dilutive	716,069	814,459	1,221,596

NOTE 14. STOCK BASED COMPENSATION

Equity Incentive Plan

We maintain a single equity incentive plan, the 2016 Equity Incentive Plan (the “2016 Plan”), for the benefit of our employees, directors and other service providers. The following is a summary of certain features of the 2016 Plan.

2016 Plan. The 2016 Plan provides for awards of stock options, restricted stock awards, bonus stock, and other awards. Awards under the 2016 Plan may be granted to any employee, non-employee director, consultant, or other personal service provider to the Company or any of our subsidiaries. The 2016 Plan is administered by a plan administrator, which is our Board of Directors. The 2016 Plan was established with the authorization for grants of up to 819,302 shares of authorized but unissued shares of Common Stock. The 2016 Plan has been amended in 2018, 2019, 2020, and 2023 to increase the number of shares available under the 2016 Plan. As of December 31, 2023, the number of shares authorized under the plan is 2,000,000. The total number of shares available for future issuance under the 2016 Plan is 583,363 shares as of December 31, 2023. The awards typically vest for both employees and non-employees over a three or four-year service period. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for awards expected to ultimately vest for both employee and non-employee awards. New shares of common stock will be issued for employee stock option exercises.

The total amount of stock-based compensation expense recorded was $2.0 million, $0.9 million, and $0.7 million for the years ended December 31, 2023, 2022, and 2021 respectively. Total stock based compensation for all types of awards is as follows:

	Year Ended December 31,
	2023	2022	2021
Restricted stock units	1,205	—	—
Stock options	757	907	703

Total stock based compensation expense	1,962	907	703

Restricted Stock and Restricted Stock Units

The Company may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider (as defined in the 2016 Plan), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant (as defined in the 2016 Plan) (or to require forfeiture of such shares if issued at no cost) in the event that conditions specified by the Administrator (as defined in the 2016 Plan) in the applicable Award Agreement are not satisfied prior to the end of the applicable restriction period or periods established by the Administrator for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units (as defined in the 2016 Plan), which may be subject to vesting and forfeiture conditions during applicable restriction period or periods, as set forth in an applicable Award Agreement.

During the twelve months ended December 31, 2023, we granted 156,609 equity-classified restricted stock units (“RSUs”), with a weighted average grant date fair value of $31.17. For the twelve months ended December 31, 2022 and 2021, no RSUs were granted. When the RSUs are originally granted to employees or non-employee directors, they are valued at fair value on the date of grant. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for awards expected to ultimately vest for both employee and non-employee awards. No RSUs vested during the twelve months ended December 31, 2023 and no bonus stock or other stock awards were issued or outstanding for the periods ended December, 2023, 2022, or 2021, respectively. Activity related to our restricted stock units is as follows:

	Number of Restricted Stock Units	Weighted- Average Grant Date Fair Value per Stock Unit
Restricted stock, December 31, 2022	—	—

Granted	156,609	31.17
Vested	—	—
Forfeited	—	—

Restricted stock, December 31, 2023	$156,609	31.17

The grant date fair value of the non-vested restricted stock units granted during the years ended December 31, 2023 was $4.9 million. As of December 31, 2023, we expect $3.7 million of unrecognized compensation cost related to our restricted stock unit grants to be recognized over the weighted–average period of 3.0 years.

Stock Options

Stock options granted under the 2016 Plan generally vest annually in equal increments over four years and have a ten-year term.

Determining fair market value. We estimated the fair value of each option grant using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires estimates of key assumptions based on both historical information and management judgment regarding market factors and trends. Determining the appropriate fair value model and calculating the fair value of options requires the input of highly subjective assumptions, including the expected volatility of the price of our stock, the risk-free rate, the expected term of the options and the expected dividend yield of our Common Stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

•	Expected volatility: 60%—We estimated our expected volatility by using the historical volatilities of our peer group of public companies.

•

Risk-free interest rate: The risk-free interest rates for options granted are based on the constant maturity Treasury bond rates whose term is consistent with the expected life of an option from the date of grant.

•	Expected term: 4 Years—We based our expected term for awards issued to employees on the vesting period for the option.

•	Expected dividend yield: 0%—We do not anticipate paying cash dividends on our shares of Common Stock; therefore, the expected dividend yield is assumed to be zero.

•

Weighted average estimated fair value per award: Using the Black-Scholes option-pricing model the estimated fair value for the awards granted in 2023, 2022 and 2021 were $11.97, $10.17 and $6.68, respectively.

During the years ended December 31, 2023, 2022, and 2021 a total of 415,000, 60,500, and 321,950 options were granted with a weighted average grant date fair value of $5.0 million, $0.6 million, and $2.2 million, respectively. For the year ended December 31, 2023 a total of 417,968 options were forfeited with a weighted average grant date fair value of $5.0 million.

During the year ended December 31, 2023 a total of 102,056 options vested during the year with a fair market value of $0.8 million, or $8.04 per stock option. During the year ended December 31, 2022 a total of 146,975 options vested during the year with a fair market value of $1.3 million, or $9.07 per stock option. During the year ended December 31, 2021 a total of 73,250 options vested during the year with a fair value of $1.3 million, or $18.27 per stock option. As of December 31, 2023, the Company expects to record stock option compensation expense of $1.3 million over the remaining vesting term of 3.0 years. Compensation expense is recognized on a straight-line basis over the service period, future grants will result in additional compensation expense.

The following table summarizes stock option activity during the year ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
	(In thousands, except exercise price amounts)
Outstanding, beginning of year	1,262,996	$16.48	1,221,596	$16.33	982,228	$14.09
Granted	415,000	30.92	60,500	31.17	321,950	21.00
Exercised	—	—	—	—	—	—
Forfeited	(417,968)	30.84	(19,100)	23.66	(82,582)	15.77
Expired	—	—	—	—	—	—
Outstanding, end of year(1)	1,260,028	16.41	1,262,996	16.48	1,221,596	16.33

Expected to vest	148,619	23.27	254,719	23.09	356,599	21.48

Exercisable, end of year(2)	1,111,409	15.50	1,008,277	14.73	864,997	13.52

(1)	As of December 31, 2023, options outstanding had a weighted average remaining contractual life of 4.7 years and aggregate intrinsic value of $18.6 million.
(2)	As of December 31, 2023, options exercisable had a weighted average remaining contractual life of 4.3 years and aggregate intrinsic value of $17.4 million.

Other Stock Based Awards

Other Stock-Based Awards (as defined in the 2016 Plan) may be granted to Participants, including, without limitation, Awards entitling Participants to receive shares of Common Stock to be delivered in the future. Such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the 2016 Plan, as stand-alone payments and/or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of Common Stock, cash or other property, as the Administrator shall determine. Subject to the provisions of the 2016 Plan, the Administrator shall determine the terms and conditions of each Other Stock-Based Award, including any purchase price, transfer restrictions, vesting conditions and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement. For the years ended December 31, 2023, 2022 and 2021, there were no other stock based awards issued, and no other stock based awards outstanding as of December 31, 2023, 2022 and 2021.

NOTE 15. RELATED PARTY TRANSACTIONS

Related parties include key management personnel having authority and responsibility for planning, directing, and monitoring the activities of the Company directly or indirectly and their close family members. In the normal course of business, the Company from time to time receives services from, or sells products to, related parties, in transactions that are either not material or are approved in accordance with our Related Party Transaction Approval Policy.

The Company makes regular purchases from vendors that are related parties. The purchases are carried out in the normal course of business. The total of such purchases were $1.7 million, $0.6 million and $0.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. In October 2023, we added a new member to our Board of Directors who is an executive of Pioneer Natural Resources, Inc. (“Pioneer”), which is an established customer of Innovex. Total revenue earned from Pioneer for the year ended December 31, 2023 was $9.1 million, and the outstanding accounts receivable, net due from Pioneer as of December 31, 2023 was $1.5 million.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

On July 1, 2022, the Company entered into a supply agreement (the “Supply Agreement”) with SCF Machining Corporation (“SCF”), a manufacturing company in Vietnam. Under the Supply Agreement, subject to certain terms and conditions, the Company agreed to a minimum annual purchase commitment of $10 million USD for the manufacturing and machining of oilfield parts for three years starting on the date of first purchase, which was in January of 2023. The Company’s total remaining purchase commitment under the Supply Agreement until January 2026 is approximately $21.2 million.

Litigation

The Company is party to various legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss with respect to any currently pending legal proceeding is remote. As such, the Company did not record a reserve for litigation as of December 31, 2023, 2022 or 2021, respectively.

NOTE 17. SUBSEQUENT EVENTS

On March 18, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dril-Quip, Inc., a Delaware corporation (“Dril-Quip”), Ironman Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Dril-Quip, and DQ Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Dril-Quip, Upon consummation of the transactions contemplated by the Merger Agreement, we expect current Dril-Quip shareholders will own approximately 52% of the Combined Company (as defined below) and current shareholders of the Company will own approximately 48% of the Combined Company. Following the transactions, the name of the surviving entity will be changed to Innovex International, Inc. (the “Combined Company”), and its common stock will remain listed on the New York Stock Exchange.

The transaction has been approved by the boards of directors of Innovex and Dril-Quip and is expected to close in the third quarter of 2024. The closing of the transaction is subject to closing conditions including, among others, regulatory approval and approval by Dril-Quip’s stockholders.

Subsequent events have been updated through April 2, 2024, the date on which these Consolidated Financial Statements were available to be issued.

Innovex Downhole Solutions, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and par value amounts)

(Unaudited)

	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and restricted cash	$7,635	$7,406
Accounts receivable, net	121,339	118,360
Inventory	144,466	141,188
Prepaid expenses and other current assets	20,992	21,318

Total current assets	294,432	288,272

Noncurrent assets
Property and equipment, net	55,485	52,424
Right of use assets – operating	30,895	32,673
Goodwill	23,932	23,932
Intangibles, net	39,801	41,808
Deferred tax asset, net	14,694	14,017
Equity method investment	19,435	20,025
Other long-term assets	2,140	2,149

Total noncurrent assets	186,382	187,028

Total assets	$480,814	$475,300

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$36,149	$32,035
Operating lease liabilities	7,162	7,358
Accrued expenses	23,853	28,736
Other current liabilities	552	670
Current portion of long-term debt and finance lease obligations	10,482	9,824

Total current liabilities	78,198	78,623

Noncurrent liabilities
Long-term debt and finance lease obligations	32,760	40,566
Operating lease liabilities	25,522	27,159
Other long-term liabilities	29	31

Total noncurrent liabilities	58,311	67,756

Total liabilities	$136,509	$146,379

Commitments and contingencies (Note 15)
Stockholders’ equity
Common stock, $0.01 par value, 20,000,000 shares authorized at March 31, 2024 and December 31, 2023; 15,393,464 and 15,368,503 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	$154	$154
Additional paid-in capital	180,785	180,788
Accumulated other comprehensive income	1,041	2,071
Retained earnings	162,325	145,908

Total stockholders’ equity	$344,305	$328,921

Total liabilities and stockholders’ equity	$480,814	$475,300

The accompanying notes are an integral part of these condensed consolidated financial statements.

Innovex Downhole Solutions, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

(in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2024	2023
Revenues	$127,997	$135,622
Cost of sales, exclusive of depreciation and amortization (Inclusive of $366 and $216 related party expense, respectively)	78,907	89,514
Selling, general and administrative expenses	22,110	18,471
(Gain)/loss on sale of assets	(124)	(108)
Depreciation	2,786	3,373
Amortization	2,007	2,007

Income from operations	22,311	22,365
Interest expense	719	1,262
Other expense, net	520	723
Equity method earnings	468	—

Income before income taxes	21,540	20,380
Income tax expense, net	5,123	854

Net income	16,417	19,526

Foreign currency translation adjustment	1,030	537

Comprehensive income	$17,447	$20,063

Earnings per common share
Basic	$1.07	$1.27
Diluted	$1.02	$1.23
Weighted average common shares outstanding
Basic	15,393,190	15,368,503
Diluted	16,046,397	15,828,343

The accompanying notes are an integral part of these condensed consolidated financial statements.

Innovex Downhole Solutions, Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share amounts)

(Unaudited)

	Common Stock
	Shares	$ Amount	Additional Paid-in Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
For the Quarter Ended March 31, 2023
Balance at December 31, 2022	15,368,503	$154	$178,826	$71,982	$318	$251,280
Equity award vestings	—	—	—	—	—	—
Shares withheld related to net settlement of equity awards	—	—	—	—	—	—
Stock based compensation	—	—	502	—	—	502
Foreign currency translation adjustment	—	—	—	—	(537)	(537)
Net income	—	—	—	19,526	—	19,526

Balance at March 31, 2023	15,368,503	154	179,328	91,508	(219)	270,771

For the Quarter Ended March 31, 2024
Balance at December 31, 2023	15,368,503	$154	$180,788	$145,908	$2,071	$328,921
Equity award vestings	38,403	—	—	—	—	—
Shares withheld related to net settlement of equity awards	(13,442)	—	(471)	—	—	(471)
Stock based compensation	—	—	468	—	—	468
Foreign currency translation adjustment	—	—	—	—	(1,030)	(1,030)
Net income	—	—	—	16,417	—	16,417

Balance at March 31, 2024	15,393,464	154	180,785	162,325	1,041	344,305

The accompanying notes are an integral part of these condensed consolidated financial statements.

Innovex Downhole Solutions, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities
Net income	$16,417	$19,526
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,793	5,380
Deferred financing fees amortization	93	58
Amortization of operating lease ROU asset	1,894	1,827
Stock based compensation	468	502
(Gains)/loss on sale of property and equipment	(124)	(108)
(Gains)/loss on lease termination	(243)	(18)
Deferred tax asset, net	96	(5,094)
Equity earnings - net of dividends	590	—
Changes in operating assets and liabilities, net of amounts related to acquisitions:
Accounts receivable	(3,088)	(4,713)
Inventories	(3,278)	(6,734)
Prepaid expenses and other current assets	326	(2,526)
Other long-term assets	9	(2,998)
Accounts payable	4,114	6,567
Accrued expenses and other current liabilities	(5,774)	(992)
Other operating assets and liabilities, net	(3,688)	(2,430)

Net cash provided by operating activities	12,605	8,247

Cash flows from investing activities
Capital Expenditures	(2,422)	(1,990)
Proceeds from sale of property and equipment	194	178

Net cash used in investing activities	(2,228)	(1,812)

Cash flows from financing activities
Deferred debt issuance cost	—	113
Revolving credit facility borrowings	41,550	50,750
Revolving credit facility payments	(48,750)	(56,000)
Term loan payments	(1,250)	(1,250)
Payments on finance leases	(1,336)	(871)
Taxes paid related to net share settlement of equity awards	(471)	—

Net cash used in financing activities	(10,257)	(7,258)

Effect of exchange rate changes	109	37
Net change in cash and restricted cash	229	(786)
Cash and restricted cash beginning of period	7,406	8,416

Cash and restricted cash end of period	$7,635	$7,630

Supplemental cash flow information:
Cash paid for interest	$727	$1,220
Cash paid (received) for income taxes	$(108)	$38

The accompanying notes are an integral part of these condensed consolidated financial statements.

Innovex Downhole Solutions, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1. SUMMARY OF BUSINESS

Description of Business

Innovex Downhole Solutions, Inc. (“Innovex”, the “Company”, “we”, “us” and “our”) was incorporated as a Delaware corporation on September 15, 2016 and named IC Granite Holdings, Inc. at the time of incorporation. On October 13, 2016 the Company’s name was changed to Innovex Downhole Solutions, Inc. The Company’s corporate office is located in Humble, Texas.

Innovex designs, manufactures, sells and rents a broad suite of well-centric, engineered products to the global oil and natural gas industry. Our products are sold and rented to international oil companies, national oil companies, independent exploration and production companies and multinational service companies. The products we provide have applications across the well lifecycle for both onshore and offshore oil and natural gas wells, including well construction, well completion, and well production and intervention applications.

Basis of Presentation

The accompanying Condensed Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”) for interim financial information. The Condensed Consolidated Financial Statements include the accounts of our subsidiaries where we have control over operating and financial policies. Investments in unconsolidated affiliates, in which the Company can exercise significant influence, but does not own a controlling financial interest, are accounted for using the equity method. These Condensed Consolidated Financial Statements should be read in conjunction with our financial statements and related notes thereto for the year ended December 31, 2023 (“Annual Report”). In the opinion of management, these Condensed Consolidated Financial Statements reflect all normal, recurring adjustments necessary for a fair statement of the interim periods presented. The results of operations for interim periods are not necessarily indicative of those for a full year. All intercompany accounts and transactions have been eliminated for purposes of preparing these Condensed Consolidated Financial Statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are described in “Note 2. Summary of Significant Accounting Policies” in our Annual Report.

Recent Accounting Pronouncements

Reference Rate Reform (Topic 848). In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In January 2021, FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of ASC 848 and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform. This guidance permits entities to elect certain optional expedients and exceptions when accounting for contract modifications for receivables, debt and leases related to reference rate reform as well as derivative contracts and certain hedging relationships affected by reference rate reform activities under way in global financial markets. ASU 2020-04 is effective for all entities for annual periods beginning after December 15, 2020 through December 31, 2024, at which time transition is expected to be complete.

The Company did not elect any of the related expedients for debt modification. The Company accounted for the amendments to the debt agreement in accordance with debt modification guidance under Accounting Standards Codification 470, Debt (“ASC 470”). The Company will continue to assess the application of the expedients under ASC 848 for future debt amendments.

Credit Losses (Topic 326). In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information. ASU 2016-13 is effective for U.S. Securities and Exchange Commission filers, excluding smaller reporting companies, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance is effective for all other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU No. 2016-13 on January 1, 2023, with no material impact on these Condensed Consolidated Financial Statements.

Segment Reporting (Topic 280). In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280). The amendments in this update require a public entity to report, for each reportable segment, a measure of the segment’s profit or loss that its chief operating decision maker (CODM) uses to assess segment performance and make decisions about resource allocation. Although information about a segment’s revenue and measure of profit or loss is disclosed in an entity’s financial statements under the current requirements, there generally is limited information disclosed about a segment’s expenses and, therefore, investors supported enhanced expense disclosures. Accordingly, the ASU requires public entities to provide investors with additional, more detailed information about a reportable segment’s expenses and is intended to improve the disclosures about a public entity’s reportable segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. A public entity should apply the amendments in this ASU 2023-07 retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently assessing the impact of ASU 2023-07 on its disclosures.

Income Tax Disclosures (ASC 740). In December 2023, the FASB issued ASU 2023-09 which updated accounting guidance related to income tax disclosures. The updated accounting guidance, among other things, requires additional disclosures primarily related to the tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is currently assessing the impact of ASU 2023-09 on its disclosures.

NOTE 3. MERGERS AND ACQUISITIONS

The Company’s acquisition of business and equity method investments consisted of the following during the three months ended March 31, 2024 and the twelve months ended December 31, 2023.

Merger Agreement. On March 18, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dril-Quip, Inc., a Delaware corporation (“Dril-Quip”), Ironman Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Dril-Quip, and DQ Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Dril-Quip. Following the transactions, the name of the surviving entity will be changed to Innovex International, Inc. (the “Combined Company”), and its common stock will remain listed on the New York Stock Exchange. Upon consummation of the transactions contemplated by the Merger Agreement, we expect current Dril-Quip stockholders will own approximately 52% of the Combined Company and current stockholders of the Company will own approximately 48% of the Combined Company. It is expected that the proposed mergers would be accounted for using the acquisition method of accounting with Innovex being identified as the accounting acquirer.

The merger transactions have been approved by the boards of directors of Innovex and Dril-Quip and are expected to close in the third quarter of 2024. The closing of the merger transactions are subject to closing conditions including, among others, regulatory approval and approval by Dril-Quip’s stockholders.

Downhole Well Solutions, LLC (“DWS”) Acquisition. On May 1, 2023, the Company acquired a 20% equity interest in DWS, via purchasing preferred stock units of DWS, for the purchase price of $17.6 million in cash consideration. Transaction costs recognized in connection with the acquisition were $0.7 million and were capitalized as part of the equity investment. DWS sells drilling equipment and related technology which is complimentary to the Company’s existing product lines. The Company obtained significant influence over DWS through a 20% ownership and one board seat out of three total board seats of representation on the board of directors of DWS. The acquisition was accounted for as an equity method investment under Accounting Standards Codification (“ASC”) 323, Investments- Equity Method and Joint Ventures. The cost of the investment is $15.0 million more than the acquired underlying equity in DWS net assets. The difference is attributable to intangible assets of $13.0 million and equity method goodwill of $2.0 million. The difference pertaining to intangible assets will be amortized to Equity income over the remaining useful life of the related asset. For the three months ended March 31, 2024, we recorded our proportionate share of DWS’s net income of $0.8 million, adjusted for $0.4 million amortization attributed to intangible assets. DWS distributed $1.1 million of dividends to the Company for the three months ended March 31, 2024, which was recorded as a reduction of the carrying value of the equity investment.

NOTE 4. REVENUE

Revenue is recognized as, or when, the performance obligations are satisfied by transferring control of a service or product to the customer. The Company generates revenue primarily from three revenue streams: (i) product revenues, (ii) service revenues; and (iii) rental revenues. We sell or rent our products and provide services primarily in onshore U.S. and Canadian markets (“NAM”) and in international and offshore markets (“International and Offshore”). We attribute rental and service revenue to the country in which the rental or service was performed, while we attribute product sales revenue to the country to which the product was shipped. The Company has elected the practical expedient to expense commissions as the amortization period associated with the asset that would have been recognized for each order is one year or less. Rental revenue as presented in the table below is accounted for under the lease guidance according to ASC 842 and recognized ratably over the term of the lease.

From time to time, we may enter into contracts that contain multiple performance obligations, such as work orders containing a combination of product sales, equipment rentals and contract labor services. For these arrangements, we allocate the transaction price to each performance obligation identified in the contract based on relative standalone selling prices and recognize the related revenue as control of each individual product or service is transferred to the customer, in satisfaction of the corresponding performance obligations.

The following table presents our revenues disaggregated by category and by geography:

	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023
(in thousands)	NAM	INTL & Offshore	Total	NAM	INTL & Offshore	Total
Product revenues	$66,665	$40,286	$106,951	$75,255	$37,482	$112,737
Service revenues	12,126	1,844	13,970	14,830	1,113	15,943
Rental revenues	2,107	4,969	7,076	3,278	3,664	6,942

Total revenues	$80,898	$47,099	$127,997	$93,363	$42,259	$135,622

Accounts receivable are stated at the historical carrying amount net of allowances for credit losses. We evaluate our global accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. Based on our review, we establish or adjust allowances for specific customers. Past due balances are written-off against allowance for credit losses when the accounts are deemed to be no longer collectible.

The changes in allowance for credit losses during the three months ended March 31, 2024 and 2023 were as follows:

	March 31,
(in thousands)	2024	2023
Balance at January 1	$5,015	$3,136
Provision for credit losses	31	754
Write-offs charged against allowance	(497)	(933)

Balance at March 31	$4,549	$2,957

NOTE 5. INVENTORY

A summary of inventory as of March 31, 2024 and December 31, 2023 is as follows:

(in thousands)	March 31, 2024	December 31, 2023
Raw materials	$7,583	$4,329
Work in progress	6,511	4,368
Finished goods	130,372	132,491

Total Inventory	$144,466	$141,188

NOTE 6. PROPERTY AND EQUIPMENT

A summary of property and equipment as of March 31, 2024 and December 31, 2023 is as follows:

(in thousands)	March 31, 2024	December 31, 2023
Land	$1,832	$1,832
Buildings, building improvements and leasehold improvements	20,173	19,481
Manufacturing machinery and equipment	37,075	35,669
Rental tools	23,530	24,444
Furniture and fixtures	719	723
Computer software	930	930
Vehicles	13,266	13,451
Right of use leases – finance	18,930	16,588

Total Property and equipment	116,455	113,118
Accumulated depreciation and amortization	(60,970)	(60,694)

Net Property and equipment	$55,485	$52,424

NOTE 7. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets. A summary of intangible assets as of March 31, 2024 and December 31, 2023 is as follows.

	March 31, 2024
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$78,166	$(40,443)	$37,723
Non-compete agreements	500	(339)	161
Trade names	10,980	(9,063)	1,917
Technology, Patents, and Other	26,133	(26,133)	—

Total	$115,779	$(75,978)	$39,801

	December 31, 2023
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$78,166	$(38,511)	$39,655
Non-compete agreements	500	(321)	179
Trade names	10,980	(9,006)	1,974
Technology, Patents, and Other	26,133	(26,133)	—

Total	$115,779	$(73,971)	$41,808

Amortization expense on intangible assets for the three months ended March 31, 2024 and 2023 was $2.0 million and $2.0 million, respectively.

Impairment. We analyzed definite lived intangible assets for impairment as of March 31, 2024 and December 31, 2023, in accordance with Accounting Standards Codification 360 Property, Plant, and Equipment, noting no impairment indicators were present. We analyzed goodwill for impairment as of March 31, 2024 and December 31, 2023, in accordance with Accounting Standards Codification 350 Intangibles—Goodwill and Other, noting no impairment indicators were present. For our annual goodwill impairment test as of December 31, 2023, we performed a qualitative assessment to determine if it was more likely than not (that is, a likelihood of more than 50 percent) that the fair value of our reporting unit was less than its carrying value as of the test date. We evaluated events and circumstances since the date of our last quantitative or qualitative assessment, including macroeconomic conditions, industry and market conditions, and our overall financial performance, and it was determined that the reporting unit fair value was, more likely than not, greater than the carrying amount. Therefore, no impairment charges were recorded related to goodwill for the periods ended March 31, 2024 and December 31, 2023. We will continue to evaluate our goodwill and long-lived assets for potential triggering events as conditions warrant.

The following table presents a roll-forward of goodwill for the periods ended March 31, 2024 and December 31, 2023:

(in thousands)	Goodwill, Gross	Accumulated Impairment	Goodwill, Net
Balance at December 31, 2022	$94,436	$(70,504)	$23,932

Additions	—	—	—

Balance at December 31, 2023	$94,436	$(70,504)	$23,932

Additions	—	—	—

Balance at March 31, 2024	$94,436	$(70,504)	$23,932

NOTE 8. PREPAIDS AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of March 31, 2024 and December 31, 2023:

(in thousands)	March 31, 2024	December 31, 2023
Prepaid expenses	$2,319	$3,065
Current deposits	8,955	9,521
Tax receivables	4,202	3,781
Other current assets	5,516	4,951

Total	$20,992	$21,318

NOTE 9. DEBT

Current and long-term debt obligations consisted of the following as of March 31, 2024 and December 31, 2023:

(in thousands)	March 31, 2024	December 31, 2023
Current portion of long-term debt and finance lease obligations:
Term loan	$5,000	$5,000
Finance lease obligations	5,482	4,824

Total current portion of long-term debt and finance lease obligations	10,482	9,824

Long-term debt and finance lease obligations:
Term loan	11,461	12,711
Revolving credit facility	16,000	23,200
Finance lease obligations	5,870	5,319

Total long-term debt and finance lease obligations	33,331	41,230
Less: debt issuance costs, net	(571)	(664)

Total long-term portion of debt and finance lease obligations, net	32,760	40,566

Total debt and finance lease obligations, net	$43,242	$50,390

Term Loan and Revolving Credit Facility

The Company’s Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement (as amended, the “Second A&R Credit Agreement”) dated June 10, 2022, governs separate debt facilities referred to as the Term Loan and the Revolving Credit Facility. The Second A&R Credit Agreement also includes additional borrowing capacities, including swing loans and letters of credit, which the Company has not utilized. The Second A&R Credit Agreement defines the Company as the borrower and PNC Bank, National Association (“PNC”) as the agent. The Term Loan and the Revolving Credit Facility are secured by substantially all of the assets of the Company and certain of its subsidiaries, subject to certain customary exclusions. As of March 31, 2024, borrowing capacity available on the Revolving Credit Facility was $75.0 million.

Debt Modifications. The original Amended and Restated Revolving Credit Facility, Term Loan and Guaranty and Security Agreement (as amended prior to the Second A&R Credit Agreement, the “A&R Credit Agreement”) was dated June 10, 2019. In November 2020, the Company entered into the Fourth Amendment to the A&R Credit Agreement (the “Fourth Amendment”), which became effective in March 2021. The Fourth

Amendment included modifications to require quarterly principal payments on the Term Loan, followed by a final payment of all unpaid principal and accrued and unpaid interest on the then-maturity date of June 10, 2022.

The Second A&R Credit Agreement includes modifications to the definition of EBITDA and the applicable interest rate and an extension of the maturity date to June 10, 2026. The Second A&R Credit Agreement was composed of a $90.0 million Revolving Credit Facility, $20.0 million uncommitted accordion feature on the Revolving Credit Facility and $24.4 million Term Loan. The Second A&R Credit Agreement requires the Company to make quarterly principal payments on the Term Loan of $1.25 million on the first day of each quarter, commencing October 1, 2022, followed by a final payment of all unpaid principal and accrued and unpaid interest on the maturity date.

In April 2023, the Company entered into the Second Amendment to the Second A&R Credit Agreement (the “Second Amendment”), which includes approval for the DWS acquisition in May of 2023. Refer to Note 3. Mergers and Acquisitions for discussion of the DWS acquisition. The Second Amendment included increased borrowing availability of the Revolving Credit Facility to $110.0 million, increased borrowing availability of the Term Loan to $25.0 million, and a requirement for the Company to maintain $15.0 million of Revolving Credit Facility availability at closing of the DWS transaction.

In December 2023, the Company entered into the Third Amendment to the Second A&R Credit Agreement (the “Third Amendment”), in which the lenders consented and agreed to the repayment in full of the Subordinated Notes prior to the maturity date.

We performed a debt modification analysis in accordance with ASC 470 and concluded that the modifications align with modification accounting. There is no gain or loss resulting from the Second A&R Credit Agreement. We were in compliance with our debt covenants at March 31, 2024 and December 31, 2023.

Interest Expense. Interest expense for the Second A&R Credit Agreement is calculated based on fixed and floating rate components, displayed below:

Agreement Version:	Second A&R Credit Agreement
Credit Facility	SOFR* + 1.75%
Term Loan	SOFR* + 2.00%

(Note: * Secured Overnight Financing Rate.)

For the three months ended March 31, 2024 and 2023, the Company’s effective interest rate on the term loan was approximately 8.60% and 6.71%, respectively, and the effective interest rate on the revolving line of credit was approximately 8.52% and 8.18%, respectively. The Company has no capitalized interest for the periods ended March 31, 2024 or December 31, 2023.

NOTE 10. ACCRUED EXPENSES

A summary of other accrued liabilities as of March 31, 2024 and December 31, 2023 is as follows:

(in thousands)	March 31, 2024	December 31, 2023
Payroll and other compensation expenses	$10,390	$17,748
Property, sales and other non-income related taxes	3,310	5,772
Accrued commission	924	759
Income taxes	6,854	1,982
Accrued interest	351	380
Other accrued liabilities	2,024	2,095

Total	$23,853	$28,736

NOTE 11. INCOME TAXES

During the three months ended March 31, 2024, we recorded a total income tax provision of $5.1 million on $21.5 million of pre-tax income, resulting in an effective tax rate of 23.7%. For the three months ended March 31, 2023, we recorded a total income tax provision of $0.9 million on $20.4 million of pre-tax income, resulting in an effective tax rate of 4.4%. The change in the effective tax rate between the periods was due to discrete items recorded in the first quarter of 2023 related to prior period adjustments offset by changes in projected earnings mix by geography and tax jurisdiction.

NOTE 12. EARNINGS PER SHARE

Basic earnings per share of Common Stock is calculated by dividing the net income attributable to the Company during the period by the weighted average number of shares of Common Stock outstanding during the same period. Diluted earnings per share, if dilutive, includes the incremental effect of issuable shares from stock awards, as determined using the treasury stock method.

The following table summarizes the basic and diluted earnings per share calculations:

	Three Months Ended March 31,
	2024	2023
Numerator:
Net income (in thousands)	$16,417	$19,526

Denominator:
Basic weighted average number of shares outstanding	15,393,190	15,368,503
Dilutive effect of equity awards	653,207	459,840

Diluted weighted average number of shares	16,046,397	15,828,343

Income per share:
Basic	$1.07	$1.27

Diluted	$1.02	$1.23

Potentially dilutive shares excluded as anti-dilutive	50,500	524,500

NOTE 13. STOCK BASED COMPENSATION

Equity Incentive Plan

We maintain a single equity incentive plan, the 2016 Equity Incentive Plan (the “2016 Plan”), for the benefit of our employees, directors and other service providers. The following is a summary of certain features of the 2016 Plan.

2016 Plan. The 2016 Plan provides for awards of stock options, restricted stock awards, bonus stock, and other awards. Awards under the 2016 Plan may be granted to any employee, non-employee director, consultant, or other personal service provider to us or any of our subsidiaries. The 2016 Plan is administered by a plan administrator, which is our Board of Directors. The 2016 Plan was established with the authorization for grants of up to 819,302 shares of authorized but unissued shares of Common Stock. The 2016 Plan has been amended in 2018, 2019, 2020 and 2023 to increase the number of shares available under the 2016 Plan. As of March 31, 2024, the number of shares authorized under the plan is 2,000,000. The total number of shares available for future issuance under the 2016 Plan is 256,163 shares as of March 31, 2024. The awards typically vest for both employees and non-employees over a three- or four-year service period. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for awards expected to ultimately vest for both employee and non-employee awards.

The total amount of stock-based compensation expense recorded was $0.5 million and $0.5 million for the three months ended March 31, 2024 and 2023, respectively.

Restricted Stock and Restricted Stock Units

During the three months ended March 31, 2024, we granted 327,200 equity-classified restricted stock units (“RSUs”), with a weighted average grant date fair value of $35.00. The RSUs granted are performance-based and are dependent on the consummation of the merger transactions between Innovex and Dril-Quip. Refer to Note 3. Mergers and Acquisitions for further details. These awards will vest on two different vesting schedules. Immediately upon closing of the mergers, 134,200 RSUs will vest. The remaining 193,000 RSUs will vest over 2 years beginning from the date of the mergers. The Company will begin recognizing share-based compensation expense for the transaction dependent awards when it is concluded that this performance condition will be achieved and will recognize the cost based on the vesting schedule of each award. For the three months ended March 31, 2023, no RSUs were granted. When the RSUs are originally granted to employees or non-employee directors, they are valued at fair value on the date of grant. There were 38,403 RSUs that vested during the three months ended March 31, 2024. No RSUs vested during the three months ended March 31, 2023. No bonus stock or other stock awards were issued or outstanding for the three months ended March 31, 2024 and 2023.

As of March 31, 2024, we expect $3.4 million of unrecognized compensation cost related to our restricted stock unit grants, excluding RSUs that are contingent upon the closing of the mergers, to be recognized over the weighted-average period of 2.7 years. Future grants will result in additional compensation expense.

Stock Options

Stock options granted under the 2016 Plan generally vest annually in equal increments over four years and have a ten-year term.

Determining fair market value. We estimated the fair value of each option grant using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires estimates of key assumptions based on both historical information and management judgment regarding market factors and trends. Determining the appropriate fair value model and calculating the fair value of options requires the input of highly subjective assumptions, including the expected volatility of the price of our stock, the risk-free rate, the expected term of the options and the expected dividend yield of our Common Stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

As of March 31, 2024, the Company expects to record stock option compensation expense of $1.1 million over the remaining vesting term of 2.8 years. Future grants will result in additional compensation expense.

NOTE 14. RELATED PARTY TRANSACTIONS

Related parties include key management personnel having authority and responsibility for planning, directing, and monitoring the activities of the Company directly or indirectly and their close family members. In the normal course of business, the Company from time to time receives services from, or sells products to, related parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy.

The Company makes regular purchases from vendors that are related parties. The purchases are carried out in the normal course of business. The total of such purchases were $0.4 million and $0.2 million for the three months ended March 31, 2024 and 2023, respectively. In October 2023, we added a new member to our Board of Directors who is an executive of Pioneer Natural Resources, Inc. (“Pioneer”), which is an established customer of Innovex. Total revenue earned from Pioneer for the three months ended March 31, 2024 was $2.9 million, and the outstanding net accounts receivable due from Pioneer as of March 31, 2024 was $1.5 million.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is party to various legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss with respect to any currently pending legal proceeding is remote. As such, the Company did not record a reserve for litigation as of March 31, 2024 or December 31, 2023.

NOTE 16. SUBSEQUENT EVENTS

We signed an option to acquire the remaining 80% interest in DWS dated April 24, 2024, exercisable between now and April 30, 2025. If we exercise the option before September 30, 2024, the purchase price will be primarily fixed in nature. If we exercise the option after September 30, 2024, the purchase price will be based on a multiple of DWS EBITDA.

Subsequent events have been updated through June 14, 2024, the date on which these Consolidated Financial Statements were available to be issued.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

INNOVEX DOWNHOLE SOLUTIONS, INC.,

DRIL-QUIP, INC.,

IRONMAN MERGER SUB, INC.,

and

DQ MERGER SUB, LLC

Dated as of March 18, 2024

A-i

A-ii

A-iii

Exhibits
Exhibit A – Parent Certificate of Incorporation Amendment
Exhibit B – Amended and Restated Parent Bylaws
Exhibit C – Registration Rights Agreement
Exhibit D – New Stockholders Agreement
Exhibit E – Net Debt Calculation Example
Exhibit F – 2024 Long-Term Incentive Plan

Disclosure Letters
Company Disclosure Letter
Parent Disclosure Letter

A-iv

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 18, 2024 (this “Agreement”), by and among INNOVEX DOWNHOLE SOLUTIONS, INC., a Delaware corporation (“Company”), DRIL-QUIP, INC., a Delaware corporation (“Parent”), IRONMAN MERGER SUB, INC., a Delaware corporation (“Merger Sub”), and DQ MERGER SUB, LLC, a Delaware limited liability company (“LLC Sub” and, together with Parent and Merger Sub, the “Parent Parties”). Capitalized terms that are used but are not otherwise defined herein shall have the meanings set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, as of the date hereof, each of Merger Sub and LLC Sub is a direct wholly owned Subsidiary of Parent;

WHEREAS, the parties intend that (a) at the Effective Time, Merger Sub be merged with and into Company (the “First Merger”), with Company surviving the First Merger as a wholly owned Subsidiary of Parent (the “Surviving Corporation”), and (b) immediately following the First Merger, the Surviving Corporation be merged with and into LLC Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with LLC Sub surviving the Second Merger as a wholly owned Subsidiary of Parent (the “Surviving Company”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has (i) determined, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), that it is advisable, fair to and in the best interests of Parent and Parent Stockholders to effect the transactions contemplated by this Agreement, the issuance of Parent Common Stock in the First Merger on the terms and subject to the conditions of this Agreement (the “Parent Stock Issuance”), the Parent Certificate of Incorporation Amendment (as defined herein), and the adoption of an equity incentive plan substantially in the form attached hereto as Exhibit F, subject to the consummation of the Merger and Parent Stockholder Approval (the “2024 Long-Term Incentive Plan” and the adoption of such plan, the “2024 LTIP Adoption”), (ii) approved and declared advisable this Agreement, the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment and the 2024 LTIP Adoption and (iii) resolved to (A) submit for approval the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment and the 2024 LTIP Adoption to Parent Stockholders and (B) recommend the approval of the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment and the 2024 LTIP Adoption by Parent Stockholders;

WHEREAS, the board of directors of Company (the “Company Board”) has (i) determined, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL, that it is advisable, fair to and in the best interests of Company and Company Stockholders to consummate the transactions contemplated by this Agreement, including the Mergers in which the outstanding shares of common stock of Company will be converted into the right to receive shares of Parent Common Stock, (ii) approved and declared advisable this Agreement and (iii) resolved to submit and recommend the adoption of this Agreement by Company Stockholders;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (i) determined, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL, that it is advisable, fair to and in the best interests of Merger Sub and its sole stockholder to consummate the transactions contemplated by this Agreement, including the Mergers, (ii) approved and declared advisable this Agreement and (iii) resolved to submit and recommend the adoption of this Agreement by Merger Sub’s sole stockholder;

WHEREAS, Parent (a) as the sole member of LLC Sub has approved and adopted this Agreement concurrently with its execution pursuant to Section 18-404 of the Limited Liability Company Act of the State of Delaware (the “DLLCA”) (the “LLC Sub Approval”), and (b) as the sole stockholder of Merger Sub will adopt this Agreement pursuant to Section 228 of the DGCL immediately following the execution hereof;

WHEREAS, the parties agree that (i) the Mergers, taken together, are intended to be treated for U.S. federal and applicable state and local income tax purposes (the “Intended Tax Treatment”) as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) Parent, Company and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, it is expected that the Consenting Stockholders will promptly after the execution and delivery of this Agreement by all parties (i) and, in any event, by no later than the Consent Time, execute and deliver an action by written consent to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and (ii) exercise their drag-along rights in accordance with Section 4.2 of the Stockholders Agreement; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound by this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) As used in this Agreement, the following terms have the following respective meanings:

“2024 Long-Term Incentive Plan” has the meaning set forth in the Recitals.

“2024 LTIP Adoption” has the meaning set forth in the Recitals.

“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions as to confidential treatment of information that are substantially similar to those contained in the confidentiality provisions of the Confidentiality Agreement.

“Action” means any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by or before any Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregate Merger Consideration” means a number of shares of Parent Common Stock equal to the product of (i) forty-eight percent (48%) multiplied by (ii) the quotient of (x) the Parent Fully Diluted Shares divided by (y) fifty-two percent (52%).

“Aggregate Net Option Shares” has the meaning set forth in Section 3.5(a).

“Aggregate Net RSU Shares” has the meaning set forth in Section 3.5(c).

“Agreement” has the meaning set forth in the Preamble.

“Amended and Restated Parent Bylaws” has the meaning set forth in Section 2.4(a).

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, or any other applicable Law concerning anti-bribery or anti-corruption.

“Anti-Money Laundering Laws” has the meaning set forth in Section 4.7(c).

“Antitrust Authority” means the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States or any other Governmental Entity of any jurisdiction with responsibility for enforcing any Antitrust Laws.

“Antitrust Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position, including but not limited to, the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any law, rule, or regulation requiring or permitting parties to submit any notification or filing to an Antitrust Authority regarding any transaction, merger, acquisition or joint venture.

“Assumed RSUs” has the meaning set forth in Section 3.5(b).

“Average Parent Stock Price” means the average of the closing sale prices of a share of Parent Common Stock as reported on the NYSE for each of the ten (10) consecutive trading days ending on the sixth trading day prior to the Closing Date.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in Houston, Texas or New York, New York are authorized or required by law or executive order to be closed.

“Certificates” or “Company Certificates” has the meaning set forth in Section 3.2(c).

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state applicable Law.

“Code” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Alternative Proposal” means any bona fide proposal or offer made by any Person other than a Parent Party and its Affiliates for (a) the direct or indirect acquisition by any Person (including by any asset acquisition, joint venture or similar transaction) or a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Company or any of its Subsidiaries and involving more than twenty percent (20%) of the assets of Company and its Subsidiaries, on a consolidated basis, (b) the direct or indirect acquisition by any Person of more than twenty percent (20%) of Company’s equity securities or of the voting power of the issued and outstanding shares of Company Common Stock, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of Company’s equity securities or shares with twenty percent (20%) or more of the voting power of the issued and outstanding shares of Company Common Stock, or (c) any combination of the foregoing, in each case of clauses (a) and (b) whether in a single transaction or a series of related transactions.

“Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), in each case, whether or not such plans are subject to ERISA, and any bonus, incentive, retention, deferred compensation, severance, termination, vacation, stock purchase, stock option, restricted stock, stock appreciation right, equity compensation, employment, change of control, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by Company or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to Company and its Subsidiaries), in each case, that is sponsored, maintained, contributed to or required to be contributed to, by Company or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of Company or its Subsidiaries.

“Company Board” has the meaning set forth in the Recitals.

“Company Book-Entry Shares” or “Book-Entry Shares” has the meaning set forth in the Section 3.2(c).

“Company Capitalization Date” has the meaning set forth in Section 4.2(b).

“Company Closing Cash Dividend” has the meaning set forth in Section 6.18.

“Company Common Stock” has the meaning set forth in Section 3.2(a)(i).

“Company Designees” has the meaning set forth in Section 2.5(a).

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Equity Awards” means the Company Options and the Company RSUs, in each case, outstanding immediately prior to the Effective Time.

“Company Equity Plan” means Company’s 2016 Long-Term Incentive Plan, as amended from time to time.

“Company Expenses” means a cash amount up to $4,253,000 to be paid in respect of Company’s reasonable and documented out-of-pocket costs and expenses in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated herein.

“Company Financial Statements” has the meaning set forth in Section 4.4(a).

“Company Fully Diluted Shares” means the sum of (a) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time plus (b) the number of shares of Company Common Stock subject to Company Equity Awards as set forth on the Company Fully Diluted Shares Certificate, which shall be calculated net of the number of shares of Company Common Stock to be withheld to pay the exercise price in respect of Company Options and net of the number of shares of Company Common Stock to be withheld in respect of all withholding and similar taxes payable in respect of Company Equity Awards.

“Company Fully Diluted Shares Certificate” has the meaning set forth in Section 3.2(d)(ii).

“Company Indemnified Parties” has the meaning set forth in Section 6.13(a).

“Company Leased Real Property” has the meaning set forth in Section 4.16.

“Company Major Customers” has the meaning set forth in Section 4.25.

“Company Material Adverse Effect” means any event, change, circumstance, occurrence, development, condition or effect (collectively “Effects”) that has, individually or in the aggregate, a materially adverse effect on (a) the business, assets, operations, results of operations or condition (financial or otherwise) of Company and its Subsidiaries, taken as a whole, or (b) the ability of Company and its Subsidiaries to timely consummate the transactions contemplated by this Agreement, including any such Effect that prevents, materially delays or materially impedes Company’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; provided that for purposes of clause (a) no Effect to the extent arising from any of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) changes or developments in, or other Effects with respect to, the industries in which Company and its Subsidiaries operate, (iii) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Mergers or other transactions contemplated by this Agreement, including the impact thereof on the relationships of Company or any of its Subsidiaries with its or their employees, customers, suppliers, distributors, regulators or partners (it being agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the public announcement of this Agreement), or any litigation relating to the Mergers or this Agreement (other than with respect to any representations and warranties of Company specifically addressing the impact of the Mergers or this Agreement on such matters), (iv) the identity of Parent or any of its Affiliates, (v) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Parent, or failure to take any action prohibited by this Agreement, (vi) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (vii) any hurricane, tornado, fire, flood, earthquake, natural disaster, act of God or other comparable events, (viii) changes in Law or applicable regulations of any Governmental Entity, (ix) changes in GAAP or the interpretation thereof, (x) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been a Company Material Adverse Effect) or (xi) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions or regulatory action taken in respect thereof; provided that, with respect to clauses (i), (ii), (vi), (vii), (viii), (ix) and (xi), such Effects shall be taken into account to the extent they have a disproportionate adverse effect on Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Company and its Subsidiaries operate.

“Company Material Contract” means any Contract (including any amendment thereto) to which Company or any of its Subsidiaries is a party that: (i) would be a “material contract” of Company (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Company and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset); (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity or (B) which would require Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement; (v) contains any covenant that (A) limits the freedom of Company or its Subsidiaries to engage in or compete in any line of business, excluding clauses in commercial contracts entered into in the ordinary course of business consistent with past practice or (B) includes any provisions in respect of most favored nations pricing, minimum purchase or sale guarantees or similar concepts that restricts the business activity of Company or any of its Subsidiaries, in the case of each of subclauses (A) and (B), to a degree that is material to Company and its Subsidiaries, taken as a whole; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock or other equity interests of any Person for aggregate consideration in excess of $5,000,000 that has not been consummated prior to the date of this Agreement or pursuant to which Company or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement that would reasonably be expected to result in payments in excess of $1,000,000 for any 12-month period or other post-closing indemnification obligations; or (B) gives any Person the right to acquire any assets of Company or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $5,000,000; (vii) is a Contract between any of Company or any of its Subsidiaries, on the one hand, and any Company Stockholder holding five percent (5%) or more of the issued and outstanding shares of Company Common Stock, on the other hand, within the last five (5) years; (viii) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (ix) is a Contract under which any of Company or any of its Subsidiaries has advanced or loaned any amount of money to any Affiliate of the Company or any of its Subsidiaries, including any loan extended to directors, executive officers or key employees of the Company or any of its Subsidiaries; (x) contains any provision that requires the purchase of all of Company’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Company and its Subsidiaries, taken as a whole; (xi) requires any capital commitment or capital expenditure (or series of capital expenditures) by Company or any of its Subsidiaries in a total amount in excess of $5,000,000, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business, (xii) is a Contract with an independent contractor or other service provider for the provision of labor to Company or any of its Subsidiaries, which (A) is not cancellable without penalty or without more than sixty (60) days’ notice and (B) provides for an annual rate in excess of $100,000; (xiii) is a Contract relating to the assignment, transfer, licensing, or grant of any other rights under, any material Intellectual Property by or to Company or any of its Subsidiaries having a one-time or annual fee in excess of $250,000 excluding (A) non-exclusive licenses granted in the ordinary course of business, (B) commercially available “off the shelf” software, (C) non-disclosure agreements and (D) Open Source Software licenses; (xiv) is a Contract providing for indemnification or any guaranty by Company or any of its Subsidiaries, in each case that is material to Company and its Subsidiaries, taken as a whole, other than (X) any guaranty by Company or any of its Subsidiaries of any of the obligations of Company or any of its Subsidiaries that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (Y) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business; (xv) is a Contract under which Company or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of Company or any of its Subsidiaries; (xvi) grants any third Person, or obligates Company or any of its Subsidiaries to exercise, an option or other preferential right to purchase, sell, lease, encumber or transfer any right, title or interest in and to shares of common stock or other securities of the Company; (xvii) is a Contract with any Governmental Entity during the preceding three (3) years; or (xviii) is a Contract to which any Company Major Customer or any of its Affiliates is a party or under which such Company Major Customer or its Affiliates have any rights or obligations; provided, however, that “Company Material Contract” shall not include any Company Benefit Plan.

“Company Option” means an option to purchase a share of Company Common Stock granted under the Company Equity Plan.

“Company Option Cash Equivalent” means, with respect to each Company Option, an amount equal to the excess, if any, of (a) the product of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, (ii) the Per Share Merger Consideration and (iii) the Average Parent Stock Price less (b) the aggregate exercise price of the shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time.

“Company Owned Real Property” has the meaning set forth in Section 4.16.

“Company Permits” has the meaning set forth in Section 4.7(h).

“Company Personal Information” has the meaning set forth in Section 4.15(c).

“Company Real Property” has the meaning set forth in Section 4.16.

“Company Recommendation” has the meaning set forth in Section 4.3(a).

“Company Registration Statement” means Company’s Amendment Number 1 to the Registration Statement on Form S-1/A (Registration No. 333-276379), as filed on January 25, 2024, with the SEC.

“Company RSUs” means a restricted stock unit granted under the Company Equity Plan.

“Company Stockholder Approval” has the meaning set forth in Section 4.21.

“Company Stockholders” or “Company Stockholder” means any Person (or the Persons, as applicable) that holds any shares of Company Common Stock of record.

“Confidentiality Agreement” has the meaning set forth in Section 6.4(b).

“Consent Time” has the meaning set forth in Section 6.8.

“Consenting Stockholders” means, collectively, Intervale Capital Fund II, L.P., a Delaware limited partnership, Intervale Capital Fund III, L.P., a Delaware limited partnership, Amberjack Capital Fund II, L.P., a Delaware limited partnership, Innovex Co-Invest Fund, L.P., a Delaware limited partnership, Innovex Co-Invest Fund II, L.P., a Delaware limited partnership, and Intervale Capital Fund II-A, L.P., a Delaware limited partnership.

“Contaminants” has the meaning set forth in Section 4.15(b).

“Continuing RSUs” has the meaning set forth in Section 3.5(b).

“Contract” means any agreement, lease, license, contract, loan, guarantee of indebtedness, credit agreement, bond, note, mortgage, indenture, instrument, permit, concession, franchise, or other binding obligation, other than any Company Benefit Plan or any Parent Benefit Plan.

“Credit Agreement” means the Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement, dated as of June 10, 2022, among Innovex Downhole Solutions, Inc., Tercel Oilfield Products USA L.L.C., Top-Co Inc. and each party joined thereto from time to time as a borrower, as borrowers, each person joined thereto from time to time as a guarantor, as guarantors, the financial institutions from time to time party thereto, as lenders, and PNC Bank, National Association, as the agent for lenders, as amended, modified or supplemented.

“Debt” means indebtedness for borrowed money (including any deferred financing fees), capitalized leases and equivalents, all obligations in respect of letters of credit, performance bonds, bank guarantees and similar instruments, to the extent drawn or called upon, as applicable, and other obligations evidenced by promissory notes or similar instruments.

“DGCL” has the meaning set forth in the Recitals.

“Disregarded Shares” has the meaning set forth in Section 3.2(a)(ii).

“Dissenting Shares” has the meaning set forth in Section 3.3.

“Dissenting Stockholders” has the meaning set forth in Section 3.3.

“DLLCA” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in Section 2.2(b).

“Effects” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Eligible Shares” has the meaning set forth in Section 3.2(a)(i).

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Enforceability Exceptions” means the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

“Environmental Law” has the meaning set forth in Section 4.8(c).

“Environmental Permits” has the meaning set forth in Section 4.8(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.4(a).

“Exchange Fund” has the meaning set forth in Section 3.4(a).

“First Certificate of Merger” has the meaning set forth in Section 2.2(a).

“First Merger” has the meaning set forth in the Recitals.

“Foreign Company Benefit Plan” has the meaning set forth in Section 4.9(a).

“Foreign Investment Authority” means any Governmental Entity of any jurisdiction with responsibility for enforcing any Foreign Investment Laws.

“Foreign Investment Laws” means any non-U.S. Laws that are designed or intended to prohibit, restrict, regulate, or screen acquisitions or investments involving foreign investors and/or acquisitions or investments in, or into, the sectors in which, (a) in the case of Company, Company or its Affiliates are active, or (b) in the case of Parent, Parent or its Affiliates are active, and any law, rule, or regulation requiring or permitting parties to submit any notification or filing to a Foreign Investment Authority regarding any transaction, merger, acquisition or joint venture.

“Foreign Parent Benefit Plan” has the meaning set forth in Section 5.9(a).

“Former Company Holders” has the meaning set forth in Section 3.4(b)(i).

“Former Company Shares” has the meaning set forth in Section 3.4(b)(i).

“Fraud” means, of a Person, an intentional and willful misrepresentation of or with respect to a representation or warranty set forth in this Agreement by such Person that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such representation or warranty.

“GAAP” means United States generally accepted accounting principles or, when individually applicable to foreign Subsidiaries (as applicable), the generally accepted accounting principles applicable thereto.

“Government Official” means any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Entity, or public international organization, any political party or official thereof, and any candidate for political office.

“Governmental Entity” means (a) any supranational body, any nation or government, any state, province, or other political subdivision thereof, including all branches of the foregoing; (b) any government agency, department, board, tribunal, commission or instrumentality of the United States of America, any non-U.S. government, any state of the United States of America, or any municipality or other political subdivision thereof; and (c) any court, tribunal or arbitrator(s) of competent jurisdiction and any self-regulatory organization.

“Hazardous Substance” has the meaning set forth in Section 4.8(d).

“HSR Act” has the meaning set forth in Section 4.3(b).

“Humble Lease” means that certain Lease Agreement, dated as of August 18, 2022, by and between Prologis Targeted US Logistics Fund, L.P. and Company.

“Intellectual Property” means all intellectual property rights of every kind and description throughout the world, including all U.S. and non-U.S.: (i) patents, utility models and similar statutory rights with respect to the protection of inventions and any patent applications of any of the foregoing; (ii) trademarks, trade names, service marks, logos, domain names and other indicia of origin or source, all registrations and applications for all of the foregoing, and all goodwill associated with all of the foregoing; (iii) published and unpublished works of authorship, copyrights therein and thereto, software, and all registrations and applications for all of the foregoing; (iv) Trade Secrets; and (v) any other proprietary or intellectual property rights.

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“International Trade Laws” means Sanctions and applicable Laws related to export controls, import controls, and anti-boycott provisions including, to the extent applicable, the United States Export Administration Act of 1979, as amended, the Export Control Reform Act of 2018, and implementing Export Administration Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations, and the anti-boycott regulations, guidelines, and reporting requirements under the Export Administration Regulations and Section 999 of the Code.

“IRS” has the meaning set forth in Section 4.9(a).

“IT Systems” has the meaning set forth in Section 4.15(b).

“Knowledge” means (a) with respect to Parent, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(a) of the Parent Disclosure Letter and (b) with respect to Company, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(b) of the Company Disclosure Letter.

“Latest Company Balance Sheet” has the meaning set forth in Section 4.4(a).

“Laws” and “Law” has the meaning set forth in Section 4.7(a).

“Leases” means all leases and subleases (including all amendments, extensions, renewals and other agreements related thereto) of real property leased or subleased by Company or Parent, as applicable, or any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“LLC Sub” has the meaning set forth in the Preamble.

“LLC Sub Approval” has the meaning set forth in the Recitals.

“LLC Sub Membership Interests” has the meaning set forth in Section 3.2(b)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“Merger Sub Shares” has the meaning set forth in Section 3.2(a)(iii).

“Mergers” has the meaning set forth in the Recitals.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Net Debt” means the sum of (i) all Debt of Company and its Subsidiaries and (ii) all unpaid amounts payable by the Company or its Subsidiaries to Governmental Entities in respect of withholding and similar taxes on behalf of its employees in respect of Company Equity Awards minus all cash and cash equivalents of Company and its Subsidiaries, in each case as of Closing and in each case determined in accordance with GAAP; provided, however, that with respect to any Subsidiary that is not wholly-owned by the Company, the Debt and cash and cash equivalents of such Subsidiary utilized in calculating Net Debt shall be limited to an amount equal to the percentage of such amount that is equal to the percentage ownership of such non wholly-owned Subsidiary by Company and its wholly-owned Subsidiaries. The calculation of Net Debt shall be consistent with the presentation, methodologies and assumptions used in preparing Company’s calculation of Net Debt Calculation set forth on Exhibit E hereto, which calculation has been prepared for illustrative purposes as though the Closing Date was January 31, 2024.

“New Stockholders Agreement” has the meaning set forth in Section 7.2.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means all software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model or any other license described by the Open Source Initiative as set forth anywhere on www.opensource.org or that otherwise conditions any rights granted in such license upon the disclosure, distribution or licensing of any other software or the grant of a license to any patent.

“Order” means any order, judgment, writ, decree or injunction, whether temporary, preliminary or permanent, issued by any court, agency or other Governmental Entity.

“Parent” has the meaning set forth in the Preamble.

“Parent Alternative Acquisition Agreement” has the meaning set forth in Section 6.6(a).

“Parent Alternative Proposal” means any bona fide proposal or offer made by any Person other than Company and its Affiliates for (a) the direct or indirect acquisition by any Person (including by any asset acquisition, joint venture or similar transaction) or a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Parent or any of its Subsidiaries and involving more than twenty percent (20%) of the assets of Parent and its Subsidiaries, on a consolidated basis, (b) the direct or indirect acquisition by any Person of more than twenty percent (20%) of Parent’s equity securities or of the voting power of the issued and outstanding shares of Parent Common Stock, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of Parent’s equity securities or shares with twenty percent (20%) or more of the voting power of the issued and outstanding shares of Parent Common Stock, or (c) any combination of the foregoing, in each case of clauses (a) and (b) whether in a single transaction or a series of related transactions.

“Parent Approvals” has the meaning set forth in Section 5.3(b).

“Parent Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), in each case, whether or not such plans are subject to ERISA, and any bonus, incentive, retention, deferred compensation, severance, termination, vacation, stock purchase, stock option, restricted stock, stock appreciation right, equity compensation, employment, change of control, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by Parent or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to Parent and its Subsidiaries), in each case, that is sponsored, maintained, contributed to or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of Parent or its Subsidiaries.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Capitalization Date” has the meaning set forth in Section 5.2(b).

“Parent Certificate of Incorporation Amendment” has the meaning set forth in Section 2.4(a).

“Parent Change of Recommendation” has the meaning set forth in Section 6.6(d).

“Parent Common Stock” has the meaning set forth in Section 3.2(a)(i).

“Parent Designees” has the meaning set forth in Section 2.5(a).

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Equity Awards” means all Parent Options, Parent Restricted Shares, Parent RSUs and Parent Performance Units, in each case, outstanding immediately prior to the Effective Time.

“Parent Equity Plan” means Parent’s 2017 Omnibus Incentive Plan, as amended from time to time.

“Parent Expenses” means a cash amount up to $4,253,000 to be paid in respect of Parent’s reasonable and documented out-of-pocket costs and expenses in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated herein.

“Parent Fully Diluted Shares” means the sum of (a) the number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time plus (b) the number of shares of Parent Common Stock that are issuable pursuant to all Parent Equity Awards taking into account the consummation of the transactions contemplated by this Agreement and, with respect to Parent Equity Awards that are not settled as of Closing, assuming the maximum number of shares of Parent Common Stock that are or could become issuable thereunder following Closing, in each case as set forth in the Parent Fully Diluted Shares Certificate, plus (c) without duplication, the number of cash-settled Parent RSUs.

“Parent Fully Diluted Shares Certificate” has the meaning set forth in Section 3.2(d)(i).

“Parent Intervening Event” has the meaning set forth in Section 6.6(d).

“Parent Leased Real Property” has the meaning set forth in Section 5.16.

“Parent Major Customers” has the meaning set forth in Section 5.28.

“Parent Material Adverse Effect” means any Effect that has, individually or in the aggregate, a materially adverse effect on (a) the business, assets, operations, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, or (b) the ability of Parent and its Subsidiaries to timely consummate the transactions contemplated by this Agreement, including any such Effect that prevents, materially delays or materially impedes Parent’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; provided that for purposes of clause (a) no Effect to the extent arising from any of the following shall be taken into account in determining whether there has been, a Parent Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in, or other Effects with respect to, the market price or change in the trading volume of shares of Parent Common Stock (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect), (iii) changes or developments in, or other Effects with respect to, the industries in which Parent and its Subsidiaries operate, (iv) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Mergers or other transactions contemplated by this Agreement, including the impact thereof on the relationships of Parent or any of its Subsidiaries with its or their employees, customers, suppliers, distributors, regulators or partners (it being agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the public announcement of this Agreement), or any litigation relating to the Mergers or this Agreement (other than with respect to any representations and warranties of Parent specifically addressing the impact of the Mergers or this Agreement on such matters), (v) the identity of Company or any of its Affiliates, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Company, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any hurricane, tornado, fire, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations of any Governmental Entity, (x) changes in GAAP or the interpretation thereof, (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been a Parent Material Adverse Effect) or (xii) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions or regulatory action taken in respect thereof; provided that, with respect to clauses (i), (iii), (vii), (viii), (ix), (x) and (xii), Effects shall be taken into account to the extent they have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Parent and its Subsidiaries operate.

“Parent Material Contract” means any Contract (including any amendment thereto) to which Parent or any of its Subsidiaries is a party that: (i) would be a “material contract” of Parent (as such term is defined in

Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Parent and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset); (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity or (B) which would require Parent or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement; (v) contains any covenant that (A) limits the freedom of Parent or its Subsidiaries to engage in or compete in any line of business, excluding clauses in commercial contracts entered into in the ordinary course of business consistent with past practice or (B) includes any provisions in respect of most favored nations pricing, minimum purchase or sale guarantees or similar concepts that restricts the business activity of Parent or any of its Subsidiaries, in the case of each of subclauses (A) and (B), to a degree that is material to Parent and its Subsidiaries, taken as a whole; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock or other equity interests of any Person for aggregate consideration in excess of $5,000,000 that has not been consummated prior to the date of this Agreement or pursuant to which Parent or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement that would reasonably be expected to result in payments in excess of $1,000,000 for any 12-month period or other post-closing indemnification obligations; or (B) gives any Person the right to acquire any assets of Parent or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $5,000,000; (vii) is a Contract between any of Parent or any of its Subsidiaries, on the one hand, and any Parent Stockholder holding five percent (5%) or more of the issued and outstanding shares of Parent Common Stock, on the other hand, within the last five (5) years; (viii) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (ix) is a Contract under which any of Parent or any of its Subsidiaries has advanced or loaned any amount of money to any Affiliate of Parent or any of its Subsidiaries, including any loan extended to directors, executive officers or key employees of Parent or any of its Subsidiaries; (x) contains any provision that requires the purchase of all of Parent’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Parent and its Subsidiaries, taken as a whole, (xi) requires any capital commitment or capital expenditure (or series of capital expenditures) by Parent or any of its Subsidiaries in a total amount in excess of $5,000,000, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business, (xii) is a Contract with an independent contractor or other service provider for the provision of labor to Parent or any of its Subsidiaries, which (A) is not cancellable without penalty or without more than sixty (60) days’ notice and (B) provides for an annual rate in excess of $100,000; (xiii) is a Contract relating to the assignment, transfer, licensing, or grant of any other rights under, any material Intellectual Property by or to Parent or any of its Subsidiaries having a one-time or annual fee in excess of $250,000 excluding (A) non-exclusive licenses granted in the ordinary course of business, (B) commercially available “off the shelf” software, (C) non-disclosure agreements and (D) Open Source Software licenses; (xiv) is a Contract providing for indemnification or any guaranty by Parent or any of its Subsidiaries, in each case that is material to Parent and its Subsidiaries, taken as a whole, other than (X) any guaranty by Parent or any of its Subsidiaries of any of the obligations of Parent or any of its Subsidiaries that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (Y) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business; (xv) is a Contract under which Parent or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of Parent or any of its Subsidiaries; (xvi) grants any third Person, or obligates Parent or any of its Subsidiaries to exercise, an option or other preferential right to purchase, sell, lease, encumber or transfer any right, title or interest in and to shares of common stock or other securities of Parent; (xvii) is a Contract with any Governmental Entity during the preceding three (3) years; or (xviii) is a Contract to which any Parent Major Customer or any of its Affiliates is a party or under which such Parent Major Customer or its Affiliates have any rights or obligations; provided, however, that “Parent Material Contract” shall not include any Parent Benefit Plan.

“Parent Meeting” has the meaning set forth in Section 6.8(b).

“Parent Option” means an option to purchase a share of Parent Common Stock granted under the Parent Equity Plan.

“Parent Owned Real Property” has the meaning set forth in Section 5.16.

“Parent Parties” has the meaning set forth in the Preamble.

“Parent Performance Unit” means a performance unit granted under the Parent Equity Plan, that vests (in whole or in part) upon the achievement of one or more previously established but not yet satisfied performance goals (notwithstanding that the vesting of such performance unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive Parent Common Stock (or an equivalent amount in cash) after the vesting or lapse of restrictions applicable to such unit.

“Parent Permits” has the meaning set forth in Section 5.7(h).

“Parent Personal Information” has the meaning set forth in Section 5.15(c).

“Parent Real Property” has the meaning set forth in Section 5.16.

“Parent Recommendation” has the meaning set forth in Section 5.3(a).

“Parent Restricted Share” means a share of Parent Common Stock granted under Parent Equity Plan that is subject to vesting, forfeiture or other lapse restriction.

“Parent RSU” a restricted stock unit granted under the Parent Equity Plan pursuant to which the holder has a right to receive Parent Common Stock (or an equivalent amount in cash) after the vesting or lapse of restrictions applicable to such unit.

“Parent SEC Documents” has the meaning set forth in Section 5.4(a).

“Parent Share” has the meaning set forth in Section 3.2(a)(i).

“Parent Stock Issuance” has the meaning set forth in the Recitals.

“Parent Stockholder Approval” has the meaning set forth in Section 5.22.

“Parent Stockholders” or “Parent Stockholder” means any Person (or the Persons, as applicable) that holds any shares of Parent Common Stock.

“Parent Superior Proposal” means a written Parent Alternative Proposal (with all references to “twenty percent (20%)” in the definition of Parent Alternative Proposal being treated as references to fifty percent (50%) for these purposes) which did not result from any material breach of Section 6.6, that the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Parent Board considers to be appropriate (but including any conditions to and expected timing of consummation of such Parent Alternative Proposal, and any other legal, financial and regulatory aspects of such Parent Alternative Proposal and this Agreement that the Parent Board considers relevant), and after taking into account any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by Company in response to such Parent Alternative Proposal pursuant to Section 6.6(d), to be more favorable from a financial point of view to holders of shares of Parent Common Stock than the transactions contemplated by this Agreement.

“Parent Termination Fee” means an amount equal to $31,895,000.

“Per Share Merger Consideration” has the meaning set forth in Section 3.2(a)(i).

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent, the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (b) inchoate, maritime liens and encumbrances for storage, repairs, necessaries, supplies, towage, drydock, bunkers, services, wharfage, and harbor dues, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, charterer’s, landlords’ or other similar Liens, arising in the ordinary course of business for amounts that are not delinquent and that will be paid in the ordinary course of business, (c) with respect to the Company Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Company Real Property that are not violated by the current use or occupancy of such Company Real Property or the activities currently conducted thereon, in any material respect, (d) with respect to the Parent Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Parent Real Property which are not violated by the current use or occupancy of such Parent Real Property or the activities currently conducted thereon, in any material respect, (e) Liens in favor of lessors arising in connection with any property leased to Company and its Subsidiaries or Parent and its Subsidiaries, (f) Liens that are disclosed on the most recent consolidated balance sheet of Company or Parent or notes thereto (or securing liabilities reflected on such balance sheet), (g) with respect to the Company Leased Real Property, Liens arising from the terms of the related Leases, (h) with respect to Parent Leased Real Property, Liens arising from the terms of the related Leases, (i) with respect to the Company Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (i), would not interfere with the present use of the properties or assets of the business of Company and its Subsidiaries, taken as a whole, (j) with respect to the Parent Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (j), would not materially impair the value or interfere with the present use of the properties or assets of the business of Parent and its Subsidiaries, taken as a whole, (k) non-exclusive licenses, non-disclosure agreements or covenants not to sue with respect to Intellectual Property granted by Company or its Subsidiaries or Parent and its Subsidiaries (i) in the ordinary course of business or (ii) to contractors, vendors or service providers solely for the purpose of performance of services for the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, where the license is ancillary to the purpose of the underlying contract; (l) Liens to secure the performance of statutory obligations, surety or appeal bonds, bid or performance bonds, tenders, trade contracts, insurance obligations or other obligations of a like nature incurred in the ordinary course of business, and (m) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security obligations.

“Permitted Net Debt Amount” has the meaning set forth in Section 6.1(b)(viii),

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity.

“Policies” has the meaning set forth in Section 4.18.

“Proxy Statement/Prospectus” has the meaning set forth in Section 4.12.

“Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, closure, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with COVID-19 or any other epidemic, pandemic or outbreak of disease, or in connection with or in response to any other public health conditions.

“Registration Rights Agreement” has the meaning set forth in Section 7.2(d).

“Registration Statement” has the meaning set forth in Section 4.12.

“Representatives” means, with respect to a Person, such Person’s investment bankers, consultants, attorneys, accountants, agents, advisors, Affiliates and other representatives.

“Requisite Company Stockholders” means the Company Stockholders comprising at least the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the adoption of this Agreement.

“Sanctions” has the meaning set forth in Section 4.7(e).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning set forth in Section 2.2(c).

“Second Merger” has the meaning set forth in the Recitals.

“Second Merger Effective Time” has the meaning set forth in Section 2.2(d).

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Specified Approvals” has the meaning set forth in Section 4.3(b).

“Stockholders Agreement” means that certain Amended and Restated Stockholders Agreement among Company and the stockholders named therein, dated as of January 1, 2023, as amended, supplement, modified or restated from time to time.

“Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership, association, trust or other form of legal entity of which (a) more than fifty percent (50%) of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Substitute RSU” has the meaning set forth in Section 3.5(b).

“Surviving Company” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in the Recitals.

“Surviving Corporation Shares” has the meaning set forth in Section 3.2(a)(iii).

“Takeover Law” has the meaning set forth in Section 4.22.

“Tax Return” has the meaning set forth in Section 4.13(b).

“Taxes” has the meaning set forth in Section 4.13(b).

“Termination Date” has the meaning set forth in Section 6.1(a).

“Trade Secrets” means trade secrets, know-how, inventions, methods, processes, technology, data, databases and data collections, in each case, that derive independent economic value, actual or potential, from not being generally known to, or not readily ascertainable through proper means by, other Persons, but excluding any Copyrights or Patents that cover or protect any of the foregoing.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code (including any successor regulations).

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such action or failure to take such action would be a material breach of this Agreement.

Section 1.2 Headings. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 1.3 Interpretation. When a reference is made in this Agreement to an article or section, such reference shall be to an article or section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” in this Agreement are to United States dollars. Any agreement or contract defined or referred to herein means such agreement or contract as from time to time amended, modified or supplemented in accordance with the terms hereof and thereof, including by waiver or consent; provided that with respect to any agreement or contract listed on a schedule hereto, all such amendments, modifications, or supplements must also be listed on the appropriate schedule. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it were drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Documents or other information or materials will be deemed to have been “made available” by Company or Parent, as applicable, if such documents, information or materials have been (i) posted to the “Project Ironman” virtual data rooms managed by Company hosted with DFS Venue and by Parent hosted by DealRoom, in each case prior to 5:00 p.m. central time on the day prior to the date of this Agreement or (ii) filed with or furnished to the SEC and available on the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

ARTICLE II

THE MERGERS

Section 2.1 The Mergers. On the terms and subject to the satisfaction or, to the extent permitted herein and by applicable Law, waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Company, the separate corporate existence of Merger Sub will cease and Company will continue its corporate existence under the DGCL as the Surviving Corporation and a wholly owned Subsidiary of Parent. On the terms and subject to the satisfaction or, to the extent permitted herein and by applicable Law, waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and DLLCA, at the Second Merger Effective Time, the Surviving Corporation will merge with and into LLC Sub, the separate corporate existence of the Surviving Corporation will cease and LLC Sub will continue its limited liability company existence under the DLLCA as the surviving entity in the Second Merger and a wholly owned Subsidiary of Parent.

Section 2.2 Effective Time of the Mergers. Subject to the provisions of this Agreement, on the Closing Date, the parties shall cause the following to occur:

(a) Company shall execute and file a Certificate of Merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form and manner provided in the DGCL and shall make all other filings or recordings required under the DGCL to effect the First Merger.

(b) The First Merger shall become effective at such time as is provided in the First Certificate of Merger as agreed between Parent and Company (such time as the First Merger becomes effective, the “Effective Time”).

(c) LLC Sub shall execute and file a Certificate of Merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form and manner provided in the DGCL and DLLCA and shall make all other filings or recordings required under the DGCL and DLLCA to effect the Second Merger.

(d) The Second Merger shall become effective one minute after the Effective Time (such time as the Second Merger becomes effective, the “Second Merger Effective Time”), which shall be specified in the Second Certificate of Merger.

Section 2.3 Closing. The closing of the Mergers (the “Closing”) shall take place at 9:00 a.m., central time, on the third (3rd) Business Day after the satisfaction or waiver in accordance with this Agreement by the party having the benefit of the applicable condition (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver in accordance with this Agreement by the party having the benefit of the applicable condition) of all conditions at the Closing), remotely through the electronic exchange of documents and consideration required to be delivered at the Closing, unless another place, date or time is agreed to in writing by Company and Parent. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.4 Certificate of Incorporation and Bylaws of Parent and the Surviving Company.

(a) Subject to Section 6.6 and Section 6.8 and to the receipt of the Parent Stockholder Approval, Parent shall take all actions reasonably necessary such that at the Effective Time, the restated certificate of incorporation and amended and restated bylaws of Parent shall be amended in the form set forth in Exhibit A and Exhibit B, respectively (the “Parent Certificate of Incorporation Amendment” and the “Amended and Restated Parent Bylaws”, respectively), and Parent shall cause the Parent Certificate of Incorporation Amendment to be executed in accordance with the relevant provisions of the DGCL and filed with the Secretary of State of the State of Delaware, and shall make any and all other filings or recordings required under the DGCL in connection therewith.

(b) Subject to Section 6.13, at the Effective Time, the certificate of incorporation and bylaws of Company shall be amended and restated to read as the certificate of incorporation and bylaws of Merger Sub, and as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving Corporation, in each case, until thereafter amended.

(c) Subject to Section 6.13, at the Second Merger Effective Time, the certificate of formation and limited liability company agreement of LLC Sub in effect as of immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Merger Effective Time until thereafter amended as provided therein or by applicable Law.

Section 2.5 Governance Matters.

(a) Parent shall take all actions reasonably necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Parent Board immediately prior to the Effective Time) so that, at the Effective Time, the number of directors that will comprise the full Parent Board will be nine (9). The parties hereto shall take all actions reasonably necessary to cause (i) the four (4) individuals designated by Company set forth on Section 2.5(a) of the Company Disclosure Letter and identified thereon as the “Company Designees” (the “Company Designees”), (ii) the Chief Executive Officer of Company immediately prior to the Effective Time and (iii) the four (4) individuals designated by Parent set forth on Section 2.5(a) of the Parent Disclosure Letter and identified thereon as the “Parent Designees” (the “Parent Designees”) to serve on the Parent Board so that, as a result, at the Effective Time, the Parent Board shall consist solely of the Company Designees, the Chief Executive Officer of Company immediately prior to the Effective Time and the Parent Designees until the earlier of their resignation, death or removal or until their respective successors are duly elected and qualified. Each member of the Parent Board identified in Section 2.5(a) of the Parent Disclosure Letter and at least one member of the Company Board identified in Section 2.5(a) of the Company Disclosure Letter as being “independent” shall qualify as an “independent director” as such term is defined in the applicable rules and regulations of the SEC and the NYSE. In the event that (i) any Company Designee is unable or unwilling to serve, for any reason, as a director on the Parent Board at the Effective Time, Company shall have the right to designate another individual reasonably acceptable to Parent to serve as a director on the Parent Board and to become a Company Designee in place of such Company Designee originally designated, provided, that if such director is a replacement for a director designated as “independent” on Section 2.5(a) of the Company Disclosure Letter such replacement director shall meet the requirements for being an “independent” director under the applicable standards of the NYSE and the SEC, and (ii) any Parent Designee is unable or unwilling to serve, for any reason, as a director on the Parent Board at the Effective Time, Parent shall have the right to designate another individual reasonably acceptable to Company to serve as a director on the Parent Board and to become a Parent Designee in place of such Parent Designee originally designated, provided, that if such director is a replacement for a director designated as “independent” on Section 2.5(a) of the Parent Disclosure Letter such replacement director shall meet the requirements for being an “independent” director under the applicable standards of the NYSE and the SEC.

(b) The parties hereto shall take all actions reasonably necessary such that, effective as of the Effective Time, the individuals designated on Section 2.5(b) of the Company Disclosure Letter shall be appointed as officers of Parent with the positions set forth thereon.

(c) The parties hereto shall take all actions reasonably necessary such that, effective as of the Second Merger Effective Time, the individuals designated on Section 2.5(c) of the Company Disclosure Letter shall be appointed as officers of the Surviving Company with the positions set forth thereon.

(d) The parties hereto agree that, from and after the Effective Time, the headquarters of Parent shall be in the greater Houston metropolitan area.

(e) Parent shall change its name to “Innovex, Inc.” or a similar name approved by Company prior to or as of the Effective Time.

(f) Parent shall cause the ticker symbol of Parent to be “INVX” as of immediately prior to the Effective Time.

(g) Parent shall take all actions necessary such that, at the Effective Time, (i) a Parent Designee selected by Parent shall have been appointed as Chairperson of the (A) Parent Board, (B) Audit Committee of the Parent Board, (C) Nomination & Governance Committee of the Parent Board and (D) Compensation Committee of the Parent Board and (ii) subject to satisfaction of applicable independence requirements, the Company Designees listed on Section 2.5(g) of the Company Disclosure Letter shall be appointed to the Nomination & Governance Committee and the Compensation Committee of the Parent Board.

(h) Parent shall take all actions necessary such that one of the Company Designees shall serve in the class of directors to be elected at the 2024 annual meeting of Parent Stockholders, one of the Company Designees shall serve in the class of directors to be elected at the 2025 annual meeting of Parent Stockholders, and two of the Company Designees shall serve in the class of directors to be elected at the 2026 annual meeting of Parent Stockholders.

ARTICLE III

EFFECTS OF THE MERGERS

Section 3.1 Effects. The Mergers shall have the effects set forth in this Agreement, the First Certificate of Merger, the Second Certificate of Merger and the applicable provisions of the DGCL and DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, all the rights, privileges, immunities, powers, purposes, property and assets of each of Merger Sub and Company shall vest in the Surviving Corporation, and all liabilities, obligations and penalties of each of Merger Sub and Company shall be assumed by the Surviving Corporation and (b) at the Second Merger Effective Time, all rights, privileges, immunities, powers, purposes, property and assets of each of the Surviving Corporation and LLC Sub shall vest in the Surviving Company, and all liabilities, obligations and penalties of each of the Surviving Corporation and LLC Sub shall be assumed by the Surviving Company.

Section 3.2 Conversion of Securities.

(a) At the Effective Time, by virtue of the First Merger and without any action on the part of any Parent Party, Company or the holders of any of the following securities:

(i) Conversion of Company Common Stock. Each share of common stock, par value $0.01 per share, of Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Disregarded Shares and Dissenting Shares) (“Eligible Shares”) shall be converted automatically into and shall thereafter represent the right to receive a number of shares of common stock, par value $0.01 per share, of Parent (such shares, collectively, the “Parent Common Stock” and, each, a “Parent Share”) equal to the quotient of (i) the Aggregate Merger Consideration divided by (ii) the Company Fully Diluted Shares (the portion of the Aggregate Merger Consideration payable per share of Company Common Stock, the “Per Share Merger Consideration”). As of the Effective Time, all Eligible Shares shall cease to be outstanding, shall cease to exist, and shall be cancelled and thereafter represent only the right to receive the Per Share Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 3.4(c), in each case, to be issued or paid in accordance with Section 3.4, without interest and subject to any withholding of Taxes required by applicable Law. In no event will Parent issue more shares of Parent Common Stock pursuant to this Section 3.2 and Section 3.5 than the Aggregate Merger Consideration.

(ii) Company and Parent-Owned Company Shares. Each share of Company Common Stock owned by Company, Merger Sub, Parent or any direct or indirect, wholly owned Subsidiary of Company or Parent (“Disregarded Shares”), in each case, immediately prior to the Effective Time, shall cease to be outstanding, shall cease to exist and shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto.

(iii) Conversion of Merger Sub Shares. Each share of common stock of Merger Sub (the “Merger Sub Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Shares”).

(b) At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any Parent Party, the Surviving Corporation, Company or the holders of any of the following securities:

(i) LLC Sub Membership Interests. The membership interests of LLC Sub issued and outstanding immediately prior to the Second Merger Effective Time shall remain issued and outstanding and shall constitute the only outstanding membership interests of the Surviving Company immediately following the Second Merger Effective Time (the “LLC Sub Membership Interests”).

(ii) Capital Stock of the Surviving Corporation. Each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Merger Effective Time shall cease to be outstanding and shall automatically be cancelled and cease to exist at the Second Merger Effective Time, and no consideration shall be delivered in exchange therefor or cancellation thereof. Each holder of a share of Surviving Corporation Shares that was outstanding immediately prior to the Second Merger Effective Time shall cease to have any rights with respect thereto.

(c) Exchange of Certificates. Certificates that immediately prior to the Effective Time represented the shares of Company Common Stock (the “Company Certificates” or “Certificates”, and the shares of Company Common Stock represented by book-entry, the “Company Book-Entry Shares” or “Book-Entry Shares”) shall be exchanged in accordance with Section 3.4.

(d) Fully Diluted Shares Certificates.

(i) Parent will prepare and deliver to Company at least three (3) Business Days prior to the Closing Date a certificate signed by the chief financial officer of Parent in a form reasonably acceptable to Company, setting forth, as of immediately prior to the Effective Time, a detailed report containing all data necessary to calculate the Parent Fully Diluted Shares (the “Parent Fully Diluted Shares Certificate”).

(ii) Company will prepare and deliver to Parent at least three (3) Business Days prior to the Closing Date a certificate signed by the chief financial officer of Company, setting forth, as of immediately prior to the Effective Time a detailed report containing all data necessary to calculate, the Company Fully Diluted Shares (the “Company Fully Diluted Shares Certificate”).

Section 3.3 Dissenters’ Rights. Except as otherwise waived pursuant to the Stockholders Agreement, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the First Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive such stockholder’s portion of the Aggregate Merger Consideration, but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, each of such holder’s shares of Company Common Stock shall thereupon be treated as an Eligible Share, as of the Effective Time in accordance with

Section 3.2(a)(i). Company shall give Parent prompt notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by Company relating to Company Stockholders’ rights of appraisal. Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.4 Deposit of Aggregate Merger Consideration and Exchange Procedures.

(a) Deposit of Aggregate Merger Consideration. Parent shall prior to the Effective Time, deposit, or cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent and reasonably acceptable to Company to act as an exchange agent hereunder (the “Exchange Agent”), in trust for the benefit of the Company Stockholders and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder, (i) evidence of shares in book-entry form representing shares of Parent Common Stock comprising the aggregate Per Share Merger Consideration to be issued pursuant to Section 3.2(a)(i), (ii) cash in dollars of immediately available funds sufficient to pay cash in lieu of fractional shares pursuant to Section 3.4(d) and (iii) as necessary from time to time after the Effective Time, any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 3.4(c). Such evidence of book-entry form representing shares of Parent Common Stock and such cash so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures; Fractional Shares.

(i) As soon as reasonably practicable after the Effective Time, but in no event later than three (3) Business Days following the Effective Time, Parent shall, and shall cause the Surviving Company to, cause the Exchange Agent to mail or otherwise make available to each holder of record, as of the Effective Time, of shares of Company Common Stock and Company Equity Awards (other than Continuing RSUs) (such holders, the “Former Company Holders”, and such shares, the “Former Company Shares”): (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such holder representing such Former Company Shares, shall pass, only upon proper delivery of the Company Certificate(s) or Company Book-Entry Share(s) to the Exchange Agent) and (B) instructions for use in effecting the surrender of the Company Certificate(s) or Company Book-Entry Share(s) in exchange for the Per Share Merger Consideration therefor. Such letter of transmittal shall be in such form and have such other provisions as Parent and Company may mutually agree prior to the Closing.

(ii) Each Former Company Holder who surrenders to the Exchange Agent Company Certificate(s) or Company Book-Entry Share(s), as applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, shall be entitled to receive in exchange therefor: (A) the number of shares of Parent Common Stock, if any, into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Company Certificates or Company Book-Entry Shares, as applicable, were converted in accordance with Section 3.2(a)(i), and such Company Certificates or Company Book-Entry Shares so surrendered shall be forthwith cancelled, and (B) a check in an amount of U.S. dollars equal to (I) the amount of cash in lieu of fractional interests in shares of Parent Common Stock to be paid pursuant to Section 3.4(d), plus (II) any cash dividends or other distributions that such holder has the right to receive pursuant to Section 3.4(c). Each Former Company Holder who holds a Company Equity Award (other than a Continuing RSU) and submits a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, shall be entitled to receive in exchange therefor: (A) the number of shares of Parent Common Stock, if any, that such holder is entitled to pursuant to Section 3.5, and (B) a check in an amount of U.S. dollars equal to (I) the amount of cash in lieu of fractional interests in shares of Parent Common Stock to be paid pursuant to Section 3.4(d), plus (II) any cash dividends or other distributions that such holder has the right to receive pursuant to Section 3.4(c).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Parent Common Stock issuable with respect to shares of Company Common Stock pursuant to the First Merger shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares, and no cash payment in respect of fractional shares shall be paid to any such holder pursuant to Section 3.4(d), until those Certificates or Book-Entry Shares are surrendered as provided in this Article III. Upon surrender, there shall be issued and/or paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those shares of Parent Common Stock with a record date on or after the date of the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Parent Common Stock with a record date on or after the date of the Effective Time but with a payment date subsequent to such surrender.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued. Fractional share interests shall not entitle the holder thereof to vote or to any other rights of a Parent Stockholder or otherwise other than the right to receive cash as set forth in this Section 3.4. In lieu of the issuance of any fractional share, each Company Stockholder who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash in dollars, without interest, rounded to the nearest cent, equal to the product of (i) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held at the Effective Time) would otherwise be entitled and (ii) the Average Parent Stock Price. The payment of cash in lieu of fractional share interests pursuant to this Section 3.4 is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the conversion of securities in connection with the First Merger. As soon as practicable after the determination of the amount of cash to be paid to such holders of Company Common Stock with respect to any fractional share interests in shares of Parent Common Stock, the Exchange Agent shall promptly pay such amounts, without interest, subject to customary rounding, to such holders of shares of Company Common Stock entitled to receive such cash subject to and in accordance with this Section 3.4.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed on the first anniversary of the Effective Time shall be delivered to Parent, upon demand by Parent, and any Company Stockholders or other relevant Persons who have not theretofore complied with this Article III shall thereafter (except to the extent representing Disregarded Shares or Dissenting Shares) look only to Parent for payment of their claim for any part of the Aggregate Merger Consideration, any cash in lieu of fractional Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

(f) No Liability. Anything herein to the contrary notwithstanding, none of Parent, Company, the Surviving Corporation, the Surviving Company, Merger Sub or LLC Sub shall be liable to any holder of Company Common Stock or any other Person entitled to receive part of the Aggregate Merger Consideration for cash or Parent Common Stock (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Closing of Transfer Books. The Parent Common Stock issued and cash paid pursuant to this Article III upon conversion of any shares of Company Common Stock shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, the stock transfer books of Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of Company of shares of Company Common Stock that were outstanding, respectively, immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent, Company or the Exchange Agent for transfer or any other reason, they shall be cancelled and exchanged pursuant to this Article III.

(h) Lost, Stolen or Destroyed Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit reasonably acceptable to Parent of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in a customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay and deliver, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration for each Eligible Share represented thereby, any cash in respect of fractional shares and any dividends or distributions on the Certificate had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.

Section 3.5 Treatment of Company Equity Awards.

(a) Each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall, as of the Effective Time, become vested, be cancelled and be converted into the right to receive, that number of shares of Parent Common Stock equal to (x) the Company Option Cash Equivalent divided by (y) the Average Parent Stock Price (rounded up to the nearest whole cent), reduced by the number of shares of Parent Common Stock required to be deducted to satisfy applicable withholding and similar taxes arising in connection with the treatment under this Section 3.5 (provided that any fractional shares of Parent Common Stock shall be treated as set forth in Section 3.4(d)) (the “Aggregate Net Option Shares”).

(b) Each Company RSU that is outstanding immediately prior to the Effective Time, whether or not vested, and set forth on Section 3.5(b) of the Company Disclosure Letter (each a “Continuing RSU” and collectively the “Continuing RSUs”) will be either be: (i) if the Parent Stockholders approve the 2024 Long-Term Incentive Plan at the Parent Meeting, cancelled and the holder of such Continuing RSU shall be entitled to receive, as soon as practicable following the Closing Date, in, substitution for, and full satisfaction of, the rights of such holder with respect thereto, a restricted stock unit representing the opportunity to be issued shares of Parent Common Stock granted under, and in accordance with, the 2024 Long-Term Incentive Plan (each, a “Substitute RSU”), which Substitute RSU shall (A) provide the holder with the opportunity to be issued that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Continuing RSU as of immediately prior to the Effective Time multiplied by the Per Share Merger Consideration; provided, however, that notwithstanding anything herein or in the 2024 Long-Term Incentive Plan to the contrary, the substitution of the Substitute RSUs for the Continuing RSUs will be made in a manner consistent with the requirements of Section 409A of the Code and the Treasury Regulations promulgated thereunder and (B) be subject to vesting over the same time period as was applicable under the respective Continuing RSUs with such remaining vesting term being applied proportionately to the Substitute RSUs and will otherwise be subject to all of the terms and conditions of the 2024 Long-Term Incentive Plan (including settlement related provisions) and restricted stock unit award agreements for the Substitute RSUs (with terms and conditions substantially similar to 2024 Long-Term Incentive Plan and the applicable restricted stock unit award agreements under which the Continuing RSUs were originally granted); or (ii) if the Parent Stockholders do not approve the 2024 Long-Term Incentive Plan at the Parent Meeting, assumed by Parent (the “Assumed RSUs”) and, in such case, each Assumed RSU assumed by Parent will continue to have, and be subject to, the same terms and conditions of such Continuing RSU immediately prior to the Effective Time, including vesting restrictions, except for administrative changes that are not adverse to the holder of the Assumed RSU and except that (A) each Continuing RSU shall cover a number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that would be issuable under the Continuing RSU immediately prior to the Effective Time multiplied by the Per Share Merger Consideration, rounded down to the nearest whole number of shares of Parent Common Stock and (B) all references to the “Company” in the Company Equity Plan and restricted stock unit agreements will be references to Parent.

(c) Each Company RSU that is outstanding immediately prior to the Effective Time, whether or not vested, and is not a Continuing RSU will not be assumed by Parent, but will instead be converted into the right to receive, in exchange for the cancellation of such Company RSU (or portion thereof), that number of shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, reduced by the number of shares of Company

Common Stock required to be deducted to satisfy applicable withholding and similar taxes arising in connection with the treatment under this Section 3.5(c) and (y) the Per Share Merger Consideration (the “Aggregate Net RSU Shares”) (provided that any fractional shares of Parent Common Stock shall be treated as set forth in Section 3.4(d)).

(d) Prior to the Effective Time, Parent and Company, as applicable, will adopt such resolutions of the Parent Board or Company Board (or any appropriate committee thereof) as are required to effectuate the actions contemplated by this Section 3.5. Without limiting the generality of the foregoing, as soon as reasonably practicable (but in no event later than twenty (20) Business Days) after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Continuing RSU an appropriate notice setting forth such holder’s rights pursuant thereto. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon settlement of Continuing RSUs pursuant to the terms set forth in this Section 3.5. In the event that the Parent Stockholders do not approve the 2024 Long-Term Incentive Plan at the Parent Meeting, as of the Effective Time, Parent shall assume the obligations and succeed to the rights of the Company under the Company Equity Plan. As soon as practicable (but in no event more than twenty (20) Business Days) after the Effective Time, the shares of Parent Common Stock subject to the Continuing RSUs shall be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as the Continuing RSUs remain outstanding. For the avoidance of doubt, in the event that the Parent Stockholders approve the 2024 Long-Term Incentive Plan at the Parent Meeting and Substitute RSUs are issued under the 2024 Long-Term Incentive Plan pursuant to Section 3.5(b), the Substitute RSUs shall be in addition to and will not reduce the share reserve under the 2024 Long-Term Incentive Plan.

Section 3.6 Withholding. Each of Parent, the Exchange Agent, Company, the Surviving Corporation and the Surviving Company, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as each is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury Regulations, or any applicable provision of U.S. state or local tax law or non-U.S. tax law. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the relevant party.

Section 3.7 Adjustments. If, after the date hereof and prior to the Effective Time, either (i) Parent pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any share of Parent Common Stock, or (ii) Company pays a distribution in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Company Common Stock, then the Per Share Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration or other dependent item, as applicable, subject to further adjustment in accordance with this sentence.

Section 3.8 Intended Tax Treatment. The relevant parties will (a) file and retain such information as will be required under Treasury Regulations Section 1.368-3 and (b) file all Tax Returns consistently with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law) or a change in applicable Law. Each of the parties agrees to use its respective reasonable best efforts (i) to promptly notify the other parties of any challenge to the Intended Tax Treatment by any Governmental Entity, and (ii) to provide such information as their relevant equityholders who qualify as “significant holders” may require to file a statement with their U.S. federal income tax return in accordance with Section 1.368-3(b) of the Treasury Regulations. None of the parties or their respective Affiliates will knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. In the event that the Mergers, taken together, would reasonably be likely to fail to qualify for the Intended Tax Treatment, the parties agree (x) to cooperate in good faith to explore such modifications to the structure or alternative structures as would permit the Mergers to qualify for the Intended Tax Treatment and (y) to the extent the parties agree to pursue any such modification or alternative structure in the exercise of their reasonable discretion, the parties will enter into an appropriate amendment to this Agreement to reflect such modification or alternative structure; provided, however, that any actions taken pursuant to this Section 3.8 will not prevent, delay or impede the Closing or impose any unreimbursed cost on any party without the consent of such party.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed (a) in the Company Registration Statement filed prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward-looking statements section or statements that are otherwise forward-looking, predictive, nonspecific or cautionary in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure or (b) in the disclosure letter delivered by Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all Sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), Company represents and warrants to Parent as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Company is (i) a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of Company.

(b) Each of Company’s Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite limited liability company, corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign limited liability company, corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Company has made available to Parent true and complete copies of the charter and bylaws (or similar organizational documents) of each of Company’s Subsidiaries. Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of Company and each Subsidiary’s jurisdiction of incorporation. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Subsidiaries is duly authorized, validly issued, fully paid (to the extent required by applicable Laws and the organizational documents of such Subsidiary) and nonassessable and owned, directly or indirectly, by Company or by a direct or indirect, wholly owned Subsidiary of Company, free and clear of any Liens. No direct or indirect Subsidiary of Company owns any shares of Company Common Stock or Company Equity Awards.

Section 4.2 Capitalization.

(a) The authorized share capital of Company consists of 20,000,000 shares of Company Common Stock.

(b) As of the close of business on March 15, 2024 (the “Company Capitalization Date”), there were (i) 15,393,464 shares of Company Common Stock issued and outstanding and (ii) Company Equity Awards in respect of an aggregate of 1,705,434 shares of Company Common Stock, 1,260,028 of which are issuable upon exercise of Company Options and 445,406 of which are issuable upon vesting and settlement of Company RSUs. As of the Company Capitalization Date, there were 294,566 shares of Company Common Stock available for issuance under the Company Equity Plan. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Company Capitalization Date, Company has not issued any shares of Company Common Stock, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any shares of Company Common Stock, voting securities or other equity interests other than upon settlement or issuance in respect of Company Equity Awards.

(c) Except as set forth in subsection (b) above and in the Stockholders Agreement, as of the date of this Agreement, (i) Company does not have any shares of Company Common Stock issued or outstanding other than shares of Company Common Stock that have become outstanding after the Company Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (b) above, (ii) there are no outstanding subscriptions, options, warrants, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of shares of Company Common Stock (or other property in respect of the value thereof) to which Company or any of Company’s Subsidiaries is a party obligating Company or any of Company’s Subsidiaries to (A) issue, transfer or sell any shares of Company Common Stock or other equity interests of Company or any Subsidiary of Company or securities convertible into or exchangeable for such shares of Company Common Stock or other limited liability company interests, voting securities or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, preemptive rights, phantom stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, and (iii) there are no outstanding obligations of Company or any Subsidiary of Company to make any payment based on the price or value of any capital stock or other equity securities of Company or any of its Subsidiaries.

(d) Neither Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(e) Except as set forth in the Stockholders Agreement, there are no voting trusts or other agreements or understandings to which Company or any of its Subsidiaries is a party with respect to the voting of Company Common Stock or company interests, voting securities or other equity interests of Company or any of its Subsidiaries.

Section 4.3 Authority Relative to this Agreement; No Violation.

(a) Company has the requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The Company Board has (i) determined, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL, that it is advisable, fair to and in the best interests of Company and Company Stockholders to consummate the transactions contemplated by this Agreement, including the Mergers, (ii) approved and declared advisable this Agreement and (iii) resolved to submit and recommend the adoption of this Agreement by

Company Stockholders (the “Company Recommendation”) and directed that such matter be submitted for consideration by Company Stockholders. No other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement except for, with respect to the Mergers, obtaining the Company Stockholder Approval and the filing of each of the First Certificate of Merger and Second Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by Company and, assuming this Agreement constitutes the valid and binding agreement of each Parent Party, constitutes the valid and binding agreement of Company, enforceable against Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by Company of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement by Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the First Certificate of Merger and Second Certificate of Merger, (ii) (A) the filing of a pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (B) any filings under any other Antitrust Laws or Foreign Investment Laws set forth on Section 4.3(b) of the Company Disclosure Letter, (iii) compliance with the applicable requirements of the Exchange Act, (iv) compliance with the rules and regulations of any applicable stock exchange, (v) compliance with any applicable foreign or state securities or blue sky laws, and (vi) the other consents from and/or notices to Governmental Entities set forth on Section 4.3(b) of the Company Disclosure Letter (collectively, clauses (i) through (vi), the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification from or to a Governmental Entity the failure of which to make or obtain would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution, delivery and performance by Company of this Agreement and the consummation by Company of the First Merger and the other transactions contemplated by this Agreement (excluding, for the avoidance of doubt, other than in the case of the Credit Agreement and the Humble Lease, the Second Merger) do not and will not (i) assuming receipt of the Company Stockholder Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of Company or any of its Subsidiaries, or (ii) assuming compliance with the matters referenced in Section 4.3(b), receipt of the Specified Approvals and the receipt of the Company Stockholder Approval, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Company or any of its Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any Contract to which Company or any of its Subsidiaries or by which they or any of their respective properties or assets may be bound or affected, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Company or any of its Subsidiaries, other than, in the case of clauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Attached to Section 4.4(a) of the Company Disclosure Letter are: (i) Company’s unaudited condensed consolidated balance sheets as of September 30, 2023 (the “Latest Company Balance Sheet”) and December 31, 2022 and the related condensed consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for the nine (9) months ended September 30, 2023 and 2022, and (ii) Company’s audited consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive, changes in stockholders’ equity and cash flows for the fiscal years ended December 31, 2022 and 2021 (collectively, the “Company Financial Statements”). Except as set forth on Section 4.4(a) of the Company Disclosure Letter, the Company Financial Statements present fairly in all material respects, in accordance with GAAP, the consolidated financial condition and results of operations of Company and its Subsidiaries as of the dates and for the periods referred to therein applied on a consistent basis during the periods presented, except as may be indicated in the notes thereto and subject, in the case of the unaudited financial statements, to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from normal, year-end audit adjustments, none of which are expected to be material, made in the ordinary course of business.

(b) The books of account and other financial records of Company and its Subsidiaries have been kept accurately, in all material respects, in the ordinary course of business consistent with applicable Laws, and the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of Company have been properly recorded therein in all material respects.

(c) No bankruptcy, insolvency, winding up, or similar proceedings have occurred or are pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries or Company’s or any of its Subsidiaries’ properties or assets, and there is no basis therefor. Each of Company’s and its Subsidiaries is, and will be as of immediately prior to the Closing, financially solvent in accordance with GAAP.

Section 4.5 Internal Controls and Procedures.

(a) Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of Company are being executed and made only in accordance with appropriate authorizations of management and the Company Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) maintain accountability for assets, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of Company and its Subsidiaries. Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b) To the Knowledge of Company, from January 1, 2022 through the date of this Agreement, (i) neither Company nor any of its Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Company or any of its Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in unlawful accounting or auditing practices and (ii) there has been no material change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise) of Company that is not described in the Company Financial Statements. Since January 1, 2022, Company and its Subsidiaries have not identified and have not been advised in writing by the auditors of Company and its Subsidiaries of any fraud or allegation of fraud, whether or not material, that involves management or other employees of Company or any of its Subsidiaries who have a role in Company’s or any of its Subsidiaries internal controls over financial reporting.

Section 4.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the Latest Company Balance Sheet or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since January 1, 2023 and (d) for liabilities or obligations that have been discharged or paid in full, neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Company and its Subsidiaries, other than liabilities that do not constitute, and would not reasonably be expected to constitute, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Each of Company and its Subsidiaries is, and since January 1, 2022 (in the case of Company) and the later of January 1, 2022 and such Subsidiary’s respective date of incorporation, formation or organization (in the case of a Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign law, constitution, treaty, convention, statute, ordinance, rule, regulation, judgment, settlement, Order, arbitration award or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Anything contained in this Section 4.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 4.7(a) in respect of Anti-Corruption Laws, Anti-Money Laundering Laws, International Trade Laws, environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article IV.

(b) Company and its Subsidiaries comply, and have at all times within the past five (5) years complied, with Anti-Corruption Laws in all material respects. None of Company, any of its Subsidiaries, nor to the Knowledge of Company, any Person acting in their capacity for or on behalf of Company or any Company Subsidiaries, has within the past five (5) years, directly or indirectly, (a) violated any provision of any Anti-Corruption Law in any material respect; (b) unlawfully made, offered, promised, authorized, or promised to make or offer, any bribe, rebate, payoff, influence payment, commission, kickback, or anything of value in any material respect, including any unlawful reward, advantage, or benefit of any kind, to or for the benefit of any Government Official, for the purpose of (i) influencing any act or decision of such Government Official, (ii) inducing such Government Official to do or omit to do any act in violation of a lawful duty, or (iii) obtaining or retaining business for or with any Person, or (iv) expediting or securing the performance of official acts of a routine nature, in each case with respect to clauses (i)-(iv), in any material respect; (c) unlawfully paid, offered, promised to pay or offer, authorized, or ratified any bribe, rebate, payoff, payment, kickback, or other similar unlawful payment of any nature in any material respect; or (d) unlawfully made, offered, promised to make or offer, authorized, or ratified any contributions, gifts, entertainment, or other unlawful expenditures in any material respect.

(c) The operations of Company and its Subsidiaries are and for the past five (5) years have been conducted at all times in material compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Bank Secrecy Act of 1970, as amended by the USA PATRIOT ACT of 2001, and the rules and regulations promulgated thereunder, and the anti-money laundering laws of the jurisdictions in which the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulation or guidelines issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”).

(d) Each of Company and its Subsidiaries, including their respective directors, officers and, to the Knowledge of Company, employees or any Person acting in their capacity for or on behalf of Company or any of its Subsidiaries, are, have been for the past five (5) years, and continue to be in compliance in all material respects with International Trade Laws and have not taken any action that violates, evades or avoids, or attempts to violate, evade or avoid International Trade Laws in violation of International Trade Laws in any material respect.

(e) Neither Company nor any of its Subsidiaries, nor any of their respective directors, officers, nor, to the Knowledge of the Company, employees, have currently or during the past five (5) years been: (i) the target of any economic or financial sanctions administered or enforced by the United States (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce or the U.S. Department of State), the European Union, the United Kingdom (including His Majesty’s Treasury), or the United Nations Security Council (collectively, “Sanctions”), (ii) located, organized, or resident in a country or territory that is the target of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria,

Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Zaporizhzhia and Kherson regions of Ukraine), or (iii) owned, 50% or more, individually or in the aggregate by, controlled by, or acting on behalf of a Person described in clause (i) or (ii) above so that it would be subject to the same Sanctions as such Person.

(f) Company and its Subsidiaries have instituted, and maintain, policies and procedures reasonably designed to promote and achieve continued compliance with applicable International Trade Laws and Anti-Corruption Laws.

(g) There is no investigation or review by any Governmental Entity covering Company or any of its Subsidiaries or voluntary or other disclosure by Company or any of its Subsidiaries to any Governmental Entity related to any potential or actual material violation by the Company or any of its Subsidiaries, including any of their respective directors, officers and, to the Knowledge of Company, employees or any Person acting in their capacity for or on behalf of Company or any of its Subsidiaries, of Anti-Corruption Laws, Anti-Money Laundering Laws or International Trade Laws pending (or, to the Knowledge of Company, threatened).

(h) Each of Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of Company Permits would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of Company, threatened, except where such suspension or cancellation would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Company and its Subsidiaries are not, and since January 1, 2022 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Environmental Laws.

(a) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) neither Company nor any of its Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Company or any of its Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, except in each clauses (A) and (B), for such matters that have been fully resolved and are not a source of ongoing obligations or requirements, (iii) neither Company nor any of its Subsidiaries has handled, treated, stored, transported, disposed of, arranged for or permitting the disposal of, or released any Hazardous Substances, or owned or operated any property or facility (and, to the Knowledge of Company, there have been no releases of Hazardous Substances to or from any property or facility owned, operated or otherwise used by Company or any of its Subsidiaries), in each case, in a manner that has given or would reasonably be expected to give rise to liability of Company or any of its

Subsidiaries pursuant to any Environmental Law, (iv) neither Company nor any of its Subsidiaries is subject to any outstanding Order or pending Action or, to the Knowledge of Company, threatened Action pursuant to any Environmental Law, (v) to the Knowledge of Company, neither Company nor any of its Subsidiaries has owned, leased or operated a site or disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, (vi) each of Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity (“Environmental Permits”) required by Environmental Law for Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, and all such Environmental Permits are in full force and effect, free from breach, and the transactions contemplated by this Agreement will not adversely affect them, and (vii) neither Company nor any of its Subsidiaries has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

(b) To the Knowledge of Company, Company has delivered or made available to Parent all material environmental audits, reports and other material environmental documents relating to Company’s facilities or operations including the Company Real Property and any other real property previously owned or operated by Company, that are in its possession, custody or under its reasonable control.

(c) As used in this Agreement, “Environmental Law” means any Law relating to (i) the preservation, remediation, restoration or protection of the environment, natural resources or, to the extent related to exposure to Hazardous Substances, human health and safety or (ii) the manufacture, production, use, storage, recycling, testing, treatment, generation, transportation, handling, release, disposal, cleanup or control of Hazardous Substances.

(d) As used in this Agreement, “Hazardous Substance” means substance, material or waste which is regulated by any Environmental Law based on its effect or potential effect on human health and safety or the environment, including any substance, material or waste listed, defined, designated or classified as a pollutant or contaminant or as hazardous or toxic under any Environmental Law. Hazardous Substance includes asbestos, or asbestos-containing material, petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, radioactive material, per- or polyfluoroalkyl substances and polychlorinated biphenyls.

Section 4.9 Employee Benefit Plans.

(a) Section 4.9(a)(i) of the Company Disclosure Letter lists each material Company Benefit Plan. Section 4.9(a)(ii) of the Company Disclosure Letter separately identifies each such Company Benefit Plan that is not subject to United States laws maintained primarily in respect of any current or former employees, officers, directors or consultants of Company or its Subsidiaries who are located outside of the United States (a “Foreign Company Benefit Plan”) and the non-United States jurisdiction applicable to each Foreign Company Benefit Plan. Company has, prior to the date of this Agreement, made available to Parent true and complete copies of each material Company Benefit Plan and certain related documents, including (i) each writing constituting a part of such Company Benefit Plan, including all material amendments thereto; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (iii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for such Company Benefit Plan; (iv) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan, if any; (v) the most recent actuarial report, financial statement or valuation report for such Company Benefit Plan, if any; and (vi) all material correspondence to or from any Governmental Entity relating to such Company Benefit Plan.

(b) Except as would not result or reasonably be expected to result in a material liability to Company: (i) each Company Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Company Benefit Plan provides, and neither Company nor any of its Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or consultants of Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) no events have occurred that could result in a payment by or assessment against Company or any of its Subsidiaries of any excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code; (v) all premiums and contributions or other amounts payable by Company or its Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); and (vi) there are no pending, or, to the Knowledge of Company, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Company Benefit Plans.

(c) Neither Company nor any of its ERISA Affiliates sponsors, maintains or contributes to (or is obligated to contribute to) or, within the last six (6) years, sponsored or maintained, contributed to or been obligated to contribute to, or has any liability with respect to: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to subject to Title IV of ERISA, Sections 412, 430 or 4971 of the Code or Section 302 of ERISA (including any Multiemployer Plan), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Neither Company nor any of its ERISA Affiliates have any liability as a result of a failure to comply with the continuing coverage requirements of COBRA.

(d) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” complies in all material respects with the requirements of Section 409A of the Code by its terms and has been operated in all material respects in accordance with such requirements.

(e) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Company or any of its Subsidiaries to any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer or (iii) limit or restrict the right of Company to merge, amend or terminate any Company Benefit Plan. No amount that could become payable to any Company employee or service provider in connection with the consummation of the transaction (either alone or in combination with any other event) will constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(f) Neither Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

(g) Each Foreign Company Benefit Plan has been established, maintained, and administered in all material respects in accordance with its terms and applicable Law, and, if intended to qualify for special tax treatment, meets all the requirements for such treatment and there are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect such special tax treatment. All employer and employee contributions to each Foreign Company Benefit Plan required by its terms or applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign

Company Benefit Plan have been timely paid in full, in each case in all material respects. The fair market value of the assets of each funded Foreign Company Benefit Plan, the liability of each insurer for any Foreign Company Benefit Plan funded through insurance or the book reserve established for any Foreign Company Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuation most recently used to determine employer contributions for such Foreign Company Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. Each Foreign Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 4.10 Absence of Certain Changes or Events.

(a) From January 1, 2023 through the date of this Agreement, other than the transactions contemplated by this Agreement, Company and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) Since January 1, 2023, there has not been any event or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of Company, threatened) by any Governmental Entity with respect to Company or any of its Subsidiaries that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending (or, to the Knowledge of Company, threatened) against or affecting Company or any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (excluding those that are issuable to the Consenting Stockholders) (including any amendments or supplements thereto, the “Registration Statement”) or (ii) the proxy statement to be sent to Parent Stockholders regarding the transactions contemplated by this Agreement in connection with the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment, and the 2024 LTIP Adoption soliciting the Parent Stockholder Approval sought by vote at the Parent Meeting (including any amendments or supplements thereto, and which will be included in the Registration Statement, the “Proxy Statement/Prospectus”) will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Proxy Statement/Prospectus is first mailed to Parent Stockholders, at the time of any amendment or supplement thereto, or at the time of the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Company with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Company.

Section 4.13 Tax Matters.

(a) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all material respects; (ii) Company and each of its Subsidiaries have timely paid in full all Taxes required to be paid whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to Company or any of its Subsidiaries; (iii) Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (iv) to the Knowledge of Company, there are no outstanding, pending or threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes of Company or any of its Subsidiaries; (v) neither Company nor any of its Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (vi) there are no Liens for Taxes upon any property of Company or any of its Subsidiaries, except for Permitted Liens; (vii) neither Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two (2) year period ending on the date of this Agreement; (viii) neither Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2); (ix) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to Company or any of its Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither Company nor any of its Subsidiaries is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xi) neither the Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than (A) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes, and (B) any agreement or arrangement solely between or among the Company and/or any of its Subsidiaries; (xii) no written claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns of a certain type that any such entity is or may be subject to Taxes in that jurisdiction of such type; and (xiii) neither Company nor any of its Subsidiaries has been, at any time after December 31, 2021, a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was Company.

(b) As used in this Agreement, (i) “Taxes” means any and all (A) U.S. federal, state, local or non-U.S. taxes, social security contributions, customs, duties or other governmental assessments of any kind whatsoever (whether payable directly or by withholding) (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, disability, net worth, excise, withholding, ad valorem, value added, gains, transfer, environmental (including taxes under prior Section 59A of the Code), license, stamp, occupation, severance, premium, registration, estimated, alternative or add-on minimum tax, (B) any liability for payments of amounts described in clause (A) whether as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law, and (C) any liability for any payments of amounts described in clause (A) or (B) as a result of any tax sharing, tax indemnity, tax reimbursement, tax receivable, tax allocation or similar contract or arrangement, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or statement related to Taxes.

Section 4.14 Labor Matters.

(a) None of the employees of Company or any of its Subsidiaries is represented in his or her capacity as an employee of Company or any Subsidiary by any union or other labor organization. Neither Company nor any Subsidiary is, or has been during the period from January 1, 2022 to the date of this Agreement, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. As of the date of this Agreement, (i) there are no, and have not been during the two (2)-year period preceding the date of this Agreement any efforts by any labor organization to unionize, strikes, lockouts, slowdowns, or work stoppages in effect with respect to employees of Company or any of its Subsidiaries, (ii) to the Knowledge of Company, there is no, and has not been during the two (2)-year period preceding the date of this Agreement any, formal union organizing effort pending against Company or any of its Subsidiaries, and (iii) there is no, and has not been during the two (2)-year period preceding the date of this Agreement any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has a duty to bargain with any union or other labor organization.

(b) Neither Company nor any of its Subsidiaries has received written notice during the past two (2) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Company or any of its Subsidiaries with respect to such matters and, to the Knowledge of Company, no such investigation is in progress or threatened. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company and each of its Subsidiaries are, and during the two (2)-year period preceding the date of this Agreement have been, in compliance with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment, wages and hours, Fair Labor Standards Act exempt/non-exempt classifications, and occupational safety and health, and classifications of service providers as employees and/or independent contractors. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no employment-related Actions pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries.

(c) Neither Company nor any of its Subsidiaries has any liability under the Worker Adjustment and Retraining Act of 1988 or any similar state, local or other applicable Laws related to plant closings, relocations, mass layoffs and employment losses as a result of any action taken by Company or any of its Subsidiaries that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15 Intellectual Property.

(a) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company and its Subsidiaries either own, free and clear of any and all Liens (other than Permitted Liens), or have a valid and enforceable right to use all Intellectual Property necessary to conduct the business of Company and its Subsidiaries as currently conducted by Company and its Subsidiaries. All Intellectual Property owned by Company and its Subsidiaries is, to the Knowledge of Company, valid, subsisting and enforceable. Company and its Subsidiaries have taken reasonable measures to protect the secrecy, confidentiality and value of all Trade Secrets used in the businesses of Company and its Subsidiaries. To the Knowledge of Company, (i) neither Company nor any of its Subsidiaries is currently infringing, misappropriating or violating, or has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or licensed to Company or any of its Subsidiaries. Except as listed on Section 4.15(a) of the Company Disclosure Letter, as of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of Company, threatened that (A) challenge or question Company’s ownership or right to use Intellectual Property of Company or any of its Subsidiaries or (B) assert infringement, misappropriation or violation by Company or any of its Subsidiaries of any Intellectual Property of a third party. Neither Company nor any of its Subsidiaries (i) has disclosed, distributed, licensed or made available to any Person any source code for any software owned by Company or any of its Subsidiaries, or (ii) is subject to any duty or obligation to disclose, distribute, license or make available to any Person any such source code, including under any escrow arrangement, except, in each case, pursuant to confidentiality or non-disclosure agreements that reasonably protect the interest of Company and its Subsidiaries in and to such source code. Neither Company nor any of its Subsidiaries has used Open Source Software in a manner that obligates Company or any of its Subsidiaries to disclose, make available, offer or deliver any portion of the source code of any proprietary software of Company or any of its Subsidiaries to any third party or otherwise affects Company’s or any of its Subsidiaries’ freedom of action with respect to the use or distribution of such software. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 4.15(a).

(b) Company and its Subsidiaries have taken commercially reasonable steps to protect the information technology systems used in connection with the conduct of the business of Company and its Subsidiaries (“IT Systems”) from Contaminants. As used in this Agreement, “Contaminants” means any material “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users. Company and its Subsidiaries own or have rights to access and use all IT Systems. To the Knowledge of Company, (i) there have been no material unauthorized intrusions or breaches of the security of Company’s or any of its Subsidiaries’ IT Systems, and (ii) Trade Secrets, the data and information which they store or process has not been corrupted in any material discernible manner or accessed or used without Company’s or any of its Subsidiaries’ authorization.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures (which are in conformance with reputable industry practice), relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Company or any of its Subsidiaries (“Company Personal Information”) and (ii) all Contracts under which Company or any of its Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Company or any of its Subsidiaries. Since January 1, 2022, no Company Personal Information has been the subject of any unauthorized access, use, or hacking.

Section 4.16 Real Property; Personal Property. Section 4.16 of the Company Disclosure Letter lists each real property leased by Company or its Subsidiaries (the “Company Leased Real Property”) and each real property owned by Company or its Subsidiaries (the “Company Owned Real Property”; and, together with the Company Leased Real Property, the “Company Real Property”), which comprises all of the real property occupied or otherwise used in the operation of Company’s business. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company or a Subsidiary of Company has good and valid title to all of the Company Owned Real Property and good title to all its owned personal property and has valid leasehold or subleasehold interests in all of Company Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Company Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein. Neither Company nor any of its Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Lease is a valid and binding obligation of Company or the Subsidiary of Company which is party thereto and, to the Knowledge of Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 4.17 Material Contracts. A true and complete copy of each Company Material Contract (including any amendments thereto) has been made available to Parent prior to the date of this Agreement. Neither Company nor any Subsidiary of Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of Company or the Subsidiary of Company which is party thereto and, to the Knowledge of Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither Company nor any of its Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Company, a breach or default on the part of Company or any of its Subsidiaries under a Company Material Contract, and (ii) no party to any Company Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 4.18 Insurance Policies. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material insurance policies (“Policies”) covering Company and its Subsidiaries and their respective assets, properties and operations provide insurance in such amounts and against such risks as is commercially reasonable and (b) all of the Policies are in full force and effect. Since January 1, 2022 through the date of this Agreement, neither Company nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of Company or any of its Subsidiaries.

Section 4.19 Affiliate Transactions. Except for (a) Contracts filed or incorporated by reference as an exhibit to the Company Registration Statement and (b) the Company Benefit Plans, Section 4.19 of the Company Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Company or its Subsidiary and, on the other hand, any (i) present executive officer or director of Company or its Subsidiary or any person that has served as an executive officer or director of Company or its Subsidiary within the last five (5) years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than five percent (5%) of the shares of Company Common Stock as of the date of this Agreement or (iii) to the Knowledge of Company, any affiliate of any such officer, director or owner (other than Company or its Subsidiary).

Section 4.20 Finders or Brokers. Except as set forth on Section 4.20 of the Company Disclosure Letter, neither Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 4.21 Required Vote of the Company Stockholders. The affirmative vote of the Requisite Company Stockholders to adopt this Agreement is the only vote of holders of securities or other equity interests of Company which is required to approve and adopt this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement (the “Company Stockholder Approval”).

Section 4.22 Certain Arrangements. To the Knowledge of Company, there are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Company or any of its Affiliates, on the one hand, and any beneficial owner of outstanding shares of Parent Common Stock or any member of Parent’s management or Parent Board, on the other hand, relating in any way to Parent, Parent’s securities, the transactions contemplated by this Agreement or to the operations of Parent after the Effective Time.

Section 4.23 Ownership of Parent Shares. Neither Company nor any of its Subsidiaries or its or their Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or any securities of any Subsidiary of Parent, and none of Company, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Parent Common Stock except pursuant to this Agreement.

Section 4.24 Takeover Laws. Assuming the representations and warranties of Parent set forth in Section 5.27 are true and correct, the Company Board has taken all necessary actions such that no restriction under any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover Law (each, a “Takeover Law”) is applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 4.25 Customers and Suppliers. Company has made available to Parent a list of the 10 largest customers (by revenues received) (collectively, “Company Major Customers”) and the 10 largest suppliers (by amounts spent) of Company and its Subsidiaries, taken as a whole, in each case for the twelve (12) month period ended December 31, 2023. Since December 31, 2023 and through the date of this Agreement, to the Knowledge of Company, (a) no such Company customer or supplier has cancelled or otherwise terminated its relationship with Company or any of its Subsidiaries and (b) no such Company customer or supplier has threatened in writing to cancel or otherwise terminate its relationship with Company or any of its Subsidiaries or its usage of the services of the Company or any of its Subsidiaries.

Section 4.26 Pending Transactions. None of Company or any Subsidiary of Company is a party to any pending equity investment, or transaction to acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any person or portion thereof, or otherwise acquire any assets, where the entering into of a definitive agreement relating to or the consummation of such transaction would reasonably be expected to (a) impose any delay in the obtaining of, or increase the risk of not obtaining, the consents, approvals, authorizations or waivers of any Governmental Entity necessary to consummate the Mergers or the expiration of termination of any applicable waiting period, (b) increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of the Mergers, (c) delay the consummation of the Mergers, or (d) otherwise result, or would reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

Section 4.27 No Additional Representations. Except for the representations and warranties contained in this Article IV, neither Company nor any other Person makes any other express or implied representation or warranty on behalf of Company or any of its Affiliates. Company acknowledges that none of Parent or any other Person has made any representation or warranty, express or implied except as expressly set forth in Article V, and Company has not relied on any representation other than those expressly set forth in Article V. Without limiting the foregoing, Company makes no representation or warranty to Parent with respect to any business or financial projection or forecast relating to Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Company, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any representations or warranties, and acknowledges and agrees that Parent has specifically disclaimed any express or implied representation or warranty made by any Person, other than those set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

Except as disclosed (a) in the Parent SEC Documents filed prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward-looking statements section or statements that are otherwise forward-looking, predictive, nonspecific or cautionary in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure or (b) in the disclosure letter delivered by Parent to Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all Sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), the Parent Parties, jointly and severally, represent and warrant to Company as follows:

Section 5.1 Qualification, Organization, Subsidiaries, etc.

(a) Each Parent Party is (i) a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) qualified to do business and is in good standing as a foreign corporation or limited liability company in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Parent Party has made available to Company true and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of the Parent Parties.

(b) Each of Parent’s Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite limited liability company, corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign limited liability company, corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to Company true and complete copies of the charter and bylaws (or similar organizational documents) of each of Parent’s Subsidiaries. Section 5.1(b) of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent and each Subsidiary’s jurisdiction of incorporation. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Subsidiaries is duly authorized, validly issued, fully paid (to the extent required by applicable Laws and the organizational documents of such Subsidiary) and nonassessable and owned, directly or indirectly, by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any Liens.

Section 5.2 Capital Stock.

(a) (i) The authorized share capital of Parent consists of (A) 100,000,000 shares of Parent Common Stock and (B) 10,000,000 shares of preferred stock, par value $0.01 per share; and (ii) there were 100 Merger Sub Shares issued and outstanding.

(b) As of the close of business on March 15, 2024 (the “Parent Capitalization Date”), there were (i) 34,419,768 shares of Parent Common Stock issued and outstanding, (ii) no outstanding Parent Options,

(iii) 650,389 outstanding Parent Restricted Shares, including (A) 588,036 shares issued to officers and employees and (B) 62,353 shares issued to directors, (iv) 395,902 shares of Parent Common Stock subject to issuance pursuant to outstanding Parent Performance Units (assuming Parent Performance Units are issued at target) and (v) no shares of Parent Common Stock held by Parent in its treasury. As of the Parent Capitalization Date, there were 634,997 shares of Parent Common Stock available for issuance under the Parent Equity Plan (assuming outstanding Parent Performance Units are issued at target). As of the Parent Capitalization Date, there were 100 Merger Sub Shares issued and outstanding, and Parent owned all LLC Sub Membership Interests issued and outstanding. All outstanding shares of Parent Common Stock, Merger Sub Shares and LLC Sub Membership Interests are duly authorized, validly issued, fully paid (to the extent required by applicable Laws and the organizational documents of each relevant entity) and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Parent Capitalization Date, Parent has not issued any shares of its capital stock, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or other equity interests, and Merger Sub and LLC Sub have not issued any shares of its capital stock, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or other equity interests.

(c) Except as set forth in subsection (b) above, as of the date of this Agreement, (i) none of the Parent Parties has any shares of its capital stock or other equity interests issued or outstanding other than shares of Parent Common Stock, Merger Sub Shares and LLC Sub Membership Interests that have become outstanding after the Parent Capitalization Date which were issued or reserved for issuance as of such date, as set forth in subsection (b) above, (ii) other than this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of capital stock (or other property in respect of the value thereof) to which Parent or any of Parent’s Subsidiaries is a party obligating Parent or any of Parent’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares of Parent Common Stock or other limited liability company interests, voting securities or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, and (iii) other than this Agreement, there are no outstanding obligations of Parent or any Subsidiary of Parent to make any payment based on the price or value of any capital stock or other equity securities of Parent or any of its Subsidiaries.

(d) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with Parent Stockholders on any matter.

(e) Other than as contemplated under this Agreement, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of voting securities, the capital stock or other equity interests of Parent or any of its Subsidiaries.

(f) Subject to the receipt of the Parent Stockholder Approval, the shares of Parent Common Stock to be issued as part of the Aggregate Merger Consideration, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

Section 5.3 Authority Relative to this Agreement; No Violation.

(a) Parent has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Stockholder Approval, to consummate the transactions contemplated by this Agreement. Each of Merger Sub and LLC Sub has all requisite corporate or limited liability company power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The Parent Board at a duly held meeting has (i) determined, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL, that it is advisable, fair to and in the best interests of Parent and Parent Stockholders to effect the transactions contemplated by this Agreement, the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment and the 2024 LTIP Adoption, (ii) approved and declared advisable this Agreement, the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment and the 2024 LTIP Adoption, (iii) resolved to recommend the approval of the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment and the 2024 LTIP Adoption by Parent Stockholders (the “Parent Recommendation”) and (iv) directed that such matters be submitted for consideration by Parent Stockholders at the Parent Meeting. The Merger Sub Board at a duly held meeting has (i) determined, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL, that it is advisable, fair to and in the best interests of Merger Sub and its sole stockholder to consummate the transactions contemplated by this Agreement, including the Mergers, (ii) approved and declared advisable this Agreement and (iii) resolved to submit and recommend the adoption of this Agreement by Merger Sub’s sole stockholder. Parent, as sole member of LLC Sub, has approved and adopted this Agreement concurrently with its execution pursuant to Section 18-404 of the DLLCA. No other corporate proceedings on the part of Parent are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement except for obtaining the Parent Stockholder Approval and the filing of the Parent Certificate of Incorporation Amendment with the Secretary of State of the State of Delaware. No other corporate or limited liability company proceedings on the part of Merger Sub or LLC Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement except for obtaining the adoption of this Agreement by the sole stockholder of Merger Sub and the sole member of LLC Sub and the filing of the First Certificate of Merger and the Second Certificate of Merger, as applicable, with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by each Parent Party and, assuming this Agreement constitutes the valid and binding agreement of Company, this Agreement constitutes the valid and binding agreement of each Parent Party, enforceable against each Parent Party in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by each Parent Party of this Agreement and the consummation of the First Merger and Second Merger, as applicable, and the other transactions contemplated by this Agreement by the Parent Parties do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the First Certificate of Merger, Second Certificate of Merger and the Parent Certificate of Incorporation Amendment, (ii) (A) the filing of a pre-merger notification and report form under the HSR Act and (B) any filings under any other Antitrust Laws or Foreign Investment Laws set forth on Section 5.3(b) of the Parent Disclosure Letter, (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Proxy Statement/Prospectus with the SEC, (iv) compliance with the rules and regulations of any applicable stock exchange, (v) compliance with any applicable foreign or state securities or blue sky laws, and (vi) the other consents from and/or notices to Governmental Entities set forth on Section 5.3(b) of the Parent Disclosure Letter (collectively, clauses (i) through (vi), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification from or to a Governmental Entity the failure of which to make or obtain would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution, delivery and performance by each Parent Party of this Agreement and the consummation by the Parent Parties of the First Merger and Second Merger, as applicable, and the other transactions contemplated by this Agreement do not and will not (i) assuming receipt of the Parent Stockholder Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries or (ii) assuming compliance with the matters referenced in Section 5.3(b), receipt of the Parent Approvals and the receipt of the Parent Stockholder Approval, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract to which Parent or any of its Subsidiaries or by which they or any of their respective properties or assets may be bound or affected or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4 Reports and Financial Statements.

(a) Parent has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC since January 1, 2021 (as amended and supplemented from time to time, the “Parent SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Parent and its Subsidiaries included in the Parent SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, and except that the unaudited statements may not contain footnotes and are subject to normal year-end adjustments), were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Subsidiaries of Parent is required to file periodic reports with the SEC.

(c) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q and each amendment of any such report included in the Parent SEC Documents filed since January 1, 2021, the principal executive officer and principal financial officer of Parent (or each former principal executive officer and each former principal financial officer of Parent) have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates (except for such certifications contained in a Parent SEC Document that was subsequently amended).

(d) Since January 1, 2021, there has been no change in Parent’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to Parent’s financial statements except as described in the Parent SEC Documents or except as may be required by any regulatory authority. The reserves reflected in Parent’s financial statements are in accordance with GAAP and have been calculated in a consistent manner.

(e) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and

13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, since January 1, 2021, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of Parent.

(f) No bankruptcy, insolvency, winding up, or similar proceedings have occurred or are pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or Parent’s or any of its Subsidiaries’ properties or assets, and there is no basis therefor. Each of Parent’s and its Subsidiaries is, and will be as of immediately prior to the Closing, financially solvent in accordance with GAAP.

Section 5.5 Internal Controls and Procedures.

(a) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2023, and such assessment concluded that such controls were effective and did not identify any (A) “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance regarding the reliability of financing reporting and the preparation of financial statements for external purposes in accordance with GAAP (including (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that would materially affect Parent’s financial statements).

(b) To the Knowledge of Parent, from January 1, 2022 through the date of this Agreement, (i) neither Parent nor any of its Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Parent or any of its Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in unlawful accounting or auditing practices and (ii) there has been no material change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise) of Parent that is not described in the consolidated financial statements (including all related notes and schedules) of Parent and its Subsidiaries included in the Parent SEC Documents. Since January 1, 2022, Parent and its Subsidiaries have not identified and have not been advised in writing by the auditors of Parent and its Subsidiaries of any fraud or allegation of fraud, whether or not material, that involves management or other employees of Parent or any of its Subsidiaries who have a role in Parent’s or any of its Subsidiaries internal controls over financial reporting.

Section 5.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2023 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since January 1, 2023 and (d) for liabilities or obligations that have been discharged or paid in full, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries, other than liabilities that do not constitute, and would not reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.7 Compliance with Law; Permits.

(a) Each of Parent and its Subsidiaries is, and since January 1, 2022 (in the case of Parent) and the later of January 1, 2022 and such Subsidiary’s respective date of incorporation, formation or organization (in the case of a Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Anything contained in this Section 5.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 5.7(a) in respect of Anti-Corruption Laws, Anti-Money Laundering Laws, International Trade Laws, environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article V.

(b) Parent and its Subsidiaries comply, and have at all times within the past five (5) years complied, with Anti-Corruption Laws in all material respects. None of Parent, any of its Subsidiaries, nor to the Knowledge of Parent, any Person acting in their capacity for or on behalf of Parent or any Parent Subsidiaries, has within the past five (5) years, directly or indirectly, (a) violated any provision of any Anti-Corruption Law in any material respect; (b) unlawfully made, offered, promised, authorized, or promised to make or offer, any bribe, rebate, payoff, influence payment, commission, kickback, or anything of value in any material respect, including any unlawful reward, advantage, or benefit of any kind, to or for the benefit of any Government Official, for the purpose of (i) influencing any act or decision of such Government Official, (ii) inducing such Government Official to do or omit to do any act in violation of a lawful duty, or (iii) obtaining or retaining business for or with any Person, or (iv) expediting or securing the performance of official acts of a routine nature in each case with respect to clauses (i)-(iv), in any material respect; (c) unlawfully paid, offered, promised to pay or offer, authorized, or ratified any bribe, rebate, payoff, payment, kickback, or other similar unlawful payment of any nature in any material respect; or (d) unlawfully made, offered, promised to make or offer, authorized, or ratified any contributions, gifts, entertainment, or other unlawful expenditures in any material respect.

(c) The operations of Parent and its Subsidiaries are and for the past five (5) years have been conducted at all times in material compliance with the requirements of Anti-Money Laundering Laws.

(d) Each of Parent and its Subsidiaries, including their respective directors, officers, and, to the Knowledge of Parent, employees or any Person acting in their capacity for or on behalf of Parent or any of its Subsidiaries, are, have been for the past five (5) years, and continue to be in compliance in all material respects with International Trade Laws and have not taken any action that violates, evades or avoids, or attempts to violate, evade or avoid International Trade Laws in violation of International Trade Laws in any material respect.

(e) Neither Parent nor any of its Subsidiaries, nor any of their respective directors, officers, nor, to the Knowledge of Parent, employees, have currently or during the past five (5) years been: (i) the target of any Sanctions, (ii) located, organized, or resident in a country or territory that is the target of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria, Crimea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Zaporizhzhia and Kherson regions of Ukraine), or (iii) owned, 50% or more, individually or in the aggregate by, controlled by, or acting on behalf of a Person described in clause (i) or (ii) above so that it would be subject to the same Sanctions as such Person.

(f) Parent and its Subsidiaries have instituted, and maintain, policies and procedures reasonably designed to promote and achieve continued compliance with applicable International Trade Laws and Anti-Corruption Laws.

(g) There is no investigation or review by any Governmental Entity covering Parent or any of its Subsidiaries or voluntary or other disclosure by Parent or any of its Subsidiaries to any Governmental Entity related to any potential or actual material violation by the Parent or any of its Subsidiaries, including any of their respective directors, officers, and, to the Knowledge of Parent, employees, or any Person acting in their capacity for or on behalf of Parent or any of its Subsidiaries, of Anti-Corruption Laws, Anti-Money Laundering Laws or International Trade Laws pending (or, to the Knowledge of Parent, threatened).

(h) Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are not, and since January 1, 2022 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Parent Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8 Environmental Laws.

(a) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) neither Parent nor any of its Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Parent or any of its Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, except in each clauses (A) and (B), for such matters that have been fully resolved and are not a source of ongoing obligations or requirements, (iii) neither Parent nor any of its Subsidiaries has handled, treated, stored, transported, disposed of, arranged for or permitting the disposal of, or released any Hazardous Substances, or owned or operated any property or facility (and, to the Knowledge of Parent, there have been no releases of Hazardous Substances to or from any property or facility owned, operated or otherwise used by Parent or any of its Subsidiaries), in each case, in a manner that has given or would reasonably be expected to give rise to liability of Parent or any of its Subsidiaries pursuant to any Environmental Law, (iv) neither Parent nor any of its Subsidiaries is subject to any outstanding Order or pending Action or, to the Knowledge of Parent, threatened Action pursuant to any Environmental Law, (v) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has owned, leased or operated a site or disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, (vi) each of Parent and its Subsidiaries is in possession of all

Environmental Permits required by Environmental Law for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, and all such Environmental Permits are in full force and effect, free from breach, and the transactions contemplated by this Agreement will not adversely affect them, and (vii) neither Parent nor any of its Subsidiaries has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

(b) To the Knowledge of Parent, Parent has delivered or made available to Company all material environmental audits, reports and other material environmental documents relating to Parent’s facilities or operations including the Parent Real Property and any other real property previously owned or operated by Parent, that are in its possession, custody or under its reasonable control.

Section 5.9 Employee Benefit Plans.

(a) Section 5.9(a)(i) of the Parent Disclosure Letter lists each material Parent Benefit Plan. Section 5.9(a)(ii) of the Parent Disclosure Letter separately identifies each such Parent Benefit Plan that is not subject to United States laws maintained primarily in respect of any current or former employees, officers, directors or consultants of Parent or its Subsidiaries who are located outside of the United States (a “Foreign Parent Benefit Plan”) and the non-United States jurisdiction applicable to each Foreign Parent Benefit Plan. Parent has, prior to the date of this Agreement, made available to Company true and complete copies of each material Parent Benefit Plan and certain related documents, including (i) each writing constituting a part of such Parent Benefit Plan, including all material amendments thereto; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (iii) the most recent determination letter from the IRS (if applicable) for such Parent Benefit Plan; (iv) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Parent Benefit Plan, if any; (v) the most recent actuarial report, financial statement or valuation report for such Parent Benefit Plan, if any; and (vi) all material correspondence to or from any Governmental Entity relating to such Parent Benefit Plan.

(b) Except as would not result or reasonably be expected to result in a material liability to Parent: (i) each Parent Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of Parent, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Parent Benefit Plan provides, and neither Parent nor any of its Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or consultants of Parent or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) no events have occurred that could result in a payment by or assessment against Parent or any of its Subsidiaries of any excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code; (v) all premiums and contributions or other amounts payable by Parent or its Subsidiaries as of the date of this Agreement with respect to each Parent Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); and (vi) there are no pending, or, to the Knowledge of Parent, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Parent Benefit Plans.

(c) Neither Parent nor any of its ERISA Affiliates sponsors, maintains or contributes to (or is obligated to contribute to) or, within the last six (6) years, sponsored or maintained, contributed to or been obligated to contribute to, or has any liability with respect to: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to subject to Title IV of ERISA, Sections 412, 430 or 4971 of the Code or Section 302 of ERISA (including any Multiemployer Plan), (ii) a “multiple employer plan” as defined in

Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Neither Parent nor any of its ERISA Affiliates have any liability as a result of a failure to comply with the continuing coverage requirements of COBRA.

(d) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” complies in all material respects with the requirements of Section 409A of the Code by its terms and has been operated in all material respects in accordance with such requirements.

(e) Except as set forth on Section 5.9(e) of the Parent Disclosure Letter, as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Subsidiaries to any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer or (iii) limit or restrict the right of Parent to merge, amend or terminate any Parent Benefit Plan. No amount that could become payable to any Parent employee or service provider in connection with the consummation of the transaction (either alone or in combination with any other event) will constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(f) Neither Parent nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

(g) Each Foreign Parent Benefit Plan has been established, maintained, and administered in all material respects in accordance with its terms and applicable Law, and, if intended to qualify for special tax treatment, meets all the requirements for such treatment and there are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect such special tax treatment. All employer and employee contributions to each Foreign Parent Benefit Plan required by its terms or applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Parent Benefit Plan have been timely paid in full, in each case in all material respects. The fair market value of the assets of each funded Foreign Parent Benefit Plan, the liability of each insurer for any Foreign Parent Benefit Plan funded through insurance or the book reserve established for any Foreign Parent Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuation most recently used to determine employer contributions for such Foreign Parent Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. Each Foreign Parent Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 5.10 Absence of Certain Changes or Events.

(a) From January 1, 2023 through the date of this Agreement, other than the transactions contemplated by this Agreement, Parent and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) Since January 1, 2023, there has not been any event or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries that would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material

Adverse Effect. There are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will, at the time the Registration Statement becomes effective under the Securities Act, at the time the Proxy Statement/Prospectus is first mailed to Parent Stockholders, at the time of any amendment or supplement thereto, or at the time of the Parent Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.12, no representation or warranty is made by the Parent Parties with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of the Parent Parties.

Section 5.13 Tax Matters. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all material respects; (ii) Parent and each of its Subsidiaries have timely paid in full all Taxes required to be paid whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to Parent or any of its Subsidiaries; (iii) Parent and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (iv) to the Knowledge of Parent, there are no outstanding, pending or threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Subsidiaries; (v) neither Parent nor any of its Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (vi) there are no Liens for Taxes upon any property of Parent or any of its Subsidiaries, except for Permitted Liens; (vii) neither Parent nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two (2) year period ending on the date of this Agreement; (viii) neither Parent nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2); (ix) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to Parent or any of its Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither Parent nor any of its Subsidiaries is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xi) neither Parent nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than (A) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes, and (B) any agreement or arrangement solely between or among the Parent and/or any of its Subsidiaries; (xii) no written claim has been made by any Governmental Entity in a jurisdiction where the Parent or any of its Subsidiaries does not file Tax Returns of a certain type that any such entity is or may be subject to Taxes in that jurisdiction of such type; (xiii) neither Parent nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was Parent; and (xiv) LLC Sub has been, since the date of its formation, an entity disregarded as separate from its owner for U.S. federal income tax purposes.

Section 5.14 Labor Matters.

(a) None of the employees of Parent or any of its Subsidiaries is represented in his or her capacity as an employee of Parent or any Subsidiary by any union or other labor organization. Neither Parent nor any Subsidiary is, or has been during the period from January 1, 2022 to the date of this Agreement, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. As of the date of this Agreement, (i) there are no, and have not been during the two (2)-year period preceding the date of this Agreement any efforts by any labor organization to unionize, strikes, lockouts, slowdowns, or work stoppages in effect with respect to employees of Parent or any of its Subsidiaries, (ii) to the Knowledge of Parent, there is no, and has not been during the two (2)-year period preceding the date of this Agreement any, formal union organizing effort pending against Parent or any of its Subsidiaries, and (iii) there is no, and has not been during the two (2)-year period preceding the date of this Agreement any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has a duty to bargain with any union or other labor organization.

(b) Neither Parent nor any of its Subsidiaries has received written notice during the past two (2) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Parent or any of its Subsidiaries with respect to such matters and, to the Knowledge of Parent, no such investigation is in progress or threatened. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are, and during the two (2)-year period preceding the date of this Agreement have been, in compliance with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment, wages and hours, Fair Labor Standards Act exempt/non-exempt classifications, and occupational safety and health, and classifications of service providers as employees and/or independent contractors. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no employment-related Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries has any liability under the Worker Adjustment and Retraining Act of 1988 or any similar state, local or other applicable Laws related to plant closings, relocations, mass layoffs and employment losses as a result of any action taken by Parent or any of its Subsidiaries that would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.15 Intellectual Property.

(a) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries either own, free and clear of any and all Liens (other than Permitted Liens), or have valid and enforceable right to use all Intellectual Property necessary to conduct the business of Parent and its Subsidiaries as currently conducted by Parent and its Subsidiaries. All Intellectual Property owned by Parent and its Subsidiaries is, to the Knowledge of Parent, valid, subsisting and enforceable. Parent and its Subsidiaries have taken reasonable measures to protect the secrecy, confidentiality and value of all Trade Secrets used in the businesses of Parent and its Subsidiaries. To the Knowledge of Parent, (i) neither Parent nor any of its Subsidiaries is currently infringing, misappropriating or violating, or has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or licensed to Parent or any of its Subsidiaries. Except as listed on Section 5.15(a) of the Parent Disclosure Letter, as of the date of this

Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of Parent, threatened that (A) challenge or question Parent’s ownership or right to use Intellectual Property of Parent or any of its Subsidiaries or (B) assert infringement, misappropriation or violation by Parent or any of its Subsidiaries of any Intellectual Property of a third party. Neither Parent nor any of its Subsidiaries (i) has disclosed, distributed, licensed or made available to any Person any source code for any software owned by Parent or any of its Subsidiaries, or (ii) is subject to any duty or obligation to disclose, distribute, license or make available to any Person any such source code, including under any escrow arrangement, except, in each case, pursuant to confidentiality or non-disclosure agreements that reasonably protect the interest of Parent and its Subsidiaries in and to such source code. Neither Parent nor any of its Subsidiaries has used Open Source Software in a manner that obligates Parent or any of its Subsidiaries to disclose, make available, offer or deliver any portion of the source code of any proprietary software of Parent or any of its Subsidiaries to any third party or otherwise affects Parent’s or any of its Subsidiaries’ freedom of action with respect to the use or distribution of such software. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 5.15(a).

(b) Parent and its Subsidiaries have taken commercially reasonable steps to protect their respective IT Systems from Contaminants. Parent and its Subsidiaries own or have rights to access and use all IT Systems. To the Knowledge of Parent, (i) there have been no material unauthorized intrusions or breaches of the security of Parent’s or any of its Subsidiaries’ IT Systems, and (ii) Trade Secrets, the data and information which they store or process has not been corrupted in any material discernible manner or accessed or used without Parent’s or any of its Subsidiaries’ authorization.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures (which are in conformance with reputable industry practice), relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Subsidiaries (“Parent Personal Information”) and (ii) all Contracts under which Parent or any of its Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Subsidiaries. Since January 1, 2022, no Parent Personal Information has been the subject of any unauthorized access, use, or hacking.

Section 5.16 Real Property; Personal Property. Section 5.16 of the Parent Disclosure Letter lists each real property leased by Parent or its Subsidiaries (the “Parent Leased Real Property”) and each real property owned by Parent or its Subsidiaries (the “Parent Owned Real Property”; and, together with Parent Leased Real Property, the “Parent Real Property”), which comprises all of the real property occupied or otherwise used in the operation of Parent’s business. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent has good and valid title to all of Parent Owned Real Property and good title to all its owned personal property and has valid leasehold or subleasehold interests in all of the Parent Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither Parent nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Parent Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Parent Owned Real Property or any portion thereof or interest therein. Neither Parent nor any of its Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Lease is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 5.17 Material Contracts. A true and complete copy of each Parent Material Contract (including any amendments thereto) has been made available to Company prior to the date of this Agreement. Neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract where such breach or default would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Parent, a breach or default on the part of Parent or any of its Subsidiaries under a Parent Material Contract, and (ii) no party to any Parent Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 5.18 Insurance Policies. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all material Policies covering Parent and its Subsidiaries and their respective assets, properties and operations provide insurance in such amounts and against such risks as is commercially reasonable and (b) all of the Policies are in full force and effect. Since January 1, 2022 through the date of this Agreement, neither Parent nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of Parent or any of its Subsidiaries.

Section 5.19 Affiliate Transactions. Except for (a) Contracts filed or incorporated by reference as an exhibit to the Parent SEC Documents and (b) the Parent Benefit Plans, Section 5.19 of the Parent Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Parent or its Subsidiary and, on the other hand, any (i) present executive officer or director of Parent or its Subsidiary or any person that has served as an executive officer or director of Parent or its Subsidiary within the last five (5) years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than five percent (5%) of the shares of Parent Common Stock as of the date of this Agreement or (iii) to the Knowledge of Parent, any affiliate of any such officer, director or owner (other than Parent or its Subsidiary).

Section 5.20 Finders or Brokers. Except for Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 5.21 Opinion of Parent’s Financial Advisor. The Parent Board has received the opinion of Citigroup Global Markets Inc., to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken as set forth therein, the Aggregate Merger Consideration provided for pursuant to this Agreement is fair, from a financial point of view, to Parent. A correct and complete copy of such written opinion will be made available to Company, for informational purposes only and solely on a non-reliance basis, promptly after receipt thereof by the Parent Board.

Section 5.22 Required Vote of Parent Stockholders. The affirmative vote of (a) the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on the Parent Certificate of Incorporation Amendment is the only vote of holders of securities of Parent which is required to approve the Parent Certificate of Incorporation Amendment, (b) a majority of the votes cast by the holders of the shares of Parent Common Stock present at the Parent Meeting on the Parent Stock Issuance is the only vote of holders of securities of Parent which is required to approve the Parent Stock Issuance and (c) a majority of the votes cast by the holders of the shares of Parent Common Stock present at the Parent Meeting on the 2024 LTIP Adoption is the only vote of holders of securities of Parent which is required to approve the 2024 LTIP Adoption (the votes specified in clauses (a) and (b), the “Parent Stockholder Approval”). The vote or consent of Parent (a) as the sole stockholder of Merger Sub and (b) as the sole member of LLC Sub (each of which have been obtained or will be obtained immediately following the execution hereof) to approve and/or adopt this Agreement is the only vote or consent of the holders of any class or series of capital stock or other equity interests of Merger Sub and LLC Sub necessary to approve this Agreement or the First Merger or Second Merger, as applicable, or the other transactions contemplated hereby.

Section 5.23 Certain Arrangements. To the Knowledge of Parent, there are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Parent or any of its Affiliates, on the one hand, and any beneficial owner of outstanding shares of Company Common Stock or any member of Company’s management or Company Board, on the other hand, relating in any way to Company, Company’s securities, the transactions contemplated by this Agreement or to the operations of Company after the Effective Time.

Section 5.24 Ownership of Company Shares. Neither Parent nor any of its Subsidiaries or its or their Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of Company, and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Company Common Stock except pursuant to this Agreement.

Section 5.25 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

Section 5.26 Ownership and Operations of LLC Sub. LLC Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Second Merger Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

Section 5.27 Takeover Laws. Assuming the representations and warranties of Company set forth in Section 4.22 are true and correct, the Parent Board has taken all necessary actions such that no restriction under any Takeover Law or any similar provisions of the restated certificate of incorporation (including Article EIGHTH thereof) and amended and restated bylaws of Parent is applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 5.28 Customers and Suppliers. Parent has made available to Company a list of the 10 largest customers (by revenues received) (collectively, “Parent Major Customers”) and the 10 largest suppliers (by amounts spent) of Parent and its Subsidiaries, taken as a whole, in each case for the twelve (12) month period ended December 31, 2023. Since December 31, 2023 and through the date of this Agreement, to the Knowledge of Parent, (a) no such Parent customer or supplier has cancelled or otherwise terminated its relationship with Parent or any of its Subsidiaries and (b) no such Parent customer or supplier has threatened in writing to cancel or otherwise terminate its relationship with Parent or any of its Subsidiaries or its usage of the services of Parent or any of its Subsidiaries.

Section 5.29 Pending Transactions. None of Parent or any Subsidiary of Parent is a party to any pending equity investment, or transaction to acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any person or portion thereof, or otherwise acquire any assets, where the entering into of a definitive agreement relating to or the consummation of such transaction would reasonably be expected to (a) impose any delay in the obtaining of, or increase the risk of not obtaining, the consents, approvals, authorizations or waivers of any Governmental Entity necessary to consummate the Mergers or the expiration of termination of any applicable waiting period, (b) increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of the Mergers, (c) delay the consummation of the Mergers, or (d) otherwise result, or would reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect.

Section 5.30 No Additional Representations. Except for the representations and warranties contained in this Article V, none of the Parent Parties nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its Affiliates. Each of the Parent Parties acknowledges that neither Company nor any other Person has made any representation or warranty, express or implied, except as expressly set forth in Article IV, and none of the Parent Parties has relied on any representation other than those expressly set forth in Article IV. Without limiting the foregoing, each of the Parent Parties makes no representation or warranty to Company with respect to any business or financial projection or forecast relating to Parent or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of the Parent Parties, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any representations or warranties, and acknowledges and agrees that Company has specifically disclaimed any express or implied representation or warranty made by any Person, other than those set forth in Article IV.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by Company.

(a) From and after the date of this Agreement and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated and abandoned pursuant to Section 8.1 (the “Termination Date”), and except (i) as may be required by applicable Law (including any Public Health Measures), (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 6.1(b) of the Company Disclosure Letter, Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to (1) conduct its business in the ordinary course of business in all material respects and (2) preserve substantially intact its present business organization.

(b) Without limiting the generality of the foregoing Section 6.1(a), between the date of this Agreement and the Effective Time or the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures), (B) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement, or (D) as set forth in Section 6.1(b) of the Company Disclosure Letter, Company shall not, and shall not permit any of its Subsidiaries to:

(i) other than the Company Closing Cash Dividend, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock, units or other securities of Company or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Company to Company or to any of its other wholly owned Subsidiaries;

(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Company which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) except as required by a Company Benefit Plan in effect on the date of this Agreement, (A) (1) increase the base salary, retainer or other fees or any other component of compensation for any director, executive officer, employee or individual independent contractor of Company or its Subsidiaries with an annual base compensation of more than $250,000, (2) increase the base salary, retainer or other fees or any other component of compensation for any director, executive officer, employee or individual independent contractor of Company or its Subsidiaries with an annual base compensation of less than $250,000 by more than five percent (5%) unless in the ordinary course of business consistent with past practice, or (3) increase the benefits provided to Company’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into any employment, change of control, severance or retention agreement with any employee with an annual base salary of more than $250,000, individual independent contractor with an annual compensation of in excess of $250,000, executive officer or director of Company or any of its Subsidiaries (except for separation agreements entered into in the ordinary course of business consistent with past practice in connection with terminations of employment); (C) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as permitted pursuant to clause (A) or (B) above, enter into, establish, adopt, amend, terminate or waive any rights with respect to, any material Company Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement); (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Company’s current or former employees, individual independent contractors, executive officers or directors; or (F) grant any new Company Equity Awards or other equity-based incentive awards;

(iv) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law;

(v) adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

(vi) except for transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in Company or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(vii) except for transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem, buy back or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Company Common Stock from a holder of Company Equity Awards in satisfaction of withholding obligations upon the settlement of such award;

(viii) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any Debt (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, (2) any Debt that will be cancelled or repaid prior to the Effective Time, (3) guarantees by Company of indebtedness for borrowed money of Subsidiaries of Company, which indebtedness is incurred in compliance with this Section 6.1(b), and (4) indebtedness for borrowed money that, together with the other Debt of Company and its Subsidiaries, minus all cash and cash equivalents of Company and its Subsidiaries, does not exceed the sum of (A) $125,000,000 in aggregate principal amount outstanding at any time incurred by Company or any of its Subsidiaries other than in accordance with clauses (1) through (3), inclusive, plus (B) the purchase price paid in connection with any acquisition consented to by Parent (together, the “Permitted Net Debt Amount”);

(ix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate, except (1) for transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to Parent prior to the date of this Agreement, (3) for Liens arising by reason of deposits necessary to obtain standby letters of credit and bank guarantees in the ordinary course of business, (4) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement or (5) sales, charters, leases or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(x) (1) modify, amend, terminate or waive any rights under any Company Material Contract in any material respect in a manner which is adverse to Company other than in the ordinary course of business or (2) enter into any Contract that would constitute a Company Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Company Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 6.1(b);

(xi) voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 6.14 applies or that involves only the payment of monetary damages not in excess of $5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Company or any of its Subsidiaries (provided, that in no event shall Company or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Parent if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 6.14 applies; provided, that Company shall promptly provide notice to Parent of any voluntary settlement, payment, discharge or satisfaction of any Action that does not require consent under this Section 6.1(b)(xi) and involves payment of an amount in excess of $250,000 or the release of a liability in excess of $250,000;

(xii) (1) make, change or revoke any material Tax election, except in the ordinary course of business in a manner consistent with past practice, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Code Section 7121 (or any similar provision of state, local or foreign Law) with respect to Taxes, (6) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), (7) enter into any tax sharing, tax indemnity, tax reimbursement, tax receivable, tax allocation or similar agreement with respect to Taxes, or (8) request any ruling from any Governmental Entity relating to Taxes;

(xiii) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf software licenses), other than acquisitions for consideration (including assumed liabilities) that does not exceed $1,000,000 in the aggregate;

(xiv) sell, assign, transfer or license any Intellectual Property owned by Company or any of its Subsidiaries (other than non-exclusive licenses granted in the ordinary course of business);

(xv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Company or any of its Subsidiaries (other than the Mergers or the transactions contemplated by this Agreement);

(xvi) enter into or amend any material transaction with any Affiliate (other than transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.1(b)(xvi), it being understood that this Section 6.1(b)(xvi) (including this proviso) shall not be read to narrow Section 6.1(b)(iii);

(xvii) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 6.1(b)(iii)); or

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.2 Conduct of Business by Parent Parties.

(a) From and after the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, if any, and except (i) as may be required by applicable Law (including any Public Health Measures), (ii) as may be consented to in writing by Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 6.2(b) of the Parent Disclosure Letter, each of the Parent Parties shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to (1) conduct their business in the ordinary course of business in all material respects and (2) preserve substantially intact its present business organization.

(b) Without limiting the generality of the foregoing Section 6.2(a), between the date of this Agreement and the Effective Time or the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures), (B) as may be consented to in writing by Company (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement or (D) as set forth in Section 6.2(b) of the Parent Disclosure Letter, each of the Parent Parties shall not, and shall not permit any of its Subsidiaries to:

(i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock, units or other securities of Parent or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Parent to Parent or to any of its other wholly owned Subsidiaries;

(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) except as required by a Parent Benefit Plan in effect on the date of this Agreement, (A) (1) increase the base salary, retainer or other fees or any other component of compensation for any director, executive officer, employee or individual independent contractor of Parent or its Subsidiaries with an annual base compensation of more than $250,000, (2) increase the base salary, retainer or other fees or any other component of compensation for any director, executive officer, employee or individual independent contractor of Parent or its Subsidiaries with an annual base compensation of less than $250,000 by more than five percent (5%) unless in the ordinary course of business consistent with past practice, or (3) increase the benefits provided to Parent’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into any employment, change of control, severance or retention agreement with any employee with an annual base salary of more than $250,000, individual independent contractor with an annual compensation in excess of $250,000, executive officer or director of Parent or any of its Subsidiaries (except for separation agreements entered into in the ordinary course of business consistent with past practice in connection with terminations of employment); (C) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as permitted pursuant to clause (A) or (B) above, enter into, establish, adopt, amend, terminate or waive any rights with respect to, any material Parent Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a material Parent Benefit Plan if it were in existence as of the date of this Agreement); (E) take any action, including any discretionary action, to accelerate or increase any payment or benefit (including the vesting attributable to any Parent Performance Units) or to accelerate the funding of any payment or benefit, payable or to become payable to Parent’s current or former employees, individual independent contractors, executive officers or directors; or (F) grant any new Parent Equity Awards or other equity-based incentive awards other than quarterly awards of restricted stock to non-employee Directors in lieu of all or a portion of their fees for serving on Parent Board;

(iv) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law;

(v) other than the Parent Certificate of Incorporation Amendment and the Amended and Restated Parent Bylaws, adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

(vi) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in Parent or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(vii) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem, buy back or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares other than the acquisition of shares of Parent Common Stock from a holder of Parent Equity Awards in satisfaction of withholding obligations upon the settlement of such award;

(viii) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any Debt (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) any Debt that will be cancelled or repaid prior to the Effective Time, (3) guarantees by Parent of indebtedness for borrowed money of Subsidiaries of Parent, which indebtedness is incurred in compliance with this Section 6.1(b), (4) guarantees or performance bonds that may be entered into by Parent or its Subsidiaries in connection with contracts entered into by Parent with its customers in the ordinary course of business from time to time, and (5) indebtedness for borrowed money not to exceed $5,000,000 in aggregate principal amount outstanding at any time incurred by Parent or any of its Subsidiaries other than in accordance with clauses (1) through (3), inclusive;

(ix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate, except (1) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to Company prior to the date of this Agreement, (3) for Liens arising by reason of deposits necessary to obtain standby letters of credit and bank guarantees in the ordinary course of business, (4) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement or (5) sales, charters, leases or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(x) (1) modify, amend, terminate or waive any rights under any Parent Material Contract in any material respect in a manner which is adverse to Parent other than in the ordinary course of business or (2) enter into any Contract (A) that would constitute a Parent Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Parent Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 6.2(b), (B) involving collaboration with a third party for the manufacture or supply of subsea wellheads or (C) associated with subsea production systems, including subsea control systems and subsea trees;

(xi) voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 6.14 applies or that involves only the payment of monetary damages not in excess of $5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Parent or any of its Subsidiaries (provided, that in no event shall Parent or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Company if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 6.14 applies; provided, that Parent shall promptly provide notice to Company of any voluntary settlement, payment, discharge or satisfaction of any Action that does not require consent under this Section 6.2(b)(xi) and involves payment of an amount in excess of $250,000 or the release of a liability in excess of $250,000;

(xii) (1) make, change or revoke any material Tax election, except in the ordinary course of business in a manner consistent with past practice, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Code Section 7121 (or any similar provision of state, local or foreign Law) with respect to Taxes, (6) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), (7) enter into any tax sharing, tax indemnity, tax reimbursement, tax receivable, tax allocation or similar agreement with respect to Taxes, or (8) request any ruling from any Governmental Entity relating to Taxes;

(xiii) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf software licenses), other than acquisitions for consideration (including assumed liabilities) that does not exceed $1,000,000 in the aggregate;

(xiv) sell, assign, transfer or license any Intellectual Property owned by Parent or any of its Subsidiaries (other than non-exclusive licenses granted in the ordinary course of business);

(xv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Parent or any of its Subsidiaries (other than the Mergers or the transactions contemplated by this Agreement or in compliance with Section 6.6 and Article VIII of this Agreement);

(xvi) enter into or amend any material transaction with any Affiliate (other than transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.2(b)(xvi), it being understood that this Section 6.2(b)(xvi) (including this proviso) shall not be read to narrow Section 6.2(b)(iii);

(xvii) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 6.2(b)(iii)); or

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.3 Control of Operations. Nothing contained in this Agreement shall give (a) any Parent Party, directly or indirectly, the right to control or direct Company’s operations or (b) Company, directly or indirectly, the right to control or direct the Parent Party’s operations, prior to the Effective Time. Prior to the Effective Time, each Parent Party and Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 6.4 Access.

(a) Subject to compliance with applicable Laws (including any Public Health Measures) and solely for purposes related to the consummation of the transactions contemplated by this Agreement, each party shall afford to the other party and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to such party’s and its Subsidiaries’ officers, employees, properties, assets, equipment, inventory, operating sites, Contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement. The foregoing notwithstanding, a party shall not be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would, in the reasonable judgment of such party, result in a loss of privilege or trade secret protection to such party or any of its Subsidiaries or would constitute a violation of any applicable Laws, including any Public Health Measures (provided, that in each case such party shall use its reasonable best efforts to allow for such access in a way that would not have any of the foregoing effects). Subject to the foregoing restrictions, each party shall be permitted to conduct reasonable inspections, assessments and testing of the other party’s properties, assets, equipment, inventory and operating sites; provided, however, that nothing herein shall authorize any party or its Representative to undertake any testing involving invasive techniques, including testing involving sampling of soil, sediment, groundwater, surface water, air or building materials, at any of the other party’s or its Subsidiary’s properties, without the prior written consent of such other party, which consent shall not be unreasonably delayed, conditioned or withheld.

(b) Each party hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Confidential Information (as defined therein), as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of November 17, 2022, between Company and Parent (the “Confidentiality Agreement”).

Section 6.5 No Solicitation by Company. From and after the date of this Agreement until the Effective Time (or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII), Company and its Subsidiaries shall not, and Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries, announcements or communications relating to, or the making or submission of any proposal or offer that constitutes or would reasonably be expected to lead to, a Company Alternative Proposal from any Persons, (ii) enter into, participate in, maintain or continue any discussions or negotiations with any Persons with respect to Company or its

Subsidiaries in connection with a Company Alternative Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 6.5 and to limit its conversation or other communication exclusively to such referral), (iii) furnish to any Person any non-public information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to Company that constitutes, or would reasonably expected to lead to, any Company Alternative Proposal by any Person, or (iv) accept any Company Alternative Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Company Alternative Proposal or otherwise relating to any Company Alternative Proposal. Within five (5) Business Days following the date hereof, Company shall request that any Person (other than Parent) and its Representatives promptly return or destroy all confidential information concerning Company and its Subsidiaries theretofore furnished thereto by or on behalf of Company or any of its Subsidiaries in connection with a Company Alternative Proposal, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between Company and such Person. In addition, from the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, neither the Company Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement), (B) submit any Company Alternative Proposal or any matter related thereto to a vote of the Company Stockholders, or (C) accept, authorize, cause or permit Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for the consummation of any transaction contemplated by any Company Alternative Proposal or otherwise relating to any Company Alternative Proposal.

Section 6.6 No Solicitation by Parent.

(a) Except as expressly permitted by this Section 6.6, from and after the date of this Agreement until the Effective Time (or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII), Parent and its Subsidiaries shall not, and Parent shall instruct and use its best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries, announcements or communications relating to, or the making or submission of any proposal or offer that constitutes or would reasonably be expected to lead to, a Parent Alternative Proposal from any Persons, (ii) enter into, participate in, maintain or continue any discussions or negotiations with any Persons with respect to Parent or its Subsidiaries in connection with a Parent Alternative Proposal, (iii) furnish to any Person any non-public information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to Parent that constitutes, or would reasonably expected to lead to, any Parent Alternative Proposal by any Person, or (iv) accept any Parent Alternative Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Parent Alternative Proposal or otherwise relating to any Parent Alternative Proposal, including, without limitation, any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating thereto, or any agreement or agreement in principle requiring Parent to abandon, terminate or fail to consummate the transactions contemplated hereby. Within five (5) Business Days following the date hereof, Parent shall request that any Person (other than Company) and its Representatives promptly return or destroy all confidential information concerning Parent and its Subsidiaries theretofore furnished thereto by or on behalf of Parent or any of its Subsidiaries in connection with a Parent Alternative Proposal, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between Parent and such Person. In addition, except as expressly permitted under this Section 6.6, from the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, neither the Parent Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement) unless the Parent Board determines in good faith that a failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and then solely to the extent necessary to allow such Person to make and pursue a Parent Alternative Proposal, (B) submit any Parent Alternative Proposal or any matter related thereto to a vote of Parent Stockholders, (C) effect a Parent Change of Recommendation or (D) accept, authorize, cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for the consummation of any transaction contemplated by any Parent Alternative Proposal or otherwise relating to any Parent Alternative Proposal (other than an Acceptable Confidentiality Agreement) (a “Parent Alternative Acquisition Agreement”).

(b) Notwithstanding anything to the contrary in this Section 6.6, if Parent receives a written Parent Alternative Proposal from any Person at any time following the date of this Agreement and prior to the time the Parent Stockholder Approval is obtained (provided that there has not been any material breach of the restrictions in this Section 6.6 with respect to the making of such Parent Alternative Proposal), Parent and its Representatives may contact such Person solely to clarify the terms and conditions thereof in compliance with this Section 6.6, and (i) Parent and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, Parent and its Subsidiaries to such Person if Parent receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that, subject to applicable Law, Parent shall substantially contemporaneously therewith make available to Company any non-public information concerning Parent or its Subsidiaries that is provided to any Person given such access that was not previously made available to Company, and (ii) Parent and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Parent Alternative Proposal, if and only to the extent that, prior to taking any action described in clause (i) or (ii) above, the Parent Board or relevant committee thereof determines in good faith (after consultation with Parent’s outside counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (after consultation with Parent’s outside counsel and financial advisor) such Parent Alternative Proposal constitutes or is reasonably likely to lead to a Parent Superior Proposal and provides Company with written notice of such determination.

(c) Parent shall, and shall cause each of its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Parent Alternative Proposal or material modification thereto, and shall (i) promptly (and in any event within twenty-four (24) hours of any such event) notify Company of its entry into an Acceptable Confidentiality Agreement and the receipt of any Parent Alternative Proposal or any material amendment thereto, (ii) promptly (and in any event within twenty-four (24) hours of receipt of a Parent Alternative Proposal or material amendment thereto) provide with respect to any Parent Alternative Proposal or material amendment thereto, a written summary of the material terms and conditions of each such Parent Alternative Proposal or such material amendment thereto, including in such summary the identity of the Person making such Parent Alternative Proposal, and (iii) shall keep Company informed in reasonable detail, on a current basis, of any material developments or modifications to the terms of any such Parent Alternative Proposal or amendment thereto and the status of any discussions or negotiations relating to such material developments or modifications.

(d) Except as set forth in this Section 6.6(d), neither the Parent Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Company, the Parent Recommendation, (B) fail to include the Parent Recommendation in the Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend to Parent Stockholders, or publicly propose to approve, adopt, endorse or recommend to Parent Stockholders, a Parent Alternative Proposal or Parent Superior Proposal, or (D) if a tender offer or exchange offer for shares of capital stock of Parent that constitutes a Parent Alternative Proposal is commenced, fail to recommend against, or recommend, the acceptance of such tender offer or exchange offer by Parent Stockholders within ten

(10) Business Days after commencement of such tender offer or exchange offer (provided that making any “stop, look and listen” communication to Parent Stockholders pursuant to Rule 14d-9(f) of the Exchange Act (or any similar communications to Parent Stockholders) shall not be prohibited) (any of the foregoing, a “Parent Change of Recommendation”) or (ii) cause or permit Parent or any of its Subsidiaries to enter into any Parent Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Parent Stockholder Approval is obtained, the Parent Board may (I) effect a Parent Change of Recommendation if the Parent Board determines in good faith (after consultation with Parent’s outside counsel) that, as a result of any event, change, development or circumstance that materially affects the business, assets of operations of Parent and its Subsidiaries, taken as a whole, (other than any event, change, development or circumstance resulting from a material breach of this Agreement by any Parent Party) that was not known to or, if known, the consequences of which were not reasonably foreseeable by, the Parent Board as of or prior to the execution and delivery of this Agreement (a “Parent Intervening Event”; provided, that in no event shall any event, change, development or circumstance resulting from or relating to any of the following give rise to a Parent Intervening Event: (i) the receipt, existence or terms of a Parent Alternative Proposal; (ii) the public announcement, execution, delivery or performance of this Agreement, the identity of Company or the public announcement, pendency or consummation of the transaction contemplated hereby (or the public announcement of any discussions among the parties related thereto); (iii) any change in the trading price or trading volume of the Parent Common Stock (although for purposes of clarity, any underlying events or circumstances, with respect to this clause (iii) relating to or causing such change may be considered, along with the effects or consequences thereof); (iv) any action taken by either party pursuant to the affirmative covenants set forth in Section 6.10, or the consequences of any such action, (v) the fact that, in and of itself, Parent or any of its respective Subsidiaries meets, fails to meet or exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such event may be taken into account in determining whether there has been, or will be, a Parent Intervening Event to the extent not otherwise excluded hereunder), or (vi) any change in general economic or political conditions or the securities, credit or financial markets (including changes in interest or exchange rates)), failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (taking into account any adjustments to the terms and conditions of the Mergers proposed by Company in response to such Parent Intervening Event), and (II) if Parent receives a Parent Alternative Proposal (provided that there has not been any material breach of the restrictions in this Section 6.6 in connection with the making of such Parent Alternative Proposal) that the Parent Board determines in good faith (after consultation with Parent’s outside counsel and financial advisor) constitutes a Parent Superior Proposal (taking into account any adjustments to the terms and conditions of the Mergers proposed by Company in response to such Parent Alternative Proposal), and (after consultation with Parent’s outside counsel) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, effect a Parent Change of Recommendation and/or cause or permit Parent to enter into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal in accordance with Section 8.1(d)(ii); provided, however, the Parent Board may take the actions described in clause (I) or (II) if and only if:

(1) Parent shall have provided prior written notice to Company of the Parent Board’s intention to take such actions at least five (5) Business Days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Parent Intervening Event or the material terms of the Parent Alternative Proposal received by Parent that constitutes a Parent Superior Proposal, including the identity of the party making the Parent Alternative Proposal, a copy of such written Parent Alternative Proposal or amendment thereto and any other written terms, documents or proposals provided to Parent or any of its Subsidiaries in connection with such Parent Alternative Proposal and, with respect to any Parent Alternative Proposal or amendment thereto not made in writing, a written summary of the material terms and conditions of each such Parent Alternative Proposal or such amendment thereto;

(2) after providing such notice and prior to taking such actions, Parent shall have negotiated, and shall have caused its Representatives to negotiate, with Company in good faith (to the extent Company desires to negotiate)

during such five (5) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Parent Board not to take such actions; and

(3) the Parent Board shall have considered in good faith any changes to this Agreement that may be offered in writing by Company by 11:59 p.m. central time on the fifth (5th) Business Day of such five (5) Business Day period and shall have determined in good faith (A) with respect to the actions described in clause (I) above, after consultation with outside counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Parent Change of Recommendation, and (B) with respect to the actions described in clause (II) above, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and, after consultation with Parent’s outside counsel and financial advisor, the Parent Alternative Proposal received by Parent would continue to constitute a Parent Superior Proposal, in each case, if such changes offered in writing by Company were given effect. Notwithstanding the foregoing, the parties agree (x) that in the event that, after commencement of the five (5) Business Day period referred to above, there is any material revision to the terms of a Parent Superior Proposal, including any revision in price, or any material change to the facts and circumstances related to a Parent Intervening Event, such period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in such period subsequent to the time Parent notifies Company of any such material revision or change and (y) that there may be multiple extensions of such period.

(e) Nothing contained in this Section 6.6 shall be deemed to prohibit Parent, the Parent Board or any committee of the Parent Board from (i) complying with its disclosure obligations under U.S. federal securities Law, determined in good faith (after consultation with outside counsel), with regard to a Parent Alternative Proposal, including taking and disclosing to Parent Stockholders a position contemplated by, as applicable, Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to Parent Stockholders in connection with the making or amendment of a tender offer or exchange offer), or making any “stop, look and listen” communication to Parent Stockholders (or any similar communications to Parent Stockholders) or (ii) making any disclosure if the Parent Board determines in good faith after consultation with Parent’s outside counsel that failure to make such disclosure would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that neither the Parent Board nor any committee thereof shall effect a Parent Change of Recommendation unless the applicable requirements of Section 6.6(d) shall have been satisfied.

(f) Parent agrees that any violation of the restrictions contained in this Section 6.6 by any of Parent’s Subsidiaries, or by any of Parent’s or its Subsidiaries’ respective Representatives acting through, or at the direction of, senior management of such Representative or acting at the direction of Parent shall be deemed to be a breach of this Section 6.6 by Parent.

Section 6.7 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, Parent shall prepare (with Company’s reasonable cooperation) and shall file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included. Each of Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement and the Proxy Statement/Prospectus comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Subject to Section 6.7(d), unless the Parent Board has made a Parent Change of Recommendation in accordance with Section 6.6, the Proxy Statement/Prospectus shall include the Parent Recommendation. Prior to the filing of the Registration Statement, Parent shall provide Company and its counsel a reasonable opportunity to review and comment on such documents, and Parent will consider, in good faith, incorporating any such comments of Company and/or its counsel prior to such filing. Parent shall use its reasonable best efforts to (i) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC) and (ii) cause the Proxy Statement/Prospectus to be mailed to Parent Stockholders as promptly as practicable thereafter.

(b) Each of Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement/Prospectus, the Registration Statement and the resolution of any comments to either of the foregoing documents received from the SEC. If at any time prior to the receipt of the Parent Stockholder Approval, any information relating to Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by Company or Parent which is required to be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and (i) an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and (ii) with respect to the Proxy Statement/Prospectus, to the extent required by applicable Law, disseminated to Parent Stockholders.

(c) The parties shall notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information and shall (A) supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus or the Registration Statement and (ii) all stop orders of the SEC relating to the Registration Statement and (B) provide each other with a reasonable opportunity to participate in the response to those comments and requests.

(d) No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement will be made by a party without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that Parent, in connection with a Parent Change of Recommendation made in compliance with the terms hereof, may amend or supplement the Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (x) a Parent Change of Recommendation, (y) a statement of the reason of the board for making such a Parent Change of Recommendation, and (z) additional information reasonably related to the foregoing.

Section 6.8 Company Stockholder Approval and Parent Stockholder Meetings.

(a) Company shall take all action necessary in accordance with this Agreement, the DGCL, the certificate of incorporation and bylaws of Company and the Stockholders Agreement to obtain the Company Stockholder Approval promptly after the execution and delivery of this Agreement by all parties and, in any event, by no later than 11:59 p.m. central time on the date hereof (such time, the “Consent Time”). If the Company Stockholder Approval is obtained in the form of duly executed written consents that are delivered to Company, Company will deliver to Parent a copy thereof (including by facsimile or other electronic image scan transmission).

(b) Subject to the other provisions of this Agreement, Parent shall (i) take all action necessary in accordance with applicable Law and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable after the Registration Statement is declared effective (and no later than forty-five (45) days after such date), for the purpose of obtaining the Parent Stockholder Approval (the “Parent Meeting”), provided that Parent shall be entitled to one (1) or more adjournments or postponements of the Parent Meeting if it determines (in consultation with Company) it is reasonably advisable to do so to obtain a quorum, to obtain the Parent Stockholder Approval or to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that Parent has determined is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to the Parent Meeting, and (ii) unless there has been a Parent Change of Recommendation in accordance with Section 6.6, use reasonable best efforts to solicit from Parent Stockholders proxies in favor of the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment and the 2024 LTIP Adoption; provided, however, that Parent shall postpone or adjourn the Parent Meeting no more than two (2) times for up to an aggregate of fifteen (15) Business Days upon the reasonable request of Company; provided, further, unless this Agreement shall have been terminated pursuant to Article VIII, no Parent Change of Recommendation nor any public proposal or announcement or other submission to Parent of a Parent Alternative Proposal shall obviate or otherwise affect the obligation of Parent to duly call, give notice of, convene and hold the Parent Meeting for the purpose of obtaining the Parent Stockholder Approval in accordance with this Section 6.8(b). The only matters to be voted upon at each of the Parent Meetings are (i) the Parent Stock Issuance, (ii) the Parent Certificate of Incorporation Amendment, (iii) the 2024 LTIP Adoption, (iv) any adjournment or postponement of the Parent Meeting and (v) any other matters as are required by applicable Law to be voted on solely in connection with the transactions contemplated by this Agreement.

Section 6.9 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Merger as part of the Aggregate Merger Consideration and any shares of Parent Common Stock to be issued in connection with the Continuing RSUs, if applicable, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 6.10 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties to this Agreement shall (and shall cause each of their Affiliates to) use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity; (ii) the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the Mergers, including the obtaining by the Company of all necessary consents of the lenders party to the Credit Agreement to the consummation of the Mergers and the other transactions contemplated by this Agreement; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall Parent, Company, or any of their respective Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract (with the exception of any filing fee, or similar, payable to any Governmental Entities with respect to the Specified Approvals or Parent Approvals).

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the parties shall (and shall cause their Affiliates to) (i) promptly, but in no event later than ten (10) Business Days after the date hereof, file any and all required notification and report forms under the HSR Act, and file as promptly as practicable any other required filings and/or notifications under other applicable Antitrust Laws or Foreign Investment Laws listed in Section 4.3(b) of the Company Disclosure Letter and Section 5.3(b) of the Parent Disclosure Letter, with respect to the Mergers and the other transactions contemplated by this Agreement, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act or any other Antitrust Law or Foreign Investment Laws; (ii) use their reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (y) promptly making all such filings and timely obtaining all such consents, permits, authorizations or approvals; (iii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law; and (iv) use their reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. Company and Parent shall not (and shall cause their Subsidiaries and Affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust Law, enter into or extend a timing agreement with any Governmental Entity or withdraw or refile any filing under the HSR Act or any other Antitrust Law or Foreign Investment Law, without the prior written consent of the other party.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or Foreign Investment Law or if any Action is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or Foreign Investment Law, each of Parent and Company shall (and shall cause each of their Affiliates to) (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), and/or (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Action brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal up to a final non-appealable order if necessary, in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Antitrust Law or Foreign Investment Law so as to permit consummation of the transactions contemplated by this Agreement.

(d) Without limiting the foregoing, Parent agrees to (and shall cause its Affiliates to) use its reasonable best efforts, and agrees to take (and shall cause its Affiliates to take), any and all actions to avoid and, if necessary, eliminate, each and every impediment under any Antitrust Laws or Foreign Investment Laws that may be asserted by any person, so as to enable the Closing to occur no later than the End Date, including but not limited to proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise: (i) the sale, divestiture or disposition of, any assets, products, businesses or interests of the parties (or their respective Affiliates); (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, products, businesses or interests; (iii) any modification or waiver of the terms and conditions of this Agreement; or (iv) take any other action that limits the freedom of action with respect to, or the ability to retain, any assets, products, businesses or interests of Parent or any of its Affiliates in order to avoid the entry of or to effect the dissolution of any order or Action (whether temporary, preliminary or permanent), or that would otherwise have the effect of preventing or delaying the consummation of the Mergers and the other transactions contemplated by this Agreement; provided, however, that nothing in this Agreement shall require Parent or Parent’s Subsidiaries to propose, execute, carry out, or agree or submit to any action or remedy that individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of (x) Parent and Parent’s Subsidiaries (taken as a whole prior to the Closing) or (y) the Company and the Company’s Subsidiaries (taken as a whole).

(e) Without limiting the foregoing, Parent and Company shall not, and shall cause their Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take or cause to take any action, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, consents, approvals, authorizations or waivers of Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement and secure the Specified Approvals or Parent Approvals; (ii) materially delay the consummation of the transactions contemplated by this Agreement; (iii) materially increase the risk of any Governmental Entities entering a judgment prohibiting the consummation of the transactions contemplated by this Agreement; (iv) materially increase the risk of not being able to remove any such judgment on appeal or otherwise; or (v) otherwise materially impair or delay the ability of any Parent Party to perform its material obligations under this Agreement.

(f) The parties shall (and shall cause their Affiliates to) cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to this Section 6.10; and, subject to applicable legal limitations and the instructions of any Governmental Entity, Company, on the one hand, and Parent, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies (or, in the case of oral communications, summaries) of notices or other material communications received by Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, Company, on the one hand, and Parent, on the other hand, shall to the extent practicable permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any substantive written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of Company and its Subsidiaries, or proposals from third parties with respect thereto; (y) as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information regarding Parent and its operations; and (z) as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information regarding Company and its operations. Each of the parties agrees not to (and to cause each of their Affiliates not to) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited or required otherwise by such Governmental Entity, gives the other party or if advisable the other party’s outside counsel the opportunity to attend and participate.

Section 6.11 Takeover Laws. If any Takeover Law shall become applicable to the transactions contemplated by this Agreement, each of Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

Section 6.12 Public Announcements. Neither Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to this Agreement, the Mergers or the other transactions contemplated by this Agreement without first providing the other party the opportunity to review and comment upon such release or announcement, unless such party determines in good faith that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement, the Mergers or the other transactions contemplated by this Agreement, in which event such party shall use its reasonable best efforts to provide an opportunity for the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided each party and its respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent and Company in compliance with this Section 6.12. Notwithstanding the foregoing, (i) the restrictions set forth in this Section 6.12 shall not apply in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby, (ii) no provision of this Agreement shall be deemed to restrict in any manner a party’s ability to communicate with its employees and (iii) Parent shall not be required by any provision of this Agreement to consult with or obtain any approval from Company, or provide Company with an opportunity to review and comment, with respect to a public announcement or press release issued in connection with the receipt and existence of a Parent Alternative Proposal and matters related thereto or Parent Change of Recommendation, other than as set forth in and subject to compliance with Section 6.6.

Section 6.13 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Company to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of Company or any of its Subsidiaries (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, Action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Company or any Subsidiary of Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(b) For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Company to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Company (provided that the Surviving Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement); provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant to this Agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount. Company may (or, if requested by Parent, shall) purchase, prior to the Effective Time, a six (6) year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by Company with respect to claims arising from facts or events that occurred at or before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) for a maximum cost of 300% of the last annual premium paid by Company prior to the date of this Agreement in respect of the current policies of directors’ and officers’ liability insurance maintained by Company, which prepaid “tail” policy shall include as much coverage as reasonably practicable for such amount. If such “tail” prepaid policy has been obtained by Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Company, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(c) All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under Company’s (or any Subsidiary of Company’s) certificate of incorporation, limited liability company agreement, bylaws, other organizational documents or indemnification Contracts or undertakings existing in favor of those Persons who are, or were, directors and officers of Company (or any Subsidiary of Company) at or prior to the date of this Agreement shall survive the Mergers. Without limiting the foregoing, the organizational documents of Surviving Company (or any Subsidiary of Surviving Company), from and after the Effective Time, shall contain provisions no less favorable to the Company Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification that are set forth as of the date of this Agreement in the certificate of incorporation, limited liability company agreement, bylaws and other organizational documents of Company (or any Subsidiary of Company), which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Company Indemnified Parties. In addition, from the Effective Time, Surviving Company shall, and Parent shall cause Surviving Company to, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Company Indemnified Party under this Section 6.13 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.13) as incurred to the fullest extent permitted under applicable Law for a period of six (6) years from the Effective Time; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(d) If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent shall assume or cause Surviving Company to continue to be bound by the obligations set forth in this Section 6.13. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or any of their Subsidiaries or their respective officers and directors, it being understood and agreed that the indemnification provided for in this Section 6.13 is not prior to, or in substitution for, any claims under any such policies.

(e) The provisions of this Section 6.13 (i) shall survive the consummation of the Mergers and continue in full force and effect, (ii) are intended to be for the benefit of, and shall be enforceable by a Company Indemnified Party and his or her heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.14 Stockholder Litigation. In the event that any litigation or other Action of any Company Stockholder or Parent Stockholder related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is initiated or pending, or, to the Knowledge of the applicable party, threatened in writing, against any party or its Subsidiaries and/or the members of the board of directors of such party (or of any equivalent governing body of any Subsidiary of such party) prior to the Effective Time (or earlier termination of this Agreement), such party shall promptly notify the other party of any such stockholder or Action by a Company Stockholder or Parent Stockholder, give the other party the opportunity to participate in the defense or settlement of any such Action, and shall keep the other party reasonably informed with respect to the status thereof. No settlement of any such stockholder or Action by a Company Stockholder or Parent Stockholder shall be agreed to without the other party’s consent (not to be unreasonably withheld, delayed or conditioned).

Section 6.15 Financing Matters.

(a) From the date of this Agreement until the Effective Time, the parties shall, and shall cause their Subsidiaries to, cooperate with one another as reasonably requested by any other party hereto in connection with obtaining or refinancing any debt financing of Parent, Company or their Affiliates, including by using reasonable best efforts to (i) furnish financial and other pertinent information of Parent, Company or their Subsidiaries necessary to show the pro forma impact of the transactions contemplated by this Agreement on Parent, Company and its Subsidiaries, as applicable, (ii) cooperate with the creation and perfection of pledge and security instruments effective as of the Effective Time and (iii) provide pertinent information of Parent, Company and their Subsidiaries in connection with the applicable debt financing (1) required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations or (2) as may otherwise be reasonably requested and customarily needed for refinancings or debt financings of the type contemplated; provided that such party shall be reimbursed for any reasonable out-of-pocket costs incurred by such party in connection with such cooperation with respect to the other party’s debt financing.

(b) Notwithstanding anything to the contrary contained in Section 6.15(a), nothing in this Section 6.15 shall require any such cooperation to the extent that it would (i) require the parties hereto or any of their respective Subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of this Agreement, (ii) unreasonably interfere with the ongoing business or operations of such party or any of its Subsidiaries, (iii) require a party or any of its Subsidiaries to take any action that will conflict with or violate the organizational documents of such party or any Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Parent Material Contract or Company Material Contract, as the case may be, or (iv) require a party or any of its Subsidiaries to enter into or approve any financing, pledge, security or similar agreement in connection with the foregoing prior to the Effective Time.

Section 6.16 Approval of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties, Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement and approve the Mergers, in accordance with applicable Law, by written consent.

Section 6.17 Section 16 Matters. Prior to the Effective Time, Parent and Company, if applicable, shall use their respective reasonable best efforts to take all such steps as may be required to cause any acquisitions of Parent equity securities (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 6.18 Special Cash Dividend. Prior to the Effective Time, Company shall declare a cash dividend (the “Company Closing Cash Dividend”) to the holders of Company Common Stock as of a record date on or prior to the Closing Date, which, in the aggregate shall not exceed an amount equal to $75,000,000, subject to funds being legally available therefor; provided that the payment of the Company Closing Cash Dividend may be conditioned upon the occurrence of the Closing. Company shall announce, declare and pay (or cause to be paid) the Company Closing Cash Dividend in compliance with all applicable Law.

Section 6.19 Drag-Along Notice. Prior to the Closing, at the direction of the Consenting Stockholders, Company will deliver a Drag-Along Notice (as defined in the Stockholders Agreement) to each Company Stockholder (other than the Consenting Stockholders) with respect to the transactions contemplated by this Agreement in accordance with the Stockholders Agreement.

Section 6.20 Additional Agreements. In case at any time after the Effective Time any further action is reasonably necessary to carry out the purposes of this Agreement or to vest the surviving entities of the Mergers with full title to all properties, assets, rights, approvals, immunities and franchises of either of the constituent corporations or the constituent limited liability company of the Mergers, as applicable, the proper officers and directors of each party to this Agreement shall take all such necessary action. Parent shall take all action necessary to cause Merger Sub, LLC Sub, the Surviving Corporation and the Surviving Company to perform their respective obligations under this Agreement.

Section 6.21 2024 Long-Term Incentive Plan. Effective as of (and contingent on) the Closing, the Parent Board shall adopt, subject to obtaining the 2024 LTIP Adoption, the 2024 Long-Term Incentive Plan, in substantially the form attached hereto as Exhibit F.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to effect the Mergers and the other transactions to be effected at the Closing as contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by Parent and Company) at or prior to and as of the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been duly obtained.

(b) The Parent Stockholder Approval shall have been duly obtained.

(c) No Order by any Governmental Entity of competent jurisdiction which makes illegal or prohibits the consummation of the Mergers, the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment or the 2024 LTIP Adoption shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction that, in any case, prohibits or makes illegal the consummation of the Mergers, the Parent Stock Issuance, the Parent Certificate of Incorporation Amendment or the 2024 LTIP Adoption.

(d) Any applicable waiting period (and any extension thereof and any timing agreement with any Governmental Entity to toll, stay, or extend any such waiting period, or to delay or not to consummate the Mergers contemplated by this Agreement entered into in connection therewith) under the HSR Act relating to the Mergers shall have expired or been earlier terminated; and all consents, waivers, approvals, licenses, permits, orders or authorizations required to be obtained under Antitrust Laws and Foreign Investment Laws that are listed on Section 7.1(d) the Company Disclosure Letter shall have been obtained from the applicable Governmental Entity (whether by lapse of time or express confirmation of the relevant Governmental Entity) and shall be in full force and effect at the Closing.

(e) The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

(f) The Parent Common Stock to be issued as Aggregate Merger Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2 Conditions to Obligations of Company to Effect the Mergers. The obligations of Company to effect the Mergers and the other transactions to be effected at the Closing as contemplated by this Agreement are further subject to the fulfillment (or waiver in writing by Company) at or prior to and as of the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Parent Parties set forth in this Agreement (other than the representations and warranties set forth in the first sentence of Section 5.1(a), Section 5.2, Section 5.3(a), Section 5.3(c)(i), Section 5.7(b)-(d), Section 5.10(b) and Section 5.20) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); (ii) the representations and warranties in the penultimate sentence of Section 5.2(b) and in the first sentence of Section 5.1(a) and in Section 5.3(a) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representations or warranties expressly relate to an earlier date, in which case only as of such earlier date); and (iii) the representations and warranties of the Parent Parties set forth in Section 5.2 (other than the penultimate sentence of Section 5.2(b)), Section 5.3(c)(i), Section 5.7(b)-(d), Section 5.10(b) and Section 5.20 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Each Parent Party shall have performed in all material respects all obligations under this Agreement required to be performed by them at or prior to the Effective Time.

(c) Parent shall have delivered to Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Parent shall have delivered or cause to be delivered to Company the Registration Rights Agreement in the form of Exhibit C (the “Registration Rights Agreement”), duly executed by Parent.

(e) Parent shall have delivered or cause to be delivered to Company the Stockholders Agreement in the form of Exhibit D (the “New Stockholders Agreement”), duly executed by Parent.

(f) Parent shall have delivered or cause to be delivered to Company the Parent Fully Diluted Shares Certificate.

(g) Parent shall have taken all actions necessary to cause the Parent Board and the officers of Parent as of the Effective Time to be constituted as set forth in each of Section 2.5(a) and Section 2.5(b).

(h) The Parent Certificate of Incorporation Amendment shall have been duly filed with the Secretary of State of the State of Delaware.

(i) Effective as of (and contingent on) the Closing, the Parent Board shall have adopted, subject to the 2024 LTIP Adoption, the 2024 Long-Term Incentive Plan, in substantially the form attached hereto as Exhibit F.

Section 7.3 Conditions to Obligations of Parent to Effect the Mergers. The obligations of each Parent Party to effect the Mergers and the other transactions to be effected at the Closing as contemplated by this Agreement is further subject to the fulfillment (or waiver in writing by Parent) at or prior to and as of the Effective Time of the following conditions:

(a) (i) The representations and warranties of Company set forth in this Agreement (other than the representations and warranties set forth in the first sentence of Section 4.1(a), Section 4.2, Section 4.3(a), Section 4.3(c)(i), Section 4.7(b)-(d), Section 4.10(b) and Section 4.20) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); (ii) the representations and warranties in the penultimate sentence of Section 4.2(b) and in the first sentence of Section 4.1(a) and in Section 4.3(a) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representations or warranties expressly relate to an earlier date, in which case only as of such earlier date); and (iii) the representations and warranties of Company set forth in Section 4.2 (other than the penultimate sentence of Section 4.2(b)), Section 4.3(c)(i), Section 4.7(b)-(d), Section 4.10(b) and Section 4.20 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Company shall have performed in all material respects all obligations under this Agreement required to be performed by it at or prior to the Effective Time.

(c) Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of Company, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by the Chief Financial Officer of Company, certifying that Net Debt as of the Closing does not exceed the Permitted Net Debt Amount, together with the work papers and back-up materials used in preparing such certificate.

(e) Company shall have delivered or cause to be delivered to Parent the Registration Rights Agreement duly executed by the Consenting Stockholders.

(f) Company shall have delivered or cause to be delivered to Parent the New Stockholders Agreement duly executed by each Company Stockholder specifically contemplated in the New Stockholders Agreement.

(g) Company shall have delivered or cause to be delivered to Parent the Company Fully Diluted Shares Certificate.

(h) The Stockholders Agreement shall have been terminated and shall have no further force or effect.

(i) Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by the Consenting Stockholders, certifying by such Consenting Stockholders that the representations and warranties provided by the Consenting Stockholders in the written consent delivered by the Consenting Stockholders pursuant to this Agreement shall be true and correct in all material respects, as of the date of such consent and as of the Closing Date.

Section 7.4 Frustration of Closing Conditions. Neither Company nor Parent may rely, either as a basis for not consummating the Mergers or terminating this Agreement and abandoning the Mergers, respectively, on the failure of any condition set forth in Section 7.1, Section 7.2, or Section 7.3 as the case may be, to be satisfied if the failure to perform any material obligation required to be performed by such party has been the primary cause of the failure of such condition.

ARTICLE VIII

TERMINATION

Section 8.1 Termination and Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a) by the mutual written consent of Company and Parent;

(b) by either Company or Parent:

(i) if (A) the Effective Time shall not have occurred on or before December 18, 2024 (the “End Date”); provided, however, that if the conditions to the Closing set forth in Section 7.1(d) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), the End Date shall be extended automatically to March 18, 2025, and such date, as so extended, shall be the “End Date”; and (B) the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not have breached its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the Mergers on or before such date;

(ii) if any court of competent jurisdiction shall have issued or entered an Order permanently enjoining or otherwise prohibiting the consummation of the Mergers and such injunction shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used such efforts as required by Section 6.10 to prevent, oppose and remove such injunction;

(iii) if the Parent Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval shall not have been obtained; or

(iv) if the Company Stockholder Approval shall not have been obtained by the Consent Time.

(c) by Company:

(i) at any time prior to the receipt of the Parent Stockholder Approval, in the event of a Parent Change of Recommendation;

(ii) if any Parent Party shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty (30) days following Company’s delivery of written notice to Parent of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Company delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Company is not then in breach of any representation, warranty, agreement or covenant contained in this Agreement so as to cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be capable of being satisfied; or

(iii) if Parent or any of its Subsidiaries shall have materially breached its obligations under Section 6.6.

(d) by Parent:

(i) if Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty (30) days following Parent’s delivery of written notice to Company of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Parent delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Parent, Merger Sub or LLC Sub is not then in breach of any representation, warranty, agreement or covenant contained in this Agreement so as to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be capable of being satisfied; or

(ii) in accordance with Section 6.6(d), if (A) the Parent Board has authorized Parent to enter into a Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal, (B) prior to or concurrently with such termination, Parent shall have paid the Parent Termination Fee to Company pursuant to Section 8.3(a)(iii) and (C) concurrently with the termination of this Agreement, Parent enters into a Parent Alternative Acquisition Agreement with respect to the Parent Superior Proposal referred to in clause (A).

Section 8.2 Manner and Effect of Termination. Any party terminating this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions of this Agreement pursuant to which such termination is being effected and the basis therefor described in reasonable detail. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the parties or their respective Subsidiaries or Affiliates. Notwithstanding the foregoing: (a) no such termination shall relieve any party of its obligation to pay the Company Expenses, Parent Termination Fee or Parent Expenses, as applicable, if, as and when required pursuant to Section 8.3; (b) no such termination shall relieve any party for liability for such party’s Willful Breach of this Agreement or for Fraud; and (c) (i) the Confidentiality Agreement (in accordance with its terms), and (ii) the provisions of Section 6.4(b), this Section 8.2, Section 8.3, and Article IX will survive the termination of this Agreement.

Section 8.3 Termination Fees.

(a) In the event that:

(i) (1) this Agreement shall have been terminated pursuant to (x) Section 8.1(b)(i) [End Date] (provided, in the case of a termination by Parent, Company had the right to terminate this Agreement pursuant to Section 8.1(b)(i) [End Date], or Company had the right to terminate this Agreement pursuant to Section 8.1(c)(i) [Parent Change in Recommendation], Section 8.1(c)(ii) [Parent Breach of Reps and Warranties or Covenants] or Section 8.1(c)(iii) [Parent Breach of No Solicitation]), (y) Section 8.1(b)(iii) [Parent No-Vote] or (z) Section 8.1(c)(ii) [Parent Breach of Reps and Warranties or Covenants], (2) Parent or any other Person shall have publicly disclosed or announced a Parent Alternative Proposal made on or after the date of this Agreement but prior to the Parent Meeting, and such Parent Alternative Proposal has not been publicly withdrawn (A) in the case of clause (1)(x) above, prior to the End Date, (B) in the case of clause (1)(y) above, at least five (5) days prior to the date of the Parent Meeting, and (C) in the case of clause (1)(z) above, prior to a material breach that gives rise to Company’s termination right pursuant to Section 8.1(c)(ii), and (3) within twelve (12) months of such termination, a Parent Alternative Proposal is consummated or a Parent Alternative Acquisition Agreement is entered into (which Parent Alternative Proposal is thereafter consummated); provided that, for purposes of this clause (3), the references to “20%” in the definition of “Parent Alternative Proposal” shall be deemed to be references to “more than 50%” and, in the case of clause (1)(x), references in this clause (3) to “Parent Alternative Proposal” shall be with the same Person or Affiliate of such Person that made the Parent Alternative Proposal that was made and not publicly withdrawn as set forth in clause (2) or with any other Person that submitted a subsequent Parent Alternative Proposal in response to any then pending Parent Alternative Proposal referenced in clause (2);

(ii) Company shall have terminated this Agreement pursuant to Section 8.1(c)(i) [Parent Change in Recommendation] or Section 8.1(c)(iii) [Parent Breach of No-Shop]; or

(iii) Parent shall have terminated this Agreement pursuant to Section 8.1(d)(ii) [Parent Superior Proposal];

then, Parent shall, (A) in the case of clause (i) above, upon the consummation of the Parent Alternative Proposal, pay Company (or one or more of its designees) the Parent Termination Fee less any amount previously paid under Section 8.3(b); (B) in the case of clause (ii) above, within two (2) Business Days after such termination, pay Company (or one or more of its designees) the Parent Termination Fee; and (C) in the case of clause (iii) above, upon the entry into a Parent Alternative Acquisition Agreement, pay Company (or one or more of its designees) the Parent Termination Fee; in each case by wire transfer of immediately available funds to one or more accounts designated by Company; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Following receipt by Company (or one or more of its designees) of the Parent Termination Fee in accordance with this Section 8.3(a), Parent shall have no further liability with respect to this Agreement or the transactions contemplated herein to Company or its Subsidiaries or Affiliates or any other Person, other than in respect of Willful Breach of this Agreement or Fraud.

(b) Expenses. In the event this Agreement is terminated by Parent or Company pursuant to Section 8.1(b)(iii) and the Parent Termination Fee is not otherwise payable by Parent pursuant to Section 8.3(a), then Parent shall pay to Company the Company Expenses within two (2) Business Days of such termination by wire transfer of immediately available funds to one or more accounts designated by Company. In the event this Agreement is terminated by Parent or Company pursuant to Section 8.1(b)(iv), then Company shall pay to Parent the Parent Expenses within two (2) Business Days of such termination by wire transfer of immediately available funds to one or more accounts designated by Parent.

(c) If Parent or Company fails to timely pay an amount due pursuant to this Section 8.3, the defaulting party shall pay the non-defaulting party interest on such amount at the prime rate as published in The Wall Street

Journal in effect on the date such payment was required to be made plus three percent (3%) per annum through the date such payment is actually received. If, in order to obtain such payment, the non-defaulting party commences a proceeding that results in judgment for such party for such amount, the defaulting party shall pay the non-defaulting party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such proceeding.

(d) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. The parties agree that other than in respect of Willful Breach of this Agreement or Fraud (i) subject to Section 8.2, payment of the Company Expenses, the Parent Expenses or the Parent Termination Fee, as applicable, shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the receiving party following the termination of this Agreement and (ii) in no event will the receiving party or any other Person seek to recover any other money damages (other than the payment of the Company Expenses, the Parent Expenses or the Parent Termination Fee, as applicable) or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Mergers to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers. This Section 9.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms contemplates performance in whole or in part after the Effective Time, which shall survive to the extent expressly provided for herein or therein.

Section 9.2 Expenses. Except as set forth in Section 8.3, whether or not the Mergers are consummated, all costs and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that Company and Parent shall each pay fifty percent (50%) of all (x) expenses incurred in connection with the printing, filing and mailing of the Registration Statement (including applicable SEC filing fees) and (y) filing fees paid in respect of the HSR Act for any such filings required of Parent, Company, or their respective Affiliates, any other Antitrust Laws, Foreign Investment Laws, and/or any such other laws or regulations applicable to any of Parent or its Affiliates.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement.

Section 9.4 Governing Law; Jurisdiction.

(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.4, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (I) the suit, action or proceeding in such court is brought in an inconvenient forum, (II) the venue of such suit, action or proceeding is improper or (III) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.7.

Section 9.5 Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement), the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach (including failing to take such actions as are required of them hereunder to consummate this Agreement). Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) does not adequately compensate for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Company, Parent, Merger Sub, nor LLC Sub would have entered into this Agreement.

(b) Each party further agrees that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.6 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.6.

Section 9.7 Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:

To Company:

Innovex Downhole Solutions, Inc.

19120 Kenswick Drive

Humble, Texas 77338

Attention: Adam Anderson

Email: adam.anderson@innovex-inc.com

Attention: Kendal Reed

Email: kendal.reed@innovex-inc.com

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld, LLP

1111 Louisiana, 44th Floor

Houston, Texas 77002

Attention: Matt Kapinos

Telephone: (713) 250-2117

Email: mkapinos@akingump.com

Attention: W. Robert Shearer

Telephone: (713) 220-5812

Email: rshearer@akingump.com

To the Parent Parties:

Dril-Quip, Inc.

2050 West Sam Houston Parkway S., Suite 1100

Houston, Texas 77042

Attention: James C. Webster

Email: James_Webster@dril-quip.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention: Gerry Spedale

Telephone: 346.718.6888

Email: GSpedale@gibsondunn.com

or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective successors and assigns. Any purported assignment not permitted by this Section 9.8 shall be null and void.

Section 9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. Notwithstanding anything to the contrary, under no circumstances shall the rights of holders of Company Common Stock or shares of Parent Common Stock as third-party beneficiaries pursuant to Section 9.10(b)(ii) be enforceable by such stockholders, respectively, or any other Person acting for or on their behalf other than Company or Parent, respectively, and such party’s successors in interest.

Section 9.10 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the exhibits, annexes and schedules to this Agreement) and the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

(b) Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than (i) as specifically provided in Section 6.13 (which shall be for the benefit of the Company Indemnified Parties from and after the Effective Time) and Section 9.12 (which shall be for the benefit of the Persons named in the second sentence thereof); and (ii) solely from and after the Effective Time and subject to the consummation of the Mergers, the provisions of Article III with respect to holders of Company Common Stock (which, from and after the Effective Time, shall be for the benefit of holders of Company Common Stock as of the Effective Time).

Section 9.11 Amendments; Waivers.

(a) At any time prior to the Effective Time, any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by the parties hereto, provided, that if the Company Stockholder Approval or Parent Stockholder Approval has been obtained, then no such amendment may be made to this Agreement that requires further stockholder approval under applicable Law or in accordance with the rules and regulations of any applicable stock exchange without obtaining such further approval.

(b) At any time and from time to time prior to the Effective Time, any party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the covenants or other acts of the other parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such party in this Agreement; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained in this Agreement. Any agreement by a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such party. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12 Non-Recourse. Unless expressly agreed to otherwise by the parties in writing, this Agreement may only be enforced against, and any action in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement may only be brought against the Persons expressly named as parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any party or of any Affiliate of any party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a party), shall have any liability or other obligation for any obligation of any party under this Agreement or for any action in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement; provided, however, that nothing in this Section 9.12 shall limit any liability or other obligation of the parties for breaches of the terms and conditions of this Agreement.

Section 9.13 Fulfillment of Obligations. Whenever this Agreement requires Merger Sub or LLC Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub or LLC Sub, as applicable, to take such action.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

DRIL-QUIP, INC.

By:	/s/ Jeffrey J. Bird
Name: Jeffrey J. Bird
Title: President and Chief Executive Officer

IRONMAN MERGER SUB, INC.

By:	/s/ Jeffrey J. Bird
Name: Jeffrey J. Bird
Title: President

DQ MERGER SUB, LLC

By:	/s/ Jeffrey J. Bird
Name: Jeffrey J. Bird
Title: President and Chief Executive Officer

INNOVEX DOWNHOLE SOLUTIONS, INC.

By:	/s/ Adam Anderson
Name: Adam Anderson
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of Parent Certificate of Incorporation Amendment

[Omitted.]

Exhibit A

EXHIBIT B

Form of Amended and Restated Parent Bylaws

[Omitted.]

Exhibit B

EXHIBIT C

Form of Registration Rights Agreement

[Omitted.]

Exhibit C

EXHIBIT D

Form of New Stockholders Agreement

[Omitted.]

Exhibit D

EXHIBIT E

Net Debt Calculation Example1

[See attached.]

Net Debt Calculation (USD in millions)	Jan-24
Term Loans		$16.5
Withholding Obligation	$	[ ]
Revolver Balance		21.3
Capital Leases		9.9

Total Debt		$47.6
Less: Cash & Cash Equivalents		(9.6)

Total Net Debt		$38.0

[1]	NTD: The attached calculation is an example and has been prepared for illustrative purposes, only, as though the Closing Date was on January 31, 2024.

Exhibit E

EXHIBIT F

Form of 2024 Long-Term Incentive Plan

[Omitted.]

Exhibit F

Annex A-1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of June 12, 2024, is made and entered into by and between Dril-Quip, Inc., a Delaware corporation (“Parent”), Ironman Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Merger Sub”), DQ Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parent (“LLC Sub”) and Innovex Downhole Solutions, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub, LLC Sub and the Company are referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of March 18, 2024 (the “Merger Agreement”); and

WHEREAS, in accordance with Section 9.11 of the Merger Agreement, the Parties desire to amend the Merger Agreement as specified herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree to the following:

1. AMENDMENT TO THE MERGER AGREEMENT. The Merger Agreement is hereby amended by (i) replacing Exhibit D to the Merger Agreement with the form attached hereto as Annex A and (ii) replacing Section 2.5(e) of the Merger Agreement with the following:

“(e) Parent shall change its name to “Innovex International, Inc.” prior to or as of the Effective Time, and the parties hereto shall update Exhibits A, B, C and F to this Agreement to reflect such name change.”

2. EFFECT ON THE MERGER AGREEMENT. Except as expressly amended by this Amendment, the Merger Agreement shall continue in full force and effect in accordance with its terms, and the Merger Agreement, as amended hereby, is hereby confirmed and ratified in all respects. After giving effect to this Amendment, any references in the Merger Agreement to “this Agreement” or to the words “hereof” or “hereunder” or words of similar import, and all references to the Merger Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind or nature (other than in this Amendment or as otherwise expressly provided), shall mean the Merger Agreement as amended by this Amendment, whether or not this Amendment is expressly referenced. All references in the Merger Agreement to “the date hereof” or “the date of this Agreement” shall refer to March 18, 2024.

3. MISCELLANEOUS. The provisions of the Merger Agreement set forth in Section 9.3 (Counterparts; Effectiveness), Section 9.4 (Governing Law; Jurisdiction), Section 9.6 (Waiver of Jury Trial) and Section 9.9 (Severability) are incorporated by reference herein, mutatis mutandis.

Remainder of page intentionally left blank; signature pages follow.

A-1-1

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

PARENT:

DRIL-QUIP, INC.

By:	/s/ Jeffrey J. Bird
Name:	Jeffrey J. Bird
Title:	President and Chief Executive Officer

MERGER SUB:

IRONMAN MERGER SUB, INC.

By:	/s/ Jeffrey J. Bird
Name:	Jeffrey J. Bird
Title:	President

LLC SUB:

DQ MERGER SUB, LLC

By:	/s/ Jeffrey J. Bird
Name:	Jeffrey J. Bird
Title:	President and Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

A-1-2

COMPANY:

INNOVEX DOWNHOLE SOLUTIONS, INC.

By:	/s/ Adam Anderson
Name:	Adam Anderson
Title:	Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

A-1-3

Annex A

[Omitted.]

A-1-4

Annex B

Opinion of Citigroup Global Markets Inc.

March 17, 2024 The Board of Directors Dril-Quip, Inc. 2050 West Sam Houston Parkway S., Suite 1100 Houston, Texas 77042

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Dril-Quip, Inc. (“Dril- Quip”) of the Aggregate Merger Consideration (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among Dril-Quip, Ironman Merger Sub, Inc., a wholly owned subsidiary of Dril-Quip (“Merger Sub”), DQ Merger Sub, LLC, a wholly owned subsidiary of Dril-Quip (“LLC Merger Sub” and, together with Merger Sub, “Merger Subs”), and Innovex Downhole Solutions, Inc. (“Innovex”). As more fully described in the Agreement, (i) Merger Sub will be merged with and into Innovex (the “First Merger”), with Innovex surviving the First Merger as a wholly owned subsidiary of Dril-Quip, and immediately following the First Merger, Innovex will be merged with and into LLC Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with LLC Merger Sub surviving the Second Merger as a wholly owned subsidiary of Dril-Quip, and (ii) the shares of the common stock, par value $0.01 per share, of Innovex (“Innovex Common Stock”) outstanding immediately prior to consummation of the First Merger will be converted pursuant to the First Merger into the right to receive an aggregate number of shares of the common stock, par value $0.01 per share, of Dril-Quip (“Dril-Quip Common Stock”) equal to the product of (i) 48% multiplied by (ii) the quotient of (x) the fully-diluted shares of Dril-Quip Common Stock immediately prior to consummation of the First Merger divided by (y) 52%, which aggregate number of shares of Dril-Quip Common Stock issuable by Dril-Quip (including in respect of stock options and restricted stock units) in the First Merger we have been advised implies a pro forma equity ownership interest in Dril-Quip upon consummation of the First Merger by the securityholders of Innovex immediately prior to consummation of the First Merger of 48% on a fully-diluted basis (the aggregate number of shares of Dril-Quip Common Stock resulting in such pro forma ownership, the “Aggregate Merger Consideration”). The terms and conditions of the Mergers are more fully set forth in the Agreement.

In arriving at our opinion, we reviewed a draft, dated March 17, 2024, of the Agreement and held discussions with certain senior officers, directors and other representatives of Dril-Quip and certain senior officers and other representatives of Innovex concerning the businesses, operations and prospects of Dril-Quip and Innovex. We reviewed certain publicly available and other business and financial information relating to Dril-Quip and Innovex provided to or discussed with us by the managements of Dril-Quip and Innovex, including certain financial forecasts and other information and data relating to Dril-Quip prepared by the management of Dril-Quip and certain financial forecasts and other information and data relating to Innovex prepared by the management of Innovex as approved by the management of Dril-Quip. We also reviewed certain information and data provided to or discussed with us by the managements of Dril-Quip and Innovex relating to potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by such managements to result from the Mergers. We reviewed the financial terms of the Mergers as set forth in the Agreement in relation to, among other things: current and historical market prices of Dril-Quip Common Stock; the financial condition and certain historical and projected financial and operating data of Dril-Quip and Innovex; and the capitalization of Dril-Quip and Innovex. We also reviewed certain financial, stock market and other publicly available information relating to the businesses of certain other

The Board of Directors

Dril-Quip, Inc.

March 17, 2024

companies whose operations we considered relevant in evaluating those of Dril-Quip and Innovex. We further reviewed certain potential pro forma financial effects of the Mergers utilizing the financial forecasts and other information and data and potential strategic implications and financial and operational benefits referred to above. In connection with our engagement, at the request of Dril-Quip, we held discussions with certain third parties regarding a potential transaction involving Dril-Quip. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements and other representatives of Dril-Quip and Innovex that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data that we have been directed to utilize in our analyses, we have been advised by the managements of Dril-Quip and Innovex and we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, as the case may be, as to, and are a reasonable basis upon which to evaluate, the future financial performance of Dril- Quip and Innovex, the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by such managements to result from, and other potential pro forma financial effects of, the Mergers and the other matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which they are based) provided to or otherwise reviewed by or discussed with us and we have assumed, with your consent, that the financial results, including with respect to the potential strategic implications and financial and operational benefits anticipated to result from the Mergers, reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected.

We have relied, at your direction, upon the assessments of the managements of Dril-Quip and Innovex, as the case may be, as to, among other things, (i) the potential impact on Dril-Quip and Innovex of macroeconomic, geopolitical, market, competitive, seasonal and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the energy equipment and services industry, including with respect to the availability and pricing of commodities, raw materials and finished goods and supply and demand for oil and natural gas, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (ii) Innovex’s disclosure controls and procedures, including implications of material weaknesses identified in Innovex’s internal control over financial reporting and the remediation of such material weaknesses, (iii) Dril-Quip’s and Innovex’s completed acquisitions, including financial and other aspects involved and the ability to integrate acquired businesses and realize the potential benefits thereof, (iv) the existing and future products and intellectual property of Dril-Quip and Innovex, (v) existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees, customers, suppliers, service providers and other commercial relationships of Dril-Quip and Innovex, and (vi) the ability of Dril-Quip to integrate the operations of Dril-Quip and Innovex and to realize the potential strategic implications and financial and operational benefits as contemplated. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Dril-Quip, Innovex or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

The Board of Directors

Dril-Quip, Inc.

March 17, 2024

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Dril-Quip, Innovex or any other entity nor have we made any physical inspection of the properties or assets of Dril-Quip, Innovex or any other entity. We have not evaluated the solvency or fair value of Dril-Quip, Innovex or any other entity under any state, federal, provincial or other laws relating to bankruptcy, insolvency or similar matters. We also express no view or opinion as to any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations or the potential impact thereof on Dril-Quip, Innovex or any other entity or the Mergers.

We have assumed, with your consent, that the Mergers will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Mergers or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on Dril-Quip, Innovex or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Mergers will qualify for the intended tax treatment contemplated by the Agreement. Representatives of Dril-Quip have advised us, and we further have assumed, that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. Our opinion, as set forth herein, relates to the relative values of Dril-Quip and Innovex (after taking into account a special dividend of $75 million to holders of Innovex Common Stock). We are not expressing any view or opinion as to the actual value of Dril-Quip Common Stock when issued in connection with the First Merger or the prices at which Dril-Quip Common Stock, Innovex Common Stock or any other securities Dril-Quip or Innovex may trade or otherwise be transferable at any time, including following the announcement or consummation of the Mergers. We also are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Mergers or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Dril-Quip, Innovex or the Mergers (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of Dril-Quip as to such matters.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to Dril-Quip of the Aggregate Merger Consideration (to the extent expressly specified herein) and does not address any other terms, aspects or implications of the Mergers, including, without limitation, the form or structure of the Mergers, the exercise of any drag-along rights by consenting stockholders of Innovex, any governance arrangements or any terms, aspects or implications of any registration rights or stockholders’ agreements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Mergers or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of Dril-Quip to effect or enter into the Mergers, the relative merits of the Mergers as compared to any alternative business strategies that might exist for Dril-Quip or the effect of any other transaction that Dril-Quip might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Mergers, or any class of such persons, relative to the Aggregate Merger Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the industries in which Dril-Quip and Innovex operate (including commodity prices

The Board of Directors

Dril-Quip, Inc.

March 17, 2024

related to such industries) and the securities of Dril-Quip have experienced and may continue to experience volatility and disruptions, and we express no view or opinion as to any potential effects of such volatility or disruptions on Dril-Quip, Innovex or the Mergers (including the contemplated benefits thereof).

Citigroup Global Markets Inc. has acted as financial advisor to Dril-Quip in connection with the proposed Mergers and will receive a fee for such services, of which a portion is payable upon the delivery of this opinion and the principal portion is contingent upon consummation of the Mergers. In addition, Dril-Quip has agreed to reimburse our expenses and to indemnify us against certain liabilities arising from our engagement.

As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Innovex and/or certain of its affiliates, including, during the past approximately two years, having acted or acting as an underwriter for Innovex’s contemplated initial public offering for which underwriting services we and our affiliates received no compensation. Although we and our affiliates have not provided investment banking, commercial banking or other similar financial services during the past two years to Dril-Quip unrelated to the Mergers or to Amberjack Capital Partners, L.P., the principal stockholder of Innovex (“Amberjack Capital Partners”), for which services we or our affiliates have received or expect to receive compensation, we and our affiliates in the future may provide such services to Dril-Quip and/or its affiliates or Amberjack Capital Partners and/or its affiliates or portfolio companies for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of Dril-Quip, Innovex and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Dril-Quip, Innovex and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Dril-Quip (in its capacity as such) in its evaluation of the proposed Mergers. Our opinion is not intended to be and does not constitute a recommendation as to how the Board of Directors of Dril-Quip or any securityholder should vote or act on any matters relating to the proposed Mergers or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Aggregate Merger Consideration provided for pursuant to the Agreement is fair, from a financial point of view, to Dril-Quip.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex C

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

DRIL-QUIP, INC.

Dril-Quip, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The name of the Corporation is Dril-Quip, Inc. The Restated Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State’s Office on February 26, 2018.

SECOND: The Amendments set forth in this Certificate of Amendment to the Restated Certificate of Incorporation were duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions setting forth and declaring advisable the amendments set forth in this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation and directed that the proposed amendments be considered by the stockholders of the Corporation. The proposed amendments set forth in this Certificate of Amendment to the Restated Certificate of Incorporation were considered at the special meeting of stockholders duly called upon notice in accordance with Section 222 of the DGCL and held on [●], 2024, at which meeting the necessary number of shares were voted in favor of the proposed amendments set forth in this Certificate of Amendment to the Restated Certificate of Incorporation. The stockholders of the Corporation duly adopted this Certificate of Amendment to the Restated Certificate of Incorporation in accordance with Section 242 of the DGCL.

THIRD: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article FIRST and replacing it with a new Article FIRST to read in its entirety as follows:

FIRST: The name of the Corporation is [Innovex, Inc.] (hereinafter the “Corporation”).

FOURTH: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of Article FOURTH and replacing it with a new first paragraph of Article FOURTH to read in its entirety as follows:

FOURTH: The aggregate number of shares of capital stock that the Corporation shall have authority to issue is Two Hundred Ten Million (210,000,000), divided into Two Hundred Million (200,000,000) shares of common stock, par value $0.01 per share (“Common Stock”), and Ten Million (10,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”). Shares of any class of capital stock of the Corporation may be issued for such consideration and for such corporate purposes as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine. Each share of Common Stock shall be entitled to one vote.

FIFTH: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of clause (b) of Article FIFTH and replacing it with a new first paragraph of clause (b) of Article FIFTH to read in its entirety as follows:

(b) Number, Election and Terms of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed from time to time by a majority of the directors then in office, but shall not be less than three nor more than nine (and shall include the CEO Directorship (as defined below)), except to the extent necessary to satisfy the requirements of Delaware law or the New York Stock Exchange or such other stock exchange or interdealer quotation system designated as the primary market on which the

Common Stock is then listed or quoted for trading. The directors, other than those that may be elected by the holders of any series of Preferred Stock, shall be divided into three classes, Class I, Class II and Class III. Each director shall serve for a term ending on the third annual meeting following the annual meeting at which such director was elected. Each director shall hold office until the annual meeting at which such director’s term expires and, the foregoing notwithstanding, shall serve until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. For so long as Amberjack Capital Partners, L.P. or its successor (“Amberjack”) has the right to designate one or more individuals for nomination by the Corporation to the Board of Directors (the “Amberjack Designees”) pursuant to the Stockholders’ Agreement, dated as of [●], 2024, by and among the Corporation, Amberjack and the other stockholders party thereto (as the same may be amended, supplemented or restated from time to time, the “Stockholders Agreement”), it shall be a director qualification that one of the members of the Board of Directors shall be the person who is then serving as the Chief Executive Officer of the Corporation (such director, the “CEO Director” and such directorship, the “CEO Directorship”), it being understood that upon any person ceasing to serve as the Chief Executive Officer of the Corporation such person shall cease to be qualified to serve as the CEO Director and shall automatically be removed from the CEO Directorship.

SIXTH: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting clause (d) of Article FIFTH and replacing it with a new clause (d) to read in its entirety as follows:

(d) Vacancies. Except as provided in Article FOURTH hereof, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, disability, retirement, resignation, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, if Amberjack has the right to designate at least one Amberjack Designee pursuant to the Stockholders Agreement and a vacancy is created by the death, disability, retirement, resignation, removal or other cause of any Amberjack Designee, such vacancy shall be filled by the affirmative vote of a majority of the voting power of the directors then in office, even though less than a quorum of the Board of Directors, with each Amberjack Designee then in office entitled to cast a number of votes (or fractions thereof) equal to a majority of the votes entitled to be cast by all then serving members of the Board of Directors divided by the number of Amberjack Designees then in office; provided that if no Amberjack Designees are then in office, Amberjack shall have the right to fill such vacancy (i) at a meeting, special or otherwise, of the stockholders of the Corporation or (ii) by written consent, notwithstanding Article SIXTH of this Restated Certificate of Incorporation. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation or removal.

SEVENTH: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article NINTH and replacing it with a new Article NINTH to read in its entirety as follows:

NINTH: (a) In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation, or adopt new Bylaws, without any action on the part of the stockholders, except as may be otherwise provided by applicable law, this Certificate of Incorporation or the Bylaws of the Corporation.

(b) For so long as Amberjack has the right to designate at least one Amberjack Designee to the Board of Directors pursuant to the Stockholders Agreement, the Corporation shall not, by merger, consolidation, statutory conversion, transfer, domestication, or continuance or otherwise, in addition to any other vote of stockholders that may be required by applicable law, without the prior written consent of

Amberjack, (i) amend this Restated Certificate of Incorporation or its Bylaws in any manner that would disproportionately and adversely affect the rights of Amberjack, its Permitted Transferees or the Principal Stockholders (as each term is defined in the Stockholders Agreement), as a group, thereunder compared to other stockholders of the Corporation, (ii) amend clause (b) of Article FIFTH, clause (d) of Article FIFTH, clause (b) of Article NINTH, Article ELEVENTH or Article TWELFTH of this Restated Certificate of Incorporation or Sections 3.1, 3.3, 3.4, 3.6, 3.14, 4.3, 7.1 or 7.9 or Article VI or Article VIII of the Bylaws, or (iii) form any new committee of the Board of Directors (including an executive committee) involving a material delegation of authority from the Board of Directors or amend the charter of any committee of the Board of Directors, in either case, in a manner that would disproportionately and adversely affect the rights of the Amberjack, its Permitted Transferees or the Principal Stockholders hereunder or pursuant to the Stockholders Agreement.

EIGHTH: The Restated Certificate of Incorporation of the Corporation is hereby amended by adding a new Article ELEVENTH and Article TWELFTH to read in its entirety as follows:

ELEVENTH: No officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as an officer; provided, however, that the foregoing provisions shall not eliminate or limit the liability of an officer (i) for any breach of such officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transactions from which such officer derived an improper personal benefit, or (iv) in any action by or in the right of the Corporation. If the DGCL is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of officers, then the liability of an officer of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by such law, as so amended. Any repeal or modification of this Article ELEVENTH by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of an officer of the Corporation existing at the time of such repeal or modification.

TWELFTH: (a) In recognition and anticipation that (i) certain directors, principals, members, officers, associated funds, employees and/or other representatives of the Principal Stockholders and their respective Affiliates (as defined below) may serve as directors, officers or agents of the Corporation and (ii) the Principal Stockholders and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article TWELFTH are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve the Principal Stockholders or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

(b) To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for (x) any director of the Corporation or any of its subsidiaries, or officer of the Corporation or any of its subsidiaries (so long as such individual is not also an employee of the Corporation or any of its subsidiaries) who is also a director, officer, employee, managing director, equity holder, representative or Affiliate of Amberjack or any Principal Stockholder and (y) Amberjack and each Principal Stockholder and any Affiliate of Amberjack or a Principal Stockholder (other than the Corporation and its subsidiaries) (such Persons (as defined below) being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) and the Corporation or any of its Affiliates. To the fullest extent permitted by law, none of the Identified Persons shall have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (ii) otherwise competing with the Corporation or any of its Affiliates including, without limitation, (A) investing in, carrying on and conducting, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any Person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Corporation or any of its subsidiaries, (B) doing business with any client, customer, vendor or lessor of any of the Corporation or its Affiliates, and/or (C) making investments in any kind of property in which the Corporation or its subsidiaries may make investments, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities and the Corporation shall, to the fullest extent permitted by applicable law, indemnify each Identified Person against any claim, that such Identified Person is liable to the Corporation or its stockholders (or any subsidiary or controlled Affiliate) for breach of any fiduciary duty or otherwise solely by reason of the fact that such Identified Person (I) pursues or acquires any corporate opportunity for its own account or the account of any Affiliate or other Person, (II) directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to another Person or (III) does not communicate information regarding such corporate opportunity or offer such corporate opportunity to the Corporation, its subsidiaries or any controlled Affiliate. The Corporation shall, to the fullest extent permitted by applicable law, pay in advance any expenses incurred in defense of such claim as provided in this provision, except to the extent that an Identified Person is determined by a final, non-appealable order of a Delaware court having competent jurisdiction (or any other judgment which is not appealed in the applicable time) to have breached this Article TWELFTH, in which case any such advanced expenses shall be promptly reimbursed to the Corporation. In the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person. Notwithstanding the foregoing and anything in this clause (b) of this Article TWELFTH to the contrary, the Corporation does not renounce its interest in any corporate opportunity offered to any Identified Persons if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of this clause (b) of this Article TWELFTH shall not apply to any such corporate opportunity.

(c) In addition to and notwithstanding the foregoing provisions of this Article TWELFTH, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

(d) For purposes of this Article TWELFTH, (i) “Affiliate” shall mean (A) in respect of the Principal Stockholders, any Person that, directly or indirectly through one or more intermediaries, is controlled by the Principal Stockholders, controls the Principal Stockholders, or is under common control with the Principal Stockholders, and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any Person that is controlled by the Corporation) and any Person that is deemed an affiliate of the Principal Stockholders under the Stockholders Agreement and (B) in respect of the Corporation, any Person that, directly or indirectly through one or more intermediaries, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, limited liability company, association, partnership, joint venture, trust, estate or other entity or organization.

(e) To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article TWELFTH.

NINTH: This Certificate of Amendment to the Restated Certificate of Incorporation shall become effective upon the filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, this Certificate of Amendment to the Restated Certificate of Incorporation has been executed for and on behalf of the Corporation by an officer thereunto duly authorized and attested to as of [●], 2024.

DRIL-QUIP, INC.

By:
Name:
Title:

Annex D

AMENDMENT

TO THE

AMENDED AND RESTATED BYLAWS

OF

DRIL-QUIP, INC.

Pursuant to Article VII, Section 7.1 of the Amended and Restated Bylaws (the “Bylaws”) of Dril-Quip, Inc., a Delaware corporation (the “Corporation”), the Corporation certifies that:

FIRST: All references to “Dril-Quip, Inc.” in the Bylaws are hereby deleted and replaced with references to “[Innovex, Inc.]”

SECOND: The first sentence of Article III, Section 3.3(a) of the Bylaws is hereby amended and restated to read in its entirety as follows:

Subject to (i) such rights of the holders of one or more outstanding series of Preferred Stock of the Corporation to elect one or more directors in case of arrearages in the payment of dividends or other defaults as shall be prescribed in the Certificate of Incorporation or in the resolutions of the Board of Directors providing for the establishment of any such series, and (ii) the rights of Amberjack Capital Partners, L.P., a Delaware limited partnership (“Amberjack”) under the Certificate of Incorporation and the Stockholders Agreement (as defined below), only persons who are nominated in accordance with the procedures set forth in this Section 3.3 shall be eligible for election as, and to serve as, directors.

THIRD: Article III, Section 3.4 of the Bylaws is hereby amended and restated to read in its entirety as follows:

3.4

Place of Meeting; Order of Business. Except as otherwise provided by law, meetings of the Board of Directors, regular or special, may be held either within or without the State of Delaware, at whatever place is specified by the person or persons calling the meeting. In the absence of specific designation, the meetings shall be held at the principal office of the Corporation. The Chairman of the Board will chair and preside over meetings of the Board of Directors at which he is present, except that, during the Standstill Period (as defined in the Stockholders Agreement), the Special Amberjack Designee will chair and preside over meetings of the Board of Directors called by the Special Amberjack Designee pursuant to Section 3.6 hereof. A majority of the directors present at any meeting of the Board of Directors from which the Chairman of the Board or the Special Amberjack Designee, as applicable, is absent will designate one of their number as the chair of that meeting. The Secretary will act as secretary of meetings of the Board of Directors, but in his absence from any such meeting the chair of that meeting may appoint any person to act as secretary of that meeting. At all meetings of the Board of Directors, business shall be transacted in such order as shall from time to time be determined by the Chairman of the Board (or, with respect to meetings called by the Special Amberjack Designee, the Special Amberjack Designee), or in his absence by the President, or by resolution of the Board of Directors.

FOURTH: Article III, Section 3.6 of the Bylaws is hereby amended and restated to read in its entirety as follows:

3.6

Special Meetings. Special meetings of the Board of Directors shall be held, whenever called by the Chairman of the Board, the President or by a written notice signed by a majority of the members of the Board of Directors, at such place or places within or without the State of Delaware as may be stated in the notice of the meeting; provided, that during the Standstill Period, the Special Amberjack Designee shall also be permitted to call special meetings.

FIFTH: The following Section 3.14 shall be added immediately following Article III, Section 3.13 of the Bylaws:

3.14	Definitions. For purposes of this Article III:

“Special Amberjack Designee” means the Amberjack Designee (as defined in the Stockholders Agreement) designated by Amberjack Capital Partners, L.P., a Delaware limited partnership, as the Special Amberjack Designee in connection with his nomination to the Board of Directors.

“Stockholders Agreement” means that certain Stockholders’ Agreement, dated [•], by and among the Corporation, Amberjack and the other stockholders party thereto (as the same may be amended, supplemented or restated from time to time).

SIXTH: Article VI of the Bylaws is hereby amended and restated to read in its entirety as follows:

ARTICLE VI

INDEMNIFICATION

6.1

Right to Indemnification. Each person who was or is a party or is threatened to be made a party to, or was or is otherwise involved in, any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry, judicial, administrative or legislative hearing, or any other threatened, pending or completed proceeding, whether brought by or in the right of the Corporation or otherwise, including any and all appeals, whether of a civil, criminal, administrative, legislative, investigative or other nature (hereinafter a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or an officer of the Corporation or while a director or officer of the Corporation is or was serving at the request of the Corporation, in any capacity, with any corporation or a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or in any other capacity while serving or having agreed to serve as a director, officer, employee or agent (hereinafter an “indemnitee”), or by reason of anything done or not done by him or her in any such capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder and shall inure to the benefit of his or her heirs, executors and administrators, and the Corporation shall indemnify and hold harmless in such manner any person designated by the Board of Directors, or any committee thereof, as a person subject to this indemnification provision, and who was or is made a party or is threatened to be made a party to a proceeding by reason of the fact that he, she or a person of whom he or she is the legal representative, is or was serving at the request of the Board of Directors as a director, officer, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise whether such request is made before or after the acts taken or allegedly taken or events occurring or allegedly occurring which give rise to such proceeding, all on the terms and conditions set forth in these Bylaws; provided, however, that, except as otherwise required by law or provided in Section 6.3 with respect to suits to enforce rights under this Article VI, the Corporation shall indemnify any such indemnitee in connection with a proceeding, or part thereof, initiated by such indemnitee (including claims and counterclaims, whether such counterclaims are asserted by: (i) such indemnitee; or (ii) the Corporation in a proceeding initiated by such indemnitee) only if such proceeding, or part thereof, was authorized by the Board of Directors.

6.2	Right to Advancement of Expenses.

(a)

In addition to the right to indemnification conferred in Section 6.1, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorneys’ fees) incurred in defending any proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that an advancement of expenses shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses under this Article VI or otherwise.

6.3

Right of Indemnitee to Bring Suit. If a request for indemnification under Section 6.1 is not paid in full by the Corporation within 30 days, or if a request for an advancement of expenses under Section 6.2 is not paid in full by the Corporation within 20 days, after a written request has been received by the Secretary of the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of such request. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit to the fullest extent permitted by law. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard of conduct for indemnification set forth in the DGCL but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under applicable law, this Article VI or otherwise shall be on the Corporation.

6.4

Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any law, agreement, vote of stockholders or disinterested directors, provisions of a certificate of incorporation or bylaws, or otherwise.

6.5

Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

6.6

Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent and in the manner permitted by law, and to the extent authorized from time to time, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation.

6.7

Nature of Rights. The rights conferred upon indemnitees in this Article VI shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

6.8

Settlement of Claims. Notwithstanding anything in this Article VI to the contrary, the Corporation shall not be liable to indemnify any indemnitee under this Article VI for any amounts paid in settlement of any proceeding effected without the Corporation’s written consent, which consent shall not be unreasonably withheld.

6.9

Subrogation. In the event of payment under this Article VI, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee (excluding insurance obtained on the indemnitee’s own behalf), and the indemnitee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

6.10

Procedures for Submission of Claims. The Board of Directors may establish reasonable procedures for the submission of claims for indemnification pursuant to this Article VI, determination of the entitlement of any person thereto and review of any such determination. Such procedures shall be set forth in an appendix to these Bylaws and shall be deemed for all purposes to be a part hereof.

6.11

Severability. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law: (a) the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent of the parties that the Corporation provide protection to the indemnitee to the fullest extent set forth in this Article VI.

SEVENTH: The following Section 7.9 shall be added immediately following Article VII, Section 7.8 of the Bylaws:

7.9

Restrictions on Other Agreements. To the fullest extent permitted by applicable law, the provisions of the Certificate of Incorporation and of the Stockholders Agreement shall be controlling if any such provisions or the operation thereof conflict with the provisions of these Bylaws.

EIGHTH: The following Article VIII shall be added immediately following Article VII of the Bylaws:

ARTICLE VIII

FORUM FOR ADJUDICATION OF DISPUTES

8.1

Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Notwithstanding the foregoing, this Section 8.1 shall not apply to claims seeking to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.1.

8.2

Enforceability. If any provision of this Article VIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article VIII (including, without limitation, each portion of any sentence of this Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

[The remainder of this page has been left intentionally blank.]

IN WITNESS WHEREOF, this Amendment to the Bylaws has been executed for and on behalf of the Corporation by an officer thereunto duly authorized and attested to as of [●], 2024.

DRIL-QUIP, INC.

By:
Name:
Title:

Annex E

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of this   day of     , 2024, by and among Dril-Quip, Inc., a Delaware corporation (the “Company”), and each of the other parties listed on the signature pages hereto (the “Initial Holders” and, together with the Company, the “Parties”).

WHEREAS, the Company, Ironman Merger Sub Inc., a Delaware corporation, DQ Merger Sub, LLC, a Delaware limited liability company, and Innovex Downhole Solutions, Inc., a Delaware corporation, entered into an Agreement and Plan of Merger, dated March 18, 2024 (as it may be amended form time to time, the “Merger Agreement”), pursuant to which the Initial Holders have been issued shares of Common Stock (as hereinafter defined) pursuant to the Merger Agreement; and

WHEREAS, (i) the Merger Agreement contemplates the execution and delivery of this Agreement and (ii) the Company has agreed to provide to the Initial Holders registration rights with respect to the Registrable Securities (as hereinafter defined) as set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party hereto, the Parties hereby agree as follows:

1. DEFINITIONS. As used in this Agreement, the following terms have the meanings indicated:

“Action” means any claim, action, cause of action, appeal, petition, plea, charge, complaint, demand, suit, litigation, arbitration, inquiry, investigation, audit, or other similar legal proceeding, whether at law or in equity, that is commenced by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such specified Person. For purposes of the foregoing, a Person shall be deemed to control a specified Person if such Person possesses, the power to direct the management and policies of such specified Person. For purposes of this Agreement, the Holders shall not be considered Affiliates of the Company.

“Agreement” has the meaning set forth in the preamble.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405.

“Blackout Period” has the meaning set forth in Section 3(p).

“Block Trade” has the meaning set forth in Section 2(c).

“Block Trade Notice” has the meaning set forth in Section 2(c).

“Board” means the board of directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Houston, Texas are authorized or required to close.

“Closing Date” has the meaning set forth in the Merger Agreement.

“Commission” means the Securities and Exchange Commission or any other federal agency then administering the Securities Act or Exchange Act.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company” has the meaning set forth in the preamble.

“Company Securities” means any equity interest of any class or series in the Company.

“Demand Notice” has the meaning set forth in Section 2(a)(i).

“Demand Registration” has the meaning set forth in Section 2(a)(i).

“Effective Date” means the time and date that a Registration Statement is first declared effective by the Commission or otherwise becomes effective.

“Effectiveness Period” has the meaning set forth in Section 2(a)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Freely Tradeable” means the Registrable Securities (i) are freely transferable under Rule 144 and the securities laws of any other applicable jurisdiction without limitation, or any volume, manner-of-sale or other restrictions or conditions, without registration and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c) (or any similar rule then in force) and (ii) do not bear a restrictive legend relating to the Securities Act or the securities laws of any other applicable jurisdiction or a restricted CUSIP and have been deposited (or are eligible for deposit) in the Depository Trust Company (or successor thereto).

“Governmental Authority” means any federal, state or local, tribal or foreign governmental or quasi-governmental authority, any subdivision or agency of any of the foregoing, any judicial or arbitral body or any applicable self-regulatory organization (in each case, whether domestic or foreign).

“Holder” means (i) each Initial Holder unless and until such Initial Holder ceases to hold any Registrable Securities; and (ii) any holder of Registrable Securities to whom registration rights conferred by this Agreement have been transferred in compliance with Section 8(e) hereof unless and until such subsequent Holder ceases to hold any Registrable Securities; provided that any Person referenced in clause (ii) shall be a Holder only if such Person agrees in writing to be bound by and subject to the terms set forth in this Agreement.

“Holder Indemnified Persons” has the meaning set forth in Section 6(a).

“Holder Lock-Up Period” has the meaning set forth in Section 3(r).

“Holder Underwriter Registration Statement” has the meaning set forth in Section 3(t).

“Initial Holder” has the meaning set forth in the preamble.

“Initiating Holder(s)” means the Holder(s) delivering the Demand Notice, Underwritten Offering Notice or Block Trade Notice, as applicable.

“Lock-Up Period” means a period of 180 days from the Closing Date.

“Lock-Up Release Date” means the date of the termination or expiration of the Lock-Up Period whether by its terms or by the earlier agreement of the Company.

“Losses” has the meaning set forth in Section 6(a).

“Managing Underwriter” means, with respect to any Underwritten Offering or Block Trade, the book running lead manager or managers of such Underwritten Offering or Block Trade.

“Minimum Amount” has the meaning set forth in Section 2(a)(i).

“Opt-Out Notice” has the meaning set forth in Section 2(d)(v).

“Parties” has the meaning set forth in the preamble.

“Person” means an individual or any, corporation, association, partnership, joint venture, limited liability company, joint stock or other company, business trust, organization, Governmental Authority, unincorporated organization, trust, association or other entity of any kind.

“Piggyback Registration” has the meaning set forth in Section 2(d)(i).

“Piggyback Registration Notice” has the meaning set forth in Section 2(d)(i).

“Piggyback Registration Request” has the meaning set forth in Section 2(d)(i).

“Prospectus” means the prospectus included in a Registration Statement (including a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A, Rule 430B or Rule 430C), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means the Shares; provided, however, that Registrable Securities shall not include: (i) any Shares that have been registered under the Securities Act and disposed of pursuant to an effective Registration Statement; (ii) any Shares transferred in a private transaction to a Person who is not entitled to the registration and other rights hereunder; (iii) any Shares that have been sold or transferred by the Holder thereof pursuant to Rule 144 (or any similar provision then in force under the Securities Act) and the transferee thereof does not receive “restricted securities” as defined in Rule 144; (iv) any Shares that cease to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise); and (v) after the tenth anniversary hereof, any Shares held by a Holder at such time that are Freely Tradeable and the Holder of such Shares (together with its Affiliates) is not an affiliate of the Company (as defined in Rule 144) and does not beneficially own a number of shares of Common Stock equal to or greater than 5% of the total number of then outstanding shares of Common Stock.

“Registration Expenses” has the meaning set forth in Section 5.

“Registration Statement” means a registration statement of the Company in the form required to register under the Securities Act and other applicable law the resale of the Registrable Securities in accordance with the intended plan of distribution of each Holder of Registrable Securities included therein, and including any Prospectus, amendments and supplements to each such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Requested Underwritten Offering” has the meaning set forth in Section 2(b).

“Requested Underwritten Offering Cap” has the meaning set forth in Section 2(b).

“Requested Underwritten Offering Minimum Condition” has the meaning set forth in Section 2(a)(iii).

“Rule 144” means Rule 144, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Rule 405” means Rule 405, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Rule 415” means Rule 415, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Rule 424” means Rule 424, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Rule 430A” means Rule 430A, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Rule 430B” means Rule 430B, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Rule 430C” means Rule 430C, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (except as set forth in Section 5).

“Shares” means (i) the shares of Common Stock held by the Holders and issued pursuant to the Merger Agreement, and (ii) any other equity interests of the Company or equity interests in any successor of the Company issued in respect of the shares of Common Stock described in clause (i) above by reason of or in connection with any stock dividend, stock split, combination, reorganization, recapitalization, conversion to another type of entity or similar event involving a change in the capital structure of the Company.

“Shelf Registration Statement” means a Registration Statement of the Company filed with the Commission on Form S-3 (or any successor form or other appropriate form under the Securities Act) for an offering to be made on a continuous or delayed basis pursuant to Rule 415 (or any similar rule that may be adopted by the Commission) or, if the Company is not then eligible to file on Form S-3, on Form S-1 or any other appropriate form under the Securities Act, or any successor rule that may be adopted by the Commission, and all amendments and supplements to such Registration Statement (including post-effective amendments), covering the Registrable Securities, as applicable.

“Suspension Period” has the meaning set forth in Section 8(b).

“Trading Market” means the principal national securities exchange on which Registrable Securities are listed.

“Underwritten Offering” means an underwritten offering of Common Stock for cash (whether a Requested Underwritten Offering or in connection with a public offering of Common Stock by the Company, stockholders or both), excluding an offering relating solely to an exchange offer, employee benefit plan or a dividend reinvestment plan, an offering relating to a transaction on Form S-4 or Form S-8 or an offering on any registration statement form that does not permit secondary sales.

“Underwritten Offering Limitation” has the meaning set forth in Section 2(b).

“Underwritten Offering Notice” has the meaning set forth in Section 2(b).

“Underwritten Offering Piggyback Notice” has the meaning set forth in Section 2(d)(ii).

“Underwritten Offering Piggyback Request” has the meaning set forth in Section 2(d)(ii).

“Underwritten Piggyback Offering” has the meaning set forth in Section 2(d)(ii).

“VWAP” means, as of a specified date and in respect of Registrable Securities, the volume weighted average price for such security on the Trading Market for the five trading days immediately preceding, but excluding, such date.

“WKSI” means a “well known seasoned issuer” as defined under Rule 405.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Sections refer to Sections of this Agreement; (c) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (d) the terms “hereof,” “hereto,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (f) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (g) references to any law or statute shall include all rules and regulations promulgated thereunder, and references to any law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable law or statute; (h) references to any Person include such Person’s successors and permitted assigns; and (i) references to “days” are to calendar days unless otherwise indicated.

2. REGISTRATION.

(a) Demand Registration.

(i) At any time after the Lock-Up Release Date, any Holder(s) shall have the option and right, exercisable by delivering a written notice to the Company (a “Demand Notice”), to require the Company to, pursuant to the terms of and subject to the limitations contained in this Agreement, prepare and file with the Commission a Registration Statement registering the offering and sale of the number and type of Registrable Securities on the terms and conditions specified in the Demand Notice, which may include sales on a delayed or continuous basis pursuant to Rule 415 pursuant to a Shelf Registration Statement (a “Demand Registration”). The Demand Notice must set forth the number of Registrable Securities that the Initiating Holder(s) intend to include in such Demand Registration and the intended methods of disposition thereof. Notwithstanding anything to the contrary herein, in no event shall the Company be required to effectuate a Demand Registration unless the Registrable Securities of the Initiating Holder(s), their respective Affiliates and any other Holders to be included therein have an aggregate value, based on the VWAP as of the date of the Demand Notice, of at least $30 million (the “Minimum Amount”). In addition, as promptly as reasonably practicable, but in no event later than 10 Business Days after the date hereof, the Company shall prepare and file with the Commission a Registration Statement on Form S-3 (which shall be an Automatic Shelf Registration Statement if available) to permit the public resale of all of the Registrable Securities in accordance with the terms of this Agreement. The Company shall use its reasonable best efforts to cause such Registration Statement (including such Shelf Registration Statement) to become or to be declared effective by the Commission as soon as reasonably practicable after the initial filing of such Registration Statement (or 90 days following the filing thereof if the Commission notifies the Company that it will “review” the Shelf Registration Statement). Each Registration Statement (including such Shelf Registration Statement) shall provide for the resale of the Registrable Securities pursuant to any method or combination of methods legally available to, and requested by, the Holders of any and all Registrable Securities covered by such Registration Statement. The Company shall use its reasonable best efforts to cause any Registration Statement (including such Shelf Registration Statement) filed pursuant to this Section 2(a) to be continuously effective, supplemented and amended to the extent necessary to ensure that it is available for the resale of all Registrable Securities by the Holders until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities (the “Effectiveness Period”; provided, that if a Registration Statement is not a Shelf Registration Statement, “Effectiveness Period” shall mean until all Registrable Securities covered by such Registration Statement have been sold). If such Registration Statement is filed on Form S-3 and has been outstanding for at least three years, and the Registration Statement relates to offerings of securities described in Rule 415(a)(vii), (ix) or (x), at the end of the third year the Company shall refile a new Registration Statement on Form S-3 (or, if such Form is not available, Form S-1) covering the Registrable Securities. For the avoidance of doubt, the Company’s obligation to prepare and file such Registration Statement on Form S-3 upon becoming eligible to use such form does not constitute a Demand Registration for purposes of this Agreement.

(ii) Within 30 days after the receipt of the Demand Notice (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, within 45 days thereof), the Company shall, subject to the limitations of this Section 2(a), file a Registration Statement in accordance with the terms and conditions of, and the intended timing and method of disposition described in, the Demand Notice. The Company shall use reasonable best efforts to cause such Registration Statement to become and remain effective as soon as reasonably practicable after the filing thereof under the Securities Act for the duration of the Effectiveness Period.

(iii) Subject to the other limitations contained in this Agreement, the Company is not obligated hereunder to (A) file any Registration Statement pursuant to a Demand Registration within 90 days after the closing of any prior Requested Underwritten Offering, unless as a result of Section 2(e), the prior Requested Underwritten Offering included less than (the “Requested Underwritten Offering Minimum Condition”) the lesser of (i) Registrable Securities of the Initiating Holder(s) having an aggregate value, based on the VWAP as of the effective date of the related Registration Statement, of $50 million, and (ii) the aggregate value, based on the VWAP as of the effective date of the related Registration Statement, of two-thirds of the number of Registrable Securities the Initiating Holder(s) set forth in the applicable Underwritten Offering Notice, or (B) effect a Demand Registration pursuant to a Demand Notice if a Registration Statement covering all of the Registrable Securities held by the Initiating Holder(s) shall have become and remains effective under the Securities Act and is sufficient to permit offers and sales of the number and type of Registrable Securities on the terms and conditions specified in the Demand Notice in accordance with the intended timing and method or methods of distribution thereof specified in the Demand Notice. No Demand Registration shall be deemed to have occurred for purposes of this Section 2(a)(iii) if the Registration Statement relating thereto does not become effective or is not maintained effective for its entire Effectiveness Period (other than any Blackout Period pursuant to Section 3(p)), in which case the Initiating Holder(s) shall be entitled to an additional Demand Registration in lieu thereof.

(iv) A Holder may withdraw all or any portion of its Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the effectiveness of the applicable

Registration Statement. Upon receipt of a notice from an Initiating Holder that such Initiating Holder is withdrawing an amount of its Registrable Securities such that the remaining amount of Registrable Securities to be included in the Demand Registration is below the Minimum Amount, the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement (it being understood that in such event such Demand Registration shall not count towards any limits or similar restrictions under this Agreement on such Demand Registrations).

(v) The Company may include in any such Demand Registration or the Shelf Registration Statement referred to in Section 2(a)(i) other Company Securities for sale for its own account or for the account of any other Person, subject to Sections 2(e).

(vi) Subject to the limitations contained in this Agreement, the Company shall effect any Demand Registration on such appropriate registration form of the Commission (A) as shall be selected by the Company and (B) as shall permit the disposition of the Registrable Securities in accordance with the intended method or methods of disposition specified in the Demand Notice; provided, however, that to the extent the Company is a WKSI at the time, any Initiating Holder may request that the Company file an Automatic Shelf Registration Statement on Form S-3 (or any equivalent or successor form under the Securities Act), in which case the Company shall file an Automatic Shelf Registration Statement which covers those Registrable Securities which are requested to be registered. The Company shall use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period during which the Registrable Securities remain Registrable Securities. If the Company does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, the Company agrees to pay such fee at such time or times as the Registrable Securities are to be sold. If an Automatic Shelf Registration Statement has been outstanding for at least three years, at the end of the third year the Company shall refile a new Automatic Shelf Registration Statement covering the Registrable Securities. If at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, the Company shall use its reasonable best efforts to refile the Shelf Registration Statement on Form S-3 and, if such form is not available, Form S-1 and keep such registration statement effective during the period during which such Registration Statement is required to be kept effective hereunder. The Holders may use such Form S-3 to dispose of their Registrable Securities on a non-underwritten basis, and may utilize such Form S-3 on an underwritten basis if requested by the Initiating Holder(s). If at any time a Registration Statement on Form S-3 is effective and a Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will, subject to the terms of this Agreement, amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place.

(vii) If the Company files any shelf registration statement for the benefit of the holders of any of its securities other than the Holders, the Company agrees that it shall include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such shelf registration statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment.

(viii) Without limiting Section 3, in connection with any Demand Registration pursuant to and in accordance with this Section 2(a), the Company shall (A) promptly prepare and file or cause to be prepared and filed (1) such additional forms, amendments, supplements, prospectuses, certificates, letters, opinions and other documents, as may be necessary or advisable to register or qualify the Registrable Securities subject to such Demand Registration, including under the securities laws of such jurisdictions as the Holders shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Company would become subject to general service of process or to taxation or qualification to do business in such jurisdiction solely as a result of registration and (2) such forms, amendments, supplements, prospectuses, certificates, letters, opinions and other documents as may be necessary to apply for listing or to list the Registrable Securities subject to such Demand Registration on the Trading Market and (B) do any and all other acts and things that may be reasonably necessary or appropriate or reasonably requested by the Holders to enable the Holders to consummate a public sale of such Registrable Securities in accordance with the intended timing and method or methods of distribution thereof.

(ix) In the event a Holder transfers Registrable Securities included on a Registration Statement, such Holder has assigned its rights under this Agreement pursuant to Section 8(e) and such Registrable Securities remain Registrable Securities following such transfer, at the request of such Holder, the Company shall amend or supplement such Registration Statement as may be necessary in order to enable such transferee to offer and sell such Registrable Securities pursuant to such Registration Statement; provided that in no event shall the Company be required to file a post-effective amendment to the Registration Statement unless (A) such Registration Statement includes only Registrable Securities held by the Holder, Affiliates of the Holder or transferees of the Holder and securities (other than Registrable Securities) to be offered by the Company or Persons that are not Holders or (B) the Company has received written consent therefor from a Person for whom Registrable Securities have been registered on (but not yet sold under) such Registration Statement, other than the Holder, Affiliates of the Holder or transferees of the Holder.

(x) If a Registration Statement filed pursuant to this Agreement ceases to be effective under the Securities Act for any reason at any time during the Effectiveness Period, the Company shall use its reasonable best efforts as promptly as is reasonably practicable to cause such Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Registration Statement), and shall use its reasonable best efforts as promptly as is reasonably practicable to amend such Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Registration Statement or file an additional Registration Statement registering the resale from time to time by the Holders thereof of all securities that are Registrable Securities as of the time of such filing and not registered pursuant to another Registration Statement pursuant to the Holders’ intended method of disposition. If any Registrable Securities required to be included under this Agreement in a Registration Statement are not included by the Company on a Registration Statement, the Company shall, upon request by the Holders, promptly file and use its reasonable best efforts to have declared effective one or more additional Registration Statements registering the resale from time to time by the Holders thereof of all securities that are Registrable Securities as of the time of such filing and not registered pursuant to another Registration Statement pursuant to the Holders’ intended method of disposition.

(b) Requested Underwritten Offering. Any Initiating Holder(s) then able to effectuate a Demand Registration pursuant to the terms of Section 2(a), ignoring for purposes of such determination Section 2(a)(iii)(B) (or who has previously effectuated a Demand Registration pursuant to Section 2(a) but has not engaged in an Underwritten Offering in respect of such Demand Registration), shall have the option and right, exercisable by delivering written notice to the Company of its intention to distribute Registrable Securities by means of an Underwritten Offering (an “Underwritten Offering Notice”), to require the Company, pursuant to the terms of and subject to the limitations of this Agreement, to effectuate a distribution of any or all of its Registrable Securities by means of an Underwritten Offering pursuant to a new Demand Registration (if the Underwritten Offering cannot be conducted pursuant to an effective Registration Statement) or pursuant to an effective Registration Statement covering such Registrable Securities (a “Requested Underwritten Offering”); provided, that the Registrable Securities of such Holder(s) requested to be included in such Requested Underwritten Offering together with any other Holders that elect to participate in such Requested Underwritten Offering have an aggregate value of at least equal to the Minimum Amount as of the date of such Underwritten Offering Notice. The Underwritten Offering Notice must set forth the number of Registrable Securities that such Holder intends to include in such Requested Underwritten Offering. The Managing Underwriter and the other underwriters of a Requested Underwritten Offering shall be designated by the Initiating Holder; subject to the consent of the Company, which consent shall not be unreasonably withheld. The Initiating Holder, in connection with any other Holder participating in such Requested Underwritten Offering, shall determine the pricing of the Registrable Securities offered pursuant to any Requested Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Requested Underwritten Offering. Notwithstanding the foregoing, the Company is not obligated to (i) effect a Requested Underwritten Offering within 90 days after the closing of a Requested Underwritten Offering, unless as a result of Section 2(e), the prior Requested Underwritten Offering failed to satisfy the Requested Underwritten Offering Minimum Condition, in which case such prior Requested Underwritten Offering shall not be deemed to have occurred or (ii) conduct more than six Requested Underwritten Offerings in the aggregate or more than two Requested Underwritten Offerings pursuant to this Section 2(b) in any twelve-month period (the “Requested Underwritten Offering Cap”); provided, that (A) if, prior to filing of the applicable prospectus or prospectus supplement used for marketing such Requested Underwritten Offering, the majority-in-interest of Holders participating in such Requested Underwritten Offering withdraws from such Requested Underwritten Offering, (B) if the Initiating Holder has reimbursed the Company for all its Registration Expenses in connection with such Requested Underwritten Offering, or (C) if the Requested Underwritten Offering Minimum Condition is not met (or, if it is met, at least 75% of the Registrable Securities included in such Requested Underwritten Offering are not sold in such Requested Underwritten Offering) then, in the case of each of (A), (B) and (C), such Requested Underwritten Offering shall not count towards the Requested Underwritten Offering Cap ((i) and (ii) together, the “Underwritten Offering Limitation”).

(c) Notwithstanding anything contained in this Section 2, in the event of a sale of Registrable Securities in an Underwritten Offering requiring the involvement of the Company and of the type which are commonly known as a “block trade,” “overnight offering” or “bought deal” (a “Block Trade”), the Initiating Holder shall give at least two Business Days prior notice in writing (the “Block Trade Notice”) of such transaction to the Company and identify the potential underwriter(s) in such notice with contact information for such underwriter(s); and the Company shall cooperate with such Initiating Holder or Holders to the extent it is reasonably able to effect such Block Trade. Any Block Trade shall be for at least $15 million in expected gross proceeds. For the avoidance of doubt, a Block Trade shall not constitute a Requested Underwritten Offering for purposes of the Underwritten Offering Limitation. The Initiating Holder in any Block Trade shall select the underwriter(s) to administer such Block Trade subject to the consent of the Company, which consent shall not be unreasonably withheld.

(d) Piggyback Registration and Piggyback Underwritten Offering.

(i) If the Company shall at any time propose to file a registration statement under the Securities Act with respect to an offering of Common Stock (other than a registration statement on Form S-4, Form S-8 or any successor forms thereto or filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan or an offering on any registration statement form that does not permit secondary sales), whether or not for its own account, other than in connection with an Underwritten Offering subject to the procedures of Section 2(d)(ii), then the Company shall promptly notify all Initial Holders, Affiliates thereof and Holders holding Registrable Securities having an aggregate value, based on the VWAP as of the date prior to the date such notification is given, of at least $1 million (or all Holders in the case of a Demand Registration or a Shelf Registration Statement contemplated by Section 2(a)(i)) of such proposal reasonably in advance of (and in any event at least 10 Business Days before) the anticipated filing date (the “Piggyback Registration Notice”). The Piggyback Registration Notice shall offer such Holders the opportunity to include for registration in such registration statement the number of Registrable Securities as they may request in writing (a “Piggyback Registration”). The Company shall include in each such Piggyback Registration such Registrable Securities for which the Company has received written requests for inclusion therein (“Piggyback Registration Request”) within five Business Days after sending the Piggyback Registration Notice. Each such Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from a Piggyback Registration by giving written notice to the Company of its request to withdraw; provided that such request must be made in writing prior to the effectiveness of such registration statement and such withdrawal shall be irrevocable and, after making such withdrawal, a Holder shall no longer have any right to include Registrable Securities in the Piggyback Registration as to which such withdrawal was made. Any withdrawing Holder shall continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of Common Stock, all upon the terms and conditions set forth herein. No registration effected under this Section 2(d) shall be deemed to have been effected pursuant to Section 2(a) above or shall relieve the Company of the Company’s obligation to effect any registration upon request under Section 2(a) above.

(ii) If the Company shall at any time propose to conduct an Underwritten Offering (including a Requested Underwritten Offering but excluding a Block Trade), whether or not for its own account, then the Company shall promptly notify all Initial Holders, Affiliates thereof and Holders holding Registrable Securities having an aggregate value, based on the VWAP as of the date prior to the date such notification is given, of at least $1 million (or all Holders in the case of a Requested Underwritten Offering) of such proposal reasonably in advance of the commencement of the offering, which notice shall set forth the principal terms and conditions of the issuance, including the proposed offering price (or range of offering prices), the anticipated filing date of the related registration statement (if applicable) and the number of shares of Common Stock that are proposed to be registered (the “Underwritten Offering Piggyback Notice”). Receipt of a Piggyback Registration Notice under Section 2(d)(i) or any Underwritten Offering Piggyback Notice required to be provided in this Section 2(d)(ii) to Holders shall be kept confidential by the Holder until such proposed Underwritten Offering is (i) publicly announced or (ii) such Holder receives notice that such proposed registration or Underwritten Offering, as the case may be, has been abandoned, which such notice shall be provided promptly by the Company to each Holder. The Underwritten Offering Piggyback Notice shall offer such Holders the opportunity to include in such Underwritten Offering (and any related registration, if applicable) the number of Registrable Securities as they may request in writing (an “Underwritten Piggyback Offering”); provided, however, that in the event that the Company proposes to effectuate the subject Underwritten Offering pursuant to an effective Registration Statement for offerings to be made on a continuous or delayed basis pursuant to Rule 415 (or any similar rule that may be adopted by the Commission), regardless of whether, for purposes of this Section 2(d)(ii), any Registrable Securities are included thereon (other than an Automatic Shelf Registration Statement and Holders could be included in the Underwritten Offering to be effectuated pursuant to such Automatic Shelf Registration Statement without the filing of a post-effective amendment thereto, other than a post-effective amendment that is immediately effective), only Registrable Securities of such Holders which are subject to an effective Shelf Registration Statement may be included in such Underwritten Piggyback Offering, unless the Company is then able to file an Automatic Shelf Registration Statement and in the reasonable judgment of the Company, the filing of the same including Registrable Securities of such Holders that are not otherwise included in an effective Shelf Registration Statement would not have a material adverse effect on the price, timing or distribution of the Common Stock in such Underwritten Piggyback Offering. The Company shall include in each such Underwritten Piggyback Offering such Registrable Securities for which the Company has received written requests for inclusion therein (“Underwritten Offering Piggyback Request”) within three Business Days after sending the Underwritten Offering Piggyback Notice. Each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from an Underwritten Piggyback Offering up to and including the time of pricing of such offering, and such Holder shall continue to have the right to include any Registrable Securities in any subsequent Underwritten Offerings, all upon the terms and conditions set forth herein.

(iii) The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2(d) at any time in its sole discretion whether or not any Holder has elected to include Registrable Securities in such Registration Statement. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 5 hereof.

(iv) Notwithstanding the foregoing, the rights afforded to Holders in this Section 2(d) shall not apply to Block Trades.

(v) Notwithstanding the foregoing, any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed filing of a registration statement or Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing.

(e) Priority in Underwritten Offerings. In connection with an Underwritten Offering, if the Managing Underwriter of any such Underwritten Offering advises the Company, and the Company advises the Holders in writing, that, in the reasonable opinion of the Managing Underwriter, the total amount of Common Stock (or securities convertible into or exercisable or exchangeable for Common Stock) that the Holders and any other Persons (including the Company) intend to include in such Underwritten Offering (and any related registration, if applicable) exceeds the number that can be included in such Underwritten Offering without being likely to have a material adverse effect on the price, timing or distribution of the Common Stock offered or the market for the Common Stock (or securities convertible into or exercisable or exchangeable for Common Stock), then the Common Stock to be included in such Underwritten Offering (in each case subject to the other terms and provisions of this Agreement) shall include the number of shares of Common Stock that such Managing Underwriter, in its reasonable opinion, advises the Company can be sold without having such adverse effect, with such number to be allocated as follows (in each case, with respect to such Persons that have validly requested to include shares of Common Stock in such Underwritten Offering in accordance with this Agreement or otherwise pursuant to rights of registration granted by the Company):

(i) if the offering was initiated for and on behalf of the Company:

(A) first, to the Company;

(B) second, to other holders of registration rights and the Holders, pro rata based on the number of shares of Common Stock held by such other holders and the Holders; and

(C) third, to all other holders of Common Stock entitled to participate in such Underwritten Offering, pro rata in accordance with the number of shares of Common Stock then held by such other holders;

(ii) in the case of a Requested Underwritten Offering:

(A) first, to the Holders, pro rata based on the relative number of Registrable Securities then held by each such Holder;

(B) second, any remaining Holders, pro rata based on the relative number of Registrable Securities then held by each such Holder, in the case that an Initiating Holder withdraws its participation in the Requested Underwritten Offering;

(C) third, to the Company; and

(D) fourth, pro rata among all other holders of Common Stock entitled to participate in such Underwritten Offering, pro rata in accordance with the number of shares of Common Stock then held by such other holders;

(iii) if the offering was not initiated for and on behalf of the Company and was initiated for and on behalf of any holder of registration rights (other than any Holder):

(A) first, to such other holders and the Holders, pro rata based on the number of shares of Common Stock held by such other holders and the Holders;

(B) second, to the Company; and

(C) third, pro rata among all other holders of Common Stock proposed to be included in such offering based on the number of shares of Common Stock held by such other holders.

Notwithstanding the foregoing, if (i) an offering was initiated by the Holders, (ii) the Holders are unable to include in the offering all of the shares of Common Stock including in the Underwritten Offering Piggyback Request and (iii) the underwriters in such offering exercise their option to purchase up to an additional 15% of the shares sold in such offering, the shares to be included in such option closing shall be allocated (x) first, to the Holders, pro rata in accordance with the number of Registrable Securities then held by each such Holder until all shares included in the Underwritten Offering Piggyback Request are sold, and (y) second, to the Company.

3. REGISTRATION AND UNDERWRITTEN OFFERING PROCEDURES.

The procedures to be followed by the Company and each Holder electing to sell Registrable Securities in a Registration Statement pursuant to this Agreement, and the respective rights and obligations of the Company and such Holders, with respect to the preparation, filing and effectiveness of such Registration Statement and the effectuation of any Underwritten Offering, are as follows:

(a) In connection with a Demand Registration and the Shelf Registration Statement referred to in Section 2(a)(i), the Company will, at least five Business Days prior to the anticipated filing of the Registration Statement and any related Prospectus or any amendment or supplement thereto (other than any filing made under the Exchange Act that is incorporated by reference into the Registration Statement), (i) offer to provide and, if requested, furnish to such Holders and counsel selected by such Holders copies of all such documents prior to filing and (ii) use reasonable best efforts to address in each such document when so filed with the Commission such comments as such Holders reasonably shall propose prior to the filing thereof, and the Company shall not file any such Registration Statement or any related Prospectus or any amendment or supplement thereto to which the Holders of a majority of the Registrable Securities covered by such Registration Statement, any Managing Underwriter or any of their respective counsel shall reasonably object in writing on a timely basis.

(b) In connection with a Piggyback Registration, an Underwritten Piggyback Offering or a Requested Underwritten Offering, the Company will, at least three Business Days prior to the anticipated filing of any initial Registration Statement that identifies the Holders and any related Prospectus or any amendment or supplement thereto (other than amendments and supplements that do not materially alter the previous disclosure or do nothing more than name Holders and provide information with respect thereto that in each case such Holders have previously consented to in writing or provided for inclusion therein), as applicable, (i) furnish to such Holders and counsel selected by such Holders copies of any such Registration Statement or related Prospectus or amendment or supplement thereto that identify the Holders and any related Prospectus or any amendment or supplement thereto (other than amendments and supplements that do not materially alter the previous disclosure or do nothing more than name Holders and provide information with respect thereto) prior to filing and (ii) use reasonable best efforts to address in each such document when so filed with the Commission such comments as such Holders reasonably shall propose prior to the filing thereof, and the Company shall not file any such Registration Statement or any related Prospectus or any amendment or supplement thereto to which the Holders of a majority of the Registrable Securities covered by such Registration Statement, any Managing Underwriter or any of their respective counsel shall reasonably object in writing on a timely basis.

(c) In connection with a Demand Registration, the Company will, promptly prior to the filing of any document which is to be incorporated by reference into the Registration Statement or the Prospectus (after the initial filing of such Registration Statement), and prior to the filing of any free writing prospectus, provide copies of such document to counsel for each Holder whose Registrable Securities are included therein and to each Managing Underwriter, if any, and will make the Company’s representatives reasonably available for discussion of such document and make such changes in such document concerning the Holders prior to the filing thereof as counsel for the Holders or Managing Underwriters may reasonably request.

(d) The Company will use reasonable best efforts to as promptly as reasonably practicable (i) prepare and file with the Commission such amendments, including post-effective amendments, and supplements to each Registration Statement and the Prospectus used in connection therewith as may be necessary under applicable law to keep such Registration Statement continuously effective with respect to the disposition of all Registrable Securities covered thereby for its Effectiveness Period and, subject to the limitations contained in this Agreement, prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities held by the Holders; (ii) cause the related Prospectus to be amended or supplemented by any required prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering and the Managing Underwriter at any time shall notify the Holders that, in the reasonable judgment of such Managing Underwriter, inclusion of detailed information to be used in such prospectus supplement is of material importance to the success of the Underwritten Offering, or if such information is required by applicable law (including the rules and regulation of the Commission), include such information in a prospectus supplement; and (iv) respond to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably practicable provide such Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that pertains to such Holders as selling stockholders but not any comments that would result in the disclosure to such Holders of material and non-public information concerning the Company unless requested by such Holders.

(e) The Company will comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statements and the disposition of all Registrable Securities covered by each Registration Statement.

(f) The Company will notify such Holders who are included in a Registration Statement as promptly as reasonably practicable: (i) (A) when a Prospectus or any prospectus supplement or post-effective amendment to a Registration Statement in which such Holder is included has been filed; (B) when the Commission notifies the Company whether there will be a “review” of the applicable Registration Statement and whenever the Commission comments in writing on such Registration Statement (in which case the Company shall provide true and complete copies thereof and all written responses thereto to each of such Holders that pertain to such Holders as selling stockholders but not any comments or responses that would result in the disclosure to such Holders of material and non-public information concerning the Company unless requested by such Holders); and (C) with respect to each applicable Registration Statement or any post-effective amendment thereto, when the same has been declared effective; (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to such Registration Statement or Prospectus or for additional information that pertains to such Holders as sellers of Registrable Securities; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or the initiation of any Actions for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Action for such purpose; and (v) of the occurrence (but not the details unless requested by such Holders) of any event or passage of time that makes any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided, however, that no notice by the Company shall be required pursuant to this clause (v) in the event that the Company either promptly files a prospectus supplement to update the Prospectus or a Form 8-K or other appropriate Exchange Act report that is incorporated by reference into the Registration Statement, which in either case, contains the requisite information that results in such Registration Statement no longer containing any untrue statement of material fact or omitting to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading).

(g) The Company will use reasonable best efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as promptly as reasonably practicable, or if any such order or suspension is made effective during any Blackout Period or Suspension Period, as promptly as reasonably practicable after such Blackout Period or Suspension Period is over.

(h) During the Effectiveness Period, the Company will furnish to each such Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Holder (including those incorporated by reference) promptly after the filing of such documents with the Commission; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system.

(i) The Company will promptly deliver to each Holder, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) authorized by the Company for use and each amendment or supplement thereto as such Holder may reasonably request during the Effectiveness Period. Subject to the terms of this Agreement, including Section 8(b), the Company consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(j) The Company will cooperate with such Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free of all restrictive legends indicating that the Registrable Securities are unregistered or unqualified for resale under the Securities Act, Exchange Act or other applicable securities laws, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request in writing. In connection therewith, if required by the Company’s transfer agent, the Company will promptly, after the Effective Date of the Registration Statement, use reasonable best efforts to cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any such legend upon sale by the Holder of such Registrable Securities under the Registration Statement.

(k) Upon the occurrence of any event contemplated by Section 3(f)(v), as promptly as reasonably practicable, the Company will prepare a supplement or amendment, including a post-effective amendment, if required by applicable law, to the affected Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(l) With respect to Underwritten Offerings, subject to the right of a Holder to withdraw such Holder’s Registrable Securities from an Underwritten Offering in accordance with the terms of this Agreement, (i) the right of any Holder to include such Holder’s Registrable Securities in an Underwritten Offering shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein, (ii) each Holder participating in such Underwritten Offering severally agrees to enter into an underwriting agreement in customary form and sell such Holder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled to select the Managing Underwriter hereunder and (iii) each Holder participating in such Underwritten Offering severally agrees to complete and execute all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents customarily and reasonably required under the terms of such underwriting arrangements. The Company hereby agrees with each Holder that, in connection with any Underwritten Offering in accordance with the terms hereof, it will negotiate in good faith and execute all indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, including using all reasonable best efforts to procure customary legal opinions and auditor “comfort” letters.

(m) For a reasonable period prior to the filing of any Registration Statement and throughout the Effectiveness Period, the Company will make available, upon reasonable notice at the Company’s principal place of business or such other reasonable place, for inspection during normal business hours by a representative or representatives of the selling Holders, the Managing Underwriter and any attorneys or accountants retained by such selling Holders or underwriters, all such financial and other information and books and records of the Company, and cause the officers, employees, counsel and independent certified public accountants of the Company to respond to such inquiries, as shall be reasonably necessary (and in the case of counsel, not violate an attorney-client privilege in such counsel’s reasonable belief) to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act; provided, however, that any information that is not generally publicly available at the time of delivery of such information shall be kept confidential by such Persons unless disclosure of such information is required by court or administrative order or, in the opinion of counsel to such Person, law, in which case, such Person shall be required to give the Company written notice of the proposed disclosure prior to such disclosure and, if requested by the Company, assist the Company in seeking to prevent or limit the proposed disclosure.

(n) Enter into customary agreements and take such other actions as are reasonably requested by the Holders or the Managing Underwriters, if any, in order to expedite or facilitate the disposition of such Registrable Securities and entry of such Registrable Securities in book-entry with The Depository Trust Company, and in connection with any Demand Registration or Requested Underwritten Offering, the Company will use reasonable best efforts to take such actions as the Holders and underwriters reasonably request with respect to all road shows, ratings agency presentations and marketing activities or in order to expedite or facilitate the disposition of the Registrable Securities subject to such Demand Registration or Requested Underwritten Offering and to cause appropriate officers and employees to be available, on a customary basis and upon reasonable notice, to meet with prospective investors and others relevant parties in presentations, meetings, ratings agency presentations and other marketing efforts and otherwise provide reasonable assistance to the underwriters (taking into account the needs of the Company’s businesses and the requirements of the marketing process) in marketing the Registrable Securities.

(o) Each Holder agrees to furnish to the Company any other information regarding such Holder and the distribution of such securities as the Company reasonably determines is required to be included in any Registration Statement or any Prospectus or prospectus supplement relating to inclusion in a Registration Statement or an Underwritten Offering.

(p) Notwithstanding any other provision of this Agreement, the Company shall not be required to file a Registration Statement (or any amendment thereto) or effect a Requested Underwritten Offering (or, if the Company has filed a Shelf Registration Statement and has included Registrable Securities therein, the Company shall be entitled to suspend the offer and sale of Registrable Securities pursuant to such Registration Statement) for a period of up to 60 days if (i) the Board determines in good faith that a postponement is in the best interest of the Company and its stockholders generally due to a pending transaction involving the Company (including a pending securities offering by the Company), (ii) the Board determines in good faith such registration or offering would render the Company unable to comply with applicable securities laws, or (iii) the Board determines in good faith such registration or offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Blackout Period”); provided that the Company shall not delay filing any demanded Registration Statement or effecting any Requested Underwritten Offering more than twice in any consecutive 12-month period and for no more than 60 days on each such occasion. Notwithstanding anything to the contrary in this Agreement, in no event shall any Blackout Periods, any Suspension Periods and any Holder Lock-Up Periods collectively continue for more than 120 days in the aggregate during any consecutive 12-month period.

(q) In connection with an Underwritten Offering, the Company shall use reasonable best efforts to provide to each Holder named as a selling securityholder in any Registration Statement a copy of any auditor “comfort” letters and customary legal opinions, in each case that have been provided to the Managing Underwriter in connection with the Underwritten Offering, not later than the Business Day prior to the effective date of such Registration Statement.

(r) In connection with any Underwritten Offering other than a Block Trade or, with respect to the Initial Holders, an Underwritten Offering where the Initiating Holders are not the Initial Holders or Affiliates thereof (other than one such occasion subject to the other provisions of this Agreement), any Holder that together with its Affiliates owns 10% or more of the outstanding Common Stock, shall execute a customary “lock-up” agreement with the underwriters of such Underwritten Offering containing a lock-up period equal to the shorter of (A) the shortest number of days that a director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than a Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Common Stock contractually agrees to with the underwriters of such Underwritten Offering not to sell any securities of the Company following such Underwritten Offering and (B) 60 days from the date of the execution of the underwriting agreement with respect to such Underwritten Offering or such shorter period as agreed to by the Managing Underwriter (each such period, a “Holder Lock-Up Period”); provided, that, each such Holder shall receive the benefit of any shorter Holder Lock-Up Period or permitted exceptions (on a pro rata basis) agreed to by the Managing Underwriter with respect to any Holder.

(s) In connection with an Underwritten Offering, the Company will provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement.

(t) If any Holder could reasonably be deemed to be an “underwriter,” as defined in Section 2(a)(11) of the Securities Act, in connection with the Registration Statement or any other registration statement contemplated by this Agreement and any amendment or supplement thereof (a “Holder Underwriter Registration Statement”), then the Company will reasonably cooperate with such Holder in allowing such Holder to conduct customary “underwriter’s due diligence” with respect to the Company and satisfy its obligations in respect thereof. In addition, at any Holder’s request, the Company will furnish to such Holder, on the date of the effectiveness of the Holder Underwriter Registration Statement and thereafter from time to time on such dates as such Holder may reasonably request (provided that such request shall not be more frequently than on an annual basis unless such Holder is offering Registrable Securities pursuant to an Underwritten Offering), (i) a “comfort letter”, dated such date, from the Company’s independent certified public accountants in form and substance as has been customarily given by independent certified public accountants to underwriters in Underwritten Offerings of securities by the Company, addressed to such Holder, (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of the Holder Underwriter Registration Statement, in form, scope and substance as has been customarily given in Underwritten Offerings of securities by the Company, including standard “10b-5” negative assurance for such offerings, addressed to such Holder and (iii) a standard officer’s certificate from the chief executive officer or chief financial officer, or other officers serving such functions, of the Company addressed to the Holder, as has been customarily given by such officers in Underwritten Offerings of securities by the Company. The Company will also use its reasonable best efforts to provide legal counsel to such Holder with an opportunity to review and comment upon any such Holder Underwriter Registration Statement, and any amendments and supplements thereto, prior to its filing with the Commission.

Notwithstanding anything to the contrary in this Section 3(t), the Company will not name a Holder as an underwriter (as defined in Section 2(a)(11) of the Securities Act) in any Registration Statement without such Holder’s consent. If the staff of the Commission requires the Company to name any Holder as an underwriter (as defined in Section 2(a)(11) of the Securities Act), and such Holder does not consent thereto, then such Holder’s Registrable Securities shall not be included on the applicable Registration Statement, and the Company shall have no further obligations hereunder with respect to Registrable Securities held by such Holder with respect to such Registration Statement, unless such Holder has not had an opportunity to conduct customary underwriter’s due diligence as set forth in subsection (m) of this Section 3 with respect to the Company at the time such Holder’s consent is sought.

(u) In connection with a Demand Registration or Underwritten Offering, the Company will cause its senior management, officers and employees to participate in, and the Company will otherwise facilitate and cooperate with the preparation of the Registration Statement and Prospectus and any amendments or supplements thereto (including participating in meetings, drafting sessions, due diligence sessions and rating agency presentations) taking into account the Company’s reasonable business needs.

(v) The Company will take no direct or indirect action prohibited by Regulation M under the Exchange Act.

4. NO INCONSISTENT AGREEMENTS; ADDITIONAL RIGHTS. The Company shall not hereafter enter into, and is not currently a party to, any agreement with respect to its securities that is superior to or inconsistent with or that in any way violates or subordinates rights granted to the Holders by this Agreement and any such agreement shall be considered void ab initio.

5. REGISTRATION EXPENSES. All Registration Expenses incident to the Parties’ performance of or compliance with their respective obligations under this Agreement or otherwise in connection with any Demand Registration, Requested Underwritten Offering, Piggyback Registration or Underwritten Piggyback Offering (in each case, excluding any Selling Expenses) shall be borne by the Company, whether or not any Registrable Securities are sold pursuant to a Registration Statement. “Registration Expenses” shall include, without limitation, all (i) registration and filing fees (including fees and expenses (A) with respect to filings required to be made with the Trading Market, (B) in compliance with applicable state securities or “Blue Sky” laws and (C) with respect to filings with FINRA), (ii) printing expenses (including expenses of printing certificates for Company Securities and of printing Prospectuses if the printing of Prospectuses is reasonably requested by a Holder of Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel, auditors and accountants for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, (vii) the fees and expenses of one law firm of national standing selected by the Holders owning the majority of the Registrable Securities to be included in any such registration or offering and (viii) all expenses relating to marketing the sale of the Registrable Securities, including expenses related to conducting a “road show.” In addition, the Company shall be responsible for all of its expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including expenses payable to third parties and including all salaries and expenses of their officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on the Trading Market.

6. INDEMNIFICATION.

(a) The Company shall indemnify and hold harmless each Holder, its Affiliates and each of their respective officers and directors and any agent thereof (collectively, “Holder Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Holder Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which any Registrable Securities were registered, in any preliminary prospectus (if the Company authorized the use of such preliminary prospectus prior to the Effective Date), or in any summary or final prospectus or free writing prospectus (if such free writing prospectus was authorized for use by the Company) or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading, in the case of the Registration Statement, or arising out of or based upon the omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, in the case of any preliminary prospectus (if the Company authorized the use of such preliminary prospectus prior to the Effective Date), or in any summary or final prospectus or free writing prospectus (if such free writing prospectus was authorized for use by the Company) or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current); provided, however, that the Company shall not be liable to any Holder Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue or alleged untrue statement or omission or alleged omission made in such Registration Statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder Indemnified Person specifically for use in the preparation thereof. The Company shall notify the Holders promptly of the institution, threat or assertion of any Action of which the Company is aware in connection with the transactions contemplated by this Agreement. This indemnity shall be in addition to any liability the Company may otherwise have and shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder Indemnified Person or any indemnified party and shall survive the transfer of such securities by such Holder. Notwithstanding anything to the contrary herein, this Section 6 shall survive any termination or expiration of this Agreement indefinitely.

(b) In connection with any Registration Statement in which a Holder participates, such Holder shall, severally and not jointly, indemnify and hold harmless the Company, its Affiliates and each of their respective officers, directors and any agent thereof, to the fullest extent permitted by applicable law, from and against any and all Losses as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any such Registration Statement, in any preliminary prospectus (if used prior to the Effective Date of such Registration Statement), or in any summary or final prospectus or free writing prospectus or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading, in the case of the Registration Statement, or arising out of or based upon the omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading in the case of any preliminary prospectus (if used prior to the Effective Date of such Registration Statement), or in any summary or final prospectus or free writing prospectus (if such free writing prospectus was authorized for use by the Company) or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current), but only to the extent that the same are made in reliance and in conformity with information relating to the Holder furnished in writing to the Company by such Holder expressly for use therein. This indemnity shall be in addition to any liability such Holder may otherwise have and shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the proceeds received by such Holder from the sale of the Registrable Securities giving rise to such indemnification obligation.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to any local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party that are in addition to or may conflict with those available to another indemnified party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

(d) If the indemnification provided for in this Section 6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any Losses referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, in connection with the untrue or alleged untrue statement of a material fact or the omission to state a material fact that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

7. FACILITATION OF SALES PURSUANT TO RULE 144; REMOVAL OF LEGEND.

(a) The Company shall timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144), and shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144. Upon the request of any Holder in connection with that Holder’s sale pursuant to Rule 144, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

(b) In connection with a sale of the Registrable Securities by a Holder in reliance on Rule 144, the applicable Holder or its broker shall, if required by the Company or its transfer agent, deliver to the Company a broker and seller representation letter, as appropriate, including information required under Rule 144 for the Company to determine that the sale of such shares is made in compliance with Rule 144. Upon receipt of such representation letter or letters, the Company shall, in connection with such sale, promptly remove (or cause to be removed) the notation of the securities laws restrictive legend on such Holder’s certificates representing such shares or the book-entry account maintained by the Company and the Company shall bear all costs associated therewith. At such time as (i) such shares referred to above have been sold pursuant to an effective Registration Statement or (ii) a Holder has a “holding period” with respect to such securities under Rule 144(d) of more than 12 months and such Holder is not, and has not been in the preceding three months, an affiliate of the Company (as defined in Rule 144), if certificates representing such shares or the book-entry account of such shares still bears a notation of a securities laws restrictive legend, the Company agrees, upon request of such Holder or permitted assignee, to take all steps reasonably necessary to promptly effect the removal of such legend from such shares, and the Company shall bear all costs associated therewith, regardless of whether the request is made in connection with a sale or otherwise, so long as such Holder or its permitted assigns provide to the Company any information the Company deems reasonably necessary to determine (in the case of clause (ii) above) that the legend is no longer required. The Company shall cooperate with each Holder to effect the removal of a Securities Act restrictive legend at any time such legend is no longer appropriate.

8. MISCELLANEOUS.

(a) Remedies. In the event of actual or potential breach by the Company of any of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b) Discontinued Disposition. Subject to the last sentence of Section 3(p), each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in clauses (ii) through (v) of Section 3(f), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemental Prospectus or amended Registration Statement as contemplated by Section 3(k) or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement (a “Suspension Period”). The Company may provide appropriate stop orders to enforce the provisions of this Section 8(b).

(c) Amendments and Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and Holders that hold a majority of the Registrable Securities as of the date of such waiver or amendment; provided, that any waiver or amendment that would have a disproportionate adverse effect on a Holder relative to the other Holders shall require the consent of such Holder. The Company shall provide prior notice to all Holders of any proposed waiver or amendment. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

(d) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail as specified in this Section 8(d) prior to 5:00 p.m. Central Time on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail as specified in this Agreement later than 5:00 p.m. Central Time on any date and earlier than 11:59 p.m. Central Time on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the Party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:	Dril-Quip, Inc. Attention: James C. Webster 2050 West Sam Houston Parkway S., Suite 1100 Houston, Texas 770042 Electronic mail: James_Webster@dril-quip.com

With copy to:	Gibson, Dunn & Crutcher LLP Attention: Gerry Spedale 811 Main Street, 30th Floor Houston, Texas 77002 Electronic mail: gspedale@gibsondunn.com

If to any Person who is then the registered Holder:	To the address of such Holder as it appears in the applicable register for the Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto).

(e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as provided in this Section 8(e), this Agreement, and any rights or obligations hereunder, may not be assigned without the prior written consent of the Company (acting through the Board) and the Holders. Notwithstanding anything in the foregoing to the contrary, the rights of a Holder pursuant to this Agreement with respect to all or any portion of its Registrable Securities may be assigned without such consent (but only with all related obligations) with respect to such Registrable Securities (and any Registrable Securities issued as a dividend or other distribution with respect to, in exchange for or in replacement of such Registrable Securities) by such Holder to a transferee of such Registrable Securities; provided (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such registration rights are being assigned (and, if applicable, if the transferor or assignor is an Affiliate of an Initial Holder) and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Agreement. The Company may not assign its rights or obligations hereunder without the prior written consent of the Holders holding a majority of the Registrable Securities.

(f) No Third Party Beneficiaries. Nothing in this Agreement, whether express or implied, shall be construed to give any Person, other than the parties hereto or their respective successors and permitted assigns, any legal or equitable right, remedy, claim or benefit under or in respect of this Agreement.

(g) Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile or electronic mail transmission, such signature shall create a valid binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such signature delivered by facsimile or electronic mail transmission were the original thereof.

(h) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware. Each of the Parties irrevocably submits to the exclusive jurisdiction of United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such courts lack subject-matter jurisdiction, in the Superior Court of the State of Delaware) for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each Party anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the Parties irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HEREBY WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

(i) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(j) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(k) Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior contracts or agreements with respect to the subject matter hereof and the matters addressed or governed hereby, whether oral or written.

(l) Termination. Except for Section 6, this Agreement shall terminate as to any Holder, when all Registrable Securities held by such Holder no longer constitute Registrable Securities.

(m) Recapitalizations, Etc. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all stock or other securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise), which may be issued in respect of, in exchange for or in substitution of, the Registrable Securities, and shall be appropriately adjusted for combinations, stock splits, recapitalizations, pro rata distributions of stock and the like occurring after the date of this Agreement.

(n) Change of Control. The Company shall not merge, consolidate or combine with any other Person, or reorganize or convert into another entity or form of entity, or sell all or substantially all of its assets (on a consolidated basis or otherwise), or engage in any similar transaction unless the agreement, plan of conversion and/or other governing instrument providing for such merger, consolidation or combination, or reorganization, conversion, sale or similar transaction, expressly provides for the continuation of the rights specified in this Agreement with respect to the Registrable Securities or other equity securities issued pursuant to such merger, consolidation or combination or reorganization, conversion, sale or similar transaction.

(o) Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Holders (and their transferees or assignees) and the Company shall have any obligation hereunder and that notwithstanding that a Holder is a limited liability company or other entity, no recourse under this Agreement shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of the Holders or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of the Holders or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, as such, for any obligations of the Holders under this Agreement or for any claim based on, in respect of or by reason of such obligation or its creation.

(p) Independent Nature of Holder’s Obligations. The obligations of each Holder under this Agreement are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this Agreement. Nothing contained herein, and no action taken by any Holder pursuant thereto, shall be deemed to constitute the Holder as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that a Holder is in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Holder shall be entitled to independently protect and enforce its rights, including, the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose.

[THIS SPACE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY:

Dril-Quip, Inc.

By:
Name:
Title:

Signature Page to Registration Rights Agreement

HOLDERS:

[HOLDER]

By:
Name:
Title:

Signature Page to Registration Rights Agreement

Annex F

STOCKHOLDERS’ AGREEMENT

of

INNOVEX INTERNATIONAL, INC.

Dated as of [●]

Exhibits

Exhibit A – Assignment and Assumption Agreement

Schedule A – Certain Affiliates of Amberjack

Schedule B – Competitors

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STOCKHOLDERS’ AGREEMENT

THIS STOCKHOLDERS’ AGREEMENT (as the same may be amended from time to time in accordance with its terms, the “Agreement”) is entered into as of [●], by and among Innovex International, Inc., a Delaware corporation (the “Company”), Amberjack Capital Partners, L.P., a Delaware limited partnership (“Amberjack”) and the Principal Stockholders (as defined below).

RECITALS

WHEREAS, the Company, Ironman Merger Sub, Inc., a Delaware corporation (“Merger Sub”), DQ Merger Sub, LLC, a Delaware limited liability company (“LLC Sub”), Innovex Downhole Solutions, Inc., a Delaware corporation (“Innovex”), entered into that certain Agreement and Plan of Merger, dated March 18, 2024 (as it may be amended from time to time, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, (i) Merger Sub shall merge with and into Innovex, with Innovex continuing as the surviving entity and a wholly owned subsidiary of the Company (the “First Merger”) and (ii) immediately following the First Merger, Innovex will merge with and into LLC Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with LLC Sub surviving the Second Merger as a wholly owned subsidiary of the Company;

WHEREAS, in connection with the First Merger, each share of common stock of Innovex issued and outstanding as of immediately prior to the Effective Time of the First Merger will be exchanged into the right to receive shares of Common Stock (as defined below) as set forth in the Merger Agreement; and

WHEREAS, in connection with, and effective upon, the date of completion of the Mergers (the “Closing Date”), the parties hereto desire to enter into this Agreement to govern certain of Amberjack’s and the Principal Stockholders’ rights, duties and obligations with respect to its ownership of Common Stock after consummation of the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. Capitalized terms used herein shall have the following meanings:

“Affiliate” shall mean, (i) with respect to any Person (other than Amberjack), an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act, and (ii) with respect to Amberjack, an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act, and any investment fund, vehicle or holding company of which Amberjack or an Affiliate of Amberjack serves as the general partner, managing member or discretionary manager or advisor. For purposes of this Agreement (i) the Company and its Subsidiaries shall not be Affiliates of Amberjack and (ii) Amberjack shall not be an Affiliate of the Company or its Subsidiaries. For the avoidance of doubt (and without limitation as to any future Affiliates), each Person listed on Schedule A shall constitute an Affiliate of Amberjack for purposes of this Agreement as of the date hereof.

“Agreement” shall have the meaning set forth in the Preamble.

“Amberjack Designee” shall mean any Director designated by Amberjack pursuant to Section 2.1 of this Agreement.

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“Applicable Law” means any applicable statute, law, regulation, ordinance, rule, judgment, rule of law (including common law), decree, permit, requirement, or other governmental restriction or any similar form of decision of, or any provision or condition issued under any of the foregoing by, or any determination by any Governmental Authority having or asserting jurisdiction over the matter or matters in question, whether now or hereafter in effect and in each case as amended (including all of the terms and provisions of the common law of such Governmental Authority), as interpreted and enforced at the time in question.

“Applicable Stock Exchange” means the NYSE or such other stock exchange or such other securities exchange or interdealer quotation system designated as the primary market on which the Common Stock is then listed or quoted for trading.

“beneficial owner” means, with respect to any security, any Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security or (b) investment power, which includes the power to dispose, or to direct the disposition of, such security. The terms “beneficially own” and “beneficial ownership” shall have correlative meanings.

“Board” shall mean the board of directors of the Company.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or where federal banks are closed in the States of Delaware, Texas or New York shall not be regarded as a Business Day.

“Bylaws” shall mean the Amended and Restated Bylaws of the Company, as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the terms of the Charter and the terms of this Agreement.

“Business Opportunity” shall have the meaning set forth in Section 2.4.

“CEO Director” shall have the meaning set forth in the Charter.

“Charter” shall mean the Restated Certificate of Incorporation of the Company, as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and the terms of this Agreement.

“Closing” shall mean the closing of the Mergers and the transactions contemplated by the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Recitals.

“Common Stock” shall mean the common stock, par value $0.01 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

“Company” shall have the meaning set forth in the Preamble.

“Competitor” shall mean (i) each Person listed on Schedule B, (ii) any successor (by merger or otherwise) to any Person listed on Schedule B or a substantial portion of such Person’s operations, assets or businesses or (iii) any subsequent successor to a successor specified in clause (ii).

“control” (including the terms “controlling”, “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or

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indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Covered Person” means (ii) any director of the Company or any of its Subsidiaries, or officer of the Company or any of its Subsidiaries (so long as such individual is not also an employee of the Company or any of its Subsidiaries) who is also a director, officer, employee, managing director, equity holder, representative or Affiliate of Amberjack or any Principal Stockholder and (ii) Amberjack and each Principal Stockholder and any Affiliate of Amberjack or a Principal Stockholder (other than the Company and its Subsidiaries).

“DGCL” mean the Delaware General Corporation Law.

“Director” shall mean any member of the Board.

“Effective Time” shall mean the effective time of the First Merger.

“Equity Securities” shall mean any and all shares of (i) Common Stock, (ii) preferred stock of the Company, and (iii) any equity securities (including, without limitation, preferred stock) of the Company convertible into, or exchangeable or exercisable for, any of the foregoing shares, and options, warrants or other rights to acquire any of the foregoing shares or other securities.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated pursuant thereto.

“Governmental Authority” means any applicable multinational, foreign, federal, state, local or other governmental statutory or administrative authority, regulatory body or commission, or any court, tribunal or judicial or arbitral authority which has any jurisdiction over a matter.

“Group” shall mean two or more Persons acting together, pursuant to any agreement, arrangement or understanding, for the purpose of acquiring, holding, voting or disposing of securities as contemplated by Rule 13d-5(b) of the Exchange Act.

“Guest Attendee” shall have the meaning set forth in Section 2.1(g).

“Independent” means, with respect to members of the Board, “independent” within the meaning of the rules or listing standards of the Applicable Stock Exchange and any applicable rules of the SEC.

“LLC Sub” shall have the meaning set forth in the Recitals.

“Lock-Up Period” means a period of 180 days from the Closing Date.

“Mergers” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“NYSE” shall mean the New York Stock Exchange.

“Organizational Documents” shall mean the Charter and the Bylaws.

“Permitted Transfer” shall mean, with respect to any Stockholder, a Transfer in accordance with the terms hereof to any Person that is (i) an Affiliate of such Stockholder, or (ii) a director, officer or employee of such Stockholder or any Affiliate of such Stockholder (or any subsequent Transfer in accordance with the terms hereof of such Stockholder Shares by the transferee to another Permitted Transferee).

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“Permitted Transferee” shall mean any Person who acquires Stockholder Shares pursuant to a Permitted Transfer.

“Person” shall mean any individual, corporation, partnership, trust, joint stock company, business trust, unincorporated association, joint venture or other entity of any nature whatsoever.

“Principal Stockholders” shall mean collectively, Intervale Capital Fund II, L.P., a Delaware limited partnership, Intervale Capital Fund III, L.P., a Delaware limited partnership, Amberjack Capital Fund II, L.P., a Delaware limited partnership, Innovex Co-Invest Fund, L.P., a Delaware limited partnership, Innovex Co-Invest Fund II, L.P., a Delaware limited partnership, Intervale Capital Fund II-A, L.P., a Delaware limited partnership, and any of their respective Permitted Transferees.

“Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of [●], by and among the Company and the holders party thereto, as the same may be amended from time to time in accordance with its terms.

“Sales Process” shall have the meaning set forth in Section 3.1(b).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated pursuant thereto.

“Standstill Level” means the greater of (i) a number of shares of Common Stock or any other Voting Securities of the Company that provides ordinary voting power equivalent to that provided by [●]1 shares of Common Stock (as adjusted from time to time to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Stock or such other Voting Securities with a record date occurring on or after the date of this Agreement) and (ii) a number of shares of Common Stock and other Voting Securities of the Company that provides [●]%2 of the ordinary voting power of the outstanding Voting Securities of the Company as of the date of determination.

“Stockholder” or “Stockholders” shall mean Amberjack, its Permitted Transferees and the Principal Stockholders.

“Stockholder Shares” shall mean (i) all Voting Securities beneficially owned by the Stockholders on the Closing Date or issued to the Principal Stockholders pursuant to the Merger Agreement and the First Merger, immediately after giving effect to the Closing and (ii) all Voting Securities issued to the Stockholders in respect of any such securities or into which any such securities shall be converted or exchanged in connection with stock splits, reverse stock splits, stock dividends or distributions, combinations or any similar recapitalizations, reclassifications or capital reorganizations occurring after the date of this Agreement. For the avoidance of doubt, Stockholder Shares shall include any of the foregoing Voting Securities specified in clause (i) or (ii) of the immediately preceding sentence that are beneficially owned by a Permitted Transferee following the Closing Date.

“Subsidiary” shall mean, with respect to an entity, (i) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being

[1]	NTD: To be equal to the number of shares of Common Stock to be issued to the Stockholders pursuant to the Merger Agreement.
[2]

NTD: To be equal to a percentage, the numerator of which is the number of shares of Common Stock to be issued to the Stockholders pursuant to the Merger Agreement, and the denominator of which is the total number of shares of Common Stock outstanding immediately following the Effective Time of the Merger.

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made, are owned by such entity, either directly or indirectly, and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which the entity is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner.

“Transfer” shall mean, directly or indirectly, by operation of law, contract or otherwise, to sell, transfer, assign, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, encumbrance, hypothecation or similar disposition of, any shares of Equity Securities beneficially owned by a Person or any interest in any shares of Equity Securities beneficially owned by a Person, including derivative or similar transactions or arrangements whereby the voting or economic interest therein are transferred to another Person; provided, however, that (i) the grant of a proxy to officers or directors of the Company at the request of the Board or a committee thereof in connection with actions to be taken at a general or special meeting of stockholders shall not be considered a “Transfer” and (ii) “Transfer” shall be deemed to exclude any assignment, transfer, sale, pledge, alienation, hypothecation or other disposition or encumbrance of equity securities in Amberjack or any Stockholder, provided that in the case of this clause (ii), such entity’s principal asset is not Equity Securities of the Company.

“Voting Securities” shall mean any Equity Securities that are entitled to vote generally in the election of Directors.

SECTION 1.2. Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter forms and the singular form of words shall include the plural and vice versa. All references to Articles and Sections refer to articles and sections of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Any percentage set forth herein (or the number of shares used to calculate any percentage set forth herein) shall be deemed to be automatically adjusted without any action on the part of any party hereto to take into account any stock split, stock dividend or similar transaction occurring after the date of this Agreement so that the rights provided to the Stockholders shall continue to apply to the same extent such rights would have applied absent such stock split, stock dividend or similar transaction.

ARTICLE II

CORPORATE GOVERNANCE

SECTION 2.1. Board of Directors.

(a) Amberjack Designees. Following the Closing Date, Amberjack shall have the right, but not the obligation, to designate for nomination by the Company to the Board a number of designees equal to: (i) four Directors, so long as the Stockholders collectively beneficially own 40% or more of the number of shares of Common Stock outstanding as of the Effective Time; (ii) three Directors, in the event that the Stockholders collectively beneficially own less than 40% but at least 30% of the number of shares of Common Stock outstanding as of the Effective Time; (iii) two Directors in the event that the Stockholders collectively beneficially own less than 30% but at least 20% of the number of shares of Common Stock outstanding as of the Effective Time; and (iv) one Director in the event that the Stockholders collectively beneficially own less than 20% but at least 10% of the number of shares of Common Stock outstanding as of the Effective Time; provided, that as long as Amberjack has the right to nominate three or more Directors, (A) at least one of the Directors nominated pursuant to this provision shall be Independent and (B) at least two of the Directors nominated pursuant to this provision shall not be employees or Affiliates of Amberjack. Amberjack shall permanently, and despite any later increase in their beneficial ownership, no longer be entitled to designate a Director nominee at such time as the Stockholders collectively beneficially own Common Stock representing less than 10% of the

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number of shares of Common Stock outstanding as of the Effective Time. For the avoidance of doubt, each Amberjack Designee, regardless of whether up for election at the relevant meeting of stockholders, will be included in determining Amberjack’s nomination rights under this Section 2.1(a). For purposes of this Agreement, the number of shares of Common Stock outstanding as of the Effective Time assumes and gives effect to the issuance of all of the shares of Common Stock issuable pursuant to the First Merger in accordance with the terms of the Merger Agreement.

(b) Necessary Action to Elect Amberjack Designees. For so long as Amberjack has the right to designate at least one Amberjack Designee to the Board of Directors, the Company agrees, to the fullest extent permitted by Applicable Law (including with respect to fiduciary duties under Delaware law), to take, or cause to be taken, all necessary action, and, if applicable, the Stockholders agree to vote their respective shares, to cause the election of the CEO Director and each Amberjack Designee to the Board, which such necessary action shall include, without limitation, (i) nominating the CEO Director and each Amberjack Designee to be elected as a director and included in the slate of nominees to be elected or appointed to the Board at the next (and each applicable subsequent) annual or special meeting of stockholders, (ii) including the CEO Director and each of the Amberjack Designees in the proxy statement and on the proxy card, (iii) executing any necessary agreements and instruments, (iv) making or causing to be made, with any Governmental Authority, all filings, registrations or similar actions that are required to achieve such results, and (v) without limiting the foregoing, otherwise using its best efforts to cause such nominees who are Amberjack Designees and the CEO Director to be elected to the Board.

(c) Board Composition. The Board shall be divided into three classes of directors, with each class serving staggered three-year terms in accordance with the Charter and, unless otherwise requested by Amberjack, each Amberjack Designee, if any, shall be assigned (or continue to be assigned) to the classes specified in the Merger Agreement.

(d) Other Directors. To the extent that Amberjack no longer has the right to nominate and designate for election such Amberjack Designees, such Directors shall be nominated and elected in accordance with Applicable Law, the Company’s Organizational Documents and its related guidelines and any corporate governance guidelines and the rules of the Applicable Stock Exchange, as applicable and as then in effect. Upon such time as Amberjack is no longer entitled to nominate and designate for election to the Board an Amberjack Designee, Amberjack and the Principal Stockholders shall take all necessary action to, at the request of either a majority of the Directors then in office who are not Amberjack Designees or the Chairman of the Nominating and Corporate Governance Committee (or equivalent), cause such individual to resign immediately or, if no such request is made, such individual shall continue to serve until his or her successor is elected and appointed or until his or her earlier death, resignation, retirement, disqualification or removal. Following such resignation, the Directors remaining in office shall be entitled, in their discretion, to decrease the size of the Board to eliminate such vacancy or to select a replacement Director to fill such vacancy.

(e) Nomination Procedures.

(i) With respect to any Director to be nominated and designated for election by Amberjack other than the initial Amberjack Designees listed in the Merger Agreement, Amberjack shall nominate and designate an Amberjack Designee by delivering to the Company a written statement identifying such individual(s), which in the case of the Company’s annual meeting must be delivered no less than 90 days prior to the one-year anniversary of the preceding annual meeting nominating and designating for election such Amberjack Designee or Amberjack Designees; provided, that if Amberjack shall fail to deliver such written notice, Amberjack shall be deemed to have nominated and designated for election the Amberjack Designee(s) previously nominated and designated (or designated pursuant the Merger Agreement) who is/are currently serving on the Board and are then up for election at the relevant meeting or action by written consent; provided, further, that such notice period shall not apply in the event Amberjack is required to select a substitute individual under Section 2.1(e)(iii).

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(ii) Each Amberjack Designee, as a condition to his or her initial nomination, appointment or election to the Board and any re-nomination for election to the Board, must be willing to be interviewed by the nominating and corporate governance committee on the same basis as any other new or returning, as applicable, candidate for appointment or election to the Board. Amberjack, in its capacity as a stockholder of the Company, and each Amberjack Designee, shall deliver such questionnaires and otherwise provide such information as are reasonably requested by the Company in connection with assessing qualification, independence and other criteria applicable to Directors, or required to be provided by Directors, candidates for Director, and their Affiliates and representatives for inclusion in a proxy statement or other filing required by Applicable Law and the rules of the Applicable Stock Exchange, in each case to the same extent requested or required of other candidates for appointment or election to the Board.

(iii) An individual nominated and designated by Amberjack for election (including pursuant to Section 2.1(e)(i) and Section 2.1(a)) as a Director shall comply with Applicable Law. Notwithstanding anything to the contrary in this Article II, in the event that the Board determines in good faith, after consultation with outside legal counsel, that the election of a particular Amberjack Designee pursuant to this Section 2.1 would constitute a breach of its fiduciary duties to the Company’s stockholders or does not otherwise comply with Applicable Law (provided that any such determination with respect to any Amberjack Designee pursuant to this Section 2.1 shall be made no later than fifteen days after such individual’s nomination and designation and in any event with reasonably sufficient time for Amberjack to nominate and designate a substitute individual for inclusion in the Company’s proxy or other solicitation materials), the Board shall inform Amberjack of such determination in writing and explain in reasonable detail the basis for such determination and Amberjack shall nominate and designate another individual for election to the Board (subject in each case to this Section 2.1(e)(iii)), and the Board and the Company shall take all of the actions required by this Article II with respect to the election of such substitute individual. It is hereby acknowledged and agreed that (A) the initial Amberjack Designees designated pursuant to the Merger Agreement would not constitute such a breach, comply with such requirements and otherwise shall be deemed to have satisfied the conditions set forth in Section 2.1(e)(ii) and Section 2.1(e)(iii) and (B) the fact that a particular Amberjack Designee is an Affiliate, director, professional, partner, member, manager, employee or agent of Amberjack, any Principal Stockholder or any Affiliate of Amberjack or any Principal Stockholder or is not Independent shall not in and of itself constitute an acceptable basis for such determination by the Board; provided, that in the case of clause (B) above, such Amberjack Designee must still satisfy the conditions set forth in Section 2.1(a), Section 2.1(e)(ii) and Section 2.1(e)(iii).

(iv) In the absence of any nomination and designation (or deemed nominated and designation) from Amberjack, the nominating and corporate governance committee, or the Board or such other committee of the Board as is fulfilling such function, shall nominate a candidate to serve.

(f) Compensation; No Employment.

(i) Compensation of Directors. The Company, Amberjack and each Principal Stockholder acknowledge and agree that:

a) each Director shall be reimbursed by the Company for his or her reasonable travel and out-of-pocket expenses incurred in the performance of his or her duties as a Director, including attendance in person at meetings of the Board or the board of any Company Subsidiary (or any committees thereof), pursuant to such policies as from time to time established by the Board.

b) Nothing contained in this Section 2.1(f) shall be construed to preclude any Director from serving the Company or any Company Subsidiary in any other capacity and receiving reasonable compensation for such services.

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(ii) No Right of Employment Conferred. This Agreement does not, and is not intended to, confer upon any Director any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Director.

(g) Guest Attendee. Until the end of the Standstill Period, Amberjack shall have the right to request that a representative of Amberjack (a “Guest Attendee”) attend meetings of the Board (and any committee of which an Amberjack Designee is a member, to the extent consistent with Applicable Law) from time to time, subject to the approval of the Chairman of the Board, and the Guest Attendee shall in such event be entitled to attend and observe and shall receive (at the same time as the Directors to the extent practicable) all notices, invitations, communications and other information pertaining to such meetings (unless Amberjack notifies the Company in writing that such Guest Attendee has opted out of receiving such information); provided, however, that such Guest Attendee shall not (i) participate in or vote on any discussions conducted at Board or applicable committee meetings, (ii) be counted for purposes of determining whether a quorum is present at any meeting of the Board or any applicable committee and (iii) be entitled to any other rights or powers of directors under the Organizational Documents, the DGCL, Applicable Law or any other agreement to which the Company is a party. Notwithstanding any of the foregoing, the Company shall not be obligated to provide such Guest Attendee with access to any information, materials or meetings (or portions thereof) if a majority of the members of the Board who are not Amberjack Designees determine reasonably that the exclusion of such Guest Attendee is reasonably necessary to (A) preserve attorney-client privilege or (B) avoid a conflict of interest between the Company and Amberjack or any of its Affiliates or breach of pre-existing contractual or other legal obligations. Amberjack shall cause the Guest Attendee to (1) keep all information received pursuant to the rights granted by this Agreement confidential and, at the Company’s request, execute an attendee agreement and/or confidentiality agreement in the form reasonably acceptable to the Company and Amberjack and (2) not use such information in any way or for any purpose other than to assist Amberjack in monitoring, evaluating and managing its investment in the Company.

SECTION 2.2. Permitted Disclosure. Each Amberjack Designee is permitted to disclose to the Stockholders information that he or she receives as a result of being a Director. Each of the Stockholders severally agrees that it will, and will cause its respective Affiliates to, keep confidential and not disclose, divulge or use for any purpose, other than to monitor and make voting and investment decisions with respect to its investment in the Company and its Subsidiaries and to the extent necessary for the enforcement of any of its rights under this Agreement, any confidential information of the Company (including, for the avoidance of doubt, confidential information obtained pursuant to this Section 2.2 and Section 2.3), unless such confidential information is known or becomes known to the public in general (other than as a result of a breach of this Section 2.2 by the Stockholders or their respective Affiliates), is or has been independently developed or conceived by the Stockholders without use of, reliance on or reference to the Company’s confidential information or is or has been made known or disclosed to the Stockholders by a third party (other than an Amberjack Designee or an Affiliate of a Stockholder) without a breach of any obligation of confidentiality such third party may have to the Company that is known to the Stockholders; provided, however, that the Stockholders may disclose confidential information (x) to its Affiliates, and its and their respective attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring and making voting and investment decisions with respect to its or its Affiliate’s investment in the Company or to any potential transferees of Equity Securities (directly or indirectly, including a merger or other business combination) held by the Stockholders (provided such potential transferee has executed a confidentiality agreement with terms substantially similar to this Section 2.2) or (y) as may otherwise be required by Applicable Law or legal, judicial or regulatory process, provided that the Stockholders shall take reasonable steps to minimize the extent of any required disclosure described in this clause (y); and provided, further, that the acts and omissions of any Person to whom the Stockholders may disclose confidential information pursuant to clause (x) of the preceding proviso will be attributable to the Stockholders for purposes of determining such Stockholder’s compliance with this Section 2.2.

SECTION 2.3. Information Rights. Until the end of the Standstill Period, the Company shall provide Amberjack or its authorized representatives, at reasonable times and upon reasonable prior notice to the

F-8

Company, with (i) reasonable access to the books and records of the Company or any of its material Subsidiaries and (ii) the right to discuss the Company’s or its material Subsidiaries’ affairs, finances and condition with its and their officers, subject in each case to the confidentiality obligations set forth in Section 2.2. Notwithstanding any of the foregoing, the Company shall not be obligated to provide Amberjack with access to any information or materials (or portions thereof) if a majority of the members of the Board who are not Amberjack Designees determine reasonably that the withholding of such information or materials (or portions thereof) is reasonably necessary to (A) preserve attorney-client privilege or (B) avoid a conflict of interest between the Company and Amberjack or any of its Affiliates or breach of pre-existing contractual or other legal obligations.

SECTION 2.4. Corporate Opportunity Waiver. To the fullest extent permitted by the DGCL and subject to applicable legal requirements and any express agreement that may from time to time be in effect after the date hereof, the Company agrees that the Covered Persons may, and shall have no duty not to, (i) invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any Person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Company or any of its Subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of the Company or its Affiliates, and/or (iii) make investments in any kind of property in which the Company or its Subsidiaries may make investments. To the fullest extent permitted by Section 122(17) of the DGCL or any other Applicable Law in the event that the applicable entity is not incorporated, formed or organized as a corporation in the State of Delaware, the Company (for itself and on behalf of each of its Subsidiaries and controlled Affiliates) hereby renounces any interest or expectancy to participate in any business, business opportunity, transaction, investment or other matter (each, a “Business Opportunity”) of any Covered Person as currently conducted or as may be conducted in the future (or in which a Covered Person engages or seeks to engage), and waives any claim against a Covered Person and shall indemnify a Covered Person against any claim that such Covered Person is liable to the Company or its stockholders for breach of any fiduciary duty or otherwise solely by reason of such Person’s participation in, or failure to offer or communicate to the Company, its Subsidiaries or any controlled Affiliates any information regarding, any such Business Opportunity. In the event that a Covered Person acquires knowledge of a potential Business Opportunity which may constitute a corporate opportunity for both (x) the Covered Person and (y) the Company or any of its Subsidiaries or controlled Affiliates, the Covered Person shall not have any duty to offer or communicate information regarding such corporate opportunity to the Company or any of its Subsidiaries or controlled Affiliates. To the fullest extent permitted by Section 122(17) of the DGCL or any other Applicable Law in the event that the applicable entity is not incorporated, formed or organized as a corporation in the State of Delaware, the Company (for itself and on behalf of each of its Subsidiaries and controlled Affiliates) hereby renounces any interest or expectancy in any potential Business Opportunity of which the Covered Person acquires knowledge (or engages in or seeks to engage or with respect to which takes any of the actions specified in clause (A) or (B) below), except for any corporate opportunity which is expressly offered in writing to such Covered Person solely in his or her capacity as a director or, if applicable, officer of the Company, and waives any claim against each Covered Person and shall indemnify a Covered Person against any claim, that such Covered Person is liable to the Company or its stockholders (or any Subsidiary or controlled Affiliate) for breach of any fiduciary duty or otherwise solely by reason of the fact that such Covered Person (A) pursues or acquires any corporate opportunity for its own account or the account of any Affiliate or other Person, (B) directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to another Person or (C) does not communicate information regarding such corporate opportunity or offer such corporate opportunity to the Company, its Subsidiaries or any controlled Affiliate. The Company shall pay in advance any expenses incurred in defense of such claim as provided in this provision, except to the extent that a Covered Person is determined by a final, non-appealable order of a Delaware court having competent jurisdiction (or any other judgment which is not appealed in the applicable time) to have breached this Section 2.4, in which case any such advanced expenses shall be promptly reimbursed to the Company.

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ARTICLE III

STANDSTILL; VOTING

SECTION 3.1. Standstill Restrictions.

(a) From and after the Closing Date until the date that Amberjack ceases to have the right to nominate any designees to the Board pursuant to Section 2.1 (the “Standstill Period”), the Stockholders shall not, and the Stockholders shall cause each of their respective Affiliates not to, directly or indirectly, alone or in concert with any other Person, except as expressly set forth in this Section 3.1:

(i) acquire, offer to acquire, or agree to acquire, directly or indirectly (whether beneficially, constructively or synthetically through any derivative, hedging or trading position or otherwise) any shares of Common Stock or other Voting Securities, unless (A) as a result of any stock split, stock dividend or distribution, subdivision, reorganization, reclassification, merger or similar capital transaction involving Equity Securities of the Company, (B) approved by Directors representing 80% of the entire Board (rounded down to the nearest whole number) or (C) after such acquisition the beneficial or record ownership of shares of Common Stock or any other Voting Securities of the Company by the Stockholders does not exceed the Standstill Level; provided that no Stockholder shall be in breach of this Section 3.1(a)(i) as a result of the acquisition by any Amberjack Designee of any Equity Securities of the Company pursuant to (x) the grant or vesting of any equity compensation awards granted by the Company to any Amberjack Designee, or (y) the exercise of any stock options, restricted stock units, or similar awards relating to any Equity Securities of the Company granted by the Company to any Amberjack Designee;

(ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC promulgated under Section 14 of the Exchange Act) to vote, or seek to advise or influence any Person with respect to the voting of, any Voting Securities of the Company, in each case other than in a manner that is consistent with the Board’s recommendation or Amberjack’s nomination rights under this Agreement;

(iii) deposit any Voting Securities into a voting trust or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement, form or join in a partnership, limited partnership, syndicate or other group (including a Group), with respect to Voting Securities or grant any proxy with respect to any Voting Securities other than to a Person designated by the Board or by and among Amberjack, the Principal Stockholders and their Permitted Transferees;

(iv) make any public announcement with respect to, or submit a proposal for, or otherwise act alone or in concert with others to seek any change to management of the Company or the Board or propose, alone or in concert with others, any nominees for election to the Board other than pursuant to its rights under the Charter, Section 2.1(a) or Section 2.1(e);

(v) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) or ask or request any other person to make such a proposal or offer of, or in any other way support, any merger, consolidation, business combination, tender or exchange offer, restructuring, recapitalization or other extraordinary transaction of or involving the Company or any of its Subsidiaries or their securities or assets (unless such transaction is approved or affirmatively recommended by the Board); or

(vi) take any action that would reasonably be expected to cause or require the Company to make a public announcement regarding any actions prohibited by this Section 3.1(a).

(b) This Section 3.1 shall not, in any way, prevent, restrict, encumber or limit (i) the Stockholders from (A) if the Board has previously authorized or approved the solicitation by the Company of bids or indications of interest in the potential acquisition of the Company or any of its assets or operations by auction or other sales process (each, a “Sales Process”), participating in such Sales Process in accordance with any procedures

F-10

established by the Company therefor and, if selected as the successful bidder by the Company, completing the acquisition contemplated thereby, provided that the Stockholders shall otherwise remain subject to the provisions of this Section 3.1 in all respects during the completion of the Sales Process, (B) engaging in confidential discussions with the Board or any of its members regarding any of the matters described in this Section 3.1, provided that the Stockholders will not pursue (or except as permitted by clause (C) below publicly disclose the existence of such discussions regarding) any such matters, or (C) taking any action necessary to comply with any Applicable Law or any action required by any Governmental Authority or any requirement of the Applicable Stock Exchange, (ii) any Amberjack Designee then serving as a Director from acting as a Director or exercising and performing his or her duties (fiduciary and otherwise) as a Director in accordance with Applicable Law, the Company’s Organizational Documents and its related guidelines and any corporate governance guidelines and the rules of the Applicable Stock Exchange, as applicable and as then in effect, or (iii) any Transfer otherwise permitted by Section 4.1. Notwithstanding anything to the contrary herein, the Standstill Period shall terminate if (i) a third party commences a tender offer (within the meaning of Rule 14d-2 under the Exchange Act) for at least 50% of the outstanding capital stock of the Company or commences a proxy contest with respect to the election of any directors of the Company and either (A) the Board of Directors of the Company does not, within 10 business days after the commencement of such offer or proxy contest, recommend against, as applicable, stockholders of the Company tendering their shares in such offer or voting for directors proposed in such proxy contest or (B) at the time of commencement of such tender offer or proxy contest, there are fewer than three Amberjack Designees serving on the Board of Directors of the Company, or (ii) a third party enters into an agreement with the Company contemplating the acquisition (by way of merger, tender offer or otherwise) of at least 50% of the outstanding capital stock of the Company or all or substantially all of the Company’s assets.

SECTION 3.2. Attendance at Meetings. During the Standstill Period, the Stockholders shall cause all Voting Securities then owned by the Stockholders to be present, in person or by proxy, at any meeting of the stockholders of the Company occurring at which an election of Directors is to be held, so that all such Voting Securities shall be counted for the purpose of determining the presence of a quorum at such meeting.

ARTICLE IV

TRANSFER RESTRICTIONS

SECTION 4.1. Transfer Restrictions.

(a) The right of the Stockholders to Transfer any Stockholder Shares is subject to the restrictions set forth in this Article IV. No Transfer of Stockholder Shares by the Stockholders may be effected except in compliance with the restrictions set forth in this Article IV and with the requirements of the Securities Act and any other Applicable Laws. Any attempted Transfer in violation of this Agreement shall be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the stock transfer books of the Company.

(b) During the Lock-Up Period, the Stockholders shall not Transfer any Stockholder Shares without the prior written consent of the Company.

(c) Following the end of the Lock-Up Period the Stockholders may Transfer the Stockholder Shares, in whole at any time or in part from time to time, without the prior consent of the Company and without restriction; provided, however, that in connection with any Transfer of Stockholder Shares that is effected (A) pursuant to a Registration Statement (as defined in the Registration Rights Agreement) or a privately-negotiated transaction not subject to the registration requirements of the Securities Act, in each case in which the Stockholders (or any of their respective representatives) negotiate the terms of such Transfer directly with the third party purchaser (other than any underwriter, placement agent or initial purchaser thereof) of such Stockholder Shares or (B) in accordance with Rule 144 under the Securities Act but not pursuant to the manner of sale provisions specified in Rule 144(f), in each case the Stockholder shall not knowingly Transfer Stockholder Shares to any Person or

F-11

Group (whether such Person or Group is purchasing Stockholder Shares for its or their own account(s) or as fiduciary on behalf of one or more accounts) who (x) is a Competitor or (y) at the time of such Transfer is, or following such Transfer would become, a beneficial owner of Common Stock in excess of 5% of the voting power of the outstanding shares of Common Stock (provided, that the restrictions in clause (y) shall only apply during the Standstill Period).

(d) Notwithstanding anything to the contrary set forth in Article III or this Article IV, the Stockholders may, at any time, (i) Transfer some or all of the Stockholder Shares pursuant to a Permitted Transfer; provided that, prior to any such Transfer, such Permitted Transferee executes and delivers to the Company an Assignment and Assumption Agreement in the form attached hereto as Exhibit A; (ii) Transfer the Stockholder Shares, in whole or in part, to the Company or any Subsidiary of the Company, including pursuant to any redemption, share repurchase program, self-tender offer or otherwise; (iii) Transfer the Stockholder Shares, in whole or in part, to a direct or indirect member or general or limited partner of such Stockholder pursuant to a distribution of Stockholder Shares by such Stockholder; provided that, prior to any such Transfer during the Lock-Up Period, such direct or indirect member or general or limited partner of such Stockholder executes and delivers to the Company an Assignment and Assumption Agreement in the form attached hereto as Exhibit A; or (iv) Transfer the Stockholder Shares, in whole or in part, pursuant to any (A) recapitalization, reclassification, consolidation, merger, share exchange or other business combination transaction involving the Company, or (B) tender offer for all Voting Securities of a class that is commenced by any Person or Group.

SECTION 4.2. Legends on Stockholder Shares; Securities Act Compliance.

(a) Each share certificate representing Stockholder Shares shall bear the following legends (and a comparable notation or other arrangement will be made with respect to any uncertificated Stockholder Shares):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A STOCKHOLDERS’ AGREEMENT, DATED AS OF [ ], 2024, AMONG THE ISSUER AND THE OTHER PARTIES THERETO, A COPY OF WHICH MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE ISSUER OR OBTAINED FROM THE ISSUER WITHOUT CHARGE.”

(b) The Stockholders agree that they will, if requested by the Company, deliver at their expense to the Company an opinion of reputable U.S. counsel selected by the Stockholder and reasonably acceptable to the Company, in form and substance reasonably satisfactory to the Company and counsel for the Company, that any Transfer made, other than in connection with an SEC-registered offering by the Company or pursuant to Rule 144 under the Securities Act, does not require registration under the Securities Act.

ARTICLE V

MISCELLANEOUS

SECTION 5.1. Termination. Subject to the early termination of any provision as a result of an amendment to this Agreement agreed to by the Board and the Stockholders as provided under Section 5.2, (i) the provisions of Article II, Article III and Article IV shall, with respect to each Stockholder, terminate as provided in the applicable Section of Article II, Article III and Article IV, as the case may be, and (ii) this Article V shall not terminate. Nothing herein shall relieve any party from any liability for the breach of any of the agreements set forth in this Agreement.

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SECTION 5.2. Amendments and Waivers. Except as otherwise provided herein, no modification, amendment, restatement, amendment and restatement, or waiver of any provision of this Agreement shall be effective without the approval of the Board, Amberjack and the Stockholders holding a majority of the Stockholder Shares; provided, however, that any Stockholder may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose; provided, further, that any such modification, amendment, restatement, amendment and restatement or waiver that would disproportionately and adversely affect the rights of any Stockholder hereunder (in its capacity as a Stockholder) without similarly affecting the rights hereunder of all Stockholders (in their capacities as Stockholders) having the same rights or obligations under this Agreement to which such modification, amendment, restatement, amendment and restatement or waiver relates, as the case may be, shall not be effective as to such Stockholder without such Stockholder’s prior written consent. Any written amendment, restatement, amendment and restatement, or waiver to this Agreement that receives the vote or consent of the Stockholders provided herein need not be signed by all Stockholders, but shall be effective in accordance with its terms and shall be binding upon all Stockholders.

SECTION 5.3. Successors, Assigns and Transferees. This Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned without the express prior written consent of the other parties hereto, and any attempted assignment, without such consents, will be null and void; provided, however, that the Stockholders shall be entitled to assign, in whole or in part, any of their rights hereunder to any of their respective Permitted Transferees without such prior written consent; provided further, however, that any such assignment shall not relieve such transferring Stockholder from, and who shall remain responsible for, any of its obligations hereunder (unless and to the extent actually performed in full by such Permitted Transferee).

SECTION 5.4. Rights of Third Parties. The rights of the Stockholders pursuant to this Agreement are personal to the Stockholders and shall not be exercised by any Person. Except as may otherwise be expressly provided in this Agreement, this Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto.

SECTION 5.5. Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be deemed effectively given: (a) when delivered personally by hand to the party to be notified (with written confirmation of receipt), (b) when sent by e-mail (with written confirmation of transmission or if no failure to deliver message is generated), (c) when received or rejected by the addressee if sent by registered or certified mail, postage prepaid, return receipt requested, or (d) one Business Day following the day sent by reputable overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

(i) if to the Company, to:

Innovex International, Inc.

[●]

Attention: [●]

Email:   [●]

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street Suite 3000

Houston, Texas 77002

Attention: Gerry Spedale

Email: GSpedale@gibsondunn.com

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(ii) if to the Stockholders, to:

Amberjack Capital Partners, L.P.

1201 Main Street, Suite 1100

Houston, Texas 77002

Attention: W. Patrick Connelly

Melissa Rocco

Will Donnell

Email:   patrick@amberjackcapital.com

melissa@amberjackcapital.com

will@amberjackcapital.com

With copies (which shall not constitute notice) to:

Akin, Gump, Strauss, Hauer & Feld LLP

1111 Louisiana St., 44th Floor

Houston, Texas 77002

Attention: Matthew Kapinos

Email: mkapinos@akingump.com

SECTION 5.6. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

SECTION 5.7. Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof or thereof other than those expressly set forth herein and therein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

SECTION 5.8. Restrictions on Other Agreements; Bylaws. To the fullest extent permitted by Applicable Law, the provisions of this Agreement shall be controlling if any such provisions or the operation thereof conflict with the provisions of the Company’s Bylaws. Each of the Stockholders covenants and agrees to vote their Equity Securities and to take any other action reasonably requested by the Company or any other Stockholder to amend the Company’s Bylaws so as to avoid any conflict with the provisions hereof.

SECTION 5.9. Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

SECTION 5.10. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and any dispute, controversy or claim arising out of or relating to this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware,

F-14

applicable to contracts executed in and to be performed entirely within that State, without giving effect to principles or rules of conflict of laws that would result in the application of the laws of a different jurisdiction.

(b) In any judicial proceeding involving any dispute, controversy or claim arising out of or relating to this Agreement, each of the parties unconditionally accepts the jurisdiction and venue of the Delaware Court of Chancery or, if the Delaware Court of Chancery does not have subject matter jurisdiction over this matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Delaware, and the appellate courts to which orders and judgments thereof may be appealed. In any such judicial proceeding, the parties agree that in addition to any method for the service of process permitted or required by such courts, to the fullest extent permitted by Applicable Law, service of process may be made by delivery provided pursuant to the directions in Section 5.5.

(c) EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

SECTION 5.11. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

SECTION 5.12. Enforcement. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

SECTION 5.13. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

SECTION 5.14. No Recourse. This Agreement may only be enforced against, and any claims or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may be made only against the entities that are expressly identified as parties hereto, and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of the transactions contemplated hereby.

SECTION 5.15. Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

SECTION 5.16. Effectiveness. This Agreement shall become effective at the Effective Time.

[Remainder of Page Intentionally Left Blank; Signatures follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Stockholders’ Agreement as of the date set forth in the first paragraph hereof.

INNOVEX INTERNATIONAL, INC.

By:
Name:
Title:

[Signature Page to Innovex International, Inc. Stockholders’ Agreement]

AMBERJACK CAPITAL PARTNERS, L.P.

By:
Name:
Title:

INTERVALE CAPITAL FUND II, L.P.

By:
Name:
Title:

INTERVALE CAPITAL FUND III, L.P.

By:
Name:
Title:

AMBERJACK CAPITAL FUND II, L.P.

By:
Name:
Title:

INNOVEX CO-INVEST FUND, L.P.

By:
Name:
Title:

INNOVEX CO-INVEST FUND II, L.P.

By:
Name:
Title:

[Signature Page to Dril-Quip, Inc. Stockholders’ Agreement]

INTERVALE CAPITAL FUND II-A, L.P.

By:
Name:
Title:

[Signature Page to Innovex International, Inc. Stockholders’ Agreement]

Exhibit A

Assignment and Assumption Agreement

Pursuant to the Stockholders’ Agreement, dated as of [●] (the “Stockholders’ Agreement”), among Innovex International, Inc., a Delaware corporation (the “Company”), Amberjack Capital Partners, L.P., a Delaware limited partnership, and the Principal Stockholders (as defined in the Stockholders’ Agreement),     , (the “Transferor”) hereby assigns to the undersigned the rights that may be assigned thereunder, and the undersigned hereby agrees that, having acquired Equity Securities as permitted by the terms of the Stockholders’ Agreement, the undersigned hereby assumes and agrees to perform the covenants and obligations of the Transferor under the Stockholders’ Agreement. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Stockholders’ Agreement.

Listed below is information regarding the Equity Securities:

Number of Shares of

Common Stock

[Remainder of Page Intentionally Left Blank]

Exhibit A — Assignment and Assumption Agreement

IN WITNESS WHEREOF, the undersigned has executed this Assumption Agreement as of        ,     .

[NAME OF TRANSFEROR]

Name:
Title:

[NAME OF TRANSFEREE]

Name:
Title:

Acknowledged by:

INNOVEX INTERNATIONAL, INC.

By:
Name:
Title:

[Signature Page to Assignment and Assumption Agreement]

Schedule A

Certain Affiliates of Amberjack

1.	Intervale Capital Fund II, L.P., a Delaware limited partnership

2.	Intervale Capital Fund III, L.P., a Delaware limited partnership

3.	Amberjack Capital Fund II, L.P., a Delaware limited partnership

4.	Innovex Co-Invest Fund, L.P., a Delaware limited partnership

5.	Innovex Co-Invest Fund II, L.P., a Delaware limited partnership

6.	Intervale Capital Fund II-A, L.P., a Delaware limited partnership

Schedule A

Schedule B

Competitors of the Company

Baker Hughes

Halliburton

Schlumberger (SLB), including OneSubsea

Weatherford International

TechnipFMC

Schedule B

Annex G

INNOVEX

2024 LONG-TERM INCENTIVE PLAN

1.	Purpose.

The purpose of the Plan is to assist the Company in attracting, retaining, motivating, and rewarding certain employees, officers, directors, and consultants of the Company and its Affiliates and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of such individuals with those of such stockholders. The Plan authorizes the award of Stock-based and cash-based incentives to Eligible Persons to encourage such Eligible Persons to expend maximum effort in the creation of stockholder value.

2.	Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b)	“Amberjack Capital Partners” means Amberjack Capital Partners, L.P., a Delaware limited partnership.

(c)

“Award” means any Incentive Stock Option, Nonqualified Stock Option, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, unrestricted shares of Stock or other Stock-based or cash-based award granted under the Plan.

(d)	“Award Agreement” means an Option Agreement, a Restricted Stock Agreement, an RSU Agreement, a SAR Agreement, or a written agreement governing the grant of any other Award granted under the Plan.

(e)	“Board” means the Board of Directors of the Company.

(f)

“Cause” means, with respect to a Participant and in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (1) the Participant’s commission of, plea of guilty or nolo contendere (or a similar plea) to, conviction of, or indictment for, any crime (whether or not involving the Company or its Affiliates) (i) constituting a felony (or its equivalent in any non-United States jurisdiction) or constituting a misdemeanor involving theft, fraud or moral turpitude or (ii) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant’s duties to the Service Recipient, or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of the Company or its Affiliates; (2) conduct of the Participant, whether or not in connection with his or her employment or service, that has resulted, or could reasonably be expected to result, in injury to the business or reputation of the Company or its Affiliates; (3) any material violation of the policies of the Service Recipient, including, but not limited to, any legal or compliance policies or the Service Recipient’s code of ethics, any policy relating to sexual harassment, discrimination, or the disclosure or misuse of confidential information, or those set forth in the manuals, or statements of policy of the Service Recipient; (4) the Participant’s act(s) of negligence or willful misconduct in the course of his or her employment or service with the Service Recipient; (5) misappropriation by the Participant of any assets or business opportunities of the Company or its Affiliates; (6) embezzlement or fraud committed by the Participant, at the Participant’s direction, or with the Participant’s prior actual knowledge; (7) willful neglect in the performance of the

Participant’s duties for the Service Recipient or willful or repeated failure or refusal to perform such duties; or (8) any breach of any non-competition, non-solicitation, no-hire, or confidentiality covenant between the Participant and the Company or one of its Affiliates. If, subsequent to the Termination of a Participant for any or no reason (other than a Termination by the Service Recipient for Cause), it is discovered that grounds to terminate the Participant’s employment or service for Cause existed, such Participant’s employment or service shall, at the discretion of the Committee, be deemed to have been terminated by the Service Recipient for Cause for all purposes under the Plan, and the Participant shall be required to repay or return to the Company all amounts and benefits received by him or her in respect of any Award in connection with or following such Termination that would have been forfeited under the Plan had such Termination been by the Service Recipient for Cause. In the event that there is an Award Agreement or Participant Agreement defining Cause, “Cause” shall have the meaning provided in such agreement, and a Termination by the Service Recipient for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or Participant Agreement are complied with.

(g)	“Change in Control” means:

(1) a change in the ownership or control of the Company effected through a transaction or series of transactions (other than (1) an offering of Company common stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission or similar non-U.S. regulatory agency or pursuant to a Non-Control Transaction (as defined in subclause (2) below) or (2) a sale or other disposition of Company common stock by one or more stockholders of the Company in a transaction that does not require the approval of the Board of the Company) whereby any “person” (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, an employee benefit plan sponsored or maintained by the Company or any of its Affiliates (or its related trust), or any underwriter temporarily holding securities pursuant to an offering of such securities, directly or indirectly acquire, other than pursuant to a Reorganization (as defined in subclause (2) below) that does not constitute a Change in Control under such subclause (2), “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities eligible to vote in the election of the Board (“Company Voting Securities”);

(2) the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates that requires the approval of the Company’s stockholders (whether for such transaction, the issuance of securities in the transaction, or otherwise) (a “Reorganization”), unless, immediately following such Reorganization, (i) more than 50% of the total voting power of (A) the corporation resulting from such Reorganization (the “Surviving Company”), or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of at least 95% of the voting securities of the Surviving Company (the “Parent Company”), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to such Reorganization, (ii) no person, other than Amberjack or an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company or, if there is no Parent Company, the Surviving Company, and (iii) following the consummation of such Reorganization, at least a majority of the members of the Board immediately prior to such Reorganization are members of the board of directors of the Parent

Company or, if there is no Parent Company, the Surviving Company (any Reorganization which satisfies all of the criteria specified in clauses (i), (ii), and (iii) above shall be a “Non-Control Transaction”); or

(3) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries (on a consolidated basis) to any “person” (as defined in Section 3(a)(9) of the Exchange Act) or to any two (2) or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company’s Affiliates; or

(4) the Board or the board of directors or comparable governing body of any successor owner of its business (as a result of a transaction which is not itself a Change of Control) consists of a majority of directors or members who are not Incumbent Directors. “Incumbent Directors” includes only those persons who (i) are serving as a director of the Company on the Effective Date, or (ii) became a director after the Effective Date and whose election or nomination for election by the stockholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Directors. In no event, however, shall any director whose election to office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by on behalf of a person or entity other than the Board be an Incumbent Director.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of 50% or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; provided that, if after such acquisition by the Company, such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then be deemed to occur, and (y) with respect to the payment of any amount that constitutes a “deferral of compensation” subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

(h)	“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules, and regulations thereto.

(i)

“Committee” means the Board, the Compensation Committee of the Board, or such other committee consisting of two or more individuals appointed by the Board to administer the Plan and each other individual or committee of individuals designated to exercise authority under the Plan.

(j)	“Company” means Dril-Quip, Inc., a Delaware corporation, or its permitted successors and assigns.

(k)	“Corporate Event” has the meaning set forth in Section 10(b) hereof.

(l)	“Data” has the meaning set forth in Section 20(g) hereof.

(m)

“Disability” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant within the meaning of Section 22(e)(3) of the Code. In the event that there is an Award Agreement or Participant Agreement defining Disability, “Disability” shall have the meaning provided in such Award Agreement or Participant Agreement. The determination of whether a Participant has a Disability shall be determined by the Committee, and the Committee may rely on any determination made for purposes of benefits under any long-term disability plan in which a Participant participates that is maintained by the Company or one of its Affiliates.

(n)	“Disqualifying Disposition” means any disposition (including any sale) of Stock acquired upon the exercise of an Incentive Stock Option made within the period that ends either (1) two years after the date on which the Participant was granted the Incentive Stock Option or (2) one year after the date upon which the Participant acquired the Stock.

(o)	“Effective Date” has the meaning set forth in Section 19 hereof.

(p)

“Eligible Person” means (1) each employee and officer of the Company or any of its Affiliates; (2) each non-employee director of the Company or any of its Affiliates; (3) each other natural Person who provides substantial services to the Company or any of its Affiliates as a consultant or advisor (or a wholly owned alter ego entity of the natural Person providing such services of which such Person is an employee, stockholder, or partner) and who is designated as eligible by the Committee; and (4) each natural Person who has been offered employment by the Company or any of its Affiliates; provided that such prospective employee may not receive any payment or exercise any right relating to an Award until such Person has commenced employment or service with the Company or its Affiliates; provided, further, however, that (i) with respect to any Award that is intended to qualify as a “stock right” that does not provide for a “deferral of compensation” within the meaning of Section 409A of the Code, the term “Affiliate” as used in this Section 2(o) shall include only those corporations or other entities in the unbroken chain of corporations or other entities beginning with the Company where each of the corporations or other entities in the unbroken chain, other than the last corporation or other entity, owns stock possessing at least 50% or more of the total combined voting power of all classes of stock in one of the other corporations or other entities in the chain, and (ii) with respect to any Award that is intended to be an Incentive Stock Option, the term “Affiliate” as used in this Section 2(o) shall include only those entities that qualify as a “subsidiary corporation” with respect to the Company within the meaning of Section 424(f) of the Code. An employee on an approved leave of absence may be considered as still in the employ of the Company or any of its Affiliates for purposes of eligibility for participation in the Plan.

(q)

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules, and regulations thereto.

(r)

“Expiration Date” means, with respect to an Option or Stock Appreciation Right, the date on which the term of such Option or Stock Appreciation Right expires, as determined under Sections 5(b) or 8(b) hereof, as applicable.

(s)

“Fair Market Value” means, as of any date when the Stock is listed on one or more national securities exchange(s), the closing price reported on the principal national securities exchange on which such Stock is listed and traded on the date of determination or, if the closing price is not reported on such date of determination, the closing price reported on the most recent date prior to the date of determination. If the Stock is not listed on a national securities exchange, “Fair Market Value” shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per share of Stock.

(t)	“GAAP” means the U.S. Generally Accepted Accounting Principles, as in effect from time to time.

(u)	“Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(v)	“Nonqualified Stock Option” means an Option not intended to be an Incentive Stock Option.

(w)	“Option” means a conditional right, granted to a Participant under Section 5 hereof, to purchase Stock at a specified price during a specified time period.

(x)	“Option Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Option Award.

(y)	“Participant” means an Eligible Person who has been granted an Award under the Plan or, if applicable, such other Person who holds an Award.

(z)

“Participant Agreement” means an employment, consulting, change in control, severance or any other services agreement between a Participant and the Service Recipient that describes the terms and conditions of such Participant’s employment or service with the Service Recipient and is effective as of the date of determination.

(aa)	“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, or other entity.

(bb)	“Plan” means this Innovex 2024 Long-Term Incentive Plan, as amended from time to time.

(cc)

“Qualified Member” means a member of the Committee who is a “Non-Employee Director” within the meaning of Rule 16b-3 under the Exchange Act and an “independent director” as defined under, as applicable, the NASDAQ Listing Rules, the NYSE Listed Company Manual, or other applicable stock exchange rules.

(dd)	“Qualifying Committee” has the meaning set forth in Section 3(b) hereof.

(ee)	“Restricted Stock” means Stock granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture.

(ff)	“Restricted Stock Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Restricted Stock Award.

(gg)

“Restricted Stock Unit” or “RSU” means a notional unit representing the right to receive one share of Stock (or the cash value of one share of Stock, if so determined by the Committee) on a specified settlement date.

(hh)	“RSU Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Restricted Stock Units.

(ii)	“SAR Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an individual Award of Stock Appreciation Rights.

(jj)	“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules, and regulations thereto.

(kk)

“Service Recipient” means, with respect to a Participant holding an Award, either the Company or an Affiliate of the Company by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(ll)	“Share Pool” has the meaning set forth in Section 4(a) hereof.

(mm)	“Stock” means the common stock, par value $0.01 per share, of the Company, and such other securities as may be substituted for such stock pursuant to Section 10 hereof.

(nn)

“Stock Appreciation Right” or “SAR” means a conditional right, granted to a Participant under Section 8 hereof, to receive an amount equal to the value of the appreciation in the Stock over a specified period. Except in the event of extraordinary circumstances, as determined in the sole discretion of the Committee, or pursuant to Section 10(b) hereof, Stock Appreciation Rights shall be settled in Stock.

(oo)	“Substitute Award” has the meaning set forth in Section 4(a) hereof.

(pp)

“Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient; provided, however, that, if so determined by the Committee at the time of any change in status in relation to the Service Recipient (e.g., a Participant ceases to be an employee and begins providing services as a consultant, or vice versa), such change in status will not be deemed a Termination hereunder. Unless otherwise determined by the Committee, in the event that the Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute the Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a Participant’s change in status in relation to the Service Recipient (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting “nonqualified deferred compensation” subject to Section 409A of the Code that are payable upon a Termination, unless such change in status constitutes a “separation from service” within the meaning of Section 409A of the Code. Any payments in respect of an Award constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination shall be delayed for such period as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code. On the first business day following the expiration of such period, the Participant shall be paid, in a single lump sum without interest, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule applicable to such Award.

3.	Administration.

(a) Authority of the Committee. Except as otherwise provided below, the Plan shall be administered by the Committee. The Committee shall have full and final authority, in each case, subject to and consistent with the provisions of the Plan, to (1) select Eligible Persons to become Participants; (2) grant Awards; (3) determine the type, number, and type of shares of Stock subject to, other terms and conditions of, and all other matters relating to, Awards; (4) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan; (5) determine the method by which an Award may be settled, exercised, canceled, forfeited, suspended, or repurchased by the Company; (6) determine the circumstances under which the delivery of cash, property, or other amounts payable with respect to an Award may be deferred, either automatically or at the Participant’s or Committee’s election; (7) accelerate the vesting, delivery or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards; (8) construe, administer, and interpret the Plan and Award Agreements and correct defects, supply omissions, and reconcile inconsistencies therein; (9) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time or such shorter period required by, or necessary to comply with, applicable law; and (10) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall be final, conclusive, and binding on all Persons, including, without limitation, the Company, its stockholders and Affiliates, Eligible Persons, Participants, and beneficiaries of Participants. Notwithstanding anything in the Plan to the contrary, the Committee shall have the ability to accelerate the vesting of any outstanding Award at any time and for any reason, including but not limited to upon a Corporate Event, subject to Section 10(d), or in the event of a Participant’s Termination by the Service Recipient other than for Cause, or due to the Participant’s death, Disability, or retirement (as such term may be defined in an applicable Award Agreement or Participant Agreement or, if no such definition exists, in accordance with the Company’s then-current employment policies and guidelines). For the avoidance of doubt, the Board shall have the authority to take all actions under the Plan that the Committee is permitted to take.

(b) Manner of Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company must be taken by the remaining members of the Committee or a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a “Qualifying Committee”). Any action authorized by such a Qualifying Committee shall be deemed the action of the Committee for purposes of the Plan. The express grant of any specific power to a Qualifying Committee, and the taking of any action by such a Qualifying Committee, shall not be construed as limiting any power or authority of the Committee.

(c) Delegation. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions under the Plan, including, but not limited to, administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Any actions taken by an officer or employee delegated authority pursuant to this Section 3(c) within the scope of such delegation shall, for all purposes under the Plan, be deemed to be an action taken by the Committee. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any Eligible Person who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any Eligible Person who is subject to Section 16 of the Exchange Act must be expressly approved by the Committee or Qualifying Committee in accordance with Section 3(b) above.

(d) Sections 409A of the Code. The Committee shall take into account compliance with Section 409A of the Code in connection with any grant of an Award under the Plan, to the extent applicable. The Plan and Awards are intended to comply with or be exempt from the applicable requirements of Section 409A of the Code and shall be limited, construed, and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary, or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with or be exempt from Section 409A of the Code and, to the extent such provision cannot be amended to comply therewith or be exempt therefrom, such provision shall be null and void. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s “separation from service” (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, until the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period. While the Awards granted hereunder are intended to be structured in a manner to avoid the imposition of any penalty taxes under Section 409A of the Code, in no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest, or penalties that may be imposed on a Participant as a result of Section 409A of the Code or any damages for failing to comply with Section 409A of the Code or any similar state or local laws (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A of the Code).

4.	Shares Available Under the Plan; Other Limitations.

(a) Number of Shares Available for Delivery. Subject to adjustment as provided in Section 10 hereof, the following limitations apply to the grant of Awards: no more than a number shares of Stock equal to 5% of the fully-diluted shares of Stock outstanding at the time the Plan becomes effective may be reserved for issuance and delivered in the aggregate pursuant to Awards under the Plan (the “Share Pool”). Shares of Stock delivered under the Plan shall consist of authorized and unissued shares, shares held in the treasury of the Company, or previously issued shares of Stock reacquired by the Company on the open market or by private purchase, or a combination of the foregoing. Notwithstanding the foregoing, the Share Pool shall not be reduced by shares issued pursuant to Awards issued or assumed in connection with a merger or acquisition as contemplated by, as applicable, NYSE Listed Company Manual Section 303A.08, NASDAQ Listing Rule 5635(c) and IM-5635-1, AMEX Company Guide Section 711, or other applicable stock exchange rules, and their respective successor rules and listing exchange promulgations (each such Award, a “Substitute Award”).

(b) Share Counting Rules. The Share Pool shall be reduced, on the date of grant, by the relevant number of shares of Stock for each Award granted under the Plan that is valued by reference to a share of Stock; provided, that Awards that are valued by reference to shares of Stock but are required to be paid in cash pursuant to their terms shall not reduce the Share Pool. If and to the extent that Awards originating from the Share Pool terminate, expire, or are cash-settled, canceled, forfeited, exchanged, or surrendered without having been exercised, vested, or settled, the shares of Stock subject to such Awards shall again be available for Awards under the Share Pool. For clarity, the following shares of Stock shall become available for issuance under the Plan: (i) shares of Stock tendered by the Participants, or withheld by the Company, as full or partial payment to the Company upon the exercise of Options granted under the Plan; (ii) shares of Stock reserved for issuance upon the grant of Stock Appreciation Rights, to the extent that the number of reserved shares of Stock exceeds the number of shares of Stock actually issued upon the exercise of the Stock Appreciation Rights; and (iii) shares of Stock withheld by, or otherwise remitted to, the Company to satisfy a Participant’s tax withholding obligations upon the exercise, lapse of restrictions on, or settlement of, Awards granted under the Plan.

(c) Incentive Stock Options. No more than a number shares of Stock equal to 5% of the fully-diluted shares of Stock outstanding at the time the Plan becomes effective hereunder may be issued or transferred upon exercise or settlement of Incentive Stock Options.

(d) Director Awards. The aggregate dollar value of equity-based (based on the grant date fair market value of equity-based Awards) and cash compensation granted under this Plan or otherwise during any calendar year to any non-employee director shall not exceed $1,000,000.

5.	Options.

(a) General. Certain Options granted under the Plan may be intended to be Incentive Stock Options; however, no Incentive Stock Options may be granted hereunder following the tenth anniversary of the earlier of the date the Plan is adopted by the Board. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; provided, however, that Incentive Stock Options may be granted only to Eligible Persons who are employees of the Company or an Affiliate (as such definition is limited pursuant to Section 2(o) hereof) of the Company. The provisions of separate Options shall be set forth in separate Option Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.

(b) Term. The term of each Option shall be set by the Committee at the time of grant; provided, however, that no Option granted hereunder shall be exercisable after, and each Option shall expire, ten years from the date it was granted.

(c) Exercise Price. The exercise price per share of Stock for each Option shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant, subject to Section 5(g) hereof in the case of any Incentive Stock Option. Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the exercise price per share of Stock for such Option may be less than the Fair Market Value on the date of grant; provided, that, such exercise price is determined in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.

(d) Payment for Stock. Payment for shares of Stock acquired pursuant to an Option granted hereunder shall be made in full upon exercise of the Option in a manner approved by the Committee, which may include any of the following payment methods: (1) in immediately available funds in U.S. dollars, or by certified or bank cashier’s check; (2) by delivery of shares of Stock having a value equal to the exercise price; (3) by a broker-assisted cashless exercise in accordance with procedures approved by the Committee, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with shares of Stock subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell shares of Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company’s withholding obligations; or (4) by any other means approved by the Committee (including, by delivery of a notice of “net exercise” to the Company, pursuant to which the Participant shall receive (i) the number of shares of Stock underlying the Option so exercised, reduced by (ii) the number of shares of Stock equal to (A) the aggregate exercise price of the Option divided by (B) the Fair Market Value on the date of exercise). Notwithstanding anything herein to the contrary, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

(e) Vesting. Options shall vest and become exercisable (subject to Section 20(f) hereof) in such manner, on such date or dates, or upon the achievement of performance or other conditions (subject to Section 20(f) hereof), in each case, as may be determined by the Committee and set forth in an Option Agreement. Unless otherwise specifically determined by the Committee, the vesting of an Option shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any or no reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment. If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires, is canceled, or otherwise terminates.

(f) Termination of Employment or Service. Except as provided by the Committee in an Option Agreement, Participant Agreement, or otherwise:

(1) In the event of a Participant’s Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant’s death or Disability, (A) all vesting with respect to such Participant’s Options outstanding shall cease; (B) all of such Participant’s unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination; and (C) all of such Participant’s vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date, and (y) the date that is 90 days after the date of such Termination.

(2) In the event of a Participant’s Termination prior to the applicable Expiration Date by reason of such Participant’s death or Disability, (i) all vesting with respect to such Participant’s Options outstanding shall cease; (ii) all of such Participant’s unvested Options outstanding shall terminate and be forfeited for no consideration as of the date of such Termination; and (iii) all of such Participant’s vested Options outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date, and (y) the date that is 12 months after the date of such Termination.

(3) In the event of a Participant’s Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant’s Options outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

(g) Special Provisions Applicable to Incentive Stock Options.

(1) No Incentive Stock Option may be granted to any Eligible Person who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, Stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary thereof, unless such Incentive Stock Option (i) has an exercise price of at least 110% of the Fair Market Value on the date of the grant of such Option, and (ii) cannot be exercised more than five years after the date it is granted.

(2) To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

(3) Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any Stock acquired pursuant to the exercise of an Incentive Stock Option.

6.	Restricted Stock.

(a) General. Restricted Stock may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Awards of Restricted Stock shall be set forth in separate Restricted Stock Agreements, which Restricted Stock Agreements need not be identical. Subject to the restrictions set forth in Section 6(b) hereof, and except as otherwise set forth in the applicable Restricted Stock Agreement, the Participant shall generally have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock. Unless otherwise set forth in a Participant’s Restricted Stock Agreement, cash dividends and stock dividends, if any, with respect to the Restricted Stock shall be withheld by the Company for the Participant’s account, and shall be subject to forfeiture to the same degree as the shares of Restricted Stock to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b) Vesting and Restrictions on Transfer. Restricted Stock shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case, as may be determined by the Committee and set forth in a Restricted Stock Agreement. Unless otherwise specifically determined by the Committee, the vesting of an Award of Restricted Stock shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any or no reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment. In addition to any other restrictions set forth in a Participant’s Restricted Stock Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Stock prior to the time the Restricted Stock has vested pursuant to the terms of the Restricted Stock Agreement.

(c) Termination of Employment or Service. Except as provided by the Committee in a Restricted Stock Agreement, Participant Agreement, or otherwise, in the event of a Participant’s Termination for any or no reason prior to the time that such Participant’s Restricted Stock has vested, (1) all vesting with respect to such Participant’s Restricted Stock outstanding shall cease; and (2) as soon as practicable following such Termination, the Company shall repurchase from the Participant, and the Participant shall sell, all of such Participant’s unvested shares of Restricted Stock at a purchase price equal to the lesser of (A) the original purchase price paid for the Restricted Stock (as adjusted for any subsequent changes in the outstanding Stock or in the capital structure of the Company), less any dividends or other distributions or bonus received (or to be received) by the Participant (or any transferee) in respect of such Restricted Stock prior to the date of repurchase, and (B) the Fair Market Value of the Stock on the date of such repurchase; provided that, if the original purchase price paid for the Restricted Stock is equal to zero dollars ($0), such unvested shares of Restricted Stock shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

7.	Restricted Stock Units.

(a) General. Restricted Stock Units may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Restricted Stock Units shall be set forth in separate RSU Agreements, which RSU Agreements need not be identical.

(b) Vesting. Restricted Stock Units shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case, as may be determined by the Committee and set forth in an RSU Agreement. Unless otherwise specifically determined by the Committee, the vesting of a Restricted Stock Unit shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any or no reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment.

(c) Settlement. Restricted Stock Units shall be settled in Stock, cash, or property, or a combination thereof, as determined by the Committee, in its sole discretion, on the date or dates determined by the Committee and set forth in an RSU Agreement. Unless otherwise set forth in a Participant’s RSU Agreement, a Participant shall not be entitled to dividends, if any, or dividend equivalents with respect to Restricted Stock Units prior to settlement.

(d) Termination of Employment or Service. Except as provided by the Committee in an RSU Agreement, Participant Agreement, or otherwise, in the event of a Participant’s Termination for any or no reason prior to the time that such Participant’s Restricted Stock Units have been settled, (1) all vesting with respect to such Participant’s Restricted Stock Units outstanding shall cease; (2) all of such Participant’s unvested Restricted Stock Units outstanding shall be forfeited for no consideration as of the date of such Termination; and (3) any shares remaining undelivered with respect to vested Restricted Stock Units then held by such Participant shall be delivered on the delivery date or dates specified in the RSU Agreement.

8.	Stock Appreciation Rights.

(a) General. Stock Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate (subject to Section 20(f) hereof). The provisions of separate Stock Appreciation Rights shall be set forth in separate SAR Agreements, which SAR Agreements need not be identical. No dividends or dividend equivalents shall be paid on Stock Appreciation Rights.

(b) Term. The term of each Stock Appreciation Right shall be set by the Committee at the time of grant; provided, however, that no Stock Appreciation Right granted hereunder shall be exercisable after, and each Stock Appreciation Right shall expire, ten years from the date it was granted.

(c) Base Price. The base price per share of Stock for each Stock Appreciation Right shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant. Notwithstanding the foregoing, in the case of a Stock Appreciation Right that is a Substitute Award, the base price per share of Stock for such Stock Appreciation Right may be less than the Fair Market Value on the date of grant; provided, that, such base price is determined in a manner consistent with the provisions of Section 409A of the Code.

(d) Vesting. Stock Appreciation Rights shall vest and become exercisable (subject to Section 20(f) hereof) in such manner, on such date or dates, or upon the achievement of performance or other conditions (subject to Section 20(f) hereof), in each case, as may be determined by the Committee and set forth in a SAR Agreement. Unless otherwise specifically determined by the Committee, the vesting of a Stock Appreciation Right shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any or no reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment. If a Stock Appreciation Right is exercisable in installments, such installments, or portions thereof that become exercisable shall remain exercisable until the Stock Appreciation Right expires, is canceled, or otherwise terminates.

(e) Payment upon Exercise. Payment upon exercise of a Stock Appreciation Right may be made in cash, Stock, or property, as specified in the SAR Agreement or determined by the Committee, in each case, having a value in respect of each share of Stock underlying the portion of the Stock Appreciation Right so exercised, equal to the difference between the base price of such Stock Appreciation Right and the Fair Market Value of one share of Stock on the exercise date. For purposes of clarity, each share of Stock to be issued in settlement of a Stock Appreciation Right is deemed to have a value equal to the Fair Market Value of one share of Stock on the exercise date. In no event shall fractional shares be issuable upon the exercise of a Stock Appreciation Right, and in the event that fractional shares would otherwise be issuable, the number of shares issuable will be rounded down to the next lower whole number of shares, and the Participant will be entitled to receive a cash payment equal to the value of such fractional share.

(f) Termination of Employment or Service. Except as provided by the Committee in a SAR Agreement, Participant Agreement, or otherwise:

(1) In the event of a Participant’s Termination prior to the applicable Expiration Date for any reason other than (i) by the Service Recipient for Cause, or (ii) by reason of the Participant’s death or Disability, (A) all vesting with respect to such Participant’s Stock Appreciation Rights outstanding shall cease; (B) all of such Participant’s unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination; and (C) all of such Participant’s vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date, and (y) the date that is 90 days after the date of such Termination.

(2) In the event of a Participant’s Termination prior to the applicable Expiration Date by reason of such Participant’s death or Disability, (i) all vesting with respect to such Participant’s Stock Appreciation Rights outstanding shall cease; (ii) all of such Participant’s unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination; and (iii) all of such Participant’s vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date, and (y) the date that is 12 months after the date of such Termination.

(3) In the event of a Participant’s Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant’s Stock Appreciation Rights outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

9.	Unrestricted shares of Stock and Other Stock-Based Awards.

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Stock as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to such Awards shall be determined by the Committee and evidenced by Award Agreements, which agreements need not be identical.

10.	Adjustment for Recapitalization, Merger, etc.

(a) Capitalization Adjustments. The aggregate number and class of shares of Stock or other securities that may be delivered in connection with Awards (as set forth in Section 4 hereof), the numerical share limits in Section 4(a) hereof, the number and class of shares of Stock or other securities covered by each outstanding Award, and the price per share of Stock underlying each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee, in its sole discretion, as to the number, price, or kind of a share of Stock, other securities or other consideration subject to such Awards, (1) in the event of changes in the outstanding Stock or in the capital structure of the Company by reason of stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization (including any Corporate Event); (2) in connection with any extraordinary dividend declared and paid in respect of shares of Stock, whether payable in the form of cash, stock, or any other form of consideration; or (3) in the event of any change in applicable laws or circumstances that results in or could result in, in either case, as determined by the Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants in the Plan. In lieu of or in addition to any adjustment pursuant to this Section 10, if deemed appropriate, the Committee may provide that an adjustment take the form of a cash payment to the holder of an outstanding Award with respect to all or part of an outstanding Award, which payment shall be subject to such terms and conditions (including timing of payment(s), vesting, and forfeiture conditions) as the Committee may determine in its sole discretion. The Committee will make such adjustments, substitutions, or payment, and its determination will be final, binding, and conclusive. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

(b) Corporate Events. Notwithstanding the foregoing, except as provided by the Committee in an Award Agreement, Participant Agreement, or otherwise, in connection with (i) a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation; (ii) a merger, amalgamation, or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Stock receive securities of another corporation or other property or cash; (iii) a Change in Control; or (iv) the reorganization, dissolution, or liquidation of the Company (each, a “Corporate Event”), the Committee may provide for any one or more of the following:

(1) The assumption or substitution of any or all Awards in connection with such Corporate Event, in which case the Awards shall be subject to the adjustment set forth in Section 10(a) hereof, and to the extent that such Awards vest subject to the achievement of performance criteria, such performance criteria shall be deemed earned at target level (or if no target is specified, the maximum level) and will be converted into solely service based vesting awards that will vest during the performance period, if any, during which the original performance criteria would have been measured;

(2) The acceleration of vesting of any or all Awards not assumed or substituted in connection with such Corporate Event, subject to the consummation of such Corporate Event; provided that unless otherwise set forth in an Award Agreement, any Awards that vest subject to the achievement of performance criteria will be deemed earned at target level (or if no target is specified, the maximum level), provided, further, that a Participant has not experienced a Termination prior to such Corporate Event;

(3) The cancellation of any or all Awards not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event, together with the payment to the Participants holding vested Awards (including any Awards that would vest upon the Corporate Event but for such cancellation) so canceled of an amount in respect of cancellation equal to an amount based upon the per-share consideration being paid for the Stock in connection with such Corporate Event, less, in the case of Options, Stock Appreciation Rights, and other Awards subject to exercise, the applicable exercise or base price; provided, however, that holders of Options, Stock Appreciation Rights, and other Awards subject to exercise shall be entitled to consideration in respect of cancellation of such Awards only if the per-share consideration less the applicable exercise or base price is greater than zero dollars ($0), and to the extent that the per-share consideration is less than or equal to the applicable exercise or base price, such Awards shall be canceled for no consideration;

(4) The cancellation of any or all Options, Stock Appreciation Rights, and other Awards subject to exercise not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event; provided, that, all Options, Stock Appreciation Rights, and other Awards to be so canceled pursuant to this paragraph (4) shall first become exercisable for a period of at least ten days prior to such Corporate Event, with any exercise during such period of any unvested Options, Stock Appreciation Rights, or other Awards to be (A) contingent upon and subject to the occurrence of the Corporate Event, and (B) effectuated by such means as are approved by the Committee; and

(5) The replacement of any or all Awards (other than Awards that are intended to qualify as “stock rights” that do not provide for a “deferral of compensation” within the meaning of Section 409A of the Code) with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced and payment to be made within 30 days of the applicable vesting date.

Payments to holders pursuant to paragraph (3) above shall be made in cash or, in the sole discretion of the Committee, and to the extent applicable, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or a combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Stock covered by the Award at such time (less any applicable exercise or base price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this Section 10(b), the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his or her Awards; (B) bear such Participant’s pro-rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Stock; and (C) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

(c) Fractional Shares. Any adjustment provided under this Section 10 may, in the Committee’s discretion, provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.

11.	Use of Proceeds.

The proceeds received from the sale of Stock pursuant to the Plan shall be used for general corporate purposes.

12.	Rights and Privileges as a Stockholder.

Except as otherwise specifically provided in the Plan, no Person shall be entitled to the rights and privileges of Stock ownership in respect of shares of Stock that are subject to Awards hereunder until such shares have been issued to that Person.

13.	Transferability of Awards.

Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution, and to the extent subject to exercise, Awards may not be exercised during the lifetime of the grantee other than by the grantee. Notwithstanding the foregoing, except with respect to Incentive Stock Options, Awards and a Participant’s rights under the Plan shall be transferable for no value to the extent provided in an Award Agreement or otherwise determined at any time by the Committee.

14.	Employment or Service Rights.

No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for the grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant or other individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

15.	Compliance with Laws.

The obligation of the Company to deliver Stock upon issuance, vesting, exercise, or settlement of any Award shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Stock pursuant to an Award, unless such shares have been properly registered for sale with the U.S. Securities and Exchange Commission pursuant to the Securities Act (or with a similar non-U.S. regulatory agency pursuant to a similar law or regulation), or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the shares of Stock to be offered or sold under the Plan or any shares of Stock to be issued upon exercise or settlement of Awards. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

16.	Withholding Obligations.

As a condition to the issuance, vesting, exercise, or settlement of any Award (or upon the making of an election under Section 83(b) of the Code), the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, local and foreign income and other taxes of any kind required or permitted to be withheld in connection with such issuance, vesting, exercise, or settlement (or election). The Committee, in its discretion, may (but is not obligated to) permit or require shares of Stock (which are not subject to any pledge or other security interest) to be used to satisfy all or any portion of applicable tax withholding requirements with respect to any Award, and such shares shall be valued at their Fair Market Value as of the issuance, vesting, exercise, or settlement date of the Award, as applicable. The shares of Stock so delivered or withheld must have an aggregate Fair Market Value equal to the tax obligation (or portion thereof). Depending on the withholding method, the Company may withhold by considering the applicable minimum statutorily required withholding rates or other applicable withholding rates in the applicable Participant’s jurisdiction, including maximum applicable rates that may be utilized without creating adverse accounting treatment under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto) and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity.

17.	Amendment of the Plan or Awards.

(a) Amendment of Plan. The Board or the Committee may amend the Plan at any time and from time to time.

(b) Amendment of Awards. The Board or the Committee may amend the terms of any one or more Awards at any time and from time to time.

(c) Stockholder Approval; No Material Impairment. Notwithstanding anything herein to the contrary, no amendment to the Plan or any Award shall be effective without stockholder approval to the extent that such approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which the Stock is listed. Additionally, no amendment to the Plan or any Award shall materially impair a Participant’s rights under any Award unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 10 hereof, shall constitute an amendment to the Plan or an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant’s consent, the Board or the Committee may amend the terms of the Plan or any one or more Awards from time to time as necessary to bring such Awards into compliance with applicable law, including, without limitation, Section 409A of the Code.

(d) No Repricing of Awards Without Stockholder Approval. Notwithstanding Sections 17(a) or 17(b) above, or any other provision of the Plan, reducing the exercise price of Options or Stock Appreciation

Rights issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award, repurchase for cash or other consideration (in each case that has the effect of reducing the exercise price), or any other action that would be treated as a “repricing” of such Options or such Stock Appreciation Rights under GAAP, will require approval of the Company’s stockholders, unless the cancellation, exchange, repurchase or other action occurs in connection with an event set forth in Section 10 hereof.

18.	Termination or Suspension of the Plan.

The Board or the Committee may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth anniversary of the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated; provided, however, that following any suspension or termination of the Plan, the Plan shall remain in effect for the purpose of governing all Awards then outstanding hereunder until such time as all Awards under the Plan have been terminated, forfeited, or otherwise canceled, or earned, exercised, settled, or otherwise paid out, in accordance with their terms.

19.	Effective Date of the Plan.

The Plan was approved by the Board on March 15, 2024, and shall become effective upon approval by the Company’s shareholders (the date of such approval is referred to as the “Effective Date”).

20.	Miscellaneous.

(a) Treatment of Dividends and Dividend Equivalents on Unvested Awards. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall either (i) not be paid or credited with respect to such Award, or (ii) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable Award and shall only be paid at the time or times such vesting requirement(s) are satisfied. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld. No dividends or dividend equivalents shall be paid on Options or Stock Appreciation Rights.

(b) Certificates. Stock acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Stock are registered in the name of the Participant, the Committee may require that (1) such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Stock; (2) the Company retain physical possession of the certificates; and (3) the Participant deliver a stock power to the Company, endorsed in blank, relating to the Stock. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Stock shall be held in book-entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(c) Other Benefits. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

(d) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee consents, resolutions, or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule, or number of shares of Stock) that are inconsistent with those in the Award Agreement as a result of a clerical error in connection with the preparation of the Award Agreement, the corporate records will control, and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(e) Clawback/Recoupment Policy. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy in effect as of the Effective Date or as may be adopted by the Board (or a committee or subcommittee of the Board) and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any of its Affiliates. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

(f) Non-Exempt Employees. If an Option or a Stock Appreciation Right is granted to an employee of the Company or any of its Affiliates in the United States who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or the Stock Appreciation Right will not be first exercisable for any shares of Stock until at least six (6) months following the date of grant of the Option or the Stock Appreciation Right (although the Option or the Stock Appreciation Right may vest prior to such date). To the extent that the vesting of an Option or a Stock Appreciation Right is based on the performance of a business unit of the Company or a Participant, the determinations with respect to such performance of such Option or Stock Appreciation Right for purposes of this Section 20(f) must be made based on (i) future performance meeting previously described criteria (e.g., hours of work, efficiency or productivity) or (ii) the Participant’s past performance, which shall be determined by the Company in its sole discretion. Consistent with the provisions of the Worker Economic Opportunity Act, (1) if such employee dies or suffers a Disability; (2) upon a Corporate Event in which such Option or Stock Appreciation Right is not assumed, continued, or substituted; (3) upon a Change in Control; or (4) upon the Participant’s retirement (as such term may be defined in the applicable Award Agreement or a Participant Agreement or, if no such definition exists, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options or Stock Appreciation Rights held by such employee may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or a Stock Appreciation Right will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting, or issuance of any shares under any other Award will be exempt from such employee’s regular rate of pay, the provisions of this Section 20(f) will apply to all Awards.

(g) Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 20(g) by and among, as applicable, the Company and its Affiliates, for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant’s participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant’s participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant’s eligibility to participate in the Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(h) Participants Outside of the United States. The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then a resident, or is primarily employed or providing services, outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then a resident or primarily employed or providing services, or so that the value and other benefits of the Award to the Participant, as affected by non–U.S. tax laws and other restrictions applicable as a result of the Participant’s residence, employment, or providing services abroad, shall be comparable to the value of such Award to a Participant who is a resident, or is primarily employed or providing services, in the United States. An Award may be modified under this Section 20(h) in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Exchange Act for the Participant whose Award is modified. Additionally, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Eligible Persons who are non–U.S. nationals or are primarily employed or providing services outside the United States.

(i) No Liability of Committee Members. Neither any member of the Committee nor any of the Committee’s permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person’s own fraud or willful misconduct; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company’s certificate or articles of incorporation or by-laws, each as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(j) Payments Following Accidents or Illness. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Governing Law. The Plan shall be governed by and construed in accordance with the laws of State of Delaware, without reference to the principles of conflicts of laws thereof.

(l) Electronic Delivery. Any reference herein to a “written” agreement or document or “writing” will include any agreement or document delivered electronically or posted on the Company’s intranet (or other shared electronic medium controlled or authorized by the Company to which the Participant has access) to the extent permitted by applicable law.

(m) Arbitration. All disputes and claims of any nature that a Participant (or such Participant’s transferee or estate) may have against the Company arising out of or in any way related to the Plan or any Award Agreement shall be submitted to and resolved exclusively by binding arbitration conducted in the State of Delaware (or such other location as the parties thereto may agree) in accordance with the applicable rules of the American Arbitration Association then in effect, and the arbitration shall be heard and determined by a panel of three arbitrators in accordance with such rules (except that in the event of any inconsistency between such rules and this Section 20(m), the provisions of this Section 20(n) shall control). The arbitration panel may not modify the arbitration rules specified above without the prior written approval of all parties to the arbitration. Within ten business days after the receipt of a written demand, each party shall designate one arbitrator, each of whom shall have experience involving complex business or legal matters, but shall not have any prior, existing, or potential material business relationship with any party to the arbitration. The two arbitrators so designated shall select a third arbitrator, who shall preside over the arbitration, shall be similarly qualified as the two arbitrators, and shall have no prior, existing or potential material business relationship with any party to the arbitration; provided, that, if the two arbitrators are unable to agree upon the selection of such third arbitrator, such third arbitrator shall be designated in accordance with the arbitration rules referred to above. The arbitrators will decide the dispute by majority decision, and the decision shall be rendered in writing and shall bear the signatures of the arbitrators and the party or parties who shall be charged therewith, or the allocation of the expenses among the parties in the discretion of the panel. The arbitration decision shall be rendered as soon as possible, but in any event not later than 120 days after the constitution of the arbitration panel. The arbitration decision shall be final and binding upon all parties to the arbitration. The parties hereto agree that judgment upon any award rendered by the arbitration panel may be entered in the United States District Court for the District of Delaware or any Delaware state court sitting in the State of Delaware. To the maximum extent permitted by law, the parties hereby irrevocably waive any right of appeal from any judgment rendered upon any such arbitration award in any such court. Notwithstanding the foregoing, any party may seek injunctive relief in any such court.

(n) Statute of Limitations. A Participant or any other person filing a claim for benefits under the Plan must file the claim within one year of the date the Participant or other person knew or should have known of the facts giving rise to the claim. This one-year statute of limitations will apply in any forum where a Participant or any other person may file a claim and, unless the Company waives the time limits set forth above in its sole discretion, any claim not brought within the time periods specified shall be waived and forever barred.

(o) Funding. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(p) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in relying, acting, or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any Person or Persons other than such member.

(q) Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

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